UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2016

TELECOM ITALIA S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ANNUAL REPORT

2015

This document has been translated into English for the convenience of the readers.

In the event of discrepancy, the Italian language version prevails.

CONTENTS

LETTER TO THE SHAREHOLDERS	2

REPORT ON OPERATIONS
Telecom Italia Group	4
Key Operating and Financial Data - Telecom Italia Group	7
Financial and Operating Highlights – The Business Units of the Telecom Italia Group	20
Discontinued operations/Non-current assets held for sale	31
Main Commercial Developments of the Business Units of the Group	35
Main changes in the regulatory framework	43
Competition	51
Consolidated Financial Position and Cash Flows Performance	54
Consolidated Financial Statements – Telecom Italia Group	65
Research and development	74
Events subsequent to December 31, 2015	74
Business Outlook for the Year 2016	74
Main risks and uncertainties	76
Information for Investors	79
Related Party Transactions	82
Alternative Performance Measures	83
Review of Operating and Financial Performance - Telecom Italia S.p.A.	85
Financial Statements - Telecom Italia S.p.A.	104
Reconciliation of Consolidated Equity	110
Social and environmental impacts of operations and their economic aspects	111
Corporate Boards at December 31, 2015	116
Macro-Organization Chart at December 31, 2015	118
Sustainability	119
References and governance	119
Placement in the indexes	120
Reporting	121
Materiality analysis	122
Economic value generated and distributed	124
Digitisation, connectivity and social innovation	124
Research and development	130
Environmental protection	134
Digital culture	141
Telecom Italia people	143
Fondazione Telecom Italia commitment	155
TELECOM ITALIA GROUP CONSOLIDATED FINANCIAL STATEMENT	158
Contents	158
Consolidated Statements of Financial Position	159
Separate Consolidated Income Statements	161
Consolidated Statements of Comprehensive Income	162
Consolidated Statements of Changes in Equity	163
Consolidated Statements of Cash Flows	164
Notes to the Consolidated Financial Statements	166
Certification of the Consolidated Financial Statements pursuant to Article 81-ter of the Consob Regulation 11971 dated May 14, 1999, with Amendments and Additions	322
Independent Auditors’ Report	323
TELECOM ITALIA S.p.A. SEPARATE FINANCIAL STATEMENTS	326
Contents	326
Statements of Financial Position	327
Separate Income Statements	329
Statements of Comprehensive Income	330
Statements of Changes in Equity	331
Statements of Cash Flows	332
Notes to the Separate Financial Statements of Telecom Italia S.p.A.	334
Certification of the Separate Financial Statements Pursuant to Article. 81 ter of Consob Regulation 11971 dated May 14, 1999, with Amendments and Additions	471
Independent Auditors’ Report	472
OTHER INFORMATION	474
Report of the Board of Statutory Auditors	475
Motions for Resolutions	490
Glossary	495
Useful information	507

LETTER TO THE SHAREHOLDERS

Dear Shareholders,

On March 20, the Board Of Directors accepted the resignation of Marco Patuano. Just ten days later, on March 30, the Board also approved the appointment of the new Chief Executive Officer, enabling the Company to move swiftly into a new and important period for its future.

Both of us were members of the existing Board of Directors, so we worked together on the Board, deciding strategies and setting industrial and financial targets. As such, we are very familiar with the challenges that lie ahead, as well as the strategies required to transform our Group. However, while confirming the general strategic direction, we believe that it is now necessary to improve executive effectiveness and operational management, to make our actions more dynamic.

Essentially, we intend to maintain continuity on two aspects: a clear and significant acceleration in the development of ultra-broadband networks as set out in our industrial plan, and transforming our Group into a “platform company”, using our own infrastructure to provide customers with an increasingly broad and comprehensive array of digital services. Building more powerful, more reliable networks is at the heart of our identity, but above all it is a commitment that we have made not only to our shareholders, but also to the people, companies and institutions of the countries where we operate.

However, if we want to make a meaningful contribution to the creation of the digital society, ensure the sustainability of the significant investments required for new networks, and maintain a presence in the part of the value chain with the best prospects, then we will also need to take action to expand and improve the digital services we offer.

In terms of implementing and executing these strategies, we believe that it is necessary to make a decisive change. The turnaround expected of us by shareholders and the market will be built on more efficient processes and management, on more effective commercial initiatives, and on better management of regulatory aspects.

The TIM that we want to take shape in the coming months and weeks is a TIM that is more agile, more flexible, more dynamic and more convergent. We want a more vibrant TIM in terms of responsiveness, enthusiasm and ability to challenge processes and paradigms that have become ingrained over the years, but that have been made redundant or ineffective due to technological developments and changing consumer habits.

We need a greater focus on commercial aspects, which will enable us to strengthen our competitive position, especially in terms of real and perceived quality. On this front, the real challenge is to put customers back at the heart of our every action.

Finally, we must gain greater authority and respect within our communities, improving our credibility, emphasizing transparency, good conduct and the value of our proposition to all stakeholders, competitors, authorities, institutions and, more generally, the industry and the country.

Annual Report 2015	Letter to the Shareholders	2

For a Group like ours – built on digital services and infrastructures – the significant growth prospects not yet fully exploited by the Italian IT sector now present a massive opportunity. This is further amplified by the commitment made by Italy’s government and institutions to closing the gap that separates us from the other major European countries. With this in mind, we also confirm the planned increase in capital expenditures, although this too must be aligned and rethought with a view to greater efficiency. For the same level of investment, we can improve the quality and quantity of our assets by increasing the coverage of our networks and making them more powerful. We also want to see greater efficiency in sales, marketing, advertising and communications, and in all back-office functions. Efficiency and value creation are the words that every area of the business must live by.

This is our commitment and what we will work towards to restore Telecom Italia to its rightful status. We believe in striking the correct combination and balance of continuity and change, but above all we are counting on the support of our shareholders and everyone who works at our Group.

Our group is rooted in Italy and feels a calling to work all over the world: our investments in the development of our networks will create important growth opportunities for citizens and companies in the countries where we operate. Our ability to innovate, the high quality of our people, and above all our ambitions, know no boundaries.

Once again, the path we have taken sets an example for the journey that others will have to make in future. However, this does not scare us; looking into the future and making it the present is part of our company’s mission. Saying what we will do and doing what we say, meanwhile, remains our personal commitment to you, our shareholders.

Annual Report 2015	Letter to the Shareholders	3

THE TELECOM ITALIA GROUP

THE BUSINESS UNITS

DOMESTIC

The Domestic Business Unit operates as the consolidated market leader in the sphere of voice and data services on fixed and mobile networks for final retail customers and other wholesale operators.

In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

CORE DOMESTIC • Consumer • Business • National Wholesale • Other (INWIT S.p.A. and support structures)

INWIT S.p.A. was formed in 2015. The company operates in the electronic communications infrastructure sector, specifically relating to housing of radio transmission equipment for mobile telephone networks, both for Telecom Italia and other operators.

INTERNATIONAL WHOLESALE Telecom Italia Sparkle group • Telecom Italia Sparkle S.p.A. • Lan Med Nautilus group

Olivetti operates in the area of office products and services for Information Technology. It carries out Solution Provider activities to automate processes and business activities for small and medium-size enterprises, large corporations and vertical markets.

OLIVETTI • Olivetti S.p.A.

BRAZIL

The Brazil Business Unit (Tim Brasil group) provides services in the area of UMTS, GSM and LTE technologies. Moreover, with the acquisitions and subsequent integrations into the group of Intelig Telecomunicações, Tim Fiber RJ and Tim Fiber SP, the services portfolio has been extended by offering fiber optic data transmission using full IP technology such as DWDM and MPLS and by offering residential broadband services.

Tim Brasil Serviços e Participações S.A. • Tim Participações S.A. • Intelig Telecomunicações Ltda • Tim Celular S.A.

MEDIA

Media operates through Persidera in the management of Digital Multiplexes, as well as in the provision of accessory services and digital signal broadcasting platforms to third parties.	Persidera S.p.A.

Annual Report 2015	The Telecom Italia Group	4

BOARD OF DIRECTORS

Chairman	Giuseppe Recchi

Chief Executive Officer	Marco Patuano

Directors

Tarak Ben Ammar

Davide Benello (independent)

Lucia Calvosa (independent)

Flavio Cattaneo (independent)

Laura Cioli (independent)

Francesca Cornelli (independent)

Arnaud Roy de Puyfontaine

Jean Paul Fitoussi

Giorgina Gallo (independent)

Félicité Herzog (independent)

Denise Kingsmill (independent)

Luca Marzotto (independent)

Hervé Philippe

Stéphane Roussel

Giorgio Valerio (independent)

Secretary to the Board	Antonino Cusimano

BOARD OF STATUTORY AUDITORS

Chairman	Roberto Capone

Acting Auditors	Vincenzo Cariello
Paola Maiorana
Gianluca Ponzellini
Ugo Rock

Alternate Auditors	Francesco Di Carlo

Gabriella Chersicla
Piera Vitali
Riccardo Schioppo

Annual Report 2015	Board of Directors and Board of Statutory Auditors of Telecom Italia S.p.A.	5

INFOGRAFICA GRUPPO

Telecom Italia Group Report on Operations	Key Operating and Financial Data - Telecom Italia Group	6

KEY OPERATING AND FINANCIAL DATA - TELECOM ITALIA GROUP

Consolidated Operating and Financial Data(*)

(millions of euros)		2015	2014	2013	2012	2011
Revenues		19,718	21,573	23,407	25,759	26,772

EBITDA	(1)	7,004	8,786	9,540	10,525	11,138

EBIT before goodwill impairment loss	(1)	3,201	4,530	4,905	5,830	6,174

Goodwill impairment loss		(240)	—	(2,187)	(4,121)	(7,364)

EBIT	(1)	2,961	4,530	2,718	1,709	(1,190)

Profit (loss) before tax from continuing operations		447	2,347	532	(293)	(3,253)

Profit (loss) from continuing operations		46	1,419	(579)	(1,379)	(4,676)

Profit (loss) from Discontinued operations/Non-current assets held for sale		611	541	341	102	310

Profit (loss) for the year		657	1,960	(238)	(1,277)	(4,366)

Profit (loss) for the year attributable to Owners of the Parent		(72)	1,350	(674)	(1,627)	(4,811)

Capital expenditures		5,197	4,984	4,400	4,639	5,556

Consolidated Financial Position Data(*)

(millions of euros)		12/31/2015	12/31/2014	12/31/2013	12/31/2012	12/31/2011
Total Assets		71,232	71,551	70,220	77,596	83,939

Total Equity		21,333	21,699	20,186	23,012	26,694

- attributable to Owners of the Parent		17,610	18,145	17,061	19,378	22,790

- attributable to non-controlling interests		3,723	3,554	3,125	3,634	3,904

Total Liabilities		49,899	49,852	50,034	54,584	57,245

Total Equity and Liabilities		71,232	71,551	70,220	77,596	83,939

Share capital		10,650	10,634	10,604	10,604	10,604

Net financial debt carrying amount	(1)	28,475	28,021	27,942	29,053	30,819

Adjusted net financial debt	(1)	27,278	26,651	26,807	28,274	30,414

Adjusted net invested capital	(2)	48,611	48,350	46,993	51,286	57,108

Debt Ratio (Adjusted net financial debt/Adjusted net invested capital)		56.1%	55.1%	57.0%	55.1%	53.3%

Consolidated Profit Ratios(*)

		2015	2014	2013	2012	2011
EBITDA/Revenues	(1)	35.5%	40.7%	40.8%	40.9%	41.6%

EBIT/Revenues (ROS)	(1)	15.0%	21.0%	11.6%	6.6%	n.s.

Adjusted Net Financial Debt/EBITDA	(1)	3.9	3.0	2.8	2.7	2.7

(1)	Details are provided under “Alternative Performance Measures”.
(2)	Adjusted net invested capital = Total equity + Adjusted net financial debt.
(*)	Following the signature of the agreements in November 2013 (subsequently amended in October 2014), for the disposal of the controlling interest held in the Sofora - Telecom Argentina group, the latter was classified under Discontinued operations - Assets held for sale. On March 8, 2016 Telecom Italia Group completed the sale of its entire stake.

Telecom Italia Group Report on Operations	Key Operating and Financial Data - Telecom Italia Group	7

Headcount, number in the Group at year end (1)

(number)	12/31/2015	12/31/2014	12/31/2013	12/31/2012	12/31/2011
Headcount (excluding headcount relating to Discontinued operations/Non-current assets held for sale)	65,867	66,025	65,623	66,381	67,804

Headcount relating to Discontinued operations/Non-current assets held for sale	16,228	16,420	16,575	16,803	16,350

Headcount, average number in the Group(1)

(equivalent number)	2015	2014	2013	2012	2011
Headcount (excluding headcount relating to Discontinued operations/Non-current assets held for sale)	61,553	59,285	59,527	62,758	63,137

Headcount relating to Discontinued operations/Non-current assets held for sale	15,465	15,652	15,815	15,806	15,232

Financial performance measures

Telecom Italia S.p.A.

(euros)		2015	2014	2013
Share prices (December average)
- Ordinary		1.16	0.91	0.69

- Savings		0.98	0.71	0.55

Dividends per share	(2)
- Ordinary		—	—	—

- Savings		0.0275	0.0275	0.0275

Pay Out Ratio	(2) (*)	45%	27%	13%

Market capitalization (in million euros)		21.525	16,568	12,520

Market to Book Value	(**)	1.34	1.00	0.76

Dividend Yield (based on December average)	(2) (***)
- Ordinary		—	—	—

- Savings		2.81%	3.87%	5.03%

Telecom Italia Group

(euros)	2015	2014	2013
Basic and Diluted Earnings Per Share – ordinary shares	0.00	0.06	(0.03)

Basic and Diluted Earnings Per Share – savings shares	0.00	0.07	(0.03)

(1)	Includes employees with temp work contracts.
(2)	For the year 2015, the ratio was calculated on the basis of the proposed resolutions submitted to the shareholders’ meeting to be held on May 25, 2016. For all periods, the reference index was assumed to be the Parent’s Earnings, calculated by excluding Non-recurring items (as detailed in the Note “Significant non-recurring events and transactions” in the Separate Financial Statements of Telecom Italia S.p.A. at December 31, 2015).
(*)	Dividends paid in the following year/Profit for the year.
(**)	Capitalization/Equity of Telecom Italia S.p.A.
(***)	Dividends per share/Share prices.

Telecom Italia Group Report on Operations	Key Operating and Financial Data - Telecom Italia Group	8

HIGHLIGHTS 2015

During 2015, Telecom Italia initiated a fundamental process of renewal of its identity and corporate structure, aimed at consolidating its leadership and above all supporting the future growth of the Group.

The fixed-mobile convergence, resulting from the increasing diffusion of smart handsets and the development of digital platforms and infrastructures, is at the center of the Telco industry. In response to this phenomenon, Telecom Italia has converged its entire commercial offering under TIM – the single brand of the Group from the beginning of 2016 – which combines Telecom Italia’s solidity and TIM’s innovation to provide a high quality customer experience through digital services and content.

On the technology side, there has been a sharp increase in the development of the mobile and fixed ultra-broadband networks, as a result of overall capital expenditure of 3 billion euros, thanks to which Telecom Italia/TIM has confirmed its status as the lead player in the digitization of Italy.

The diffusion of premium digital content and services with a particular focus on the video sector is the basis of the capital expenditure program implemented. This included a strong boost to TIMvision, the integrated platform branded by TIM, which had over 500,000 customers at the end of 2015, also thanks to the agreements signed with major producers of international content.

A renewed portfolio of offerings has been launched to support the development and diffusion of services and content, focusing on bundle and lock-up offers aimed at stabilizing the customer base through the steady growth in consumption of fixed and mobile broadband data.

To respond to the streamlining process that is sweeping through the Telco industry, in 2015 the Group signed agreements with the trade unions in order to manage personnel redundancies through solidarity contracts, voluntary early-retirements and the use of the mobility scheme under Law 223/91. Against a cost of over 400 million euros for 2015, the application of these provisions of law will bring significant efficiency savings, starting from 2016.

Lastly, in 2015 the Group initiated a process of renewal of its entire industrial structure through the transactions on the telecommunication towers carried out in Italy – with the stock exchange listing of the subsidiary INWIT – and in Brazil – with the sale and leaseback of the assets. The Group has also initiated the reorganization of its real estate structure, which will involve ten Italian towns and will lead to the concentration of offices through the renegotiation or cancellation of lease contracts and the sale of excess properties. In Rome, the work site has been opened for the Group’s new headquarter, which will be located in the EUR district from the recovery of the Towers built in the 1950s by the architect Cesare Ligini.

The market

In 2015, the domestic market confirmed the trend of gradual recovery in revenues, with a reduction of the decrease rate as compared to the previous quarters, due to a slowdown in the contraction of traditional services and the growth of innovative services. In particular, our competitive positioning in the Mobile segment continued to get stronger, with revenue returning to growth in the fourth quarter of 2015 compared to the same period of the prior year, driven by the higher mobile Internet penetration and stable market share. In the Fixed segment, the recovery trend in revenues was driven by the positive performance of broadband ARPU, steady growth in ADSL customers with premium bundle/flat deals, and the development of ICT services.

In Brazil, the market was affected by a further deterioration in the macroeconomic scenario, which caused a contraction in internal demand, higher inflation and the depreciation of the real from 3.22 reais per euro at the end of 2014 to 4.25 reais per euro at December 31, 2015. These factors contributed to a general slowdown in growth in the mobile market compared to the previous quarters.

Against this context, the Tim Brasil group recorded a substantial hold on market share in the Mobile segment with an increase in the postpaid customer base. However, at the same time, its revenues fell as a result of faster migration from traditional voice-SMS services to innovative IP solutions, as well as

Telecom Italia Group Report on Operations	Key Operating and Financial Data - Telecom Italia Group	9

the further reduction in mobile termination rates (MTR), effective since late February 2015. The negative trend in mobile revenues was partly mitigated by the growth in Fixed revenues, in particular in the wholesale business segment of the subsidiary Intelig and Broadband of TIM Live.

Projects and non-recurring events

The financial results for 2015 were also characterized by the impact of a number of non-recurring events and the launch of several projects to rationalize and improve operating efficiency.

In particular, from the end of 2014, Telecom Italia launched a major real estate project, which involves a process of restructuring, the closure of a number of properties and renegotiations of leases with the owners, all with a view to efficiency and cost-cutting, mainly by extending contract expiries and reducing lease payments.

Real estate project		12/31/2015
Renegotiated property rental contracts	approx. no.	750

Average remaining term of the renegotiated contracts	years	21

Increase in Tangible assets under lease/Financial payables for leases	millions of euros	1,178

Property acquired in ownership or through buyback clause	No.	5

During 2015, were purchased 5 strategic properties, whose contracts were previously classified as finance leases. Over one half of the renegotiated property rental contracts were previously accounted for using the operating lease method, however, as a result of the changes to the relevant contracts, they have been recognized in the statement of financial position at December 31, 2015 using the finance method (Tangible assets held under finance leases). For more details, see the “Telecom Italia S.p.A. Report on Operations”

On January 14, 2015, the company Infrastrutture Italiane Wireless S.p.A. (INWIT) was established, to which the parent Telecom Italia S.p.A., on April 1, 2015, transferred the business consisting of around 11,500 sites located in Italy where the radio transmission equipment for mobile telephone networks are hosted, both for the Parent Company and other operators.

INWIT – Infrastrutture Wireless Italiane S.p.A.		12/31/2015
Set of towers transferred from Telecom Italia S.p.A. to INWIT	No.	11,500

Number of shares in the IPO	No.	239,800,000

% of capital transferred		39.97%

IPO unit price per share	euro	3.65

Total Consideration received, net of transaction costs	millions of euros	854

Increase in Equity attributable to Owners of the Parent	millions of euros	279

Telecom Italia S.p.A. percentage interest in INWIT at December 31, 2015		60.03%

During the month of June 2015, the listing process (IPO) was successfully completed for the ordinary shares of INWIT S.p.A. on the Electronic Stock Exchange organized and managed by Borsa Italiana S.p.A., then followed in July by the exercise of the greenshoe option. This transaction did not result in a loss of control for the Telecom Italia Group over INWIT and was therefore treated as a transaction between shareholders in accordance with the accounting standards. Accordingly, no impacts were recognized in the consolidated income statements and the effects of the transaction were recognized directly as an increase in Equity attributable to Owners of the Parent.

Telecom Italia Group Report on Operations	Key Operating and Financial Data - Telecom Italia Group	10

During 2015, the Tim Brasil group finalized the sale of the first three blocks of telecommunications towers to American Tower do Brasil. The transaction involved the simultaneous execution of a finance lease contract for the portion of the towers used by the Tim Brasil group, recorded as a financial debt for leases.

Tim Brasil – Transfer of telecommunications towers	2015
	millions of reais	millions of euros
Towers object of the transfer agreement (no.)		6,481

Towers transferred in 2015 (no.)		5,483

Summary of the impacts of the transfers on 2015:
Total consideration received	2,498	676

Increase in Financial payables for lease back	(1,245)	(337)

Reduction/(increase) in net financial debt	1,253	339

Increase in Tangible assets under lease	1,245	337

Net gain through income statement, after taxes	839	227

In addition to the impacts of the transactions described above, in 2015 the Telecom Italia Group recorded non-recurring operating expenses connected to events and transactions that by their nature do not occur continuously in the normal course of business operations and have been shown because their amount is significant. They include expenses resulting from corporate restructuring and reorganization processes, expenses resulting from regulatory disputes and penalties and the liabilities related to those expenses, expenses for disputes with former employees, and liabilities with customers and/or suppliers.

(millions of euros)
Net non-recurring expenses	2015
Employee benefits expenses
Expenses related to restructuring and rationalization	446

Acquisition of goods and services and Change in inventories
Expenses related to agreements and the development of non-recurring projects	112

Sundry expenses and provisions
Expenses related to disputes and regulatory penalties and liabilities related to those expenses, and expenses related to disputes with former employees and liabilities with customers and/or suppliers	518

Impact on EBITDA	1,076

Gain from Brazil Towers disposal	(328)

Brazil Goodwill impairment loss	240

Impairment losses on tangible assets	2

Impact on EBIT	990

The impacts of non-recurring income/expenses on the main lines of result are outlined in the following part of this Report.

Telecom Italia Group Report on Operations	Key Operating and Financial Data - Telecom Italia Group	11

Financial highlights

In terms of economic and financial performance of 2015:

•	Consolidated revenues amounted to 19.7 billion euros, down by 8.6% on the 2014 (-4.6% in organic terms).

•	EBITDA amounted to 7.0 billion euros, down by 20.3% on 2014 (-17.9% in organic terms). The organic EBITDA margin was equal to 35.5%, 5.8 percentage points lower than the corresponding period of the previous year. EBITDA in 2015 was pulled down by non-recurring expenses for a total of 1,076 million euros, without which the organic change in EBITDA would have been -4.5%, with an EBITDA margin of 41.0%, up 0.1 percentage points compared to 2014.

•	Operating profit (EBIT) was 3 billion euros, down 34.6% compared to 2014 (-33.0% in organic terms), as a result of the negative impact of net non-recurring expenses of 990 million euros, without which the organic change in EBIT would have been -8.3%.

•	The Loss for the year attributable to Owners of the Parent amounted to 72 million euros (Profit attributable to Owners of the Parent for 1.4 billion euros for the year 2014), pulled down by net non-recurring expenses, the negative impact of Group bond buybacks during the first part of the year, whose benefits will be seen in future years in the form of lower finance expenses, in addition to items of a merely valuation and accounting nature that do not entail any monetary settlement, related in particular to the fair value measurement of the embedded option included in the mandatory three-year convertible bonds issued at the end of 2013. In absence of these impacts, the result for 2015 would have been a profit of around 1.4 billion euros.

•	Capital expenditures in 2015 amounted to 5,197 million euros (4,984 million euros in 2014), confirming the acceleration envisaged in the industrial plan. In Italy, the strong boost given to the investment plan for developing next-generation network (NGN) infrastructure enabled the fiber-optic coverage to reach 42% of the population, while the 4G (LTE) network now covers 88% of the population.

•	Adjusted net financial debt amounts to 27,278 million euros at December 31, 2015, up 627 million euros compared to the end of 2014 (26,651 million euros). The increase in debt – despite the positive impact of operations and financial management, of the proceeds from the IPO of INWIT in the Italian market and the sale of the ownership of the towers in Brazil – was due to the effects of the recognition of higher debt for finance leases for the real estate project and for the leaseback of part of the towers in Brazil, as well as the adverse effects generated by the bond buybacks whose benefits, in terms of lower borrowing costs, will be seen in future years.

Telecom Italia Group Report on Operations	Key Operating and Financial Data - Telecom Italia Group	12

Financial highlights

(millions of euros)		2015	2014	% Change
				Reported		Organic
Revenues		19,718	21,573	(8.6)		(4.6)

EBITDA	(1)	7,004	8,786	(20.3)		(17.9)

EBITDA Margin		35.5%	40.7%	(5.2	)pp

Organic EBITDA Margin		35.5%	41.3%	(5.8	)pp

EBIT before goodwill impairment loss		3,201	4,530	(29.3)

Goodwill impairment loss		(240)	—

EBIT	(1)	2,961	4,530	(34.6)		(33.0)

EBIT Margin		15.0%	21.0%	(6.0	)pp

Organic EBIT Margin		15.0%	21.4%	(6.4	)pp

Profit (loss) from Discontinued operations/Non-current assets held for sale		611	541	12.9

Profit (loss) for the year attributable to Owners of the Parent		(72)	1,350

Capital expenditures (CAPEX)		5,197	4,984	4.3

		12/31/2015	12/31/2014	Change Amount
Adjusted net financial debt	(1)	27,278	26,651	627

(1)	Further details are provided in the section “Alternative Performance Measures”.

Telecom Italia Group Report on Operations	Key Operating and Financial Data - Telecom Italia Group	13

CONSOLIDATED OPERATING PERFORMANCE

Revenues

Revenues amounted to 19,718 million euros in 2015, 8.6% lower in comparison with 2014 (21,573 million euros). The decrease of 1,855 million euros was attributable to the Brazil Business Unit (1,608 million euros) and the Domestic Business Unit (302 million euros).

In terms of organic change, consolidated revenues fell by 4.6% (-951 million euros), calculated as follows:

(millions of euros)	2015	2014	Change
			amount	%
REPORTED REVENUES	19,718	21,573	(1,855)	(8.6)

Foreign currency financial statements translation effect		(914)	914

Changes in the scope of consolidation		10	(10)

ORGANIC REVENUES	19,718	20,669	(951)	(4.6)

Exchange rate fluctuations(1) consisted of -970 million euros for the Brazil Business Unit and +56 million euros for the Domestic Business Unit, while the change in the scope of consolidation(2) was the result of the inclusion of Rete A in the Group (Media Business Unit), following the acquisition of control on June 30, 2014 and the subsequent merger by absorption into its parent company Persidera S.p.A..

The breakdown of revenues by operating segment is the following:

	2015		2014		Change
(millions of euros)		% of total		% of total	amount	%	% organic
Domestic	15,001	76.1	15,303	70.9	(302)	(2.0)	(2.3)
Core Domestic	13,858	70.3	14,205	65.8	(347)	(2.4)	(2.4)

International Wholesale	1,314	6.7	1,244	5.8	70	5.6	1.1

Olivetti	172	0.9	227	1.1	(55)	(24.2)	(24.2)

Brazil	4,636	23.5	6,244	28.9	(1,608)	(25.8)	(12.1)

Media and Other Operations	131	0.7	71	0.3	60

Adjustments and eliminations	(50)	(0.3)	(45)	(0.1)	(5)

Consolidated Total	19,718	100.0	21,573	100.0	(1,855)	(8.6)	(4.6)

The Domestic Business Unit (divided into Core Domestic, International Wholesale and Olivetti) recorded a decline in revenues for 2015 of 302 million euros (-2.0%), compared to 2014, but with a significant recovery trend, particularly in revenues from services (-1.1% in the fourth quarter 2015 compared to the same period of 2014; -1.5% in the third quarter 2015; -1.7% in the second quarter 2015: and -3.3% in the first quarter 2015). This recovery in performance was due to an improvement in the competitive scenario. This resulted in an acceleration in the growth of connectivity and content services for broadband and ultrabroadband networks, stability of market share, and a steady reduction in the erosion of ARPU on traditional services, mainly in the Mobile segment, which posted a positive performance in the fourth quarter 2015, both in terms of total revenues (+0.7%) and revenues from services (+0.1%), compared to the same period of 2014.

In 2015, the Brazil Business Unit generated revenues of 17,139 million reais, down 2,359 million reais (-12.1%) on the previous year. This was mainly due to the fall in revenues from services, which were affected by the further reduction in the mobile termination rate and the contraction in revenues from traditional voice and SMS services, only partially offset by the increase in revenue generated by the innovative component.

A more detailed analysis of revenue performance by individual Business Unit is provided in the section “Financial and Operating Highlights - The Business Units of the Telecom Italia Group”.

(1)	The average exchange rates used for the translation into euro (expressed in terms of units of local currency per 1 euro) were 1.10970 for the US dollar in 2015 and 1.32853 in 2014. For the Brazilian real, the average exchange rates used were 3.69727 in 2015 and 3.12280 in 2014. The effect of the change in exchange rates is calculated by applying the foreign currency translation rates used for the current period to the period under comparison.
(2)	The change in the scope of consolidation has been calculated by excluding the contribution of the companies that have exited from the comparison figure and adding in the estimated contribution of any companies entering the scope of consolidation.

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EBITDA

EBITDA totaled 7,004 million euros (8,786 million euros in 2014), a decrease of 1,782 million euros compared to 2014; the EBITDA margin was 35.5% (40.7% in 2014).

Organic EBITDA was down 1,529 million euros (-17.9%) compared to 2014, with a decline in the organic EBITDA margin of 5.8 percentage points, from 41.3% in 2014 to 35.5% in 2015.

EBITDA in 2015 reflected the negative impact of non-recurring expenses totaling 1,076 million euros; without these expenses, the organic change in EBITDA would have been -4.5%, with an EBITDA margin of 41.0%, increasing by 0.1 percentage points on 2014. For further details, see the Note “Significant non-recurring events and transactions” in the Consolidated Financial Statements at December 31, 2015 of the Telecom Italia Group.

Organic EBITDA is calculated as follows:

(millions of euros)	2015	2014	Change
			amount	%
REPORTED EBITDA	7,004	8,786	(1,782)	(20.3)

Foreign currency financial statements translation effect		(256)	256

Changes in the scope of consolidation		3	(3)

ORGANIC EBITDA	7,004	8,533	(1,529)	(17.9)

of which non-recurring income/(expenses)	(1,076)	72	(1,148)

ORGANIC EBITDA excluding non-recurring component	8,080	8,461	(381)	(4.5)

Exchange rate fluctuations are related to the Brazil Business Unit (-275 million euros) and the Domestic Business Unit (+19 million euros), while the change in the scope of consolidation was the result of the acquisition of Rete A.

Breakdown of EBITDA and EBITDA margin by operating segment is the following:

(millions of euros)	2015		2014		Change
		% of total		% of total	amount	%		% organic
Domestic	5,567	79.5	6,998	79.6	(1,431)	(20.4)		(20.6)
EBITDA Margin	37.1		45.7			(8.6	)pp	(8.5	)pp

Brazil	1,449	20.7	1,774	20.2	(325)	(18.3)		(3.3)
EBITDA Margin	31.3		28.4			2.9	pp	2.9	pp

Media and Other Operations	(14)	(0.2)	13	0.2	(27)

Adjustments and eliminations	2	—	1	—	1

Consolidated Total	7,004	100.0	8,786	100.0	(1,782)	(20.3)		(17.9)

EBITDA Margin	35.5		40.7			(5.2	)pp	(5.8	)pp

EBITDA was particularly impacted by the change in the line items analyzed below:

•	Acquisition of goods and services (8,533 million euros; 9,430 million euros in 2014).

The reduction of 897 million euros was mainly attributable to the decrease in the Brazil Business Unit’s acquisition of goods and services (down by 1,149 million euros, including a negative exchange rate effect of 558 million euros), partially offset by the increase by the Domestic Business Unit (215 million euros), mainly due to higher purchases of equipment and handsets, related to the increase in product sales. This increase also reflected non-recurring items totaling 102 million euros.

•	Employee benefits expenses (3,589 million euros; 3,119 million euros in 2014).

They increased by 470 million euros compared to 2014. The main factors that drove this change were:

•	An increase of 72 million euros in the Italian component of ordinary employee expenses, due to the increased contractual minimum salaries – as established in the TLC National Collective Labor Agreement signed on February 1, 2013, which set the pay-scale points effective from April and October 2014 – and the growth in the average salaried workforce, due to the termination in April 2015 of the “Solidarity Contracts” applied by the Parent and Telecom Italia Information Technology. Compared to 2014, the average salaried workforce had a net increase of 1,842 employees, out of which 2,062 units connected to the ending of the solidarity contracts.

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•	The recognition of charges and provisions to Employee benefits and other minor items, of a non-recurring nature, totaling 446 million euros. In particular, in 2015 the Parent and a number of Group companies signed specific agreements with the trade unions for the application of the provisions of law that, from 2016 and in subsequent years, will enable the reduction of personnel redundancies generated by the streamlining processes affecting all the companies operating in the TLC sector. These instruments will be implemented through solidarity contracts, through voluntary early retirements (in application of Article 4, paragraphs 1-7ter, of Law 92 of June 28, 2012, known as the “Fornero law”), and through the use of the mobility scheme under Law 223/91. Such expenses consisted of 422 million euros for the Parent Telecom Italia S.p.A., 17 million euros for the restructuring plan announced in May 2015 by Olivetti, 3 million euros for the company Telecom Italia Information Technology, 2 million euros for HR Services, and 2 million euros for Telecom Italia Sparkle.

In 2014, provisions were made for non-recurring restructuring expenses totaling 8 million euros (5 million euros by the Parent and 3 million euros by Olivetti).

More details are provided in the Note “Employee benefits expenses” of the Consolidated Financial Statements at December 31, 2015 of the Telecom Italia Group.

•	A decrease of 40 million euros in the foreign component of employee benefits expenses due to the higher increase in labor costs related to the growth in the average workforce (+426 average employees) and local salary increases, which were offset by a negative exchange rate effect of around 59 million euros, essentially relating to the Brazil Business Unit. In 2014, the company Olivetti booked a total of 4 million euros of non-recurring restructuring expenses relating to foreign companies.

•	Other income (287 million euros; 401 million euros in 2014).

These fell by 114 million euros compared to the previous year.

In 2014, this item included the entire release of the risk provision, made in the 2009 Consolidated Financial Statements for the alleged administrative offense pursuant to Italian Legislative Decree 231/2001, linked to the so-called Telecom Italia Sparkle affair (84 million euros).

•	Other operating expenses (1,491 million euros; 1,175 million euros in 2014).

These increased by 316 million euros compared to 2014, mainly due to the presence of non-recurring expenses of 518 million euros, resulting from regulatory disputes and penalties and the liabilities related to those expenses, expenses for disputes with former employees, and liabilities with customers and/or suppliers. Without these non-recurring expenses, other operating expenses would have fallen by around 190 million euros.

In particular:

•	write-downs and expenses in connection with credit management (345 million euros; 375 million euros in 2014) consisting of 270 million euros for the Domestic Business Unit (295 million euros in 2014) and 62 million euros for the Brazil Business Unit (80 million euros in 2014);

•	provision charges (330 million euros; 84 million euros in 2014) consisting of 236 million euros for the Domestic Business Unit (6 million euros in 2014) and 86 million euros for the Brazil Business Unit (74 million euros in 2014);

•	TLC operating fees and charges (342 million euros; 449 million euros in 2014) consisting of 285 million euros for the Brazil Business Unit (399 million euros in 2014) and 56 million euros for the Domestic Business Unit (49 million euros in 2014).

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Depreciation and amortization

Details are as follows:

(millions of euros)	2015	2014	Change
Amortization of intangible assets with a finite useful life	1,788	1,854	(66)

Depreciation of property, plant and equipment – owned and leased	2,347	2,430	(83)

Total	4,135	4,284	(149)

The fall of 149 million euros was mainly attributable to the Domestic Business Unit (-85 million euros), which was affected by the revision of the useful lives of the passive infrastructure of the Mobile Base Transceiver Stations, which resulted in an overall impact of 51 million euros of lower depreciation, and to the Brazil Business Unit (-68 million euros, net of negative exchange rate effects of 152 million euros). Net of the exchange rate effect, the depreciation and amortization of the Brazil Business Unit would have increased by 85 million euros, resulting from the acceleration in investments in the last 18-24 months.

Further details are provided in the Note “Tangible assets (owned and under finance leases)” of the Consolidated Financial Statements at December 31, 2015 of the Telecom Italia Group.

Gains/(losses) on disposals of non-current assets

In 2015, this item amounted to 336 million euros, mainly attributable to the non-recurring gain of 1,211 million reais (approximately 328 million euros) realized by the Brazil Business Unit from the sale of the first three tranches of telecommunications towers to American Tower do Brasil. See the section “Financial and Operating Highlights of the Business Units of the Telecom Italia Group – Brazil Business Unit” in this Report on Operations for more details.

In 2014 this item amounted to 29 million euros and mainly related to the realized gain, of about 38 million euros, from the sale by Telecom Italia S.p.A. of a property located in Milan, for a price of 75 million euros, which was offset by net losses of 11 million euros, mainly relating to the disposal of tangible assets by the Domestic Business Unit.

Impairment net losses on non-current assets

This item amounted to 244 million euros in 2015 (1 million euros in 2014).

The impairment losses for the year 2015 included:

•	240 million euros on the Goodwill of the Brazil Business Unit due to the results of the impairment testing conducted at December 31, 2015, carried out by comparing the recoverable amount of the Brazil Cash Generating Unit (CGU) with its carrying amount on the same date;

•	4 million euros for other items.

Further details are provided in the Note “Goodwill” in the Consolidated Financial Statements at December 31, 2015 of the Telecom Italia Group.

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EBIT

EBIT totaled 2,961 million euros (4,530 million euros in 2014), a decrease of 1,569 million euros (-34.6%) compared to 2014; the EBIT margin was 15.0% (21.0% in 2014).

Organic EBIT was down 1,458 million euros, with an organic EBIT margin of 15.0% (21.4% in 2014).

EBIT in 2015 reflected the negative impact of non-recurring net expenses totaling 990 million euros. The non-recurring expenses already described in the commentary on the EBITDA (1,076 million euros) and the above mentioned goodwill impairment loss on the Brazil Business Unit (240 million euros) were essentially offset by the positive impact of the gain of around 328 million euros from the sale of telecommunications towers in Brazil. Without these non-recurring net expenses, the organic change in EBIT would have been -8.3%, with an EBIT margin of 20.0%. For further details, see the Note “Significant non-recurring events and transactions” in the Consolidated Financial Statements at December 31, 2015 of the Telecom Italia Group.

Organic EBIT is calculated as follows:

(millions of euros)	2015	2014	Change
			amount	%
REPORTED EBIT	2,961	4,530	(1,569)	(34.6)

Foreign currency financial statements translation effect		(112)	112

Changes in the scope of consolidation		1	(1)

ORGANIC EBIT	2,961	4,419	(1,458)	(33.0)

of which non-recurring income/(expenses)	(990)	110	(1,100)

ORGANIC EBIT excluding non-recurring component	3,951	4,309	(358)	(8.3)

Exchange rate fluctuations were attributable to the Brazil Business Unit (-123 million euros) and the Domestic Business Unit (+11 million euros), while the change in the scope of consolidation was the result of the acquisition of Rete A.

Other income (expenses) from investments, net

In 2015, this item showed a positive balance of 10 million euros and mainly related to the gain from the sale of the non-controlling interest in SIA S.p.A., which took place on July 10, 2015.

In 2014, this amounted to a positive 16 million euros, essentially referring to the remeasurement at fair value of the 41.07% interest already held in Trentino NGN S.r.l., carried out pursuant to IFRS 3, following the acquisition of control of the company by Telecom Italia S.p.A. – on February 28, 2014 – at a price of 17 million euros.

Finance income (expenses), net

Finance income (expenses) showed an increase in net expenses of 331 million euros, from 2,194 million euros in 2014 to 2,525 million euros in 2015.

This increase was linked to the effects of the changes in certain non-monetary items – of a valuation and accounting nature, linked in particular to booking of derivatives – and of bond buybacks, which were counterbalanced by the reduction in finance expenses connected to the related debt position.

In particular:

•	the negative impact of 454 million euros (174 million euros in 2014) relating to the fair value measurement through profit and loss – performed separately from its liability component – of the embedded option included in the mandatory convertible bond issued by Telecom Italia Finance S.A. at the end of 2013, for 1.3 billion euros (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”);

•

a negative effect of 379 million euros in relation to the bond buybacks carried out during 2015 by Telecom Italia S.p.A. for a total of 3.8 billion euros. This impact resulted from the difference between the buyback prices and the values of the liabilities at the transaction date, net of the

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benefits from the termination of several hedging derivatives linked to the bonds repurchased. In 2014, the negative impact of the buybacks carried out during the period and the exercise of the early redemption option for a bond amounted to 62 million euros.

Income tax expense

This item amounted to 401 million euros, and was down 527 million euros on 2014 (928 million euros) mainly due to the lower tax base of the Parent Telecom Italia and the intervening full deductibility of labor costs from the IRAP tax base introduced by Article 1 paragraph 20, of the 2014 Stability Law (Law no. 190/14), which resulted in a reduction of around 60 million euros in IRAP tax.

Profit (loss) from Discontinued operations/Non-current assets held for sale

In 2015, this item amounted to 611 million euros (541 million euros in 2014) and it is mainly related to the positive contribution to the consolidation from the Sofora - Telecom Argentina group.

More details are provided in the section “Discontinued operations/Non-current assets held for sale” of this Report on Operations and in the Note “Discontinued operations/Non-current assets held for sale” in the Consolidated Financial Statements at December 31, 2015 of the Telecom Italia Group.

Profit (loss) for the year

The details are as follows:

(millions of euros)	2015	2014
Profit (loss) for the year	657	1,960

Attributable to:
Owners of the Parent:
Profit (loss) from continuing operations	(161)	1,252

Profit (loss) from Discontinued operations/Non-current assets held for sale	89	98

Profit (loss) for the year attributable to Owners of the Parent	(72)	1,350

Non-controlling interests:
Profit (loss) from continuing operations	207	167

Profit (loss) from Discontinued operations/Non-current assets held for sale	522	443

Profit (loss) for the year attributable to Non-controlling interests	729	610

The loss for the year attributable to Owners of the Parent amounted to 72 million euros (profit for the year 2014 attributable to Owners of the Parent of 1,350 million euros), and was pulled down by net non-recurring expenses, the negative impact of Group bond buybacks during the first part of the year, whose benefits will be seen in future years in the form of lower finance expenses, in addition to items of a merely valuation and accounting nature that do not entail any monetary settlement, related in particular to the fair value measurement of the embedded option included in the mandatory three-year convertible bonds issued at the end of 2013. Without these impacts, profit for the year 2015 attributable to Owners of the Parent would have been around 1.4 billion euros.

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FINANCIAL AND OPERATING HIGHLIGHTS – THE BUSINESS UNITS OF THE TELECOM ITALIA GROUP

DOMESTIC

(millions of euros)	2015	2014	Change
			amount	%		% organic
Revenues	15,001	15,303	(302)	(2.0)		(2.3)

EBITDA	5,567	6,998	(1,431)	(20.4)		(20.6)

EBITDA Margin	37.1	45.7		(8.6	)pp	(8.5	)pp

EBIT	2,359	3,738	(1,379)	(36.9)		(37.0)

EBIT Margin	15.7	24.4		(8.7	)pp	(8.7	)pp

Headcount at year end (number)	52,644	53,076	(432)	(0.8)

Fixed

	12/31/2015	12/31/2014	12/31/2013
Physical accesses at period end (thousands)(1)	19,209	19,704	20,378

of which Retail physical accesses at period end (thousands)	11,742	12,480	13,210

Broadband accesses at period end (thousands) (2)	8,890	8,750	8,740

of which Retail broadband accesses at period end (thousands)	7,023	6,921	6,915

Network infrastructure in Italy:
copper access network (millions of km – pair, distribution and connection)	115.6	115.2	114.9

access and carrier network in optical fiber (millions of km - fiber)	10.4	8.3	6.7

Total traffic:
Minutes of traffic on fixed-line network (billions):	76.9	84.2	91.2

Domestic traffic	62.5	68.9	75.8

International traffic	14.4	15.3	15.4

Broadband traffic (PBytes) (3)	4,126	3,161	2,533

(1)	Does not include full-infrastructured OLOs and Fixed Wireless Access (FWA).
(2)	Does not include LLU and NAKED, satellite and full-infrastructured OLOs and Fixed Wireless Access (FWA).
(3)	DownStream and UpStream traffic volumes

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Mobile

	12/31/2015	12/31/2014	12/31/2013
Lines at period end (thousands)	30,007	30,350	31,221

Change in lines (%)	(1.1)	(2.8)	(2.9)

Churn rate (%) (1)	23.4	24.2	30.4

Total traffic:
Outgoing retail traffic (billions of minutes)	43.6	42.7	41.0

Incoming and outgoing retail traffic (billions of minutes)	66.1	62.7	57.5

Browsing Traffic (PBytes) (2)	182.6	133.9	98.1

Average monthly revenues per line (in euros) (3)	12.1	12.1	13.1

(1)	The data refer to total lines. The churn rate represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.
(2)	National traffic excluding roaming.
(3)	The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

Revenues

In 2015 total revenues fell by 302 million euros compared to 2014 (-2.0%, from 15,303 million euros for 2014 to 15,001 million euros in 2015).

There were a number of significant indicators during the year 2015 and the last quarter including the continued steady recovery in revenue performance, which strengthened compared to the previous quarters, and positive performance in the Mobile business, both in terms of total revenues (+0.7% in the fourth quarter of 2015) and revenues from services alone (+0.1% in the last quarter of 2015 compared to the same period of the prior year).

This recovery of revenues was attributable to commercial actions aimed at progressively stabilizing the customer base – with market share slightly up in both the Mobile and Fixed-line Broadband businesses – and the ARPU, thanks to the growth in revenues from Fixed-line Broadband, ICT and Mobile Internet.

In detail:

Revenues from domestic services – amounting to 14,058 million euros for 2015 – were down 276 million euros (-1.9% on the prior year). The performance by quarter continued the trend of recovery mentioned above, which strengthened compared to the previous quarters: -1.1% in the fourth quarter 2015 compared to the same period of 2014; -1.5% in the third quarter 2015; -1.7% in the second quarter 2015; and -3.3% in the first quarter 2015. In particular:

•	revenues from Fixed-line services amounted to 10,372 million euros for the year and were down by 300 million euros compared to 2014 (-2.8%);

•	revenues from services in the Mobile business were equal to 4,517 million euros, a decrease of 91 million euros compared to the prior year (-2.0%). The trends by quarter contributed to the improving trend with a positive +0.1% in the fourth quarter 2015 compared to the same period of 2014, versus -1.5% in the third quarter 2015; -2.5% in the second quarter 2015; and -4.2% in the first quarter 2015.

Revenues from product sales, including the change in work in progress, totaled 943 million euros in 2015 (-26 million euros compared to 2014), with an increase of 68 million euros in the Mobile business, thanks to the continued growth in demand for advanced handsets (smartphones), and a decrease in the Fixed-line business following the streamlining of the product portfolio.

EBITDA

EBITDA for the Domestic Business Unit totaled 5,567 million euros in 2015, down 1,431 million euros compared to 2014 (-20.4%), with an EBITDA margin of 37.1% (-8.6 percentage points compared to the prior year).

EBITDA in 2015 reflected the negative impact of non-recurring net expenses – as already described in the Highlights section of this Report – totaling 1,028 million euros. Without these expenses the organic change in EBITDA would have been -4.9%, with an EBITDA margin of 44.0%, down 1.2 percentage points on 2014.

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Organic EBITDA is calculated as follows:

(millions of euros)	2015	2014	Change
			amount	%
REPORTED EBITDA	5,567	6,998	(1,431)	(20.4)

Foreign currency financial statements translation effect		19	(19)

Changes in the scope of consolidation		(7)	7

ORGANIC EBITDA	5,567	7,010	(1,443)	(20.6)

of which non-recurring income/(expenses)	(1,028)	72	(1,100)

ORGANIC EBITDA excluding non-recurring component	6,595	6,938	(343)	(4.9)

With regard to the change in the main cost items, the following is noted:

(millions of euros)	2015	2014	Change
Acquisition of goods and services	6,046	5,831	215

Employee benefits expenses	3,206	2,730	476

Other operating expenses	999	570	429

•	Acquisition of goods and services increased by 215 million euros (+3.7%) compared to 2014, also as a result of non-recurring expenses of 87 million euros in 2015. Without these items, Acquisition of goods and services would have increased by 128 million euros, in relation to the support for marketing and advertising efforts, only partly recovered through streamlining policies and savings on indirect costs and operating costs. In particular:

•	higher costs for the acquisition of goods for resale (+145 million euros, of which +78 million euros for the acquisition of Mobile handsets linked to the increase in sales volumes);

•	higher advertising costs (+25 million euros, mainly related to the sponsoring of EXPO 2015 and the launch of the new single Brand);

•	higher commercial costs (+24 million euros);

•	higher costs for revenues due to other operators (+26 million euros);

•	lower costs for indirect operating expenses, not directly linked to commercial and industrial policies (-117 million euros).

•	Employee benefits expenses increased by 476 million euros compared to 2014; The main factors that drove this change were:

•	an increase of 60 million euros in ordinary employee expenses, mainly due to the increased contractual minimums established in the TLC National Collective Labor Agreement signed on February 1, 2013, which resulted in the addition of pay-scale points in April and October 2014, and the growth in the average workforce by a total of 1,691 average employees compared to 2014. In particular, the “Solidarity Contracts” applied by the Parent and T.I. Information Technology – which involved a reduction in working hours and a consequent reduction in the average workforce – came to an end in April 2015, resulting in an increase of 2,062 average employees compared to 2014;

•	the recognition of 429 million euros in charges and provisions to Employee Benefits, of a non-recurring nature, consisting of 422 million euros for the Parent Telecom Italia S.p.A., 3 million euros for the company Telecom Italia Information Technology, 2 million euros for HR services, and 2 million euros for Telecom Italia Sparkle. In particular, in 2015 the Parent signed specific agreements with the trade unions for the application of the provisions of law that, from 2016 and in subsequent years, will enable the reduction of personnel surpluses, resulting from the streamlining processes affecting all the companies operating in the TLC sector. These instruments will be implemented through solidarity contracts, through voluntary early retirements (in application of Article 4, paragraphs 1-7ter, of Law 92 of June 28, 2012, known as the “Fornero law”), and through the use of mobility scheme under Law 223/91. More details are provided in the Note “Employee benefits expenses” of the Consolidated Financial Statements at December 31, 2015 of the Telecom Italia Group.

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•	Other operating expenses amounted to 999 million euros and increased by 429 million euros compared to 2014, mainly due to the presence of non-recurring expenses for 512 million euros, without which other operating expenses would have fallen by 79 million euros. The non-recurring expenses mainly related to provisions and expenses resulting from regulatory disputes and penalties and the liabilities related to those expenses, expenses for disputes with former employees, and liabilities with customers and/or suppliers.

Details of other operating expenses are shown in the table below:

(millions of euros)	2015	2014	Change
Write-downs and expenses in connection with credit management	270	295	(25)

Provision charges	236	6	230

TLC operating fees and charges	56	49	7

Expenses and provisions for indirect duties and taxes	100	99	1

Sundry expenses	337	121	216

Total	999	570	429

Other income amounted to 258 million euros in 2015 (382 million euros in 2014), decreasing by 124 million euros compared to the previous year. In 2014, the amount included the entire release of the risk provision, made in the 2009 Consolidated Financial Statements for the alleged administrative offense pursuant to Legislative Decree 231/2001, linked to the so-called Telecom Italia Sparkle affair (71 million euros).

EBIT

EBIT for 2015 was equal to 2,359 million euros (3,738 million euros in 2014), down 1,379 million euros on 2014 (-36.9%), with an EBIT margin of 15.7% (24.4% in 2014). The EBIT performance reflected the reduction in EBITDA described above, which was partially offset by the reduction in depreciation and amortization (85 million euros). EBIT for 2014 included the positive impact from the recognition of the gain of 38 million euros from the sale of the property located in Milan.

EBIT for 2015 was impacted negatively by 1,028 million euros overall in non-recurring expenses, without which the organic change in EBIT would have been -6.7%, with an EBIT margin of 24.4%.

Organic EBIT is calculated as follows:

(millions of euros)	2015	2014	Change
			amount	%
REPORTED EBIT	2,359	3,738	(1,379)	(36.9)

Foreign currency financial statements translation effect		11	(11)

Changes in the scope of consolidation		(7)	7

ORGANIC EBIT	2,359	3,742	(1,383)	(37.0)

of which non-recurring income/(expenses)	(1,028)	110	(1,138)

ORGANIC EBIT excluding non-recurring component	3,387	3,632	(245)	(6.7)

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Financial highlights of the Domestic Cash Generating Units

The main financial and operating highlights of the Business Unit are reported according to three Cash Generating units (CGU):

•	Core Domestic: includes all telecommunications activities pertaining to the Italian market. Revenues are broken down in the following tables according to the net contribution of each market segment to the CGU’s results, excluding intrasegment transactions. The sales market segments established on the basis of the “customer centric” organizational model are as follows:

•	Consumer: the segment consists of all Fixed and Mobile voice and Internet services and products managed and developed for individuals and families and of public telephony;

•	Business: the segment consists of voice, data, and Internet services and products, and ICT solutions managed and developed for small and medium-size enterprises (SMEs), Small Offices/Home Offices (SOHOs), Top customers, the Public Sector, Large Accounts, and Enterprises in the Fixed and Mobile telecommunications markets;

•	National Wholesale: consists of the management and development of the portfolio of regulated and unregulated wholesale services for Fixed and Mobile telecommunications operators in the domestic market;

•	Other (INWIT S.p.A. and support structures): includes:

•	INWIT S.p.A.: from April 2015 the company has been operating within the Operations area in the electronic communications infrastructures sector, specifically relating to housing of radio transmission equipment for mobile telephone networks, both for Telecom Italia and other operators;

•	Other Operations units: covering technological innovation and processes of development, engineering, building and operation of network infrastructures, real estate properties and plant engineering, delivery processes, and assurance for customer services; development of the information technology strategy, guidelines and plan; customer care, operating credit support, loyalty and retention activities, sales within its remit, and administrative management of customers;

•	Staff & Other: services carried out by Staff functions and other support activities performed by minor companies of the Group, also offered to the market and other Business Units.

The organizational change started in November 2015, involving the creation of the Wholesale Function by the integration in steps of the former Open Access and National Wholesale Services Functions, is in the process of being implemented.

•	International Wholesale – Telecom Italia Sparkle group: includes the activities of the Telecom Italia Sparkle group, which operates in the market for international voice, data and Internet services for fixed and mobile telecommunications operators, ISPs/ASPs (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets;

•	Olivetti: operates in the field of office products and information technology services. It carries out Solution Provider activities to automate processes and business activities for small and medium-size enterprises, large corporations and vertical markets. Its market is focused primarily in Europe, Asia and South America. Following approval of the restructuring plan of the Olivetti group, which took place on May 11, 2015, from the first half of 2015 the business lines for which the plan envisages a process leading to their disposal through divestment or termination have been included under Other Operations.

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The table below shows the key results for 2015 for the Domestic Business Unit, broken down by customer/business segment and compared to 2014.

Core Domestic

			Change
(millions of euros)	2015	2014	amount	%
Revenues	13,858	14,205	(347)	(2.4)

Consumer	7,267	7,349	(82)	(1.1)

Business	4,600	4,824	(224)	(4.6)

National Wholesale	1,785	1,793	(8)	(0.4)

Other	206	239	(33)	(13.8)

EBITDA	5,392	6,761	(1,369)	(20.2)

EBITDA Margin	38.9	47.6		(8.7	)pp

EBIT	2,287	3,593	(1,306)	(36.3)

EBIT Margin	16.5	25.3		(8.8	)pp

Headcount at year end (number)	51,741	51,849	(108)	(0.2)

In detail:

•	Consumer: revenues for the Consumer segment in 2015 amounted to 7,267 million euros, decreasing by 82 million euros (-1.1%) compared to 2014, with a strong recovery trend driven, in particular, by the progressive and structural recovery in the Mobile business, thanks to the steady market share and the stabilization of ARPU levels.

In particular:

•	revenues for the Mobile business were equal to 3,599 million euros and were slightly growing compared to 2014 (+29 million euros, +0.8%), continuing the positive performance seen over two consecutive quarters (fourth quarter 2015: +2.5%; third quarter: +3.3%; second quarter: -1.6%; first quarter: -1.5%). Revenues from services decreased by 39 million euros (-1.2% on 2014), but showing a significant trend of recovery (fourth quarter 2015: +1.5%; third quarter: -0.3%; second quarter: -2.1%; first quarter: -4.3%), attributable to the easing of competitive pressure, the progressive stabilization of the market share and the continued growth in Internet mobile and digital services, supporting the stabilization of the ARPU;

•	Fixed-line revenues amounted to 3,705 million euros, decreasing by 112 million euros compared to 2014 (-2.9%), with a slowdown in the last quarter of 2015 (-6.7%) compared to the improvement seen from the second half of 2014 thanks to initiatives aimed at increasing ARPU implemented in the final months of the year (repricing, introduction of flat tariffs, development of bundles).

•	Business: revenues for the Business segment amounted to 4,600 million euros, decreasing by 224 million euros compared to 2014 (-4.6%). Revenues from services (4,232 million euros, -204 million euros compared to 2014) continued the stabilization trend that began during 2014 (-4.7% in the fourth quarter 2015). In particular:

•	revenues from Mobile services fell by 66 million euros (-5.5% on 2014); the positive performance of new digital services, and, in particular, of the Mobile Internet component (+38 million euros, +9% compared to 2014) was offset by a reduction in traditional mobile services for voice calls and messaging (-109 million euros), due to the customer repositioning towards bundle deals with lower overall ARPU;

•	revenues from Fixed-line services fell by 141 million euros (-4.3% compared to 2014): despite the steady growth in revenues from ICT services (+5.7%), and in particular from Cloud services (+26% compared to 2014), the segment continued to be adversely affected by the slow economic recovery, the reduction in prices on traditional voice and data services, and the technological shift towards VoIP systems.

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•	National Wholesale: revenues for the Wholesale segment in 2015 amounted to 1,785 million euros, essentially stable compared to 2014 (-8 million euros, -0.4%). Indeed, the impact of the revision of the regulated prices in 2015 was similar to the impact in 2014 due to the retroactive amendment of the wholesale access prices for the period 2010-2012.

International Wholesale – Telecom Italia Sparkle group

(millions of euros)	2015	2014	Change
			amount	%		% organic
Revenues	1,314	1,244	70	5.6		1.1

of which third party	1,062	981	81	8.3		2.4

EBITDA	196	271	(75)	(27.7)		(32.4)

EBITDA Margin	14.9	21.8		(6.9	)pp	(7.4	)pp

EBIT	85	172	(87)	(50.6)		(53.6)

EBIT Margin	6.5	13.8		(7.3	)pp	(7.6	)pp

Headcount at year end (number) (*)	645	641	4	0.6

(*)	Includes employees with temp work contracts: 2 employees at 12/31/2015 (4 employees at 12/31/2014).

2015 revenues for the Telecom Italia Sparkle group – International Wholesale totaled 1,314 million euros, significantly higher than 2014 (+70 million euros, +5.6%). This increase related in particular to revenues for Voice services (+39 million euros, +4.3%) and revenues for IP/Data services (+33 million euros, +12.8%). The other business segments remained predominantly stable (-2 million euros, -2.2%).

Olivetti

Following the approval of the restructuring plan of the Olivetti group, that took place on May 11, 2015, the business lines for which the plan envisages a process through divestment or termination have not been consolidated under Olivetti any longer and have been included under Other Operations instead.

(millions of euros)	2015	2014	Change
			amount	%
Revenues	172	227	(55)	(24.2)

EBITDA	(9)	(29)	20	69.0

EBITDA Margin	(5.2)	(12.8)		7.6	pp

EBIT	(13)	(34)	21	61.8

EBIT Margin	(7.6)	(15.0)		7.4	pp

Headcount at year end (number) (*)	258	586	(328)	(56.0)

(*)	Includes employees with temp work contracts: none at 12/31/2015 (4 at 12/31/2014).

The revenues of business lines defined as “Core” (Office, Retail and Systems and Advanced Caring) totaled 172 million euros in 2015. In particular, there was an increase in revenues in the Office segment relating to the sale of multifunctional products under long-term rental agreements (+15 million euros compared to 2014), and revenues from services in the Advanced Caring segment increased by over 6 million euros compared to the prior year.

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BRAZIL

	(millions of euros)		(millions of reais)		Change
	2015	2014	2015	2014	amount	%
	(a)	(b)	(c)	(d)	(c-d)	(c-d)/d
Revenues	4,636	6,244	17,139	19,498	(2,359)	(12.1)

EBITDA	1,449	1,774	5,358	5,541	(183)	(3.3)

EBITDA Margin	31.3	28.4	31.3	28.4		2.9	pp

EBIT	636	795	2,351	2,483	(132)	(5.3)

EBIT Margin	13.7	12.7	13.7	12.7		1.0	pp

Headcount at year end (number)			13,042	12,841		1.6

	2015	2014
Lines at period end (thousands) (*)	66,234	75,721

MOU (minutes/month) (**)	119.5	135.8

ARPU (reais)	16.7	17.7

(*)	Includes corporate lines.
(**)	Net of visitors.

Revenues

Revenues for 2015, amounting to 17,139 million reais, were down by 2,359 million reais (-12.1%) on 2014. Service revenues totaled 15,384 million reais, a decrease of 941 million reais compared to 16,325 million reais for 2014 (-5.8%). The lower overall revenue was partly attributable to the revenues from incoming SMS and mobile traffic (-1,005 million reais, -40.2%), due to the reduction in the mobile termination rate (MTR) and lower volumes, as well as to traditional voice and SMS outgoing traffic (-1,216 million reais, -13.4%). This was only partially offset by the increase in revenue generated by the innovative component, mobile data and VAS content (+1,213 million reais, +35.0%). Mobile Average Revenue Per User (ARPU) amounted to 16.7 reais for 2015 compared with 17.7 reais for 2014 (-5.6%).

Revenues from product sales came to 1,755 million reais (3,173 million reais in 2014; -44.7%), reflecting the impact of the Brazilian macroeconomic crisis on household spending propensity.

The total number of lines at December 31, 2015 amounted to 66,234 thousand, showing a decrease compared to December 31, 2014 (-9,487 thousand). This corresponds to a market share of approximately 25.7% (27% at December 31, 2014).

EBITDA

EBITDA amounted to 5,358 million reais, 183 million reais lower than 2014 (-3.3%). The decline in EBITDA was attributable to the fall in revenues, which was only partially offset by the deployment of efficiency measures on cost items and the reduction in costs for revenues due to other operators and the cost of sales; employee benefits expenses on the other hand also increased due to the salary inflation adjustment, in addition to other net non-recurring costs of 53 million reais.

The EBITDA margin stood at 31.3%, 2.9 percentage points higher than in the previous year.

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With regard to the change in the main costs, the following is noted:

	(millions of euros)		(millions of reais)
	2015	2014	2015	2014	Change
	(a)	(b)	(c)	(d)	(c-d)
Acquisition of goods and services	2,444	3,593	9,037	11,222	(2,185)

Employee benefits expenses	349	379	1,289	1,183	106

Other operating expenses	470	598	1,736	1,865	(129)

Change in inventories	33	11	122	33	89

•	Acquisition of goods and services totaled 9,037 million reais (11,222 million reais in 2014). The 19.5% decrease compared to the previous year (-2,185 million reais) can be broken down as follows:

-1,583 million reais for purchases relating primarily to cost of products for resale;

-826 million reais for revenues due to other TLC operators;

+45 million reais for external service costs;

+179 million reais for rent and lease costs.

•	Employee benefits expenses, amounting to 1,289 million reais, were 106 million reais higher than 2014 (+9.0%). The average workforce grew from 11,451 employees in 2014 to 11,931 employees in 2015. The ratio of employee benefits expenses to total revenues rose to 7.5%, up 1.4 percentage points on 2014;

•	Other operating expenses amounted to 1,736 million reais, a decrease of 6.9% on 2014. The expenses were broken down as follows:

(millions of reais)	2015	2014	Change
Write-downs and expenses in connection with credit management	230	249	(19)

Provision charges	320	232	88

TLC operating fees and charges	1,054	1,247	(193)

Expenses and provisions for indirect duties and taxes	51	51	—

Sundry expenses	81	86	(5)

Total	1,736	1,865	(129)

EBIT

EBIT amounted to 2,351 million reais, down 132 million reais compared to 2014. This result reflected the lower EBITDA contribution, in addition to the goodwill impairment loss allocated on the Business Unit of 887 million reais (240 million euros), but benefited from the positive impacts arising from the conclusion of the first three tranches of sales of telecommunications towers to American Tower do Brasil. More specifically, at the time of the sales, the gains arising on the assets sold amounted to 1,211 million reais and were already net of transaction costs.

Agreement for the sale of telecommunications towers

On November 21, 2014, the subsidiary Tim Celular signed a contract for the sale to American Tower do Brasil of part of the mobile infrastructure (6,481 telecommunications towers), for a total value of approximately 3 billion reais. The sales agreement was signed in conjunction with a “Master Lease Agreement” having an overall term of 20 years and, accordingly, the transaction has to be considered as a partial sale and lease back.

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On April 29, 2015, the sale of a first block of 4,176 towers was completed at a price of 1,897 million reais; the second block (1,125 towers) was sold on September 30, 2015 at a price of 517 million reais, and the third block (182 towers) was sold on December 16, for 84 million reais. Overall, the three transactions resulted in a financial liability booked for 1,245 million reais. A gain of 1,211 million reais was recognized in the income statement, already net of transaction costs, while the gain corresponding to the portion of towers subject to sale and leaseback (1,003 million reais, already net of transaction costs) was deferred according to the duration of the respective finance leasing contracts.

The main impacts of the transaction are summarized below:

	millions of reais	millions of euros
	Total	Total
Total price	2,498	676

Sale price of the towers sold definitively	1,253	339

Net carrying amount and transaction costs	(245)	(66)

Elimination of provision for restoration costs	203	55

Net gain	1,211	328

Tax	(372)	(101)

Net income statement impact	839	227

Sale price of the towers subject to sale and leaseback	1,245	337

Net carrying amount and transaction costs	(242)	(66)

Gain subject to deferral	1,003	271

Financial debt recorded as a result of the leaseback agreement	1,245	337

Tangible assets under financial lease	1,245	337

Reduction/(increase) in net financial debt	1,253	339

The translation into euros for the preparation of the interim financial statements has been made using the average exchange rate for 2015 (3.69727 reais per euro).

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MEDIA

On June 30, 2014, Telecom Italia Media (TI Media) and Gruppo Editoriale L’Espresso completed the merger of the digital terrestrial network operator businesses respectively controlled by Persidera S.p.A. and Rete A S.p.A..

The merger of Rete A by absorption into Persidera was executed on December 1, 2014.

Moreover, the merger of Telecom Italia Media S.p.A. into Telecom Italia S.p.A. was executed on September 30, 2015, effective retroactively January 1, 2015 for accounting and tax purposes.

The table below shows the figures for the Media Business Unit which, for the first half of 2014, were not including the results of Rete A; however, those results are taken into consideration for the calculation of the organic changes.

(millions of euros)	2015	2014	Change
			amount	%		% organic
Revenues	82	71	11	15.5		1.2

EBITDA	37	25	12	48.0		5.7

EBITDA Margin	45.1	35.2		9.9	pp	1.9	pp

EBIT	14	6	8			—

EBIT Margin	17.1	8.5		8.6	pp	(0.2	)pp

Headcount at year end (number) (*)	64	89	(25)	(28.1)		(8.6)

(*)	Includes employees with temp work contracts: none at 12/31/2015 (1 at 12/31/2014).

At December 31, 2015, the three Digital Multiplexes formerly of Persidera S.p.A. reached a coverage of 95.8% of the Italian population.

The coverage of the two Digital Multiplexes of the former Rete A was 93.4% and 93.7%.

Revenues

Revenues amounted to 82 million euros in 2015, increasing by 11 million euros (+15.5%) compared to the 71 million euros recorded in 2014. This change, which was positively driven by the acquisition of Rete A business, not yet occurred in the first six months of 2014, was entirely attributable to the Network Operator. Including the business of the former Rete A for the first six months of 2014, the organic change in revenues was positive by 1.2%, and it was essentially linked to the launch of the new SKYTG24 and Gazzetta TV channels, in addition to the increase in unit price of the main contracts.

EBITDA

EBITDA was a positive 37 million euros in 2015, up 12 million euros (+48%) compared to 2014 (25 million euros). This performance was driven by the aforementioned increase in revenues, as well as the increase in other income, only partially offset by an increase in operating expenses, mainly attributable to the costs from the former Rete A operations not present in the first six months of 2014. It is also noted that EBITDA in 2014 reflected 7 million euros in operating costs relating to Telecom Italia Media S.p.A. that were no longer present in 2015 following the merger with Telecom Italia S.p.A.; taking into account these changes, organic EBITDA was up 5.7% compared to 2014.

EBIT

EBIT was positive at 14 million euros, up 8 million euros from 2014 (6 million euros). This performance reflected the change in EBITDA described above, partially offset by the increase in depreciation and amortization of 4 million euros.

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DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

The results are provided below for the Sofora - Telecom Argentina group, which has been classified under “Discontinued operations/Non-current assets held for sale” following the agreement for the sale to Fintech entered into on November 13, 2013 and subsequently amended on October 24, 2014, as described in the 2014 Annual Report.

On March 8, 2016 following the approval by Enacom, the Argentinian Telecommunications Regulator, the Telecom Italia Group completed the sale of its entire remaining stake in the Sofora -Telecom Argentina group.

Income statement impacts of the Sofora - Telecom Argentina group

	(millions of euros)		(millions of Argentine pesos)
	2015	2014	2015	2014	Change
					amount	%
	(a)	(b)	(c)	(d)	(c-d)	(c-d)/d
Income statement impacts of the Sofora - Telecom Argentina group:
Revenues	3,943	3,097	40,495	33,341	7,154	21.5

EBITDA	1,055	806	10,831	8,673	2,158	24.9

EBITDA Margin	26.7	26.0	26.7	26.0		0.7	pp

EBIT before impairments	1,057	806	10,856	8,683	2,173	25.0

Impairment reversals (losses) on non-current assets	(22)	(2)	(224)	(26)	(198)

EBIT	1,035	804	10,632	8,657	1,975	22.8

EBIT Margin	26.3	26.0	26.3	26.0		0.3	pp

Finance income/(expenses), net	(94)	30	(966)	326	(1,292)

Profit (loss) before tax from Discontinued operations/Non-current assets held for sale	941	834	9,666	8,983	683	7.6

Income tax expense	(320)	(290)	(3,289)	(3,131)	(158)	5.0

Profit (loss) after tax from Discontinued operations/Non-current assets held for sale	621	544	6,377	5,852	525	9.0

The average exchange rate used for the translation into euro of the Argentine peso (expressed in terms of units of local currency per 1 euro) was 10.26890 in 2015 and 10.76605 in 2014. In terms of the spot exchange rate, the Argentinian currency was subject to a significant devaluation in December 2015: the euro exchange rate for the Argentine peso at December 31, 2015 was 14.0972 pesos per euro compared to 10.2755 pesos per euro at December 31, 2014.

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	12/31/2015	12/31/2014	Change
			amount	%
Fixed-line
Lines at period end (thousands)	4,043	4,093	(50)	(1.2)

ARBU (Average Revenue Billed per User) (Argentine pesos)	67.7	57.4	10.3	17.9

Mobile
Lines at period end (thousands)	22,202	22,066	136	0.6

Telecom Personal mobile lines (thousands)	19,656	19,585	71	0.4

% postpaid lines (1)	33%	32%

MOU Telecom Personal (minutes/month)	93.7	99.5	(5.8)	(5.8)

ARPU Telecom Personal (Argentine pesos)	91.5	74.2	17.3	23.3

Núcleo mobile lines (thousands) (2)	2,546	2,481	65	2.6

% postpaid lines (1)	20%	19%

Broadband
Broadband accesses at period end (thousands)	1,814	1,771	43	2.4

ARPU (Argentine pesos)	207.4	153.0	54.4	35.6

(1)	Includes lines with a ceiling invoiced at the end of the month which can be topped-up with prepaid refills.
(2)	Includes WiMAX lines.

Revenues

Revenues for 2015 amounted to 40,495 million pesos, increasing by 7,154 million pesos (+21.5%) compared to 2014 (33,341 million pesos), mainly thanks to the growth in the relative Average Revenue Per User (ARPU). The main source of revenues was mobile telephony, which accounted for about 73% of the consolidated revenues of the Sofora - Telecom Argentina group, an increase of about 20% on 2014.

Fixed-line telephony service: the number of fixed lines decreased by 50 thousand compared to the end of 2014 to a total of 4,043 thousand at December 31, 2015. Even though regulated fixed-line services in Argentina continued to be influenced by the rate freeze imposed by the Emergency Economic Law of January 2002, Average Revenue Billed per User (ARBU) rose by 17.9% compared to 2014, thanks to the sale of additional services and the spread of traffic plans. Revenues from data and ICT services also rose, because the prices of their contracts are set in US dollars and so they benefited from the significant exchange rate difference compared to 2014.

Mobile telephony service: Telecom Personal mobile lines in Argentina increased by 71 thousand compared to the end of 2014, coming to a total of 19,656 thousand lines at December 31, 2015, of which 33% were postpaid. At the same time, thanks to high-value customer acquisitions, ARPU grew by 23.3% to 91.5 pesos (74.2 pesos in 2014). A large part of this growth was attributable to value added services (including revenue sharing and Internet), which together accounted for 60% of revenues from mobile telephony services in 2015.

In Paraguay, the Núcleo customer base grew by 2.6% compared to December 31, 2014, reaching 2,546 thousand lines, 20% of which are postpaid.

BroadBand: Telecom Argentina’s portfolio of broadband lines totaled 1,814 thousand accesses at December 31, 2015, an increase of 43 thousand on December 31, 2014. ARPU rose by 35.6% to 207.4 pesos (153 pesos in 2014), largely thanks to up-selling strategies and price adjustments.

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EBITDA

EBITDA showed an increase of 2,158 million pesos (+24.9%) compared to 2014, reaching 10,831 million pesos. The EBITDA margin came to 26.7%, up 0.7 percentage points over 2014, mainly due to the reduction in costs for high-grade handsets and accessories, which was partially offset by the higher incidence of employee benefits expenses and external service costs.

With regard to the change in the main costs, the following is noted:

	(millions of euros)		(millions of Argentine pesos)
	2015	2014	2015	2014	Change
	(a)	(b)	(c)	(d)	(c-d)
Acquisition of goods and services	1,852	1,390	19,017	14,963	4,054

Employee benefits expenses	713	525	7,317	5,655	1,662

Other operating expenses	470	375	4,835	4,038	797

Change in inventories	(142)	6	(1,460)	64	(1,524)

•	Acquisition of goods and services amounted to 19,017 million pesos (14,963 million pesos in 2014) showing, in particular, an increase in costs for external services of 1,912 million pesos and an increase in the purchase of goods of 2,025 million pesos;

•	Employee benefits expenses, amounting to 7,317 million pesos, increased by 1,662 million pesos compared to 2014 (+29.4%). The change was due to salary increases resulting from periodic revisions in union agreements, primarily linked to inflation. The percentage of employee benefits expenses to total revenues was 18.1%, up 1.1 percentage points over 2014;

•	Changes in inventories totaled 1,460 million pesos and referred mainly to higher purchases of handsets by Telecom Personal, mentioned above, with an increase of 62% in stock levels compared to the end of 2014;

•	Other operating expenses amounted to 4,835 million pesos, increasing 797 million pesos on 2014. These expenses consist of the following:

(millions of Argentine pesos)	2015	2014	Change
Write-downs and expenses in connection with credit management	564	424	140

Provision charges	53	31	22

TLC operating fees and charges	719	592	127

Expenses and provisions indirect duties and taxes	3,232	2,692	540

Sundry expenses	267	299	(32)

Total	4,835	4,038	797

EBIT

EBIT for 2015 came to 10,632 million pesos compared to 8,657 million pesos recorded for 2014. The increase of 1,975 million pesos was attributable to the improvement in EBITDA, partially offset by higher net impairment losses on non-current assets for the year (+198 million pesos) related to work in progress initiated in previous years and now abandoned. The EBIT margin stood at 26.3% of revenues (+0.3 percentage points compared to 2014).

As required by IFRS 5, the calculation of the depreciation and amortization for the Sofora – Telecom Argentina group, which would have amounted to 4,438 million pesos in 2015 and 3,244 million pesos in 2014 (432 million euros in 2015 and 301 million euros in 2014), was suspended with effect from its date of classification as a discontinued operation.

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Capital expenditures

Capital expenditures in 2015 amounted to 10,100 million pesos and increased by 1,203 million pesos compared to 2014 (8,897 million pesos).

Capital expenditures in the year were also aimed at customer acquisition, and extension and upgrading of the access network to increase capacity and improve quality of the 3G mobile network. This objective was pursued by initiating the upgrade of the existing network with new higher-performance technology and lower energy consumption. Lastly, to support the growth in data traffic volumes, in 2015 the Sofora – Telecom Argentina group continued with the activation of sites for the 4G service, the upgrade of broadband services on the fixed-line network and backhauling.

Other information – Amendment of the Bylaws of Telecom Argentina S.A.

The Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina, held on June 22, 2015, approved changes to the business purpose, adapting it to the new definition of Information and Communications Technology Services contained in the “Ley de Argentina Digital” including the possibility of providing Audiovisual communication services.

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MAIN COMMERCIAL DEVELOPMENTS OF THE BUSINESS UNITS OF THE GROUP

DOMESTIC

A new brand strategy

Connectivity and services - for people, households and businesses - all under a single name: TIM.

In 2015 the project was launched that will lead, in 2016, to TIM being the Group’s only trading name - a change that brings the company’s various identities together in a single brand, without distinctions between fixed, mobile or Internet services, and rooting TIM’s modern, dynamic spirit in the dependability of Telecom Italia. This simplification of the brand architecture will mean that employees will all be working under a single shared identity; for TIM’s customers it means all-round easier relations with the company: from products and services to the various contact points - online, in store and billing.

The Group will move into the future with respect for its tradition. Since its foundation 20 years ago, TIM has been synonymous with innovation, sharing and freedom. Its ethos: Freedom to communicate, because communication is freedom. Accordingly, TIM is entrusted with the task of enabling of all of our digital lives, because a culture of widespread access means a future that benefits more and more people.

TIM means being connected to life - always, anywhere and better.

TIM is the future, by Telecom Italia

The new company combines the dynamism and forward-looking approach of TIM, with the security and reliability of Telecom Italia.

A single brand responds to a single value system and a single need: to be connected with life.

A single brand also simplifies customer experience and responds better to the need for services “any time, anywhere and through any channel”.

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TIM, the enabler of digital Italy

TIM has a responsibility to guide Italy toward the goal of full digitization. As such, the repositioning affects all its stakeholders, whether internal – TIM’s staff - or external - institutions and the public.

TIM aims to be more than just a name on a product, but to represent a distinctive set of values, approaches and responsibilities to customers and society. A range of initiatives has been launched in order to make this a reality: projects to teach young people about responsible Internet use are reaching thousands of children and families through sport and school.

Security and Support are the pillars of TIM’s strategy. Accordingly, TIM is investing to stop cyberbullying and phone use while driving, and to promote awareness of coding as a career opportunity.

The third pillar is service quality. TIM publicizes the hard work of its engineers laying thousands of kilometers of fiber, using adverts in major newspapers and the #KMDIFUTURO campaign to engage more sophisticated online users. The EXPO, in 2015, also provided an extraordinary opportunity to showcase the smart city of the future.

Lastly, TIM also provides support for startups through dedicated programs, in partnership with TIM #Wcap, accelerators and TIM Ventures. The aim is to seize every opportunity to satisfy customers’ requirements - both now and in the future - firm in the belief that TIM is the future of Telecom Italia.

The future is innovation

Telecom Italia has been a consistent leader in technological development, and while 2014 saw celebrations for 50 years of research at the Group, with the 2015 Expo the conversation has already shifted to new scenarios. Telecom Italia undertakes research and supports new ideas not only in its own laboratories, but also at universities where the Company has agreements for Joint Open Labs and through initiatives to help startups (TIM Ventures and TIM #Wcap). The Group faces a constant challenge, stemming not only from the digital revolution, but from the entire international industry’s shift toward new business areas and new technologies.

Network innovation

The commitment to constant technological upgrades is a long-term endeavor. In 2015 innovative investments continued, in line with 2014. This approach was confirmed, in February 2016, in the 2016-2018 strategic plan, which calls for a further acceleration of the investments in innovation.

The plan provides for around 12 billion euros of investments in Italy, of which around 6.7 billion earmarked for the development of innovative components, including next-generation networks to ensure increasing quality, speed and security.

NGN (NEXT GENERATION NETWORK): FIBER OPTIC EVOLUTION

High-speed network based on fiber optic. The first step is to bring fiber to street cabinets (FTTCab - fiber to the cabinet) which are then connected to homes. Telecom Italia is also investing to bring fiber to the home (FTTH), to provide an even faster network.

4G LTE (LONG TERM EVOLUTION): MOBILE EVOLUTION

Represents the evolution of the mobile access network to ultra-broadband or ultra-Internet. This is latest update to the UMTS network. VoLTE (Voice Over LTE), a next-generation technology, will enable very high quality calls and a wide range of mobile services.

By the end of 2018, TIM aims to reach 84% of the population with the fiber optic NGN ultra-broadband network, and 98% of the population with the 4G LTE network, laying the foundations for the development of “VoLTE” (Voice Over LTE).

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YESTERDAY END 2013		TODAY END 2015		TOMORROW END 2018

~50%	Ultra Coverage	88%	Ultra Coverage	98%	Ultra Coverage
	Mobile BroadBand		Mobile BroadBand		Mobile BroadBand
	4G (LTE)		4G (LTE)		4G (LTE)

~18%	Ultra Coverage	42%	Ultra Coverage	84%	Ultra Coverage
	Fixed BroadBand		Fixed BroadBand		Fixed BroadBand
	(NGN)		(NGN)		(NGN)

Online data security: Cybersecurity

The security of personal data and communications is one of the key themes of the digital revolution. Telecom Italia’s Cybersecurity department is one of the largest in Europe, working to protect data and stop hacking.

Urban Security IT Cloud

This is a cloud solution used by the local police in Milan and Rome to gather information on the ground and to map out and manage worsening situations. In particular, the Cloud Solution for the integrated management of the city and the territory provides for:

•	Field Management & Control (as used in EXPO) for managing events, crises, alerts collected from the field through mobile devices (local police, security patrols, citizens);

•	Street Monitoring for mobile detection and sanctioning of offences against the Road Traffic law (used by the Local Police of Milan and Rome).

TIMProtect

Offers complete device protection from typical online threats, thanks to advanced and innovative technology. The service includes “parental control”, online transactions protection and privacy and an antivirus protection.

Telecom Italia centers of excellence

•	Security Lab studies cybersecurity threats, analyzes new risk scenarios, looks for innovative tools, tests them and holds lab trials to identify the best solutions;

•	Security Operation Center (SOC) is the monitoring center that manages security alarms from telecoms networks and Data Centers, which host Telecom Italia and client applications.

Connectivity for everyone

New technologies bring new services. TIM is committed to making these services accessible to an ever-increasing number of clients, from any device, anywhere. This is shown by its increasingly integrated offerings (fixed, mobile, TV, Digital Life) designed for all customer segments (young, senior, families, ethnic) and the continued investment in the next generation network to provide increasing quality, speed and security.

TIM also offers solutions for every requirement to encourage take-up of new devices (e.g. smartphones, tablets, smart TV) which enable access to more advanced Internet services and draw value from latest-generation broadband technologies. The new TIM SMART fully exploits the potential of ultrabroadband to support the natural “convergence” between both fixed and mobile and media and TLC, to provide accessibility “anytime and anywhere”. Representing a first in Italy, TIM launched TIM NEXT, the only offer that allows customers to replace their smartphone every year free of charge.

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However, connectivity has nothing to do with impersonal distance; it is about men and women coming together and talking. Calls and voice are still the main way to feel close to people, so for this reason TIM is the only operator to offer minutes that never expire: clients own their minutes, which are never lost if they are not used up and can be enjoyed at any time.

Daily life and leisure time

Useful solutions for everyone’s life that exploit the potential of fixed and mobile ultra-broadband are increasingly part of our daily routine. For schools, for example, TIMcollege is the first offering on the Italian market for students providing a complete solution with a tablet, LTE connectivity, and all school books and courses.

Leisure time is also experiencing a digital revolution, thanks to platforms accessible everywhere, through various devices. Music can be streamed on a mobile phone and played in the home with a tablet or a PC. TIMmusic now offers 25 million songs. In 2015, users listened to an average of over 200 songs in streaming per month, a figure that reflects the market appreciation for the latest service features and the content provided.

Books are being read in digital format on e-readers, tablets and smartphones that are becoming veritable pocket libraries: TIMreading, with 60,000 registered users, is TIM’s publishing service with a catalog of more than 120,000 eBooks, over 50 magazines and the main national and sports daily newspapers.

Finally, TIMgames is a mobile platform dedicated to digital games, offering a constantly updated catalog of 1,700 games from leading publishers. With TIMgames, customers can access all content from any smartphone or tablet (Android and iOS) with a simple “all you can play” subscription.

But Television is probably the medium that is undergoing the biggest revolution, with linear TV being supplemented by Video on Demand, via new technologies that are accompanying traditional broadcasting and new pay TV formulas.

TV on the Internet

Films are being watched via broadband on home TVs, PCs and tablets, also simultaneously on several devices, with consumers deciding where and when to start viewing their favorite content.

TIMvision, TIM’s on demand TV service, with more than 8,000 titles including films, TV series and content for children, recorded more than 22 million viewings, with over 500,000 subscribers at the end of 2015 – double the 2014 figure, demonstrating that TV via the Internet is already a reality. This trend has further strengthened in 2016, with more and more TIM customers (both inside and outside the home) choosing TIMvision for the whole family’s entertainment, and also subscribing to TIM’s 4 play offers such as TIM Smart.

TIM vision	OVER 8,000 SHOWS	also in high definition	EVERYTHING ALWAYS ON DEMAND	wherever and whenever you want (home TV, smartphone, tablet, TIMvision website, etc.)	NO ADVERTs

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The partnership between TIM and Sky also continued, which offers the market the most complete TV offering “without a dish”. This is strengthening the “convergence” between media and TLC, with “quadruple play” offers like TIM Smart&Sky bringing together fixed and mobile telephone services, broadband and ultra-broadband connectivity, and premium television content, accessible “any time and anywhere” on all devices connected to the network.

TIM Sky	OVER 150 CHANNELS	in high definition	60 HD CHANNELS	1 3D channel	2,500 TITLES	available on Sky On Demand

The partnership with Sky is one of the key components of TIM’s strategy for TV via the Internet, which began and will continue with TIMvision, a streamlined offering that makes clear to customers how important it is to have a quadruple play offering for inside and outside the home. In addition to being a content offering, TIMvision is also an open platform that can host premium content and services of the best digital entertainment providers on its decoder.

The first major example of this model, which sees Telecom Italia as an enabler of TV via the Internet in all its forms, is the agreement reached with Netflix, the biggest online streaming platform in the world with over 75 million customers. This service is decisively changing television consumption, by offering a rich catalog of original content, specifically designed for digital consumers and their habits. When Netflix decided to launch its service in Italy it identified Telecom Italia as the ideal partner to work with in meeting the challenge of convergence between networks and content.

@Giuseppe_Recchi	@MarcoPatuano

Innovating the way Italians watch TV, stimulating demand for broadband: this is the agreement with #Netflix	We have signed the agreement with #Netflix, a major step forward for the @TIM_Official video strategy

This approach is also being adopted by Mediaset Premium via the TIM platform, where, in addition to a vast on-demand offering, it has decided to broadcast 22 live channels on the superfast networks, which include the best of TIM Serie A and Champions League soccer available exclusively up to 2018. The offering, called Premium Online, significantly expands the choice of national and international content for TIM customers, stimulating the use of broadband and ultra-broadband connection infrastructure, which represents the future, not only for the entertainment market, but also for the growth of Italy’s economy.

@Giuseppe_Recchi	@MarcoPatuano

The agreement with Mediaset is strengthening our strategy: offering premium content on the Internet and reducing the digital divide	TV via fiber of @TIM_Official is expanding. From September the entire Mediaset Premium Online offering will be on @TIM_Vision

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For businesses

Alongside a functioning administrative system, the driving force behind development and quality of life is an ecosystem of businesses that generate value for employees and society.

In 2015, Telecom Italia’s business solutions were based on technological innovation, enabling increased productivity and efficiency.

It is a short step from Nuvola Italiana, a cloud platform providing services ranging from Hosting, Cloud Storage, Disaster Recovery to IT security and communications, to the NuvolaStore. The NuvolaStore is a true marketplace for small and medium-sized enterprises to quickly and easily find, buy and manage the most advanced IT solutions.

And the service for digital invoicing, a reality that both government and business must now embrace, as well as secure digital signatures, providing a new way to sign documents using a smartphone instead of the usual devices like smart cards or tokens.

In addition, in 2015 the “Extended Expo” project offered the chance to get to know the advanced digital solutions that Telecom Italia is developing, either alone or with partners. Thanks to the development of mobile platforms with technologies such as NFC, Augmented Reality, Visual Search, new solutions are close at hand: integrated solutions for tourism, info-mobility, geolocation services, e-commerce, digital signing and much more. The companies and institutions that subscribe to this initiative enjoy high visibility within the Digital Showcase of Smart City Expo 2015, and they have the possibility to organize conventions, workshops and meetings, and to project their corporate and institutional videos within the Expo spaces.

The Commitment to the Public Administration

Telecom Italia takes part in the program of cost reduction and process efficiency in the public administration, with a number of initiatives involving local authorities, and a diversified offering with solutions that facilitate the relationship between citizens and institutions.

In particular:

•	CONSIP MOBILE 6: Telecom Italia won the CONSIP Mobile 6 contract (24 months, for a maximum of 900 thousand lines), which covers around 19 thousand central and local authorities, providing traditional voice and data services as well as mobile email services, device management, mobile apps and workforce management, confirming its place as key operator for the public administration;

•	DIGITAL IDENTITY: Trusted Identity and Mobile Identity to convey the identity of users securely through dedicated apps or latest-generation SIMs;

•	DIGITAL PUBLIC ADMINISTRATION: “paperless” services based on Cloud technology, Electronic invoicing, Advanced Electronic Signature to optimize resources in total security;

•	SOLUTIONS FOR THE HEALTH SECTOR: an app for checking ambulance equipment, remote monitoring systems for vital signs, access to customer details or medical records from mobile and tablet;

•	DIGITAL SCHOOL: solutions for the world of education such as the Kit Scuola Digitale (Digital School Kit) and the Scuolabook Network platform, launched in collaboration with Alfabook, the leader in the digital educational publishing sector, acquired in July 2015 by Telecom Italia.

Telecom Italia also works closely with Municipalities and Regions for digital development through the “TIM-Connected Italy Contest”, part of the Connected Italy Project, now in its third edition, as well as the initiatives for the development of ultra-broadband infrastructure for the development of digital services across the country.

As regards ultra broadband (UBB), Telecom Italia has won the recent tenders called by various regions in southern Italy in line with the objectives of the European Digital Agenda and the strategic guidelines adopted by the Italian Government on the subject.

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New developments for customers

•	FEBRUARY 25, 2015 The Digital Invoice service launches on the Nuvola Store for professionals and small businesses

•	MARCH 9, 2015 Superfiber arrives, enabling speeds of 50 Mb/s on the Fiber Optic network

•	MARCH 31, 2015 TIM, in collaboration with Samsung, presents TIM2go, a Tablet sharing initiative for EXPO2015.

•	APRIL 16, 2015 TIM and Sky launch fiber-optic TV.

•	APRIL 30, 2015 TIM introduces the first Italian Smart City at Expo 2015.

•	MAY 26, 2015 Free home insurance with phone bill introduced for TIM clients.

•	JUNE 18, 2015 TIM attends the second Energy Day, presenting the results of its energy saving and environmental protection policies.

•	JUNE 29, 2015 TIM-Connected Italy, the contest for the digital development of Italian towns starts up again.

•	JULY 14, 2015 TIM celebrates its 20th birthday and becomes the Group’s single brand for the commercial offering.

•	JULY 29, 2015 Netflix arrives on the TIMVision platform.

•	SEPTEMBER 2, 2015 TIM Smart is the Quadruple Play offering: fixed and mobile telephone, Internet connection, and TV services.

•	SEPTEMBER 30, 2015 “Premium Online” available on TIM’s broadband and ultrabroadband networks, thanks to agreement with Mediaset.

•	OCTOBER 16, 2015 Olivetti launches its first 3D printer for small and medium enterprises.

•	NOVEMBER 26, 2015 TIM’s 4G Plus evolution is launched in Milan with maximum connection speed of up to 300 Mbps.

•	NOVEMBER 30, 2015 The TIM SMART FIBRA “SuperFiber” option offers Internet access from the home at speeds of up to 300 Mbps in download and 20 Mbps in upload.

•	DECEMBER 29, 2015 TIM and RAI renew the agreement to offer the best RAI Cinema productions on TIMvision.

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BRAZIL

Marketing Policy Evolution

In 2015, Tim Brasil developed marketing initiatives aimed at improving the result in the postpaid segment and defending its position in the prepaid segment, by making better use of the capacity and coverage of its data network. The initiatives mainly focused on:

•	defending its position in the prepaid segment by securing and defending Tim Brasil’s position in the customer’s choice of both the first and the second SIM card (target is to defend the customer base), offering low-cost solutions for voice consumption, offset by an expected higher data utilization;

•	developing the growth driver for the “Controle” postpaid segment, with maximum usage limit, from an approach based on the migration from prepaid contracts, to a growth-based approach, focused on positive gross-additions. The profitability of the offering was also improved by expanding the data component of the bundle offer;

•	“pure” postpaid contracts through a geographically segmented strategy of gross-additions, focusing on network availability and the competitive dynamics of the local market, to provide targeted offers for higher value customers. Continued attention to the availability of a broad portfolio of handsets, mainly smartphones, maintaining alignment with the most innovative offers on the market;

•	expanding the Consumer range of offers, which provide a complete bundle for the customer (Internet, SMS and “off net” voice traffic).

Timeline of the offers

•	February 2015 Price up in the prepaid segment. from 0.25 to 0.30 reais per call

•	March 2015 Blocking of data traffic once the limit has been used up in Pré-pago and Controle

•	May 2015 oOffer of the benefit of free access to Whatsapp in the postpaid offering

•	Launch of the “TIM Empresa Tarifa Flat” in the corporate segment: fixed price for local and national long-distance calls, with 100MB of data usage and free access to Whatsapp

•	June 2015 “Infinity dia” offer for the prepaid segment, access at a daily fixed-price to an infinite number of “on net” calls to any TIM number or long distance number using the prefix 41 (TIM)

•	July 2015 Increase of the data limit in the “Controle Whatsapp” offer (from 300 MB to 500 MB), with a price increase from 29.90 to 32.90 reais

•

November 2015

Launch of a new bundle offer range in the three different market segments – postpaid, controle and prepaid – including Internet, SMS, and local and long-distance traffic (prefix 41) also off net

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MAIN CHANGES IN THE REGULATORY FRAMEWORK

DOMESTIC

Wholesale fixed markets

Telecom Italia Reference Offers

At the end of the public consultations initiated by the Authority in the first few months of 2015, the Telecom Italia Reference Offers for 2013 were all finally approved and published. For the Reference Offers for the year 2014, in December 2015 AGCom approved the 2014 prices for the following services: WLR, access to NGAN infrastructure, End-to-End fiber service, and specific capacity transmission services. The decision to approve the 2014 prices for wholesale unbundled access to metallic network and sub-network, and co-location was published in January 2016. The decisions on Bitstream services (copper and fiber) and Telecom Italia’s fixed-line interconnection are still pending.

Wholesale access services

On December 22, 2015, after more than 3 years since the start of the proceedings and three national public consultations, and after having received the go-ahead from the European Commission on October 5, AGCom approved the decision on the analysis of access markets for the period 2014-2017.

The Authority’s decision proposes the deregulation of the last retail market still subject to ex ante regulation (retail access to the fixed-line public phone network) and revokes the corresponding obligations, except for those relating to the authorization of retail offerings before their commercial launch and replicability checks.

In addition, the Authority has set the rules and prices for access to the copper and fiber network of Telecom Italia by competing operators, which are the same throughout Italy, with retroactive effect for the year 2015.

The main changes to the existing regulatory framework concern:

a)	the ability for operators to select external companies for line maintenance and activation services under LLU and sub-loop unbundling (SLU) arrangements;

b)	new non-discrimination measures designed to reduce differences in the supply and quality of access services between the internal divisions of Telecom Italia and competing operators;

c)	administrative simplification, through: i) harmonization of the system of SLAs and penalties across the various access services, and ii) greater efficiency in procedures for approving Telecom Italia Reference Offers;

d)	more stringent penalties for Telecom Italia in the event of delay in the provision of access services and fault repair;

e)	new measures to incentivize Local Loop Unbundling (LLU) of smaller exchanges and to favor the migration of LLU customers to NGN networks;

f)	guidelines on the switch-off of the Telecom Italia exchanges open to LLU, with incentives for co-located operators to switch to fiber, which will need to be better articulated through a specific procedure to be undertaken by the Authority.

With regard to the provision of maintenance services and activation of LLU and SLU lines by external companies, on February 22, 2016 Telecom Italia submitted an implementation proposal for the Authority’s approval that will be examined through an ad-hoc procedure. On February 22, 2016, Telecom Italia also submitted a proposal for approval by the Authority on strengthening guarantees of equal treatment, with particular reference to: (i) commercial management of orders by the National Wholesale function; (ii) simplification of the causes of refusals; (iii) removal of misalignments between the databases containing information on retail customers; (iv) reduction of differences in the workflow applied to orders; (v) rationalization of the procedures for managing wholesale orders and stock.

Approval times for these new measures by the Authority are not set in advance.

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The controls on wholesale prices set out the following:

a)	subscription charges for wholesale access services remain the same in 2014 as in 2013.

b)	prices are set for all wholesale access services to the copper and fiber-optic network from 2015 to 2017 (see the table below for the subscription charges, which shows the substantial stability of the LLU charge and the significant cost “efficiencies” on copper and VULA bitstream services);

The main wholesale access prices for the period 2014-2017 are provided below:

wholesale access services (euro/month/line)	2013-2014	2015	2016	2017
LLU–Local Loop Unbundling	8.68	8.61	8.61	8.61

SLU-Sub Loop Unbundling	5.79	5.57	5.43	5.30

WLR POTS	11.14	11.06	11.06	11.06

WLR ISDN	13.78	13.67	13.67	13.67

Shared bitstream on copper	6.74	4.96	4.63	4.29

Naked bitstream on copper	15.14	13.59	12.80	12.46

Naked FTTC VULA (30 Mbps)	20.63	13.58	13.42	13.27

Naked FTTC VULA (50 Mbps)		15.38	15.20	15.02

VULA FTTH (100 Mbps/10 Mbps)	24.90	23.15	22.64	22.12

VULA FTTH (40 Mbps/40 Mbps)	34.53	32.08	31.36	30.65

VULA FTTH (100 Mbps/100 Mbps)	86.49	81.37	79.57	77.77

Interconnection services on the fixed network

On April 20, 2015, the Authority initiated the procedure for the 3rd cycle of market analysis of interconnection services on the fixed telephone network, but the associated public consultation has not yet begun.

High-quality wholesale access from fixed workstations

In July 2015, the Authority adopted the final ruling essentially confirming the regulations established at the end of the previous market analysis, despite changes in technology and competition in the intervening years and expected in the near future.

Specifically, in the user site loop circuits market (terminating), the Authority confirmed Telecom Italia’s obligations regarding: access, transparency, non-discrimination, accounting separation, accounting for costs and control of prices.

Regarding prices:

•	the 2014 prices for terminating circuits approved by the Authority are the same as for 2013;

•	for the years 2015, 2016 and 2017, for terminating SDH/PDH with a capacity below or equal to 155 Mbit/s using Ethernet over SDH technology, Telecom Italia is subject to a planned annual price reduction mechanism (IPC-6% for subscription charges, IP-8.6% for transport charges). For terminating SDH/PDH with capacities above 155 Mbit/s using Ethernet technology over fiber optic, and for ancillary services, the prices should be guided by the costs shown in Telecom Italia’s Regulatory Accounts.

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Retail fixed markets

Basic offers

Starting on May 1, 2015, Telecom Italia initiated a process of price simplification for its fixed-line (voice) telephone service.

Specifically, for Consumer customers interested solely in the voice telephone service without a package offer, the previous basic offer (rental plus telephone services according to consumption) was replaced by a flat-type offer (“Tutto VOCE” - “All VOICE”). For a single subscription fee (29 euros per month, including VAT) the customer has access to the line, together with unlimited calls to all fixed and mobile Italian numbers. Customers who prefer to maintain an offer with voice traffic charged according to consumption can choose to move free of charge to the Telecom Italia “Voice” offer (19 euros per month, including VAT, i.e. rental offer only, with a cost for domestic calls to all fixed and mobile Italian numbers of 10 cents per minute including VAT, with no connection fee.

Customers who do not intend to take up the offers described above still have the entire range of Telecom Italia offers available to them.

In addition, effective from July 1, 2015, the billing method has been changed from the previous bi-monthly to a monthly frequency.

Also for Business customers, starting from May 1, 2015, changes have been made to the basic offer for telephone (voice) services:

•	the monthly rental for telephone lines has increased from 22.50 euro per month excluding VAT to 24.90 euro per month excluding VAT. The rental fee has also been increased for certain types of ISDN lines, both single and multiple;

•	for the main traffic routes (local, inter-district and fixed-to-mobile) the connection charge is now 30 euro cents excluding VAT and a price of 5 euro cents excluding VAT is applied for each minute of conversation.

Convergent offers

In 2015, Telecom Italia’s convergent deal focused on new audiovisual services based on broadband connectivity (at least 10 Megabits per second) and ultra-broadband connectivity (at least 30 Megabits per second). Major partnership agreements were signed with Sky, Mediaset and Netflix, which enabled the launch of the first offers: the “TIM Sky” offer was launched in April 2015, followed by the “TIM Premium Online” in September 2015, thanks to the agreement signed with another major player in the audiovisual sector, Mediaset. The TIMVISION decoder has the Premium Online App, which provides direct access to the service via home television sets, as well as other compatible devices.

Universal Service

The final proceeding closed by AGCom in relation to the determination of the contribution mechanism to the net cost of the universal service refers back to resolution no. 100/14/CIR of 2014, in which the Authority established that “as in 2006, the provision of the mandatory universal service for 2007 will not carry a cost”. Therefore, the other operators are not required to pay any contribution to cover the net cost for the universal service provided by Telecom Italia. Following this decision, the Company asked AGCom to verify the market conditions for keeping the Universal Service obligations that fall to Telecom Italia alone. At the same time, Telecom Italia urged the Ministry of Economic Development to begin the review procedure of the Universal Service obligations as soon as possible. In response to this request, on September 4, 2014, the Authority began to establish the procedures for designating appointed operators to provide the universal service. Subsequently, in a letter dated November 28, 2014, the Ministry of Economic Development asked AGCom to inform it of the outcome of the procedure and to suspend any effects, pending definition of a common process. To date, the procedure is still suspended.

On August 31, 2015, following the annulment (on July 7, 2015) by the Consiglio di Stato of the Resolutions 106 and 109/11/CIR, with which the Authority had renewed the procedures for sharing the net cost of the universal service for the years 1999-2000 and 2002-2003, Telecom Italia submitted an appeal to the Court of Cassation and an application to AGCom for the recommencement of the preliminary investigations canceled by the Consiglio di Stato. Specifically, the renewal requested

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by Telecom Italia relates to the strengthening of the grounds that require the inclusion of mobile operators as parties required to pay for the net cost of the universal service. On October 15, 2015, Vodafone submitted four notices to pay that demanded Telecom Italia to repay the amounts paid to the universal service fund plus interest. In letters dated November 13 and 27, 2015, the Ministry for Economic Development urged the parties to execute the ruling and therefore, for the Company to repay Vodafone the amounts received by way of reimbursement of universal service charges for 1999–2000 and 2002–2003.

The ruling of the Lazio Administrative Court of January 22, 2015 canceled Resolution 1/08/CIR with which AGCom introduced and applied the new methodology for calculating the Universal Service charges, applicable retroactively from 2004. Telecom Italia’s appeal to the Consiglio di Stato was rejected in a ruling dated October 2, 2015. AGCom is therefore required to recommence the investigations for the years 2004 to 2007, applying the method for the net cost calculation in force prior to the year of publication (2008) of the resolution 1/08/CIR. The recommencement of the investigations for the years 2004 to 2007 may be strictly tied to the requests for recommencement for the years 1999-2000 and 2002-2003.

Wholesale mobile markets

On September 30, 2015, the Authority published the definitive decision (Resolution 497/15/CONS) regarding the 4th cycle of analysis of the mobile termination market, initiated in February 2014. The Authority has designated all operators offering voice termination services on their own mobile network as operators with significant market power, for the first time including the full MVNOs (Bt Italia, Lycamobile, Noverca and Poste Mobile). The Authority also introduced the free negotiation of the termination price for calls from non-EU countries. With regard to the financial conditions, the AGCom proposed a termination value “of no more than 0.98 euro cents per minute”. This restriction is effective retroactively from January 1, 2014 and for the entire period from 2014 to 2017 for the four largest mobile network operators, whereas, for the full MVNOs, it is effective from the date of publication of the final decision (from September 30, 2015).

AGCom contribution fee

In 2014 two rulings were published in relation to the lengthy litigation initiated by Telecom Italia regarding the AGCom contribution fee. The first related to the decision of the Administrative Court (TAR) of Lazio that fully upheld the pronouncement of the EU Court of Justice, which had been asked to issue a preliminary ruling on the matter and accepted Telecom Italia’s appeals concerning the cancellation of the resolutions through which AGCom had requested payment of: (i) 26.6 million euros for sums allegedly unpaid in the five-year period 2006-2010 and (ii) 24.2 million euros for the contribution fee for the year 2011. The ruling of the Lazio TAR also affirmed the principle whereby the contribution fees of operators of electronic communications networks and services should only cover costs relating to activities unequivocally used for ex-ante regulation of this sector and that revenues connected to ex-ante regulation and obtained as administration fees from the companies must not exceed the overall costs directly pertaining to this regulatory activity. AGCom lodged an appealed against the Lazio TAR ruling and requested a suspension, which, however, was rejected.

On February 17, 2015, the Consiglio di Stato published the ruling which upheld the petitions by Telecom Italia and rejected the appeal by AGCom, confirming the previous ruling of the Lazio Administrative Court. This resulted in the annulment of the resolution containing the request for the payment of the AGCom contribution fee of 26.6 million euros as an adjustment for the insufficient payment in the five-year period 2006-2010. This ruling of the Consiglio di Stato has been appealed by AGCom before the Court of Cassation.

On March 5, 2015 the AGCom resolution was published containing the guidelines for the payment of the 2015 contribution fee, which confirmed the tax base for the calculation of the contribution fee (revenues from sales and services in the income statement published in the financial statements for the year 2013) and set a contribution rate of 0.15% (for the first time different from the rate applied to the other markets governed by the Authority, such as media and publishing, set at 0.2%).

Telecom Italia has made the payment with reservation of the contribution fee requested by AGCom for 2015, at the same time lodging an appeal with the Administrative Court regarding its method of calculation.

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On August 18, 2015, the 2014 European Law came into force amending Article 34 of the CCE, establishing that AGCom must publish a report of the administrative costs incurred for its TLC activities, in order to enable a comparison between the overall amount of the contribution fee collected compared to the actual costs incurred and, where necessary, make the appropriate adjustments.

On October 8, 2015, the Authority published its 2014 Annual Report which shows that the expenses incurred for activities attributable to the electronic communications sectors amounted to around 37 million euros and that in 2014 the Authority received around 1.2 million euros more from the operators, which will be deducted from the contribution fee requested from the operators for the year 2016.

In April 2014, TI had paid 14 million euros to AGCom, via reverse charge and with reservations, in view of the pending appeals, for the 2014 fee, instead of the 23.4 million euros requested by the Authority. On December 22, 2015, AGCom ordered Telecom Italia to pay the remaining amount of the 2014 contribution fee and on February 22, 2016 the payment was made (of around 9.4 million euros), whilst also submitting an appeal against the order, as a supplement to the appeal already submitted with regard to the AGCom resolution for the 2014 contribution fee (resolution 547/13/CONS).

Antitrust

For information on the pending disputes relating to Proceedings A428 and I761 see the Note “Contingent liabilities, other information, commitments and guarantees” of the Separate Financial Statements of Telecom Italia S.p.A. at December 31, 2015.

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BRAZIL

700 MHz and clean-up of the spectrum

When awarded the 700 MHz (4G/LTE) frequencies, TIM Brasil assumed the obligation together with the other parties awarded the license, to undertake all technical interventions throughout the country needed to free the assigned frequencies (digitizing TV channels and stopping analogue broadcasts, known as the “clean up”), for a total value of 1.2 billion reais. In April 2015, having formed the consortium between the “EAD” operators for the management of clean-up activities, the first of three annual tranches of around 370 million reais was disbursed to finance operations.

Auction of radio frequencies in the 1800, 1900 and 2500 MHz band

In December 2015, Anatel launched a tender to award radio frequencies in the above bands, to be used with FDD and TDD technology to provide the mobile and broadband service. TIM came in first place for the 2500 MHz FDD band lots, which enable the provision of fourth generation mobile services (4G/LTE) in the metropolitan areas of Recife and Curitiba, with bids totaling 56.5 million reais. The award process is expected to end with the formal allocation to TIM during the first half of 2016.

Regulatory Agenda 2016

In December 2015, the National Telecommunications Agency – ANATEL published the Regulatory Agenda for 2016. The main initiatives scheduled by the Agency include: i) definition of the subsidy procedures as per the Decree on network neutrality, ii) revision of the regulation on the concession system for fixed-line telephone services, iii) review of the model for managing the use of the radio frequency spectrum and redefining the mechanisms for granting licenses, and iv) revision of the rules on service quality and accessibility.

Revision of the model for the provision of telecommunications services

In November 2015, the Telecommunications Ministry began a public consultation to review the current model for the provision of telecommunications service and to open a debate on the future of telecommunications in the light of the challenges posed by new technologies, development of broadband, standardization of the service towards private concessions, the private system and public policies. The public consultation began in December and ended on January 15, 2016, with the participation of all major telecommunications operators in the country, as well as the most important consumer rights associations. The aim is to survey the public in order to gather useful information to support the future regulatory process.

MEDIA

Television frequencies

Following the switch-off process, which lasted four years and was concluded on July 4, 2012, the Ministry for Economic Development definitively assigned the digital frequencies.

Specifically, on June 28, 2012, the decision was taken to definitively assign the user rights of digital frequencies to Persidera for 20 years.

In 2010, AGCom announced a beauty contest for the allocation of user rights to additional “digital dividend” frequencies. Telecom Italia Media Broadcasting – now Persidera – participated in the contest for the assignment of three lots, but the contest was canceled on April 28, 2012 with the entry into force of Italian Law 44/12 and replaced with a competitive tender under new rules set out by AGCom in Resolution 277/13/CONS.

The only party that participated in that tender – which was carried out in June 2014 and which Persidera was unable to participate in, because it was incorrectly equated to RAI and Mediaset – was the Cairo group, which was awarded a MUX for 31,626,000 euros.

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Persidera, has been involved in various disputes on television frequencies. These include the appeal for the failure to award a fourth network during the analogue-to-digital conversion of networks before the switch off (the two analogue networks of La7 and MTV and the two digital networks MBONE and TIMB1) and the appeal for the cancellation of the beauty contest.

Both the appeals are pending before the Consiglio di Stato, which has referred the questions to the European Court of Justice for preliminary rulings.

Administrative charges and contribution fees for TV frequencies and connection bridges

Since 2014, Persidera has been required to pay administrative contribution fees and user rights for frequencies, in accordance with articles 34 and 35 of Legislative Decree 259/03 “Electronic Communications Code”. Up to and throughout 2013, however, the applicable system required broadcasters to pay a concession fee equal to 1% of annual revenues.

The 2014 European Law (Law 115/2015 - Official Gazette of August 3, 2015) entered into force on August 18, 2015, modifying the administrative charges for the general authorization as a digital terrestrial network operator and the amounts of the contribution fees for connection bridges pursuant to Article 34 and 35 of the Code.

On the basis of the new regulations, Persidera is required to pay an annual charge for the administrative fees and connection bridges of around 250,000 euros.

In view of the findings of the EU Commission in relation to “the advantages of incumbent integrated vertical operators that have a significant number of multiplexes”, as guaranteed by AGCom Resolution 494/14/CONS to RAI and Mediaset, the 2016 Stability Law established that the Ministry for Economic Development would be responsible for contribution fees for TV frequencies. The European regulatory action consequently abrogated the AGCom Resolution, which would have required Persidera to incur an unfair charge of over 13 million euros per year.

The amount of the contribution fees for the user rights to TV frequencies will be set by order of the Ministry of Economic Development, to be issued by the end of February 2016, in a manner that is transparent, proportionate to the scope, non-discriminatory and on the basis of the geographic coverage of the rights authorized, the market value of the frequencies, taking account of mechanisms geared towards the pro-competition allocation of transmission capacity (i.e. favorable to non-vertically integrated operators such as Persidera), as well as the use of innovative technologies (i.e. DVB-T2).

Total revenue deriving from administrative charges and contribution fees for TV frequencies and connection bridges is expected to be 32.8 million euros. This would bring Persidera towards a reasonably sustainable expense.

Potential use of frequencies for mobile technology

At the end of the global conference on the regulation of the radio spectrum, held in Geneva in November 2015 (WRC-15), the 700 MHz band frequencies (between 694-790 MHz, corresponding to television channels 49-60 UHF) currently used for TV were allocated on a co-primary basis to broadband mobile services.

At national level, the 2016 Stability Law established a fund of 276,000 euros at the Ministry of Economic Development for studies on refarming mobile services.

Based also on the results of the Lamy Report, the EU Commission is working on a decision to establish harmonized use in EU countries of the 700 MHz band for mobile broadband.

The Lamy report is the result of the work of the High Level Group, on the future of the UHF spectrum, formed in January 2014 and consisting of representatives of broadcasters, mobile operators and manufacturers.

Pascal Lamy proposes a “2020-2030-2025” time scale to meet the objectives of the European Digital Agenda, providing broadcasters a stable route to invest and grow in the medium to long term, structured as follows:

•	allocation of the 700 MHz band to mobile broadband services in 2020 with a margin of 2 years (2018-2022) to take account of different market situations in the Member States;

•	allocation of the bandwidth under 700 MHz (470-694 MHz) to broadcast services across Europe until 2030;

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•	re-evaluation of the scenario in 2025 with an assessment of the state of the market and technology.

In Italy the 700 MHz band is more than 60% occupied by national network operators with user rights expiring in 2032. This makes its release particularly difficult, requiring a more complicated procedure than that used for the 800 MHz band, used only by local broadcasters.

It is highly probable, however, that the reallocation process will involve the refarming of lower frequencies i.e., the return of the frequencies in exchange for financial compensation.

There is a remote possibility that, if the right regulatory and technical conditions arise at the right moment, the operators currently assigned the user rights could use these frequencies to provide mobile broadband services.

In this regard, the agreement signed with the Espresso group sets out the procedures through which Telecom Italia will be able to acquire the user rights for channel 55 UHF (742 – 750 MHz) allocated to the MUX TIMB2.

In particular, Telecom Italia has reserved itself two different alternative purchase options, involving: (i) purchase of the user rights of UHF CH 55 or (ii) purchase of the entire share capital of TIMB2 S.r.l., a company formed in 2014, to which this right of use would be conferred.

Both options may be exercised during the period from June 30, 2016 to June 30, 2019.

In the case of granting the user right to CH 55 UHF, a leasing contract for such right of use will be signed between the two companies.

The abovementioned transactions can take place without the need for authorization from the competent authority as they are intragroup transactions.

Tender for the Vatican TV channel

The 2016 Stability Law provides for a competitive tender for the award of 4 Mbit/s to broadcast the Vatican’s TV channel. The starting price of the auction is 2.7 million euros.

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COMPETITION

DOMESTIC

The market

In 2015, the Italian TLC market showed continued signs of a reduction in price-based competitive pressure, as already seen in the second half of 2014. This helped to slow the gradual fall in the value of traditional service components – voice, above all – of previous years.

Growth in Broadband and Ultrabroadband – particularly Mobile, also aided by the increased penetration of next-generation handsets – continues to be the main driver of the market.

The competitive scenario remains characterized, on one side, by the opening of the TLC market to competition from non-traditional operators (in particular Over the Top companies (OTTs) and producers of electronic and consumer devices), and, on the other side, by telecommunications operators having the opportunity to develop new “over the network” services (mainly in the IT and Media fields).

Consequently, telecommunications operators not only face ‘core competition’ with other operators in the sector (including Mobile Virtual Operators) – still the factor that has the greatest impact on market trends – but must also deal with the ‘invasion’ by OTTs and device producers, which operate entirely in the digital world, using completely different assets and competitive strategies to TLC players.

Over time, therefore, the traditional players’ business models are changing to meet the challenges from the new entrants and to exploit new opportunities:

•	in Media, broadcasters – with the Web becoming increasingly important as a complementary distribution platform – are increasingly feeling competitive pressure from consumer electronics companies, telecommunications operators and OTTs;

•	in the Information Technology market, the decline in traditional revenues is driving the various players towards cloud computing, with the goal of protecting their core business. Telecommunications operators are expected to strengthen in this sector, including through partnerships;

•	in the Consumer Electronics market, producers can develop services that can be used through the Internet, building on handset ownership and management of user experience, breaking the relationship between customers and TLC operators;

•	OTTs have, for some time now, been leading the transformation of the methods of use of TLC services (including voice), increasingly integrating them with Media and IT.

With regard to the current positioning of the telecommunications operators in converging markets, on the other hand, as partially described above, the following is taking place with different levels of progress:

•	development of Innovative Services in the IT market, particularly in Cloud services;

•	development of new Digital Services, especially in the areas of Entertainment (e.g. TV over IP), Smart Home, Digital Advertising, Mobile Payment-Digital Identity.

Competition in Fixed Telecommunications

The fixed-line telecommunications market continues, on one side, to see a significant decline in access and voice revenues, due to the reduction in accesses and rates and the progressive shift of voice traffic to mobile, and on the other side, the continued growth of broadband revenues; the decline in revenues from the data transmission segment continues. In recent years, operators have concentrated mainly on developing the penetration of Broadband and defending Voice by introducing bundled voice, broadband and services deals in a highly competitive environment with consequent pricing pressure.

The evolution of the competitive product offering has also been influenced by consolidation, among competitors, of an approach based on the control of infrastructure (above all Local Loop Unbundling - LLU). The main fixed operators are also offering mobile services, also as Mobile Virtual Operators (MVOs).

The competitive scenario in the Italian fixed telecommunications market is characterized by the presence, in addition to Telecom Italia, of a number of operators such as Wind-Infostrada, Fastweb, Vodafone, BT Italia and Tiscali, that have different business models focused on different segments of the market.

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In 2015, the migration of customers from fixed-line to mobile telephony services continued, as well as the migration to alternative communications solutions (Voice Over IP, e-mail and social network chat), driven by the use of the Internet , the penetration of broadband, PCs and other connected devices, as well as service quality.

At December 31, 2015, fixed accesses in Italy totaled approximately 20.2 million (including infrastructured OLOs and Fixed Wireless Access), down from 2014. Competition in the access market led to a gradual reduction in Telecom Italia’s market share.

In the broadband market, at December 31, 2015 fixed broadband customers in Italy reached a penetration rate on fixed accesses of about 74%. The spread of broadband is driven not only by the penetration of personal computers and other enabled devices (e.g. Smart TVs), but also by the growing demand for speed and access to new IP based services (Voice over IP, content – particularly Video, social networking services, etc.).

Competition in Mobile Telecommunications

The mobile market, which is saturated and mature in its traditional component of voice services, experienced a decline in the number of lines, due to the rationalization of second and third SIM cards (at December 31, 2015, mobile lines in Italy numbered about 92.7 million, down by about 1.7% over 2014, which still represents a very high penetration rate of the population, of approximately 152%).

Revenues from traditional service components, such as voice and messaging, continued to decline, both as a result of competition between operators and of the increasing spread of “communication apps”, but in 2015 it saw a gradual improvement compared to the drop of 2013 and the first half of 2014. Mobile Broadband continued to grow and, although being unable to offset the drop in revenues from traditional services, it represents the main strategic and business opportunity for the mobile TLC industry, also due to the launch of LTE Ultra Broadband.

In 2015, the growth in mobile broadband customers continued thanks to the development of the small screen segment, with a high penetration rate on mobile lines, especially as a result of the increasing spread of smartphones.

Alongside innovative services that have already caught on and are under full-scale development, as in the case of mobile apps, there are other market environments, associated with the development of mobile broadband, with major potential for growth in the medium term, such as the Internet of Things and mobile payment.

The competitive scenario in the Italian mobile telecommunications market is dominated by Telecom Italia and also by three other infrastructured operators (Vodafone, Wind, H3G) which are focused on different segments of the market or have different strategies. In August 2015, VimpelCom and CK Hutchinson also announced that they had reached an agreement to establish an equal joint venture between Wind and 3 Italia, subject to the necessary regulatory clearance.

In addition to these operators, the field also includes mobile virtual operators (MVO), of which PosteMobile is the most important player. These operators continue to enjoy significant growth compared to infrastructured operators.

BRAZIL

The main macroeconomic indicators show a gradual deterioration in Brazil’s economy. Specifically, GDP is estimated to have fallen by around 3.5% during 2015, with inflation above 10%, also as a result of a series of increases in tariffs in regulated sectors; the forecasts for 2016 point towards a situation of high volatility.

The acceleration in inflation is having a significant impact on household purchasing power, with a consequent decline in economic wellbeing, especially for lower-income sections of society.

It is also worth noting the increasing fiscal pressure, with many Brazilian states set to increase their taxes on services (above all ICMS and VAT). These measures will have a direct impact on telecommunications operators, for which ICMS accounts for around 85% of indirect taxes paid on revenues.

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The entire telecommunications sector has been badly exposed to the current economic crisis, with a substantial contraction in total revenues.

The rise in data use and the simultaneous fall in voice traffic reflects the most significant phenomenon: to reduce their spending, customers are favoring OTT services (especially Whatsapp) as an alternative to traditional voice services. This has now overshadowed the previous paradigm based on a concept of Community (customers having several SIMs from various operators to benefit from on-net tariffs that are much better than off-net tariffs) leading to a progress concentration (and reduction) in the number of SIMs on the market. The impacts on operators are highly significant, especially for TIM, in light of its Customer Base being particularly exposed to the Prepaid segment and its “second SIM” positioning.

Against this context, at the end of 2015 the Brazilian mobile market reached 257.8 million lines, a fall of 8.2% compared to the previous year, and a penetration of 125.7% of the population (138.0% in 2014) with the loss of 22.9 million lines.

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CONSOLIDATED FINANCIAL POSITION AND CASH FLOWS PERFORMANCE

NON-CURRENT ASSETS

•	Goodwill: fell by 560 million euros, from 29,943 million euros at the end of 2014 to 29,383 million euros at December 31, 2015, as a result of:

•	goodwill impairment loss of the Brazil Business Unit (240 million euros);

•	changes in foreign exchange rates applicable to the Group’s Brazilian operations(1) (324 million euros);

•	recognition of the provisional goodwill, of 4 million euros, resulting from the acquisition of 100% of the company Alfabook S.r.l. in July 2015.

Further details are provided in the Note “Goodwill” in the Consolidated Financial Statements at December 31, 2015 of the Telecom Italia Group.

•	Other intangible assets: were down 347 million euros, from 6,827 million euros at the end of 2014 to 6,480 million euros at December 31, 2015, representing the balance of the following items:

•	capex (+1,959 million euros);

•	amortization charge for the year (-1,788 million euros);

•	disposals, exchange differences, reclassifications and other changes (for a net negative balance of 518 million euros).

•	Tangible assets: were up 1,480 million euros, from 13,387 million euros at the end of 2014 to 14,867 million euros at December 31, 2015, representing the balance of the following items:

•	capex (+3,238 million euros);

•	changes in finance leasing contracts (+1,523 million euros);

•	depreciation charge for the year (-2,347 million euros);

•	disposals, exchange differences, reclassifications and other changes (for a net negative balance of 934 million euros).

DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

These related to the Sofora - Telecom Argentina group and included:

•	financial assets of 227 million euros;

•	non-financial assets of 3,677 million euros.

For more details, see the Note “Discontinued operations/Non-current assets held for sale” in the Consolidated Financial Statements of the Telecom Italia Group at December 31, 2015.

CONSOLIDATED EQUITY

Consolidated equity amounted to 21,333 million euros (21,699 million euros at December 31, 2014), of which 17,610 million euros attributable to Owners of the Parent (18,145 million euros at December 31, 2014) and 3,723 million euros attributable to non-controlling interests (3,554 million euros at December 31, 2014).

(1)	The spot exchange rate used for the translation into euro of the Brazilian real (expressed in terms of units of local currency per 1 euro) was 4.25116 at December 31, 2015 and 3.22489 at December 31, 2014.

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In greater detail, the changes in equity were the following:

(millions of euros)	2015	2014
At the beginning of the year	21,699	20,186

Total comprehensive income (loss) for the year	(1,145)	1,539

Dividends approved by:	(291)	(343)

Telecom Italia S.p.A.	(166)	(166)

Other Group companies	(125)	(177)

INWIT - effect of sale of the non-controlling interest	839	—

Merger of TI Media S.p.A. into Telecom Italia S.p.A.	(9)	—

Convertible bond issue maturing 2022 - equity component	186	—

Issue of equity instruments	10	64

Effect of Rete A acquisition	—	40

Effect of equity transactions of the Sofora – Telecom Argentina group	—	160

Other changes	44	53

At the end of the year	21,333	21,699

CASH FLOWS

Adjusted net financial debt stood at 27,278 million euros, up 627 million euros compared to December 31, 2014 (26,651 million euros).

Excluding the net financial debt of the Sofora - Telecom Argentina group, amounting to 121 million euros (net financial assets of 122 million euros at December 31, 2014), the adjusted net financial debt of continuing operations would have increased by 384 million euros compared to December 31, 2014.

The table below summarizes the main transactions that had an impact on the change in adjusted net financial debt for 2015:

Change in adjusted net financial debt

(millions of euros)	2015	2014	Change
EBITDA	7,004	8,786	(1,782)

Capital expenditures on an accrual basis	(5,197)	(4,984)	(213)

Change in net operating working capital:	(334)	(464)	130

Change in inventories	56	55	1

Change in trade receivables and net amounts due from customers on construction contracts	410	(125)	535

Change in trade payables (*)	(623)	72	(695)

Other changes in operating receivables/payables	(177)	(466)	289

Change in provisions for employee benefits	389	(59)	448

Change in operating provisions and Other changes	112	(105)	217

Net operating free cash flow	1,974	3,174	(1,200)

% of Revenues	10.0	14.7	(4.7	)pp

Sale of investments and other disposals flow	1,571	238	1,333

Share capital increases/reimbursements, including incidental costs	186	14	172

Financial investments flow	(51)	(32)	(19)

Dividends payment	(204)	(252)	48

Change in finance leasing contracts	(1,523)	—	(1,523)

Finance expenses, income taxes and other net non-operating requirements flow	(2,337)	(2,478)	141

Reduction/(Increase) in adjusted net financial debt from continuing operations	(384)	664	(1,048)

Reduction/(Increase) in net financial debt from Discontinued operations/Non-current assets held for sale	(243)	(508)	265

Reduction/(Increase) in adjusted net financial debt	(627)	156	(783)

(*)	Includes the change in trade payables for amounts due to fixed asset suppliers.

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In addition to what has already been described with reference to EBITDA, the change in adjusted net financial debt for 2015 was particularly impacted by the following:

Capital expenditures on an accrual basis

The breakdown of capital expenditures by operating segment is as follows:

	2015		2014		Change
(millions of euros)		% of total		% of total
Domestic	3,900	75.0	2,783	55.8	1,117

Brazil	1,289	24.8	2,195	44.0	(906)

Media and Other Operations	8	0.2	6	0.2	2

Adjustments and eliminations	—	—	—	—	—

Consolidated Total	5,197	100.0	4,984	100.0	213

% of Revenues	26.4		23.1		3.3	pp

Capital expenditures in 2015 totaled 5,197 million euros, up 213 million euros (+4.3%) on 2014. In particular:

•	the Domestic Business Unit posted capital expenditures of 3,900 million euros, an increase of 1,117 million euros compared to 2014. This increase was driven in particular by: the acceleration and increase in innovative investments dedicated to the development of next-generation networks and services (+788 million euros), which reached 44% of total investments, compared to 33% for 2014, the award of the user rights for the frequencies of the L band (231 million euros), and the outlay for the extension of the GSM license for three years (117 million euros);

•	the Brazil Business Unit recorded a decrease of 906 million euros (including a negative currency effect of 341 million euros) compared to 2014; these capital expenditures were mainly aimed at the development of the industrial infrastructure and at sales support platforms. In 2014, capital expenditures included the purchase of the 700 MHz license for around 936 million euros.

Change in net operating working capital

The change in net operating working capital for 2015 was a decrease of 334 million euros (decrease of 464 million euros in 2014). In particular:

•	the change in inventories and the management of trade receivables generated positive impacts of 56 million euros and 410 million euros, respectively. The change in trade receivables reflected the significant depreciation in the Brazilian real, which resulted in a reduction of almost 220 million euros in trade receivables expressed in euros;

•	the change in trade payables (-623 million euros) also reflected the performance of the Brazilian real, which resulted in a reduction of almost 430 million euros in trade payables expressed in euros.

Change in provisions for employee benefits, operating provisions and other changes

The changes in provisions for employee benefits and operating provisions mainly reflected the above-mentioned non-recurring provisions made in 2015, which were partially offset by the effects of the change in the Brazilian real exchange rate.

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Sale of investments and other disposals flow

This was positive at 1,571 million euros in 2015 and consisted of:

•	854 million euros, already net of the related transaction costs, resulting from the placement on the market of 39.97% of the share capital of Infrastrutture Wireless Italiane S.p.A. (INWIT), which took place during June 2015, followed, in July, by the exercise of the greenshoe option;

•	proceeds generated by the Brazil Business Unit amounting to 2,498 million reais (approximately 676 million euros) as a result of the conclusion of the sale of the first three tranches of telecommunications towers to American Tower do Brasil; for more detailed information, please see the chapter “Financial and Operating Highlights of the Business Units of the Telecom Italia Group - Brazil Business Unit”;

•	19 million euros from the sale of the company Teleleasing S.p.A., which took place in December 2015;

•	9 million euros from the sale of the company SIA S.p.A., classified under Other investments, which took place in July 2015;

•	for the remaining amount, of the disposal of assets in the normal operating cycle.

In 2014, this item was positive at 238 million euros and was mainly due to the proceeds (160 million euros) from the sale to Fintech of the controlling interest representing 17% of the equity capital of Sofora, and the proceeds (71 million euros) from the sale by Telecom Italia S.p.A. of a property located in Milan.

Share capital increases/reimbursements, including incidental costs

In 2015, this item amounted to 186 million euros and it was related to the conversion option of the 1.125% unsecured equity-linked bond amounting to 2 billion euros, issued on March 26, 2015 and maturing on March 26, 2022.

In particular, the 186 million euros corresponded to the difference between the amount received by bondholders following the issue of the bond and the debt component of the financial instrument issued. The debt component is equal to the fair value of an identical liability issued by the Company at market conditions but without the conversion right, while the remainder, up to the amount received, was recognized as a component of shareholders’ equity (the “residual method”).

Financial investments flow

In 2015, this item amounted to 51 million euros and mainly related to the outlay of 23 million euros for the acquisition of 50% of the share capital of Alfiere S.p.A., a real estate company that owns several buildings in the EUR district of Rome that will be used by Telecom Italia in the future as an headquarter. In July 2015, 100% of the equity capital of Alfabook S.r.l. was also acquired; this transaction represented a financial investment of 6 million euros (of which 5 million euros as the price and 1 million euros for the net financial debt acquired). Lastly, in October, around 9 million euros were paid out for the withdrawal rights exercised by the previous shareholders of Telecom Italia Media S.p.A., which was merged into Telecom Italia on September 30, 2015.

In 2014 the item amounted to 32 million euros and mainly consisted of 9 million euros for the acquisition by Telecom Italia S.p.A. of the controlling interest in Trentino NGN S.r.l. which took place on February 28, 2014, and 21 million euros for the acquisition of the controlling interest in Rete A S.p.A., with subsequent merger into the parent Persidera S.p.A..

Change in finance leasing contracts

This item represents the higher value of tangible assets under finance lease, which is also a reflection of the associated higher financial payables, posted mainly as a result of contractual renegotiations that took place during 2015 as part of the project of transformation of real estate assets by Telecom Italia S.p.A. (1,178 million euros) and of the finance lease contract concluded by the Tim Brasil group

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on part of the telecommunications towers mentioned above (1,245 million reais corresponding to around 337 million euros). Further details are provided in the Note “Tangible assets (owned and under finance leases)” of the Consolidated Financial Statements at December 31, 2015 of the Telecom Italia Group.

Finance expenses, income taxes and other net non-operating requirements flow

This item mainly includes the payment, in 2015, of the net finance expenses (1,513 million euros) and taxes (363 million euros), as well as the change in non-operating receivables and payables.

In 2014, the income taxes flow (427 million euros) included the effect from the sale without recourse of IRES tax credits to factoring companies, which generated net proceeds of 231 million euros.

Reduction/(Increase) in net financial debt from Discontinued operations/Non-current assets held for sale

This was a negative 243 million euros and reflected, among other things, the completion of the acquisition of 4G licenses by the Sofora - Telecom Argentina group that resulted in an outlay of around 220 million euros.

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Net financial debt

Net financial debt is composed as follows:

(millions of euros)	12/31/2015	12/31/2014	Change
	(a)	(b)	(a-b)
Non-current financial liabilities
Bonds	19,883	23,440	(3,557)

Amounts due to banks, other financial payables and liabilities	8,364	7,901	463

Finance lease liabilities	2,271	984	1,287

	30,518	32,325	(1,807)

Current financial liabilities (*)
Bonds	3,681	2,645	1,036

Amounts due to banks, other financial payables and liabilities	2,390	1,872	518

Finance lease liabilities	153	169	(16)

	6,224	4,686	1,538

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	348	43	305

Total Gross financial debt	37,090	37,054	36

Non-current financial assets
Securities other than investments	(3)	(6)	3

Financial receivables and other non-current financial assets	(2,986)	(2,439)	(547)

	(2,989)	(2,445)	(544)

Current financial assets
Securities other than investments	(1,488)	(1,300)	(188)

Financial receivables and other current financial assets	(352)	(311)	(41)

Cash and cash equivalents	(3,559)	(4,812)	1,253

	(5,399)	(6,423)	1,024

Financial assets relating to Discontinued operations/Non-current assets held for sale	(227)	(165)	(62)

Total financial assets	(8,615)	(9,033)	418

Net financial debt carrying amount	28,475	28,021	454

Reversal of fair value measurement of derivatives and related financial assets/liabilities	(1,197)	(1,370)	173

Adjusted net financial debt	27,278	26,651	627

Breakdown as follows:
Total adjusted gross financial debt	34,602	34,421	181

Total adjusted financial assets	(7,324)	(7,770)	446

(*) of which current portion of medium/long-term debt:

Bonds	3,681	2,645	1,036

Amounts due to banks, other financial payables and liabilities	1,482	1,413	69

Finance lease liabilities	153	169	(16)

The financial risk management policies of the Telecom Italia Group are aimed at minimizing market risks, fully hedging exchange rate risk, and optimizing interest rate exposure through appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying, which is hedged.

In addition, to determine its exposure to interest rates, the Group sets an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that composition. Taking into account the Group’s operating activities, the optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, at a range of 65% - 75% for the fixed-rate component and 25% - 35% for the variable-rate component.

In managing market risks, the Group has adopted Guidelines for the “Management and control of financial risk” and mainly uses IRS and CCIRS derivative financial instruments.

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To provide a better representation of the true performance of Net Financial Debt, from 2009, in addition to the usual indicator (renamed “Net financial debt carrying amount”), a measure called “Adjusted net financial debt” has also been shown, which neutralizes the effects caused by the volatility of financial markets. Given that some components of the fair value measurement of derivatives (contracts for setting the exchange and interest rate for contractual flows) and derivatives embedded in other financial instruments do not result in actual monetary settlement, the “Adjusted net financial debt” excludes these purely accounting and non-monetary effects (including the effects resulting from the introduction of IFRS 13 – Fair Value Measurement from January 1, 2013) from the measurement of derivatives and related financial liabilities/assets.

Sales of receivables to factoring companies

The sales of trade receivables to factoring companies finalized in 2015 resulted in a positive effect on net financial debt at December 31, 2015 of 1,106 million euros (1,316 million euros at December 31, 2014).

Gross financial debt

Bonds

Bonds at December 31, 2015 totaled 23,564 million euros (26,085 million euros at December 31, 2014). Their nominal repayment amount was 22,947 million euros, down 1,967 million euros compared to December 31, 2014 (24,914 million euros).

Changes in bonds over 2015 are shown below:

(millions of original currency)	Currency	Amount	Issue date
New issues
Telecom Italia S.p.A. 1,000 million euros 3.250% maturing 1/16/2023	Euro	1,000	1/16/2015

Telecom Italia S.p.A. bond convertible(*) into ordinary shares 2,000 million euros 1.125% maturing 3/26/2022	Euro	2,000	3/26/2015

(*)	On May 20, 2015, the Shareholders’ Meeting of Telecom Italia S.p.A. approved the share capital increase to service the conversion of the unsecured equity-linked bond issue.

(millions of original currency)	Currency	Amount	Repayment date
Repayments
Telecom Italia Finance S.A. 20,000 million JPY 3.550% (1)	JPY	20,000	5/14/2015

Telecom Italia S.p.A. 514 million euros 4.625% (2)	Euro	514	6/15/2015

Telecom Italia Capital S.A. 765 million USD 5.250% (3)	USD	765	10/1/2015

Telecom Italia S.p.A. 120 million euros, Euribor 3M+0.66%	Euro	120	11/23/2015

Telecom Italia S.p.A. 500 million GBP 5.625%	GBP	500	12/29/2015

(1)	Early repayment of the AFLAC Private Placement maturing 5/14/2032.
(2)	Net of buybacks by the Company of 236 million euros during 2014 and the first half of 2015.
(3)	Net of buybacks by Telecom Italia S.p.A. of 635 million USD during 2013.

On January 23, 2015, Telecom Italia S.p.A. successfully concluded the buyback public offer on four bond issues maturing between June 2015 and September 2017, buying back a total nominal amount of 810.3 million euros.

Telecom Italia Group Report on Operations	Consolidated Financial Position and Cash Flows Performance	60

Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (euros)	Repurchased nominal amount (euros)	Buyback price
Buybacks
Telecom Italia S.p.A. - 750 million euros, maturing June 2015, coupon 4.625% (1)	577,701,000	63,830,000	101.650%

Telecom Italia S.p.A. - 1,000 million euros, maturing January 2016, coupon 5.125% (2)	771,550,000	108,200,000	104.661%

Telecom Italia S.p.A. - 1,000 million euros, maturing January 2017, coupon 7.000%	1,000,000,000	374,308,000	111.759%

Telecom Italia S.p.A. - 1,000 million euros, maturing September 2017, coupon 4.500%	1,000,000,000	263,974,000	108.420%

(1)	Net of buybacks by the Company of 172 million euros during 2014.
(2)	Net of buybacks by the Company of 228 million euros during 2014.

On April 24, 2015, Telecom Italia S.p.A. successfully concluded the buyback public offer on nine bond issues maturing between January 2017 and February 2022, buying back a total nominal amount of 2,000 million euros (none of the buybacks were accepted for the Notes maturing in September 2017 and January 2017 submitted under the Offers).

Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (euros)	Repurchased nominal amount (euros)	Buyback price
Telecom Italia S.p.A. - 750 million euros, maturing May 2018, coupon 4.750%	750,000,000	35,879,000	111.165%

Telecom Italia S.p.A. - 750 million euros, maturing December 2018, coupon 6.125%	750,000,000	121,014,000	117.329%

Telecom Italia S.p.A. - 1,250 million euros, maturing January 2019, coupon 5.375%	1,250,000,000	307,600,000	114.949%

Telecom Italia S.p.A. - 1,000 million euros, maturing January 2020, coupon 4.000%	1,000,000,000	280,529,000	111.451%

Telecom Italia S.p.A. - 1,000 million euros, maturing September 2020, coupon 4.875%	1,000,000,000	452,517,000	116.484%

Telecom Italia S.p.A. - 1,000 million euros, maturing January 2021, coupon 4.500%	1,000,000,000	436,361,000	114.714%

Telecom Italia S.p.A. - 1,250 million euros, maturing February 2022, coupon 5.250%	1,250,000,000	366,100,000	121.210%

On July 20, 2015 Telecom Italia S.p.A. successfully concluded the buyback public offer on five bond issues maturing between January 2017 and January 2019, buying back a total nominal amount of 467.3 million euros.

Telecom Italia Group Report on Operations	Consolidated Financial Position and Cash Flows Performance	61

Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (euros)	Repurchased nominal amount (euros)	Buyback price
Telecom Italia S.p.A. - 1,000 million euros, maturing January 2017, coupon 7.000% (1)	625,692,000	81,141,000	109.420%

Telecom Italia S.p.A. - 1,000 million euros, maturing September 2017, coupon 4.500% (2)	736,026,000	107,811,000	107.428%

Telecom Italia S.p.A. - 750 million euros, maturing May 2018, coupon 4.750% (3)	714,121,000	121,223,000	109.477%

Telecom Italia S.p.A. - 750 million euros, maturing December 2018, coupon 6.125% (4)	628,986,000	47,108,000	115.395%

Telecom Italia S.p.A. - 1,250 million euros, maturing January 2019, coupon 5.375% (5)	942,400,000	110,000,000	112.960%

(1)	Net of buybacks by the Company of 374 million euros in January 2015.
(2)	Net of buybacks by the Company of 264 million euros in January 2015.
(3)	Net of buybacks by the Company of 36 million euros in April 2015.
(4)	Net of buybacks by the Company of 121 million euros in April 2015.
(5)	Net of buybacks by the Company of 308 million euros in April 2015.

On the same date, Telecom Italia S.p.A. also successfully concluded the buyback public offer on two bond issues of Telecom Italia Capital S.A. maturing June 2018 and June 2019, buying back a total nominal amount of 564 million USD.

Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (USD)	Repurchased nominal amount (USD)	Buyback price
Telecom Italia Capital S.A. – 1,000 million USD, maturing June 2018, coupon 6.999%	1,000,000,000	323,356,000	111.721%

Telecom Italia Capital S.A. – 1,000 million USD, maturing June 2019, coupon 7.175%	1,000,000,000	240,320,000	114.188%

In reference to the Telecom Italia S.p.A. 2002–2022 bonds, reserved for subscription by employees of the Group, the nominal amount at December 31, 2015 was 200 million euros, up 4 million euros compared to December 31, 2014 (196 million euros).

Revolving Credit Facility and Term Loan

The following table shows the composition and the draw down of the committed credit lines available at December 31, 2015:

(billions of euros)	12/31/2015		12/31/2014
	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – expiring May 2017	4.0	—	4.0	—

Revolving Credit Facility – expiring March 2018	3.0	—	3.0	—

Total	7.0	—	7.0	—

Telecom Italia Group Report on Operations	Consolidated Financial Position and Cash Flows Performance	62

Telecom Italia has two syndicated Revolving Credit Facilities for amounts of 4 billion euros and 3 billion euros expiring May 24, 2017 and March 25, 2018 respectively, both not yet drawn down.

On December 14, 2015, a number of beneficial changes to the economic terms of the Revolving Credit Facilities were signed and they were extended by two years, taking effect on January 4, 2016: to May 24, 2019 for the Revolving Credit Facility of 4 billion euros and to March 25, 2020 for the Revolving Credit Facility of 3 billion euros.

Telecom Italia also has access to:

•	a bilateral Term Loan from Banca Regionale Europea expiring July 2019 for 200 million euros, drawn down for the full amount;

•	two bilateral Term Loans from Cassa Depositi e Prestiti respectively for 100 million euros expiring in April 2019 and 150 million euros expiring in October 2019, drawn down for the full amount;

•	two bilateral Term Loans from Mediobanca respectively for 200 million euros expiring in November 2019 and 150 million euros expiring in July 2020, drawn down for the full amount;

•	a bilateral Term Loan from ICBC expiring July 2020 for 120 million euros, drawn down for the full amount;

•	a bilateral Term Loan from Intesa Sanpaolo expiring August 2021 for 200 million euros, drawn down for the full amount.

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities due within 12 months) is 7.75 years.

The average cost of the Group’s debt, considered as the cost for the year calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, is about 5.3%.

For details of the maturities of financial liabilities in terms of expected nominal repayment amounts, as contractually agreed, see the Notes “Financial liabilities (non-current and current)” in the Consolidated Financial Statements at December 31, 2015 of the Telecom Italia Group.

Current financial assets and liquidity margin

The Telecom Italia Group’s available liquidity margin amounted to 12,047 million euros at December 31, 2015 (net of 202 million euros related to Discontinued Operations), corresponding to the sum of “Cash and cash equivalents” and “Current securities other than investments”, totaling 5,047 million euros (6,112 million euros at December 31, 2014), and the committed credit lines, mentioned above, of which a total of 7,000 million euros has not been drawn down. This margin is sufficient to cover Group financial liabilities due at least for the next 24 months.

In particular:

Cash and cash equivalents amounted to 3,559 million euros (4,812 million euros at December 31, 2014). The different technical forms of investing available cash at December 31, 2015 can be analyzed as follows:

•	Maturities: investments have a maximum maturity of three months;

•	Counterparty risk: investments by the European companies are made with leading banking, financial and industrial institutions with high credit quality. Investments by the companies in South America are made with leading local counterparties;

•	Country risk: deposits have been made mainly in major European financial markets.

Current securities other than investments amounted to 1,488 million euros (1,300 million euros at December 31, 2014): these forms of investment represent alternatives to the investment of liquidity with the aim of improving returns. They include 256 million euros of Italian Treasury Bonds purchased by Telecom Italia S.p.A., 151 million euros of Italian Treasury Bonds purchased by Telecom Italia Finance S.A.; 6 million euros of Italian Treasury Certificates (CCTs) (assigned to Telecom Italia S.p.A. as the holder of trade receivables, as per Italian Ministry of the Economy and Finance Decree of 12/3/2012), 584 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash, and 350 million euros of investments in two Belgian SICAVs by Telecom Italia Finance S.A.. The purchases of the above government bonds and CCTs, which, pursuant to Consob Communication no. DEM/11070007 of

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August 5, 2011, represent investments in “Sovereign debt securities”, have been made in accordance with the Guidelines for the “Management and control of financial risk” adopted by the Telecom Italia Group since August 2012, in replacement of the previous policies in force. In addition, the Brazil BU made an investment for an equivalent value of 141 million euros in a monetary fund that invests almost entirely in instruments in US dollars.

In the fourth quarter of 2015, the adjusted net financial debt increased by 474 million euros compared to September 30, 2015 (26,804 million euros): in the quarter, in addition to the usual tax payments, Telecom Italia S.p.A. made payments for the award of the user rights for the frequencies of the L Band (231 million euros), the purchase of two strategic properties, and the increase in debt for finance leases as part of the real estate project.

(millions of euros)	12/31/2015	9/30/2015	Change
	(a)	(b)	(a-b)
Net financial debt carrying amount	28,475	27,967	508

Reversal of fair value measurement of derivatives and related financial assets/liabilities	(1,197)	(1,163)	(34)

Adjusted net financial debt	27,278	26,804	474

Breakdown as follows:
Total adjusted gross financial debt	34,602	35,376	(774)

Total adjusted financial assets	(7,324)	(8,572)	1,248

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CONSOLIDATED FINANCIAL STATEMENTS – TELECOM ITALIA GROUP

The Telecom Italia Group Consolidated Financial Statements for the year ended December 31, 2015 and the comparative figures for the prior year have been prepared in accordance with International Accounting Standards issued by the International Accounting Standards Board and adopted by the European Union (“IFRS”).

The accounting policies and consolidation principles adopted in the preparation of the Consolidated Financial Statements at December 31, 2015 are the same as those adopted in the Consolidated Financial Statements at December 31, 2014, except for the use of the new Standards and Interpretations adopted by the Group since January 1, 2015, whose effects are described in the notes to the Consolidated Financial Statements at December 31, 2015, to which the reader is referred.

The Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, uses certain alternative performance measures in order to present a better understanding of the trend of operations and financial condition. Specifically, these alternative performance measures refer to: EBITDA; EBIT; the organic change in revenues, EBITDA and EBIT; and net financial debt carrying amount and adjusted net financial debt.

Moreover, the part entitled “Business Outlook for the Year 2016” contains forward-looking statements in relation to the Group’s intentions, beliefs or current expectations regarding financial performance and other aspects of the Group’s operations and strategies. Readers of the Annual Report are reminded not to place undue reliance on forward-looking statements; actual results may differ significantly from forecasts owing to numerous factors, the majority of which are beyond the scope of the Group’s control.

MAIN CHANGES IN THE SCOPE OF CONSOLIDATION

The following changes in the scope of consolidation occurred during 2015:

•	INWIT S.p.A. (Domestic Business Unit): established in January 2015;

•	Alfabook S.r.l. (Domestic Business Unit): on July 1st, 2015, Telecom Italia Digital Solution S.p.A. acquired 100% of the company, which consequently entered the Group’s scope of consolidation;

•	TIM Real Estate S.r.l. (Domestic Business Unit): established in November 2015.

The following changes in the scope of consolidation occurred during 2014:

•	Telecom Italia Ventures S.r.l. (Domestic Business Unit): established in July 2014;

•	Rete A S.p.A. (Media Business Unit): on June 30, 2014 Persidera S.p.A. acquired 100% of the company. As a result, Rete A entered the Group’s scope of consolidation and was consolidated on a line-by-line basis. The merger of Rete A into Persidera was completed on December 1, 2014;

•	TIMB2 S.r.l. (Media Business Unit): established in May 2014;

•	Trentino NGN S.r.l. (Domestic Business Unit): on February 28, 2014 the Telecom Italia Group acquired the controlling interest in the company, which is now part of the Group’s scope of consolidation.

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Separate Consolidated Income Statements

(millions of euros)	2015	2014	Change
			(a-b)
	(a)	(b)	amount	%
Revenues	19,718	21,573	(1,855)	(8.6)

Other income	287	401	(114)	(28.4)

Total operating revenues and other income	20,005	21,974	(1,969)	(9.0)

Acquisition of goods and services	(8,533)	(9,430)	897	9.5

Employee benefits expenses	(3,589)	(3,119)	(470)	(15.1)

Other operating expenses	(1,491)	(1,175)	(316)	(26.9)

Change in inventories	(44)	(52)	8	15.4

Internally generated assets	656	588	68	11.6

Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	7,004	8,786	(1,782)	(20.3)

Depreciation and amortization	(4,135)	(4,284)	149	3.5

Gains/(losses) on disposals of non-current assets	336	29	307	—

Impairment reversals (losses) on non-current assets	(244)	(1)	(243)	—

Operating profit (loss) (EBIT)	2,961	4,530	(1,569)	(34.6)

Share of losses (profits) of associates and joint ventures accounted for using the equity method	1	(5)	6	—

Other income (expenses) from investments	10	16	(6)	(37.5)

Finance income	2,756	2,400	356	14.8

Finance expenses	(5,281)	(4,594)	(687)	(15.0)

Profit (loss) before tax from continuing operations	447	2,347	(1,900)	(81.0)

Income tax expense	(401)	(928)	527	56.8

Profit (loss) from continuing operations	46	1,419	(1,373)	(96.8)

Profit (loss) from Discontinued operations/Non-current assets held for sale	611	541	70	12.9

Profit (loss) for the year	657	1,960	(1,303)	(66.5)

Attributable to:
Owners of the Parent	(72)	1,350	(1,422)	—

Non-controlling interests	729	610	119	19.5

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Consolidated Statements of Comprehensive Income

In accordance with IAS 1 (Presentation of Financial Statements), the following consolidated statements of comprehensive income include the Profit (loss) for the year as shown in the Separate Consolidated Income Statements and all non-owner changes in equity.

(millions of euros)			2015	2014
Profit (loss) for the year	(a	)	657	1,960

Other components of the Consolidated Statements of Comprehensive Income
Other components that subsequently will not be reclassified in the Separate Consolidated Income Statements
Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)			16	(209)

Income tax effect			(7)	53

	(b	)	9	(156)

Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—

Income tax effect			—	—

	(c	)	—	—

Total other components that subsequently will not be reclassified in the Separate Consolidated Income Statements	(d=b+c	)	9	(156)

Other components that subsequently will be reclassified in the Separate Consolidated Income Statements
Available-for-sale financial assets:
Profit (loss) from fair value adjustments			(4)	74

Loss (profit) transferred to the Separate Consolidated Income Statements			(57)	(23)

Income tax effect			18	(15)

	(e	)	(43)	36

Hedging instruments:
Profit (loss) from fair value adjustments			1,536	767

Loss (profit) transferred to the Separate Consolidated Income Statements			(983)	(871)

Income tax effect			(165)	28

	(f	)	388	(76)

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations			(2,155)	(225)

Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statements			(1)	—

Income tax effect			—	—

	(g	)	(2,156)	(225)

Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—

Loss (profit) transferred to the Separate Consolidated Income Statements			—	—

Income tax effect			—	—

	(h	)	—	—

Total other components that subsequently will be reclassified to the Separate Consolidated Income Statements	(i=e+f+g+h	)	(1,811)	(265)

Total other components of the Consolidated Statements of Comprehensive Income	(k=d+i	)	(1,802)	(421)

Total comprehensive income (loss) for the year	(a+k	)	(1,145)	1,539

Attributable to:
Owners of the Parent			(827)	1,123

Non-controlling interests			(318)	416

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Consolidated Statements of Financial Position

			12/31/2015	12/31/2014	Change
(millions of euros)			(a)	(b)	(a-b)
Assets
Non-current assets
Intangible assets
Goodwill			29,383	29,943	(560)

Intangible assets with a finite useful life			6,480	6,827	(347)

			35,863	36,770	(907)

Tangible assets
Property, plant and equipment owned			12,659	12,544	115

Assets held under finance leases			2,208	843	1,365

			14,867	13,387	1,480

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method			41	36	5

Other investments			45	43	2

Non-current financial assets			2,989	2,445	544

Miscellaneous receivables and other non-current assets			1,744	1,571	173

Deferred tax assets			853	1,118	(265)

			5,672	5,213	459

Total Non-current assets	(a	)	56,402	55,370	1,032

Current assets
Inventories			254	313	(59)

Trade and miscellaneous receivables and other current assets			5,110	5,615	(505)

Current income tax receivables			163	101	62

Current financial assets
Securities other than investments, financial receivables and other current financial assets			1,840	1,611	229

Cash and cash equivalents			3,559	4,812	(1,253)

			5,399	6,423	(1,024)

Current assets sub-total			10,926	12,452	(1,526)

Discontinued operations/Non-current assets held for sale
of a financial nature			227	165	62

of a non-financial nature			3,677	3,564	113

			3,904	3,729	175

Total Current assets	(b	)	14,830	16,181	(1,351)

Total Assets	(a+b	)	71,232	71,551	(319)

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			12/31/2015	12/31/2014	Change
(millions of euros)			(a)	(b)	(a-b)
Equity and Liabilities
Equity
Equity attributable to Owners of the Parent			17,610	18,145	(535)

Non-controlling interests			3,723	3,554	169

Total Equity	(c	)	21,333	21,699	(366)

Non-current liabilities
Non-current financial liabilities			30,518	32,325	(1,807)

Employee benefits			1,420	1,056	364

Deferred tax liabilities			323	438	(115)

Provisions			551	720	(169)

Miscellaneous payables and other non-current liabilities			1,110	697	413

Total Non-current liabilities	(d	)	33,922	35,236	(1,314)

Current liabilities
Current financial liabilities			6,224	4,686	1,538

Trade and miscellaneous payables and other current liabilities			7,762	8,376	(614)

Current income tax payables			110	36	74

Current liabilities sub-total			14,096	13,098	998

Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature			348	43	305

of a non-financial nature			1,533	1,475	58

			1,881	1,518	363

Total Current Liabilities	(e	)	15,977	14,616	1,361

Total Liabilities	(f=d+e	)	49,899	49,852	47

Total Equity and Liabilities	(c+f	)	71,232	71,551	(319)

Telecom Italia Group Report on Operations	Consolidated Financial Statements – Telecom Italia Group	69

Consolidated Statements of Cash Flows

(millions of euros)			2015	2014
Cash flows from operating activities:
Profit (loss) from continuing operations			46	1,419

Adjustments for:
Depreciation and amortization			4,135	4,284

Impairment losses (reversals) on non-current assets (including investments)			253	13

Net change in deferred tax assets and liabilities			(45)	187

Losses (gains) realized on disposals of non-current assets (including investments)			(343)	(29)

Share of losses (profits) of associates and joint ventures accounted for using the equity method			(1)	5

Change in provisions for employee benefits			389	(59)

Change in inventories			56	55

Change in trade receivables and net amounts due from customers on construction contracts			410	(125)

Change in trade payables			(483)	(325)

Net change in current income tax receivables/payables			4	355

Net change in miscellaneous receivables/payables and other assets/liabilities			649	(583)

Cash flows from (used in) operating activities	(a	)	5,070	5,197

Cash flows from investing activities:
Purchase of intangible assets			(1,959)	(2,422)

Purchase of tangible assets			(4,761)	(2,562)

Total purchase of intangible and tangible assets on an accrual basis			(6,720)	(4,984)

Change in amounts due for purchases of intangible and tangible assets			1,294	325

Total purchase of intangible and tangible assets on a cash basis			(5,426)	(4,659)

Acquisition of control in subsidiaries or other businesses, net of cash acquired			(5)	(9)

Acquisitions/disposals of other investments			(36)	(2)

Change in financial receivables and other financial assets			(635)	(1,118)

Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of			—	—

Proceeds from sale/repayment of intangible, tangible and other non-current assets			717	78

Cash flows from (used in) investing activities	(b	)	(5,385)	(5,710)

Cash flows from financing activities:
Change in current financial liabilities and other			408	1,305

Proceeds from non-current financial liabilities (including current portion)			5,054	4,377

Repayments of non-current financial liabilities (including current portion)			(7,191)	(5,877)

Share capital proceeds/reimbursements (including subsidiaries)			186	14

Dividends paid			(204)	(252)

Changes in ownership interests in consolidated subsidiaries			845	160

Cash flows from (used in) financing activities	(c	)	(902)	(273)

Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d	)	(19)	(499)

Aggregate cash flows	(e=a+b+c+d	)	(1,236)	(1,285)

Net cash and cash equivalents at beginning of the year	(f	)	4,910	6,296

Net foreign exchange differences on net cash and cash equivalents	(g	)	(458)	(101)

Net cash and cash equivalents at end of the year	(h=e+f+g	)	3,216	4,910

Telecom Italia Group Report on Operations	Consolidated Financial Statements – Telecom Italia Group	70

Additional Cash Flow Information

(millions of euros)	2015	2014
Income taxes (paid) received	(363)	(427)

Interest expense paid	(5,145)	(4,985)

Interest income received	3,632	3,301

Dividends received	3	5

Analysis of Net Cash and Cash Equivalents

(millions of euros)	2015	2014
Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents - from continuing operations	4,812	5,744

Bank overdrafts repayable on demand – from continuing operations	(19)	(64)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	117	616

Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	4,910	6,296

Net cash and cash equivalents at end of the year:
Cash and cash equivalents - from continuing operations	3,559	4,812

Bank overdrafts repayable on demand – from continuing operations	(441)	(19)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	98	117

Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	3,216	4,910

Telecom Italia Group Report on Operations	Consolidated Financial Statements – Telecom Italia Group	71

ANALYSIS OF THE MAIN CONSOLIDATED FINANCIAL AND OPERATING ITEMS

Acquisition of goods and services

(millions of euros)	2015	2014	Change
Purchases of goods	1,811	2,231	(420)

Revenues due to other TLC operators and interconnection costs	2,080	2,403	(323)

Commercial and advertising costs	1,399	1,473	(74)

Power, maintenance and outsourced services	1,272	1,336	(64)

Rent and leases	699	742	(43)

Other service expenses	1,272	1,245	27

Total acquisition of goods and services	8,533	9,430	(897)

% of Revenues	43.3	43.7	(0.4	)pp

Employee benefits expenses

(millions of euros)	2015	2014	Change
Employee benefits expenses - Italy	3,215	2,705	510

Ordinary employee expenses and costs	2,769	2,697	72

Restructuring and other expenses	446	8	438

Employee benefits expenses – Outside Italy	374	414	(40)

Ordinary employee expenses and costs	374	410	(36)

Restructuring and other expenses	—	4	(4)

Total employee benefits expenses	3,589	3,119	470

% of Revenues	18.2	14.5	3.7	pp

Average salaried workforce

(equivalent number)	2015	2014	Change
Average salaried workforce – Italy	49,361	47,519	1,842

Average salaried workforce – Outside Italy	12,192	11,766	426

Total average salaried workforce (1)	61,553	59,285	2,268

Non-current assets held for sale - Sofora - Telecom Argentina group	15,465	15,652	(187)

Total average salaried workforce - including Non-current assets held for sale	77,018	74,937	2,081

(1)	Includes employees with temp work contracts: Average of 3 in 2015 (2 in Italy and 1 outside Italy). Average of 9 in 2014 (4 in Italy and 5 outside Italy).

Headcount at year end

(number)	12/31/2015	12/31/2014	Change
Headcount – Italy	52,555	52,882	(327)

Headcount – Outside Italy	13,312	13,143	169

Total headcount at year end(1)	65,867	66,025	(158)

Non-current assets held for sale - Sofora - Telecom Argentina group	16,228	16,420	(192)

Total headcount at year end - including Non-current assets held for sale	82,095	82,445	(350)

(1)	Includes employees with temp work contracts: 3 at 12/31/2015 and 9 at 12/31/2014.

Telecom Italia Group Report on Operations	Consolidated Financial Statements – Telecom Italia Group	72

Headcount at year end – Breakdown by Business Unit

(number)	12/31/2015	12/31/2014	Change
Domestic	52,644	53,076	(432)

Brazil	13,042	12,841	201

Media	64	89	(25)

Other Operations	117	19	98

Total	65,867	66,025	(158)

Other income

(millions of euros)	2015	2014	Change
Late payment fees charged for telephone services	59	64	(5)

Recovery of employee benefit expenses, purchases and services rendered	32	27	5

Capital and operating grants	33	26	7

Damage compensation, penalties and sundry recoveries	25	36	(11)

Other income	138	248	(110)

Total	287	401	(114)

Other operating expenses

(millions of euros)	2015	2014	Change
Write-downs and expenses in connection with credit management	345	375	(30)

Provision charges	330	84	246

TLC operating fees and charges	342	449	(107)

Expenses and provisions for indirect duties and taxes	116	118	(2)

Penalties, settlement compensation and administrative fines	292	68	224

Association dues and fees, donations, scholarships and traineeships	18	18	—

Sundry expenses	48	63	(15)

Total	1,491	1,175	316

Telecom Italia Group Report on Operations	Consolidated Financial Statements – Telecom Italia Group	73

RESEARCH AND DEVELOPMENT

With regard to “Research and Development”, this subject is discussed in a specific paragraph of the Sustainability Section of this Report on Operations.

EVENTS SUBSEQUENT TO DECEMBER 31, 2015

For details of subsequent events see the specific Note “Events Subsequent to December 31, 2015” in the Consolidated and Separate Financial Statements at December 31, 2015 of the Telecom Italia Group and Telecom Italia S.p.A., respectively.

BUSINESS OUTLOOK FOR THE YEAR 2016

As envisaged in the Industrial Plan, and continuing on the realizations of 2015, in 2016 an increase in capital expenditure is planned for the Domestic area, with the primary aim of ensuring continued improvement in operating performance and long-term growth for the Group. The improvement of the market conditions in 2015 allowed this opportunity, which will result in an increase in the speed of capital expenditure for the three-year period 2016-2018 by almost 2 billion euros compared to the amount indicated in the presentation of the 2015-2017 Plan. This difference will be funded by the generation of the underlying operating cash flow. At the same time, at Group level, a roadmap is developed for the reduction of the financial debt, financed in particular by the conversion of the Mandatory Convertible Bond – contractually scheduled for November 2016 for 1.3 billion euros – and the sales of the remaining stake in Telecom Argentina and a significant part of the stake in INWIT. At the end of 2018 the Adjusted Net Debt/reported EBITDA ratio is expected to be below 3x.

Domestic capital expenditures in the three-year period 2016-2018 will therefore reach almost 12 billion euros, of which around 6.7 billion euros allocated to the innovative component (NGN; LTE; Cloud, Sparkle, Platforms and Transformation) with the objective for the end of 2018 of achieving a coverage in Italy of 84% of the population with new generation networks, through fiber optic networks, and 98% of the population through the LTE mobile network (4G), confirming the leadership role in Italy’s infrastructure development and digitization.

The main areas of development of innovative technologies are:

•	the acceleration of the development of the fiber optic fixed ultra-broadband, to which 3.6 billion euros will be allocated;

•	the LTE mobile ultra-broadband, for which capital expenditure of 1.2 billion euros is planned;

•	the further development of the Cloud, the Platforms and the Transformation initiatives (such as the shift to an “All-IP Network” and the decommissioning of some Network segments) with related capital expenditure of 1.2 billion euros;

•	Telecom Italia Sparkle, with around 400 million euros to be invested for the development of its international operations.

TIM is continuing its process of transformation and transition from a traditional Telco to a Digital Telco & Platform Company, facilitating Italy’s digital life: a business model based on innovative infrastructure and high quality customer service, increasingly focused on the diffusion of premium digital services and content offered within a customizable platform, available everywhere and on any device.

In particular, in the Domestic Mobile segment – where competition based on pricing is steadily easing and more attention is being given to the level of service, together with continued strong growth in data usage – TIM will focus increasingly on the adoption of 4G by its customers, encouraged by the growing penetration of smartphones and bundled offers with distinctive digital content. This will enable the company to increase its ARPU and strengthen its position as a market leader.

Telecom Italia Group Report on Operations	Business outlook for the year 2016	74

In the Domestic Fixed-line segment, TIM expects to reduce the decline in the number of customers already from 2016, thanks to the acceleration of the diffusion of fiber, convergence and the strengthening of its positioning in Multimedia Entertainment, which includes operations in the areas of Video, Music, Gaming and Publishing. TIM will also continue to support Italian companies in their process of digital transformation with its ICT and Cloud services, through an approach differentiated according to the characteristics of the customers, aimed at achieving distinctive positioning in the most attractive vertical markets.

The above investment, commercial development and competitive positioning initiatives, accompanied by rigorous transformation and cost efficiency actions and programs, represent the foundations for a further improvement in operating performance, with the objective of stabilizing EBITDA already in 2016.

In Brazil, the Plan takes account of and reflects the profound changes in the macroeconomic, political and market situation seen in recent months.

Indeed, the latest estimates of economic performance show a further steady deterioration in the main indicators for 2016 as a whole. Specifically, GDP is expected to fall by almost 3%, with inflation still high – also as a result of a series of increases in tariffs in regulated sectors – and highly volatile. The rise in inflation could have an increasingly significant impact on household purchasing power, with a consequent decline in economic well being, especially for lower-income sections of society. In addition, the exchange rate with the dollar reached and exceeded the level of 4.0 real/USD during 2015, with forecasts of an increase during the Plan up to 4.20 real/USD.

The entire telecommunications segment (particularly the prepaid Mobile segment) is highly exposed to this scenario, with a decline in the overall value of the market also due to its substantial maturity and saturation.

In addition, Brazil is seeing a trend of constant and steady growth in data usage, which is even more intense than in the other major countries. This is being accompanied by a reduction in voice and messaging traffic, driven by the objective of optimizing and reducing expenditure on the part of customers, who are favoring the use of services offered by the OTTs (particularly Whatsapp) as an alternative to the traditional models of service use.

In this scenario, TIM Brasil is setting itself the objective of growing in terms of market share on revenues and profitability improvement (EBITDA Margin) thanks to its significant capital expenditure program – which will reach 14 billion reais in the three-year period 2016-2018 – and a renewal of its commercial positioning, in order to be competitive in terms of offering and customer experience. Also in Brazil, TIM will be focusing on 4G where it is already a leader, with the development of an increasingly high quality service, through a “mobile challenger” approach, which it has once again demonstrated by being ahead of the game in the symmetric “on/off net” offers. At the same time, the company will be focusing attentively on efficiency, as a structural and necessary element for the stability and financial sustainability of the Plan.

Telecom Italia Group Report on Operations	Business outlook for the year 2016	75

MAIN RISKS AND UNCERTAINTIES

The business outlook for 2016 could be affected by risks and uncertainties caused by a multitude of factors, the majority of which are beyond the Group’s control.

In such a scenario, risk management becomes a strategic tool for value creation. The Telecom Italia Group has adopted an Enterprise Risk Management Model based on the methodology of the Committee of Sponsoring Organizations of the Treadway Commission (ERM CoSO Report), which enables the identification and management of risk in a uniform manner within the Group companies, highlighting potential synergies among the actors involved in the assessment of the Internal Control and Risk Management System. The ERM process is designed to identify potential events that may affect the business, to manage risk within acceptable limits and to provide reasonable assurance regarding the achievement of corporate objectives.

The main risks affecting the business activities of the Telecom Italia Group, which may impact, even significantly, the ability to achieve the objectives of the Group are presented below.

STRATEGIC RISKS

Risks related to macro economic factors

The Group’s economic and financial situation is subject to the influence of numerous macroeconomic factors such as economic growth, political stability, consumer confidence, and changes in interest rates and exchange rates in the markets in which it operates. The expected results may be affected, in the domestic market, by the struggling economic recovery associated with a high rate of unemployment and the consequent reduction in income available for consumption. In the Brazilian market, the expected results may be affected by the further deterioration of the macroeconomic environment, with the country currently in economic recession, and the accompanying deterioration in operating conditions. These factors mean that the possibility of consequent goodwill impairment losses cannot be ruled out.

In addition, the Telecom Italia Group is currently undertaking numerous projects and transactions, including corporate and extraordinary transactions, whose feasibility and completion could be affected by factors outside the control of management, such as political and regulatory factors, currency exchange restrictions, bureaucratic regulations etc.. As a result, the financial outcomes of these projects and transactions may differ, even significantly, from expectations.

Risks related to competition

The telecommunications market is characterized by strong competition that may reduce our share in the markets we operate in as well as lower prices and margins. Competition is focused, on one hand, on innovative products and services and, on other hand, on the price of traditional services. In addition, in the area of infrastructure competition, the growth of alternative operators could represent a threat for Telecom Italia particularly in the years of the plan after 2016 and also beyond the Plan period. In the Brazilian market the trend in the telecommunications industry is changing rapidly, amplifying the deterioration in the macroeconomic environment. The competition risk consists of the increased acceleration in the process of replacement of traditional services with innovative services, and the downsizing of consumption by customers (e.g. reduction in multi-SIM customers). In this scenario, the Tim Brasil group may be further impacted in the short term to a greater extent than its main competitors, due to the higher proportion of customers with prepaid services, which are more affected by the current macroeconomic situation.

OPERATIONAL RISKS

Operational risks inherent in our business relate to possible inadequacies in internal processes, external factors, frauds, employee errors, errors in properly documenting transactions, loss of critical or commercially sensitive data and failures in systems and/or network platforms.

Telecom Italia Group Report on Operations	Main risks and uncertainties	76

Risks related to business continuity

Our success depends heavily on the ability to deliver the services we provide through the IT infrastructure and network on a continuous and uninterrupted basis. The infrastructure is susceptible to interruptions due to failures of information and communication technologies, lack of electricity, floods, storms and human errors. Unexpected problems in installations, system failures, hardware and software failures, computer viruses or hacker attacks could affect the quality of services and cause service interruptions. Each of these events could result in a reduction in traffic and a reduction in revenues and/or in an increase of restoration costs, with an adverse impact on the level of customer satisfaction and number of customers, as well as our reputation.

Risks related to the development of fixed and mobile networks

To maintain and expand our customer portfolio in each of the markets in which we operate, it is necessary to maintain, update and improve existing networks in a timely manner. A reliable and high quality network is necessary to maintain the customer base and minimize the terminations to protect the Company’s revenues from erosion. The maintenance and improvement of existing installations depend on our ability to:

•	upgrade the capabilities of the networks to provide customers with services that are closer to their needs; in the regard the Group may be engaged in the participation in tenders for broadcasting frequencies whose outcomes, in terms of financial requirements, may differ, even significantly, from expectations;

•	increase the geographical coverage of innovative services;

•	upgrade the structure of the systems and the networks to adapt it to new technologies.

Risks of internal/external fraud.

The Group has adopted an organizational model to prevent fraud. However, the implementation of this model cannot ensure the total mitigation of the risk. Dishonest activities and illegal acts committed by people inside and outside the organization could adversely affect the Company’s operating results, financial position and image.

Risks related to Disputes and Litigation

The Group has to deal with disputes and litigation with tax authorities, regulators, competition authorities, other telecommunications operators and other entities. The possible impacts of such proceedings are generally uncertain. In the event of settlement unfavorable to the Group, these issues may, individually or as whole, have an adverse effect, which may even be significant, on its operating results, financial position and cash flows.

FINANCIAL RISKS

The Telecom Italia Group may be exposed to financial risks such as risks arising from fluctuations in interest rates and exchange rates, credit risk, liquidity risk and risks related to the performance of the equity markets in general, and – more specifically – risks related to the performance of the share price of the Group companies. These risks may adversely impact the earnings and the financial structure of the Group. Accordingly, to manage those risks, Telecom Italia Group has established guidelines, at central level, which must be followed for operational management, identification of the most suitable financial instruments to meet set goals, and monitoring the results achieved. In particular, in order to mitigate the liquidity risk, the Group aims to maintain an “adequate level of financial flexibility”, in terms of cash and syndicated committed credit lines, enabling it to cover refinancing requirements at least for the next 12 -18 months.

Telecom Italia Group Report on Operations	Main risks and uncertainties	77

REGULATORY AND COMPLIANCE RISKS

Regulatory risks

The telecommunications industry is highly regulated. In this context, new decisions by the regulator and changes in the regulatory environment may affect the expected results of the Group. More specifically, the elements which introduce uncertainty are:

•	lack of predictability in the timing of the introduction and consequent results of new processes;

•	decisions with retroactive effect (i.e. revision of prices relating to prior years as a result of an administrative judgment) with potential impact on the timing of return on investment;

•	decisions that can influence the technological choices made and to be made, with potential impact on the timing of return on investment.

In 2015, in order to further enhance the guarantees of equality of treatment between retail customers and wholesale customers, Telecom Italia initiated a project aimed at intervening on both the equivalence model and the instruments used to assess the supply of wholesale services. The project and the related implementation roadmap were approved by the Board of Directors of Telecom Italia on November 5, 2015. The risk is associated with the assessment of the effectiveness of Telecom Italia’s project by the designated organizations (AGCom and AGCM). The positive assessment of the implementation of the equivalence project is a necessary condition for the termination of the A428 proceedings for failure to provide services, with consequent removal of the associated sanction risk.

Compliance risks

The Telecom Italia Group may be exposed to risks of non-compliance due to non-observance/ breach of internal (self-regulation such as, for example, bylaws, code of ethics) and external rules (laws and regulations), with consequent judicial or administrative penalties, financial losses or reputational damage.

The Group aims to ensure that processes, procedures, systems and corporate conduct comply with legal requirements. There may be some necessary time lags in making the processes compliant when non-conformity has been identified.

Telecom Italia Group Report on Operations	Main risks and uncertainties	78

INFORMATION FOR INVESTORS

The Group attaches great importance to the quality of the information on its activities provided to the financial markets, investors and all its stakeholders. Subject to the requirements of confidentiality dictated by the running of the business and statutory obligations, this communication takes place in full compliance with the criteria of transparency, fairness, clarity, timeliness and equality of access. The Company has also established specific communication channels for shareholders, bondholders and other stakeholders who are interested in obtaining financial and non-financial information on the Group.

The Investor Relations function manages relations with all types of investor, both institutional and retail (including small shareholder associations), bondholders, socially responsible investors, and equity and credit analysts. The responses to the financial markets are based on criteria of relevance, sensitivity and consistency with respect to the Group structure and the actions taken to achieve the plan targets, illustrating the ordinary and extraordinary performance of company operations and the related financial trends. In terms of relations with individual (retail) shareholders – representing over 400,000 owners of ordinary shares – Telecom Italia aims to provide rapid and effective responses, by developing specific forms of communication.

In 2015, the Group organized quarterly conference calls, international road shows, meetings at the company’s corporate offices, an investor day and a specific offsite event for analysts and investors, in addition to attending numerous industry sector conferences. Over 600 investors were met during these events, in addition to the direct contacts and telephone conversations handled on a daily basis. In February 2016, during the annual appointment with investors for the publication of the 2015 preliminary results and the 2016-18 strategic plan, the communications with the Financial Community continued with the involvement of the Group’s top management in an extensive program of road shows in the major financial centers in Europe and the United States. These events were attended by over 120 investors, representing around 22% of Telecom Italia’s ordinary share capital and 21% of its savings share capital.

2015 Calendar of Financial Communications

January 2015		May 2015 (Q1 2015 Results)		September 2015
•	Meetings at the Group’s corporate offices (reverse road shows)	•	Annual shareholders’ meeting	•	Investor conferences in Milan, London and New York

•	Annual offsite event for analysts and investors	•	Investor conference in London and Roadshows in San Francisco, Taipei, Tokyo, Singapore, Hong Kong and Paris

February 2015 (Preliminary FY’14 and 2015-17 Plan)		June 2015		October 2015
•	Investor Day in London to present the 2015-2017 industrial plan	•	Investor conferences in London and Milan	•	Investor conference in Milan

•	Reverse roadshow at the Group’s corporate offices	•	Meetings at the Group’s corporate offices (reverse road show) in Rome and Milan	•	Expo event with investors

•	Roadshows in London, Boston and New York	•	Roadshows in New York, Boston, Chicago, Dallas, Santa Fe

March 2015		July 2015		November 2015 (Q3 2015 Results)
•	Investor meeting in Barcelona and London	•	Investor meeting in London	•	Roadshows in Paris, New York, Boston, and Toronto

•	Investor conference in London			•	Investor conference in Barcelona and investor meetings in London and Rome

				•	Participation in the ASATI event in Rome

April 2015		August 2015 (Q2 2015 Results)		December 2015
•	Meetings at the Group’s corporate offices (reverse road show) in Rome			•	Investor meeting in London

•	Roadshows in Abu Dhabi and Doha			•	Investor conference in Paris and roadshow in Zürich

				•	Ordinary and extraordinary shareholders’ meeting

The issues of most interest to investors include:

•	the program of acceleration of capital expenditure aimed at strengthening competitive positioning and operating performance over the period of the plan;

•	the objective of stabilizing domestic EBITDA by 2016;

•	in Italy, the prospect of recovery in the fixed-line business (take-up of Fast BroadBand, and evolution of the

•	loss trend for fixed lines) and the prospective performance of the mobile segment, with stabilization of revenue from services already achieved in the last quarter of 2015;

•	in Brazil, the organic capital expenditure program and the new business strategy launched in the last quarter of 2015;

•	the generation of value from the remaining stake in Inwit.

Lastly, in 2015, Telecom Italia’s Financial Communications received particular recognition – from the Extel survey – with the Chief Executive Officer and the Chief Financial Officer ranked first, among Italian companies, and the Investor Relations operations and its team in second and third place.

Telecom Italia Group Report on Operations	Information for Investors	79

TELECOM ITALIA S.P.A. SHARE CAPITAL AT DECEMBER 31, 2015

Share capital	10,740,236,908.50 euros

Number of ordinary shares (without nominal value)	13,499,911,771

Number of savings shares (without nominal value)	6,027,791,699

Number of Telecom Italia S.p.A. ordinary treasury shares	37,672,014

Number of Telecom Italia S.p.A. ordinary shares held by Telecom Italia Finance S.A.	126,082,374

Percentage of ordinary treasury shares held by the Group to total share capital	0.84%

Market capitalization (based on December 2015 average prices)	21,525 million euros

Regarding the trading of shares issued by Group companies on regulated markets, the ordinary and savings shares of Telecom Italia S.p.A. are listed in Italy (FTSE index), as well as the ordinary shares of INWIT S.p.A., whereas the ordinary shares of Tim Participações S.A. are listed in Brazil (BOVESPA index). The trading of ordinary and savings shares of Telecom Italia Media S.p.A. ceased on September 30, 2015, with effect from 11.59 pm on that day, when the merger by incorporation of Telecom Italia Media S.p.A. into Telecom Italia S.p.A. came into force, with consequent exchange of the shares of the former held by third parties with shares of the parent company.

The ordinary and savings shares of Telecom Italia S.p.A., and the ordinary shares of Tim Participações S.A. are also listed on the NYSE (New York Stock Exchange); trading occurs through ADS (American Depositary Shares) that respectively represent 10 ordinary shares and 10 savings shares of Telecom Italia S.p.A. and 5 ordinary shares of Tim Participações S.A..

SHAREHOLDERS

Composition of Telecom Italia S.p.A. shareholders according to the Shareholders Book at December 31, 2015, supplemented by communications received and other available sources of information (ordinary shares):

(*)	Direct and indirect equity investment

With effect from June 17, 2015, the shareholder agreement in place between the shareholders of Telco S.p.A. was dissolved, as disclosed by public notices in accordance with the applicable regulations. As a result, there are no longer any significant shareholder agreements for Telecom Italia pursuant to Article 122 of Italian Legislative Decree 58/1998.

Telecom Italia Group Report on Operations	Information for Investors	80

MAJOR HOLDINGS IN SHARE CAPITAL

At December 31, 2015, taking into account the entries in the Shareholders Book, communications sent to Consob and to the Company pursuant to Italian Legislative Decree 58 of February 24, 1998, art. 120 and other available sources of information, the relevant shareholders of Telecom Italia S.p.A.’s ordinary share capital are as follows:

Holder	Type of ownership	Percentage of ownership
Vivendi S.A.	Direct/Indirect	(*)21.39%

JPMorgan Chase & Co.	Indirect	(**)2.65%

People’s Bank of China	Direct	2.07%

(*)	Equity interest obtained following receipt of a notification by Vivendi S.A. pursuant to Article 152 octies, paragraph 7, of the Consob Issuer Regulations.
(**)	Plus an additional 1.87% without voting rights.

On March 12, 2014, Blackrock Inc. notified Consob that, as an asset management company, it indirectly held a quantity of ordinary shares equal to 4.78% of the total ordinary shares of Telecom Italia at December 31, 2015.

Lastly, it is noted that:

•	following receipt of several notifications from Vivendi S.A. pursuant to Article 152 octies, paragraph 7, of the Consob Issuer Regulations, the ownership interest held directly and indirectly by that company, at the latest date of March 9, 2016, amounted to 24.90%;

•	following receipt of several notifications from JPMorgan Chase & Co. via form 120B pursuant to the Consob Issuer Regulations, the ownership interest with voting rights held indirectly by that company, at the latest date of March 16, 2016, amounted to 2.14%, plus an additional 2.69% without voting rights.

COMMON REPRESENTATIVES

•	The special meeting of the savings shareholders held on May 22, 2013 elected Dario Trevisan as the common representative for three financial years (up to the approval of the Financial statements for the year ended December 31, 2015).

•	By decree of April 11, 2014, the Milan Court confirmed the appointment of Enrico Cotta Ramusino (already appointed by decree of March 7, 2011) as the common representative of the bondholders for the “Telecom Italia S.p.A. 2002-2022 bonds at variable rates, open special series, reserved for subscription by employees of the Telecom Italia Group, in service or retired”, with a mandate for the three-year period 2014-2016.

•	By decree of June 12, 2015, the Milan Court appointed Monica Iacoviello as the common representative of the bondholders for the “Telecom Italia S.p.A. 1,250,000,000 euros 5.375 percent. Notes due 2019” up to the approval of the 2017 Financial statements.

RATING AT DECEMBER 31, 2015

At December 31, 2015, the three rating agencies — Standard & Poor’s, Moody’s and Fitch Ratings — rated Telecom Italia as follows:

	Rating	Outlook
STANDARD & POOR’S	BB+	Stable
MOODY’S	Ba1	Negative
FITCH RATINGS	BBB-	Stable

WAIVER OF THE OBLIGATION TO PUBLISH DISCLOSURE DOCUMENTS FOR EXTRAORDINARY OPERATIONS

On January 17, 2013, the board of directors of Telecom Italia S.p.A. resolved to exercise the option, as per article 70 paragraph 8 and article 71 paragraph 1 bis of the Consob Regulation 11971/99, to waive the obligations to publish disclosure documents in the event of significant operations such as mergers, demergers, capital increases by means of the transfer of assets in kind, acquisitions and disposals.

Telecom Italia Group Report on Operations	Information for Investors	81

RELATED PARTY TRANSACTIONS

In accordance with Article 5, paragraph 8 of Consob Regulation 17221 of March 12, 2010 concerning “related party transactions” and the subsequent Consob Resolution no. 17389 of June 23, 2010, no significant transactions were entered into in 2015 as defined by Article 4 paragraph 1a of the aforementioned regulation, or other transactions with related parties that had a major impact on the financial position or the results of the Telecom Italia Group and Telecom Italia S.p.A. for 2015.

In addition, there were no changes or developments with respect to the related party transactions described in the 2014 Report on Operations which had a significant effect on the financial position or on the results of the Telecom Italia Group and Telecom Italia S.p.A. in 2015.

Related party transactions, when not dictated by specific laws, were conducted at arm’s length. In addition, the transactions were subject to an internal procedure (available for consultation on the Company’s website at the following address: www.telecomitalia.com, section Group – channel governance system) which establishes procedures and time scales for verification and monitoring.

The information on related parties required by Consob Communication no. DEM/6064293 of July 28, 2006 is presented in the financial statements themselves and in the Note “Related party transactions” in the Consolidated Financial Statements of the Telecom Italia Group and the Separate Financial Statements of Telecom Italia S.p.A. at December 31, 2015.

Telecom Italia Group Report on Operations	Related Party Transactions	82

ALTERNATIVE PERFORMANCE MEASURES

In this Report on Operations, in the Consolidated Financial Statements of the Telecom Italia Group and in the Separate Financial Statements of the Parent, Telecom Italia S.p.A., for the year ended December 31, 2015, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition. Such measures, which are also presented in other periodical financial reports (half-year financial Report at June 30 and interim Reports at March 31 and September 30) should, however, not be considered as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•	EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for assessing the operating performance of the Group (as a whole and at Business Unit level) and the Parent, Telecom Italia S.p.A., in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations

+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments (1)
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method (2)
EBIT - Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization

EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

(1)	“Expenses (income) from investments” for Telecom Italia S.p.A.
(2)	Line item in Group consolidated financial statements only.

•	Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences.

Telecom Italia believes that the presentation of the organic change in revenues, EBITDA and EBIT allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at Business Unit level) and the Parent. This method of presenting information is also used in presentations to analysts and investors. This Report on Operations provides a reconciliation between the “reported figure” and the “organic” figure.

•	Net Financial Debt: Telecom Italia believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. The Report on Operations includes two tables showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group and Parent respectively.

To better represent the real performance of Net Financial Debt, in addition to the usual indicator (called “Net financial debt carrying amount”), “Adjusted net financial debt” is also shown, which excludes effects that are purely accounting and non-monetary in nature deriving from the fair value measurement of derivatives and related financial assets and liabilities.

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Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross financial debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets relating to Discontinued operations/Non-current assets held for sale
B)	Financial assets
C=(A - B)	Net financial debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E=(C + D)	Adjusted net financial debt

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REVIEW OF OPERATING AND FINANCIAL PERFORMANCE - TELECOM ITALIA S.P.A.

PROJECTS AND MAIN CHANGES IN THE SCOPE OF COMPANIES

The financial results for 2015 of Telecom Italia were also characterized by the launch of several projects to rationalize and improve operating efficiency, illustrated below.

At the end of 2014, Telecom Italia launched a major Real Estate Project, which involves a process of restructuring, the closure of a number of properties and renegotiations of leases with the owners, all with a view to efficiency and cost-cutting, mainly realized by extending contract expiries and reducing lease payments.

More specifically, in 2015 the company purchased three strategic properties previously held under finance leases, while renegotiations were concluded and/or new contracts were signed for around 750 leases.

More than one half of these lease contracts were previously accounted for using the operating lease method; following the changes to the relevant contracts, they were accounted for in the statement of financial position at December 31, 2015 using the financial method (Property, plant and equipment held under finance leases). The renegotiations and new contracts, together with the change in accounting treatment, resulted in a total impact on the balance sheet at December 31, 2015 of 1,178 million euros in terms of higher tangible assets and corresponding liabilities related to finance leases.

The activities related to the development of the Project will continue in 2016 and will result - when fully implemented - in a significant reduction in rental costs and savings in terms of electricity, facility services, rationalization of space and costs associated with the dispersion of locations.

As part of the overall streamlining of the Group’s owned and leased property assets, the company TIM Real Estate S.r.l., wholly owned by Telecom Italia, was established in November 2015, for the purpose of developing projects and operations in the real estate sector. In particular, at the end of 2015 the company purchased two strategic properties from third parties, taking over the lease contracts with Telecom Italia.

On April 1, 2015, Telecom Italia S.p.A. completed the transfer to the subsidiary Infrastrutture Wireless Italiane S.p.A. (“INWIT”), established on January 14, 2015, of the business unit consisting of around 11,500 sites in Italy (Towers) that house the radio transmission equipment for the mobile telephone networks, both for Telecom Italia and other operators. In June 2015, the IPO was successfully completed for the ordinary shares of INWIT S.p.A. on the Electronic Stock Exchange organized and managed by Borsa Italiana S.p.A., which was followed in July by the exercise of the greenshoe option.

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In particular:

(millions of euros)	% ownership	Shares held	Unit carrying amount	Total carrying amount
Initial value	100.00	600,000,000	2.30	1,380

Shares sold under the IPO	36.33	218,000,000	2.30	(501)

Shares sold under the Greenshoe option	3.64	21,800,000	2.30	(50)

Total	39.97	239,800,000		(551)

Final amount after sale	60.03	360,200,000		828

Sale price			3.65

Proceeds from share sale			875

Gross gain			324

Transaction costs			(25)

Gain net of transaction costs			299

Tax			(12)

Net gain			287

The merger of Telecom Italia Media S.p.A. into Telecom Italia S.p.A. was finalized on September 30, 2015, effective retroactively from January 1, 2015 for accounting and tax purposes.

In addition to the impacts of the transactions described above, in 2015 Telecom Italia recorded non-recurring operating expenses for a total of 1,021 million euros. These expenses were connected to events and transactions that by their nature do not occur continuously in the normal course of operations and have been shown because their amount is significant and they include expenses resulting from corporate restructuring and reorganization processes, expenses resulting from regulatory disputes and penalties and the liabilities related to those expenses, expenses for disputes with former employees, and liabilities with customers and/or suppliers.

(millions of euros)	2015
Net non-recurring expenses
Employee benefits expenses
Expenses related to restructuring and rationalization	422

Acquisition of goods and services and Change in inventories
Expenses related to agreements and the development of non-recurring projects	87

Sundry expenses and provisions
Expenses related to disputes and regulatory penalties and liabilities related to those expenses, and expenses related to disputes with former employees and liabilities with customers and/or suppliers	512

Impact on EBITDA	1,021

Impact on EBIT	1,021

The impacts of non-recurring income/expenses on the main lines of result are outlined below in this Report.

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OPERATING PERFORMANCE

(millions of euros)	2015	2014	Change
			amount		%
Revenues	13,797	14,153	(356)		(2.5)

EBITDA	5,266	6,739	(1,473)		(21.9)

EBITDA Margin	38.2%	47.6%	(9.4	)pp

EBIT	2,188	3,580	(1,392)		(38.9)

EBIT margin	15.9%	25.3%	(9.4	)pp

Profit (loss) before tax from continuing operations	(369)	1,299	(1,668)

Profit (loss) from continuing operations	(465)	629	(1,094)

Profit (loss) from Discontinued operations/Non-current assets held for sale	9	7	2

Profit (loss) for the year	(456)	636	(1,092)

Capital expenditures	3,645	2,693	952

Net financial debt	32,055	33,423	(1,368)

Headcount at year end (number)	44,171	44,164	7

Revenues

Revenues amounted to 13,797 million euros, down 356 million euros (-2.5%) on 2014. The results for 2015 continued the trend of recovery in revenue and the progressive and structural improvement in the Mobile business, thanks to the steady market share, the stabilization of ARPU levels, and the continued growth of mobile Internet.

The trend in revenues shows the following changes in the sales segments compared to 2014:

(millions of euros)	2015	2014	Change
Revenues	13,797	14,153	(356)

Consumer	7,255	7,329	(74)

Business	4,567	4,795	(228)

National Wholesale	1,779	1,786	(7)

Other	196	243	(47)

In particular:

•	Consumer: revenues for the Consumer segment in 2015 amounted to 7,255 million euros, decreasing 74 million euros (-1.0%) compared to 2014, showing a trend of recovery driven, in particular, by the progressive and structural recovery in the Mobile business, thanks to the steady market share, the stabilization of ARPU levels, and continued growth of mobile Internet. In detail:

•	revenues for the Mobile business came to 3,560 million euros and were slightly up on 2014 (+38 million euros, +1.1%), continuing the positive performance seen over two consecutive quarters (fourth quarter 2015, +3.0%; third quarter: +3.6%, second quarter -1.4%; first quarter -1.4%). Revenues from services fell by 38 million euros (-1.2% on 2014), although with a significant trend of recovery (fourth quarter 2015: +1.8%; third quarter: -0.3%; second quarter: -2.2%; first quarter: -4.5%), attributable to the easing of competitive pressure, the progressive stabilization of market share, and the steady growth in Internet mobile and digital services supporting the stabilization of the ARPU;

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•	Fixed-line revenues amounted to 3,696 million euros, decreasing 112 million euros compared to 2014 (-2.9%), with a slowdown in the last quarter of 2015 (-6.7%) of the improvement trend recorded from the second half of 2014, thanks to ARPU development initiatives implemented in the final months of the year (repricing, the introduction of flat tariffs, bundle development).

•	Business: revenues for the Business segment amounted to 4,567 million euros, decreasing 228 million euros compared with the first quarter of 2014 (-4.8%). Revenues from services (4,207 million euros, -204 million euros compared to 2014) continued the stabilization trend that began during 2014 (-4.8% in the fourth quarter 2015). In particular:

•	the reduction in revenues from Mobile services in 2015 (-64 million euros, -5.6% compared to 2014) was mainly concentrated in the traditional mobile services for voice calls and messaging, due to customer repositioning towards bundle deals with lower overall ARPU, only partially offset by the positive performance of the new digital services, driven in particular by the mobile Internet component;

•	revenues from Fixed-line services (-143 million euros, -4.4% on 2014) continued to be affected by the slow economic recovery, the reduction in prices on traditional voice and data services, and the technological shift towards VoIP systems, partially rebalanced by the steady growth in ICT revenues, particularly for Cloud services.

•	National Wholesale: revenues for the Wholesale segment in 2015 came to 1,779 million euros, essentially stable compared to 2014 (-8 million euros, -0.4%). Indeed, the impact of the revision of the regulated prices in 2015 was similar to the impact in 2014 due to the retroactive amendment of the wholesale access prices for the period 2010-2012.

EBITDA

EBITDA was equal to 5,266 million euros (6,739 million euros in 2014), decreasing by 1,473 million euros compared to 2014; the EBITDA margin was 38.2% (47.6% in 2014).

EBITDA in 2015 reflected the negative impact of non-recurring net expenses totaling 1,021 million euros; without these expenses, the organic change in EBITDA would have been -6.8%, with an EBITDA margin of 45.6%, down 2.1 percentage points on 2014. For more details, see the Note “Significant non-recurring events and transactions” in the Separate Financial Statements of Telecom Italia S.p.A. at December 31, 2015.

In particular:

			Change
(millions of euros)	2015	2014	amount	%
EBITDA	5,266	6,739	(1,473)	(21.9)

of which non-recurring income/(expenses)	(1,021)	(9)	(1,012)

EBITDA excluding non-recurring component	6,287	6,748	(461)	(6.8)

At the EBITDA level, in addition to the negative effects described in the commentary on revenues, there was an increase in the acquisition of goods and services, as well as other operating expenses.

Acquisition of goods and services

Acquisitions of goods and services totaled 5,386 million euros, up 293 million euros (+5.8%) compared to 2014 (5,093 million euros), essentially due to the presence of non-recurring expenses of 87 million euros, without which other operating expenses would have increased by 206 million euros. Net of those non-recurring costs, the increase was mainly due to higher purchases of equipment and

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handsets linked to the increase in product sales and to hosting costs for the sites transferred to the subsidiary INWIT on April 1, 2015.

(millions of euros)	2015	2014	Change
Purchases of goods	1,208	1,012	196

Revenues due to other TLC operators and interconnection costs	722	751	(29)

Commercial and advertising costs	743	715	28

Professional and consulting services	182	111	71

Power, maintenance and outsourced services	1,079	1,098	(19)

Lease and rental costs	840	777	63

Other	612	629	(17)

Total acquisition of goods and services	5,386	5,093	293

% of Revenues	39.0	36.0	3.0	pp

Employee benefits expenses

Details are as follows:

(millions of euros)	2015	2014	Change
Ordinary employee expenses and costs	2,347	2,272	75

Restructuring expenses and allocations to employee and other provisions	422	5	417

Total employee benefits expenses	2,769	2,277	492

Employee benefits expenses increased by 492 million euros compared to 2014; The main factors that drove this change were:

•	an increase of 75 million euros in ordinary employee expenses, mainly due to the increased contractual minimum salaries – as established in the TLC National Collective Labor Agreement signed on February 1, 2013, which set the pay-scale points effective from April and October 2014 – and the growth in the average salaried workforce, following the termination in April 2015 of the “Solidarity Contracts”, which were bringing a reduction in working hours and a consequent reduction in the average salaried workforce. Compared to 2014, the average salaried workforce increased by 1,745 employees, with 1,843 average salaried employees connected to the solidarity contracts;

•	the recognition of charges, provisions to Employee benefits and other minor items of a non-recurring nature, totaling 422 million euros, mainly related to specific agreements signed in 2015 with the trade unions for the application of provisions of law that, from 2016 and subsequent years, will enable the management of personnel surpluses, resulting from the streamlining processes affecting all the companies operating in the TLC sector. These instruments will be implemented through solidarity contracts, through voluntary early retirements (in application of Article 4, paragraphs 1-7ter, of Law 92 of June 28, 2012, known as the “Fornero law”), and through the use of the mobility scheme under Law 223/91.

More details are provided in the Note “Employee benefits expenses” of the Separate Financial Statements at December 31, 2015 of Telecom Italia S.p.A..

The headcount at December 31, 2015 amounted to 44,171, an increase of 7 compared to December 31, 2014 (44,164).

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Other operating expenses

Details are as follows:

(millions of euros)	2015	2014	Change
Write-downs and expenses in connection with credit management	266	292	(26)

Provision charges	234	2	232

TLC operating fees and charges	56	50	6

Indirect duties and taxes	71	70	1

Penalties, settlement compensation and administrative fines	292	68	224

Association dues and fees, donations, scholarships and traineeships	14	13	1

Sundry expenses	27	37	(10)

Total	960	532	428

Other operating expenses came to 960 million euros and were up 428 million euros compared to 2014, mainly due to the presence of non-recurring expenses of 512 million euros, resulting from regulatory disputes and penalties and the liabilities related to those expenses, expenses for disputes with former employees, and liabilities with customers and/or suppliers. Without these expenses, other operating expenses would have fallen around 84 million euros.

Depreciation, amortization and capital expenditure

Depreciation and amortization charges amounted to 3,083 million euros (3,190 million euros in 2014), decreasing 107 million euros, with 64 million euros relating to the depreciation of tangible assets and 43 million euros to the amortization of intangible assets.

The reduction in depreciation was mainly due to the decrease recognized for BTS-Base Transceiver Stations, resulting from the transfer to the company Infrastrutture Wireless S.p.A. (INWIT), on April 1, 2015, of the business unit consisting of around 11,500 sites that house the radio transmission equipment for mobile telephone networks, as well as the revision of the useful lives of the BTSs from 13 to 28 years.

In addition, depreciation decreased by 13 million euros for buildings, as a result of the contractual reformulation with consequent amendment of the residual useful lives of the leases as part of the above-mentioned real estate project.

These reductions were offset by an increase of 18 million euros for UMTS/LTE equipment, also as a result of the development work for the UltraBroadBand Networks.

The reduction in amortization was essentially due to the change in amortization amounts for software (resulting in a decrease of around 19 million euros in amortization charges) as well as the reduced capitalization of Subscribers Acquisition Costs (SAC), resulting in a decrease of around 56 million euros in amortization. The reduction in amortization was partially offset by an additional 31 million euros for licenses due to the acquisition of the extension of the GSM license until June 30, 2018.

Capital expenditures amounted to 3,645 million euros (2,693 million euros in 2014), increasing 952 million euros, with 523 million euros relating to the investments in tangible assets and 429 million euros to investments in intangible assets. Specifically:

•	capital expenditures in tangible assets increased mainly because of the development of the ultrabroadband networks both in the fixed segment (next-generation networks – NGN) and the mobile segment (LTE). The low-interest finance Eurosud and Digital Divide projects accounted for a significant proportion of the capital expenditure on the fixed network;

•	the increase in investments in intangible assets was mainly attributable to the cost for the extension of the expiry of the GSM license for a total of 117 million euros, as well as the 231 million euros investment connected to the acquisition of the user rights to the 1452-1492 MHz frequencies for terrestrial electronic communications systems, awarded after participation in the tender called by the Ministry of Economic Development. The rights were officially awarded on September 14, 2015; they were definitively assigned in December 2015, while use of the band will begin in January 2016.

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Gains (losses) on disposals of non-current assets

Gains/losses on disposal of non-current assets showed a gain of 5 million euros, mainly as a result of the recognition of gains of 8 million euros – relating to the early termination of the long-term contract pertaining to part of the Acilia complex in Rome acquired under finance lease – and of approximately 2 million euros deriving from the sale of the real estate property in Buenos Aires (Catalina tower), partially offset by losses of around 5 million euros due to disposals of assets relating to the Base Transceiver Station–BTS sites no longer used. In 2014, this item showed a gain of 31 million euros, including the recognition of gains of 38 million euros, following the sale – which took place in March 2014 – of a building owned by Telecom Italia, located in Milan.

Impairment losses on non-current assets

There were no impairment reversals (losses) on non-current assets in 2015 (as in 2014).

In accordance with IAS 36, goodwill is not subject to amortization, but is tested for impairment at least annually.

Accordingly, for the 2015 Annual Report, the Company conducted impairment testing of the recoverability of goodwill based on the cash flow forecasts in the new 2016 – 2018 Industrial Plan. The results of that testing, carried out in accordance with the specific procedure adopted by the Telecom Italia Group, confirmed the amounts of the Goodwill allocated to the Group’s domestic operations.

A more detailed analysis is provided in the Note “Goodwill” in the Separate Financial Statements of Telecom Italia S.p.A. at December 31, 2015.

EBIT

EBIT was positive and amounted to 2,188 million euros, decreasing 1,392 million euros on 2014 (3,580 million euros). The EBITDA margin rose from 25.3% in 2014 to 15.9% in 2015.

EBIT for 2015 was pulled down by a total of 1,021 million euros in non-recurring expenses, without which the change in EBIT would have been -9.6%, with an EBIT margin of 23.3%. For more details, see the Note “Significant non-recurring events and transactions” in the Separate Financial Statements of Telecom Italia S.p.A. at December 31, 2015.

In particular:

			Change
(millions of euros)	2015	2014	amount	%
EBIT	2,188	3,580	(1,392)	(38.9)

of which non-recurring income/(expenses)	(1,021)	29	(1,050)

EBIT excluding non-recurring component	3,209	3,551	(342)	(9.6)

Income (expenses) from investments

This item was broken down as follows:

(millions of euros)	2015	2014	Change
Dividends	2,014	6	2,008

Other income and gains on disposals of investments	328	—	328

Impairment losses on financial assets	(2,474)	(127)	(2,347)

Total	(132)	(121)	(11)

In particular, the following is noted:

•

dividends mainly related to the subsidiary Telecom Italia International (2,000 million euros) for the distribution of capital reserves, which took place in June 2015. In accordance with the accounting standards, following this distribution, the value of the investee company was tested for

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recoverability, which resulted in a write-down of 1,467 million euros. Dividends also included amounts received from Persidera S.p.A. (7 million euros) and Tierra Argentea (3 million euros); dividends for 2014 mainly came from the company SIA (4 million euros);

•	the impairment losses related for 2,369 million euros to the overall write-down of the investment in the subsidiary Telecom Italia International and reflected:

•	1,467 million euros, for the impairment testing of the value of the investee company resulting from the distribution of capital reserves, carried out in June 2015, as mentioned above;

•	902 million euros, for the impairment loss on the TIM Brasil group, of which Telecom Italia International holds a controlling interest, mainly due to the macroeconomic and financial strains in Brazil, which resulted in the need to adjust the carrying amount recorded in euro;

•	the impairment losses also included the write-downs on the subsidiaries Persidera (-55 million euros), Olivetti (-25 million euros), TI Information Technology (-22 million euros) and Tierra Argentea (-2 million euros). Impairment losses for 2014 related to write-downs of the investments in the subsidiaries Telecom Italia Media (-63 million euros), Olivetti (-33 million euros), TI Information Technology (-21 million euros), and Telecontact (-2 million euros) and in the associate Tiglio I (-6 million euros);

•	net gains consisted of 299 million euros for the gain, net of transaction costs, resulting from the above-mentioned sale of the non-controlling interest, equal to 39.97% of the ordinary shares of INWIT S.p.A., 18 million euros for the gain connected to the sale in December of the remaining the investment in Teleleasing (in liquidation) and 11 million euros for the gain resulting from the sale in July of the investment in SIA S.p.A..

Finance income (expenses)

Finance income (expenses) shows net expenses of 2,425 million euros (net expenses of 2,160 million euros in 2014).

The performance resulted from the net effect of:

the reduction in finance expenses due to a decrease in the debt position, as well the effects of the changes in certain non-monetary items, of a valuation and accounting nature, linked to the fair value measurement of derivatives, in accordance with IFRS 13;

the negative impact of 454 million euros (174 million euros in 2014) relating to the fair value measurement through profit and loss – performed separately to its liability component – of the embedded option included in the mandatory convertible bond issued by Telecom Italia Finance S.A. at the end of 2013, for 1.3 billion euros (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”). This embedded option was initially recognized in the financial statements of Telecom Italia Finance; having been used as equity settlement, it was transferred at fair value on the financial statements of Telecom Italia S.p.A., simultaneously with the approval by the Shareholders’ Meeting on December 20, 2013 of Telecom Italia share capital increase;

a negative effect of 316 million euros in relation to the bond buybacks and two bond issues by Telecom Italia Capital S.A. (maturing in June 2018 and June 2019), for a total of 3.8 billion euros. This impact resulted from the difference between the buyback prices and the values of the liabilities at the transaction date, net of the benefits from the termination of several hedging derivatives linked to the bonds repurchased. In 2014, the negative impact of the buybacks carried out during the period and the exercise of the early redemption option for a bond amounted to 62 million euros.

Income tax expense

This item amounted to 96 million euros, and fell by 574 million euros on 2014 (670 million euros) mainly due to the lower tax base and the intervening full deductibility of labor costs from the IRAP tax base introduced by Article 1 (20), of the 2015 Stability Law (Law no. 190/14) which resulted in a reduction of around 60 million euros in IRAP tax.

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Profit (loss) from Discontinued operations/Non-current assets held for sale

Net profit (loss) from discontinued operations/non-current assets held for sale shows a profit of 9 million euros (7 million euros in 2014), relating to the dividends for the year 2015 from the company Sofora Telecomunicaciones.

A more detailed analysis is provided in the Note “Discontinued operations/Non-current assets held for sale” in the Separate Financial Statements of Telecom Italia S.p.A. at December 31, 2015.

Profit (loss) for the year

The loss for the year amounted to 456 million euros (profit of 636 million euros in 2014), due to the net non-recurring expenses, the negative impact of bond buybacks during the first part of the year and a number of items of a merely valuation and accounting nature that do not entail any monetary settlement, related in particular to the fair value measurement of the embedded option included in the mandatory three-year convertible bonds issued at the end of 2013. Without these impacts, the result for the year 2015 for the Company would have been a profit of over 900 million euros.

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FINANCIAL POSITION AND CASH FLOWS PERFORMANCE

Financial position structure

	12/31/2015	12/31/2014	Change
(millions of euros)	(a)	(b)	(a-b)
Assets
Non-current assets	54,852	55,456	(604)

Goodwill	27,027	28,424	(1,397)

Other intangible assets	4,076	4,015	61

Tangible assets	11,531	10,110	1,421

Other non-current assets	11,439	12,179	(740)

Deferred tax assets	779	728	51

Current assets	5,889	6,093	(204)

Inventories, Trade and miscellaneous receivables and other current assets	3,814	3,603	211

Current income tax receivables	127	80	47

Current financial assets	1,948	2,410	(462)

	60,741	61,549	(808)

Equity and liabilities
Equity	16,111	16,506	(395)

Non-current liabilities	32,948	31,765	1,183

Current liabilities	11,682	13,278	(1,596)

	60,741	61,549	(808)

Statement of financial position transferred to Inwit

(millions of euros)	12/31/2015
Assets
Non-current assets	1,589

Goodwill	1,404

Tangible assets	185

Current assets	22

Inventories, Trade and miscellaneous receivables and other current assets	22

1,611

Equity and liabilities
Equity	1,380

Non-current liabilities	97

Current liabilities	134

1,611

Non-current assets

•	Goodwill: fell by 1,397 million euros compared to December 31, 2014 due to the effect of the following corporate transactions:

•	transfer of the goodwill of 1,404 million euros to the company Infrastrutture Italiane Wireless S.p.A. (INWIT), on April 1, 2015, as part of the transfer of the business unit consisting of around 11,500 sites that house the radio transmission equipment for mobile telephone networks, both for the Parent Company and other operators;

•	recognition of goodwill of 7 million euros from the merger of Telecom Italia Media S.p.A. into Telecom Italia S.p.A. carried out on September 30, 2015.

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•	Other intangible assets: increased by 61 million euros, representing the sum of the following:

•	capex (+1,400 million euros);

•	amortization charge for the period (-1,332 million euros);

•	disposals, reclassifications and other changes (-7 million euros).

•	Tangible assets: increased by 1,421 million euros, representing the sum of the following;

•	transfer of tangible assets to INWIT (-185 million euros);

•	capex (+2,245 million euros);

•	changes in finance leasing contracts (+1,186 million euros);

•	amortization charge for the period (-1,751 million euros);

•	disposals, reclassifications and other changes (-74 million euros).

Equity

Equity amounted to 16,111 million euros, down 395 million euros compared to December 31, 2014 (16,506 million euros). The changes in equity during 2015 and 2014 are detailed in the following table:

(millions of euros)	2015	2014
At the beginning of the year	16,506	16,580

Profit (loss) for the year	(456)	636

Dividends approved	(166)	(166)

Merger of Telecom Italia Media S.p.A. into Telecom Italia	(74)	—

Convertible bond issue maturing 2022 - equity component	186	—

Issue of equity instruments and other changes	12	138

Movements in the reserve for available-for-sale financial assets and derivative hedging instruments	95	(475)

Movements in the reserve for remeasurements of employee defined benefit plans (IAS 19)	8	(207)

At the end of the year	16,111	16,506

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Cash flows

Change in net financial debt

(millions of euros)	2015	2014	Change
EBITDA	5,266	6,739	(1,473)

Capital expenditures on an accrual basis	(3,645)	(2,693)	(952)

Change in net operating working capital:	63	(777)	840

Change in inventories	(15)	43	(58)

Change in trade receivables and net amounts due from customers on construction contracts	19	(103)	122

Change in trade payables (*)	310	(386)	696

Other changes in operating receivables/payables	(251)	(331)	80

Change in employee benefits	379	(48)	427

Change in operating provisions and Other changes	172	(82)	254

Net operating free cash flow	2,235	3,139	(904)

% of Revenues	16.2	22.2	(6.0	)pp

Sale of investments and other disposals flow	895	86	809

Financial investments flow	(111)	(43)	(68)

Dividends flow	1,847	(154)	2,001

Change in finance leasing contracts	(1,186)	—	(1,186)

Share capital increases/reimbursements	186	9	177

Financial expenses, income taxes and other net non-operating requirements flow	(2,498)	(3,088)	590

Reduction (Increase) in net financial debt	1,368	(51)	1,419

(*)	Includes the change in trade payables for amounts due to fixed asset suppliers.

The reduction in net operating free cash flow in 2015 compared to 2014 (-904 million euros) was mainly due to the decrease in EBITDA (-1,473 million euros) and the higher capital expenditure requirement (-952 million euros), partially offset by the change in working capital (+840 million euros) and in particular of trade payables, as well as the change in employee benefits and operating provisions, which reflected the above-mentioned non-recurring provisions made in 2015.

In addition to what has already been described with reference to EBITDA, the change in adjusted net financial debt for 2015 has been particularly impacted by the following:

Flow of capital expenditures on an accrual basis

Capital expenditures amounted to 3,645 million euros (2,693 million euros in 2014), increasing 952 million euros, with 523 million euros relating to the investments in tangible assets and 429 million euros to investments in intangible assets.

Sale of investments and other disposals flow

This was positive at 895 million euros in 2015 and consisted of:

•	854 million euros, of proceeds, already net of the related transaction costs paid, resulting from the placement on the market of 39.97% of the share capital of Infrastrutture Wireless Italiane S.p.A. (INWIT), which took place during the month of June 2015, followed, in July, by the exercise of the greenshoe option;

•	19 million euros from the sale of the investment in Teleleasing;

•	9 million euros from the sale of the company SIA S.p.A.;

•	2 million euros from the reimbursement of capital from the investment in Tierra Argentea.

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In 2014, this item amounted to 86 million euros and was mainly generated by the sale of the property located in Milan, as well as the proceeds from the reimbursement of capital of the investment in Tierra Argentea.

Financial investments flow

This item amounted to 111 million euros and mainly included contributions to the investment account, to cover losses or subscriptions to capital increases in favor of the subsidiaries Olivetti (60 million euros), Tim Tank former Olivetti Gestione Ivrea (10 million euros), TI Information Technology (5 million euros), Tierra Argentea (2 million euros), and Telecom Italia Ventures Capital (1 million euros). It also included an outlay of 23 million euros for the acquisition of 50% of the share capital of the company Alfiere S.p.A., a real estate company that owns several buildings in the EUR district of Rome that will be used by Telecom Italia in the future as an administrative center.

In 2014, it amounted to 43 million euros and mainly included contributions of 17 million euros for acquisition of control in Trentino NGN and 8 million euros for acquisition of direct control in Telecom Italia San Marino.

Dividends flow

This item amounted to 1,847 million euros, representing the balance between dividends paid (166 million euros) and received (2,013 million euros).

Change in finance leasing contracts

This item represents the increased value of tangible assets under finance lease, reflecting also the associated higher financial payables, posted mainly as a result of contractual renegotiations that took place during 2015 as part of the above-mentioned project of transformation of real estate assets by Telecom Italia S.p.A. (1,178 million euros). Further details are provided in the Note “Tangible assets (owned and under finance leases)” of the Separate Financial Statements at December 31, 2015 of Telecom Italia S.p.A..

Share capital increases/reimbursements, including incidental costs

In 2015, the amount of 186 million euros related to the valuation of the conversion option of the 1.125% unsecured equity-linked bond amounting to 2 billion euros, issued on March 26, 2015 and maturing on March 26, 2022.

In particular, the amount of 186 million euros corresponded to the difference between the credit received by bondholders following the issue of the bond and the debt component of the financial instrument issued. The debt component is equal to the fair value of an identical liability issued by the Company at market conditions but without the conversion right, while the remainder, up to the amount of the credit received, was recognized as a component of shareholders’ equity (the “residual method”).

Finance expenses, income taxes and other net non-operating requirements flow

Finance expenses, income taxes and other net non-operating requirements flow mainly includes the payment of income taxes, net finance expenses, and the change in non-operating receivables and payables.

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Net financial debt

Net financial debt amounted to 32,055 million euros, decreasing 1,368 million euros compared to 33,423 million euros at the end of 2014.

In addition to the usual indicator (renamed “Net financial debt carrying amount”), another indicator is also presented called “Adjusted net financial debt” which excludes effects that are purely accounting and non-monetary in nature deriving from the fair value measurement of derivatives and related financial assets and liabilities.

The details are as follows:

(millions of euros)	12/31/2015	12/31/2014	Change
Non-current financial liabilities
Bonds	13,772	15,806	(2,034)

Amounts due to banks, other financial payables and liabilities	15,059	13,327	1,732

Finance lease liabilities	1,912	877	1,035

	30,743	30,010	733

Current financial liabilities (1)
Bonds	2,189	1,846	343

Amounts due to banks, other financial payables and liabilities	3,306	5,736	(2,430)

Finance lease liabilities	142	165	(23)

	5,637	7,747	(2,110)

Total Gross financial debt	36,380	37,757	(1,377)

Non-current financial assets
Financial receivables and other non-current financial assets	(2,377)	(1,924)	(453)

	(2,377)	(1,924)	(453)

Current financial assets
Securities other than investments	(830)	(802)	(28)

Financial receivables and other current financial assets	(202)	(303)	101

Cash and cash equivalents	(916)	(1,305)	389

	(1,948)	(2,410)	462

Total financial assets	(4,325)	(4,334)	9

Net financial debt carrying amount	32,055	33,423	(1,368)

Reversal of fair value measurement of derivatives and related financial assets/liabilities	(2,072)	(1,942)	(130)

Adjusted net financial debt	29,983	31,481	(1,498)

Breakdown as follows:
Total adjusted gross financial debt	33,240	34,636	(1,396)

Total adjusted financial assets	(3,257)	(3,155)	(102)

(1)	of which current portion of medium/long-term debt:

Bonds	2,189	1,846	343

Amounts due to banks, other financial payables and liabilities	1,954	2,273	(319)

Finance lease liabilities	142	165	(23)

The non-current portion of gross financial debt amounted to 30,743 million euros (30,010 million euros at the end of 2014) and represented 84.5% of total gross financial debt.

In line with the Group’s objectives in terms of debt composition and in accordance Guidelines adopted for the “Management and control of financial risk”, Telecom Italia S.p.A., in securing both third-party and intercompany loans, uses IRS and CCIRS derivative financial instruments to hedge its liabilities.

Derivative financial instruments are designated as fair value hedges for managing exchange rate risk on financial instruments denominated in currencies other than euro and for managing interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to fix the exchange rate and interest rate of future variable contractual flows.

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To provide a better representation of the true performance of Net Financial Debt, from 2009, in addition to the usual indicator (renamed “Net financial debt carrying amount”), a measure called “Adjusted net financial debt” has also been shown, which neutralizes the effects caused by the volatility of financial markets. Given that some components of the fair value measurement of derivatives (contracts for setting exchange and interest rates for contractual flows) and derivatives embedded in other financial instruments do not result in actual monetary settlement, the “Adjusted net financial debt” excludes these purely accounting and non-monetary effects (including the effects resulting from the introduction of IFRS 13 – Fair Value measurement, from January 1, 2013) from the measurement of derivatives and related financial assets/liabilities.

Sales of receivables to factoring companies

The sales of trade receivables to factoring companies finalized in 2015 resulted in a positive effect on net financial debt at December 31, 2015 of 1,068 million euros (1,212 million euros at December 31, 2014).

Gross financial debt

Bonds

Bonds at December 31, 2015 totaled 15,961 million euros (17,652 million euros at December 31, 2014). Their nominal repayment amount was 15,638 million euros, down 1,251 million euros compared to December 31, 2014 (16,889 million euros).

Changes in bonds over 2015 are shown below:

(millions of original currency)	Currency	Amount	Issue date
New issues
Telecom Italia S.p.A. 1,000 million euros 3.250% maturing 1/16/2023	Euro	1,000	1/16/2015

Telecom Italia S.p.A. bond convertible(*) into ordinary shares 2,000 million euros 1.125% maturing 3/26/2022	Euro	2,000	3/26/2015

(*)	On May 20, 2015, the Shareholders’ Meeting of Telecom Italia S.p.A. approved the share capital increase to service the conversion of the unsecured equity-linked bond issue.

(millions of original currency)	Currency	Amount	Repayment date
Repayments
Telecom Italia S.p.A. 514 million euros 4.625% (1)	Euro	514	6/15/2015

Telecom Italia S.p.A. 120 million euros, Euribor 3M+0.66%	Euro	120	11/23/2015

Telecom Italia S.p.A. 500 million GBP 5.625%	GBP	500	12/29/2015

(1)	Net of buybacks by the Company of 236 million euros during 2014 and the first half of 2015.

On January 23, 2015, Telecom Italia S.p.A. successfully concluded the buyback offer on four bond issues maturing between June 2015 and September 2017, buying back a total nominal amount of 810.3 million euros.

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Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (euros)	Repurchased nominal amount (euros)	Buyback price
Buybacks
Telecom Italia S.p.A. - 750 million euros, maturing June 2015, coupon 4.625% (1)	577,701,000	63,830,000	101.650%

Telecom Italia S.p.A. - 1,000 million euros, maturing January 2016, coupon 5.125% (2)	771,550,000	108,200,000	104.661%

Telecom Italia S.p.A. - 1,000 million euros, maturing January 2017, coupon 7.000%	1,000,000,000	374,308,000	111.759%

Telecom Italia S.p.A. - 1,000 million euros, maturing September 2017, coupon 4.500%	1,000,000,000	263,974,000	108.420%

(1)	Net of buybacks by the Company of 172 million euros during 2014.
(2)	Net of buybacks by the Company of 228 million euros during 2014.

On April 24, 2015, Telecom Italia S.p.A. successfully concluded the buyback offer on nine bond issues maturing between January 2017 and February 2022, buying back a total nominal amount of 2,000 million euros (none of the buybacks were accepted for the Notes maturing in September 2017 and January 2017 submitted under the Offers).

Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (euros)	Repurchased nominal amount (euros)	Buyback price
Telecom Italia S.p.A. - 750 million euros, maturing May 2018, coupon 4.750%	750,000,000	35,879,000	111.165%

Telecom Italia S.p.A. - 750 million euros, maturing December 2018, coupon 6.125%	750,000,000	121,014,000	117.329%

Telecom Italia S.p.A. - 1,250 million euros, maturing January 2019, coupon 5.375%	1,250,000,000	307,600,000	114.949%

Telecom Italia S.p.A. - 1,000 million euros, maturing January 2020, coupon 4.000%	1,000,000,000	280,529,000	111.451%

Telecom Italia S.p.A. - 1,000 million euros, maturing September 2020, coupon 4.875%	1,000,000,000	452,517,000	116.484%

Telecom Italia S.p.A. - 1,000 million euros, maturing January 2021, coupon 4.500%	1,000,000,000	436,361,000	114.714%

Telecom Italia S.p.A. - 1,250 million euros, maturing February 2022, coupon 5.250%	1,250,000,000	366,100,000	121.210%

On July 20, 2015 Telecom Italia S.p.A. successfully concluded the buyback offer on five bond issues maturing between January 2017 and January 2019, buying back a total nominal amount of 467.3 million euros.

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Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (euros)	Repurchased nominal amount (euros)	Buyback price
Telecom Italia S.p.A. - 1,000 million euros, maturing January 2017, coupon 7.000% (1)	625,692,000	81,141,000	109.420%

Telecom Italia S.p.A. - 1,000 million euros, maturing September 2017, coupon 4.500% (2)	736,026,000	107,811,000	107.428%

Telecom Italia S.p.A. - 750 million euros, maturing May 2018, coupon 4.750% (3)	714,121,000	121,223,000	109.477%

Telecom Italia S.p.A. - 750 million euros, maturing December 2018, coupon 6.125% (4)	628,986,000	47,108,000	115.395%

Telecom Italia S.p.A. - 1,250 million euros, maturing January 2019, coupon 5.375% (5)	942,400,000	110,000,000	112.960%

(1)	Net of buybacks by the Company of 374 million euros in January 2015.
(2)	Net of buybacks by the Company of 264 million euros in January 2015.
(3)	Net of buybacks by the Company of 36 million euros in April 2015.
(4)	Net of buybacks by the Company of 121 million euros in April 2015.
(5)	Net of buybacks by the Company of 308 million euros in April 2015.

On the same date, Telecom Italia S.p.A. also successfully concluded the buyback offer on two bond issues of Telecom Italia Capital S.A. maturing June 2018 and June 2019, buying back a total nominal amount of 563.7 million USD.

Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (USD)	Repurchased nominal amount (USD)	Buyback price
Telecom Italia Capital S.A. – 1,000 million USD, maturity June 2018, coupon 6.999%	1,000,000,000	323,356,000	111.721%

Telecom Italia Capital S.A. – 1,000 million USD, maturity June 2019, coupon 7.175%	1,000,000,000	240,320,000	114.188%

In reference to the Telecom Italia S.p.A. 2002–2022 bonds, reserved for subscription by employees of the Group, the nominal amount at December 31, 2015 was 200 million euros, up 4 million euros compared to December 31, 2014 (196 million euros).

Revolving Credit Facility and Term Loan

The following table shows the composition and the draw down of the committed credit lines available at December 31, 2015:

(billions of euros)	12/31/2015		12/31/2014
	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – expiring May 2017	4.0	—	4.0	—

Revolving Credit Facility – expiring March 2018	3.0	—	3.0	—

Total	7.0	—	7.0	—

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Telecom Italia has two syndicated Revolving Credit Facilities for amounts of 4 billion euros and 3 billion euros expiring May 24, 2017 and March 25, 2018 respectively, both not yet drawn down.

On December 14, 2015, a number of beneficial changes to the economic terms of the Revolving Credit Facilities were signed and they were extended by two years, taking effect on January 4, 2016: to May 24, 2019 for the Revolving Credit Facility of 4 billion euros and to March 25, 2020 for the Revolving Credit Facility of 3 billion euros.

Telecom Italia also has access to:

•	a bilateral term loan from Banca Regionale Europea expiring July 2019 for 200 million euros, drawn down for the full amount;

•	two bilateral term loans from Cassa Depositi e Prestiti respectively for 100 million euros expiring in April 2019 and 150 million euros expiring in October 2019, drawn down for the full amount;

•	two bilateral term loans from Mediobanca respectively for 200 million euros expiring in November 2019 and 150 million euros expiring in July 2020, drawn down for the full amount;

•	a bilateral term loan from ICBC expiring July 2020 for 120 million euros, drawn down for the full amount;

•	a bilateral term loan from Intesa Sanpaolo expiring August 2021 for 200 million euros, drawn down for the full amount.

Maturities of financial liabilities

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities due within 12 months) is 7.28 years.

Details of the maturities of financial liabilities in terms of expected nominal repayment amounts, as contractually agreed, are provided in the Note “Financial Liabilities (current and non-current)” of the Separate Financial Statements of Telecom Italia S.p.A. at December 31, 2015.

Financial assets

Financial assets totaled 4,325 million euros (4,334 million euros at December 31, 2014), of which 954 million euros relating to financial receivables from Group companies.

It should also be noted that 1,948 million euros (2,410 million euros at December 31, 2014) have been classified as current financial assets.

Telecom Italia S.p.A.’s available liquidity margin amounted to 8,746 million euros at December 31, 2015, corresponding to the sum of “Cash and cash equivalents” and “Current securities other than investments”, totaling 1,746 million euros (2,107 million euros at December 31, 2014), and the committed credit lines, mentioned above, of which a total of 7,000 million euros has not been drawn down. This margin is amply sufficient to cover the financial liabilities due.

In particular:

•	Cash and cash equivalents amounted to 916 million euros (1,305 million euros at December 31, 2014). The different technical forms of investing available cash at December 31, 2015 can be analyzed as follows:

•	Maturities: investments have a maximum maturity of three months;

•	Counterparty risk: investments are made with leading banking and financial institutions with high-credit-quality;

•	Country risk: deposits have been made mainly in major European financial markets.

•	Current securities other than investments amounted to 830 million euros (802 million euros at December 31, 2014). These forms of investment represent alternatives to the investment of liquidity with the aim of improving returns. They consist of:

•	Italian treasury bonds (256 million euros) and Treasury Credit Certificates (6 million euros assigned to Telecom Italia S.p.A. as the holder of trade receivables, as per Italian Ministry of Economy and Finance Decree of December 3, 2012). These securities, which, pursuant to Consob Communication DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities”, have been purchased in accordance with the Guidelines for the “Management and control of financial risk” adopted by the Telecom Italia Group since August 2012, in replacement of the previous policy;

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•	securities held in portfolio by Telecom Italia S.p.A. for a total nominal amount of USD 564 million, resulting from the buyback offer on bonds of Telecom Italia Capital S.A. completed on July 20, 2015.

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FINANCIAL STATEMENTS - TELECOM ITALIA S.P.A.

Separate Income Statements

			Change
(millions of euros)	2015	2014	amount	%
Revenues	13,797	14,153	(356)	(2.5)

Other income	252	274	(22)	(8.0)

Total operating revenues and other income	14,049	14,427	(378)	(2.6)

Acquisition of goods and services	(5,386)	(5,093)	(293)	(5.8)

Employee benefits expenses	(2,769)	(2,277)	(492)	(21.6)

Other operating expenses	(960)	(532)	(428)	(80.5)

Change in inventories	14	(43)	57

Internally generated assets	318	257	61	23.7

Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	5,266	6,739	(1,473)	(21.9)

Depreciation and amortization	(3,083)	(3,190)	107	3.4

Gains/(losses) on disposals of non-current assets	5	31	(26)	(83.9)

Impairment reversals (losses) on non-current assets	—	—	—	—

Operating profit (loss) (EBIT)	2,188	3,580	(1,392)	(38.9)

Income/(expenses) from investments	(132)	(121)	(11)	(9.1)

Finance income	2,121	2,435	(314)	(12.9)

Finance expenses	(4,546)	(4,595)	49	1.1

Profit (loss) before tax from continuing operations	(369)	1,299	(1,668)

Income tax expense	(96)	(670)	574	85.7

Profit (loss) from continuing operations	(465)	629	(1,094)

Profit (loss) from Discontinued operations/Non-current assets held for sale	9	7	2	28.6

Profit (loss) for the year	(456)	636	(1,092)

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Statements of Comprehensive Income

In accordance with IAS 1 (Presentation of Financial Statements), which came into effect on January 1, 2009, the following statements of comprehensive income include the profit (loss) for the year as shown in the separate consolidated income statements and all non-owner changes in equity.

(millions of euros)			2015	2014
Profit (loss) for the year	(a	)	(456)	636

Other components of the Statements of Comprehensive Income:
Other components that will not be reclassified subsequently to Separate Income Statements
Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)			15	(186)

Income tax effect			(7)	51

			8	(135)

Total other components that will not be reclassified subsequently to Separate Income Statements	(b	)	8	(135)

Other components that will be reclassified subsequently to Separate Income Statements
Available-for-Sale financial assets
Profit (loss) from fair value adjustments			(71)	67

Loss (profit) transferred to the Separate Income Statements			—	—

Income tax effect			22	(18)

	(c	)	(49)	49

Hedging instruments:
Profit (loss) from fair value adjustments			550	(489)

Loss (profit) transferred to the Separate Income Statements			(297)	(234)

Income tax effect			(109)	199

	(d	)	144	(524)

Total other components that will be reclassified subsequently to Separate Income Statements	(e = c+d	)	95	(475)

Total other components of the Statement of Comprehensive Income	(f= b+e	)	103	(610)

Total comprehensive income (loss) for the year	(a+f	)	(353)	26

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Statements of Financial Position

			12/31/2015	12/31/2014	Change
(millions of euros)			(a)	(b)	(a-b)
Assets
Non-current assets
Intangible assets
Goodwill			27,027	28,424	(1,397)

Intangible assets with a finite useful life			4,076	4,015	61

			31,103	32,439	(1,336)

Tangible assets
Property, plant and equipment owned			9,556	9,268	288

Assets held under finance leases			1,975	842	1,133

			11,531	10,110	1,421

Other non-current assets
Investments			7,805	9,243	(1,438)

Non-current financial assets			2,377	1,924	453

Miscellaneous receivables and other non-current assets			1,257	1,012	245

Deferred tax assets			779	728	51

			12,218	12,907	(689)

Total Non-current assets	(a	)	54,852	55,456	(604)

Current assets
Inventories			125	111	14

Trade and miscellaneous receivables and other current assets			3,689	3,492	197

Current income tax receivables			127	80	47

Current financial assets
Securities other than investments, financial receivables and other current financial assets			1,032	1,105	(73)

Cash and cash equivalents			916	1,305	(389)

			1,948	2,410	(462)

Current assets sub-total			5,889	6,093	(204)

Discontinued operations/Non-current assets held for sale			—	—	—

Total Current assets	(b	)	5,889	6,093	(204)

Total Assets	(a+b	)	60,741	61,549	(808)

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			12/31/2015	12/31/2014	Change
(millions of euros)			(a)	(b)	(a-b)
Equity and liabilities
Equity
Share capital issued			10,741	10,724	17

less: Treasury shares			(21)	(21)	—

Share capital			10,720	10,703	17

Paid-in capital			1,731	1,725	6

Other reserves and retained earnings (accumulated losses), including profit (loss) for the year			3,660	4,078	(418)

Total Equity	(c	)	16,111	16,506	(395)

Non-current liabilities
Non-current financial liabilities			30,743	30,010	733

Employee benefits			1,278	910	368

Deferred tax liabilities			2	2	—

Provisions			324	484	(160)

Miscellaneous payables and other non-current liabilities			601	359	242

Total Non-current liabilities	(d	)	32,948	31,765	1,183

Current liabilities
Current financial liabilities			5,637	7,747	(2,110)

Trade and miscellaneous payables and other current liabilities			5,975	5,531	444

Current income tax payables			70	—	70

Current liabilities sub-total			11,682	13,278	(1,596)

Liabilities directly associated with Discontinued operations/Non-current assets held for sale			—	—	—

Total Current Liabilities	(e	)	11,682	13,278	(1,596)

Total Liabilities	(f=d+e	)	44,630	45,043	(413)

Total Equity and Liabilities	(c+f	)	60,741	61,549	(808)

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Statements of Cash Flows

(millions of euros)			2015	2014
Cash flows from operating activities:
Profit (loss) from continuing operations			(465)	629

Adjustments for:
Depreciation and amortization			3,083	3,190

Impairment losses (reversals) on non-current assets (including investments)			2,481	132

Net change in deferred tax assets and liabilities			(144)	65

Losses (gains) realized on disposals of non-current assets (including investments)			(333)	(31)

Change in employee benefits			379	(48)

Change in inventories			(15)	43

Change in trade receivables and net amounts due from customers on construction contracts			19	(103)

Change in trade payables			237	(112)

Net change in current income tax receivables/payables			23	332

Net change in miscellaneous receivables/payables and other assets/liabilities			(127)	(396)

Cash flows from (used in) operating activities	(a	)	5,138	3,701

Cash flows from investing activities:
Purchase of intangible assets			(1,400)	(971)

Purchase of tangible assets			(3,431)	(1,722)

Total purchase of intangible and tangible assets on an accrual basis			(4,831)	(2,693)

Change in amounts due to fixed asset suppliers			1,183	(360)

Total purchase of intangible and tangible assets on a cash basis			(3,648)	(3,053)

Acquisitions/disposals of control of subsidiaries or other businesses, net of cash acquired/disposed of			21	(1)

Acquisitions/disposals of other investments			(111)	(43)

Change in financial receivables and other financial assets			(349)	337

Proceeds received from the sale of investments in subsidiaries			854	—

Proceeds from sale/repayment of intangible, tangible and other non-current assets			41	86

Cash flows from (used in) investing activities	(b	)	(3,192)	(2,674)

Cash flows from financing activities:
Change in current financial liabilities and other			(2,154)	2,295

Proceeds from non-current financial liabilities (including current portion)			7.609	4,411

Repayments of non-current financial liabilities (including current portion)			(8,257)	(7,518)

Share capital proceeds/reimbursements			186	9

Dividends paid			(166)	(166)

Cash flows from (used in) financing activities	(c	)	(2,782)	(969)

Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d	)	—	7

Aggregate cash flows	(e=a+b+c+d	)	(836)	65

Net cash and cash equivalents at beginning of the year	(f	)	1,036	971

Net cash and cash equivalents at end of the year	(g=e+f	)	200	1,036

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Additional Cash Flow Information

(millions of euros)	2015	2014
Income taxes (paid) received	(253)	(352)

Interest expense paid	(5,002)	(4,928)

Interest income received	3,472	3,230

Dividends received	2,013	12

Analysis of Net Cash and Cash Equivalents

(millions of euros)	2015	2014
Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents	1,305	1,284

Bank overdrafts repayable on demand	(269)	(313)

	1,036	971

Net cash and cash equivalents at end of the year:
Cash and cash equivalents	916	1,305

Bank overdrafts repayable on demand	(716)	(269)

	200	1,036

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RECONCILIATION OF CONSOLIDATED EQUITY

(millions of euros)	Profit (loss) for the year		Equity at 12/31
	2015	2014	2015	2014
Equity and Profit (Loss) for the year of Telecom Italia S.p.A.	(456)	636	16,111	16,506

Equity and Profit (Loss) for the year of consolidated companies, net of the share attributable to Non-controlling interests	(175)	1,055	15,408	18,102

Consolidation adjustments on the Equity and Profit (Loss) for the year attributable to Owners of the Parent:
elimination of carrying amount of consolidated investments	—	—	(29,434)	(29,459)

impairment losses of consolidated companies included in the results of parent companies	3,362	96	13,102	10,927

elimination of goodwill recognized in Parent financial statements	—	—	(27,027)	(28,424)

recognition of positive differences arising from purchase of investments, of which:
- goodwill	(240)	—	28,668	29,735

- allocation of the purchase price to the net assets acquired and the liabilities assumed in the business combinations	(3)	(4)	84	109

measurement of hedging derivatives at Group level	(52)	(8)	739	650

effect of elimination of carrying amount of Parent’s shares held by Telecom Italia Finance	—	—	(149)	(110)

intra-group dividends	(2,242)	(450)	—	—

change in share of losses (profits) from sale of investments	(309)	(33)	—	—

other adjustments	43	58	108	109

Equity and Profit (Loss) for the year attributable to Owners of the Parent	(72)	1,350	17,610	18,145

Equity and Profit (Loss) for the year attributable to Non-controlling interests	729	610	3,723	3,554

Equity and Profit (Loss) for the year in the Consolidated Financial Statements	657	1,960	21,333	21,699

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SOCIAL AND ENVIRONMENTAL IMPACTS OF OPERATIONS AND THEIR ECONOMIC ASPECTS

Telecom Italia plays a prominent role in the affairs of the countries in which it operates in view of the increasing importance of communication technologies for people’s lives and for the economic and social development of communities. Changes taking place in the environment and society present economic risks as well as business opportunities for the Group. Further analysis was carried out in 2015 to determine the importance for the company of elements that are of interest to stakeholders (“materiality analysis”). This confirmed the significant energy costs borne by Telecom Italia as well as the opportunities created by new technologies, including the sale of services with environmental and social impacts, such as services that allow households and businesses to reduce their energy consumption, services with which cities can reduce their greenhouse gas emissions or, on the social side, telemedicine or tele-education services. Among the issues regarded as material by stakeholders and the company, the materiality analysis also highlighted issues relating to the defence of human rights. This result, which may seem surprising for a telecommunications operator that works in countries considered to be at low/medium risk of human rights violations, is based on two sets of reasons:

•	the public outcry caused by any human rights violation incidents, which can seriously affect business reputation;

•	the very broad meaning given to the concept of “human right” by Telecom Italia - which includes not only basic human rights, such as the right to a decent remuneration, non-discrimination, freedom from forced labour, etc., but also rights associated with the information society, therefore the right to access information and the right to have one’s privacy and safety protected online, which are of course material issues for a telecommunications company.

During the year, the Corporate Shared Value department wrote the “Respecting Human Rights in the Telecom Italia Group” policy, with the support of the Global Compact Network Italy. The policy is available on the telecomitalia.com website and the company intranet. A classroom training and information course on human rights was also organised with the involvement of the departments most concerned by the policy, in addition to an online course available to everyone in the company. The drafting of the policy and the training course stem from the results of the due diligence that Telecom Italia has conducted in recent years, involving the Domestic BU and Brazil BU.

The following are a few cases in which social and environmental elements have direct economic impacts on Telecom Italia and, lastly, a brief description is provided of the materiality analysis, the details of which are provided in the sustainability section of this Report.

IMPROVING THE EFFICIENCY OF ENVIRONMENTAL COSTS - REDUCING ENERGY CONSUMPTION

Telecom Italia is the second largest consumer of electricity in Italy, with around 2(1) TWh of energy use per year.

Technological developments launched in 2015, related mainly to the NGAN implementation plan and LTE technology, are generally leading to an increase in energy consumption. 2015 in particular saw a significant boost being given to the technological development of the fixed and mobile network and a significant growth in new installations in the internal and external market in the field of Information Technology, as well being characterised by exceptional weather conditions, with average temperatures, during the summer months, well above the levels in 2014. All these factors resulted in a significant increase in energy demand for both fixed and mobile communication.

(1)	This figure doesn’t include electricity consumed by OLOs.

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The increase in the demand for energy in 2015 was estimated to be approximately 165 GWh, 21% (35 GWh) of which was associated with the increase in temperatures. This increase was offset by the savings made possible by a series of energy efficiency improvement measures undertaken and completed in 2013 and 2014, as well as new measures undertaken and completed during 2015, including, in particular, projects involving the replacement of obsolete equipment with new, more efficient systems. A significant boost to electricity generation has been achieved by co- and tri-generation - resulting in an estimated increase of 45 GWh on 2014 - implementing measures to improve the efficiency of currently operating systems and bringing a further 6 into service, in addition to existing ones. Overall, these measures have offset the increased demand from technological implementations and achieved a 2 GWh reduction in consumption. The saving can be estimated to be around 10 million euros over the course of the year.

Two ISO 50001 certified sites and one ISO 14064 certified site were confirmed in 2015.

The energy efficiency of Telecom Italia was also recognised by the award in 2015 of White Certificates (TEE) for 34 projects, corresponding to around 40,000 TOE (Tonnes of Oil Equivalent) per year saved and an estimated economic value at current prices of around 40 million euros over 5 years.

EFFICIENCY IMPROVEMENT PROCESS, SOCIAL COST OPTIMISATION - ENGAGEMENT WITH WORKERS’ REPRESENTATIVES

Telecom Italia pays great attention to listening and involving workers’ representatives in many areas of work, including reorganisation processes. This allows agreements to be reached for the implementation of efficiency improvement plans that can mediate between the needs of the workers and those of the company. In particular, a complex negotiation process involving the leading trade union organisations was completed in late 2015 with the signing of a new framework agreement, which will apply from the beginning of 2016, for the management of expected redundancies. The willingness to search for dialogue between the parties guided this discussion too, and is tangibly demonstrated by the agreement reached.

Like its predecessors, this Agreement also provides for the use of instruments that are not socially and economically traumatic, including the use of Defensive Solidarity Contracts, as required by the Jobs Act, combined with the strategic role of the training lever, as a pivotal element to encourage professional retraining and requalification in order to counteract redundancies. Defensive Solidarity Contracts are agreements that provide for working hours to be reduced in order to avoid downsizing. For the workers to whom the contract will be applied, provision is made for INPS [social security] to make up part of the remuneration not received due to the reduction in working hours. Furthermore, in order to alleviate the economic hardship caused by the loss of remuneration, Telecom Italia has provided for company loans to be granted at very favourable interest rates. Finally, the Agreement provides for Telecom Italia to pay a variable one-off amount to workers covered by the Solidarity Contract at the end of the period and on achievement of specific objectives associated with the redundancy plan.

The other instruments agreed between the Parties will allow redundancies to be minimised structurally with early and voluntary departures under the mobility provisions of law 223/91 and article 4 of the so-called Fornero Law.

The previous solidarity contracts expired in April 2015. The benefit on the cost of labour for 2015 was 44 million euros for the Group as a whole (145 million euros in 2014) and around 34 million euros for Telecom Italia S.p.A. (121 million euros in 2014).

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GROWTH OPPORTUNITIES

Currently, ICT services for environmental protection and improving the quality of life of citizens are still niche services. However, they are seeing positive growth rates and are likely to be widespread in the future. Telecom Italia’s laboratories have long been engaged in researching and developing these kinds of services, some of which are already being tested on the market. Thus customers already have a wide range of solutions available to them to cut energy consumption, reduce CO2 emissions, improve health services and bureaucracy, improve safety for citizens. The many services offered by Telecom Italia (described at nuvolaitaliana.impresasemplice.it) on the environmental front include Nuvola It Energreen, the energy management service platform which allows businesses and public organisations to monitor their consumption and manage it efficiently and effectively through:

•	analysing the energy efficiency;

•	web portal for advanced reporting and setting alerts;

•	Energy Management advice services;

•	verifying the accuracy and consistency of supply contract bills.

Monitoring consumption allows savings to be achieved of up to 8% of the total.

For Nuvola It Energreen alone, sales in 2015 were around 350,000 euros.

The market for videoconferencing solutions, which recorded a turnover of 8 million in 2015, remains lively. Available in different commercial formulations, suitable for the requirements of small, medium and large companies, with service levels and quality standards ranging from High Definition to Telepresence, videoconferencing services can dramatically reduce the amount of travel, and therefore CO2. Web-based solutions in particular are increasing both the availability of videoconferencing services among SMEs and their penetration among larger companies, contributing to reducing emissions.

The Group remains committed to developing Digital Health services, designed to meet the needs of doctors and patients in big public or private establishments, through:

•	cloud platforms for tele-monitoring of the main vital signs, CE certified as medical devices, remote consulting, remote emergency assistance, tele-diagnosis, tele-reporting and remote assistance for patients;

•	solutions for gathering and storing health information such as personal details, patient classification, clinical parameter measurements, drug therapy, laboratory test results, x-rays, individual patient specifications (which can also be viewed on tablets);

•	legal management of diagnostic images (x-rays, ultrasound, CAT, NMR, etc.) and healthcare documents (reports, certificates, etc.)

Digital Health services make organising and managing care activities easier, more effective and more economical, and brings them closer to citizens. The value of these solutions in 2015 was 1.12 million euros, almost half of them being Cloud solutions.

Many other vertical solutions are also available on the market that directly or indirectly contribute to reducing consumption and emissions by optimising and improving the efficiency of activities. For example, fleet location services which, by using GPS satellite location and integrated tools for managing commercial vehicle fleets and planning movements, allow cost and fuel consumption to be optimised. The series of Nuvola It Localizza, My Fleet Platform, Nuvola It Public Drive, Nuvola It Your WAY solutions grew by 24% compared to 2014, reaching 6.2 million euros in 2015.

MATERIALITY ANALYSIS

Process for identifying significant issues

Drawing from both national and international sources of information, Telecom Italia has identified various sustainability-related topics to determine which of them are priorities for its stakeholders. These topics were initially assessed from an internal point of view by the company’s main departments involved in the analysis process.

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The external point of view was assessed by organising a multi-stakeholder forum which made it easier for the representatives of the various stakeholders involved to participate. The contributions received, considering the various perspectives, provided an integrated and mediated vision of the various expectations and priorities.

The forum was attended by over 30 representatives of institutions, associations, universities, schools, start-ups, customers and suppliers of the Group, who were split up into themed groups based on their interests and skills. At the end of this initial screening, Telecom Italia was able to draw up a list of relevant topics representing the following macro areas:

•	direct and indirect economic impacts;

•	business ethics and promotion of human rights;

•	responsible management of the supply chain;

•	risk management and Public Policy;

•	market position and customer protection;

•	responsible management of human resources, promotion of diversity, equal opportunities and the health and safety of workers;

•	compliance with national and international regulations

•	initiatives for local Communities;

•	responsible management of energy resources and waste.

Results at a glance

Assessing the results of the analyses carried out allowed the topics to be put in order of priority and the materiality matrix for the Group to be created. In particular, both the external stakeholders and the Company stressed the importance of innovations in services, including those with social and environmental connotations, and the management of sensitive data and child protection. In contrast, energy consumption was extremely important for the company, but less important for external stakeholders.

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Validation and Review

The issues and the whole materiality analysis process were validated by the Corporate Shared Value department, which availed itself of the support of SCS Consulting to determine perceptions by participating in the working groups and sharing the results among the forum participants. Furthermore, the review phase is due to take place as a preparatory stage prior to the next reporting cycle, with the aim of submitting the results of the analyses carried out, updated in the following year, to specific stakeholder engagement activities.

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CORPORATE BOARDS AT DECEMBER 31, 2015

BOARD OF DIRECTORS

The shareholders’ meeting held on April 16, 2014 appointed the board of directors of the Company for the three years 2014-2016, until the approval of the financial statements for the year ended December 31, 2016, to be composed of 13 directors. The same shareholders’ meeting also appointed Giuseppe Recchi as Chairman of the Company’s Board of Directors.

Subsequently, the shareholders’ meeting of December 15, 2015 resolved to increase the number of members of the board of directors from 13 to 17, appointing four new directors proposed by the shareholder Vivendi S.A. (Arnaud Roy de Puyfontaine, Stéphane Roussel, Hervé Philippe and Félicité Herzog), with the same term in office as the existing directors.

On April 18, 2014, the Board of Directors appointed Marco Patuano as Chief Executive Officer of the Company.

As a result, the Board of Directors of the Company is now composed as follows:

Chairman	Giuseppe Recchi

Chief Executive Officer	Marco Patuano

Directors

Tarak Ben Ammar

Davide Benello (independent)

Lucia Calvosa (independent)

Flavio Cattaneo (independent)

Laura Cioli (independent)

Francesca Cornelli (independent)

Arnaud Roy de Puyfontaine

Jean Paul Fitoussi

Giorgina Gallo (independent)

Félicité Herzog (independent)

Denise Kingsmill (independent)

Luca Marzotto (independent)

Hervé Philippe

Stéphane Roussel

Giorgio Valerio (independent)

Secretary to the Board	Antonino Cusimano

All the board members are domiciled for the positions they hold in Telecom Italia at the registered offices of the Company in Milan, Via G. Negri 1.

The following board committees were in place at December 31, 2015:

•	Control and Risk Committee: composed of the Directors: Lucia Calvosa (Chairman appointed in the meeting of May 8, 2014), Laura Cioli, Francesca Cornelli, Giorgina Gallo and Giorgio Valerio;

•	Nomination and Remuneration Committee: composed of the Directors: Davide Benello (Chairman appointed in the meeting of May 9, 2014), Jean Paul Fitoussi, Denise Kingsmill and Luca Marzotto (appointed by the Board of Directors on March 26, 2015, as a replacement for the Director Flavio Cattaneo).

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BOARD OF STATUTORY AUDITORS

The ordinary shareholders’ meeting of May 20, 2015 appointed the Company’s Board of Statutory Auditors with a term up to the approval of the 2017 financial statements.

The Board of Statutory Auditors of the Company is now composed as follows:

Chairman	Roberto Capone

Acting Auditors	Vincenzo Cariello
Paola Maiorana
Gianluca Ponzellini
Ugo Rock

Alternate Auditors	Francesco Di Carlo

Gabriella Chersicla
Piera Vitali
Riccardo Schioppo

INDEPENDENT AUDITORS

The shareholders’ meeting held on April 29, 2010 appointed the audit firm PricewaterhouseCoopers S.p.A. to audit the Telecom Italia financial statements for the nine-year period 2010-2018.

MANAGER RESPONSIBLE FOR PREPARING THE CORPORATE FINANCIAL REPORTS

At the meeting of April 18, 2014, the Board of Directors confirmed Piergiorgio Peluso (Head of the Group Administration, Finance and Control Function) as the manager responsible for preparing Telecom Italia’s financial reports.

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MACRO-ORGANIZATION CHART AT DECEMBER 31, 2015

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SUSTAINABILITY SECTION

INTRODUCTION

Telecom Italia has dealt with sustainability since 1997, the year it created a specific department and published the first social report. As a demonstration of the importance given to the Corporate Responsibility, as of 2002, information and indicators regarding sustainability have been incorporated into the Report on Operations, which is consistent with the Group’s intention to present financial and non-financial data together.

During 2015, the Group completed the implementation of a new strategy based on creating economic and social value, driving Corporate Social Responsibility towards the concept of Corporate Shared Value (CSV), with the aim of linking economic and financial results to the social progress created by responding to the needs expressed by the communities in which the Group operates.

The new approach adopted by Telecom Italia therefore defines a different way to respond to the social needs expressed by stakeholders, as well as the economic ones of the Company based on an awareness that there can be no long-term economic development unless it guarantees an improvement in social welfare and the protection of natural resources at the same time. The latter consideration is particularly relevant for Telecom Italia and the ICT sector in general, especially where digital technologies are concerned, as these are increasingly emerging as a key factor for the country’s economic and social growth.

The culmination of this process is the integration of the sustainability as part of their overall corporate strategy, turning it into a vehicle for creating economic and social value. Telecom Italia’s activities respond to the objective of providing the country with innovative infrastructure, IT skills, products, services and ICT solutions that meet the needs of society. Furthermore, the Company is strengthening this commitment through its active contribution to achieving the country’s digitisation objectives as defined in the Italian Digital Agenda, developed by the Italian government by transposing the directives set out by the EU in the European Digital Agenda.

A focus on innovation and investments in new infrastructures and technologies also characterizes Telecom Italia’s activities in Brazil, through its subsidiary TIM Brasil which, by investing in next generation infrastructure for broadband penetration, has played an important role in the digital inclusion process, responding to a strong social need in the country.

REFERENCES AND GOVERNANCE

The Group operates with the conviction that business activities must be conducted in a way that considers the expectations of stakeholders, in keeping with the principles established by internationally recognised standards. In defining and implementing its sustainability strategy and programmes, Telecom Italia is inspired by the guidelines issued by the main global guidance and standardisation organisations in the field of Corporate Responsibility.

In 2002, Telecom Italia subscribed to the principles of the main point of reference at the global level, that is, the Global Compact, which was launched in 2000 by the UN to promote the respect for human rights and working standards, the protection of the environment and anti-corruption practices. In 2015 the Group published the Human Rights Policy and started raising awareness on the subject in the Domestic BU.

The system of sustainability management also takes into account the principal reference regulations and international standards:

•	European Commission directives, recommendations and communications;

•	the OCSE guidelines directed at multinational enterprises;

Management report	Sustainability	119

•	the ISO 9000 and ISO 14000 certificates governing Quality and Environmental Management Systems;

•	principles of the International Labour Organization (ILO) Conventions on respecting the fundamental rights of workers;

•	the Social AccountAbility 8000 standard (SA 8000), aimed at promoting respect for human rights and working conditions by companies and their supply chains;

•	Sustainability Reporting Guidelines of the Global Reporting Initiative, version G4, comprehensive option;

•	AA1000 AccountAbility Principles Standard (APS 2008) drawn up by AccountAbility, an international organisation which promotes collaboration between stakeholders, and lays down standards and guidelines on matters of sustainability. The APS 2008 establishes the principles that a company must respect in order to qualify itself “responsible” (accountable);

•	ISO 26000 guidelines for private and public organisations of all sizes.

The Group’s Corporate Governance system is founded on the central role of the Board of Directors and the independent administrators, the transparency of management decisions, the effectiveness of the Internal Control System and on the strict regulations on potential conflicts of interest. The Internal Control System includes the Organisational Model pursuant to Legislative Decree No. 231 of June 8, 2001, aimed at preventing offences such as corruption, extortion and corporate offences.

Sustainability is subject to the supervision of the Committee for Control and Risks, which ensures the consistency of actions carried out by Group companies and Fondazione Telecom Italia with the principles of the Group’s Code of Ethics and Conduct and with the values adopted by the Group. The Committee also monitors the development of laws, regulations and best practice regarding sustainability.

PLACEMENT IN THE INDEXES

Sustainability indexes are stock indexes in which securities are selected on the basis of economic-financial, social and environmental parameters. The selection process is carried out by specialised rating agencies that assess companies on the basis of publicly available information, questionnaires, and the opinions expressed by the media and stakeholders in general. Inclusion in these indexes is an important achievement for companies because of the positive effects on their reputation and because, in addition to the pension funds and ethical funds, an ever increasing number of investors favour these sustainable companies, considering them to be less risky and to have better performances in the medium to long term.

Its involvement in the assessment process is also a useful time for the Company to reflect on the results achieved as the indications given by rating agencies are carefully considered in planning future improvement actions.

In 2015, Telecom Italia was included for the twelfth year running in both the sustainability index categories of the Dow Jones (Dow Jones Sustainability Index World and Europe) and for the second time running in the Climate Disclosure Leadership Index (CDLI) of the Carbon Disclosure Project (CDP).

Telecom Italia has been included in the Financial Times Stock Exchange for Good (FTSE4Good) Global and Europe series since its inception.

The Group is also included in the following indexes:

•	Euronext Vigeo:

•	Europe 120

•	Eurozone 120

•	STOXX® Global ESG Leaders Indexes:

•	ESG Leaders

•	ESG Environmental Leaders

•	ESG Governance Leaders

•	ESG Social Leaders

Management report	Sustainability	120

•	Ethibel Sustainability Indexes (ESI):

•	Excellence Europe

•	Excellence Global

•	ECPI Indexes:

•	ECPI Euro Ethical Equity

•	ECPI EMU Ethical Equity

•	ECPI Global Developed ESG Best in class Equity

Telecom Italia, finally, is classified as “prime” in the OEKOM rating and “industry leader” by the Sustainalytics report.

Tim Participações, the listed holding company of the TIM Brasil Group, has had its position confirmed in the ISE (Índice de Sustentabilidade Empresarial) index, managed by BM&F Bovespa (the São Paolo stock exchange) together with the Brazilian Environment Ministry and other financial sustainability organisations.

REPORTING

The Sustainability Report has the same consolidation scope as the Consolidated Financial Statements, except for some information, highlighted in the text or associated with environmental performance1.

In accordance with the triple bottom line2 approach, the company’s economic and financial data has to be shown together with the environmental and social results. The overall analysis of company performance including all three dimensions provides stakeholders with complete and comprehensive information and allows interests to be balanced in a way that guarantees the success and survival of the company in the medium and long term. For this reason, as of 2002, the Group has integrated the sustainability data in the Consolidated Financial Statements, in fact preceding the application of European Directive 51/2003, which was transposed in Italy by Legislative Decree No. 32 of February 2, 2007.

The Sustainability Report, which is drawn up for every calendar year, complies with the same deadlines as the Group’s Annual Financial Report and uses a multi-stakeholder approach, involving the joint analysis of actions taken in respect of the main stakeholders with whom the Company interacts.

This is drawn up according to a system of indicators (KPI - Key Performance Indicators) which measure the company’s performance and the degree of achievement of objectives previously established for areas in which the Company has major impact.

The KPIs are defined on the basis of:

•	the analysis of the Global Reporting Initiative (GRI), an international organisation which develops universally applicable guidelines for drawing up sustainability reports;

•	the demands received from stakeholders;

•	the questionnaires sent out by the leading rating agencies for the purpose of confirmation of the inclusion in the stock market sustainability indexes;

•	the experience the Company has gained in the field of sustainability in almost 20 years.

The KPIs are managed on a dedicated application system that uses the same platform used for financial reporting and controlling.

[1]	Environmental performance includes information relating to companies that fulfil the following two criteria: more than 300,000 euros in turnover and more than 40 employees. Furthermore, if the number of employees is within 5 units of the latter limit, above or below, in order to mitigate the effects of variations in the number of employees between one year and the next which, however small, would lead to the inclusion or exclusion of some companies from the consolidation scope, the CSV Function will make the appropriate decision. On this basis, Telecom Italia San Marino and Telecom Italia Trust Technologies Srl have been kept in the consolidation scope, despite having slightly fewer than 40 employees.
[2]	This approach was defined for the first time by John Elkington in 1994 in the article “Towards the sustainable corporation: Win-win-win business strategies for sustainable development”. California Management Review 36, no. 2: 2: 90-100.

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Reporting standards

The Sustainability Report of Telecom Italia is based on the Sustainability Reporting Guidelines of the GRI, G4 version, comprehensive option, and the principles (inclusivity, materiality, responsiveness) of the AA1000 AccountAbility Principles Standard (APS 2008), adopted as of the 2009 Financial Statements.

The adherence of Telecom Italia’s Sustainability Report to the AA1000 and GRI G4 standards, comprehensive version, is verified by PricewaterhouseCoopers, independent auditor.

MATERIALITY ANALYSIS

Identification of relevant topics

As stated in the “Guidelines for updating the Telecom Italia materiality analysis” an assessment of the validity of the issues that emerged the previous year was carried out. This activity involved a specific comparison with various national and international1 sources of information, both public and private, inside and outside the Group and a comparison with sector practice benchmarks.

At the end of this initial screening, Telecom Italia was able to draw up a list of relevant topics representing the following macro areas:

•	direct and indirect economic impacts;

•	business ethics and promotion of human rights;

•	responsible management of the supply chain;

•	risk management and Public Policy;

•	market position and customer protection;

•	responsible management of human resources, promotion of diversity, equal opportunities and the health and safety of workers;

•	compliance with national and international regulations;

•	initiatives for local communities;

•	responsible management of energy resources and waste.

Assignment of priorities

The assignment of priorities among the topics emerged, led to the identification of the material issues to be disclosed.

During this phase, Telecom Italia assessed the importance of the topics from an external and internal viewpoint. The latter was provided by the main departments of the company following a precise assessment of the topics for analysis.

The updated assessment of relevance from an external point of view was produced by a specific stakeholder listening activity. At the 2015 multi-stakeholder forum, which involved over 30 representatives of the main external stakeholder categories (customers, suppliers, institutions, competitors, the environment and the community) and internal ones (shareholders and human resources), the participants were presented with material issues for the Company’s strategy in order to identify an order of importance2. The stakeholders, subdivided into theme-based working groups based on their interests and skills, expressed their views regarding the matters discussed by their working group. The use of parametric qualitative and quantitative scales ensured the uniformity of the assessment.

[1]	For example: “Digital Economy and Society Index of the European Union, the Polytechnic of Milan’s Digital Agenda Observatory reports, the “Fair and Sustainable Welfare in Italy - 2014” report promoted by the National Council for Economy and Labour and ISTAT.
[2]	In preparation for the forum and for a better understanding of the topics discussed, each participant was given an information folder.

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The analysis of the results produced the data needed to determined the “stakeholder relevance” dimension of the materiality matrix.

The health and safety of workers and staff management may appear to be material issues only for Human Resources stakeholder. In actual fact, these issues directly involve government local offices and the communities where the Group operates and indirectly all the stakeholders who come into contact with the Group’s people.

The materiality analysis has highlighted issues relating to the defence of Human Rights among those regarded as material by the Company’s stakeholders. This result, which may seem surprising for a telecommunications operator that works in countries considered to be at low/medium risk of Human Rights violations, is based on two sets of reasons:

•	the public outcry caused by Human Rights violation incidents, which can seriously affect business reputation;

•	the very broad meaning given to the concept of “human right” by Telecom Italia, which includes not only basic Human Rights, such as the right to fair remuneration, non-discrimination, freedom from forced/compulsory/restricted labour, etc., but also rights associated with the information society, therefore the right to access information, the right to freedom of expression (in particular online), and the right to have one’s privacy and safety protected online, are clearly material issues for a telecommunications company.

In order to ensure that Human Rights are respected in its operations, Telecom Italia has adopted a policy on Human Rights in the Group, available on both the intranet and at www.telecomitalia.com. In addition to the policy, it has organized a classroom information and training course and prepared an online course available on the e-learning platform. In 2016 a Portuguese version will be prepared for the Brazil BU.

Validation and Review

The issues and the whole materiality analysis process were validated by the Corporate Shared Value department, with the support of SCS Consulting to determine perceptions by participating in the working groups and sharing the results among the forum participants. The topics identified in the matrix correspond to three areas of intervention which contribute to the creation of value for the Company and the sectors in which it operates, in response to the social needs and objectives of the Italian Digital Agenda:

•	Digitisation, connectivity and social innovation;

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•	Digital culture;

•	Environmental protection.

The review phase is due to take place as a preparatory stage prior to the next reporting cycle, with the aim of submitting the results of the analyses carried out, updated in the following year, to specific stakeholder engagement activities.

ECONOMIC VALUE GENERATED AND DISTRIBUTED

The economic value generated and distributed to stakeholders is shown below.

(million euros)	2015	2014
Direct economic value generated
a) Total revenue and operating income	20,005	21,974

b) Interest payable and dividends paid	216	228

c) Net gains (losses) on disposals of non-current assets	336	29

d) Direct economic value generated (a+b+c)	20,557	22,231

Economic value distributed
e) Operating costs	9,296	9,951

f) Employee costs	3,589	3,119

g) Shareholders and providers of capital	2,291	2,259

h) Taxes and duties	532	852

i) Economic value distributed (e+f+g+h)	15,708	16,181

Economic value retained (d-i)	4,849	6,050

Telecom Italia Group – Contribution to the community

(million euros)	2015	2014
Distribution of contribution*
Charity	0.3	0.9

Investments in the community	17.6	7.1

Initiatives in the community	9.4	14.5

Total	27.3	22.5

(*)	The Telecom Italia Group’s contribution to the community is calculated according to the London Benchmarking Group (LBG) guidelines. The calculation has been done using management data partly based on estimates.

More than 150 major international companies subscribe to the LBG, which was founded in 1994 and is the global gold standard for the classification, measuring and representation of voluntary contributions made by companies in favour of the community.

In line with the LBG model, the contributions paid out have been subdivided into three categories: donations, investments in the community, initiatives for the community. In the first, the charitable spirit prevails, the third includes initiatives that combine a benefit to the community with a commercial interest on the part of the Company. For further information regarding the LBG model and its investment classification criteria on the 3 levels, see the sustainability section of the telecomitalia.com website and the lbg-online.net website.

DIGITISATION, CONNECTIVITY AND SOCIAL INNOVATION

Digital technologies, increasingly a key factor and enabler for the country’s economic and social growth, give Telecom Italia the main role of driver of progress in Italy. Aware of this strategic role, in 2015 the CSV department focused on its commitment to mapping and measuring the shared value generated by the Group as described in the Sustainability Report and on the website www.telecomitalia.com.

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In 2015 Telecom Italia invested around 3 billion euros in innovative infrastructures, and innovative investments amounting to around 7 billion euros are also planned for the three-year period 2016-2018, making it one of the key players to promote the infrastructural and technological development of the country.

The following table shows the percentages of coverage as of December of the past three years.

Description	2015	2014	2013
ADLS Coverage (*)	99.10	98.75	98.40

UMTS and HSDPA coverage (**)	96.00	96.00	87.50

LTE coverage (**)	>88.00	77.00	49.00

Next Generation Plan (fixed telephony) cover (***)	>42.00	28.10	16.80

(*)	The percentage refers to fixed Telecom Italia telephone lines.
(**)	The percentage refers to the residential population. Coverage values are subject to change based on ISTAT and urbanisations updates.
(***)	The percentage is determined by the ratio between the number of properties connected with “cabinets” reached by access optical fibres (or which can be served directly from an exchange if within acceptable distances) and the total number of properties that have or have had active telephone lines in the past.

The Company thus acts as an “enabler” in the creation of a digital ecosystem to create positive synergies for development. The contribution the Group makes towards growth doesn’t stop at infrastructure projects but ranges from digital solutions for government local bodies to cloud services for businesses, digital platforms for healthcare, applications for people with disabilities to technologies for reducing energy use by cities and companies.

To make its role even more effective, Telecom Italia has developed important partnerships with schools, universities and research centres for the targeted and functional dissemination of knowledge and technological skills, again from the perspective of continuous value creation.

The economic effects of broadband and ultrabroadband networks on growth and employment

The spread of broadband and ultrabroadband networks is a boost for the economic growth of countries. The CSV department has estimated the contribution generated by the investments made by Telecom Italia on both the growth of the national GDP and the employment impact. The impact measured on the GDP is around 1.9 billion euros (0.12% of the 2014 GDP) while the impact measured on the jobs that can be potentially activated is over 22 thousand1.

Many studies attest to the positive impact of broadband on GDP. The most reliable estimates, as shown in an International Telecommunication Union (ITU) report, indicate that a 10% increase in broadband coverage generates economic growth of between 0.25% and 1.38% of GDP.

Various studies2 demonstrate that ultrabroadband networks have a positive effect on economies. Better results are definitely achieved when the investment plans of private operators are accompanied by public initiatives aimed at extending coverage and therefore increasing the benefits for all citizens.

Quality of service and Customer Satisfaction

The progressive global digitisation and the dissemination of social media are radically changing the way in which the consumer constructs and manages relations with the brands. Understanding and

[1]	Sources: the aforementioned calculations used the “Impact of broadband on the economy, International Telecommunication Union, 2012 - National Broadband Plan in Germany”; Katz et al. (2010). In particular, the value of 1.9 billion euros is made up of 1.3 billion deriving from the multiplier (0.93) which expresses the GDP euros generated for each euro invested for the creation of the UBB network and includes direct (generated by the companies that build the network), indirect (generated by supplier companies) and induced impacts (generated by greater consumption deriving from direct and indirect impacts). The impacts on the GDP deriving from the deployment of the broadband and ultra broadband network (fixed and mobile) amounting to 662 million euros, are calculated using the multiplier (0.025) which estimates the external effects generated by the implementation of the network. Similar criteria are used to estimate the impact on jobs and the details are reported in the Sustainability Report.
[2]	Analysys Mason and Tech 4i2, BCG for ETNO; both in 2013. Other details in the Sustainability Report.

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measuring customer expectations and adopting a culture of continuous optimisation are the drivers that make it possible to offer customers the best possible experience, confirming their central role, to the benefit of economic sustainability, loyalty and positive word of mouth.

In this context, the Company has developed an extensive system of listening to detect Customer Satisfaction, which is structured into “hot” and “cold” surveys. The first aim to detect quality perceived immediately after an event and/or specific contact with the Company (e.g. installation of a service, purchase of a product and/or service, call to customer service, repair of a failure). These continuous or regular surveys are mainly carried out through automatic channels. “Cold” surveys carried out independently by a specific event, enable customer satisfaction to be detected in terms of competitiveness too. This scope includes the monitoring of the Customer Satisfaction Index (CSI) - which adopts international standards (ACSI, American Customer Satisfaction Index) - to detect the perception of quality on the main satisfaction indicators of the various customer segments and competitors.

Under the scope of the continuous evolution of investigations, the Group has begun experimenting with new methods of listening with a view to Customer Experience Management (CEM) in order to better understand the customer experience and obtain indications to improve processes.

The introduction of new methods has entailed a change in the questionnaires and channels used for the interviews, as well as considering new indicators. Of these, the most relevant is the Net Promoter Score (NPS) based on international standards and which is used in different industrial sectors. The NPS is based on the potential recommendation of the operator in relation to the experience accrued. On a scale of 0 to 10, “promoters” are customers expressing votes of 9 or 10 “detractors” are those providing a score of 0 to 6, whereas the rest of the customers are considered as “passive” and are not countered towards calculating the NPS. he NPS is calculated as the difference between the percentages of “promoters” and “detractors”. In 2015, for example, the NPS begun to be monitored of customers talking with the telephone assistance service, with very positive results indeed (NPS more than 10).

In the same way, the monitoring of CSI has also evolved in terms of Customer Experience and has been extended to the new services (e.g. LTE and fibre). In order to reconstruct the trend of past years, records were taken in a parallel fashion to normalise the values.

Monitoring the CSI has earned certification of conformity with standard UNI 11098:2003 and has been included in the managerial (management by objectives) and collective (result premium) incentive systems.

The CSI values of Telecom Italia by segment are shown below.

Customer segment

	2015	2014	2013
Consumer	76.84	76.45	75.79

Small Enterprise	67.29	66.89	66.35

Large/Medium Enterprise + Vertical	73.22	72.01	71.67

Totals	74.29	73.66	73.15

Average satisfaction is measured on a scale of 0-100, where 0 means “not at all satisfied” and 100 means “completely satisfied”.

TIM Brasil carries out two types of nation-wide customer satisfaction surveys by means of interviews:

•	the TIM and competitors’ consumer customer survey, conducted twice a year (May and November) on a “reflective” basis, measures the customer’s general perception of the Company e.g. sales structure, call centre, network coverage and quality of the network (also as regards the Internet connection), technical support, the price of services, promotions, billing;

•	the call centres survey, conducted once a month on a “reactive” basis, with the involvement of TIM customers (consumer and business) who have contacted the call centre in the previous 15 days.

	2015	2014	2013
Consumer Customer survey (*)	7.29	7.54	7.92

Consumer Mobile Telephony Call Centre Survey(**)	7.25	7.30	7.47

Business Mobile Telephony Call Centre Survey(***)	7.24	7.16	7.15

(*)	Average index, on a scale of 0 to 10.

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(**)	average mobile consumer customer satisfaction index on a Scale of 0 to 10.
(***)	Average mobile business customer satisfaction index on a scale of 0 to 10.

Customer Satisfaction within incentives schemes

Telecom Italia’s managerial incentive systems include many targets associated with customer satisfaction and experience, in keeping with the business plan for the current period. This target is measured through the Customer Satisfaction indicators monitored through periodical surveys. For 2015, the managerial incentive system envisages an objective based on the CSI structured over two separate clusters of customer segments, identified on the basis of the positioning with respect to the competitors. The purpose of this segmentation is to pursue different improvement objectives according to the segment.

Specific targets associated with quality parameters and consistent with the criteria established for corporate and segment Customer Satisfaction indicators have been established in the collective incentive systems for Telecom Italia staff. Finally, specific objectives associated with Customer Satisfaction have been set in the collective incentive scheme - known as CANVASS - which involves some of the staff in the Customer Care and Open Access departments.

Sustainability initiatives in the supply chain

In 2015 the implementation of the new process that defines the activities aimed at improving the sustainability of the supply chain continued with a more comprehensive system of elements used to assess the sustainability of suppliers during the qualification stages, incoming quality and vendor rating. In particular, the suppliers were classified according to the potential risks associated with their sustainability performance, carried out using a specific method that considers the social-environmental and business continuity aspects associated with the procurement markets in which they operate. For this reason, the procurement markets (i.e. procurement categories homogeneous among themselves) have been classified in accordance with parameters such as:

•	the geographical areas of reference and the risks connected with them;

•	the potential impact on the environment and on the society of the suppliers’ activities and of the products/services supplied throughout their entire life cycle, including risks relating to violations of human, employment and environmental rights;

•	the impact on the reputation of Telecom Italia as a customer.

A matrix has therefore been created which, by relating the spending associated with the specific purchase market to the risk index calculated on the basis of the parameters listed, has allowed purchase markets to be divided into four classes, identifying those most critical from the point of view of sustainability and economic impact. Suppliers belonging to the classes at greatest risk are the subject of sustainability audits carried out by Company personnel or by personnel from third party companies specialising in the sector. These audits will be repeated periodically to monitor the implementation of corrective actions and, if the results are positive, in order to verify that the standard of performance found is being maintained.

In 2015, all suppliers of the Domestic BU have been assessed to consider the social/environmental risk; 40 were considered to be at greatest risk (-31% as compared with 2014 and + 33% on 2013). 20 purchase markets and suppliers operating in the following geographical areas are considered to be at greatest social risk: Asia, Central and South America, North Africa and Eastern Europe.

The self-assessment questionnaire, prepared in 2014, was submitted during the qualification phase to new suppliers belonging to the highest risk purchase categories in terms of sustainability. Suitable refresher campaigns were also delivered for suppliers previously qualified. Periodically updated based on the results and evolution of the qualification process, the questionnaire was developed according to the main requirements of the relevant responsible corporate management standards relating to respect for ethical values and to safeguarding the environment (including SA 8000, Global Compact

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and ISO 14001) and to the best industry practices. The self-assessment sustainability questionnaire is integrated into the application that handles the supplier qualification process, which automatically extended it to all new suppliers operating in markets where sustainability is considered to be at risk. Suitable refresher campaigns were mounted for suppliers previously qualified in Telecom Italia’s supplier register. The results of the questionnaire will make it possible to refine the risk matrix described above. In 2015, a self-assessment questionnaire was sent out in Brazil on matters of sustainability to suppliers whose orders exceeded one million reais, thereby involving 18% of the total number of suppliers. At end 2015, responses had been obtained from all suppliers involved, a total of 357. The results will help direct future selection processes.

In October 2015, the ISO 9001:2008 certificate of conformity of the “Quality Management System” was confirmed for the Purchasing and Service Center Logistics Departments under the responsibility of the Business Support Office, with specific recognition for the initiatives taken in the field of sustainability. This initiative has led to the mapping of 23 department processes with the identification of 117 performance indicators that permit the monitoring and improvement of the administration of services supplied to internal clients and suppliers.

The application of the green procurement policy, which contains guidelines for defining the environmental requirements of products/services purchased, continues to be an integral part of the procurement policy. The policy covers all stages of the product life: design, production, use and end of life. Published on the “Vendors Hub” supplier portal of Telecom Italia and in the sustainability section of the telecomitalia.com website, the document helps to orient purchasing policies towards low environmental impact products and services.

Some questions on the annual satisfaction survey relate to the green procurement policy and to principles relating to human and employment rights, as well as on their implementation by suppliers, with a view to increasing the involvement in matters of sustainability.

Supplier sustainability performance

Activities intended to verify the sustainability performance level of common suppliers and sub-suppliers continued in 2015 in the framework of the Joint Audit Cooperation (JAC) initiative, in accordance with the Memorandum of Understanding signed at the end of 2009 by Telecom Italia, Orange and Deutsche Telekom. In 2011, Proximus, KPN, Swisscom and Vodafone Group signed up to the memorandum, followed by Telenor and TeliaSonera in 2012 and Verizon in 2013.

The JAC objectives are:

•	to verify the sustainability of the most important suppliers/sub-suppliers that are common to the members of the JAC, with production plants located in geographical areas with a significant degree of socio-environmental risk. The checks are carried out by means of audits conducted by third parties using a specific method developed by the JAC members themselves, who share the results of the verifications;

•	to contribute to the increased sustainability of suppliers/sub-suppliers involved by devising and implementing corrective actions and ongoing improvement programmes, establishing long-lasting and mutually beneficial cooperation with them in terms of efficiency, productivity and risk reduction in the supply chain.

Between 2010 and 2015, thanks to the gradual increase in the number of members of JAC, 209 audits were carried out – including 61 in 20141 alone - in production plants (suppliers and sub-suppliers) located in Asia, Central and South America, North Africa and Eastern Europe. The checks were carried out through international specialised companies selected by competitive tender and related to a total of more than 600,000 workers. The suppliers included in the audit campaign belonged to the user devices and appliances, network appliances and IT equipment production sectors.

For all the non-conformities encountered, specific corrective action plans were drawn up that included resolution procedures and timetables amongst others. The implementation of these plans is monitored on a constant basis by the JAC members.

[1]	52 of Telecom Italia suppliers, of whom 23 in 2015 alone.

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Supplier involvement initiatives

Use of the suppliers’ portal (Vendors Hub), launched at the end of 2011 to improve communication and optimise operational processes by applying social networking systems to the business context, is now well established. The portal now includes around 3,500 enabled vendors on the application platform.

The portal allows suppliers to access a private area to view important data and events connected to their relationship with Telecom Italia and manage all their own details, thus improving the smooth operation and transparency of the relationship. The Vendors Hub also includes a public area containing information for potential suppliers. Documentation is exchanged electronically thereby reducing the environmental impact resulting from the use of paper and from transporting and storing documents.

For the ninth consecutive year, the Group’s main suppliers have been involved in the survey on satisfaction with the Purchasing department and, more generally, with Telecom Italia. The online questionnaire, consisting of 28 questions, remained active for 3 weeks. The analysis involved 1,078 active suppliers in the Vendors Hub, with a participation rate of 59.1%, higher than the one recorded in previous editions and around 4.2% higher than the one achieved in 2014. The overall assessment of the supply relationship with the Group achieved a score of 81/100, having improved by 3% compared to 2014. The positive satisfaction rating achieved in previous surveys was therefore confirmed.

Social innovation initiatives

By way of example, here are some of the projects carried out in 2015 in response to the needs of the Community using the technologies that underlie the provision of services by Telecom Italia.

•	Fund raising: for over ten years, Telecom Italia has been a key player in the solidarity chain associated with humanitarian, scientific or environmental projects which it supports by allowing people to make a donation of 1 or 2 euros by sending a text message and of 2, 5 or 10 euros by calling a dedicated free number from a land line.

•	Of the 100 numbers intended for the voluntary sector, 20 are shared with other operators, of which 2 are for emergencies. The amounts collected are returned in full, with no withholdings applied by either the tax authority or the Company for the costs incurred.

•	In 2015, “Dono per...” was established, a limited liability consortium company founded by Telecom Italia, Vodafone Italia and Wind; the company will deal with all initiatives for the raising and distribution of funds for charity as well as loans to political parties or movements, as envisaged by the new legislation. The company is a non-profit organisation and, therefore, any operating profit will be used for social projects. The Consortium is open to adhesion by other telecommunications operators. Operations are expected in 2016.

•	WithYouWeDo: the recent crowdfunding platform receives requests for donations from public and private entities intending to implement projects in the fields of social innovation, environmental protection and digital culture. In order to promote crowdfunding, in addition to making the technological platform available as necessary for on-line collections (withyouwedo.telecomitalia.com), the Company also undertakes to contribute 25% (up to a maximum of 10,000 euros) towards the financing of projects that reach their collection target (8 in 2015 for the sum of around 54,000 euros) and supports, in communication terms, both aspiring designers (approximately one thousand are involved in the tour that involved 13 Italian cities in 2015) and projects selected to enter the platform, also through a partnership with a national radio broadcast.

•	Digital Champions Association which sees Telecom Italia as the founding member. The Digital Champion, a position created by the European Union in 2012, is an innovation ambassador, appointed by each Member State of the European Union and the European Commission to promote the benefits of an inclusive digital society. The project involves the appointment of a Digital Champion for each municipality in the country to represent European authorities across the country. The joint projects between Telecom Italia and the Association are: Italiani.Digital a true online help desk to answer questions Italians have about digital technology, #DigitalDays on e-billing and Digital Championship, a digital talent show to bring out the country’s digital talents.

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RESEARCH AND DEVELOPMENT

Telecom Italia operates the biggest fixed voice and data infrastructure, covering the whole of Italy, and provides one of the country’s most extensive and advanced mobile network platforms.

During 2015 there was a significant increase in the speed of investments made by Telecom Italia in Next Generation Access Networks. This was made possible in particular by technological innovation, which fundamentally changed the reference scenario. In the meantime, mobile network coverage of the whole country with the new 4G/LTE standard, a significant evolution in response to the growing demand for high speed data, has almost been completed.

Telecom Italia has launched its own evolution route by which to gain standing as a supplier of services and platforms, and not just connectivity. This route envisages two parallel lines of action:

•	on the one hand, the acceleration of the development of enabling platforms, namely fixed and mobile ultrabroadband, data centres, big data and IT;

•	on the other, the enrichment of connectivity with innovative digital services towards the development of a digitised society and an automated industry (industry 4.0).

The technological and business innovation is therefore increasingly confirmed as a central element of the Company’s strategy in order to respond to the change in the technological, market and competitive context.

Internally, Telecom Italia has strengthened the Company laboratories, bringing alongside the traditional Research and Development centred on infrastructures, a focus on digital innovation, also with a view to supporting the evolution of a demand that has increasingly varied, sophisticated characteristics and which is met by the activities of the Innovation Centre.

The digital innovation is based on a paradigm of open innovation that is realised by accompanying the internal generation of ideas and development routes with the generation of ideas and development paths coming from outside the Company. In these terms, Telecom Italia has reviewed and renewed its relations with the universities, financing over 100 PhDs, sponsoring Master’s degree courses and chairs in market innovation. Again on the academic front, the Joint Open Labs, research laboratories that propose a new way for industry and universities to work together, have been created. These laboratories stem from agreements on specified fields of scientific and technological interest and “live” inside the university campuses (Trento, Turin, Milan, Pisa and Catania). In the last three years, these public-private partnerships have enabled Telecom Italia to obtain 5 million euros in European funds for research, in addition to 2 million euros received from the universities with which it collaborates.

In addition to open innovation, the digital innovation is hinged on another important cornerstone: co-innovation, a development model that envisages the full optimisation of the ecosystem of stakeholders and strategic partners of the Company as bearers of innovation on the market. Through the application of “two-sided” models, Telecom Italia creates a common framework of interaction (e.g. platform) from which two different user groups can gain mutual benefit, thereby creating further value.

Telecom Italia has expanded upon the Working Capital activities (TIM #Wcap), the business accelerator that, over the years, has become best in class in Europe. After a début as a programme designed to support research and business projects, since 2013 TIM #Wcap has opened four accelerators located at key points in the Italian digital innovation: Rome, Milan, Bologna and Catania. In the last two years, Telecom Italia has started 25 collaboration activities with start-ups from TIM #Wcap, which have generated turnover for the young businesses and represent successful open innovation models for the Group. Moreover, and again in the last two years, 215 jobs have been created thanks to TIM #Wcap. Starting from TIM #Wcap, Telecom Italia has débuted in seed investment, launching TIM Ventures, the Group company created with the aim of investing in options or share capital in the most innovative start-ups in the Digital, Internet, Mobile and Green ICT sectors. In just one year of activity, TIM Ventures has already invested in 12 start-ups and is mentioned amongst the most active European VC investors in 20151.

[1]	Source: Venture Pulse Q2’15 – KPMG and CB Insights.

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In Italy, the Company employs approximately 1,300 resources in engineering, technological innovation and service activities. Investments in innovation and transformation amount to 1.7 billion euros, equating to 44% of total investments on the domestic market.

Innovative services for the public sector

In the context of public sector services, in accordance with the Italian Digital Agenda (ADI) and European Directives, in 2015 Telecom Italia consolidated and streamlined its offer of Smart Services (a range of services for energy efficiency and digital services in urban areas), Urban Security (new services dedicated to security, the environment and optimal energy management) and Digital School. The aim is to promote the “smart city” (Smart City) model to improve quality of life by developing innovative digital services to ferry communities towards a Smart Community model (as described in the Digital Agenda) that enables new forms of cooperation between citizens and public authorities.

As regards the innovation of business, Telecom Italia aims to supplement its offer of connectivity with new innovative services that satisfy the new digital needs of the customer.

In this context, Telecom Italia is overseeing the various areas of digital services, namely Enriched Communication, Trusted Digital Life, Business Life, Indoor Life, Mobile Open Life, Digital Entertainment and Big Data; below is a summary of some of the main projects that Telecom Italia has developed or is developing in these areas:

•	Smart Green: this is the assessment of innovation projects connected with the environment and potential partnerships with the local government offices for the monitoring of air in public offices and urban areas, using networks of sensors connected to the Telecom Italia Cloud.

•	Social Reading: under this theme, the shared reading app for schools has been further developed and accompanied by a shared reading solution for Italian libraries, which makes it possible to share comments and viewpoints about the book borrowed.

•	Solutions for “good schooling”: as part of the collaboration between Telecom Italia JOL in Turin and the Regional Education Department of Piedmont, a training course was held for secondary school teachers to teach them how to use the Open Source ROS (Robot Operating System) framework.

•	Digital tourism 2.0: “Virgil, robot a corte” is a project designed to optimise Cultural Heritage, developed by the Telecom Italia JOL in Turin, the Regional Directorate of Cultural Heritage for Piedmont, Museum Hub and with the collaboration of the Turin Politecnico University Department of Architecture and Design. The aim is to provide the museum guides with a digital tool that enables them to show visitors part of the heritage that is otherwise inaccessible and, above all, place this environment in the centre of a network of interconnected tourism sites thanks to the Telecom Italia data network.

•	Smart Home: under the scope of the JOL in Milan, in collaboration with Milan Politecnico University, new technologies and services are being tested for future smart spaces. In the smart spaces, Internet technologies, proximity wireless connections and smart and wearable objects are being studied and used to create new ways of interacting and communicating between people, objects and physical spaces themselves.

•	Friend TV (Innovation Centre): the latest versions of FriendTV for smartphones and tablets continued to be available in the Apple and Android app stores. FriendTV is a guide for the main television channels, strongly integrated with social media, which allows users to participate in real time in the most highly commented programmes on the Web.

•	Big Data: in this regard, Telecom Italia has launched an evolutionary process based on various different project “activities” within which several initiatives were already started, and completed with the development of the first “internal” applications, the launch of the first services for the business market on anonymous data, and the first projects aiming to increase the ecosystem of partners, also enriching internal skills.

•	One of the Open Innovation initiatives was the second Telecom Italia Big Data Challenge1, which brought together over 1,000 participants from around the world to discuss the creation of smart city projects using large amounts of geo-referenced data.

[1]	www.telecomitalia.com/bigdatachallenge

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•	Smart City App - EXPO 2015: Milan developed the subject of “Feed the Planet, Energy for Life” starting with the creation of a Digital Smart City through which all participants had the most innovative technologies available, able to enhance the experience connected with the visit. Telecom Italia has developed and tested, according to the most modern criteria, the entire ICT chain that required the use of dedicated resources with a high technological standard. These are some of the main infrastructural elements prepared for the event:

•	development of the fibre optic network running for more than 300 km in length and able to connect more than 120 pavilions and more than 15,000 holders;

•	coverage of the entire area with a latest generation mobile network with more than 50 dedicated outdoor and indoor antennas able to serve more than 250,000 visitors at the same time;

•	management of the “Fully Cloud” event with 450 virtual servers managed in two data centres, with almost 100 applications managed and more than 100 terabytes in dedicated storage;

•	complete digital system for information, ticket purchases and visitor entertainment;

•	capillary network of on-site devices for information and visitor entertainment (more than 100 multimedia totem poles and video walls);

•	a command control centre with the integrated management of all technological and logistics operative services, developed according to the new Big Data paradigm;

•	a capillary wi-fi network consisting of approximately 1,800 indoor and outdoor hot spots.

Innovative e-health services

Telecom Italia is actively involved, either alone or in partnership with external partners, in devising and developing healthcare services at national, regional and local level. Designed to improve the Italian health service and the quality and effectiveness of healthcare, the services allow doctors, nurses and patients to carry out many activities remotely.

The main electronic healthcare service applications available or being developed include:

•	value products and services for general practice, aimed at enabling new primary care models and proactive medical services (e.g. screening campaigns managed by general practitioners);

•	legal archiving of digital diagnostic images on the network, with a guarantee of the authenticity and integrity of documents;

•	management of both healthcare, administrative and logistical processes and a patient’s healthcare information throughout the period of hospitalisation;

•	the management and coordination of operational facilities dedicated to emergencies (118) and continuity of assistance;

•	healthcare monitoring (Nuvola IT Home Doctor).

All the solutions comply with the data privacy and transaction security requirements of healthcare processes.

The main electronic healthcare service applications available or being developed include:

•	Nuvola IT Home Doctor: this allows patients suffering from chronic illnesses, or in post-hospital care, to monitor their physiological parameters directly from their own homes or in properly equipped facilities. The benefits of the service are that it improves the patient’s quality of life while optimising costs for the healthcare organisation.

•	Fisio@Home: this is a experimental motor telerehabilitation service which allows medical personnel to remotely monitor the conditions of patients with orthopaedic or neuromotor problems.

•	Cassiel 2.0: the service provides remote assistance is provided to elderly people, monitoring them and receiving alarm signals in cases of emergency.

•	Tele-monitoring of Parkinson’s disease: in this area Telecom Italia has filed two patent applications relating to the upper and lower limbs for patients affected by this disease.

•	WebSensor: is a prototype for remote monitoring of progress in Parkinson’s disease developed with the support of neurologists.

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•	PAPI: is a prototype tested on 30 people aged over 65, suffering from slight cognitive function deficits, for their remote rehabilitation.

Research and innovation in e-security

Telecom Italia is involved in research and innovation regarding cyber security and more generally the security of information and networks. Activities carried out in 2015 included the following:

•	the design of a proprietary platform based on open source technologies for the collection and management of security big data;

•	the study and development of new examination models to be used with visual analysis tools for security Big Data;

•	the study and testing of new approaches for safety analysis and risk management on LTE networks and telco cloud platforms;

•	implementation of various scouting and testing campaigns on innovative security solutions;

•	the pursuit of activities for the security analysis of mobile apps and mobile devices;

•	the collaboration, within the scope and 3GPP1 SA3 SECAM2, for the definition of the security requirements and test methods on devices for 3GPP standard networks;

•	completion of activities in the international projects IST NEMESYS (Information Society Technologies, enhanced NEtwork security for seamless service provisioning in the smart Mobile EcoSYStem) project and CIP (Competitiveness and Innovation framework Programme) Advanced Cyber Defence Center project;

•	the participation, with another 15 partners, in the works of the 5G-ENSURE consortium (5G Enablers for Network and System SecUrity and REsilience), in order to obtain a loan under the scope of the European H2020 programme and study, define and test the security measures and resilience of the future 5G networks, developing a 5G Security Architecture;

•	the development, in the context of ETSI3, of the works of TC CYBER focused on Cyber Security;

•	the continuation of other monitoring and guidance activities in the area of GSMA Fraud and Security Group;

•	the development of cooperation launched in 2013 with EIT (European institute of Innovation and Technology), Digital and the Action Line Guide to Privacy, Security & Trust.

Research and Development in Brazil

In the 2014-2015 period, investments in innovative infrastructure amounted to over 2 billion euros, and the plan for the 2016-2018 period is to invest around 4 billion euros, almost entirely dedicated to boosting the country’s 4G coverage.

In December 2015, the population covered with 4G technology reached 59%, with an increase of 23 pp on the previous year.

At TIM Brasil, R&S is carried out by the Innovation & Technology department, numbering 32 telecommunications engineers, electrics and electronics engineers, IT experts and other technicians of varying origin, competence and experience.

In terms of infrastructures, one important result was the constitution of the Innovation Lab, a multi-purpose test environment based in Rio de Janeiro, which is able to guarantee the assessment/validation of innovative services, products and technologies, certifying their functional efficiency and performance and developing new models and configurations, consolidating the innovation flow.

The 2016-2018 technological plan also envisages the construction of a new Innovation Centre in Guaratiba, in the state of Rio de Janeiro. This new office, which will operate as a national reference point for R&D activities will host technicians and researchers and will be used as an open space of innovation for new opportunities and the development of innovation for the Brazilian

[1]	The 3rd Generation Partnership Project.
[2]	SECurity Assurance Methodology.
[3]	European Telecommunications Standards Institute.

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telecommunications market. The building will be constructed in compliance with LEED certification1 (US Green Building Council) and its development will include the use of other sustainable solutions, such as the reuse of water, alternative energy sources and efficient cooling solutions.

Since 2014, TIM was included in the FINEP (Financiadora de Estudos e Projetos) and BNDES (Banco Nacional de Desenvolvimento Economico e Social) Inova Telecom programme, which encourages Research & Development and innovation for the telecommunications market through the financing of significant projects. BNDES supports TIM in a great many important initiatives, including the construction of the Innovation Centre in the city of Rio de Janeiro, Customer Experience Management (CEM) and the Network Analytics project.

TIM develops synergies and partnerships with some important stakeholders with proven experience in Research & Development, in particular:

•	Telecom Italia Lab (TILAB);

•	Huawei, through the Joint Innovation Lab agreement: a joint initiative that encourages strategic collaboration in which both companies undertake to pursue and develop shared opportunities in terms of the expansion of the telecommunications market, the improvement of the quality of service and the increase in network coverage. This initiative supports the study and validation of new technologies, devices and services;

•	ZTE, through a partnership focused on fixed access technologies, like the development of GPON2 and G.fast3 services and the exploring of new possibilities of customisation for the Brazilian market;

•	Webradar, through a partnership aiming to explore shared possibilities in the field of Network Analytics, and internet applications;

•	MCTI, CEMADEN and PSI (Planetary Skin), on activities regarding the detection of precipitation through statistical data recorded by radio connections.

ENVIRONMENTAL PROTECTION

The information regarding environmental performance is drawn from management data, some of which is estimated. The data shown below relate to energy use (heating, transport and electricity), atmospheric emissions, use of water, paper and waste production.

Energy

Energy consumption by the Group is presented according to the guidelines proposed by the GRI regarding direct consumption for heating, electricity generation and transport (Scope1, according to the GreenHouse Gas Protocol4) and indirect consumption for the purchase and use of electricity (Scope2).

Heating systems

		Group breakdown by Business Unit (%) and % variation compared to the previous 2 years
		Group	Domestic	Brazil	Media
Energy generated by heating oil	MJ	59,486,649	100%	0%	0%

Energy generated by Natural Gas	MJ	488,602,104	100%	0%	0%

Total energy for heating	MJ	548,088,753	100%	0%	0%

2015 v. 2014		(24)%	(24)%	0%	0%

2015 v. 2013		(31)%	(31)%	0%	0%

[1]	Leadership in Energy & Environmental Design.
[2]	Gigabit-capable Passive Optical Networks.
[3]	G.fast is a DSL standard adopted on December 05, 2014 by ITU-T (the sector of the international telecommunications union that deals with the regulation of telephone and telegraphic telecommunications), which enables transmission speeds of between 200 Mbit/s and 500 Mbit/s. In special circumstances, speed can reach 1 Gbit/s. High speeds can be reached over very short distances (less than 250 metres).
[4]	The Greenhouse Gas (GHG) Protocol, developed by the World Resources Institute (WRI) and the World Business Council for Sustainable Development (WBCSD), defines the standards of reference for measuring, managing and recording greenhouse gas emissions.

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The data in the table shows that in 2015 a significant reduction with respect to 2014 and 2013 can mainly be attributed to the review of the methods for reporting on fuel consumption, but also the climatic conditions that occurred during the year of reference and to real estate rationalisation and energy efficiency.

In Brazil, given the particular climate conditions throughout the year, indoor heating is not used. The Media BU operates the broadcasting business and, as has already been said, it is extremely small compared to the Group as a whole.

Transport1

		Group breakdown by Business Unit (%) and % variation compared to the previous 2 years
		Group	Domestic	Brazil	Media
Energy from unleaded petrol	MJ	53,395,166	19%	80%	1%

Energy by heating oil	MJ	652,677,678	99%	0%	1%

Energy from LPG	MJ	5,182,862	100%	0%	0%

Energy by natural gas	MJ	328,017	100%	0%	0%

Total energy consumption for vehicles(*)	MJ	711,583,723	93%	6%	1%

2015 v. 2014		1%	2%	(10)%	(5)%

2015 v. 2013		(2)%	(1)%	(14)%	(3)%

Total number of vehicles	no.	19,571	95%	5%	0%

2015 v. 2014		(2)%	(2)%	0%	(2)%

2015 v. 2013		(2)%	(2)%	(3)%	(9)%

Total distance travelled	km	308,809,797	95%	4%	1%

2015 v. 2014		2%	3%	(6)%	(10)%

2015 v. 2013		(1)%	0%	(12)%	(9)%

(*)	Represents conversion into MegaJoules of the consumption of unleaded petrol, diesel and LPG (expressed in litres) and methane (expressed in kg).

In general the energy uses for transport and the travel times are slightly up compared to the previous year, and slightly down compared to 2013. In Italy a project is underway to renew the operational fleet, which involved around 1,500 vehicles between November and December 2015.

Consumption figures for electricity used to operate telecommunications and civil/industrial technological plants are shown below.

Electricity procured and produced

		Group breakdown by Business Unit (%) and % variation compared to the previous 2 years
		Group	Domestic	Brazil	Media
Electricity from mixed sources	kWh	772,868,891	19%	77%	4%

2015 v. 2014		20%	47%	16%	(1)%

2015 v. 2013		(69)%	(93)%	39%	37%

Electricity from renewable sources	kWh	1,906,970,185	100%	0%	0%

2015 v. 2014		0%	0%	0%	0%

2015 v. 2013		4,774%	4,774%	0%	0%

Total electricity	kWh	2,634,839,076	78%	21%	1%

2015 v. 2014		5%	2%	16%	(1)%

2015 v. 2013		10%	3%	39%	37%

[1]	The data shown in the tables and graphs relating to transport refer to all the Group’s vehicles (industrial, commercial, used by senior managers/middle managers/sales people), both owned and hired. The vehicles, consumption and mileage of vehicles owned or in use by the sales force of Tim Brasil have been included only where usage is significant and continuous.

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Energy use across the Group has risen as a result of the increased volume of traffic and services offered to customers. In particular, the rate of growth is significant in Brazil as a consequence of the expansion in the network and the market.

In 2014, Telecom Italia entered into an agreement, that also covers 2015, to buy guarantees of origin that certify the electricity generated by renewable sources. This explains in the table the big percentage changes in the quantities of electricity used, by type, compared to 2013.

The Group continued with the ongoing research to improve its energy performance by means of

•	recovering energy through organic action, such as: temperature alignment and redefinition of Group policies, improving the efficiency of the existing cogeneration plants and energy stations, recalibration of set-points in multi-system sites, cogeneration refrigeration systems, free cooling and disconnection of obsolete equipment;

•	technological upgrading and distributed generation work, with investments aimed at achieving “less use at a lower cost”, including new free cooling technologies, prioritising air conditioning, lighting of offices and industrial sites, trigeneration plants (including micro plants), geothermal and other renewable sources;

•	communication and involvement measures aimed at the company’s population to make everyone aware of the impact of their behaviour and to emphasise the “enabling factors” that help to save energy and reduce the carbon footprint, defining dedicated roles aimed at guiding the implementation of initiatives to disseminate the results achieved at all levels and promoting a culture of energy-saving and environmental respect within the Company.

In detail, in 2015, the following efficiency measures were implemented:

•	trigeneration: the 3 large co-generation plants and the 3 Plug&Play plants launched in 2014 were brought into operation. Efforts to improve the performance of systems were also put in place to achieve an average rate of operation of 87% for high power plants and 75% for those with power below 600kW (small co-generation);

•	lighting: the plan to replace conventional (neon) light fittings in the main office premises with LED technology and motion sensors has achieved 50% of the initial target of 41,000 lighting fixtures. In line with the expectations, the plan to replace 100,000 traditional light fittings in the fixed network exchanges with LED tubing technology was completed. It is important to point out how the use of a LED tube, which produces a cold light, also permits energy savings on air conditioning;

•	power systems: operations on power stations were completed in accordance with the plans, by both replacing older equipment with new stations with a higher performance, and by retrofitting which led to the replacement of just the rectifier modules;

•	air conditioning systems: works to replace obsolete cooling and air conditioning systems with new higher performance equipment were completed and, in the mobile network area, Dedicated Free Cooling, namely the installation of air ducts directly onto the chassis of a Radio Base Station to extract heat, allowing an even more efficient use of Free Cooling and the air conditioner;

•	DPC: in 2016 optimization works will continue in the Data Centres identified following energy audits;

•	Trials:

•	the CAGE project: the testing of the CAGE system on a site in the Milan area was finalised with the creation of a row of exchanges for 7 incremental racks in indoor containers (cages) with the distribution of “cool side” conditioning, a fire-fighting system and a controlled access system. The aim of the project is to reduce the energy consumption of the conditioners;

•	Vigilent: this solution was tested in a room of the Oriolo Romano Data Centre with the aim of optimizing the cooling system. The project involves installing a probes system and the respective actuators on the air conditioning equipment in DPC rooms.

Over the year, during the summer period, further unscheduled work was carried out to combat the increase in drawings linked to the exceptional temperatures recorded in 2015 with respect to previous years.

In detail:

•	the cleaning of air conditioner filters before the planned date (approximately 1,100 cases);

•	ignition tests for the central generators (around 420 cases);

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•	increase of 1° C of the room temperature in the plants (in August this affected around 3,800 rooms);

•	summer closure of around 900 offices.

•	It is expected that in 2016 innovative infrastructural solutions will be implemented, the designs of which were launched in 2015.

In detail:

•	modernisation of the hydronic circuit1 of the refrigeration units from fixed capacity to variable capacity with an inverter to modulate the working speed of the pumps;

•	Rotary UPS2: the project includes the introduction of dynamic UPSs on a vertical axis with the aim of eliminating static UPSs in the Exchange, increasing the power plant’s reliability by streamlining the mains-Power Generator exchange system and reducing or eliminating batteries in the Exchange;

•	management of the temperature set-points using the “well-being button” to ensure suitable climatic conditions during targeted and temporary work carried out by technicians.

During 2015, Telecom Italia was awarded energy efficiency certificates (Titoli di Efficienza Energetica - TEE) for 34 projects, corresponding to around 40,000 TOEs (Tonnes of Oil Equivalent) per year saved and an estimated financial value, at current prices, over 5 years, of around 40 million euros.3

The certificates, also known as white certificates, certify the achievement of energy savings in the final use of energy as a result of work and projects carried out to improve energy efficiency. Established by ministerial decree of July 20, 2004, these certificates are issued by GSE to reward entities carrying out innovative projects resulting in a significant saving of electricity or fuel. One “White Certificate” corresponds to 1 Ton of Oil Equivalent (TOE) saved, and its economic value is negotiable. In fact, electricity and gas distribution companies – known as “required” entities as they are required to achieve specific annual quantitative targets for primary energy saving – can fulfil their obligation through energy efficiency projects that entitle them to white certificates or by purchasing TEEs from other entities on the energy efficiency certificates market organized by GME4.

Atmospheric emissions

Greenhouse gas emissions by the Group consist almost exclusively of carbon dioxide and are due to the use of fossil fuels for heating, transport, electricity generation, purchase of electricity produced by third parties and staff travel (for business trips and commuting between home and work). In addition to these, dispersals of hydrochlorofluorocarbons and hydrofluorocarbons (HCFC and HFC) from air conditioning plants are also considered and converted into kg of CO2 equivalent.

For atmospheric emissions as well, use is made of the GRI G4 guidelines, which refer to the definitions of the GHG Protocol, distinguishing between direct emissions (Scope1: use of fossil fuels for transport, heating, power generation), indirect emissions (Scope2: purchase of electricity for industrial and civil use) and other indirect emissions (Scope3). Unless otherwise stated, the atmospheric emission figures given in this Report have been calculated based on the updated coefficients made available by the GHG Protocol5.

[1]	A hydronic system uses water to transport thermal energy, both to heat and to cool the atmosphere.
[2]	UPS is the acronym for Uninterrupted Power Supply, or continuity unit; in this case it involves dynamic units fitted with a flywheel that is kept at a constant speed when the system is powered from the mains and therefore stores kinetic energy that is transformed into electricity in the event of a black-out.
[3]	The reduction with respect to 2014 is mainly due to the fact that in 2015 the Authorities imposed the application of different regulations to already approved projects. These regulations involve a reduction in the assessments of the reporting planned for the upcoming years.
[4]	Gestore del Mercato Elettrico (Electricity Market Administrator), GME S.p.A. – www.mercatoelettrico.org
[5]	Emissions relating to the consumption of electricity purchased from mixed sources in the Italian market have been calculated by using the latest coefficient (2009) published by the GHG Protocol - which considers the national energy mix - equal to 386 grams of CO2/kWh. For Brazil, the average coefficients for 2013, 2014 and 2015 have been used, as calculated and published by the Ministério da Ciência, Tecnologia e Inovação (Ministry of Science, Technology and Innovation), of approximately 96, 135.5 and 124.4 grams respectively of CO2/kWh.

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The following table shows the total CO2 emissions of the Telecom Italia Group.

Atmospheric emissions

		Group breakdown by Business Unit (%) and % variation compared to the previous 2 years
		Group	Domestic	Brazil	Media
CO2 emissions from transport	kg	53,048,211	93%	6%	1%

CO2 emissions from heating	kg	30,966,636	100%	0%	0%

Emissions of CO2 equivalents for HCFC/HFC(*) dispersals	kg	6,653,780	100%	0%	0%

CO2 emissions from electricity generation by cogeneration	kg	60,695,712	100%	0%	0%

CO2 emissions from electricity generation using diesel	kg	3,012,587	77%	20%	3%

Total direct emissions of CO2 - under Scope1 GRI	kg	154,376,926	97%	3%	0%

2015 v. 2014		10%	10%	(5)%	(2)%

2015 v. 2013		(2)%	(2)%	(9)%	0%

CO2 emissions from purchases of electricity generated by mixed sources	kg	82,266,006	3%	85%	12%

Total indirect emissions of CO2 - under Scope2 GRI	kg	82,266,006	3%	85%	12%

2015 v. 2014		4%	(33)%	7%	(1)%

2015 v. 2013		(89)%	(100)%	81%	37%

CO2 emissions from work-home commuting(†)	kg	67,271,551	91%	9%	0%

CO2 emissions from air travel(‡)	kg	9,967,790	58%	42%	0%

Total of other indirect emissions of CO2 - under Scope3 GRI	kg	77,239,341	87%	13%	0%

2015 v. 2014		0%	(1)%	9%	(27%)

2015 v. 2013		(4)%	(7)%	24%	(24%)

Total emissions of CO2	kg	313,882,273	70%	27%	3%

2015 v. 2014		6%	6%	7%	(2)%

2015 v. 2013		(69)%	(77)%	64%	34%

(*)	Hydrochlorofluorocarbons (HCFC) and hydrofluorocarbons (HFC), in terms of equivalent CO2 emissions are determined by reference to specific Global Warming Potential (GWP) parameters for the two gases: the index is based on a relative scale that compares the gas considered with an equal mass of carbon dioxide with a GWP of 1. The GWP of HCFC used was 1,780 and that of HFC was 1,300.
(†)	In determining the impact of home-work commuting, reference is made to statistical data produced on the company’s personnel. The scope taken into consideration has been extended from 2014 to all the Domestic BU while in previous years only the main companies were considered. The emissions were recalculated for a similar scope for 2013 too in order to obtain an accurate comparison.
(‡)	Emissions due to air travel were calculated by the study and research centre of American Express (the Travel Agency used by Telecom Italia) supported by DEFRA (Department of Environment, Food and Rural Affairs of the United Kingdom) based on the number of journeys actually made, subdivided by the duration of each individual journey (short, medium or long).

The table showing emissions of carbon dioxide, particularly those excluded from the GRI Scope 2, is strongly and positively influenced, compared to 2013, by the agreement signed for the purchase, in 2014 and 2015, of guarantees of origin which certify the electricity generated by renewable sources. In 2015, the agreement related to almost 100% of the electricity generally purchased by the Domestic BU.

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Water

Water consumption

		Group breakdown by Business Unit (%) and % variation compared to the previous 2 years
		Group	Domestic	Brazil	Media
Consumption of water drawn from artesian wells	m3	28,600	100%	0%	0%

Consumption of water provided by water supply companies	m3	5,656,777	97%	3%	0%

Consumption of water drawn from other sources	m3	27,108	0%	100%	0%

Total water consumption(*)	m3	5,712,485	97%	3%	0%

2015 v. 2014		19%	22%	(22)%	672%

2015 v. 2013		17%	18%	(15)%	465%

The significant increase in water consumption by the Domestic BU and the Media BU in previous years is due to a review of the calculation method which made it possible to obtain more accurate data. Presumably the consumptions of previous years would also show a significant increase with respect to what was published. In any case the comparison was made with data published in the previous Reports.

Paper

Paper for office use

		Group breakdown by Business Unit (%) and % variation compared to the previous 2 years
		Group	Domestic	Brazil	Media
Non-recycled and non certified paper purchased	kg	1,821	100%	0%	0%

FSC certified paper purchased	kg	283,954	87%	13%	0%

Total paper purchased	kg	285,775	87%	13%	0%

2015 v. 2014		(19)%	(20)%	(14)%	2%

2015 v. 2013		(21)%	(20)%	(28)%	106%

Purchases of paper for office and commercial use (telephone bills) continue to be directed at product types that meet the highest environmental standards based on the responsible management of forests according to the Forest Stewardship Council (FSC, see fsc.org) requirements.

The reduction in paper consumption for office use shown in the following table is in line with a historical trend resulting from work done to raise awareness about the responsible use of paper in the workplace and rationalisation of energy use through the “printing on demand” project, which provides for the use of shared high performance printers and printing methods that save energy and consumables. Moreover, towards the end of 2015, Telecom Italia was involved in Olivetti’s Cloud Printing project to deal with the need for the technological renewal of printing equipment, with the aim of optimizing printing processes and as a result reducing the costs. The new equipment has high energy efficiency and reduced environmental impact.

Activities continued with the aim of achieving overall reductions in the use of paper for business purposes, including the promotion among customers of electronic invoices and statements.

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Waste

The data shown in the table refer to the quantity of waste consigned1 and recorded by law2.

Waste consigned

		Group breakdown by Business Unit (%) and % variation compared to the previous 2 years
		Group	Domestic	Brazil	Media
Hazardous waste	kg	4,461,040	95%	5%	0%

Non-hazardous waste	kg	12,618,207	96%	4%	0%

Total waste consigned(*)	kg	17,079,247	95%	5%	0%

2015 v. 2014		31%	29%	88%	(19)%

2015 v. 2013		4%	3%	10%	(21)%

Waste sent for recycling or recovery	kg	16,465,964	98%	2%	0%

% Waste sent for recycling or recovery		96%	99%	44%	0%

(*)	The data does not include the Domestic BU telephone poles because these are not disposed of as ordinary waste but under the framework agreement signed in 2003 with the Ministry of the Environment, the Ministry of Production Activities and the production and recovery companies, subject to the favourable opinion of the conference of State-Regions-Autonomous Provinces. In 2015, Telecom Italia decommissioned 126,163 poles weighing a total of 10,093,040 kg.

Waste data varies over time according to the quantities and types delivered to the companies contracted to treat it. The most important item of data for Telecom Italia’s purposes is the ratio between waste produced and consigned for recycling/recovery, which reached a significant level.

Ministerial Decree No. 65 of March 8, 2010 implemented the collection of Waste Electrical and Electronic Equipment (WEEE) by all Telecom Italia sales channels as of June 18, 2010, resulting in the company’s registration as a “distributor” in the national Register of environmental managers.

Telecom Italia has entered into contracts aimed at recovering used, faulty and end-of-life products and materials, in order to allow components and raw materials to be reclaimed. In 2015, this allowed the landfill disposal of 1,300,000 products to be avoided and tangible financial benefits to be gained from their recovery.

The various management activities allowed logistics and network products (81,748 items) and commercial logistics products (127,782 items) to be regenerated, components and raw materials (1,012,476 items) to be sent for recovery and used products (83.880 items, almost exclusively of mobile telephony) to be resold.

In Brazil TIM collects and manages mobile terminals, batteries and accessories at its shops through the Recarregue o Planeta (Recharge the Planet) programme. In 2015, a total of 1,192 kg was collected and sent for recovery/recycling or disposed of in compliance with current legislation.

This activity has a dual purpose: contributing to a reduction in WEEE produced while at the same time generating a financial benefit resulting from the difference between the cost that would be incurred for the purchase of new equipment and the cost of regeneration.

Electromagnetic emissions

The actions of the Telecom Italia Group on the subject of electromagnetic emissions are essentially:

•	careful management of its equipment during its entire life cycle and in compliance with current regulations and internal standards of efficiency and safety;

•	deployment of, and constant research into, the latest technological instruments for checks and controls.

[1]	By “waste consigned” is meant waste delivered to carriers for recycling or reclamation or disposal.
[2]	Slight variations compared to the situation on December 31 may occur until the following March 30, because the source of the data is the records of waste loaded and unloaded, which are consolidated once the actual weight at destination has been verified. The information is supplied to the producer of the waste within 3 months of consignment, which is the reason for the potential variations in the data.

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Systematic monitoring of the levels of electromagnetic emissions in installations aims to ensure that legal limits are respected and high safety standards are maintained for workers and the general population. According to the checks carried out in Italy, the electromagnetic emissions generated are well within legal limits.

As part of the certification of mobile phones sold on the market under the TIM brand, TILab performs tests on all technologically innovative products to check the SAR (Specific Absorption Rate) declared by suppliers. This parameter estimates the quantity of electromagnetic energy per unit of body mass absorbed by the human body in the event of exposure to the electromagnetic field generated by telephones and other mobile devices. Telecom Italia certifies and sells through its sales network only mobile devices with a SAR value lower than the limit set by European legislation. In determining this conformity Telecom Italia complies with the instructions given in the ICNIRP (International Commission on Non-Ionizing Radiation Protection) guidelines and subsequent declarations of conformity1. This qualification, which is carried out during the pre-marketing stage, when Telecom Italia does not often have the SAR value declared by the supplier, makes the test more valuable than a simple quality control check.

Joint activities are also taking place with a number of ARPAs (regional environmental protection agencies) to assess the electromagnetic fields generated by RBSs, considering the actual power transmitted based on traffic and power control mechanisms, in accordance with changes to the Prime Ministerial Decree of 8/7/2003 contained in the Decree Law on Growth 179/2012. Similar attention is paid to the emissions from mobile devices using the frequency bands operated by Telecom Italia.

DIGITAL CULTURE

Alongside its infrastructure project, Telecom Italia has promoted various initiatives to improve digital literacy, the technological equipment used by the population and the use of services that make the most of the potential of the Internet.

For this purpose, Telecom Italia has used a variety of strategies (from conferences to field trials and financing start-ups) in order to explore and promote the potential applications of digital technology in many areas of social and economic interest.

Digital skills have a crucial role to play in our society and have been one of the key factors in allowing economies to achieve a competitive advantage over the past twenty years, as shown by much of the work carried out by the OECD or promoted by the European Commission.

In this respect as well, the Digital Agenda asks Member States to take action to broaden knowledge of digital tools and increase the number of people with evolved digital skills, particularly by disseminating ICT technologies in schools. In this context, schools must make a radical change in the way they plan and provide education, and in the way pupils, teaches and parents relate to one another. Because of the importance of this subject, the European Commission constantly monitors the speed with which digital technologies are being introduced in schools and in teaching processes. A recent report prepared by the European Commission shows that the presence of Internet-connected computers is a critical factor at all levels of schooling in Italy.

Digital Culture Projects

The common denominator of all the projects is the establishment of participatory, equitable and stable relationships and replicable intervention models both inside and outside. These initiatives are part of the Corporate Shared Value activities based on creating common values with the communities the Company operates in.

With EducaTI, a national digital education project developed for students, teaching bodies and families, Telecom Italia actively contributes to the achievement of the objectives set out in the

[1]

Guidelines for Limiting Exposure to Time-Varying Electric, Magnetic, and Electromagnetic Fields (up to 300 GHz). Health Physics 74 (4): 494-522; 1998; Statement on the “Guidelines for limiting exposure to time-varying electric, magnetic and electromagnetic fields (up to 300 GHz)”. Health Physics 97(3):257-259; 2009.

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government plan called “La Buona Scuola” [The Good School]. EducaTI is a multi-annual programme which plans the implementation of a series of complementary initiatives carried out in collaboration with the Ministry of Education, Universities and Research (MIUR) and with some institutional partners of excellence. In detail:

•	A Social Life: during 2015 the Group renewed its collaboration with the Postal and Communication Police to run the second edition of the road show across the country (55 cities and 500,000 students involved) aimed at raising awareness among young people on the topic of online security and the dangers connected with being uninformed about the use of the Internet and Social Networks. During the tour the “Handbook for Young Surfers: The Rules for Safe Browsing” was distributed, which lists the 10 virtuous behaviours that a “social” teenager should follow on the Internet.

•	Programme the Future: a MIUR initiative - which sees Telecom Italia as the Founding Sponsor Partner - to encourage the introduction of computational thought and coding to primary school students. The project, implemented by CINI (Consorzio Interuniversitario Nazionale per Informatica - National Inter-University Consortium for Information Technology) and Telecom Italia is contributing in three ways: economic support, high visibility in the editorial planning of the Group’s social and web properties, and company volunteering, with over 400 voluntary employees offering support and tutoring to teachers and students.

•	YouTeach: a creative contest set up by Telecom Italia in collaboration with MIUR for high schools throughout the country involving the creation of videos in which students conduct a lesson for their teachers on the use of social networks. Among the 120 films received, the contest rewarded those which best conveyed the learning process of the social tool and its value as regards the digital culture to be disseminated at school.

TIM WebRulez is also a digital education campaign of Telecom Italia starring ten webstars who will act as ambassadors of the booklet developed by the Company in collaboration with the National Police to disseminate the responsible use of the Internet among teenagers. Each webstar performs, in an original way, one of the rules in the booklet through an image disseminated on his/her social channels inviting fans and followers to share it.

The digital culture is also the scope of projects aimed at bringing high quality cultural content and digital languages together, making the most of the interaction opportunities offered by the Web. In so doing, the Company is asserting itself as an innovative partner in the Italian cultural and artistic world, assuming a role recognised by stakeholders who work alongside it in the various cultural sectors in which digital dissemination initiatives are run.

The partnership with Accademia Nazionale di Santa Cecilia takes the form of the PappanoinWeb project. Conceived for the purpose of bringing great classical music to the web. The initiative, in its fifth year in 2015, was enhanced by the experience offered by “360° overview” filming technologies. Over the five years of the programme, the concerts offered have been watched by over 200,000 users in streaming on telecomitalia.com/pappanoinweb, thanks to the listening guides, exclusive interviews and the opportunities to interact with an expert musicologist at the Accademia during direct broadcasts. A big open air rehearsal also allowed around 2,000 colleagues to experience the excitement backstage, with the protagonists, and to view the real difficulties of a high level musical performance.

As regards writing we should mention the collaboration with the Eutopia webzine (resulting from a partnership between the Company and Editori Laterza) and the partnership with Scuola Holden, Turin, founded by Alessandro Baricco. The first fulfils the aim of drawing the public, particularly the young, into the debate about the prospects for a new European model of society. The second experiments with new ways of teaching and sharing ideas, knowledge and creativity through digital technology. The Web becomes a vehicle to allow the public to participate in master classes and special events happening in the School. The collaboration has allowed a pioneering multimedia laboratory to be set up, implementing original dissemination projects, including the #wehaveadream social writing experiment. Scuola Holden also supports, with a working group formed by the best students, communication of all the stages in the travelling Digital Championship project, promoted by the Company and the Digital Champions association.

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On the Brazilian front, in 2013, the TIM Institute was founded with the aim of defining strategies and providing resources for the dissemination of science and innovation to support the community, particularly by means of mobile technology. Four areas of activity were identified:

•	education/teaching

•	application

•	work

•	social inclusion.

Further information is available in the Sustainability Report of Tim Participações.

TELECOM ITALIA PEOPLE

Telecom Italia people: concise figures

A summary of the numbers relating to the Group people can be seen in the table below:

(units)	12.31.2015	12.31.2014	Changes
Italy	52,554	52,878	(324)

Abroad	13,310	13,138	172

Total personnel on payroll	65,864	66,016	(152)

Agency contract workers	3	9	(6)

Total personnel	65,867	66,025	(158)

Non-current assets held for sale - abroad	16,228	16,420	(192)

Total	82,095	82,445	(350)

Excluding personnel concerned with non-current assets held for sale (Telecom Argentina Group) and agency contract workers, the Group’s workforce has decreased by 152 units compared to December 31, 2014.

These changes are due to:

•	entry into the scope of consolidation of the company Alfabook (17 people);

•	net turnover (net of changes to scope) down by 169 units, as detailed below by individual Business Unit:

(units)	Recruited	Departed	Net change
Domestic	823	1,151	(328)

Brazil	3,918	3,717	201

Media and others	4	46	(42)

Turnover	4,745	4,914	(169)

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The people in the Telecom Italia Group, net of “Non-current assets held for sale and temporary contract workers”, can be broken down in various ways:

Telecom Italia Group: distribution by professional category and academic qualification

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Distribution of employees and new employees by geographic area

	Distribution of intakes of Telecom Italia Group employees by geographical area
(units)	12.31.2015	12.31.2014	12.31.2013	Change (15/14)
Italy	52,554	52,878	53,152	(324)

Abroad	13,310	13,138	12,467	172

Total	65,864	66,016	65,619	(152)

	Distribution of intakes of Telecom Italia Group employees by geographical area
(units)	12.31.2015	12.31.2014	12.31.2013	Change (15/14)
Italy	325	575	410	(250)

Abroad	3,946	5,224	4,901	(1,278)

Total	4,271	5,799	5,311	(1,528)

Gender balance

In 2015, the distribution of men and women was the following:

(units) Distribution of men and women	12.31.2015	12.31.2014	Changes
Men	41,725	41,808	(83)

Women	24,139	24,208	(69)

Total	65,864	66,016	(152)

In 2015, the percentage of women in the Telecom Group was 36.6%; women holding senior management positions approximately 17% while, in middle management, the proportion of the total was 26%.

People Caring

Telecom Italia is firmly convinced that social and economic sustainability depends first and foremost on respect and attention for the people working in the Group. On the basis of this belief, numerous initiatives are taken to ensure that people can go peaceably about their work and, as far as the Company is able to assist in this respect, their day-to-day personal lives. A group of people in the Company is dedicated entirely to listening to the needs expressed by employees and to developing initiatives which can satisfy them. Thus, thanks to the investigations and information collected, and after having held meetings and focus groups with employees, four areas have been identified for the development of specific initiatives:

•	improving the balance between working life and free time, supporting employees and their families in their requirements;

•	contributing towards volunteering initiatives taken by employees;

•	promoting diversity in the workplace;

•	promoting psychological and physical well-being.

New skills and development

2015 was dedicated to the detailed planning, implementation, measuring and refining of various processes and tools of the new Development Model, defined as part of the People Strategy Workshops.

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The Telecom Italia development model

Through the integration of all the assessment processes (recruiting, performance, potential, motivation, knowledge), the model aims to ensure accurate knowledge of people in order to create individual development plans fine-tuned to the characteristics of each person and aimed at managerial and professional improvement and growth.

The model mainly focuses on the following areas:

•	Recruiting and selection: in 2015 the new Internal and External Recruiting procedure was issued, aimed at integrating the processes for the internal and external scouting of professional and managerial skills. In this respect, one of the most important features introduced as part of the process is the creation of a “control room” set up to ensure the end-to-end supervision of the entire job mobility - both internal and external - in accordance with clearly defined and communicated rules. Finally, the internal managerial recruiting process was systemized. The re-engineering of the process also included redefining the means of support and the evaluation steps differentiated by target and skill type. A Permanent Skills Observatory will provide updates on the development of skills through a methodological platform driven by a series of inputs from both within the organisation (e.g. Strategic Plan, Technological Plan, People Strategy) and from the external world through an international network of experts in various subjects. The definition of the development of new capabilities has, moreover, made it possible to work in a targeted and systematic way on the employer branding initiatives and on the partnerships with the world of education and academia in order to steer the training investments so they fit with the company requirements. In this respect, 60 training internships and 78 employer branding initiatives were set up in 2015, which were attended by over 8,000 young people from secondary schools and the academic world. With regard to Internal Recruiting, 58 professional profile searches were carried out through job posting, which led to a pool of over 2,400 applications being received from professionals motivated to increase their employability.

•	Onboarding programmes, introduced to accelerate the “time to perform” of people joining the Company, encouraging engagement and motivation, which are basic elements for an enduring relationship.

•	Individual performance feedback: completed in the first half of 2015, it was aimed at non-managerial staff and focused on providing feedback on 2014 performances. The process focused on performing a qualitative assessment aimed at identifying areas of strength and improvement, as well as helping employees to enhance their performance through an open discussion with their manager. The process was completed in May 2015 and involved around 47,900 non-managerial staff from the Group, with a 99.8% coverage of domestic resources.

•	Performance management: in March 2015 a new performance evaluation process (objectives and behaviours) was launched, aimed at the entire company population: managers, professionals and employees.

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•	Development plans “open to everyone”: a sort of web-based book has been designed which, based on people’s performance results, motivation level and professional history, helps managers to define the specific individual development plan for each collaborator, alternatively made up of motivational, on-field and job rotation training. The book will be operational from the end of the first quarter of 2016.

•	Potential Assessment System: the methodology has been simplified on the one hand with the definition of clearer and more transparent process rules, and on the other differentiated based on the different types and opportunities for managerial growth in organizational terms. With a view to transparency and engagement, the entire pre- and post-assessment process has also be redefined up to the preparation of a development plan and the monitoring timing and procedures.

•	Succession Planning: the process for defining the Succession Plan for Executive Directors has been reviewed, and the process for creating and managing the Succession Planning Charts of Top Executives has been consolidated. In 2015 the first evaluations cycle was completed at Group level which, in addition to the first tiers to the Executive Directors, involved a managerial population selected on the basis of specific criteria (relevance of role, professional seniority, performance trends, estimated readiness). The assessment process results analysis led to the definition of an improvement programme divided into different lines of actions and geared towards risk reduction.

•	Managerial development policy: a new policy for appointing management was drawn up. From this year, based on testing carried out last year, a set of standard criteria will be used which allow comparisons with the outside world to be made, even at international level.

•	Career paths: a model has been designed to outline structured career paths that target the critical managerial and professional roles, in coherence with the strategy of the organization, encouraging the professional and managerial development of personnel.

•	Motivation Review: a new process has been designed, aimed at detecting the motivational level of people through the multi-assessment and self-assessment tools of the manager. These tools will be validated on a sample of Telecom Italia representatives, in collaboration with “La Sapienza” University of Rome. The results will integrate the Performance Management data, representing a key component of knowledge of the people in order to carefully steer the professional and managerial development plans and maximise the investment choices in career terms. The process will be operational from 2016 and will take place every two years.

•	Knowledge Review: a new process has been designed, which is intended to make the most of the knowledge in the Company. The knowledge assessment, which assesses technical knowledge of one’s role for the entire company population, and the knowledge risk analysis, aimed at people who hold professional roles defined as critical, will be used to identify the Knowledge Holders. Knowledge Holders are critical for business and essential for the operation of the core processes of the Company. This process underlies the professional career, which provides specific development paths for the Knowledge Holders. The process will be implemented in 2016 and will take place every two years.

Brazil

In 2015 four main programmes were implemented in TIM Brasil which had a great impact on people, in coherence with the organizational changes and the competitive positioning on the market:

•	Skills Model: after having defined the new company values and issued the new strategic plan, TIM Brasil adopted the same Skills Model as the Group, focused on a process of selecting the people most geared towards meeting the company requirements. This model is based on professional training and performance measuring, which is useful for the development and remuneration of people.

•	Performance evaluation: in 2015 the managers’ performance evaluation process was implemented according to a methodology that also included, in addition to the direct manager’s assessment, a self-assessment, a peer evaluation and a collaborators’ assessment.

•	Career paths: moments for ad hoc research of career paths were set up to stimulate people to contemplate the role held and facilitate a pro-active attitude in order to define an individual development plan.

•	Culture: in the belief that the corporate culture is closely linked to company performance, for the first time, in 2015, an analysis was carried out to assess the type of culture existing at TIM Brasil, with the aim of identifying the behaviours suited to achieving the company objectives. The results of this analysis led to the drafting of a three-year Cultural Development Plan to spread the most suitable values and behaviours throughout the Company.

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Collaboration with universities

Telecom Italia has further strengthened its relationship with leading universities and national and international research centres. This relationship is centered on enhancing talent to transfer innovation to the Company. The goal is to strengthen and accelerate Telecom Italia’s ability to innovate while at the same time contributing to the development of young people by offering them the opportunity to gain new skills and experiences.

Initiatives include:

•	collaboration with secondary schools as part of the “School Business Network” project, which was launched in 2009 with the aim of creating a structured relationship with high schools, particularly in order to enhance the skills within the Group, get in touch with young people across the country and promote the company’s image.

•	financing of scholarships to help young engineering and economics graduates achieve a postgraduate qualification: from 2011 to 2014, 131 doctorate scholarships have been assigned for the development of specific research projects of interest to the company, the subjects of which range from cloud computing to geomarketing, from big data to e-health, from LTE to robotics, including issues related to web law and economics. For the 2015-2016 academic year, another 40 doctoral scholarships are envisaged;

•	collaboration with postgraduate study courses: through 5 Master’s courses closely linked to business, with which a close partnership with great added value was formed;

•	a permanent national and European observatory on issues connected with the transition from school to work and the development of new skills for young people;

•	sponsorship of the Tim Chair in Market Innovation at the Bocconi University of Milan, as part of the Master’s Degree in Economics and Management of Innovation and Technology. The programme includes the main technological product and service development, creation and marketing models.

Training and knowledge management

For a telecommunications company that wagers its future on offering cutting-edge technological and commercial solutions, training and managing its people’s knowledge is a must.

Telecom Italia training activities are guided by the desire:

•	to strengthen leadership styles in order to provide managerial skills that can support the strategic development of the Company in the coming years;

•	to enhance the individual and collective skills needed to compete in the new business scenarios, paying particular attention to the specialised skills needed in the sector;

•	to provide people with the capacity to cope with everyday challenges;

•	to accompany and support the transformation of organisational identity and culture;

•	increase digital skills and social collaboration also to support the evolution and digitisation of the national system;

•	lower the environmental impact of training activities through the use of e-learning solutions which reduce the CO2 footprint of the use of classrooms, accommodation and transport. These formats also represent the Group’s commitment to enhancing the quality of life of its employees and contributing to the correct balancing of their personal and professional lives.

All the Group’s training programmes aim to provide tools for professional growth that will then remain as part of the employee’s personal baggage both within and outside the Company.

In Italy, the main training programmes implemented in 2015 fell into the following main groups:

•	Management education, involving around 1,400 Group managers. The programme was set up to support the Business Plan by disseminating and strengthening agreed forms of leadership behaviour.

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•	The training plan on new development, leadership and performance management models, aimed at all people in the Group and divided into different initiatives that aim to increase knowledge of the change introduced in the Company, to promote the culture necessary to guide behaviour and to reinforce the maturity of the assessment. Induction training, a programme that forms part of the onboarding project, aimed at people who join Telecom Italia from the external market or from companies of the Group, aimed at speeding up professional growth and the consolidation of skills through a gradual inclusion route.

•	Space for growth, a programme designed to offer support to much of the company’s workforce by strengthening specific behavioural areas, such as: communication, change, team work, systemic problem solving, a focus on results, negotiation, planning/organization, innovation/creativity and coordinating resources;

•	Post skill assessment training, which includes training aiming to update competences and develop new skills;

•	Talent In Action, a development and training project intended for one specific segment of the population of around 1,000 people, which seeks to define individual action plans. A structured training offer tailored to the needs of individuals, consisting of around 80 different initiatives, has been defined as part of this project. The activities started in November 2014 and will continue throughout 2016.

•	Professional retraining, a series of training activities aimed at redeveloping people’s technical and specialized skills and at achieving efficiency and savings. One example is the “Single Front End” in the Network context, where training accompanied the complex transformation of the Front End ensuring the operating effectiveness of people also by measuring the effectiveness of the training itself.

As regards the obligations involved in the implementation of company prevention and protection measures deriving from current regulations, a series of actions were taken in keeping with previous years aimed at ensuring the protection of all professionals that make use of the workplaces of Telecom Italia. The Compliance department involved different company departments in specific days referred to as “Compliance Days”, as well as in different cross-group training actions on SOX, 231 and Databreach Procedure issues. The “competition compliance” programme was launched in the second half of 2015, which will also give rise to a specific training course on the topic it will focus on from the end of 2015 and for the whole of 2016.

Finally, an online course on respect for Human Rights, a topic on which the Company has made a commitment to internal and external Stakeholders, was made available to all employees of BU Domestic; the same course, in the local language, will be extended to the employees of BU Brazil in 2016. Telecom confirmed its commitment to the cultural transformation process by launching training courses on Diversity topics: in 2015 around 50 managers discussed the topic of ageing and generational comparison.

In Brazil all new recruits are required to attend training courses on company-wide issues, such as ethics and sustainability. In 2015 as well, basic training and refresher courses were also carried out dedicated to Sales and Call Centre staff.

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Around 2.5 million hours of training were carried out in the Group in 2015. 89% of personnel participated in at least one training session. Summary data of the training provided by the Group is shown below, by professional category.

	Hours
2015	Totals	Per head	Participation*	Participants	Coverage**
Total	2,498,571	37.94	479,209	58,628	89.0

Senior Managers	22,113	26.17	3,771	811	96.0

Middle Managers	107,240	22.41	16,046	3,946	82.5

Office Staff/Workers	2,369,218	39.33	459,392	53,871	89.4

(*)	Shows the overall number of participation in training sessions, in the various forms provided (classroom, online, training on the job).
(**)	Coverage refers to the percentage of participants compared to the total, i.e. the % of human resources who took part in at least one training session compared to the total number of human resources in each individual category (senior managers, middle managers, office workers).

Internal communication

The path taken towards a new internal communication strategy derives from the new reference context linked to the transformation of business models, technologies and consumer behaviours in TLCs. The “conversion” of the traditional channels to more innovative ways of favouring two-way communication inspired by web-centric logic and promoting the exchange of ideas, dialogue and discussion between members of the corporate community has continued. In this respect the intranet and the company portal represent fundamental tools as they reach everyone, provide information and implement formal and informal forms of listening. The specific communication objectives achieved in 2015 are listed below:

•	communicate the strategy, in order to share the new Group vision and organic design which supports transformation also through the mobilization and involvement of middle management, which guides the process and engages people;

•	organisational identity development, to give substance to the new identity system, in keeping with the renewed positioning and the Group Values, Leadership Model and Employee Value Proposition;

•	support the implementation of the People Strategy, to meet the expectations of the Telecom Italia people and to enhance the skills capital, as well as to motivate the programmes and actions necessary for transformation towards future skills suited to the Company’s business;

•	engage people, in order to count on their energy, motivation and creativity, and to encourage “positive telling” and new styles of storytelling (positive teller, Archimedes project, Values contest);

•	support the spreading of initiatives designed to satisfy people’s attention/well-being requirements, for a more inclusive and efficient workplace, in line with digital transformation, to promote a work-life balance.

Innovative communication initiatives such as the cascade events system, which monitors the participation, satisfaction, contributions and qualitative results of the meetings planned by the system, have been added alongside the more traditional forms of relationships that in any case continue to be important.

Below is a list of the main traditional and other communication activities carried out during the year:

•	the Management Meeting of 25 March, targeted at the whole company, has marked the start of an intense programme of the dissemination and communication of the company strategies in order to promote greater awareness of the Business Plan: through local meetings around 28,000 people were involved in the presentation of the 2015-2017 Business Plan;

•	following the Management Meeting, a number of “instant events” were organised in the company’s main offices by the team of Positive Tellers, the company’s selected “narrators” trained in using the most innovative visual and social network education techniques to disseminate the main business content, and the campaign to communicate the Company’s values was continued. In 2015 there were 300 positive tellers who, through 100 instant events held in 31 locations, involved 4,000 colleagues;

•	between April and June, the Departments involved all their people in meetings led by departmental managers to share ways of implementing the main themes of the Business Plan in their professional context and realising their commitment; 25 meeting were held, in 12 cities, many of which were reported on the intranet via the news, documents and video highlights;

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•	a new Local Meetings format was launched in June, during which the company’s Executive Directors and top management present strategies, plans and objectives to an audience of around 1,000 colleagues at each meeting. A “celebration” system has also been introduced to promote and highlight cases of business excellence. Between June and September 4 regional meetings were organized where the management met 4,000 colleagues in the 4 regional areas: Bologna, Milan, Rome and Naples;

•	the programme of road shows across Italy continues to disseminate the 2015-2017 People Strategy programme, formalised in a brochure containing illustrative diagrams and summarised data, published online and distributed to all the Group’s employees;

•	on a weekly basis (from February 2014) the People Strategy roadshow illustrates the development process, with a focus on the progress made in the “Workshops” and the first achievements, to share knowledge about the programmes that concern people. In the same venues and on the same days as the PS road show, local presentations of the Technological Plan are also organised;

•	in May, August and November three Parli@mone events were organised and broadcast online in video-streaming to the whole company. In these, the company’s Executive Directors continue their dialogue with people and present updates on the main economic data for the quarter, celebrate results achieved and positive energy, encouraging improvement;

•	in 2014 the ninth edition of the climate survey was carried out in Italy and Brazil, involving all Group’s people. The 2014 form included a specific section dedicated to identity. The first half of 2015 was dedicated to presenting the company departments with the main qualitative and quantitative KPIs emerging from the analysis. The departments have devised improvement plans, which are catalogued and put in a specific web intranet area;

•	the listening system has been boosted by focus groups: during the first half of 2015, over 300 of the Group’s employees were involved. These were representative of the workforce as a whole in terms of their gender, geographical presence and organisation.

Brazil

In Brazil, numerous internal communication initiatives were taken in order to promote integration between people in the workplace, bring them into line with the company’s strategic objectives and improve psychological and physical well-being. For example, the Diversidade Tim campaign aimed to promote diversity and proper, prejudice-free integration, whilst the Campanha de segurança disseminated the key notions of health and safety in the workplace within the Company.

Moreover, two new listening initiatives have been launched, Fale com People Value and Focus Groups, in order to improve dialogue between the Company and people, understand the expectations of the latter and improve their physical and mental well-being.

Health and Safety

Telecom Italia S.p.A.

During 2015, action regarding health and safety at work was mainly concerned with particular areas of assessment and preventive actions concerning specific professionals in the company’s organisation. Constant monitoring in this area led to the release in May 2015 of a new version of the Risk Assessment Document, which reflects the changes made in the previous period.

With regard to risk assessment, particular attention was paid to work-related stress; in February 2015, the third preliminary assessment was completed, conducted in accordance with the INAIL1 method on the 16 Uniform Groups of workers into which the company’s people were split. The outcome of the risk assessment was that work-related stress was found to be “insignificant”

The path undertaken was appreciated by sector experts and institutions on a national and international level. Telecom Italia has been one of the partner companies of the 2014-2015 “Healthy Workplaces Manage Stress” campaign promoted by the European Agency for Health and Safety at Work. The partnership meant becoming part of a network of businesses that have made available and pooled their experiences and projects thereby helping to create greater awareness of the topic. The campaign officially ended in November 2015.

[1]	Italian national institute for insurance covering accidents at work.

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A noteworthy project for 2015, in the context of instrumental measurements relating to the environment and safety at work, involves the purchase of 4 new mobile units allocated to local offices to ensure more detailed specialised support for the company’s technical departments, creating local and central roving laboratories to make interventions by the HSE department more effective, and to promote Telecom Italia’s focus on prevention and protecting the safety of its personnel and the community by participating in exhibitions as well as cultural and information events.

The Company continued its safety training for all company staff with different programmes based on the risks to which workers are exposed.

Also launched, as they are every year, were the safe driving courses for staff who use company cars.

With a view to promoting the safety culture in all contexts, even the most operative ones, encouraging debate and collecting suggestions for improvement, 46 meetings were held in 2015, called “Safety Moments” where technical experts and managers, in the presence of the HSE department, addressed topics such as accidents, health monitoring, equipment and PPE (Personal Protective Equipment); the discussion provided some helpful insights which will lead to the definition of improvement actions over the course of 2016.

The benchmarking activities promoted by Telecom Italia with the involvement of the main companies of the Italian networks (Enel, Poste Italiane, Ferrovie dello Stato, Terna, Anas, Snam, Autostrade per l’Italia, Vodafone, etc.) continued, with regular meetings to discuss matters of health and safety and workshops, organised on a rotation basis by each company, with the participation of sector experts and institutional entities. The meetings and workshops aim to share the best practices adopted by the companies adhering to the working party and identify shared solutions to problems common to the networked companies.

As part of the activities promoted by INAIL and by the ELIS consortium1, aimed at carrying out practical actions to encourage the dissemination of a security in the workplace culture, Telecom Italia was an active participant at the working discussions that saw two guidelines issued on managing the risk of road traffic accidents with the aim of creating a useful tool for assessing the risks and identifying the necessary prevention and protection measures. The same discussions also identified the guidelines and procedural requirements for managing the supply chain with particular reference to the selection methods, inclusion in registers, as well as the monitoring and evaluation of performances.

With regard to activities intended to raise awareness of health and safety issues in the supply chain as well, periodic audits of the main suppliers continued. In 2015, audits were conducted of all the fixed Network companies, the results of which contribute to determining the vendor rating. Audits were also conducted on major companies operating nationwide in the field of infrastructure maintenance, some mobile Network companies and a sample of additional suppliers of materials and products.

In 2015 two technical meetings were organised (April and June) involving all the fixed Network companies to discuss specific aspects of safety associated with contracted activities.

Brazil

At TIM Brasil, all newly hired employees receive training on health and safety in the Company. Controls are also regularly run to identify the risks and related control measures, the results of which are given in the document entitled “Environmental Risk Prevention Programme”. This document, which is prepared for each TIM site, is updated once a year, as established by the law.

Each year, the Internal Accident Prevention Week is held, during which employees are informed on the risks relating to the workplace and the related control measures.

TIM Brasil sites with more than 50 employees set up internal committees for the prevention of accidents at work (Cipas). There are 11 of these committees across the country. These committees are made up of employees, 50% of whom are elected by employees in roles of responsibility and the remaining 50% by employees without roles of responsibility. In company sites with fewer than 50 employees, one employee is specifically trained to follow these activities. In TIM Brasil 27 people are involved in prevention activities.

[1]	A non-profit limited liability consortium company that supports the ELIS Manifesto, founded on 9 April 1992 by STET, Italcementi, Ericsson and Cedel - educational social cooperative ELIS and that has expanded over the years until reaching the current composition.

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Industrial relations

Telecom Italia S.p.A.

The Telecom Italia S.p.A. system of industrial relations is based on participation, which is seen as a value to be pursued in any discussion, not only in negotiations. The year 2015 featured several discussion and information sessions with union representatives in accordance with the established national and local industrial relations structure.

The 2016-2018 Business Plan focuses on industrial development and on strengthening the pursuit of technological leadership in the domestic market by increasing investments and building new technology infrastructure networks; important investments in the most strategic sectors for the future business of Telecom Italia, in order to ensure the necessary levels of competitiveness and efficiency. Providing the country with a modern, next generation network structure is one of the main goals we have set ourselves in order to deliver fibre optic technology to 75% and a 4G mobile network to 95% of the population by 2017. Implementing the Plan also requires a professional remix to renew the portfolio of skills available and, wherever possible, ensure that high value activities are carried out internally. In discussions held on aspects connected with the employment-related effects, the parties explored every possible solution to identify socially non-traumatic instruments that would be economically sustainable for the people working in the Company. In this respect, an agreement was reached in September 2015 that established a course for implementing the Plan aimed at achieving operational efficiency while safeguarding jobs.

The instruments identified, which were subsequently the subject of implementation agreements, are:

•	solidarity contracts for a period of two years with a commitment to extend it for a further twelve months, in order to allow redundancies to be minimised over the three-year period, particularly through early and voluntary retirement using the other legal tools identified.

•	support for early retirement using the voluntary redundancy tool;

•	recourse to article 4 of the Fornero law, which allows older workers to bring forward their retirement by immediately receiving an amount equal to the pension accrued until that date. The Company will continue to pay social security contributions as well until the actual retirement age is reached;

•	professional retraining, in order to allow workers currently employed in areas where efficiency needs to be improved to retrain in order to perform more valuable activities providing medium to long term stability of employment.

In order to lessen the financial hardship caused by the reduction in working hours under the solidarity contracts, which is only partly offset by the Inps contribution, the Company has decided to provide company loans at subsidised rates for employees who specifically request them.1 The ultimate purpose of the operation is to ensure stability of employment at Telecom Italia and therefore protect jobs and improve competitiveness. The agreement also provides for the Company to pay the workers covered by solidarity contracts a one-off sum as a bonus at the end of the solidarity suspension if the overall implementation of the Plan has been positive and its objectives have been achieved.

Particularly intensive discussions continued with executive employee representatives, allowing socially sustainable instruments to be identified, in addition to the ones normally available in the Company, to assist with the necessary right-sizing, ensuring it is not traumatic and is able to reconcile staff turnover administration and management remix requirements.

In this respect, an important agreement was signed with executive representatives that provides for the voluntary departure of a maximum 150 executives who fulfil legal requirements. As a result, executives will be able to benefit from the mutually agreed termination of their employment contract if they fulfil the minimum requirements for retirement or early retirement within four years of the termination, with the company paying out a benefit equal to the pension to which the workers would be entitled based on existing rules and continuing to pay INPS the contribution until the minimum requirements for a pension are fulfilled.

In full compliance with current legal provisions, Telecom Italia S.p.A. carried out the procedures required with the relevant union representatives regarding two separate corporate transactions, both

[1]	Official ECB refinancing rate currently at 0.05%.

Management report	Sustainability	153

successfully completed with an agreement between the Parties. In particular, the Telecom Italia Spa business unit was transferred from the Tower department to Società Infrastrutture Wireless Italiane S.p.A. (INWIT). This initiative fulfilled the objective of establishing an independent radio network infrastructure operator who can develop and enhance the towers business involving various types of electronic communication service operators and ICT players. As part of the procedure, specific agreements were signed on maintaining the salary levels and contractual terms and conditions applicable to the employees affected by the transfer.

Discussions between the Company and the unions were similarily positive aimed at completing the procedure for the merger by incorporation of Telecom Italia Media S.p.A. into Telecom Italia S.p.A.. This operation is intended to rationalise and simplify the Group’s structure and to ensure a more efficient management of the process of enhancing Persidera S.p.A., also by seizing medium to long term opportunities.

A complex and fruitful series of discussions was held between the Company and the unions on the scope of Telecom Italia’s involvement in EXPO 2015, as its Official Global Partner, and the associated need to oversee the event as effectively as possible.

In this context, an agreement was signed with the unions that governed Telecom Italia’s oversight and support operating model for EXPO and all the associated aspects, including working hours, shifts and availability of Company staff who contributed to this event.

Brazil

Meetings were held to discuss the 2015-2016 amendments to collective agreement ACT 2014/2016. They began in September 2015 and ended in December, when the amendments were approved unanimously across the country. The Company held five meetings with the two national Federations (FENATTEL and FITTEL), which together represent the country’s 27 trade unions. The negotiations related to financial aspects, including salaries increases and benefits. With regard to health care for children, the age limit for insurance was raised from 6 years up to a maximum of 7 years. Finally, the 28th, 29th and 30th of December were recognised as holidays.

Remuneration policy

The Group remuneration policy is established in such a way as to guarantee the necessary levels of competitiveness of the company on the employment market. Competitiveness translates into supporting the strategic objectives, pursuing sustainability of results in the long-term and striking a correct balance between the unitary needs of the Group and the differentiation of the various reference markets. What follows is a remuneration structure that by way of priority seeks to guarantee a correct balance of the fixed and variable components and the short and long-term aspects, alongside benefit systems and other instruments such as the Broad-Based Share Ownership Plan.

More specifically, the fixed component reflects the breadth and strategic nature of the role performed, measured against the market, and appraises the distinctive subjective characteristics and strategic skills of the employee. The short term variable remuneration (MBO) on the other hand aims to establish a transparent link between pay and the degree of fulfilment of annual targets. To this end, the targets are fixed according to qualitative and quantitative indicators that represent and are consistent with the strategic priorities and business plan, measured according to pre-established and objective criteria. Following on from 2014, the “gate” mechanism was confirmed for 2015 as the threshold applied only to the company’s targets: if the “gate” target is not achieved, this mechanism prevents the bonus associated with the company’s other targets from being accrued.

Unlike in 2014, each beneficiary of the MBO will be set a target with a weight of 20% based on the overall result of the assessment made through the new Performance Management system.

The long-term variable component aimed at achieving consistency between the interests of management and those of shareholders, by sharing in the business risk, with positive effects expected in terms of growth in the value of the company’s shares. To this end, on 26 June 2014 the 2014-2016 Stock Option Plan was launched, involving the Chief Executive Officer, the Top Management and a selected number of other managers.

Management report	Sustainability	154

In 2015, the implementation of Total Rewarding principles is confirmed and extended for the purpose of allow the flexible use of multiple instruments, which are no longer only monetary but include welfare, training, professional and development paths. The 2015 remuneration policy therefore intends to consolidate the process that began in 2014, making flexible use of five pillars, the first two of a financial nature, the remaining ones associated with a broader system of rewards: salary increases, bonuses, cars, job levels and training. Finally, possible instruments of the remuneration policy include the Broad-Based Share Ownership Plan or PAD (Piano di Azionariato Diffuso), a system for sharing in the risks and profits of the company, aimed at supporting employee motivation and reinforcing a sense of belonging. In June 2014, the company launched a new PAD under which all permanent employees of Telecom Italia S.p.A and its subsidiaries with registered office in Italy could buy shares with a 10% discount on the market price. In August 2015, one year after allocation, if ownership of the shares had been retained and the owner remained in employment, one free share (bonus share) was awarded for every three shares subscribed.

FONDAZIONE TELECOM ITALIA COMMITMENT

The mission of the Fondazione Telecom Italia (FTI) is to promote the culture of digital change and innovation, promoting integration, communication, economic and social growth.

FTI can operate, in Italy and abroad, by the methods and with the tools that are considered appropriate in each case for it to achieve its statutory purposes.

In accordance with this mission, four areas of intervention have been identified:

•	Education: innovation in teaching and education, promoting initiatives aimed at updating the technology in Italian schools and introducing radical innovations in educational methods and tools.

•	Innovation culture: becoming a reference point for innovation culture through an annual international conference, two university lectures and research publications on topics related to business and the history of innovation.

•	Social empowerment: promoting the processes of change taking place in society through new technologies for social enterprises, to help them “do good well”.

•	Historic and artistic heritage: contributing to protecting a world-famous heritage, allowing it to be enjoyed, particularly by innovative means, to make our country ever more competitive.

In the area of education three important projects were launched: “Curriculum Mapping”, “I linguaggi della contemporaneità” [Contemporary languages] and “MirRobot”.

The “Curriculum Mapping” project involves the creation of a platform to map curricula: it is a useful tool to facilitate the sharing of programmes between teachers of the same subject and between schools in the same education network, their supervision by head teachers, the orderly and integrated use of digital educational content by students. Mapping the curriculum means making the school curriculum and its component parts intelligible, shareable and transparent.

The “I linguaggi della contemporaneità” [Contemporary languages] project is intended to reinvigorate and update the teaching of contemporary history in secondary schools, moving beyond the combination of text book and classroom lesson to integrate narrative strategies drawn from sources including television, cinema, theatre, photography and literature. The 15 classes involved in the project produced a multimedia proposal connected with a specific modern conflict, making the most of the opportunities for interaction and complementarity offered by a digital social platform.

The “MirRobot” project consists of equipping the ITS (Biomedical Secondary School) of Mirandola, a city that was destroyed by the 2012 earthquake, with an automation and robotics laboratory in the biomedical sector, to offer students the opportunity to train in a growing technological sector and develop specific skills that are useful to their inclusion in the world of work. The laboratory organises robotics lessons and practice for ITS course participants. It will be useful for the ongoing training of company technicians and will be available to local students to introduce them to the world of technological innovation.

Management report	Sustainability	155

2015 also marked the third year of the TRIS project, which envisages the use of new technologies for educational inclusion to the benefit of students unable to attend school normally. The innovative strength of the project is that it not only helps disadvantaged students but is also concerned with the social networks that surround them. For students, specific attention is paid to welcoming them, to including them fully in the social life of the class and in the strictly educational aspects by involving them in lessons and collaborative activities with friends, both in and outside school.

The following were launched in the area of social empowerment:

•	“BeeApp” the project against waste and hunger, run by Banco Alimentare with FTI. This is a smart phone app dedicated to food companies, allowing them to find out to whom they can send food that is no longer saleable but still edible.

•	“DoLine” the first app connected with a Web platform that will allow medicines to be donated directly from your PC, smart phone or tablet, using a credit card, to people who can’t afford to buy them to treat themselves, thus contributing to the fight against health poverty.

Finally, two Calls for Ideas were held which received over 700 project proposals.

FTI also looks within the founding company, with initiatives that promote the volunteering spirit of Telecom Italia Group employees actively engaged in social work with non-profit organisations. In 2015, the Foundation also confirmed a corporate volunteering initiative involving many employees (known as “angels”) from all over Italy who passionately and enthusiastically support the Foundation in its activities. Furthermore, the second Fondazione #Italiax10 event was held, with the involvement of people from the Group: each employee was able to put forward a project involving a voluntary sector organisation.

Management report	Sustainability	156

TELECOM ITALIA GROUP CONSOLIDATED FINANCIAL STATEMENTS

TIM

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Assets

(millions of euros)			note	12/31/2015	of which related parties	12/31/2014	of which related parties
Non-current assets
Intangible assets
Goodwill			4)	29,383		29,943

Intangible assets with a finite useful life			5)	6,480		6,827

				35,863		36,770

Tangible assets			6)
Property, plant and equipment owned				12,659		12,544

Assets held under finance leases				2,208		843

				14,867		13,387

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method			7)	41		36

Other investments			7)	45		43

Non-current financial assets			8)	2,989	549	2,445	374

Miscellaneous receivables and other non-current assets			9)	1,744		1,571

Deferred tax assets			10)	853		1,118

				5,672		5,213

Total Non-current assets	(a	)		56,402		55,370

Current assets
Inventories			11)	254		313

Trade and miscellaneous receivables and other current assets			12)	5,110	137	5,615	152

Current income tax receivables			10)	163		101

Current financial assets			8)
Securities other than investments, financial receivables and other current financial assets				1,840	63	1,611	66

Cash and cash equivalents				3,559	72	4,812	174

				5,399	135	6,423	240

Current assets sub-total				10,926		12,452

Discontinued operations/Non-current assets held for sale			13)
of a financial nature				227		165

of a non-financial nature				3,677	23	3,564	19

				3,904		3,729

Total Current assets	(b	)		14,830		16,181

Total Assets	(a+b	)		71,232		71,551

Telecom Italia Group	Consolidated Statements of Financial Position
Consolidated Financial Statements		159

Equity and Liabilities

(millions of euros)			note	12/31/2015	of which related parties	12/31/2014	of which related parties
Equity			14)
Share capital issued				10,740		10,723

less: Treasury shares				(90)		(89)

Share capital				10,650		10,634

Additional Paid-in capital				1,731		1,725

Other reserves and retained earnings (accumulated losses), including profit (loss) for the year				5,229		5,786

Equity attributable to owners of the Parent				17,610		18,145

Non-controlling interests				3,723		3,554

Total Equity	(c	)		21,333		21,699

Non-current liabilities
Non-current financial liabilities			15)	30,518	937	32,325	469

Employee benefits			20)	1,420		1,056

Deferred tax liabilities			10)	323		438

Provisions			21)	551		720

Miscellaneous payables and other non-current liabilities			22)	1,110		697	1

Total Non-current liabilities	(d	)		33,922		35,236

Current liabilities
Current financial liabilities			15)	6,224	168	4,686	107

Trade and miscellaneous payables and other current liabilities			23)	7,762	217	8,376	213

Current income tax payables			10)	110		36

Current liabilities sub-total				14,096		13,098

Liabilities directly associated with Discontinued operations/Non-current assets held for sale			13)
of a financial nature				348		43

of a non-financial nature				1,533	16	1,475	16

				1,881		1,518

Total Current Liabilities	(e	)		15,977		14,616

Total Liabilities	(f=d+e	)		49,899		49,852

Total Equity and Liabilities	(c+f	)		71,232		71,551

Telecom Italia Group	Consolidated Statements of Financial Position
Consolidated Financial Statements		160

SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)	note	Year 2015	of which related parties	Year 2014	of which related parties
Revenues	25)	19,718	424	21,573	544

Other income	26)	287	1	401	10

Total operating revenues and other income		20,005		21,974

Acquisition of goods and services	27)	(8,533)	(251)	(9,430)	(352)

Employee benefits expenses	28)	(3,589)	(103)	(3,119)	(107)

Other operating expenses	29)	(1,491)	(1)	(1,175)	(1)

Change in inventories		(44)		(52)

Internally generated assets	30)	656		588

Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)		7,004		8,786

of which: impact of non-recurring items	41)	(1,076)		72

Depreciation and amortization	31)	(4,135)		(4,284)

Gains/(losses) on disposals of non-current assets	32)	336		29

Impairment reversals (losses) on non-current assets	33)	(244)		(1)

Operating profit (loss) (EBIT)		2,961		4,530

of which: impact of non-recurring items	41)	(990)		110

Share of profits (losses) of associates and joint ventures accounted for using the equity method	7)	1		(5)

Other income (expenses) from investments	34)	10	(4)	16

Finance income	35)	2,756	123	2,400	102

Finance expenses	35)	(5,281)	(97)	(4,594)	(159)

Profit (loss) before tax from continuing operations		447		2,347

of which: impact of non-recurring items	41)	(1,011)		123

Income tax expense	10)	(401)		(928)

Profit (loss) from continuing operations		46		1,419

Profit (loss) from Discontinued operations/Non-current assets held for sale	13)	611	64	541	70

Profit (loss) for the year	36)	657		1,960

of which: impact of non-recurring items	41)	(774)		107

Attributable to:				—

Owners of the Parent		(72)		1,350

Non-controlling interests		729		610

(euros)		Year 2015	Year 2014
Earnings per share:
Basic and Diluted Earnings Per Share (EPS)	37)
Ordinary Share		0.00	0.06

Savings Share		0.00	0.07

of which:
from Continuing operations attributable to Owners of the Parent
Ordinary Share		(0.01)	0.06

Savings Share		(0.01)	0.07

Telecom Italia Group	Separate Consolidated Income Statements
Consolidated Financial Statements		161

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Note 14

(millions of euros)			Year 2015	Year 2014
Profit (loss) for the year	(a	)	657	1,960

Other components of the Consolidated Statements of Comprehensive Income
Other components that subsequently will not be reclassified in the Separate Consolidated Income Statements
Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)			16	(209)

Income tax effect			(7)	53

	(b	)	9	(156)

Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—

Income tax effect			—	—

	(c	)	—	—

Total other components that subsequently will not be reclassified in the Separate Consolidated Income Statements	(d=b+c	)	9	(156)

Other components that subsequently will be reclassified in the Separate Consolidated Income Statements
Available-for-sale financial assets:
Profit (loss) from fair value adjustments			(4)	74

Loss (profit) transferred to the Separate Consolidated Income Statements			(57)	(23)

Income tax effect			18	(15)

	(e	)	(43)	36

Hedging instruments:
Profit (loss) from fair value adjustments			1,536	767

Loss (profit) transferred to the Separate Consolidated Income Statements			(983)	(871)

Income tax effect			(165)	28

	(f	)	388	(76)

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations			(2,155)	(225)

Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statements			(1)	—

Income tax effect			—	—

	(g	)	(2,156)	(225)

Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—

Loss (profit) transferred to the Separate Consolidated Income Statements			—	—

Income tax effect			—	—

	(h	)	—	—

Total other components that subsequently will be reclassified to the Separate Consolidated Income Statements	(i=e+f+g+h	)	(1,811)	(265)

Total other components of the Consolidated Statements of Comprehensive Income	(k=d+i	)	(1,802)	(421)

Total comprehensive income (loss) for the year	(a+k	)	(1,145)	1,539

Attributable to:
Owners of the Parent			(827)	1,123

Non-controlling interests			(318)	416

Telecom Italia Group	Consolidated Statements of Comprehensive Income
Consolidated Financial Statements		162

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Changes from January 1, 2014 to December 31, 2014

			Equity attributable to owners of the Parent
(millions of euros)	Share capital	Additional Paid-in capital	Reserve for available-for- sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the year	Total	Non- controlling interests	Total equity
Balance at December 31, 2013	10,604	1,704	39	(561)	(377)	132	—	5,520	17,061	3,125	20,186

Changes in equity during the year:
Dividends approved								(166)	(166)	(177)	(343)

Total comprehensive income (loss) for the year			36	(76)	(31)	(156)		1,350	1,123	416	1,539

Effect of Rete A acquisition									—	40	40

Effect of equity transactions of the Sofora – Telecom Argentina group					58			10	68	92	160

Issue of equity instruments	30	21						13	64	—	64

Other changes						(72)		67	(5)	58	53

Balance at December 31, 2014	10,634	1,725	75	(637)	(350)	(96)	—	6,794	18,145	3,554	21,699

Changes from January 1, 2015 to December 31, 2015 Note 14

			Equity attributable to owners of the Parent
(millions of euros)	Share capital	Additional Paid-in capital	Reserve for available-for- sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the year	Total	Non- controlling interests	Total equity
Balance at December 31, 2014	10,634	1,725	75	(637)	(350)	(96)	—	6,794	18,145	3,554	21,699

Changes in equity during the year:
Dividends approved								(166)	(166)	(125)	(291)

Total comprehensive income (loss) for the year			(43)	388	(1,109)	9		(72)	(827)	(318)	(1,145)

INWIT - effect of sale of the non-controlling interest								279	279	560	839

Merger of Telecom Italia Media S.p.A. with Telecom Italia S.p.A..	7	6						(39)	(26)	17	(9)

Convertible bond issue maturing 2022 - equity component								186	186		186

Issue of equity instruments	9							1	10		10

Other changes								9	9	35	44

Balance at December 31, 2015	10,650	1,731	32	(249)	(1,459)	(87)	—	6,992	17,610	3,723	21,333

Telecom Italia Group	Consolidated Statements of Changes in Equity
Consolidated Financial Statements		163

CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)			note	Year 2015	Year 2014
Cash flows from operating activities:
Profit (loss) from continuing operations				46	1,419

Adjustments for:
Depreciation and amortization				4,135	4,284

Impairment losses (reversals) on non-current assets (including investments)				253	13

Net change in deferred tax assets and liabilities				(45)	187

Losses (gains) realized on disposals of non-current assets (including investments)				(343)	(29)

Share of losses (profits) of associates and joint ventures accounted for using the equity method				(1)	5

Change in employee benefits				389	(59)

Change in inventories				56	55

Change in trade receivables and net amounts due from customers on construction contracts				410	(125)

Change in trade payables				(483)	(325)

Net change in current income tax receivables/payables				4	355

Net change in miscellaneous receivables/payables and other assets/liabilities				649	(583)

Cash flows from (used in) operating activities	(a	)		5,070	5,197

Cash flows from investing activities:
Purchase of intangible assets			5)	(1,959)	(2,422)

Purchase of tangible assets			6)	(4,761)	(2,562)

Total purchase of intangible and tangible assets on an accrual basis (*)				(6,720)	(4,984)

Change in amounts due for purchases of intangible and tangible assets				1,294	325

Total purchase of intangible and tangible assets on a cash basis				(5,426)	(4,659)

Acquisition of control in subsidiaries or other businesses, net of cash acquired				(5)	(9)

Acquisitions/disposals of other investments				(36)	(2)

Change in financial receivables and other financial assets				(635)	(1,118)

Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of				—	—

Proceeds from sale/repayment of intangible, tangible and other non-current assets				717	78

Cash flows from (used in) investing activities	(b	)		(5,385)	(5,710)

Cash flows from financing activities:
Change in current financial liabilities and other				408	1,305

Proceeds from non-current financial liabilities (including current portion)				5,054	4,377

Repayments of non-current financial liabilities (including current portion)				(7,191)	(5,877)

Share capital proceeds/reimbursements (including subsidiaries)				186	14

Dividends paid (*)				(204)	(252)

Changes in ownership interests in consolidated subsidiaries				845	160

Cash flows from (used in) financing activities	(c	)		(902)	(273)

Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d	)	13)	(19)	(499)

Aggregate cash flows	(e=a+b+c+d	)		(1,236)	(1,285)

Net cash and cash equivalents at beginning of the year	(f	)		4,910	6,296

Net foreign exchange differences on net cash and cash equivalents	(g	)		(458)	(101)

Net cash and cash equivalents at end of the year	(h=e+f+g	)		3,216	4,910

(*) of which related parties
Total purchase of intangible and tangible assets on an accrual basis				180	186

Dividends paid				—	—

Telecom Italia Group	Consolidated Statements of Cash Flows
Consolidated Financial Statements		164

Additional Cash Flow Information

(millions of euros)	Year 2015	Year 2014
Income taxes (paid) received	(363)	(427)

Interest expense paid	(5,145)	(4,985)

Interest income received	3,632	3,301

Dividends received	3	5

Analysis of Net Cash and Cash Equivalents

(millions of euros)	Year 2015	Year 2014
Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents - from continuing operations	4,812	5,744

Bank overdrafts repayable on demand – from continuing operations	(19)	(64)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	117	616

Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	4,910	6,296

Net cash and cash equivalents at end of the year:
Cash and cash equivalents - from continuing operations	3,559	4,812

Bank overdrafts repayable on demand – from continuing operations	(441)	(19)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	98	117

Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	3,216	4,910

Telecom Italia Group	Consolidated Statements of Cash Flows
Consolidated Financial Statements		165

NOTE 1

FORM, CONTENT AND OTHER GENERAL INFORMATION

FORM AND CONTENT

Telecom Italia S.p.A. (the “Parent”) and its subsidiaries form the “Telecom Italia Group” or the “Group”. Telecom Italia is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy. The registered offices of the Parent, Telecom Italia, are located in Milan, Italy at Via Gaetano Negri 1. The duration of Telecom Italia S.p.A., as stated in the company’s bylaws, extends until December 31, 2100.

The Telecom Italia Group operates mainly in Europe, the Mediterranean Basin and South America.

The Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector.

The Telecom Italia Group consolidated financial statements for the year ended December 31, 2015 have been prepared on a going concern basis (for further details see Note “Accounting policies”) and in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board (designated as “IFRS”), as well as the laws and regulations in force in Italy (particularly the measures enacted implementing art. 9 of Legislative Decree 38 of February 28, 2005).

In 2015, the Group has applied the accounting policies on a basis consistent with those of the previous years, except for the new standards and interpretations adopted since January 1, 2015 and described below.

The consolidated financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets held for trading and derivative financial instruments which have been measured at fair value. The carrying amounts of hedged assets and liabilities have been adjusted to reflect the changes in fair value of the hedged risks (fair value hedge).

In accordance with IAS 1 (Presentation of Financial Statements) comparative information included in the consolidated financial statements is, unless otherwise indicated, that of the preceding years.

The Telecom Italia Group consolidated financial statements are expressed in euro (rounded to the nearest million, unless otherwise indicated).

Publication of the Telecom Italia Group consolidated financial statements for the year ended December 31, 2015 was approved by resolution of the Board of Directors’ meeting held on March 17, 2016.

FINANCIAL STATEMENT FORMATS

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

•	the consolidated statement of financial position has been prepared by classifying assets and liabilities according to the “current and non-current” criterion;

•	the separate consolidated income statement has been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with Telecom Italia Group’s industrial sector.

In addition to EBIT or Operating profit (loss), the separate consolidated income statement includes the alternative performance measure of EBITDA or Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets.

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Consolidated Financial Statements		166

In particular, besides EBIT, EBITDA is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level). EBIT and EBITDA are calculated as follows:

Profit (loss) before tax from continuing operations

+	Finance expenses

-	Finance income

+/-	Other expenses (income) from investments

+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method

EBIT - Operating profit (loss)

+/-	Impairment losses (reversals) on non-current assets

+/-	Losses (gains) on disposals of non-current assets

+	Depreciation and amortization

EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

•	the consolidated statement of comprehensive income includes the profit or loss for the year as shown in the separate consolidated income statement and all other non-owner changes in equity;

•	the consolidated statement of cash flows has been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

Furthermore, as required by Consob Resolution 15519 of July 27, 2006, in the consolidated income statement, income and expenses relating to transactions which by nature do not occur during normal operation (non-recurring transactions) have been specifically identified and their impacts on the main intermediate levels have been shown separately, when they are significant. Specifically, non-recurring income/(expenses) include, for instance: income/expenses arising from the sale of properties, plant and equipment, business segments and investments; expenses stemming from company reorganization and streamlining processes and projects, also in connection with corporate transactions (mergers, spin-offs, etc.); expenses resulting from litigation and regulatory fines and related liabilities; other provisions and related reversals; and costs for the settlement of disputes; and impairment losses on goodwill and/or other intangible and tangible assets).

Also in reference to the above Consob resolution, the amounts of the balances or transactions with related parties have been shown separately in the consolidated financial statements.

SEGMENT REPORTING

An operating segment is a component of an entity:

•	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

•	whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources (for the Telecom Italia Group, the Board of Directors of the Parent) to be allocated to the segment and assess its performance; and

•	for which discrete financial information is available.

In particular, the operating segments of the Telecom Italia Group are organized according to geographic location (Domestic and Brazil) for the telecommunications business and according to the specific businesses for the other segments; also, your reminded that from the fourth quarter of 2013, the Sofora - Telecom Argentina group has been classified under discontinued operations.

The term “operating segment” is considered synonymous with “Business Unit”.

The operating segments of the Telecom Italia Group are as follows:

•	Domestic: includes operations in Italy for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (International wholesale), the operations of Olivetti (products and services for Information Technology), as well as INWIT S.p.A. (a company operating in the electronic communications infrastructure business) and the units supporting the Domestic sector;

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Consolidated Financial Statements		167

•	Brazil: includes mobile (TIM Celular) and fixed (TIM Celular and Intelig) telecommunications operations in Brazil;

•	Media: through Persidera S.p.A. it operates in the management of Digital Multiplexes, as well as the provision of accessory services and digital signal broadcasting platforms to third parties;

•	Other Operations: include finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

Telecom Italia Group	Note 1 Form, content and other general information
Consolidated Financial Statements		168

NOTE 2

ACCOUNTING POLICIES

GOING CONCERN

The consolidated financial statements for the year ended December 31, 2015 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia will continue its operational activities in the foreseeable future (and in any event for a time horizon of at least twelve months).

In particular, the following factors have been taken into consideration:

•	the main risks and uncertainties (that are for the most part of an external nature) to which the Group and the various activities of the Telecom Italia Group are exposed:

•	changes in the general macroeconomic situation in the Italian, European and South American markets (particularly the Brazilian market), as well as the volatility of financial markets in the Eurozone;

•	variations in business conditions, also related to competition;

•	changes to laws and regulations (price and rate variations);

•	outcomes of legal disputes and proceedings with regulatory authorities, competitors and other parties;

•	financial risks (interest rate and/or exchange rate trends, changes in the Group’s credit rating by rating agencies);

•	the optimal mix between risk capital and debt capital as well as the policy for the remuneration of risk capital, described in the paragraph “Share capital information” under the Note “Equity”;

•	the policy for financial risk management (market risk, credit risk and liquidity risk) described in the Note “Financial risk management”.

Based on these factors, the Management believes that, at the present time, there are no elements of uncertainty regarding the Group’s ability to continue as a going concern.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the financial statements of all subsidiaries from the date control over such subsidiaries commences until the date that control ceases.

The statement of financial position date of all the subsidiaries’ financial statements coincides with that of the Parent.

Control exists when the Parent has all the following:

•	power over the investee, which includes the ability to direct the relevant activities of the investee, i.e. the activities that significantly affect the investee’s returns;

•	exposure, or rights, to variable returns from its involvement with the investee;

•	the ability to use its power over the investee to affect the amount of the investor’s returns.

Telecom Italia assesses whether it controls an investee if facts and circumstances indicate that there are changes in one or more of the three control elements.

In the preparation of the consolidated financial statements, assets, liabilities, revenues and expenses of the consolidated companies are consolidated on a line-by-line basis and non-controlling interests in equity and in the profit (loss) for the year are disclosed separately under appropriate items, respectively, in the consolidated statement of financial position, in the separate consolidated income statement and in the consolidated statement of comprehensive income.

Under IFRS 10 (Consolidated financial statements), the total comprehensive loss (including the profit or loss for the year) is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

All intragroup balances and transactions and any gains and losses arising from intragroup transactions are eliminated in consolidation.

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Consolidated Financial Statements		169

The carrying amount of the investment in each subsidiary is eliminated against the corresponding share of equity in each subsidiary, after adjustment, if any, to fair value at the acquisition date of control. At that date, goodwill is recorded as an intangible asset, as described below, whereas any gain from a bargain purchase or negative goodwill is recognized in the separate consolidated income statement.

Assets and liabilities of foreign consolidated subsidiaries expressed in currencies other than euro are translated using the exchange rates in effect at the statement of financial position date (the current method); income and expenses are translated at the average exchange rates for the year. Exchange differences resulting from the application of this method are classified as equity until the entire disposal of the investment or upon loss of control of the foreign subsidiary. Upon partial disposal, without losing control, the proportionate share of the cumulative amount of exchange differences related to the disposed interest is recognized in non-controlling interests. The cash flows of foreign consolidated subsidiaries expressed in currencies other than Euro included in the consolidated statement of cash flows are translated into Euro at the average exchange rates for the year.

Goodwill and fair value adjustments arising from the allocation of the purchase price of a foreign entity are recorded in the relevant foreign currency and are translated using the year-end exchange rate.

Under IFRS 10, changes in a parent’s ownership interest in a subsidiary that do not result in a loss or acquisition of control are accounted for as equity transactions. In such circumstances the carrying amounts of the controlling and non-controlling interests shall be adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received shall be recognized directly in equity and attributed to the owners of the Parent.

Under IFRS 10, the parent company in case of loss of control of a subsidiary:

•	derecognizes:

•	the assets (including any goodwill) and the liabilities;

•	the carrying amount of any non-controlling interests;

•	recognizes:

•	the fair value of the consideration received, if any, from the transaction;

•	any investment retained in the former subsidiary at its fair value at the date when control is lost;

•	any gain or loss, resulting from the transaction, in the separate consolidated income statement;

•	the reclassification to the separate consolidated income statement, of the amounts previously recognized in other comprehensive income in relation to the subsidiary.

In the consolidated financial statements, investments in associates and joint ventures are accounted for using the equity method, as provided, respectively, by IAS 28 (Investments in Associates and Joint Ventures) and IFRS 11 (Joint Arrangements).

Associates are enterprises in which the Group holds at least 20% of the voting rights or exercises significant influence, but no control or joint control over the financial and operating policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Associates and joint ventures are included in the consolidated financial statements from the date that significant influence or joint control commences until the date such significant influence or joint control ceases.

Under the equity method, on initial recognition the investment in an associate or a joint venture is recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The investor’s share of the investee’s profit or loss is recognized in the investor’s income statement. Dividends received from an investee reduce the carrying amount of the investment.

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Consolidated Financial Statements		170

Adjustments to the carrying amount may also be necessary for changes in the investee’s other comprehensive income (i.e. those arising from foreign exchange translation differences). The investor’s share of those changes is recognized in the investor’s other comprehensive income.

If an investor’s share of losses of an associate or a joint venture equals or exceeds its interest in the associate or joint venture, the investor discontinues recognizing its share of further losses. After the investor’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the investor has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, the investor resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

Gains and losses resulting from “upstream” and “downstream” transactions between an investor (including its consolidated subsidiaries) and its associate or joint venture are recognized in the investor’s financial statements only to the extent of unrelated investors’ interests in the associate or joint venture.

Gains and losses arising from transactions with associates or joint ventures are eliminated to the extent of the Group’s interest in those entities.

INTANGIBLE ASSETS

Goodwill

Under IFRS 3 (Business Combinations), goodwill is recognized as of the date of acquisition of control and measured as the excess of (a) over (b) below:

a) the aggregate of:

•	the consideration transferred (measured in accordance with IFRS 3; it is generally recognized on the basis of the acquisition date fair value);

•	the amount of any non-controlling interest in the acquiree measured at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets at the acquisition date fair value;

•	in a business combination achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree;

b) the acquisition date fair value of the identifiable assets acquired net of the identifiable liabilities assumed measured at the acquisition date of control.

IFRS 3 requires, inter alia, the following:

•	incidental costs incurred in connection with a business combination are charged to the separate consolidated income statement;

•	in a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its fair value at the acquisition date of control and recognize the resulting gain or loss, if any, in the separate consolidated income statement.

Goodwill is classified in the statement of financial position as an intangible asset with an indefinite useful life.

Goodwill initially recorded is subsequently reduced only for impairment losses. Further details are provided in the accounting policy Impairment of tangible and intangible assets - Goodwill, reported below. In case of loss of control of a subsidiary, the relative amount of goodwill is taken into account in calculating the gain or loss on disposal.

Development costs

Costs incurred internally for the development of new products and services represent either intangible assets (mainly costs for software development) or tangible assets. These costs are capitalized only when all the following conditions are satisfied: i) the cost attributable to the development phase of the asset can be measured reliably, ii) there is the intention, the availability of financial resources and the technical ability to complete the asset and make it available for use or sale and iii) it can be demonstrated that the asset will be able to generate future economic benefits. Capitalized development costs comprise only expenditures that can be attributed directly to the development process for new products and services.

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Consolidated Financial Statements		171

Capitalized development costs are amortized systematically over the estimated product or service life so that the amortization method reflects the way which the asset’s future economic benefits are expected to be consumed by the entity.

Other intangible assets with a finite useful life

Other purchased or internally-generated intangible assets with a finite useful life are recognized as assets, in accordance with IAS 38 (Intangible Assets), where it is probable that the use of the asset will generate future economic benefits and where the cost of the asset can be measured reliably.

Such assets are recorded at purchase or production cost and amortized on a straight-line basis over their estimated useful lives; the amortization rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized prospectively in the separate consolidated income statement. For a small portion of mobile offerings, the Group capitalizes directly attributable subscriber acquisition costs, currently mainly consisting of commissions for the sales network, when the following conditions are met:

•	the capitalized costs can be measured reliably;

•	there is a contract binding the customer for a specific period of time;

•	it is probable that the amount of the capitalized costs will be recovered through the revenues generated by the services contractually provided, or, where the customer withdraws from the contract in advance, through the collection of a penalty.

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the foreseen minimum period of the underlying contract (between 24 and 30 months).

In all other cases, subscriber acquisition costs are expensed when incurred.

TANGIBLE ASSETS

Property, plant and equipment owned

Property, plant and equipment owned is stated at acquisition or production cost. Subsequent expenditures are capitalized only if they increase the future economic benefits embodied in the related item of property, plant and equipment. All other expenditures are expensed as incurred.

Cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized at its present value as a provision in the statement of financial position. These capitalized costs are depreciated and charged to the separate consolidated income statement over the useful life of the related tangible assets.

The recalculation of estimates for dismantling costs, discount rates and the dates in which such costs are expected to be incurred is reviewed annually, at each financial year-end. Changes in the above liability must be recognized as an increase or decrease of the cost of the relative asset; the amount deducted from the cost of the asset must not exceed its carrying amount. The excess if any, should be recorded immediately in the separate consolidated income statement, conventionally under the line item “Depreciation”.

Depreciation of property, plant and equipment owned is calculated on a straight-line basis over the estimated useful life of the assets.

The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized prospectively in the separate consolidated income statement.

Land, including land pertaining to buildings, is not depreciated.

Assets held under finance leases

Assets held under finance leases, in which substantially all the risks and rewards of ownership are transferred to the Group, are initially recognized as assets of the Group at fair value or, if lower, at the present value of the minimum lease payments, including bargain purchase options. The corresponding liability due to the lessor is included in the statement of financial position under financial liabilities.

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Consolidated Financial Statements		172

Lease payments are apportioned between interest (recognized in the separate consolidated income statement) and principal (recognized as a deduction from liabilities). This split is determined so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Furthermore, gains realized on sale and leaseback transactions that are recorded under finance lease contracts are deferred over the lease term.

The depreciation policy for depreciable assets held under finance leases is consistent with that for depreciable assets that are owned. If there is no reasonable certainty over the acquisition of the ownership of the asset at the end of the lease period, assets held under finance leases are depreciated over the shorter of the lease term and their useful lives.

Leases where the lessor retains substantially all the risks and rewards of ownership of the assets are accounted for as operating leases. Operating lease rentals are charged to the separate consolidated income statement on a straight-line basis over the lease term.

When a lease includes both land and buildings elements, an entity assesses the classification of each element as a finance or an operating lease separately.

CAPITALIZED BORROWING COSTS

Under IAS 23 (Borrowing Costs), the Group capitalizes borrowing costs only if they are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time (conventionally more than 12 months) to get ready for its intended use or sale.

Capitalized borrowing costs are recorded in the separate consolidated income statement and deducted from the “finance expense” line item to which they relate.

IMPAIRMENT OF INTANGIBLE AND TANGIBLE ASSETS

Goodwill

Goodwill is tested for impairment at least annually or more frequently whenever events or changes in circumstances indicate that goodwill may be impaired, as set forth in IAS 36 (Impairment of Assets); however, when the conditions that gave rise to an impairment loss no longer exist, the original amount of goodwill is not reinstated.

The test is generally conducted at the end of every year so the date of testing is the year-end closing date of the financial statements. Goodwill acquired and allocated during the year is tested for impairment at the end of the year in which the acquisition and allocation took place.

To test for impairment, goodwill is allocated at the date of acquisition to each cash-generating unit or group of cash-generating units which is expected to benefit from the acquisition.

If the carrying amount of the cash-generating unit (or group of cash-generating units) exceeds the recoverable amount, an impairment loss is recognized in the separate consolidated income statement. The impairment loss is first recognized as a deduction of the carrying amount of goodwill allocated to the cash-generating unit (or group of cash-generating units) and then only applied to the other assets of the cash-generating unit in proportion to their carrying amount, up to the recoverable amount of the assets with a finite useful life. The recoverable amount of a cash-generating unit (or group of cash-generating units) to which goodwill is allocated is the higher of fair value less costs to sell and its value in use.

In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The future cash flows are those arising from an explicit time horizon between three and five years as well as those extrapolated to estimate the terminal value. The long-term growth rate used to estimate the terminal value of the cash-generating unit (or group of cash-generating units) is assumed not to be higher than the average long-term growth rate of the segment, country or market in which the cash-generating unit (or group of cash-generating units) operates.

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Consolidated Financial Statements		173

The value in use of cash-generating units denominated in foreign currency is estimated in the local currency by discounting cash flows to present value on the basis of an appropriate rate for that currency. The present value obtained is translated to euro at the spot rate on the date of the impairment test (in the case of the Telecom Italia Group, the date of the financial statements).

Future cash flows are estimated by referring to the current operating conditions of the cash generating unit (or group of cash-generating units) and, therefore, do not include either benefits originating from future restructuring for which the entity is not yet committed, or future investments for the improvement or optimization of the cash-generating unit.

For the purpose of calculating impairment, the carrying amount of the cash-generating unit is established based on the same criteria used to determine the recoverable amount of the cash generating unit, excluding surplus assets (that is, financial assets, deferred tax assets and net non-current assets held for sale) and includes the goodwill attributable to non-controlling interests.

After conducting the goodwill impairment test for the cash-generating unit (or groups of cash-generating units), a second level of impairment testing is carried out which includes the corporate assets which do not generate positive cash flows and which cannot be allocated by a reasonable and consistent criterion to the single units. At this second level, the total recoverable amount of all cash-generating units (or groups of cash-generating units) is compared to the carrying amount of all cash-generating units (or groups of cash-generating units), including also those cash-generating units to which no goodwill was allocated, and the corporate assets.

Intangible and tangible assets with a finite useful life

At every closing date, the Group assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, trend in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Group over market capitalization.

When indicators of impairment exist, the carrying amount of the assets is reduced to the recoverable amount. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Impairment losses are recognized in the separate consolidated income statement.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized as income in the separate consolidated income statement.

FINANCIAL INSTRUMENTS

Other investments

Other investments (other than those in subsidiaries, associates and joint ventures) are classified as non-current or current assets if they will be kept in the Group’s portfolio for a period of more or not more than 12 months, respectively.

Upon acquisition, investments are classified in the following categories:

•	“available-for-sale financial assets”, as non-current or current assets;

•	“financial assets at fair value through profit or loss”, as current assets held for trading.

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Consolidated Financial Statements		174

Other investments classified as “available-for-sale financial assets” are measured at fair value; changes in the fair value of these investments are recognized in a specific equity reserve under the other components of the statement of comprehensive income (Reserve for available-for-sale financial assets) until the financial asset is disposed of or impaired, at which time the equity reserve is reversed to the separate consolidated income statement.

Other unlisted investments classified as “available-for-sale financial assets” whose fair value cannot be measured reliably are measured at cost adjusted by any impairment losses which are recognized in the separate consolidated income statement, as required by IAS 39 (Financial instruments: recognition and measurement).

Impairment losses recognized on other investments classified as “available-for-sale financial assets” are not reversed.

Changes in the value of other investments classified as “financial assets at fair value through profit or loss” are recognized directly in the separate consolidated income statement.

Securities other than investments

Securities other than investments classified as non-current assets are those held to maturity. The assets are recorded on the trade date and, on initial recognition, are stated at acquisition cost, including transaction costs, and subsequently measured at amortized cost. Amortized cost represents the initial cost of the financial instrument net of principal repayments received, adjusted (up or down) by the amortization of any differences between the initial amount and the maturity amount using the effective interest method, less any write-down for impairment or uncollectibility, if any.

Securities other than investments classified as current assets are those that, by decision of the directors, are intended to be kept in the Group’s portfolio for a period of not more than 12 months, and are included in the following categories:

•	held to maturity (originally more than 3 months but less than 12 months, or, with an original maturity of more than 12 months but the remaining maturity at the date of purchase is more than 3 months but less than 12 months) and measured at amortized cost;

•	held for trading and measured at fair value through profit or loss;

•	available-for-sale and measured at fair value with a contra-entry to an equity reserve (Reserve for available-for-sale financial assets) which is reversed to the separate consolidated income statement when the financial asset is disposed of or impaired.

When the conditions that gave rise to impairment losses on securities other than investments held to maturity or classified as “available-for-sale financial assets” no longer exist, the impairment losses are reversed.

Receivables and loans

Receivables and loans classified as either non-current or current assets are initially recognized at fair value and subsequently measured at amortized cost.

Cash and cash equivalents

Cash and cash equivalents are recorded, according to their nature, at nominal value or amortized cost. Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of change in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months.

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Consolidated Financial Statements		175

Impairment of financial assets

At every closing date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the separate consolidated income statement for financial assets measured at cost or amortized cost; for “available-for-sale financial assets” reference should be made to the accounting policy described above.

Financial liabilities

Financial liabilities comprise financial debt, including advances received on the assignment of accounts receivable, and other financial liabilities such as derivatives and finance lease obligations.

In accordance with IAS 39, they also include trade and other payables.

Financial liabilities other than derivatives are initially recognized at fair value and subsequently measured at amortized cost.

Financial liabilities hedged by derivative instruments designed to manage exposure to changes in fair value of the liabilities (fair value hedge derivatives) are measured at fair value in accordance with the hedge accounting principles of IAS 39. Gains and losses arising from re-measurement at fair value, to the extent of the hedged component, are recognized in the separate consolidated income statement and are offset by the effective portion of the gain or loss arising from re-measurement at fair value of the hedging instrument.

Financial liabilities hedged by derivative instruments designed to manage exposure to variability in cash flows (cash flow hedge derivatives) are measured at amortized cost in accordance with the hedge accounting principles of IAS 39.

Derivatives

Derivatives are used by the Telecom Italia Group to manage its exposure to exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within pre-established operational limits.

In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when:

•	at the inception of the hedge, the hedging relationship is formally designated and documented;

•	the hedge is expected to be highly effective;

•	its effectiveness can be reliably measured;

•	the hedge is highly effective throughout the financial reporting periods for which it is designated.

All derivative financial instruments are measured at fair value in accordance with IAS 39.

When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

•	Fair value hedge – Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of an asset or liability due to a particular risk, the gain or loss from re-measuring the hedging instrument at fair value is recognized in the separate consolidated income statement. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the separate consolidated income statement.

•	Cash flow hedge – Where a derivative financial instrument is designated as a hedge of the exposure to variability in cash flows of an asset or liability or a highly probable expected transaction, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in a specific equity reserve (Reserve for cash flow hedges). The cumulative gain or loss is removed from equity and recognized in the separate consolidated income statement at the same time the hedged transaction affects the separate consolidated income statement. The gain or loss associated with the ineffective portion of a hedge is recognized in the separate consolidated income statement immediately. If the hedged transaction is no longer probable, the cumulative gains or losses included in the equity reserve are immediately recognized in the separate consolidated income statement.

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Consolidated Financial Statements		176

If hedge accounting is not appropriate, gains or losses arising from the measurement of the fair value of derivative financial instruments are directly recognized in the separate consolidated income statement.

SALES OF RECEIVABLES

The Telecom Italia Group carries out sales of receivables under factoring arrangements in accordance with Law 52/1991. These sales, in the majority of cases, are characterized by the transfer of substantially all the risks and rewards of ownership of the receivables to third parties, therefore meeting the requirements of IFRS 39 for derecognition. Specific servicing contracts, through which the buyer confers a mandate to Telecom Italia S.p.A. for the collection and management of the receivables, leave the current Company/customer relationship unaffected.

AMOUNTS DUE FROM CUSTOMERS ON CONSTRUCTION CONTRACTS

Amounts due from customers on construction contracts, regardless of the duration of the contracts, are recognized in accordance with the percentage of completion method and classified under current assets.

Losses on such contracts, if any, are recorded in full in the separate consolidated income statement when they become known.

INVENTORIES

Inventories are measured at the lower of purchase and production cost and estimated realizable value; cost is determined on a weighted average basis. Provision is made for obsolete and slow-moving inventories based on their expected future use and estimated realizable value.

NON-CURRENT ASSETS HELD FOR SALE/DISCONTINUED OPERATIONS

Non-current assets (or disposal groups) whose carrying amount will mainly be recovered through sale, rather than through ongoing use, are classified as held for sale and shown separately from other assets and liabilities in the consolidated statement of financial position. The corresponding amounts for the previous year are not reclassified in the consolidated statement of financial position but are instead shown separately in a specific column in the changes in assets and liabilities in the year in which the non-current assets held for sale or the disposal groups are classified as such.

An operating asset sold (Discontinued Operations) is a component of an entity that has been disposed of or classified as held for sale and:

•	represents a major line of business or geographical area of operations;

•	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•	is a subsidiary acquired exclusively with a view to resale.

The results arising from Discontinued Operations – whether disposed of or classified as held for sale – are shown separately in the separate consolidated income statement, net of tax effects. The corresponding values for the previous periods, where present, are reclassified and reported separately in the separate consolidated income statement, net of tax effects, for comparative purposes.

Non-current assets (or disposal groups) classified as held for sale are first recognized in compliance with the appropriate IFRS applicable to the specific assets and liabilities and subsequently measured at the lower of the carrying amount and fair value, less costs to sell.

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Consolidated Financial Statements		177

Any subsequent impairment losses are recognized as a direct adjustment to the non-current assets (or disposal groups) classified as held for sale and expensed in the separate consolidated income statement.

An entity shall recognize a gain for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

As required by IFRS 5 (Non-current assets held for sale and discontinued operations), an entity shall not depreciate (or amortize) a non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale.

The finance expenses and other expenses attributable to the liabilities of a disposal group classified as held for sale must continue to be recognized.

EMPLOYEE BENEFITS

Provision for employee severance indemnity

Employee severance indemnity, mandatory for Italian companies pursuant to art. 2120 of the Italian Civil Code, is deferred compensation and is based on the employees’ years of service and the compensation earned by the employee during the service period.

Under IAS 19 (Employee Benefits), the employee severance indemnity as calculated is considered a “Defined benefit plan” and the related liability recognized in the statement of financial position (Provision for employee severance indemnities) is determined by actuarial calculations.

The remeasurements of actuarial gains and losses are recognized in other components of other comprehensive income. Service cost of Italian companies that employ less than 50 employees, as well as interest expenses related to the “time value” component of the actuarial calculations (the latter classified as Finance expenses), are recognized in the separate consolidated income statement.

Starting from January 1, 2007, Italian Law gave employees the choice to direct their accruing indemnity either to supplementary pension funds or leave the indemnity as an obligation of the Company. Companies that employ at least 50 employees should transfer the employee severance indemnity to the “Treasury fund” managed by INPS, the Italian Social Security Institute. Consequently, the Group’s obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19, of a “Defined contribution plan”.

Equity compensation plans

The companies of the Group provide additional benefits to certain managers of the Group through equity compensation plans (stock options and long-term incentive plans). The above plans are recognized in accordance with IFRS 2 (Share-Based Payment).

In accordance with IFRS 2, such plans represent a component of the beneficiaries’ compensation. Therefore, for the plans that provide for compensation in equity instruments, the cost is represented by the fair value of such instruments at the grant date, and is recognized in the separate consolidated income statement in “Employee benefits expenses” over the period between the grant date and vesting date with a contra-entry to an equity reserve denominated “Other equity instruments”. Changes in the fair value subsequent to the grant date do not affect the initial measurement. At the end of each year, adjustments are made to the estimate of the number of rights that will vest up to expiry. The impact of the change in estimate is deducted from “Other equity instruments” with a contra-entry to “Employee benefits expenses”.

For the portion of the plans that provide for the payment of compensation in cash, the amount is recognized in liabilities as a contra-entry to “Employee benefits expenses”; at the end of each year such liability is measured at fair value.

Telecom Italia Group	Note 2 Accounting policies
Consolidated Financial Statements		178

PROVISIONS

The Group records provisions for risks and charges when it has a present obligation, legal or constructive, to a third party, as a result of a past event, when it is probable that an outflow of Group resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

If the effect of the time value is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expected cash flows, taking into account the risks associated with the obligation. The increase in the provision due to the passage of time is recognized as “Finance expenses”.

TREASURY SHARES

Treasury shares are recognized as a deduction from equity. In particular, the treasury shares are reported as a deduction from the share capital issued in the amount corresponding to the “accounting par value”, that is the ratio of total share capital and the number of issued shares, while the excess cost of acquisition over the accounting par value is presented as a deduction from “Other reserves and retained earnings (accumulated losses), including profit (loss) for the year”.

FOREIGN CURRENCY TRANSACTIONS

Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the statement of financial position date. Exchange differences arising from the settlement of monetary items or from their conversion at rates different from those at which they were initially recorded during the year or at the end of the prior year, are recognized in the separate consolidated income statement.

REVENUES

Revenues are the gross inflows of economic benefits during the period arising in the course of the ordinary activities of an entity. Amounts collected on behalf of third parties such as sales taxes, goods and services taxes and value added taxes are not economic benefits which flow to the entity and do not result in increases in equity. Therefore, they are excluded from revenues.

Revenues are recognized to the extent that it is probable that economic benefits will flow to the Group and their amount can be measured reliably. Revenues are stated net of discounts, allowances, and returns.

•	Revenues from services rendered

Revenues from services rendered are recognized in the separate consolidated income statement according to the stage of completion of the service and only when the outcome of the service rendered can be estimated reliably.

Traffic revenues from interconnection and roaming are reported gross of the amounts due to other TLC operators.

Revenues for delivering information or other content are recognized on the basis of the amount invoiced to the customer, when the service is rendered directly by the Group. In the event that the Group is acting as agent (for example non-geographic numbers) only the commission received from the content provider is recognized as revenue.

Revenues from the activation of telephone services (as well as the related costs) are deferred over the expected duration of the relationship with the customer (in Italy generally 8 years for retail customers and 3 years for wholesale customers). In particular, costs from the activation of telephone services are deferred taking also into account the reasonable expectations of cash flows arising from these services.

Telecom Italia Group	Note 2 Accounting policies
Consolidated Financial Statements		179

Revenues from prepaid traffic are recorded on the basis of the minutes used at the contract price per minute. Deferred revenues for unused minutes are recorded in “Trade and miscellaneous payables and other current liabilities” in the consolidated statement of financial position.

•	Revenues from sales and bundled offerings

Revenues from sales (telephone and other equipment) are recognized when the significant risks and rewards of ownership are transferred to the buyer.

For offerings which include the sale of mobile handsets and service contracts, the Telecom Italia Group recognizes revenues related to the sale of the handset when it is delivered to the final customer whereas traffic revenues are recorded on the basis of the minutes used; the related subscriber acquisition costs, including sales commissions, are expensed as incurred. The revenues allocated to the handset sale are limited to the contract amount that is not contingent upon the rendering of telecommunication services, i.e. the residual of the amount paid by the customer exceeding the services value.

A small portion of the offerings of packages of products and services in the mobile businesses are contracts with a minimum contractual period between 24 and 30 months which include an enforced termination penalty. For these contracts, the subscriber acquisition costs are capitalized under “Intangible assets with a finite useful life” if the conditions for capitalization as described in the related accounting policy are met.

•	Revenues on construction contracts

Revenues on construction contracts are recognized based on the stage of completion (percentage of completion method).

RESEARCH COSTS AND ADVERTISING EXPENSES

Research costs and advertising expenses are charged directly to the separate consolidated income statement in the year in which they are incurred.

FINANCE INCOME AND EXPENSES

Finance income and expenses are recognized on an accrual basis and include: interest accrued on the related financial assets and liabilities using the effective interest rate method, the changes in fair value of derivatives and other financial instruments measured at fair value through profit or loss, gains and losses on foreign exchange and financial instruments (including derivatives).

DIVIDENDS

Dividends received from companies other than subsidiaries, associates and joint ventures are recognized in the separate consolidated income statement in the year in which they become receivable following the resolution by the shareholders’ meeting for the distribution of dividends of the investee companies.

Dividends payable to third parties are reported as a change in equity in the year in which they are approved by the shareholders’ meeting.

Telecom Italia Group	Note 2 Accounting policies
Consolidated Financial Statements		180

INCOME TAX EXPENSE (CURRENT AND DEFERRED)

Income tax expense includes all taxes calculated on the basis of the taxable income of the companies of the Group.

The income tax expense is recognized in the separate consolidated income statement, except to the extent that they relate to items directly charged or credited to equity, in which case the related tax is recognized in the relevant equity reserves. In the Statement of comprehensive income, the amount of income expense relating to each item included as “Other components of the Statement of comprehensive income” is indicated.

The income tax expense that could arise on the remittance of a subsidiary’s retained earnings is only recognized where there is the actual intention to remit such earnings.

Deferred tax liabilities / assets are recognized using the “Balance sheet liability method”. They are calculated on all temporary differences that arise between the tax base of an asset or liability and the carrying amounts in the consolidated financial statements, except for non tax-deductible goodwill and for those differences related to investments in subsidiaries which will not reverse in the foreseeable future. Deferred tax assets relating to unused tax loss carry-forwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Current and deferred tax assets and liabilities are offset when the income taxes are levied by the same tax authority and there is a legally enforceable right of offset. Deferred tax assets and liabilities are determined based on enacted tax rates in the respective jurisdictions in which the Group operates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Taxes, other than income taxes, are included in “Other operating expenses”.

EARNINGS PER SHARE

Basic earnings per ordinary share is calculated by dividing the Group’s profit attributable to ordinary shares by the weighted average number of ordinary shares outstanding during the year, including the shares relating to the bond issued in November 2013 by Telecom Italia Finance S.A. with mandatory conversion to Telecom Italia shares and excluding treasury shares. Similarly, basic earnings per savings share is calculated by dividing the Group’s profit attributable to savings shares by the weighted average number of savings shares outstanding during the year.

For diluted earnings per ordinary share, the weighted average number of shares outstanding during the year is adjusted by all dilutive potential shares (for example, the exercise of rights on shares with dilutive effects). The Group profit is also adjusted to reflect the impact of these transactions net of the related tax effects.

USE OF ESTIMATES

The preparation of consolidated financial statements and related disclosure in conformity with IFRS requires management to make estimates and assumptions based also on subjective judgments, past experience and assumptions considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the amount of revenues and costs during the year. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

Telecom Italia Group	Note 2 Accounting policies
Consolidated Financial Statements		181

The most important accounting estimates which require a high degree of subjective assumptions and judgments are detailed below.

Financial statement area	Accounting estimates

Goodwill impairment	The impairment test on goodwill is carried out by comparing the carrying amount of cash-generating units and their recoverable amount. The recoverable amount of a cash-generating unit is the higher of fair value, less costs to sell, and its value in use. This complex valuation process entails the use of methods such as the discounted cash flow method which uses assumptions to estimate cash flows. The recoverable amount depends significantly on the discount rate used in the discounted cash flow model as well as the expected future cash flows and the growth rate used for the extrapolation. The key assumptions used to determine the recoverable amount for the different cash generating units, including a sensitivity analysis, are detailed in the Note “Goodwill”.

Impairment of tangible and intangible assets with a finite useful life

At every closing date, the Group assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose.

Identifying the impairment indicators, estimating the future cash flows and calculating the fair value of each asset requires Management to make significant estimates and assumptions in calculating the discount rate to be used, and the useful life and residual value of the assets. These estimates can have a significant impact on the fair value of the assets and on the amount of any impairment write-downs.

Business combinations	The recognition of business combinations requires that assets and liabilities of the acquiree be recorded at their fair value at the acquisition date of control, as well as the possible recognition of goodwill, through the use of a complex process in determining such values.

Provision for bad debts	The recoverability of receivables is measured by considering the uncollectibility of receivables, their age and losses on receivables recognized in the past by type of similar receivables.

Depreciation and amortization	Changes in the economic conditions of the markets, technology and competitive forces could significantly affect the estimated useful lives of tangible and intangible non-current assets and may lead to a difference in the timing, and thus on the amount of depreciation and amortization expense.

Accruals, contingent liabilities and employee benefits

As regards the provisions for restoration costs the estimate of future costs to dismantle tangible assets and restore the site is a complex process that requires an assessment of the liability arising from such obligations which seldom are entirely defined by law, administrative regulations or contract clauses and which normally are to be complied with after an interval of several years.

The accruals related to legal, arbitration and fiscal disputes are the result of a complex estimation process based upon the probability of an unfavorable outcome. Employee benefits, especially the provision for employee severance indemnities, are calculated using actuarial assumptions; changes in such assumptions could have a material impact on such liabilities.

Revenues

Revenue recognition is influenced by:

•       the expected duration of the relationship with the customer for revenues from telephone service activations (as well as the related costs);

•       the estimate of the amount of discounts, allowances and returns to be recorded as a direct deduction from revenues.

Income tax expense (current and deferred)	Income taxes (current and deferred) are calculated in each country in which the Group operates according to a prudent interpretation of the tax laws in effect. This process sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets, recognized based on both unused tax loss carry-forwards to future years and deductible differences, takes into account the estimate of future taxable income and is based on conservative tax planning.

Derivative instruments and equity instruments	The fair value of derivative instruments and equity instruments is determined both using valuation models which also take into account subjective measurements such as, for example, cash flow estimates, expected volatility of prices, etc., or on the basis of either prices in regulated markets or quoted prices provided by financial counterparts. For further details, please also see the Note “Supplementary disclosures on financial instruments”.

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors) par. 10, in the absence of a Standard or an Interpretation that specifically applies to a particular transaction, management carefully considers subjective valuation techniques and uses its judgment as to the accounting methods to adopt with a view to providing financial statements which faithfully represent the financial position, the results of operations and the cash flows of the Group, which reflect the economic substance of the transactions, are neutral, prepared on a prudent basis and complete in all material respects.

Telecom Italia Group	Note 2 Accounting policies
Consolidated Financial Statements		182

NEW STANDARDS AND INTERPRETATIONS ENDORSED BY EU IN FORCE FROM JANUARY 1, 2015

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the following is a brief description of the IFRS in force from January 1, 2015.

Improvements to the IFRS (2010–2012 cycle)

On December 17, 2014, Regulation EC no. 28-2015 was issued, applying several improvements to the IFRS for the period 2010-2012, at EU level. In particular, the following is noted:

•	IFRS 2 - Share-based payments (Definition of vesting condition): the amendment clarifies the meaning of “vesting conditions” by separately defining “performance conditions” and “service conditions”;

•	IFRS 3 - Business combinations (Accounting Recognition of “contingent consideration” in a business combination): the amendment clarifies how any “contingent consideration” agreed within a business combination must be classified and measured;

•	IFRS 8 - Operating segments (Aggregation of operating segments and reconciliation of the total of the reportable segments’ assets to the entity’s assets): the amendment introduces an additional disclosure to be made in the financial statements. Specifically, a brief description must be provided on how the segments have been aggregated and the economic indicators assessed in determining that the aggregated operating segments share similar economic characteristics;

•	IAS 24 - Related party disclosures (key management personnel services): the amendment clarifies that any company (or any member of a group it belongs to) that provides key management personnel services to the reporting entity or its parent is also a related party. The costs incurred for these services require separate disclosure.

The adoption of said amendments had no impact on these consolidated financial statements at December 31, 2015.

Improvements to the IFRS (2011-2013 cycle)

On December 18, 2014, Regulation EC no. 1361-2014 was issued, applying several improvements to the IFRS for the period 2011-2013, at EU level.

The improvements to the IFRS specifically concern the following aspects:

•	“Amendment to IFRS 3 – Business combinations”: the amendment clarifies that IFRS 3 does not apply in the accounting for the establishment of a joint arrangement (IFRS 11) in its financial statements;

•	“Amendment to IFRS 13 – Fair value measurement”: the amendment clarifies that the exception from the principle of measuring assets and liabilities based on net portfolio exposure also applies to all contracts that come under the scope of IAS 39 even if they do not meet the requirements established by IAS 32 to be classified as financial assets/liabilities;

•	“Amendment to IAS 40 – Investment property”.

The adoption of said amendments had no impact on these consolidated financial statements at December 31, 2015.

Amendments to IAS 19 - Employee Benefits (Defined Benefit Plans - Employee contributions)

On December 17, 2014, Regulation EC no. 29-2015 was issued, applying some amendments to IAS 19 (Employee benefits) at EU level.

These amendments are aimed at clarifying the accounting for employee contributions under a defined benefit plan.

The adoption of said amendments had no impact on these consolidated financial statements at December 31, 2015.

Telecom Italia Group	Note 2 Accounting policies
Consolidated Financial Statements		183

NEW STANDARDS AND INTERPRETATIONS ISSUED BY IASB NOT YET IN FORCE

New Standards and Interpretations issued by IASB not yet in force are listed below.

•	Amendments to IFRS 11 (Joint Arrangements): Accounting for acquisitions of interests in joint operations

On November 24, 2015, Regulation EC 2015/2173 was issued, applying some minor amendments to IAS 11 at EU level.

IFRS 11 addresses the accounting for interests in Joint Ventures and Joint Operations. These amendments add new guidance on how to account for the acquisition of an interest in a Joint Operation that constitutes a business (as defined in IFRS 3 - Business Combinations).

These amendments specify the appropriate accounting treatment for such acquisitions.

The amendments are effective prospectively from January 1, 2016. These amendments are not expected to have a significant effect on the consolidated financial statements of the Group.

•	Amendments to IAS 16 (Property, Plant and Equipment) and IAS 38 (Intangible Assets)

On December 2, 2015, Regulation EC 2015/2231 was issued, applying some minor amendments to IAS 16 and IAS 38 at EU level.

IAS 16 and IAS 38 both establish the principle of the expected pattern of consumption of the future economic benefits of an asset as the basis for depreciation and amortization.

The amendment clarifies that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate. For intangible assets, this indication is considered as a relative assumption, that may only be overcome in one of the following circumstances: (i) the right to use an intangible asset is related to the achievement of a set revenue threshold; or (ii) when it can be demonstrated that the generation of the revenues and the use of the economic benefits of the asset are highly correlated.

The amendments are effective prospectively from January 1, 2016. These amendments are not expected to have a significant effect on the consolidated financial statements of the Group.

•	Improvements to the IFRS (2012-2014 cycle)

On December 15, 2015, Regulation EC 2015/2343 was issued, applying several improvements to the IFRS for the period 2012-2014, at EU level. These amendments included:

IFRS 5 Non-current assets held for sale and discontinued operations: these amendments relate to changes in the methods of disposal (from held for sale to held for distribution to owners and vice versa); IFRS 7 Financial Instruments: supplementary disclosure: these amendments relate to the disclosure on servicing contracts, in terms of “continuing involvement”, and the applicability of the disclosure provided for by IFRS 7 concerning the offsetting of financial assets and financial liabilities in the interim financial statements; IAS 19 Employee Benefits: these amendments relate to the discount rate (with reference to the market area); IAS 34 Interim Financial Reporting: these amendments specify how the information included in the interim financial statements may be supplemented by other available information contained in other sections of the Interim Report (e.g. the Report on Operations) through the incorporation by cross-reference.

The amendments are effective from January 1, 2016. These amendments are not expected to have a significant effect on the consolidated financial statements of the Group.

•	Amendments to IAS 1 (Presentation of Financial Statements) – Disclosure initiative

On December 18, 2015, Regulation EC 2015/2406 was issued, applying some minor amendments to IAS 1 at EU level. In particular, the amendments, which are part of a wider initiative to improve the presentation and disclosure of financial statements, include updates in the following areas:

•	materiality: it is clarified that the concept of materiality applies to the financial statements as a whole and that the inclusion of immaterial information can affect the usefulness of the financial reporting;

•	disaggregation and subtotals: it is clarified that the specific items of the separate income statement, the statement of comprehensive income and the statement of financial position can be disaggregated. New requirements for the use of subtotals have also been introduced;

Telecom Italia Group	Note 2 Accounting policies
Consolidated Financial Statements		184

•	structure of the notes: it is clarified that the companies have a certain degree of flexibility regarding the order of presentation of the notes. In establishing this order, the companies must take into account the requirements of understandability and comparability of the financial statements;

•	investments accounted for using the equity method: the Other Comprehensive Income (OCI) relating to investments in associates and joint ventures accounted for using the equity method must be divided in the income statement between reclassifiable and non-reclassifiable.

The amendments are effective from January 1, 2016. These amendments are not expected to have a significant effect on the consolidated financial statements of the Group.

Telecom Italia Group	Note 2 Accounting policies
Consolidated Financial Statements		185

NEW STANDARDS AND INTERPRETATIONS ISSUED BY IASB BUT NOT YET ENDORSED BY THE EU

At the date of preparation of these consolidated financial statements, the following new standards and interpretations had been issued by IASB but not yet endorsed by the EU.

Mandatory application starting from
IFRS 14 (Regulatory Deferral Accounts)	1/1/2016

IFRS 9 (Financial Instruments)	1/1/2018

IFRS 15 (Revenue from Contracts with Customers, including relevant improvements)	1/1/2018

IFRS 16 (Leases)	1/1/2019

Amendments to IFRS 10 (Consolidated Financial Statements) and to IAS 28 (Investments in Associates and Joint Ventures): Sale or contribution of assets between an investor and its associate/joint venture

Deferred application date to be set

Amendments to IFRS 12, IFRS 10 and IAS 28 (Investment entities - Exception to consolidation)	1/1/2016

Amendments to IAS 12 (Income tax expense - Recognition of deferred tax assets for unrealized losses)	1/1/2017

Amendments to IAS 7 (Cash flow statement): Disclosure Initiative	1/1/2017

The potential impacts on the consolidated financial statements from application of these amendments are currently being assessed.

Telecom Italia Group	Note 2 Accounting policies
Consolidated Financial Statements		186

NOTE 3

SCOPE OF CONSOLIDATION

INVESTMENTS IN CONSOLIDATED SUBSIDIARIES

Composition of the Group

Telecom Italia holds a majority of the voting rights in all the subsidiaries included in the scope of consolidation.

A complete list of consolidated subsidiaries is provided in the Note “List of companies of Telecom Italia Group”.

SCOPE OF CONSOLIDATION

The changes in the scope of consolidation at December 31, 2015 compared to December 31, 2014 are listed below.

These changes did not have any significant impacts on the Consolidated Financial Statements of the Telecom Italia Group at December 31, 2015.

Scope of consolidation: subsidiaries entering/exiting/merged into the scope of consolidation:

Company		Business Unit	Month
Entry:
INWIT S.p.A.	New company	Domestic	January 2015
Alfabook S.r.l.	New acquisition	Domestic	July 2015
TIM Caring S.r.l.	New company	Domestic	July 2015
TIM Real Estate S.r.l.	New company	Domestic	November 2015
Exit:
Olivetti Engineering S.A.	Liquidated	Domestic	March 2015
Olivetti France S.A.S.	Liquidated	Domestic	May 2015
Olivetti I-Jet S.p.A.	Liquidated	Domestic	June 2015
Telecom Italia Sparkle Hungary K.F.T.	Liquidated	Domestic	June 2015
Merger:
Telecom Italia Media S.p.A.	Merged into Telecom Italia S.p.A.	Media	September 2015

The breakdown by number of Telecom Italia Group subsidiaries, associates and joint ventures at December 31, 2015, and December 31, 2014 is as follows:

	12/31/2015
Companies:	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line(*)	26	58	84

joint ventures accounted for using the equity method	1	—	1

associates accounted for using the equity method	18	—	18

Total companies	45	58	103

(*)	Including subsidiaries posted under Discontinued operations/Non-current assets held for sale.

Telecom Italia Group	Note 3 Scope of consolidation
Consolidated Financial Statements		187

	12/31/2014
Companies:	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line(*)	24	61	85

joint ventures accounted for using the equity method	—	—	—

associates accounted for using the equity method	16	—	16

Total companies	40	61	101

(*)	Including subsidiaries posted under Discontinued operations/Non-current assets held for sale.

Further details are provided in the Note “List of companies of the Telecom Italia Group”.

SUBSIDIARIES WITH SIGNIFICANT NON-CONTROLLING INTERESTS

At December 31, 2015, Telecom Italia Group held equity investments in subsidiaries with significant non-controlling interests in Sofora – Telecom Argentina group and Tim Brasil group.

For information on Sofora – Telecom Argentina group, see the disclosures provided in the Note “Discontinued operations/Non-current assets held for sale”.

As concerns Tim Brasil group, the figures provided below, stated before the netting and elimination of intragroup accounts, have been prepared in accordance with IFRS and reflect adjustments made at the acquisition date to align the assets and liabilities acquired to their fair value.

Tim Brasil group – Brazil Business Unit

Non-controlling interests held at December 31, 2015 amounted to 33.4% of the share capital of Tim Participações (which in turn holds 100% of the share capital of the operating companies Tim Celular S.A. and Intelig Telecomunicações Ltda), equivalent to the corresponding share of voting rights.

Financial Position Data Tim Brasil group

(millions of euros)	12/31/2015	12/31/2014
Non-current assets	6,043	7,666

Current assets	2,843	3,484

Total Assets	8,886	11,150

Non-current liabilities	2,164	2,305

Current liabilities	2,110	3,010

Total Liabilities	4,274	5,315

Equity	4,612	5,835

of which Non-controlling interests	1,357	1,622

Telecom Italia Group	Note 3 Scope of consolidation
Consolidated Financial Statements		188

Income statement Data Tim Brasil group

(millions of euros)	2015	2014
Revenues	4,636	6,244

Profit (loss) for the year	320	497

of which Non-controlling interests	187	166

Financial Data Tim Brasil group

In 2015, aggregate cash flows generated a negative amount of 186 million euros, essentially due to a negative exchange rate effect of 424 million euros, without which cash flow would have generated a positive amount of 238 million euros. This was driven in part by the effects of the sale of the first three blocks of telecommunications towers to American Tower do Brasil (around 676 million of euros). In 2014, this item was a negative 12 million euros (in the presence of a positive exchange difference of 4 million euros) and reflected, among other things, the outlay for the acquisition of the 700 MHz license (around 540 million euros).

Lastly, again with reference to the Tim Brasil group and in line with the information given in the Report on Operations – Main risks and uncertainties Section, the main risk factors that could, even significantly, restrict the operations of the Tim Brasil group are listed below:

•	strategic risks (risks related to macroeconomic and political factors, as well as risks associated with foreign exchange restrictions and competition);

•	operational risks (risks related to business continuity and development of the fixed and mobile networks, as well as risks associated with litigation and disputes);

•	financial risks;

•	Regulatory and Compliance risks.

Telecom Italia Group	Note 3 Scope of consolidation
Consolidated Financial Statements		189

NOTE 4

GOODWILL

Goodwill shows the following breakdown and changes during 2014 and 2015:

(millions of euros)	12/31/2013	Increase	Decrease	Impairments	Exchange differences	12/31/2014
Domestic	28,443					28,443

Core Domestic	28,028	3				28,031

International Wholesale	415		(3)			412

Brazil	1,468				3	1,471

Media	21	8				29

Other Operations	—					—

Total	29,932	8	—	—	3	29,943

(millions of euros)	12/31/2014	Increase	Decrease	Impairments	Exchange differences	12/31/2015
Domestic	28,443	4				28,447

Core Domestic	28,031	4				28,035

International Wholesale	412					412

Brazil	1,471			(240)	(324)	907

Media	29					29

Other Operations	—					—

Total	29,943	4	—	(240)	(324)	29,383

The decrease of 560 million euros recognized in 2015 includes:

•	an overall reduction of 564 million euros in the Goodwill of the Brazil Business Unit linked to the impairment loss of 240 million euros due to the results of the impairment testing conducted at December 31, 2015, which compared the value in use of the Brazil Cash Generating Unit (CGU) with its recoverable amount. This impairment loss essentially reflected the worsening of the macro economic environment in which the local companies operate. The value of the Goodwill allocated to the Business Unit also reflects a reduction of 324 million euros due to exchange differences.

•	An increase of 4 million euros attributable to the Domestic Business Unit, due to the recognition of goodwill as a result of the acquisition of control and subsequent consolidation of Alfabook S.r.l.. In July 2015, Telecom Italia Digital Solution S.p.A. acquired 100% of the company Alfabook S.r.l., operating in the digital educational publishing sector, for a price of 5 million euros. An amount of provisional goodwill was recognized with respect to that transaction, as permitted by IFRS 3. During the 12 months following the transaction, the provisional amounts of assets and liabilities acquired may be adjusted retroactively to reflect their fair value at the acquisition date, with consequent recalculation of the value of goodwill.

Telecom Italia Group	Note 4 Goodwill
Consolidated Financial Statements		190

The gross carrying amounts of goodwill and the relative accumulated impairment losses from January 1, 2004 (date of allocation to the Cash Generating Units - CGUs) to December 31, 2015 and 2014 can be summarized as follows:

	12/31/2015			12/31/2014
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Net carrying amount	Gross carrying amount	Accumulated impairment losses	Net carrying amount
Domestic	42,301	(13,854)	28,447	42,251	(13,808)	28,443

Core Domestic	41,883	(13,848)	28,035	41,833	(13,802)	28,031

International Wholesale	412	—	412	412	—	412

Olivetti	6	(6)	—	6	(6)	—

Brazil	1,123	(216)	907	1,478	(7)	1,471

Media	143	(114)	29	189	(160)	29

Other Operations	—	—	—	—	—	—

Total	43,567	(14,184)	29,383	43,918	(13,975)	29,943

Following the merger of Telecom Italia Media S.p.A. into Telecom Italia S.p.A., on September 30, 2015, the values, amounting to 46 million euros and relating to the year 2010, were reclassified from the Media Business Unit to the Domestic Business Unit.

The figures for the Brazil CGU are stated in euros, converted at the spot exchange rate at the closing date of the financial statements; the carrying amount of goodwill for the CGU, after the impairment loss of 887 million Brazilian reais applied during the year, corresponds to 3,854 million Brazilian reais.

Goodwill is not subject to amortization, but it is tested for impairment at least annually. Accordingly, in preparing the 2015 Annual Report, the Telecom Italia Group conducted impairment tests on the recoverability of the goodwill; the results showed that the recoverable amount of the assets at December 31, 2015 was higher than the net carrying amount for the CGUs of the Domestic and Media segments, whereas an impairment loss was identified for the Brazil CGU.

The recoverability testing was conducted at two levels: at the first level, the recoverable amount was estimated for the assets assigned to the individual cash generating units (or groups of units) to which goodwill is allocated; at the second level, the assets of the Group as a whole were considered.

The value used to determine the recoverable amount of all the Cash Generating Units (or groups of units) to which goodwill has been allocated is the value in use.

With regard to the first level test, goodwill has been allocated to the following cash generating units (or groups of units):

Segment	Cash Generating Units (or groups of units)
Domestic	Core Domestic

International Wholesale

Brazil	Tim Brasil

Media	Persidera

The estimates of the value in use are based on the forward looking financial figures drawn from the industrial plan of the Telecom Italia Group approved by the Board of Directors. The figures of the Group’s plan, which refer to a three-year period (2016-2018), were completed by data extrapolated over further two years: therefore the explicit forecast period for the projection of the future cash flows includes five years overall (2016-2020) for the CGUs of the Domestic and Brazil segments. For the Persidera CGU, on the other hand, a forecast lifetime of up to 2032 has been adopted, based on the duration of the current portfolio of frequencies.

Telecom Italia Group	Note 4 Goodwill
Consolidated Financial Statements		191

The forward looking figures are stated in the currency in which they were generated, and therefore in euro for the CGUs of the Domestic and Media segments and in Brazilian reais for the Brazil CGU. For this unit, the recoverable amount of the assets is denominated in the functional currency and subsequently translated at the spot exchange rate at the reporting date.

The cost of capital used to discount the future cash flows in the estimate of the value in use has been determined as follows:

•	it has been estimated using the Capital Asset Pricing Model (CAPM) model, which is one of the generally accepted application criteria referred to in IAS 36;

•	it reflects the current market estimates of the time value of money and the specific risks of the groups of assets; it includes appropriate yield premiums for country risk and the risk associated with the depreciation of the currency of denomination of the cash flows;

•	it has been calculated using comparative market parameters to estimate the “Beta coefficient” and the weighting coefficient of the equity and debt capital components.

Details are provided below, for each CGU, of the weighted average cost of capital (WACC rate) used to discount the future cash flows, and the equivalent rate before tax.

Details are also provided of the growth rates used to estimate the residual value after the explicit forecast period (the G-Rates), expressed in nominal terms and related to the cash flows in their functional currency. Lastly, details are provided of the implicit capitalization rates, for each CGU, resulting from the difference between the cost of capital, after tax, and the G-Rate.

PRINCIPAL PARAMETERS FOR THE ESTIMATES OF VALUE IN USE

	Core Domestic	International Wholesale	Brazil	Persidera
WACC	6.6%	6.6%	13.0%	9.4%

WACC before tax	8.8%	8.6%	16.5%	12.7%

Growth rate beyond the explicit period (g)	0.5%	0.5%	5.2%	n.a.

Capitalization rate (WACC-g)	8.3%	8.1%	11.3%	n.a.

Capex/Revenues, % perpetual	19%	6%	16%	n.a.

The growth rates of the terminal value “g” of the Domestic segment have been estimated taking into account the expected outlook during the explicit forecast period and are consistent with the range of growth rates applied by the analysts who monitor Telecom Italia shares. The estimate of the growth rate for the Brazil CGU also takes into account the country’s expected rate of inflation over the long term, as estimated by market observers.

Separate parameters for the various CGUs have also been used in the estimate of the level of capital expenditure required to sustain the perpetual generation of cash flows after the explicit forecast period, according to the phase of capital expenditure, competitive positioning and the technological infrastructure operated.

Moreover, for the appraisal of the value in use, the Group’s plan figures were adjusted according to the expected financial flows approach, on the basis of information reasonably available, giving higher weight to observable parameters and to information from external sources which are deemed important from the market operator perspective.

Telecom Italia Group	Note 4 Goodwill
Consolidated Financial Statements		192

The differences between the values in use and the carrying amounts for the main CGUs considered amounted to:

(millions of euros)	Core Domestic	International Wholesale
Difference between values in use and net carrying amounts	+4,312	+88

For the Brazil CGU, following the impairment loss, the value in use was in line with the net carrying amounts.

For the estimate of values in use, simulations were conducted on the results with respect to changes in the relevant rate parameters. Details are provided below of the variables needed to make the recoverable amount of the respective CGUs equal to their net carrying amount.

PARAMETERS THAT MAKE THE VALUE IN USE EQUAL TO THE CARRYING AMOUNT

	Core Domestic	International Wholesale
WACC before tax	9.6%	8.8%

Capitalization rate (WACC-g)	9.1%	8.3%

Capex/Revenues, % on TV	23%	6%

In addition to the value used to determine the recoverable amount of all the Units (value in use), value estimates were also made based on various methods, chosen from those generally accepted and based on the best technical practices. In particular, reference values provided by the stock market prices of the securities of the Group’s listed companies were used, together with multipliers and other summary indicators determined, on a comparative basis, from the prices of similar assets traded in regulated markets or traded through discontinuous transactions in unregulated markets.

Concerning the value testing at overall Group level, the sum of the recoverable amounts of all the CGUs (estimated using methods consistent with the notion of value in use or fair value) was compared against the carrying amount of the net operating assets of the consolidated financial statements, after appropriate adjustments to take account of the Central Functions not allocated to any CGU and the Cash Generating Units of the Group that do not bring any goodwill (Olivetti). No impairment losses were recorded at this additional level of impairment testing.

Telecom Italia Group	Note 4 Goodwill
Consolidated Financial Statements		193

NOTE 5

INTANGIBLE ASSETS WITH A FINITE USEFUL LIFE

Intangible assets with a finite useful life decreased by 347 million euros compared to December 31, 2014. The breakdown and movements are as follows:

(millions of euros)	12/31/2013	Additions	Depreciation and amortization	Disposals	Exchange differences	Capitalized borrowing costs	Other changes	12/31/2014
Industrial patents and intellectual property rights	2,332	991	(1,297)		(2)		199	2,223

Concessions, licenses, trademarks and similar rights	3,394	90	(370)	(60)	26		40	3,120

Other intangible assets	257	63	(187)		1			134

Work in progress and advance payments	297	1,278		(1)	(30)	5	(199)	1,350

Total	6,280	2,422	(1,854)	(61)	(5)	5	40	6,827

(millions of euros)	12/31/2014	Additions	Depreciation and amortization	Disposals	Exchange differences	Capitalized borrowing costs	Other changes	12/31/2015
Industrial patents and intellectual property rights	2,223	1,010	(1,268)	(1)	(243)		349	2,070

Concessions, licenses, trademarks and similar rights	3,120	204	(391)	(3)	(103)		2	2,829

Other intangible assets	134	84	(129)		(4)		(2)	83

Work in progress and advance payments	1,350	661		(3)	(235)	73	(348)	1,498

Total	6,827	1,959	(1,788)	(7)	(585)	73	1	6,480

Additions in 2015 included 312 million euros of internally generated assets (310 million euros in 2014). Further details are provided in the Note “Internally generated assets”.

Industrial patents and intellectual property rights at December 31, 2015 consisted mainly of application software purchased outright and user license rights acquired, amortized over a period between 2 and 5 years. They mainly related to Telecom Italia S.p.A. (1,207 million euros) and to the Brazil Business Unit (823 million euros).

Concessions, licenses, trademarks and similar rights at December 31, 2015 mainly related to:

•	the remaining cost of telephone licenses and similar rights (1,996 million euros for Telecom Italia S.p.A. and 269 million euros for the Brazil Business Unit). Additions for 2015 included the renewal by the Parent of the GSM license for a period of 3 years, namely until June 2018, for a price of 117 million euros, already fully paid;

•	Indefeasible Rights of Use - IRU (315 million euros) mainly relating to companies of the Telecom Italia Sparkle group (International Wholesale);

•	TV frequencies of the Media Business Unit (126 million euros). The user licenses for the frequencies used for digital terrestrial transmission held by Persidera S.p.A. will expire in 2032.

Telecom Italia Group	Note 5 Intangible assets with a finite useful life
Consolidated Financial Statements		194

The net carrying amount of telephone licenses and similar rights (2,265 million euros) and their useful lives are detailed below:

Type	Net carrying amount at 12/31/2015 (millions of euros)	Amortization period in years	Amortization charge for 2015 (millions of euros)
Telecom Italia S.p.A.:
UMTS	806	18	134

UMTS 2100 MHz	44	12	7

Wireless Local Loop	1	15	1

WiMax	7	15	1

LTE 1800 MHz	120	18	9

LTE 800 MHz	840	17	60

LTE 2600 MHz	92	17	7

GSM (extension)	86	3.5	31

Tim Brasil group:
GSM and 3G (UMTS)	194	8-15	80

4G (LTE)	75	15	9

Other intangible assets with a finite useful life at December 31, 2015 concerning essentially capitalized subscriber acquisition costs (SAC) equal to 69 million euros (63 million euros for the Parent and 6 million euros for the Brazil Business Unit), mainly made up of commissions to the sale channels, on a few commercial offers that require a firm engagement from the customer. Subscriber acquisition costs are amortized over the underlying minimum contract period (between 24 or 30 months).

Work in progress and advance payments include the acquisition by the Parent of the user rights to the L Band frequencies (1452-1492 MHz) for terrestrial electronic communications systems (231 million euros, following its participation in the tender for their assignment called by the Ministry of Economic Development. The rights were officially awarded on September 14, 2015; they were definitively assigned in December 2015, while use of the band began in January 2016.

The item also includes the user rights for the 700 MHz frequencies, acquired in 2014 by the Tim Brasil group for a total of 2.9 billion reais; The assignment of the license also entailed participation in the consortium that will carry out the cleaning up of the 700 MHz spectrum, currently used by television broadcasters. Since the assets require a period of more than 12 months to be ready for use, in 2015, borrowing costs of 73 million euros have been capitalized, as they are directly attributable to the acquisition. The rate used for the capitalization of borrowing costs in reais is 13.25% per annum. Capitalized borrowing costs have been recorded as a direct reduction of the income statement item “Finance expenses - Interest expenses to banks”.

Amortization and impairment losses have been recorded in the income statement as components of the operating result.

Telecom Italia Group	Note 5 Intangible assets with a finite useful life
Consolidated Financial Statements		195

The gross carrying amount, accumulated impairment losses and accumulated amortization at December 31, 2015 and 2014 can be summarized as follows:

	12/31/2014
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount
Industrial patents and intellectual property rights	12,831	(7)	(10,601)	2,223

Concessions, licenses, trademarks and similar rights	6,498	(266)	(3,112)	3,120

Other intangible assets with a finite useful life	668	—	(534)	134

Work in progress and advance payments	1,352	(2)		1,350

Total intangible assets with a finite useful life	21,349	(275)	(14,247)	6,827

	12/31/2015
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount
Industrial patents and intellectual property rights	12,579	(7)	(10,502)	2,070

Concessions, licenses, trademarks and similar rights	6,349	(296)	(3,224)	2,829

Other intangible assets	862	—	(779)	83

Work in progress and advance payments	1,500	(2)		1,498

Total intangible assets with a finite useful life	21,290	(305)	(14,505)	6,480

Patents and intellectual property rights included disposals related to the dismissal or rewriting of software (application software and operative systems of equipment) by the Parent Company for a gross carrying amount of 690 million euros, which generated an overall loss of a non-significant amount.

Impairment losses on “Concessions, licenses, trademarks and similar rights”, relating mainly to reporting periods prior to 2004, refer to the Indefeasible Rights of Use (IRU) for the transmission capacity and cables for international connections acquired by the Lamed group. The change in the amount shown for 2015 compared to the previous year, is essentially due to the translation into euros of accounts denominated in US dollars.

The item “Other intangible assets with a finite useful life”, includes gross disposals of 252 million euros of Telecom Italia S.p.A. connected with Subscriber Acquisition Costs (SAC) that have already been amortized.

Telecom Italia Group	Note 5 Intangible assets with a finite useful life
Consolidated Financial Statements		196

NOTE 6

TANGIBLE ASSETS (OWNED AND UNDER FINANCE LEASES)

PROPERTY, PLANT AND EQUIPMENT OWNED

Property, plant and equipment owned increased by 115 million euros compared to December 31, 2014. The breakdown and movements are as follows:

(millions of euros)	12/31/2013	Additions	Depreciation and amortization	Impairment (losses) / reversals	Disposals	Exchange differences	Other changes	12/31/2014
Land	135			(1)	(3)			131

Buildings (civil and industrial)	380	8	(41)		(34)	1	6	320

Plant and equipment	10,594	1,913	(2,075)		(10)	9	481	10,912

Manufacturing and distribution equipment	41	13	(14)					40

Other	454	91	(176)		(3)		74	440

Construction in progress and advance payments	695	501			(1)	3	(497)	701

Total	12,299	2,526	(2,306)	(1)	(51)	13	64	12,544

(millions of euros)	12/31/2014	Additions	Depreciation and amortization	Impairment (losses) / reversals	Disposals	Exchange differences	Other changes	12/31/2015
Land	131	25		—	—	(3)	18	171

Buildings (civil and industrial)	320	126	(38)	—	(1)	(5)	42	444

Plant and equipment (*)	10,912	2,342	(2,018)	(3)	(130)	(579)	385	10,909

Manufacturing and distribution equipment	40	16	(15)	(1)			1	41

Other	440	101	(159)		(4)	(39)	39	378

Construction in progress and advance payments	701	578		—	(3)	(46)	(514)	716

Total	12,544	3,188	(2,230)	(4)	(138)	(672)	(29)	12,659

(*)	The amounts shown in Depreciation and Other changes take account of the effects resulting from the remeasurement of the Provision for restoration costs due to the revision of the useful life of the passive infrastructure of the Base Transceiver Stations, as detailed in the Note “Provisions”.

Land comprises both built-up land and available land and is not subject to depreciation. The balance at December 31, 2015 mainly related to Telecom Italia S.p.A. (120 million euros).

Buildings (civil and industrial) almost exclusively includes buildings for industrial use hosting telephone exchanges or for office use, and light constructions. The figure at the end of 2015 was mainly attributable to Telecom Italia S.p.A. (259 million euros).

In 2015, four buildings and the related land, previously leased under financial leases, were also purchased for a total outlay of 176 million euros; the purchase resulted in additions of 117 million euros under the item “Buildings (civil and industrial)” and of 23 million euros under the item “Land”. In addition, the column “Other changes” includes 55 million euros for the reclassification of the remaining value of these properties, from the assets held under finance leases and the related improvements made.

Telecom Italia Group	Note 6 Tangible assets (owned and under finance leases)
Consolidated Financial Statements		197

Plant and equipment includes the aggregate of all the structures used for the functioning of voice and data telephone traffic. The figure at December 31, 2015 was mainly attributable to Telecom Italia S.p.A. (8,385 million euros) and to companies of the Brazil Business Unit (1,934 million euros).

With regard to the depreciation of the passive infrastructure of the mobile telephone Base Transceiver Stations, with effect from January 1, 2015, the Parent Telecom Italia has revised their useful life from thirteen to twenty-eight years and applied this change on a prospective basis.

This revision was made to take account of the update of the average expected duration of the leases of the areas that infrastructure is located on, also in view of the generation of value from these assets, particularly through the subsidiary INWIT S.p.A., and in consideration of their technical obsolescence.

In particular, the useful lives were updated on the basis of the average duration of the leases, as well as of an appraisal by an external expert.

As a result, in 2015, 24 million euros lower depreciation expense was recognized for the period.

The lower estimated depreciation for future periods may be broken down as follows:

•	24 million euros for the year 2016;

•	22 million euros for the year 2017;

•	19 million euros for the year 2018.

Manufacturing and distribution equipment consists of instruments and equipment used for the operations and maintenance of plant and equipment; the amount was essentially in line with the end of the prior year and primarily related to Telecom Italia S.p.A..

The item Other mainly consists of hardware for the functioning of the Data Center and for work stations, furniture and fixtures and, to a minimal extent, transport vehicles and office machines.

Construction in progress and advance payments refer to the internal and external costs incurred for the acquisition and internal production of tangible assets, which are not yet in use.

Additions in 2015 increased by 662 million euros and included 344 million euros of internally generated assets (278 million euros in 2014). Further details are provided in the Note “Internally generated assets”.

The increase – in addition to the impact of the above-mentioned purchase of four properties, previously held under financial leases – was mainly due to the higher investments for the development of UltraBroadBand networks, both in the Fixed-line segment and the Mobile segment.

Depreciation, impairment losses and reversals have been recorded in the income statement as components of the operating result.

Depreciation for the years 2015 and 2014 is calculated on a straight-line basis over the estimated useful lives of the assets according to the following minimum and maximum rates:

Buildings (civil and industrial)	3.33%

Plant and equipment	3% - 50%

Manufacturing and distribution equipment	20%

Other	11% - 33%

Telecom Italia Group	Note 6 Tangible assets (owned and under finance leases)
Consolidated Financial Statements		198

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2015 and 2014 can be summarized as follows:

	12/31/2014
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Land	132	(1)		131

Buildings (civil and industrial)	1,388	(2)	(1,066)	320

Plant and equipment	65,911	(58)	(54,941)	10,912

Manufacturing and distribution equipment	283	(1)	(242)	40

Other	3,999	(2)	(3,557)	440

Construction in progress and advance payments	702	(1)		701

Total	72,415	(65)	(59,806)	12,544

	12/31/2015
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Land	173	(2)		171

Buildings (civil and industrial)	1,583	(1)	(1,138)	444

Plant and equipment	66,208	(67)	(55,232)	10,909

Manufacturing and distribution equipment	300	(1)	(258)	41

Other	3,751	(2)	(3,371)	378

Construction in progress and advance payments	717	(1)		716

Total	72,732	(74)	(59,999)	12,659

The impairment losses on “Plant and equipment”, mainly relating to years prior to 2004, are attributable to the LanMed group. The change in the amount shown for 2015 compared to the previous year, is essentially due to the translation into euros of accounts denominated in US dollars.

With regard to the gross carrying amounts of tangible assets, in 2015 Telecom Italia S.p.A. carried out disposals for a gross carrying amount of 455 million euros mainly in relation to fully depreciated assets. Disposals mainly involved plant and equipment for around 435 million euros.

Telecom Italia Group	Note 6 Tangible assets (owned and under finance leases)
Consolidated Financial Statements		199

ASSETS HELD UNDER FINANCE LEASES

Assets held under finance leases increased by 1,365 million euros compared to December 31, 2014. The breakdown and movements are as follows:

(millions of euros)	12/31/2013	Additions	Depreciation and amortization	Other changes	12/31/2014
Buildings (civil and industrial)	883	19	(120)	31	813

Other	5	1	(4)		2

Construction in progress and advance payments	32	16		(20)	28

Total	920	36	(124)	11	843

(millions of euros)	12/31/2014	Additions	Change in financial leasing contracts	Depreciation and amortization	Exchange differences	Other changes	12/31/2015
Land under lease			16				16

Buildings (civil and industrial)	813	39	1,162	(105)		(29)	1,880

Plant and equipment leased	—		337	(9)	(43)	(1)	284

Other	2	1	8	(3)		(1)	7

Construction in progress and advance payments	28	10				(17)	21

Total	843	50	1,523	(117)	(43)	(48)	2,208

The additions consisted of improvements and incremental expenses incurred for movable and immovable third-party assets used on the basis of finance lease agreements.

The item Buildings (civil and industrial) includes buildings under long rent contracts and related building adaptations, almost exclusively attributable to Telecom Italia S.p.A..

In late 2014, Telecom Italia launched a major real estate project, aimed on one hand at rationalizing the utilization of space for industrial use in line with the evolution of next-generation networks, and on the other at optimizing the number of buildings for office / mixed use by creating functional “hubs” adopting a modern and more efficient occupation of space.

The project involves a process of renovations, closure of some properties and renegotiations of agreements with the owners, all with a view to efficiency and cost-cutting, mainly by extending contract terms and reducing lease payments. In particular, with reference to 2015, it is pointed out that:

•	a few properties of strategic importance were selected, in relation to their present or foreseeable use, in line with the technological evolution of the network and the new ICT services. Four of these properties were purchased in 2015, while for a fifth, part of the Acilia complex in Rome, it was decided to renegotiate the contract as described below;

•	the renegotiation and/or finalization of new contracts was completed for approx. 750 real estate leases. Prior to these renegotiations, in accordance with IAS 17 (Leases), more than half of these contracts were classified as operating leases with consequent recognition of the rent under leasing costs in the income statement; the remaining contracts were defined as financial leases, and were therefore accounted for with the recognition of Tangible Asset - Properties and the related financial debt in the balance sheet. The renegotiation and/or finalization of new contracts resulted, on one hand, in the change of classification from operating leases to financial leases and, on the other hand, with regard to the properties whose contracts were already classified as financial lease, in the “re-assessment” of the value of the property and the related payable. This resulted in an overall impact on the balance sheet at December 31, 2015 of 1,178 million euros in terms of higher tangible assets (Land and Buildings) and related payables for financial leases.

Telecom Italia Group	Note 6 Tangible assets (owned and under finance leases)
Consolidated Financial Statements		200

Also under the above-mentioned Project, a long-term rental agreement was early terminated in August 2015 relating to a portion of the Acilia complex in Rome (with the extinction of the remaining financial debt of 14 million euros and the recognition of a gain of 8 million euros). At the same time, a new finance lease agreement was signed, containing a “buyback option” at the end of the agreement, with the recognition of higher tangible assets and the related liability for the finance lease for a total of 73 million euros (of which 16 million euros for land and 57 million euros for buildings) already included in the overall impact mentioned above.

The item plant and equipment includes the recognition of the value of the telecommunications towers sold by the Tim Brasil group to American Tower do Brasil and subsequently repurchased in the form of finance lease for 1,245 million reais (around 337 million euros).

Under the transaction, the gain for the tangible assets not yet definitively sold has been recorded in deferred income (1,003 million reais corresponding to around 271 million euros).

Other essentially comprises the capitalization of finance leases of Data Center hardware and photocopiers.

Depreciation and impairment losses are recorded in the income statement as components of the operating result.

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2015 and 2014 can be summarized as follows:

	12/31/2014
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Buildings (civil and industrial)	2,141	(27)	(1,301)	813

Other	91	—	(89)	2

Construction in progress and advance payments	28	—	—	28

Total	2,260	(27)	(1,390)	843

	12/31/2015
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Land under lease	16	—	—	16

Buildings (civil and industrial)	3,275	(27)	(1,368)	1,880

Plant and equipment leased	293	—	(9)	284

Other	29	—	(22)	7

Construction in progress and advance payments	21	—	—	21

Total	3,634	(27)	(1,399)	2,208

Telecom Italia Group	Note 6 Tangible assets (owned and under finance leases)
Consolidated Financial Statements		201

At December 31, 2015 and 2014, finance lease payments due in future years and their present value are as follows:

	12/31/2015		12/31/2014
(millions of euros)	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
Within 1 year	270	217	216	191

From 2 to 5 years	1,033	680	879	566

Beyond 5 years	3,032	1,422	560	249

Total	4,335	2,319	1,655	1,006

(millions of euros)	12/31/2015	12/31/2014
Future net minimum lease payments	4,335	1,655

Interest portion	(2,016)	(649)

Present value of lease payments	2,319	1,006

Finance lease liabilities	2,424	1,153

Financial receivables for lease contracts	(105)	(147)

Total net finance lease liabilities	2,319	1,006

At December 31, 2015, the inflation adjustment to finance lease payments was 28 million euros (38 million euros at December 31, 2014) and related to Telecom Italia S.p.A..

Telecom Italia Group	Note 6 Tangible assets (owned and under finance leases)
Consolidated Financial Statements		202

NOTE 7

INVESTMENTS

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD

Investments in associates and joint ventures accounted for using the equity method include:

(millions of euros)	12/31/2015	12/31/2014
Tiglio I	8	8

NordCom	4	4

W.A.Y.	3

Other	3	24

Total Associates	18	36

Alfiere	23

Total Joint Ventures	23	—

Total investments in associates and joint ventures accounted for using the equity method	41	36

The changes in this item are broken down as follows:

(millions of euros)	12/31/2013	Additions	Disposals and reimbursements of capital	Valuation using equity method	Other changes	12/31/2014
Trentino NGN	25				(25)	—

Tiglio I	14			(6)		8

NordCom	4					4

Other	22	1		1		24

Total	65	1	—	(5)	(25)	36

(millions of euros)	12/31/2014	Additions	Disposals and reimbursements of capital	Valuation using equity method	Other changes	12/31/2015
Tiglio I	8					8

NordCom	4					4

W.A.Y.	—	3				3

Other	24		(22)	1		3

Total Associates	36	3	(22)	1	—	18

Alfiere	—	23				23

Total Joint Ventures	—	23	—	—	—	23

Total investments in associates and joint ventures accounted for using the equity method	36	26	(22)	1	—	41

In December 2015, the investment in Teleleasing S.p.A. was sold for a consideration of 19 million euros.

Telecom Italia Group	Note 7 Investments
Consolidated Financial Statements		203

The item “Joint ventures” refers to the investment in the company Alfiere S.p.A., a 50% investee, acquired on June 19, 2015 by Telecom Italia S.p.A. at a price of 23 million euros. The company owns several buildings in the EUR area in Rome that will be used by Telecom Italia as headquarters center.

The main aggregated figures for 2015 were prepared in accordance with IFRS with regard to the portion attributable to the Telecom Italian Group and are summarized below.

Alfiere S.p.A. company information:

	2015
(millions of euros)	Alfiere S.p.A.	Telecom Group portion (50%)
Non-current assets	194.0	97.0

Current assets	0.9	0.4

Total Assets	194.9	97.4

Non-current liabilities	143.4	71.7

Current liabilities	9.5	4.7

Total Liabilities	152.9	76.4

Profit (loss) for the year	6.6	3.3

The list of investments accounted for using the equity method is presented in the Note “List of companies of the Telecom Italia Group”.

Investments in associates accounted for using the equity method of the Telecom Italia Group are not material either individually or in aggregate form.

INVESTMENTS IN STRUCTURED ENTITIES

Telecom Italia Group does not hold investments in structured entities.

OTHER INVESTMENTS

Other investments refer to the following:

(millions of euros)	12/31/2013	Additions	Disposals and reimbursements of capital	Valuation at fair value	Other changes	12/31/2014
Assicurazioni Generali	3			—		3

Fin.Priv.	14			1		15

Sia	11					11

Other	14					14

Total	42	—	—	1	—	43

Telecom Italia Group	Note 7 Investments
Consolidated Financial Statements		204

(millions of euros)	12/31/2014	Additions	Disposals and reimbursements of capital	Valuation at fair value	Other changes	12/31/2015
Assicurazioni Generali	3			—		3

Fin.Priv.	15			4		19

Sia	11		(11)			—

Northgate Telecom Innovations Partners L.P.		9				9

Other	14					14

Total	43	9	(11)	4	—	45

In accordance with IAS 39, Other investments represent “Available-for-sale financial assets”.

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Telecom Italia Group	Note 7 Investments
Consolidated Financial Statements		205

NOTE 8

FINANCIAL ASSETS (NON-CURRENT AND CURRENT)

Financial assets (non-current and current) were broken down as follows:

(millions of euros)			12/31/2015	12/31/2014
Non-current financial assets
Securities, financial receivables and other non-current financial assets
Securities other than investments			3	6

Financial receivables for lease contracts			70	92

Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature			2,755	2,163

Receivables from employees			39	30

Non-hedging derivatives			115	149

Other financial receivables			7	5

Total non-current financial assets	(a	)	2,989	2,445

Current financial assets
Securities other than investments
Held for trading			491	—

Held-to-maturity			—	—

Available-for-sale			997	1,300

			1,488	1,300

Financial receivables and other current financial assets
Liquid assets with banks, financial institutions and post offices (with maturity over 3 months)			—	—

Receivables from employees			14	12

Financial receivables for lease contracts			35	55

Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature			152	223

Non-hedging derivatives			150	18

Other short-term financial receivables			1	3

			352	311

Cash and cash equivalents			3,559	4,812

Total current financial assets	(b	)	5,399	6,423

Financial assets relating to Discontinued operations/Non-current assets held for sale	(c	)	227	165

Total non-current and current financial assets	(a+b+c	)	8,615	9,033

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Financial receivables for lease contracts refer to:

•	Teleleasing lease contracts entered into directly with customers in previous years and for which Telecom Italia is the guarantor;

•	the portion of rental contracts, with the rendering of accessory services under the “full rent” formula;

•	finance leases on rights of use (Brazil Business Unit).

“Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature” refer mainly to the mark-to-market component of the hedging derivatives, whereas “Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature” mainly consist of accrued income on derivative contracts.

Telecom Italia Group	Note 8 Financial assets (non-current and current)
Consolidated Financial Statements		206

The item “Non-hedging derivatives” mainly refers to the mark-to-market component of the non-hedging derivatives of the Brazil Business Unit.

Further details are provided in the Note “Derivatives”.

Securities other than investments included in current assets relate to:

•	listed securities (997 million euros), classified as available-for-sale due beyond three months. They consist of 256 million euros of Italian treasury bonds purchased by Telecom Italia S.p.A. and 151 million euros of Italian treasury bonds purchased by Telecom Italia Finance S.A.; 6 million euros of Italian Treasury Certificates (CCTs) (assigned to Telecom Italia S.p.A. as the holder of trade receivables, as per Italian Ministry of the Economy and Finance Decree of 12/3/2012), 584 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash. The purchases of the above government bonds and CCTs, which, pursuant to Consob Communication DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities”, have been made in accordance with the Guidelines for the “Management and control of financial risk” adopted by the Telecom Italia Group since August 2012, in replacement of the previous policies in force.

•	securities (491 million euros), classified as held-for-trading due beyond three months. They include 350 million euros of investments in two Belgian Sicavs by Telecom Italia Finance S.A. (rated at least a S&P’s A-) and an investment by the Brazil Business Unit for an equivalent value of 141 million euros in a monetary fund that invests almost entirely in instruments in US dollars.

Cash and cash equivalents decreased by 1,253 million euros compared to December 31, 2014 and were broken down as follows:

(millions of euros)	12/31/2015	12/31/2014
Liquid assets with banks, financial institutions and post offices	2,048	3,224

Checks, cash and other receivables and deposits for cash flexibility	1	1

Securities other than investments (due within 3 months)	1,510	1,587

Total	3,559	4,812

Cash and cash equivalents at December 31, 2015 do not include amounts relating to the Sofora - Telecom Argentina group (classified as Discontinued operations), totaling 97 million euros (130 million euros at December 31, 2014).

The different technical forms of investing available cash at December 31, 2015 can be analyzed as follows:

•	maturities: all deposits have a maximum maturity date of three months;

•	counterparty risk: deposits have been made with leading high-credit-quality banks and financial institutions with a rating of at least BBB- according to Standard & Poor’s with regard to Europe, and with leading local counterparts with regard to investments in South America;

•	Country risk: deposits have been made mainly in major European financial markets.

Securities other than investments (due within 3 months) included 1,414 million euros (1,585 million euros at December 31, 2014) of Brazilian bank certificates of deposit (Certificado de Depósito Bancário) taken out by the Brazil Business Unit with premier local banking and financial institutions, and 69 million euros of Euro Commercial Papers taken out by Telecom Italia Finance S.A. (rated by the issuer a S&P’s A-).

Telecom Italia Group	Note 8 Financial assets (non-current and current)
Consolidated Financial Statements		207

NOTE 9

MISCELLANEOUS RECEIVABLES AND OTHER NON-CURRENT ASSETS

Miscellaneous receivables and other non-current assets increased by 173 million euros compared to December 31, 2014. They included:

(millions of euros)	12/31/2015	Of which IAS 39 Financial Instruments	12/31/2014	Of which IAS 39 Financial Instruments
Miscellaneous receivables and other non-current assets:
Miscellaneous receivables	531	276	584	338

Medium/long-term prepaid expenses	1,213		987

Total	1,744	276	1,571	338

Miscellaneous receivables and other non-current assets amounted to 1,744 million euros (1,571 million euros at December 31, 2014) and included Income tax receivables of 62 million euros (63 million euros at December 31, 2014).

Miscellaneous receivables mainly relate to the Brazil Business Unit (465 million euros) including receivables for court deposits of 348 million euros.

Medium/long-term prepaid expenses totaled 1,213 million euros (987 million euros at December 31, 2014) and mainly related to the deferral of costs in connection with the activation of telephone contracts, essentially attributable to the Domestic Business Unit.

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Telecom Italia Group	Note 9 Miscellaneous receivables and other non-current assets
Consolidated Financial Statements		208

NOTE 10

INCOME TAXES (CURRENT AND DEFERRED)

INCOME TAX RECEIVABLES

Non-current and current income tax receivables at December 31, 2015 amounted to 225 million euros (164 million euros at December 31, 2014).

Specifically, they consisted of:

•	non-current receivables of 62 million euros (63 million euros at December 31, 2014);

•	current income tax receivables of 163 million euros (101 million euros at December 31, 2014) mainly relating to receivables of the Domestic Business Unit companies (134 million euros) and the Brazil Business Unit companies (24 million euros).

DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

The net balance of 530 million euros at December 31, 2015 (680 million euros at December 31, 2014) was broken down as follows.

(millions of euros)	12/31/2015	12/31/2014
Deferred tax assets	853	1,118

Deferred tax liabilities	(323)	(438)

Total	530	680

Deferred tax assets mainly relate to the Domestic Business Unit (817 million euros). The figure at December 31, 2014, mainly related to the Domestic Business Unit (778 million euros) and the Brazil Business Unit (276 million euros).

Deferred tax liabilities mainly consisted of 228 million euros for Telecom Italia Capital (225 million euros at December 31, 2014) and 28 million euros for the Brazil Business Unit (149 million euros at December 31, 2014).

Since the presentation of deferred tax assets and liabilities in the financial statements takes into account the offsets by legal entity when applicable, the composition of the gross amounts before offsets is presented below:

(millions of euros)	12/31/2015	12/31/2014
Deferred tax assets	1,300	1,402

Deferred tax liabilities	(770)	(722)

Total	530	680

Telecom Italia Group	Note 10 Income taxes (current and deferred)
Consolidated Financial Statements		209

The temporary differences which made up this line item at December 31, 2015 and 2014, as well as the movements during 2015 were as follows:

(millions of euros)	12/31/2014	Recognized in profit or loss	Recognized in equity	Change in scope of consolidation and other changes	12/31/2015
Deferred tax assets:
Tax loss carryforwards	186	(60)		(35)	91

Derivatives	681	4	(150)	1	536

Provision for bad debts	195	(18)		(13)	164

Provisions	118	221		(11)	328

Taxed depreciation and amortization	117	(26)			91

Other deferred tax assets	105	(9)	(6)	—	90

Total	1,402	112	(156)	(58)	1,300

Deferred tax liabilities:
Derivatives	(496)	(50)	8	17	(521)

Business combinations - for step-up of net assets in excess of tax basis	(122)	(11)		26	(107)

Deferred gains	(21)	5			(16)

Accelerated depreciation	(30)	(3)		(1)	(34)

Other deferred tax liabilities	(53)	(38)	1	(2)	(92)

Total	(722)	(97)	9	40	(770)

Total Net deferred tax assets (liabilities)	680	15	(147)	(18)	530

The expirations of deferred tax assets and deferred tax liabilities at December 31, 2015 were as follows:

(millions of euros)	Within 1 year	Beyond 1 year	Total at 12/31/2015
Deferred tax assets	480	820	1,300

Deferred tax liabilities	(195)	(575)	(770)

Total Net deferred tax assets (liabilities)	285	245	530

At December 31, 2015, the Telecom Italia Group had unused tax loss carryforwards of 2,611 million euros, mainly relating to the Brazil Business Unit and the companies Telecom Italia Finance and Telecom Italia International, with the following expiration dates:

Year of expiration	(millions of euros)
2016	1

2017	—

2018	—

2019	—

2020	—

Expiration after 2020	174

Without expiration	2,436

Total unused tax loss carryforwards	2,611

Tax loss carryforwards considered in the calculation of deferred tax assets amounted to 273 million euros at December 31, 2015 (557 million euros at December 31, 2014) and mainly referred to the Brazil Business Unit. Deferred tax assets are recognized when it is considered probable that taxable income will be available in the future against which the tax losses can be utilized.

Telecom Italia Group	Note 10 Income taxes (current and deferred)
Consolidated Financial Statements		210

On the other hand, deferred tax assets of 703 million euros (802 million euros at December 31, 2014) have not been recognized on 2,338 million euros of tax loss carryforwards since, at this time, their recoverability is not considered probable.

At December 31, 2015, deferred tax liabilities have not been recognized on approximately 1 billion euros of tax-suspended reserves and undistributed earnings of subsidiaries, because the Telecom Italia Group is in a position to control the timing of the distribution of those reserves and it is probable that those accumulated earnings will not be distributed in the foreseeable future. The contingent liabilities relating to taxes that should be recognized, if these reserves are distributed, are in any case not significant.

CURRENT INCOME TAX PAYABLES

Income tax payables amounted to 159 million euros (95 million euros at December 31, 2014). They were broken down as follows:

(millions of euros)	12/31/2015	12/31/2014
Income tax payables:
non-current	49	59

current	110	36

Total	159	95

Specifically, the non-current portion, amounting to 49 million euros, related entirely to the Brazil Business Unit, while the current portion, amounting to 110 million euros, related primarily to the Domestic Business Unit (78 million euros) and the Brazil Business Unit (30 million euros).

INCOME TAX EXPENSE

This item amounted to 721 million euros, also including the Income tax expense from Discontinued operations, and fell by 497 million euros on 2014 (1,218 million euros) mainly due to the lower tax base of the Parent Telecom Italia and the intervening full deductibility of labor costs from the IRAP tax base introduced by Article 1.20 of the 2015 Stability Law (Law no. 190/14) which resulted in a reduction of around 60 million euros in IRAP tax.

The allocation of deferred tax assets and liabilities reflects a reduction to 24% of the IRES tax rate with effect from 2017, introduced by the 2016 Stability Law (Law no. 208/15) in Article 1.61. The impact on the income statement in terms of deferred tax was a higher income tax expense of around 31 million euros.

Details are as follows:

(millions of euros)			2015	2014
Current taxes for the year			422	802

Net difference in prior year estimates			(6)	(68)

Total current taxes			416	734

Deferred taxes			(15)	194

Total taxes on continuing operations	(a	)	401	928

Total taxes on Discontinued operations/Non-current assets held for sale	(b	)	320	290

Total income tax expense for the year	(a+b	)	721	1,218

Telecom Italia Group	Note 10 Income taxes (current and deferred)
Consolidated Financial Statements		211

The reconciliation between the theoretical tax expense, using the IRES tax rate in force in Italy (27.5%), and the effective tax expense for the years ended December 31, 2015 and 2014 is the following:

(millions of euros)			2015	2014
Profit (loss) before tax from continuing operations			447	2,347

Theoretical income tax from continuing operations			123	645

Income tax effect on increases (decreases) in variations:
Tax losses of the year not considered recoverable			10	11

Tax losses from prior years not recoverable (recoverable) in future years			(16)	(2)

Non-deductible costs			25	69

Non-deductible goodwill impairment charge			66	—

Effect of change in IRES tax rate			31	—

Brazil: different rate compared to theoretical rate in force in Italy			51	46

Brazil: incentive on investments in the north-east of the country			(25)	(44)

Other net differences			24	(33)

Effective income tax recognized in income statement from continuing operations, excluding IRAP tax			289	692

IRAP tax			112	236

Total effective income tax recognized in income statement from continuing operations	(a	)	401	928

Effective income tax recognized in income statement from Discontinued operations/Non-current assets held for sale	(b	)	320	290

Total effective income tax recognized in income statement	(a)+(b	)	721	1,218

For the analysis of the tax burden related to the Profit (loss) before tax from continuing operations, the impact of IRAP tax has not been taken into consideration in order to avoid any distorting effect, since that tax only applies to Italian companies and is calculated on a tax base other than pre-tax profit.

Telecom Italia Group	Note 10 Income taxes (current and deferred)
Consolidated Financial Statements		212

NOTE 11

INVENTORIES

Inventories decreased by 59 million euros compared to December 31, 2014 and consisted of the following:

(millions of euros)	12/31/2015	12/31/2014
Raw materials and supplies	2	1

Work in progress and semifinished products	4	4

Finished goods	248	308

Total	254	313

The inventories mainly consist of equipment, handsets and relative fixed and mobile telecommunications accessories, as well as office products, special printers and gaming terminals.

Inventories mainly consisted of 210 million euros for the Domestic Business Unit (231 million euros at December 31, 2014) and 33 million euros for the Brazil Business Unit (82 million euros at December 31, 2014).

Within the Domestic Business Unit the following is noted in particular: 125 million euros for Telecom Italia S.p.A. (111 million euros at December 31, 2014), 53 million euros for Olivetti S.p.A. (88 million euros at December 31, 2014).

In 2015, inventories were written down by 10 million euros (7 million euros in 2014), mainly to adjust the carrying amount of the products in the business lines of Olivetti S.p.A., which will be subject to disposal or sale, to their estimated realizable value.

No inventories are pledged as collateral.

Telecom Italia Group	Note 11 Inventories
Consolidated Financial Statements		213

NOTE 12

TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS

Trade and miscellaneous receivables and other current assets decreased by 505 million euros compared to December 31, 2014 and were broken down as follows:

(millions of euros)	12/31/2015	of which IAS 39 Financial Instruments	12/31/2014	of which IAS 39 Financial Instruments
Amounts due on construction contracts	42		58

Trade receivables:
Receivables from customers	2,893	2,893	3,300	3,300

Receivables from other telecommunications operators	767	767	774	774

	3,660	3,660	4,074	4,074

Miscellaneous receivables and other current assets:
Other receivables	814	157	911	183

Trade and miscellaneous prepaid expenses	594		572

	1,408	157	1,483	183

Total	5,110	3,817	5,615	4,257

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

The aging of financial instruments included in “Trade and miscellaneous receivables and other current assets” at December 31, 2015 and December 31, 2014 was as follows:

				overdue:
(millions of euros)	12/31/2015	Total current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days
Trade and miscellaneous receivables and other current assets	3,817	2,841	976	334	137	175	330

				overdue:
(millions of euros)	12/31/2014	Total current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days
Trade and miscellaneous receivables and other current assets	4,257	3,330	927	309	151	184	283

The change in current receivables compared to December 31, 2014 (-489 million euros) included the impact of the negative exchange rate adjustments for the Brazil Business Unit of almost 220 million euros, in addition to the effects of lower revenue for the year. For the Parent, it also reflected the fall in revenues in the consumer and business customer segments.

“Overdue” receivables increased by 49 million euros compared to December 31, 2014. This increase is mainly attributable to the Parent and to the Brazil Business Unit, if the negative exchange rate effect is excluded. With regard to Telecom Italia S.p.A., the change was mainly linked to credit positions with Other Licensed Operators, which however are not considered at risk in terms of collectability. On the other hand, there was a slight improvement in collection capability for retail customers.

Trade receivables amounted to 3,660 million euros (4,074 million euros at December 31, 2014) and were net of the provision for bad debts of 614 million euros (685 million euros at December 31, 2014). They included 107 million euros (114 million euros at December 31, 2014) of medium/long-term receivables from customers, principally in respect of agreements for the sale of Indefeasible Rights of Use (IRU).

Telecom Italia Group	Note 12 Trade and miscellaneous receivables and other current assets
Consolidated Financial Statements		214

Trade receivables mainly related to Telecom Italia S.p.A. (2,488 million euros) and the Brazil Business Unit (680 million euros).

Movements in the provision for bad debts were as follows:

(millions of euros)	12/31/2015	12/31/2014
At January 1	685	776

Provision charges to the income statement	234	272

Utilization and decreases	(277)	(364)

Exchange differences and other changes	(28)	1

At December 31	614	685

The amount of the provision consisted of:

•	274 million euros (308 million euros at December 31, 2014) of specific write-downs, made by identifying the individual credit positions that have particular elements of risk;

•	340 million euros (377 million euros at December 31, 2014) of write-downs made on the basis of the estimated average uncollectibility, per customer segment, determined using statistical indicators.

Other receivables amounted to 814 million euros (911 million euros at December 31, 2014) and were net of a provision for bad debts of 93 million euros (101 million euros at December 31, 2014). Details are as follows:

(millions of euros)	2015	2014
Advances to suppliers	24	65

Receivables from employees	24	24

Tax receivables	298	529

Receivables for grants from the government and public entities	233	11

Sundry receivables	235	282

Total	814	911

Tax receivables included 271 million euros relating to the Brazil Business Unit, largely with reference to local indirect taxes, and 27 million euros relating to the Domestic Business Unit, partly represented by credits resulting from tax returns, other taxes and also the VAT receivable on the purchase of cars and related accessories for which refunds were requested under Legislative Decree 258/2006, converted with amendments by Law 278/2006.

Receivables for grants from the government and public entities (233 million euros) mainly relate to Ultra-Broadband-UBB and Broadband-BB projects. The grants are recognized to the separate income statement, when the related plants become ready for use upon satisfaction of specific requirements for each band.

Sundry receivables mainly included:

•	receivables from factoring companies, totaling 95 million euros, of which 36 million euros from Mediocredito Italiano (an Intesa Sanpaolo group company) and 59 million euros from other factoring companies;

•	receivables from social security and assistance agencies for Telecom Italia S.p.A. of 22 million euros;

•	receivable for the Italian Universal Service (1 million euros). This is a regulated contribution in relation to the costs arising from Telecom Italia S.p.A. obligation to provide basic telephone services at a sustainable price or to offer special rates solely to subsidized users;

•	miscellaneous receivables due to Telecom Italia S.p.A. from other licensed TLC operators (46 million euros).

Trade and miscellaneous prepaid expenses mainly related to building leases, rent and maintenance payments, as well as the deferral of costs related to contracts for the activation of telecommunications services. In particular, trade prepaid expenses mainly referring to the Parent (360 million euros for the deferral of costs attributable to the activation of new contracts, 31 million euros for building leases, 47 million euros for rent and maintenance payments, and 11 million euros for insurance premiums).

Telecom Italia Group	Note 12 Trade and miscellaneous receivables and other current assets
Consolidated Financial Statements		215

NOTE 13

DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

On March 8, 2016, following the approval by the Enacom, the Argentinian communications regulatory authority, the Telecom Italia Group completed the sale of the entire remaining interest in Sofora - Telecom Argentina.

The total amount from entire transaction was over 960 million USD, including:

•	proceeds of 550.6 million USD received on March 8, 2016 for the investment in Sofora;

•	additional proceeds of 50 million USD, also received on March 8, 2016, from other shareholders of Sofora, with respect to ancillary agreements to the transaction;

•	the overall sum of 329.5 million USD received previously in connection with sales of investments and other associated assets to Fintech completed between December 2013 and October 2014; and

•	the future revenues to be generated by the provision of technical support services to Telecom Argentina group companies, secured by a pledge on debt securities.

Starting from 2013 the Sofora - Telecom Argentina group has been classified under discontinued operations. Accordingly, the related figures have been classified in the consolidated statement of financial position under “Discontinued operations/Non-current assets held for sale” and “Liabilities directly associated with Discontinued operations/Non-current assets held for sale”.

Through the signature of the amendment agreements described below, the Telecom Italia Group, had confirmed its willingness to implement the program for the disposal of the interest in Sofora.

AGREEMENTS FOR THE DISPOSAL OF THE SOFORA - TELECOM ARGENTINA GROUP

On November 13, 2013, the purchase offer, made by the Fintech group, for the entire controlling interest held in the Sofora - Telecom Argentina group, was accepted by Telecom Italia S.p.A. and its subsidiaries Telecom Italia International N.V. and Tierra Argentea S.A., for a total amount of USD 960 million.

In implementation of the above-mentioned agreements, on December 10, 2013, the class B shares of Telecom Argentina and the class B shares of Nortel owned by Tierra Argentea were sold for a total amount of USD 108.7 million. As a result, the Telecom Italia Group’s economic interest in Telecom Argentina fell to 19.30%.

The sale of the Sofora shares held by Telecom Italia S.p.A. and its subsidiary Telecom Italia International, on the other hand, was subject to the condition precedent of obtaining the necessary authorizations.

On October 24, 2014, Telecom Italia signed the amendment agreements of the contract for the sale of the interest in the Sofora - Telecom Argentina group to Fintech. In particular:

•	the first closing took place on October 29, 2014 and, as a result, 17% of the capital of Sofora was sold. A consideration was received for this closing – also including other related assets – totaling USD 215.7 million. As a result, the Telecom Italia Group’s economic interest in Telecom Argentina was reduced to 14.47%;

•	the sale of the controlling interest of 51% in the capital of Sofora to Fintech was due to take place within the following two and a half years, subject to approval by the Argentinian regulatory authority.

— ● —

	Note 13
Telecom Italia Group	Discontinued operations/Non-current assets
Consolidated Financial Statements	held for sale	216

The breakdown of the assets and liabilities of the Sofora - Telecom Argentina group is provided below:

(millions of euros)			12/31/2015	12/31/2014
Discontinued operations/Non-current assets held for sale:
of a financial nature			227	165

of a non-financial nature			3,677	3,564

Total	(a	)	3,904	3,729

Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature			348	43

of a non-financial nature			1,533	1,475

Total	(b	)	1,881	1,518

Net value of the assets related to the disposal group	(a-b	)	2,023	2,211

of which amounts accumulated through the Comprehensive Income Statement			(2,003)	(1,257)

Net value of the assets related to the disposal group attributable to the Owners of the Parent			278	307

of which amounts accumulated through the Comprehensive Income Statement			(266)	(157)

Net value of the assets related to the disposal group attributable to Non-controlling interests			1,745	1,904

of which amounts accumulated through the Comprehensive Income Statement			(1,737)	(1,100)

The amounts accumulated in Equity through the Consolidated Statements of Comprehensive Income relate to the “Reserve for exchange differences on translating foreign operations”, and total -2,003 million euros (-1,257 million euros at December 31, 2014).

The assets of a financial nature are broken down as follows:

(millions of euros)	12/31/2015	12/31/2014
Non-current financial assets	23	30

Current financial assets	204	135

Total	227	165

The assets of a non-financial nature are broken down as follows:

(millions of euros)	12/31/2015	12/31/2014
Non-current assets	2,939	2,962

Intangible assets	1,121	1,176

Tangible assets	1,798	1,766

Other non-current assets	20	20

Current assets	738	602

Total	3,677	3,564

The liabilities of a financial nature are broken down as follows:

(millions of euros)	12/31/2015	12/31/2014
Non-current financial liabilities	103	25

Current financial liabilities	245	18

Total	348	43

	Note 13
Telecom Italia Group	Discontinued operations/Non-current assets
Consolidated Financial Statements	held for sale	217

The liabilities of a non-financial nature are broken down as follows:

(millions of euros)	12/31/2015	12/31/2014
Non-current liabilities	541	579

Current liabilities	992	896

Total	1,533	1,475

— ● —

The items relating to “Profit (loss) from Discontinued operations/Non-current assets held for sale” within the separate consolidated income statements are shown below:

(millions of euros)			2015	2014
Income statement effects from Discontinued operations/Non-current assets held for sale:
Revenues			3,943	3,097

Other income			4	4

Operating expenses			(2,892)	(2,296)

Gains/(losses) on disposals of non-current assets			2	1

Net impairment losses on goodwill and other non-current assets			(22)	(2)

Operating profit (loss) (EBIT)			1,035	804

Finance income (expenses), net			(94)	30

Profit (loss) before tax from Discontinued operations/Non-current assets held for sale			941	834

Income tax expense			(320)	(290)

Profit (loss) after tax from Discontinued operations/Non-current assets held for sale	(a	)	621	544

Other income/(expenses) connected to sales in previous years				(1)

Other minor entries	(b	)	(10)	(2)

Profit (loss) from Discontinued operations/Non-current assets held for sale	(a+b	)	611	541

Attributable to:
Owners of the Parent			89	98

Non-controlling interests			522	443

It should be noted that, as required by IFRS 5, the calculation of the depreciation and amortization for the Sofora – Telecom Argentina group was suspended with effect from its date of classification as a discontinued operation. This suspension of the depreciation and amortization had a positive impact on the Profit (loss) after tax from Discontinued operations/Non-current assets held for sale of 281 million euros (196 million euros in 2014).

The earnings per share from Discontinued operations/Non-current assets held for sale, for 2015 and 2014 are shown in the table below:

(euros)	2015	2014
Earnings per share from Discontinued operations/Non-current assets held for sale
(Basic=Diluted)
Ordinary Share	0.03	0.03

Savings Share	0.03	0.03

	Note 13
Telecom Italia Group	Discontinued operations/Non-current assets
Consolidated Financial Statements	held for sale	218

Furthermore, the consolidated statements of comprehensive income include the Losses on the translation of foreign operations of the Sofora - Telecom Argentina group of 746 million euros in 2015 (losses of 238 million euros in 2014). Consequently, the overall result from Discontinued operations/Non-current assets held for sale was a negative 135 million euros in 2015 (positive 303 million euros in 2014).

— ● —

Within the consolidated statements of cash flows the net impacts, expressed in terms of contribution to the consolidation, of the “Discontinued operations/Non-current assets held for sale” are broken down as follows:

(millions of euros)	2015	2014
Discontinued operations/Non-current assets held for sale:

Cash flows from (used in) operating activities	810	467

Cash flows from (used in) investing activities	(1,058)	(872)

Cash flows from (used in) financing activities	229	(94)

Total	(19)	(499)

	Note 13
Telecom Italia Group	Discontinued operations/Non-current assets
Consolidated Financial Statements	held for sale	219

NOTE 14

EQUITY

Equity consisted of:

(millions of euros)	12/31/2015	12/31/2014
Equity attributable to owners of the Parent	17,610	18,145

Non-controlling interests	3,723	3,554

Total	21,333	21,699

The composition of Equity attributable to owners of the Parent is the following:

(millions of euros)		12/31/2015		12/31/2014
Share capital		10,650		10,634

Additional Paid-in capital		1,731		1,725

Other reserves and retained earnings (accumulated losses), including profit (loss) for the year		5,229		5,786

Reserve for available-for-sale financial assets	32		75

Reserve for cash flow hedges	(249)		(637)

Reserve for exchange differences on translating foreign operations	(1,459)		(350)

Reserve for remeasurements of employee defined benefit plans (IAS 19)	(87)		(96)

Share of other profits (losses) of associates and joint ventures accounted for using the equity method	—		—

Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year	6,992		6,794

Total		17,610		18,145

Movements in Share Capital in 2015, amounting to 10,650 million euros, net of treasury shares of 90 million euro, are shown in the tables below:

Reconciliation between the number of shares outstanding at December 31, 2014 and December 31, 2015

(number of shares)			at 12/31/2014	Share issues	at 12/31/2015	% of share capital
Ordinary shares issued	(a	)	13,470,955,451	28,956,320	13,499,911,771	69.13%

less: treasury shares	(b	)	(162,216,387)	(1,538,001)	(163,754,388)

Ordinary shares outstanding	(c	)	13,308,739,064	27,418,319	13,336,157,383

Savings shares issued and outstanding	(d	)	6,026,120,661	1,671,038	6,027,791,699	30.87%

Total Telecom Italia S.p.A. shares issued	(a+d	)	19,497,076,112	30,627,358	19,527,703,470	100.00%

Total Telecom Italia S.p.A. shares outstanding	(c+d	)	19,334,859,725	29,089,357	19,363,949,082

Telecom Italia Group	Note 13
Consolidated Financial Statements	Equity	220

Reconciliation between the value of outstanding shares at December 31, 2014 and December 31, 2015

(millions of euros)			Share capital at 12/31/2014	Change in share capital	Share capital at 12/31/2015
Ordinary shares issued	(a	)	7,409	16	7,425

less: treasury shares	(b	)	(89)	(1)	(90)

Ordinary shares outstanding	(c	)	7,320	15	7,335

Savings shares issued and outstanding	(d	)	3,314	1	3,315

Total Telecom Italia S.p.A. shares capital issued	(a+d	)	10,723	17	10,740

Total Telecom Italia S.p.A. shares capital outstanding	(c+d	)	10,634	16	10,650

Share capital increased by 16 million euros mainly as a result of the following:

•	9 million euros, due to the free allocation of ordinary shares in August 2015 - at a ratio of 1 bonus share for every 3 subscribed shares - as part of the “Broad-Based Share Ownership Plan 2014”, approved by the Shareholders’ Meeting of Telecom Italia S.p.A. of April 17, 2013 and commenced in June 2014. As a result of this transaction, a total of 17,007,927 ordinary shares were issued. For further details see the description provided in the Note “Equity compensation plans”;

•	7 million euros, following the conversion of Telecom Italia Media shares into Telecom Italia S.p.A. shares, resulting from the capital increase to service the exchange of shares as part of the merger of Telecom Italia Media into Telecom Italia S.p.A. that took place on September 30, 2015, with retroactive effect to January 1, 2015. In particular, at the same time as the merger, the right of withdrawal pursuant to law exercised on 7,553,485 ordinary shares and 1,902,484 savings shares of Telecom Italia Media took effect, and those shares were acquired in full by Telecom Italia S.p.A. and the other shareholders of the company that did not exercise the withdrawal right, at a unit price of 1.055 euros for each ordinary share and 0.6032 euros for each savings share. As a result of the merger, the Telecom Italia Media shares not held by Telecom Italia S.p.A. were exchanged with newly-issued shares, with no par value, of the acquiring company, according to the following ratios:

•	0.66 new ordinary shares of Telecom Italia with the same dividend entitlement as the existing Telecom Italia ordinary shares as of the date of effect of the Merger, for each ordinary share of Telecom Italia Media;

•	0.47 new savings shares of Telecom Italia with the same dividend entitlement as the existing Telecom Italia savings shares as of the date of effect of the Merger, for each savings share of Telecom Italia Media.

The share capital of Telecom Italia S.p.A. was consequently increased, to service the exchange, by a nominal amount of 7,392,540.65 euros, through the issue of 11,769,945 new ordinary shares and 1,671,038 new savings shares.

In addition, in April 2015 a total of 178,448 ordinary shares were issued in relation to the achievement of objectives and conditions set by the regulations of the 2010-2015 Long Term Incentive Plan.

The total value of the ordinary treasury shares at December 31, 2015, amounting to 510 million euros, was recorded as follows: the part relating to accounting par value (90 million euros) was recognized as a deduction from share capital issued and the remaining part as a deduction from Other reserves and retained earnings (accumulated losses), including profit (loss) for the year.

SHARE CAPITAL INFORMATION

The Telecom Italia S.p.A. ordinary and savings shares are listed respectively in Italy (FTSE index) and on the NYSE in the form of American Depositary Shares, each ADS corresponding to 10 shares of ordinary or savings shares, respectively, represented by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank.

Telecom Italia Group	Note 13
Consolidated Financial Statements	Equity	221

In the shareholder resolutions passed to increase share capital against cash payments, the pre-emptive right can be excluded to the extent of a maximum of ten percent of the pre-existing share capital, on condition that the issue price corresponds to the market price of the shares and that this is confirmed in a specific report issued by the firm charged with the audit of the Company.

The Group sources itself with the capital necessary to fund its requirements for business development and operations; the sources of funds are found in a balanced mix of equity, permanently invested by the shareholders, and debt capital, to guarantee a balanced financial structure and minimize the total cost of capital, with a resulting advantage to all the stakeholders.

Debt capital is structured according to different maturities and currencies to ensure an adequate diversification of the sources of funding and an efficient access to external sources of financing (taking advantage of the best opportunities offered in the financial markets of the euro, U.S. dollar and Pound sterling areas to minimize costs), taking care to reduce the refinancing risk.

The remuneration of equity is proposed by the board of directors to the shareholders’ meeting, which meets to approve the annual financial statements, based upon market trends and business performance, once all the other obligations are met, including debt servicing. Therefore, in order to guarantee an adequate remuneration of capital, safeguard company continuity and business development, the Group constantly monitors the change in debt levels in relation to equity, the level of net debt and the operating margin of industrial operations.

RIGHTS OF SAVINGS SHARES

The rights of the Telecom Italia S.p.A. savings shares are indicated below:

•	the profit shown in the duly approved separate financial statements, less the amount appropriated to the legal reserve, must be distributed to the holders of savings shares in an amount up to 5% of the 0.55 euros per share;

•	after assigning preferred dividends to the savings shares, the distribution of which is approved by the shareholders’ meeting, the remaining profit shall be assigned to all the shares so that the savings shares have the right to dividends that are higher, than the dividends to which the ordinary shares are entitled, by 2% of 0.55 euros per share;

•	if in any one year dividends of below 5% of the 0.55 euros per share are paid to the savings shares, the difference is carried over and added to the preferred dividends for the next two successive years;

•	in the case of the distribution of reserves, the savings shares have the same rights as ordinary shares. Moreover, the shareholders’ meeting called to approve the separate financial statements for the year can, when there is no profit or insufficient profit reported in those separate financial statements to satisfy the rights of the savings shares, resolve to satisfy the dividend right and/or the additional right by distributing available reserves;

•	the reduction of share capital as a result of losses does not affect the savings shares except for the amount of the loss which is not covered by the portion of the share capital represented by the other shares;

•	upon the wind-up of Telecom Italia S.p.A., the savings shares have a pre-emptive right in the reimbursement of capital up to the amount of 0.55 euros per share;

•	in the event of the cessation of trading in the Company’s ordinary or savings shares, the holder of savings shares may ask Telecom Italia S.p.A. to convert its shares into ordinary shares, according to the manner resolved by the special session of the shareholders’ meeting called for that purpose within two months of being excluded from trading.

The Additional Paid-in capital, amounting to 1,731 million euros, increased by 6 million euros compared to December 31, 2014, as a result of the above-mentioned merger by absorption of the subsidiary Telecom Italia Media into Telecom Italia S.p.A..

Telecom Italia Group	Note 13
Consolidated Financial Statements	Equity	222

Other reserves moved through the Statements of comprehensive income comprised:

•	The Reserve for available-for-sale financial assets, which had a positive balance of 32 million euros at December 31, 2015, representing a decrease of 43 million euros compared to December 31, 2014. The decrease includes unrealized gains on the investments in Assicurazioni Generali and Fin.Priv. of the Parent Telecom Italia (4 million euros), as well as the unrealized losses on the securities portfolio of Telecom Italia Finance (8 million euros), the recognition in the income statement of the positive reserve relating to the AFLAC Private Placement derivatives maturing 2032 (44 million euros), which were terminated in advance, and the positive fair value adjustment of other available-for-sale financial assets held by the Parent Telecom Italia (5 million euros). This reserve is expressed net of deferred tax liabilities of 11 million euros (at December 31, 2014, it was expressed net of deferred tax liabilities of 29 million euros).

•	The Reserve for cash flow hedges, had a negative balance of 249 million euros at December 31, 2015, (negative 637 million euros at December 31, 2014). This reserve is expressed net of deferred tax assets of 77 million euros (at December 31, 2014, it was expressed net of deferred tax assets of 242 million euros). In particular, this reserve includes the effective portion of gains or losses on the fair value adjustments of derivatives designated as cash flow hedges of the exposure to volatility in the cash flows of assets or liabilities recognized in the financial statements (“cash flow hedge”).

•	The Reserve for exchange differences on translating foreign operations showed a negative balance of 1,459 million euros at December 31, 2015, (negative 350 million euros at December 31, 2014). This mainly related to exchange differences in euros on the translation of the financial statements of the companies in the Brazil Business Unit (negative by 1,227 million euros) and in the Sofora - Telecom Argentina group (negative by 266 million euros).

•	The Reserve for remeasurements of employee defined benefit plans, which had a negative balance of 87 million euros, was up 9 million euros compared to December 31, 2014. This reserve is expressed net of deferred tax assets of 20 million euros (at December 31, 2014, it was expressed net of deferred tax assets of 27 million euros). In particular, this reserve includes the recognition of changes in actuarial gains (losses).

•	The Share of other profits (losses) of associates and joint ventures accounted for using the equity method, was nil at December 31, 2015, and at December 31, 2014.

Other sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year amounted to 6,992 million euros, and increased by 198 million euros, as detailed below:

(millions of euros)	2015	2014
Profit (loss) for the year attributable to Owners of the Parent	(72)	1,350

Dividends approved - Telecom Italia S.p.A.	(166)	(166)

INWIT - effect of sale of the non-controlling interest	279	—

Merger of Telecom Italia Media S.p.A. with Telecom Italia S.p.A..	(39)	—

Convertible bond issue maturing 2022 - equity component	186	—

Effect of equity transactions of the Sofora – Telecom Argentina group	—	10

Other changes	10	80

Change for the year in Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year	198	1,274

In June 2015, the IPO was successfully completed for the ordinary shares of INWIT S.p.A. on the Electronic Stock Exchange organized and managed by Borsa Italiana S.p.A., which was followed in July by the exercise of the greenshoe option. A total of 39.97% of the capital of the investees was sold to third parties. This transaction did not result in a loss of control for the Telecom Italia Group over INWIT and was therefore treated as a transaction between shareholders in accordance with the accounting standards. Accordingly, no impacts were recognized in the consolidated income statements and the effects of the transaction were recognized directly as an increase in Equity attributable to Owners of the Parent of 279 million euros and Equity attributable to non-controlling interests of 560 million euros.

Telecom Italia Group	Note 13
Consolidated Financial Statements	Equity	223

Equity attributable to Non-controlling interests amounted to 3,723 million euros, mainly relating to the companies of the Brazil Business Unit (1,358 million euros) and the Sofora - Telecom Argentina group (1,745 million euros), and was up 169 million euros compared to December 31, 2014, as detailed below:

(millions of euros)	2015	2014
Profit (loss) for the year attributable to Non-controlling interests	729	610

Group Company dividends paid to non-controlling shareholders	(125)	(177)

Changes in the Reserve for exchange differences on translating foreign operations	(1,047)	(194)

INWIT - effect of sale of the non-controlling interest	560	—

Merger of Telecom Italia Media S.p.A. with Telecom Italia S.p.A..	17	—

Effect of Rete A acquisition	—	40

Effect of equity transactions of the Sofora – Telecom Argentina group	—	92

Other changes	35	58

Change for the year in Equity attributable to Non-controlling interests	169	429

The Reserve for exchange differences on translating foreign operations attributable to non-controlling interests, showed a negative balance of 2,318 million euros at December 31, 2015, (negative 1,271 million euros at December 31, 2014). This mainly related to exchange differences in euros on the translation of the financial statements of the companies in the Brazil Business Unit (negative by 581 million euros) and in the Sofora - Telecom Argentina group (negative by 1,737 million euros).

POTENTIAL FUTURE CHANGES IN SHARE CAPITAL

Details of “Future potential changes in share capital” are presented in the Note “Earnings per share”.

Telecom Italia Group	Note 13
Consolidated Financial Statements	Equity	224

NOTE 15

FINANCIAL LIABILITIES (NON-CURRENT AND CURRENT)

Non-current and current financial liabilities (gross financial debt) were broken down as follows:

(millions of euros)			12/31/2015	12/31/2014
Financial payables (medium/long-term):
Bonds			18,081	22,039

Convertible bonds			1,802	1,401

Amounts due to banks			5,778	4,812

Other financial payables			991	920

			26,652	29,172

Finance lease liabilities (medium/long-term)			2,271	984

Other financial liabilities (medium/long-term):
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature			1,595	2,058

Non-hedging derivatives			—	111

Other liabilities			—	—

			1,595	2,169

Total non-current financial liabilities	(a	)	30,518	32,325

Financial payables (short-term):
Bonds			2,318	2,635

Convertible bonds			1,363	10

Amounts due to banks			1,482	1,274

Other financial payables			233	353

			5,396	4,272

Finance lease liabilities (short-term)			153	169

Other financial liabilities (short-term):
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature			84	224

Non-hedging derivatives			591	21

Other liabilities			—	—

			675	245

Total current financial liabilities	(b	)	6,224	4,686

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	(c	)	348	43

Total Financial liabilities (Gross financial debt)	(a+b+c	)	37,090	37,054

The item Convertible Bonds comprises the bond convertible into ordinary shares corresponding to 2,000 million euros, rate of 1.125%, maturing March 26, 2022 (unsecured equity-linked bond) issued by Telecom Italia S.p.A. on March 26, 2015. On May 20, 2015 Shareholders’ Meeting of Telecom Italia S.p.A. approved the authorization for the convertibility of the unsecured equity-linked bond and the share capital increase reserved to servicing its conversion. The initial conversion price is 1.8476 euros, which may be subject to adjustments in line with market practice for this type of financial instrument; the number of Telecom Italia S.p.A. shares issuable for the possible conversion is 1,082,485,386, subject to adjustments.

Telecom Italia Group	Note 15
Consolidated Financial Statements	Financial liabilities (non-current and current)	225

Gross financial debt according to the original currency of the transaction is as follows:

	12/31/2015		12/31/2014
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)
USD	8,463	7,774	9,924	8,174

GBP	2,041	2,781	2,539	3,260

BRL	6,442	1,515	4,799	1,488

JPY	20,036	153	19,919	137

EURO		24,519		23,952

Total excluding Discontinued Operations		36,742		37,011

Discontinued operations		348		43

Total		37,090		37,054

The breakdown of gross financial debt by effective interest rate bracket, excluding the effect of any hedging instruments, is provided below:

(millions of euros)	12/31/2015	12/31/2014
Up to 2.5%	7,165	4,904

From 2.5% to 5%	6,536	6,545

From 5% to 7.5%	14,719	16,678

From 7.5% to 10%	4,542	4,491

Over 10%	483	569

Accruals/deferrals, MTM and derivatives	3,297	3,824

Total excluding Discontinued Operations	36,742	37,011

Discontinued operations	348	43

Total	37,090	37,054

Following the use of derivative hedging instruments, on the other hand, the gross financial debt by nominal interest rate bracket is:

(millions of euros)	12/31/2015	12/31/2014
Up to 2.5%	9,835	6,238

From 2.5% to 5%	6,760	10,273

From 5% to 7.5%	12,617	12,364

From 7.5% to 10%	2,371	2,715

Over 10%	1,862	1,597

Accruals/deferrals, MTM and derivatives	3,297	3,824

Total excluding Discontinued Operations	36,742	37,011

Discontinued operations	348	43

Total	37,090	37,054

Telecom Italia Group	Note 15
Consolidated Financial Statements	Financial liabilities (non-current and current)	226

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Details of the maturities of financial liabilities – at nominal repayment amount:

	maturing by 12/31 of the year:
(millions of euros)	2016	2017	2018	2019	2020	After 2020	Total
Bonds (*)	1,771	2,195	1,796	2,688	1,267	11,930	21,647

Loans and other financial liabilities	796	958	1,104	1,806	1,276	624	6,564

Finance lease liabilities	117	97	103	95	103	1,867	2,382

Total	2,684	3,250	3,003	4,589	2,646	14,421	30,593

Current financial liabilities	905						905

Total excluding Discontinued Operations	3,589	3,250	3,003	4,589	2,646	14,421	31,498

Discontinued operations	340						340

Total	3,929	3,250	3,003	4,589	2,646	14,421	31,838

(*)	With regard to the Mandatory Convertible Bond issued at the end of 2013, and maturing in 2016, classified under “Convertible bonds”, the cash repayment has not been considered because its settlement will take place together with the mandatory conversion into Telecom Italia S.p.A. ordinary shares.

The main components of financial liabilities are commented below.

Bonds are broken down as follows:

(millions of euros)	12/31/2015	12/31/2014
Non-current portion	18,081	22,039

Current portion	2,318	2,635

Total carrying amount	20,399	24,674

Fair value adjustment and measurements at amortized cost	(752)	(1,060)

Total nominal repayment amount	19,647	23,614

Convertible bonds consisted of:

•	the Mandatory Convertible Bond “Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”, for 1,300 million euros, issued by Telecom Italia Finance S.A.;

•	the unsecured equity-linked bond for 2,000 million euros, with a coupon of 1.125%, issued by Telecom Italia S.p.A., convertible into newly-issued ordinary shares maturing in 2022.

This item was broken down as follows:

(millions of euros)	12/31/2015	12/31/2014
Non-current portion	1,802	1,401

Current portion	1,363	10

Total carrying amount	3,165	1,411

Fair value adjustment and measurements at amortized cost	135	(111)

Total nominal repayment amount (*)	3,300	1,300

(*)	For the Mandatory Convertible Bond, the repayment on maturity will take place upon delivery of Telecom Italia S.p.A. ordinary shares.

The unsecured equity-linked bond, convertible into ordinary shares, was accounted for by recognizing:

•	a debt component, for an amount equal to the fair value of an identical liability issued by the Company at market conditions, but without conversion rights. This component has been recognized at amortized cost;

•	an equity component, calculated on a residual basis, for the remaining portion up to the amount of the proceeds received from the issue. This equity component (amounting to 186 million euros) will no longer be remeasured.

Telecom Italia Group	Note 15
Consolidated Financial Statements	Financial liabilities (non-current and current)	227

The costs of the issue have been allocated proportionately to the debt component and the equity component.

The nominal repayment amount of the bonds and convertible bonds totals 22,947 million euros, down 1,967 million euros compared to December 31, 2014 (24,914 million euros) as a result of the new issues, repayments and buybacks in 2015.

The following table lists the bonds issued by companies of the Telecom Italia Group, by issuing company, expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price at 12/31/15 (%)	Market value at 12/31/15 (millions of euros)
Bonds issued by Telecom Italia S.p.A.
Euro	663.3	663.3	5.125%	1/25/11	1/25/16	99.686	100.255	665

Euro	708	708	8.250%	3/19/09	3/21/16	99.740	101.578	719

Euro	400	400	3 month Euribor + 0.79%	6/7/07	6/7/16	100	100.133	401

Euro	544.6	544.6	7.000%	10/20/11	1/20/17	(a)100.185	106.727	581

Euro	628.2	628.2	4.500%	9/20/12	9/20/17	99.693	106.291	668

GBP	750	1,021.9	7.375%	5/26/09	12/15/17	99.608	108.875	1,113

Euro	592.9	592.9	4.750%	5/25/11	5/25/18	99.889	108.820	645

Euro	581.9	581.9	6.125%	6/15/12	12/14/18	99.737	114.029	664

Euro	832.4	832.4	5.375%	1/29/04	1/29/19	99.070	112.248	934

GBP	850	1,158.1	6.375%	6/24/04	6/24/19	98.850	108.752	1,259

Euro	719.5	719.5	4.000%	12/21/12	1/21/20	99.184	108.749	782

Euro	547.5	547.5	4.875%	9/25/13	9/25/20	98.966	113.132	619

Euro	563.6	563.6	4.500%	1/23/14	1/25/21	99.447	111.250	627

Euro	(b)199.8	199.8	6 month Euribor (base 365)	1/1/02	1/1/22	100	100	200

Euro	883.9	883.9	5.250%	2/10/10	2/10/22	99.295	114.655	1,013

Euro	(d)2,000	2,000	1.125%	3/26/15	3/26/22	100	112.955	2,259

Euro	1,000	1,000	3.250%	1/16/15	1/16/23	99.446	101.650	1,017

GBP	400	545	5.875%	5/19/06	5/19/23	99.622	107.679	587

USD	1,500	1,377.8	5.303%	5/30/14	5/30/24	100	99.313	1,368

Euro	670	670	5.250%	3/17/05	3/17/55	99.667	100.179	671

Subtotal		15,638.4						16,792

Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	(c)1,300	1,300	6.125%	11/15/13	11/15/16	100	147.799	1,921

Euro	1,015	1,015	7.750%	1/24/03	1/24/33	(a)109.646	131.482	1,335

Subtotal		2,315						3,256

Bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	(e)676.6	621.5	6.999%	6/4/08	6/4/18	100	108.720	676

USD	(e)759.7	697.8	7.175%	6/18/09	6/18/19	100	111.163	776

USD	1,000	918.5	6.375%	10/29/03	11/15/33	99.558	96.370	885

USD	1,000	918.5	6.000%	10/6/04	9/30/34	99.081	94.059	864

USD	1,000	918.5	7.200%	7/18/06	7/18/36	99.440	101.279	930

USD	1,000	918.5	7.721%	6/4/08	6/4/38	100	104.702	962

Subtotal		4,993.3						5,093

Total		22,946.7						25,141

(a)	Weighted average issue price for bonds issued with more than one tranche.
(b)	Reserved for employees.
(c)	Mandatory Convertible Bond.
(d)	Bond convertible into newly-issued Telecom Italia S.p.A. ordinary treasury shares. On May 20, 2015 Shareholders’ Meeting of Telecom Italia S.p.A. approved the authorization for the convertibility of the unsecured equity-linked bond and the share capital increase reserved to servicing its conversion.
(e)	Net of the securities bought back by Telecom Italia S.p.A. on July 20, 2015.

The regulations and/or Offering Circulars relating to the bonds of the Telecom Italia Group described above are available on the corporate website www.telecomitalia.com.

Telecom Italia Group	Note 15
Consolidated Financial Statements	Financial liabilities (non-current and current)	228

The following table lists the changes in bonds during 2015:

New issues

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia S.p.A. 1,000 million euros 3.250% maturing 1/16/2023	Euro	1,000	1/16/2015

Telecom Italia S.p.A. bond convertible(*) into ordinary shares 2,000 million euros 1.125% maturing 3/26/2022	Euro	2,000	3/26/2015

(*)	On May 20, 2015, the Shareholders’ Meeting of Telecom Italia S.p.A. approved the share capital increase to service the conversion of the unsecured equity-linked bond issue.

Repayments

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia Finance S.A. 20,000 million JPY 3.550% (1)	JPY	20,000	5/14/2015

Telecom Italia S.p.A. 514 million euros 4.625% (2)	Euro	514	6/15/2015

Telecom Italia Capital S.A. 765 million USD 5.250% (3)	USD	765	10/01/2015

Telecom Italia S.p.A. 120 million euros, Euribor 3M+0.66%	Euro	120	11/23/2015

Telecom Italia S.p.A. 500 million GBP 5.625%	GBP	500	12/29/2015

(1)	Early repayment of the AFLAC Private Placement maturing 5/14/2032.
(2)	Net of buybacks by the Company of 236 million euros during 2014 and the first half of 2015.
(3)	Net of buybacks by Telecom Italia S.p.A. of 635 million USD during 2013.

Buybacks

On January 23, 2015, Telecom Italia S.p.A. successfully concluded the buyback offer on four bond issues maturing between June 2015 and September 2017, buying back a total nominal amount of 810.3 million euros.

Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (euros)	Repurchased nominal amount (euros)	Buyback price
Telecom Italia S.p.A. - 750 million euros, maturing June 2015, coupon 4.625% (1)	577,701,000	63,830,000	101.650%

Telecom Italia S.p.A. - 1,000 million euros, maturing January 2016, coupon 5.125% (2)	771,550,000	108,200,000	104.661%

Telecom Italia S.p.A. - 1,000 million euros, maturing January 2017, coupon 7.000%	1,000,000,000	374,308,000	111.759%

Telecom Italia S.p.A. - 1,000 million euros, maturing September 2017, coupon 4.500%	1,000,000,000	263,974,000	108.420%

(1)	Net of buybacks by the Company of 172 million euros during 2014.
(2)	Net of buybacks by the Company of 228 million euros during 2014.

On April 24, 2015, Telecom Italia S.p.A. successfully concluded the buyback offer on nine bond issues of Telecom Italia S.p.A. maturing between January 2017 and February 2022, buying back a total nominal amount of 2,000 million euros (none of the buybacks were accepted for the Notes maturing in September 2017 and January 2017 submitted under the Offers).

Telecom Italia Group	Note 15
Consolidated Financial Statements	Financial liabilities (non-current and current)	229

Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (euros)	Repurchased nominal amount (euros)	Buyback price
Telecom Italia S.p.A. - 750 million euros, maturing May 2018, coupon 4.750%	750,000,000	35,879,000	111.165%

Telecom Italia S.p.A. - 750 million euros, maturing December 2018, coupon 6.125%	750,000,000	121,014,000	117.329%

Telecom Italia S.p.A. - 1,250 million euros, maturing January 2019, coupon 5.375%	1,250,000,000	307,600,000	114.949%

Telecom Italia S.p.A. - 1,000 million euros, maturing January 2020, coupon 4.000%	1,000,000,000	280,529,000	111.451%

Telecom Italia S.p.A. - 1,000 million euros, maturing September 2020, coupon 4.875%	1,000,000,000	452,517,000	116.484%

Telecom Italia S.p.A. - 1,000 million euros, maturing January 2021, coupon 4.500%	1,000,000,000	436,361,000	114.714%

Telecom Italia S.p.A. - 1,250 million euros, maturing February 2022, coupon 5.250%	1,250,000,000	366,100,000	121.210%

On July 20, 2015 Telecom Italia S.p.A. successfully concluded the buyback offer on five bond issues maturing between January 2017 and January 2019, buying back a total nominal amount of 467.3 million euros.

Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (euros)	Repurchased nominal amount (euros)	Buyback price
Telecom Italia S.p.A. - 1,000 million euros, maturing January 2017, coupon 7.000% (1)	625,692,000	81,141,000	109.420%

Telecom Italia S.p.A. - 1,000 million euros, maturing September 2017, coupon 4.500% (2)	736,026,000	107,811,000	107.428%

Telecom Italia S.p.A. - 750 million euros, maturing May 2018, coupon 4.750% (3)	714,121,000	121,223,000	109.477%

Telecom Italia S.p.A. - 750 million euros, maturing December 2018, coupon 6.125% (4)	628,986,000	47,108,000	115.395%

Telecom Italia S.p.A. - 1,250 million euros, maturing January 2019, coupon 5.375% (5)	942,400,000	110,000,000	112.960%

(1)	Net of buybacks by the Company of 374 million euros in January 2015.
(2)	Net of buybacks by the Company of 264 million euros in January 2015.
(3)	Net of buybacks by the Company of 36 million euros in April 2015.
(4)	Net of buybacks by the Company of 121 million euros in April 2015.
(5)	Net of buybacks by the Company of 308 million euros in April 2015.

On the same date, Telecom Italia S.p.A. also successfully concluded the buyback offer on two bond issues of Telecom Italia Capital S.A. maturing June 2018 and June 2019, buying back a total nominal amount of 563.7 million USD.

Telecom Italia Group	Note 15
Consolidated Financial Statements	Financial liabilities (non-current and current)	230

Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (USD)	Repurchased nominal amount (USD)	Buyback price
Telecom Italia Capital S.A. – 1,000 million USD, maturity June 2018, coupon 6.999%	1,000,000,000	323,356,000	111.721%

Telecom Italia Capital S.A. – 1,000 million USD, maturity June 2019, coupon 7.175%	1,000,000,000	240,320,000	114.188%

Medium/long-term amounts due to banks of 5,778 million euros (4,812 million euros at December 31, 2014) increased by 966 million euros, mainly for bilateral term loans. Short-term amounts due to banks totaled 1,482 million euros, increasing 208 million euros (1,274 million euros at December 31, 2014). Short-term amounts due to banks included 696 million euros for the current portion of medium/long-term amount due to banks.

Medium/long-term other financial payables amounted to 991 million euros (920 million euros at December 31, 2014) and increased by 71 million euros. They included:

•	250 million euros of loans from Cassa Depositi e Prestiti taken out by Telecom Italia S.p.A. of which 100 million euros expiring April 2019 and 150 million euros expiring October 2019;

•	155 million euros of Telecom Italia Finance S.A.’s loan of 20,000 million Japanese yen expiring in 2029;

•	600.6 million USD (equivalent to 552 million euros) expiring October 2020 following the issuance by Telecom Italia International N.V. of a Note in favor of the Fintech group for the completion of the sale of ownership interests held by the Telecom Italia Group in Sofora - Telecom Argentina. The Note was pledged in favor of Telecom Italia S.p.A. and Telecom Italia International N.V., as guarantee of performance of the agreement with the Fintech group. The liability was estinguished on March 8, 2016, following the completion of the sale.

•	Short-term other financial payables amounted to 233 million euros (353 million euros at December 31, 2014), down 120 million euros. They included 111 million euros of the current portion of the medium/long-term other financial payables, of which 92 million euros relating to the remaining payable from the loan taken out by Telecom Italia S.p.A. with the Ministry of Economic Development for the purchase of the rights of use for the 800, 1800 and 2600 MHz frequencies due in October 2016.

Medium/long-term finance lease liabilities totaled 2,271 million euros (984 million euros at December 31, 2014) and mainly related to property leases accounted for using the financial method established by IAS 17. The increase, with respect to the end of 2014, mainly consisted of:

•	1,178 million euros of the gross impact from the renegotiation and/or signing of new real estate contracts of Telecom Italia S.p.A. that resulted in the change of classification from operating leases to financial leases, and the remeasurement of liabilities already considered as financial leases, following the contractual amendments made, and

•	337 million euros for the partial sale and lease back of the telecommunications towers in Brazil.

Short-term finance lease liabilities amounted to 153 million euros (169 million euros at December 31, 2014).

Hedging derivatives relating to items classified as non-current liabilities of a financial nature amounted to 1,595 million euros (2,058 million euros at December 31, 2014). Hedging derivatives relating to items classified as current liabilities of a financial nature totaled 84 million euros (224 million euros at December 31, 2014).

Non-hedging derivatives relating to items classified as current and non-current financial liabilities totaled 591 million euros (132 million euros at December 31, 2014) and consisted of 565 million euros (111 million euros at December 31, 2014) for the value of the embedded option in the mandatory convertible bond of 1.3 billion euros issued by Telecom Italia Finance S.A. (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”). At December 31, 2015 the measurement of the embedded option resulted in the

Telecom Italia Group	Note 15
Consolidated Financial Statements	Financial liabilities (non-current and current)	231

recognition in the income statement of an expense of 454 million euros (expense of 174 million euros at December 31, 2014). In addition, these also include the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS.

The non-current portion of non-hedging derivatives classified under financial liabilities amounted to zero (111 million euros at December 31, 2014); the current portion amounted to 591 million euros (21 million euros at December 31, 2014).

“COVENANTS” AND “NEGATIVE PLEDGES” EXISTING AT DECEMBER 31, 2015

The bonds issued by the Telecom Italia Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets. Consequently, for example, there are commitments not to use the company’s assets as collateral for loans (“negative pledges”).

With regard to the loans taken out by Telecom Italia S.p.A. (“Telecom Italia”) with the European Investment Bank (“EIB”), at December 31, 2015, the nominal amount of outstanding loans amounted to 2,550 million euros, of which 1,100 million euros at direct risk and 1,450 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 1,100 million euros need to apply the following covenants:

•	in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);

•	with the 500 million euro loan, signed on December 14, 2015, Telecom Italia undertook to ensure that, for the entire duration of the loan, the total financial debt of the Group companies other than Telecom Italia S.p.A. – except for the cases when that debt is fully and irrevocably secured by Telecom Italia S.p.A. – is lower than 35% (thirty-five percent) of the Group’s total financial debt.

EIB loans secured by banks or entities approved by the EIB for a total nominal amount of 1,450 million euros, and direct risk loans, respectively for 300 million euros, signed on July 30, 2014 and 500 million euros, signed on December 14, 2015, must apply the following covenants:

•	“Inclusion clause”, covering a total of 1,650 million euros of loans, under which, in the event Telecom Italia commits to uphold financial covenants in other loan contracts (and even more restrictive clauses for 2014 and 2015 direct risk loans, including, for instance, cross default clauses and commitments restricting the sale of goods) that are not present in or are stricter than those granted to the EIB, the EIB will have the right – if, in its reasonable opinion, it considers that such changes may have a negative impact on Telecom Italia’s financial capacity – to request the provision of guarantees or the modification of the loan contract in order to establish an equivalent provision in favor of the EIB;

•

“Network Event”, covering a total of 1,350 million euros of loans, under which, in the event of the disposal of the entire fixed network or of a substantial part (in any case more than half in quantitative terms) to third parties or in the event of disposal of the controlling interest in the

Telecom Italia Group	Note 15
Consolidated Financial Statements	Financial liabilities (non-current and current)	232

company in which the network or a substantial part of it has previously been transferred, Telecom Italia must immediately inform EIB, which shall have the option of requiring the establishment of guarantees or amendment of the loan contract or an alternative solution.

The loan agreements of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

The loan agreements contain the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In the Loan Agreements and the Bonds, Telecom Italia is required to provide notification of change of control. Identification of the occurrence of a change of control and the applicable consequences – including the establishment of guarantees or the early repayment of the amount paid and the cancellation of commitment in the absence of agreements to the contrary – are specifically covered in the individual agreements.

In addition, the outstanding loans generally contain a commitment by Telecom Italia, whose breach is an Event of Default, not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such Event of Default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the annulment of the undrawn commitment amounts.

In the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

Finally, as of December 31, 2015, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

REVOLVING CREDIT FACILITY

The following table shows the composition and the draw down of the committed credit lines available at December 31, 2015:

	12/31/2015		12/31/2014
(billions of euros)	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – expiring May 2017	4.0	—	4.0	—

Revolving Credit Facility – expiring March 2018	3.0	—	3.0	—

Total	7.0	—	7.0	—

Telecom Italia has two syndicated Revolving Credit Facilities for amounts of 4 billion euros and 3 billion euros expiring May 24, 2017 and March 25, 2018 respectively, both not yet drawn down.

On December 14, 2015, a number of beneficial changes to the economic terms of the Revolving Credit Facilities were signed and they were extended by two years, taking effect on January 4, 2016: to May 24, 2019 for the Revolving Credit Facility of 4 billion euros and to March 25, 2020 for the Revolving Credit Facility of 3 billion euros.

Telecom Italia also has access to:

•	a bilateral term loan from Banca Regionale Europea expiring July 2019 for 200 million euros, drawn down for the full amount;

•	two bilateral term loans from Cassa Depositi e Prestiti respectively for 100 million euros expiring in April 2019 and 150 million euros expiring in October 2019, drawn down for the full amount;

Telecom Italia Group	Note 15
Consolidated Financial Statements	Financial liabilities (non-current and current)	233

•	two bilateral term loans from Mediobanca respectively for 200 million euros expiring in November 2019 and 150 million euros expiring in July 2020, drawn down for the full amount;

•	a bilateral term loan from ICBC expiring July 2020 for 120 million euros, drawn down for the full amount;

•	a bilateral term loan from Intesa Sanpaolo expiring August 2021 for 200 million euros, drawn down for the full amount.

TELECOM ITALIA RATING AT DECEMBER 31, 2015

At December 31, 2015, the three rating agencies — Standard & Poor’s, Moody’s and Fitch Ratings — rated Telecom Italia as follows:

	Rating	Outlook
STANDARD & POOR’S	BB+	Stable
MOODY’S	Ba1	Negative
FITCH RATINGS	BBB-	Stable

Telecom Italia Group	Note 15
Consolidated Financial Statements	Financial liabilities (non-current and current)	234

NOTE 16

NET FINANCIAL DEBT

The following table shows the net financial debt at December 31, 2015 and December 31, 2014, calculated in accordance with the criteria indicated in the “Recommendations for the Consistent Implementation of the European Commission Regulation on Prospectuses”, issued on February 10, 2005 by the European Securities & Markets Authority (ESMA), and adopted by Consob.

For the purpose of determining such figure, the amount of financial liabilities has been adjusted by the effect of the relative hedging derivatives recorded in assets and the receivables arising from financial subleasing.

This table also shows the reconciliation of net financial debt determined according to the criteria indicated by ESMA and net financial debt calculated according to the criteria of the Telecom Italia Group.

(millions of euros)			12/31/2015	12/31/2014
Non-current financial liabilities			30,518	32,325

Current financial liabilities			6,224	4,686

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale			348	43

Total Gross financial debt	(a	)	37,090	37,054

Non-current financial assets (°)
Non-current financial receivables for lease contract			(70)	(92)

Non-current hedging derivatives			(2,755)	(2,163)

	(b	)	(2,825)	(2,255)

Current financial assets
Securities other than investments			(1,488)	(1,300)

Financial receivables and other current financial assets			(352)	(311)

Cash and cash equivalents			(3,559)	(4,812)

Financial assets relating to Discontinued operations/Non-current assets held for sale			(227)	(165)

	(c	)	(5,626)	(6,588)

Net financial debt as per Consob communication DEM/6064293/2006 (ESMA)	(d=a+b+c	)	28,639	28,211

Non-current financial assets (°)
Securities other than investments			(3)	(6)

Other financial receivables and other non-current financial assets			(161)	(184)

	(e	)	(164)	(190)

Net financial debt(*)	(f=d+e	)	28,475	28,021

Reversal of fair value measurement of derivatives and related financial assets/liabilities	(g	)	(1,197)	(1,370)

Adjusted net financial debt	(f+g	)	27,278	26,651

(°)	At December 31, 2015 and at December 31, 2014, “Non-current financial assets” (b+e) amounted to 2,989 million euros and 2,445 million euros, respectively.
(*)	For details of the effects of related party transactions on net financial debt, see the specific table in the Note “Related party transactions”.

Telecom Italia Group	Note 16
Consolidated Financial Statements	Net financial debt	235

NOTE 17

FINANCIAL RISK MANAGEMENT

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES OF THE TELECOM ITALIA GROUP

The Telecom Italia Group is exposed to the following financial risks in the ordinary course of its business operations:

•	market risk: stemming from changes in interest rates and exchange rates in connection with financial assets that have been originated and financial liabilities that have been assumed;

•	credit risk: representing the risk of non-fulfillment of obligations undertaken by the counterparty with regard to the liquidity investments of the Group;

•	liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

•	the establishment, at central level, of guidelines for directing operations;

•	the work of an internal committee that monitors the level of exposure to market risks in accordance with preestablished general objectives;

•	the identification of the most suitable financial instruments, including derivatives, to reach preestablished objectives;

•	the monitoring of the results achieved;

•	the exclusion of the use of financial instruments for speculative purposes.

The policies for the management and the sensitivity analyses of the above financial risks by the Telecom Italia Group are described below.

IDENTIFICATION OF RISKS AND ANALYSIS

The Telecom Italia Group is exposed to market risks as a result of changes in interest rates and exchange rates in the markets in which it operates, or has bond issues, principally Europe, the United States, Great Britain and Latin America.

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, hedging exchange rate risk in full and minimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments.

The Group sets an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that set composition. In consideration of the Group’s operating activities, the optimum combination of medium/long-term non-current financial liabilities has been set, on the basis of the nominal amount, in the range 65%-75% for the fixed-rate component and 25%-35% for the variable-rate component.

In managing market risk, the Group has adopted Guidelines on “Management and control of financial risk” and mainly uses the following financial derivatives:

•	Interest Rate Swaps (IRS), to modify the profile of the original exposure to interest rate risks on loans and bonds, both fixed and variable;

•	Cross Currency and Interest Rate Swaps (CCIRS) and Currency Forwards, to convert loans and bonds issued in currencies other than euro – principally in US dollars and British pounds – to the functional currencies of the operating companies.

Derivative financial instruments are designated as fair value hedges for managing exchange rate and interest rate risk on instruments denominated in currencies other than euro and for managing interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to pre-set the exchange rate of future transactions and the interest rate.

Telecom Italia Group	Note 17
Consolidated Financial Statements	Financial risk management	236

All derivative financial instruments are entered into with banking and financial counterparties with at least a “BBB-” rating from Standard & Poor’s or an equivalent rating. The exposure to the various market risks can be measured by sensitivity analyses, as set forth in IFRS 7. This analysis illustrates the effects produced by a given and assumed change in the levels of the relevant variables in the various reference markets (exchange rates, interest rates and prices) on finance income and expenses and, at times, directly on equity. The sensitivity analysis was performed based on the suppositions and assumptions indicated below:

•	sensitivity analyses were performed by applying reasonably likely changes in the relevant risk variables to the amounts in the consolidated financial statements at December 31, 2015;

•	the changes in value of fixed-rate financial instruments, other than derivatives, produced by changes in the reference interest rates, generate an impact on profit only when, in accordance with IAS 39, they are accounted for at their fair value. All fixed-rate instruments, which are accounted for at amortized cost, are not subject to interest rate risk as defined by IFRS 7;

•	in the case of fair value hedge relationships, fair value changes of the underlying hedged item and of the derivative instrument, due to changes in the reference interest rates, offset each other almost entirely in the income statement for the year. As a result, these financial instruments are not exposed to interest rate risk;

•	the changes in value of designated financial instruments in a cash flow hedge relationship, produced by changes in interest rates, generate an impact on the debt level and on equity; accordingly, they are included in this analysis;

•	the changes in value, produced by changes in the reference interest rates, of variable-rate financial instruments, other than derivatives, which are not part of a cash flow hedge relationship, generate an impact on the finance income and expenses for the year; accordingly they are included in this analysis.

Price risk – Embedded option of the mandatory convertible bond issued by the subsidiary Telecom Italia Finance S.A..

The measurement for accounting purposes of the embedded option of the mandatory convertible bond issued in November 2013 by the subsidiary Telecom Italia Finance S.A. for an amount of 1.3 billion euros (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”) is dependent on various factors including the performance of the ordinary shares of Telecom Italia S.p.A..

With respect to the value at December 31, 2015, if the ordinary shares of Telecom Italia S.p.A., with other valuation factors remaining equal, increased by 10%, the value of the embedded option would suffer a negative change of 176 million euros, whereas for a decrease of 10%, the change would be positive by 68 million euros.

Exchange rate risk – Sensitivity analysis

At December 31, 2015 (and also at December 31, 2014), the exchange risk of the Group’s loans denominated in currencies other than the functional currency of the consolidated financial statements was hedged in full. Accordingly, a sensitivity analysis was not performed on exchange risk.

Interest rate risk – Sensitivity analysis

The change in interest rates on the variable component of payables and liquidity may lead to higher or lower finance income and expenses, while the changes in the level of the expected interest rate affect the fair value measurement of the Group’s derivatives. In particular:

•	with regard to derivatives that convert the liabilities contracted by the Group to fixed rates (cash flow hedging), in line with international accounting standards that regulate hedge accounting, the fair value (mark-to-market) measurement of such instruments is set aside in a specific unavailable Equity reserve. The combined change of the numerous market variables to which the mark-to-market calculation is subject between the transaction inception date and the measurement date renders any assumption about the trend of the variables of little significance. As the contract expiration date approaches, the accounting effects described will gradually be absorbed until they cease to exist;

Telecom Italia Group	Note 17
Consolidated Financial Statements	Financial risk management	237

•	if at December 31, 2015 the interest rates in the various markets in which the Telecom Italia Group operates had been 100 basis points higher/lower compared to the actual rates, then higher/lower finance expenses, before the income tax effect, would have been recognized in the income statement of 60 million euros (57 million euros at December 31, 2014).

Allocation of the financial structure between fixed rate and variable rate

As for the allocation of the financial structure between the fixed-rate component and the variable-rate component, for both financial assets and liabilities, reference should be made to the following tables. They show the nominal repayment/investment amount (insofar as that amount expresses the effective interest rate exposure of the Group) and, as far as financial assets are concerned, the intrinsic nature (financial characteristics and duration) of the transactions under consideration rather than just the stated contractual terms alone. Bearing that in mind, a transaction whose characteristics (short or very short time frame and frequent renewal) are such that the interest rate is periodically reset on the basis of market parameters, even though the contract does not call for re-fixing the interest rate (such as in the case of bank deposits), has been considered in the category of variable rate.

Total Financial liabilities (at the nominal repayment amount)

	12/31/2015			12/31/2014
(millions of euros)	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
Bonds	18,836	4,111	22,947	18,437	6,477	24,914

Loans and other financial liabilities	3,576	5,370	8,946	3,276	4,553	7,829

Total non-current financial liabilities (including the current portion of medium/long-term financial liabilities)	22,412	9,481	31,893	21,713	11,030	32,743

Total current financial liabilities (*)	121	784	905	39	415	454

Total excluding Discontinued Operations	22,533	10,265	32,798	21,752	11,445	33,197

Discontinued operations	340	—	340	42	—	42

Total	22,873	10,265	33,138	21,794	11,445	33,239

(*)	At December 31, 2015, variable-rate current liabilities included 99 million euros of payables to other lenders for installments paid in advance, which are classified in this line item even though they are not correlated to a definite rate parameter (179 million euros at December 31, 2014).

Total Financial assets (at the nominal investment amount)

	12/31/2015			12/31/2014
(millions of euros)	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
Cash and cash equivalents	—	2,049	2,049	—	3,225	3,225

Securities	1,006	1,653	2,659	884	1,988	2,872

Other receivables	1,333	538	1,871	831	444	1,275

Total excluding Discontinued Operations	2,339	4,240	6,579	1,715	5,657	7,372

Discontinued operations	164	63	227	51	113	164

Total	2,503	4,303	6,806	1,766	5,770	7,536

With regard to variable-rate financial instruments, the contracts provide for revisions of the relative parameters to take place within the subsequent 12 months.

Telecom Italia Group	Note 17
Consolidated Financial Statements	Financial risk management	238

Effective interest rate

As to the effective interest rate, for the categories where that parameter can be determined, such parameter refers to the original transaction net of the effect of any derivative hedging instruments.

The disclosure, since it is provided by class of financial asset and liability, was determined, for purposes of calculating the weighted average, using the carrying amount adjusted by accruals, prepayments, deferrals and changes in fair value: this is therefore the amortized cost, net of accruals and any changes in fair value as a consequence of hedge accounting.

Total Financial liabilities

	12/31/2015		12/31/2014
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)
Bonds	22,626	5.71	24,742	5.89

Loans and other financial liabilities	10,819	3.34	8,823	3.86

Total (*)	33,445	4.94	33,565	5.36

(*)	Does not include Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature.

Total Financial assets

	12/31/2015		12/31/2014
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)
Cash and cash equivalents	2,049	0.19	3,225	0.22

Securities	2,659	7.25	2,872	7.08

Other receivables	163	5.16	193	7.19

Total (*)	4,871	4.21	6,290	3.56

(*)	Does not include Discontinued operations/Non-current assets held for sale of a financial nature.

As for financial assets, the weighted average effective interest rate is not essentially influenced by the existence of derivatives.

As for market risk management using derivatives, reference should be made to the Note “Derivatives”.

CREDIT RISK

Exposure to credit risk for the Telecom Italia Group consists of possible losses that could arise from the failure of either commercial or financial counterparties to fulfill their assumed obligations. Such exposure mainly stems from general economic and financial factors, the potential occurrence of specific insolvency situations of some borrowers and other more strictly technical-commercial or administrative factors.

The Telecom Italia Group’s maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables recorded in the financial statements.

Risk related to trade receivables is managed using customer scoring and analysis systems. For specific categories of trade receivables, the Group also makes use of factoring, mainly on a “non-recourse” basis.

Provision charges for bad debts are recorded for specific credit positions that have an element of individual risk. On credit positions that do not have such characteristics, provision charges are recorded by customer segment according to the average uncollectibility estimated on the basis of statistics. Further details are provided in the Note “Trade and miscellaneous receivables and other current assets”.

Telecom Italia Group	Note 17
Consolidated Financial Statements	Financial risk management	239

For the credit risk relating to the asset components which contribute to the determination of “Net financial debt”, it should be noted that the management of the Group’s liquidity is guided by conservative criteria and is principally based on the following:

•	money market management: the investment of temporary excess cash resources;

•	bond portfolio management: the investment of a permanent level of liquidity and the investment of that part of medium term liquidity, as well as the improvement in the average yield.

In order to limit the risk of the non-fulfillment of the obligations undertaken by the counterparty, deposits of the European companies are made with leading banking and financial institutions rated no lower than “investment grade”. Investments by the companies in South America are made with leading local counterparties. Moreover, deposits are made generally for periods of less than three months. With regard to other temporary investments of liquidity, there is a bond portfolio in which the investments have a low level of risk. All investments have been carried out in compliance with the Group Guidelines on “Management and control of financial risk”.

In order to minimize credit risk, the Group also pursues a diversification policy for its investments of liquidity and allocation of its credit positions among different banking counterparties. Consequently, there are no significant positions with any one single counterparty.

LIQUIDITY RISK

The Group pursues the objective of achieving an “adequate level of financial flexibility” which is expressed by maintaining a current treasury margin to cover the refinancing requirements at least for the next 12 months with irrevocable bank lines and liquidity.

Over 11% of gross financial debt at December 31, 2015 (nominal repayment amount) will become due in the next 12 months.

Current financial assets at December 31, 2015, together with unused committed bank lines, ensure complete coverage of debt repayment obligations also beyond the next 24 months.

The following tables report the contractual cash flows, not discounted to present value, relative to gross financial debt at nominal repayment amounts and the interest flows, determined using the terms and the interest and exchange rates in place at December 31, 2015. The portions of principal and interest of the hedged liabilities includes both the disbursements and the receipts of the relative hedging derivatives. Does not include Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature.

Telecom Italia Group	Note 17
Consolidated Financial Statements	Financial risk management	240

Financial liabilities – Maturities of contractually expected disbursements

		maturing by 12/31 of the year:
(millions of euros)		2016	2017	2018	2019	2020	After 2020	Total
Bonds (*)	Principal	1,771	2,195	1,796	2,688	1,267	11,930	21,647

	Interest portion	1,280	1,106	932	803	652	6,687	11,460

Loans and other financial liabilities	Principal	796	958	1,104	1,806	1,276	624	6,564

	Interest portion	77	67	94	16	(17)	(929)	(692)

Finance lease liabilities	Principal	117	97	103	95	103	1,867	2,382

	Interest portion	121	136	130	124	118	1,207	1,836

Non-current financial liabilities (**)	Principal	2,684	3,250	3,003	4,589	2,646	14,421	30,593

	Interest portion	1,478	1,309	1,156	943	753	6,965	12,604

Current financial liabilities	Principal	905	—	—	—	—	—	905

	Interest portion	6	—	—	—	—	—	6

Total Financial liabilities	Principal	3,589	3,250	3,003	4,589	2,646	14,421	31,498

	Interest portion	1,484	1,309	1,156	943	753	6,965	12,610

(*)	For the Mandatory Convertible Bond, whose mandatory conversion into shares will take place in 2016, only the payment of interest was considered and not the cash settlement repayment of the principal.
(**)	These include hedging and non-hedging derivatives.

Derivatives on financial liabilities – Contractually expected interest flows

	maturing by 12/31 of the year:
(millions of euros)	2016	2017	2018	2019	2020	After 2020	Total
Disbursements	490	473	425	351	299	3,196	5,234

Receipts	(646)	(647)	(542)	(489)	(388)	(4,354)	(7,066)

Hedging derivatives – net (receipts) disbursements	(156)	(174)	(117)	(138)	(89)	(1,158)	(1,832)

Disbursements	335	105	75	147	52	7	721

Receipts	(421)	(121)	(64)	(154)	(77)	(6)	(843)

Non-Hedging derivatives – net (receipts) disbursements	(86)	(16)	11	(7)	(25)	1	(122)

Total net receipts (disbursements)	(242)	(190)	(106)	(145)	(114)	(1,157)	(1,954)

MARKET VALUE OF DERIVATIVES

In order to determine the fair value of derivatives, the Telecom Italia Group uses various valuation models.

The mark-to-market calculation is determined by the present value discounting of the interest and notional future contractual flows using market interest rates and exchange rates.

The notional amount of IRS does not represent the amount exchanged between the parties and therefore does not constitute a measurement of credit risk exposure which, instead, is limited to the amount of the difference between the interest rates paid/received.

The market value of CCIRSs, on the other hand, also depends on the differential between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRSs involve the exchange of the reference interest and principal, in the respective currencies of denomination.

The options are measured according to the Black & Scholes or Binomial models and involve the use of various measurements factors, such as: time horizon of the life of the option, risk-free rate of return, current price, volatility and any cash flows (e.g. dividend) of the underlying instrument, and exercise price.

Telecom Italia Group	Note 17
Consolidated Financial Statements	Financial risk management	241

NOTE 18

DERIVATIVES

Derivative financial instruments are used by the Telecom Italia Group to hedge its exposure to foreign exchange rate risk and the change in commodity prices and the management of interest rate risk and also to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Derivative financial instruments in place at December 31, 2015 are principally used to manage debt positions. They include interest rate swaps (IRSs) to reduce interest rate exposure on fixed-rate and variable-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRSs), and currency forwards to convert the loans/receivables secured in currencies different from the functional currencies of the various Group companies.

IRS transactions, provide for or may entail, at specified maturity dates, the exchange of flows of interest, calculated on the notional amount, at the agreed fixed or variable rates.

The same also applies to CCIRS transactions which, in addition to the settlement of periodic interest flows, may provide for the exchange of principal, in the respective currencies of denomination, at maturity and possibly spot.

The following tables show the derivative financial instruments of the Telecom Italia Group at December 31, 2015 and at December 31, 2014, by type:

Type (millions of euros)	Hedged risk	Notional amount at 12/31/2015	Notional amount at 12/31/2014	Spot (*) Mark-to- Market (Clean Price) at 12/31/2015	Spot (*) Mark-to- Market (Clean Price) at 12/31/2014
Interest rate swaps	Interest rate risk	2,889	4,800	35	159

Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	851	1,644	215	169

Total Fair Value Hedge Derivatives **		3,740	6,444	250	328

Interest rate swaps	Interest rate risk	800	520	(8)	(31)

Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	8,521	9,654	889	(516)

Forward and FX Options***	Currency exchange rate risk	455	—	—	—

Total Cash Flow Hedge Derivatives **		9,776	10,174	881	(547)

Total Non-Hedge Accounting Derivatives		2,319	2,122	(316)	45

Total Telecom Italia Group Derivatives		15,835	18,740	815	(174)

*	Spot Mark-to-market above represents the market measurement of the derivative net of the accrued portion of the flow in progress.
**	On the 2009 issue in GBP there are two hedges, in FVH and CFH; accordingly, although it is a single issue, the notional amount of the hedge is included in both the FVH and CFH groupings.
***	The notional amount of the FX options is reflected in both the CFH section and the NH section because only the intrinsic value portion is documented in the hedge accounting, whereas the time value is treated as a NH derivative.

The category “Non-Hedge Accounting Derivatives” also includes the embedded option of the mandatory convertible bond issued by the subsidiary Telecom Italia Finance S.A. amounting to 1.3 billion euros. This component, embedded in the financial instrument, has a notional amount equal to the amount of the loan.

The hedging of cash flows by cash flow hedges was considered highly effective and at December 31, 2015 led to:

•	recognition in equity of unrealized gains of 553 million euros;

•	reversal from equity to the income statement of net income from exchange rate adjustments of 854 million euros.

Telecom Italia Group	Note 18
Consolidated Financial Statements	Derivatives	242

Furthermore, at December 31, 2015, the total loss of the hedging instruments still recognized in equity amounted to approximately zero due to the effect of transactions early terminated over the years. The positive impact reversed to the income statement during 2015 is approximately zero.

The transactions hedged by cash flow hedges will generate cash flows and produce economic effects in the income statement in the periods indicated in the following table:

Currency of denomination	Notional amount in currency of denomination (millions)	Start of period	End of period	Rate applied	Interest period
GBP	850	Jan-16	Jun-19	6.375%	Annually
GBP	400	Jan-16	May-23	5.875%	Annually
USD	186	Jan-16	Oct-29	5.45%	Semiannually
USD	1,000	Jan-16	Nov-33	6.375%	Semiannually
USD	1,000	Jan-16	July-36	7.20%	Semiannually
USD	677	Jan-16	Jun-18	6.999%	Semiannually
USD	1,000	Jan-15	Jun-38	7.721%	Semiannually
Euro	400	Jan-16	Jun-16	3 month Euribor + 0.79%	Quarterly
GBP	750	Jan-16	Dec-17	3.72755%	Annually
USD	760	Jan-16	Jun-19	7.175%	Semiannually
USD	1,000	Jan-16	Sept-34	6%	Semiannually
USD	1,500	Jan-16	May-24	5.303%	Semiannually
USD	186	Jan-16	Oct-29	0.75%	Semiannually
USD	186	Jan-16	Oct-17	1.00%	Semiannually

The method selected to test the effectiveness retrospectively and, whenever the principal terms do not fully coincide, prospectively, for cash flow hedge derivatives, is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In essence, the portfolio risk must be significantly less than the risk of the hedged item.

The ineffective portion recognized in the income statement from designated cash flow hedge derivatives during 2015 was positive by 21 million euros (without considering the effects due to the application of Credit Value Adjustment/Debt Value Adjustment - CVA/DVA).

Telecom Italia Group	Note 18
Consolidated Financial Statements	Derivatives	243

NOTE 19

SUPPLEMENTARY DISCLOSURES ON FINANCIAL INSTRUMENTS

MEASUREMENT AT FAIR VALUE

For the purposes of the comparative information between the carrying amounts and fair value of financial instruments, required by IFRS 7, the majority of the non-current financial liabilities of the Telecom Italia Group consists of bonds, whose fair value is directly observable in the financial markets, as they are financial instruments that due to their size and diffusion among investors, are commonly traded on the relevant markets (see the Note “Financial assets (non-current and current)”). For other types of financing, however, the following assumptions have been made in determining fair value:

•	for variable-rate loans: the nominal repayment amount has been assumed;

•	for fixed-rate loans: fair value has been assumed to be the present value of future cash flows using market interest rates at December 31, 2015;

•	for some types of loans granted by government institutions for social development purposes, for which fair value cannot be reliably calculated, the carrying amount has been used.

Lastly, for the majority of financial assets, their carrying amount constitutes a reasonable approximation of their fair value since these are short-term investments that are readily convertible into cash.

The fair value measurement of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. In particular, the fair value hierarchy introduces three levels of input:

•	Level 1: quoted prices in active market;

•	Level 2: prices calculated using observable market inputs;

•	Level 3: prices calculated using inputs that are not based on observable market data.

The following tables set out, for assets and liabilities at December 31, 2015 and December 31, 2014 and in accordance with the categories established by IAS 39, the supplementary disclosure on financial instruments required by IFRS 7 and the schedules of gains and losses. It does not include Discontinued operations/Non-current assets held for sale and Liabilities directly associated with Discontinued operations/Non-current assets held for sale.

Key for IAS 39 categories

Acronym
Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Available-for-Sale financial assets	AfS
Financial Assets/Liabilities Held for Trading	FAHfT/FLHfT
Financial Liabilities at Amortized Cost	FLAC
Hedging Derivatives	HD
Not applicable	n.a.

Telecom Italia Group	Note 19
Consolidated Financial Statements	Supplementary disclosures on financial instruments	244

Carrying amount and fair value hierarchy for each category/class of financial asset/liability and comparison with their fair value at 12/31/2015

				Amounts recognized in financial statements according to IAS 39				Levels of hierarchy or of fair value
(millions of euros)	IAS 39 Categories		Carrying amount 12/31/2015	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1:	Level 2:	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2015
ASSETS
Loans and Receivables	LaR		7,713	7,710	3						7,713

Non-current assets
· Receivables from employees		8)	39	39

· Other financial receivables		8)	7	7

· Miscellaneous receivables (non-current)		9)	276	273	3

Current assets
· Receivables from employees		8)	14	14

· Other short-term financial receivables		8)	1	1

· Cash and cash equivalents		8)	3,559	3,559

· Trade receivables		12)	3,660	3,660

· Other receivables (current)		12)	157	157

Available-for-Sale financial assets	AfS		1,045		23	1,022					1,045

Non-current assets
· Other investments		7)	45		23	22		3	19

· Securities other than investments		8)	3			3		3

Current assets
· Securities other than investments: available-for-sale		8)	997			997		997

Financial assets at fair value through profit or loss held for trading	FAHfT		756				756				756

Non-current assets
· Non-hedging derivatives		8)	115				115		115

Current assets
· Non-hedging derivatives		8)	150				150		150

· Securities other than investments: held-for-trading		8)	491				491	491

Hedging Derivatives	HD		2,907			2,642	265				2,907

Non-current assets
· Hedging derivatives		8)	2,755			2,504	251		2,755

Current assets
· Hedging derivatives		8)	152			138	14		152

Financial receivables for lease contracts	n.a.		105							105	105

Non-current assets		8)	70							70

Current assets		8)	35							35

Total			12,526	7,710	26	3,664	1,021	1,494	3,191	105	12,526

Telecom Italia Group	Note 19
Consolidated Financial Statements	Supplementary disclosures on financial instruments	245

				Amounts recognized in financial statements according to IAS 39				Levels of hierarchy or of fair value
(millions of euros)	IAS 39 Categories		Carrying amount 12/31/2015	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1:	Level 2:	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2015
LIABILITIES
Financial Liabilities at Amortized Cost	FLAC/HD		37,027	37,027							39,531

Non-current liabilities
· Financial payables (medium/long- term)		15)	26,652	26,652							—

Current liabilities
· Financial payables (short term)		15)	5,396	5,396							—

· Trade and miscellaneous payables and other current liabilities		23)	4,979	4,979

Financial liabilities at fair value through profit or loss held for trading	FLHfT		591				591				591

Non-current liabilities
· Non-hedging derivatives			—				—		—

Current liabilities
· Non-hedging derivatives		15)	591				591		591

Hedging Derivatives	HD		1,679			1,677	2				1,679

Non-current liabilities
· Hedging derivatives (medium/long-term)		15)	1,595			1,593	2		1,595

Current liabilities
· Hedging Derivatives (short term)		15)	84			84	—		84

Finance lease liabilities	n.a.		2,424							2,424	3,622

Non-current liabilities		15)	2,271							2,271

Current liabilities		15)	153							153

Total			41,721	37,027	—	1,677	593	—	2,270	2,424	45,423

Telecom Italia Group	Note 19
Consolidated Financial Statements	Supplementary disclosures on financial instruments	246

Carrying amount and fair value hierarchy for each category/class of financial asset/liability and comparison with their fair value at 12/31/2014

				Amounts recognized in financial statements according to IAS 39				Levels of hierarchy or of fair value
(millions of euros)	IAS 39 Categories		Carrying amount in financial statements at 12/31/2014	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1:	Level 2:	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2014
ASSETS
Loans and Receivables	LaR		9,457	9,453	4						9,457

Non-current assets
· Receivables from employees		8)	30	30

· Other financial receivables		8)	5	5

· Miscellaneous receivables (non-current)		9)	338	334	4

Current assets
· Receivables from employees		8)	12	12

· Other short-term financial receivables		8)	3	3

· Cash and cash equivalents		8)	4,812	4,812

· Trade receivables		12)	4,074	4,074

· Other receivables (current)		12)	183	183

Available-for-Sale financial assets	AfS		1,349		25	1,324					1,349

Non-current assets
· Other investments		7)	43		25	18		3	15

· Securities other than investments:		8)	6			6		6

Current assets
· Securities other than investments: available-for-sale		8)	1,300			1,300		1,300

Financial assets at fair value through profit or loss held for trading	FAHfT		167				167				167

Non-current assets
· Non-hedging derivatives		8)	149				149		149

Current assets
· Non-hedging derivatives		8)	18				18		18

Hedging Derivatives	HD		2,386			1,894	492				2,386

Non-current assets
· Hedging derivatives		8)	2,163			1,742	421		2,163

Current assets
· Hedging derivatives		8)	223			152	71		223

Financial receivables for lease contracts	n.a.		147							147	147

Non-current assets		8)	92							92

Current assets		8)	55							55

Total			13,506	9,453	29	3,218	659	1,309	2,568	147	13,506

Telecom Italia Group	Note 19
Consolidated Financial Statements	Supplementary disclosures on financial instruments	247

				Amounts recognized in financial statements according to IAS 39				Levels of hierarchy or of fair value
(millions of euros)	IAS 39 Categories		Carrying amount in financial statements at 12/31/2014	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1:	Level 2:	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2014
LIABILITIES
Financial Liabilities at Amortized Cost	FLAC/HD		38,947	38,947							41,110

Non-current liabilities
· Financial payables (medium/long-term)		15)	29,172	29,172							—

Current liabilities
· Financial payables (short term)		15)	4,272	4,272							—

· Trade and miscellaneous payables and other current liabilities		23)	5,503	5,503

Financial liabilities at fair value through profit or loss held for trading	FLHfT		132				132				132

Non-current liabilities
· Non-hedging derivatives		15)	111				111		111

Current liabilities
· Non-hedging derivatives		15)	21				21		21

Hedging Derivatives	HD		2,282			2,274	8				2,282

Non-current liabilities
· Hedging derivatives (medium/long-term)		15)	2,058			2,058			2,058

Current liabilities
· Hedging Derivatives (short term)		15)	224			216	8		224

Finance lease liabilities	n.a.		1,153							1,153	1,479

Non-current liabilities		15)	984							984

Current liabilities		15)	169							169

Total			42,514	38,947	—	2,274	140	—	2,414	1,153	45,003

Telecom Italia Group	Note 19
Consolidated Financial Statements	Supplementary disclosures on financial instruments	248

Gains and losses by IAS 39 category - Year 2015

(millions of euros)	IAS 39 Categories	Net gains/(losses) 2015 (1)	of which interest
Loans and Receivables	LaR	(207)	202

Available-for-Sale financial assets	AfS	36

Financial Assets/Liabilities Held for Trading	FAHfT/FLHfT	(305)

Financial Liabilities at Amortized Cost	FLAC	(2,013)	(1,636)

Total		(2,489)	(1,434)

(1)	Of which 4 million euros for fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss.

Gains and losses by IAS 39 category - Year 2014

(millions of euros)	IAS 39 Categories	Net gains/(losses) 2014(1)	of which interest
Loans and Receivables	LaR	(398)	205

Available-for-Sale financial assets	AfS	52

Financial Assets/Liabilities Held for Trading	FAHfT/FLHfT	(222)

Financial Liabilities at Amortized Cost	FLAC	(1,828)	(1,659)

Total		(2,396)	(1,454)

(1)	Of which 1 million euros related to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss.

Telecom Italia Group	Note 19
Consolidated Financial Statements	Supplementary disclosures on financial instruments	249

NOTE 20

EMPLOYEE BENEFITS

Provisions for employee benefits increased by 393 million euros compared to December 31, 2014 and were broken down as follows:

(millions of euros)			12/31/2013	Increases/ Present value	Decrease	Exchange differences and other changes	12/31/2014
Provision for employee severance indemnities	(a	)	863	241	(76)	3	1,031

Provision for pension plans			22	5	(2)	—	25

Provision for termination benefit incentives			30	1	(24)	(2)	5

Total other provisions for employee benefits	(b	)	52	6	(26)	(2)	30

Total	(a+b	)	915	247	(102)	1	1,061

of which:
non-current portion			889				1,056

current portion (*)			26				5

(*)	The current portion refers only to Other provisions for employee benefits.

(millions of euros)			12/31/2014	Increases/ Present value	Decrease	Exchange differences and other changes	12/31/2015
Provision for employee severance indemnities	(a	)	1,031	6	(22)	3	1,018

Provision for pension plans			25	—	(2)	—	23

Provision for termination benefit incentives			5	416	(8)	—	413

Total other provisions for employee benefits	(b	)	30	416	(10)	—	436

Total	(a+b	)	1,061	422	(32)	3	1,454

of which:
non-current portion			1,056				1,420

current portion (*)			5				34

(*)	The current portion refers only to Other provisions for employee benefits.

The Provision for employee severance indemnities only refers to Italian companies and decreased overall by 13 million euros. The reduction of 22 million euros under “Decreases” refers to indemnities paid during the year to employees who terminated employment or for advances. The increase of 6 million euros in the column “Increases/Present value” consists of the following:

(millions of euros)	2015	2014
Current service cost (*)	—	—

Finance expenses	22	32

Net actuarial (gains) losses for the year	(16)	209

Total	6	241

Effective return on plan assets	there are no assets servicing the plan

(*)	Following the social security reform in 2007, the portions intended for the INPS Treasury Fund or for the supplementary pension funds have been recorded under “Employee benefits expenses”, in “Social security expenses”, and not as “Employee severance indemnities expenses”. The latter account will still be used only for the accruals of companies with less than 50 employees, amounting to 0.3 million euros in 2015 (essentially unchanged compared to 2014).

The net actuarial gains recognized at December 31, 2015, totaling 16 million euros (209 million euros in 2014), are essentially the result of the change in the discount rate of 2.03% applied, from the 1.89%

Telecom Italia Group	Note 20
Consolidated Financial Statements	Employee benefits	250

of December 31, 2014. To take account of the expected future progressive increase in the inflation rate, which is currently particularly low, the rate has been differentiated over the individual years for the actuarial calculation, as detailed further below.

According to national law, the amount of provision for employee severance indemnities to which each employee is entitled depends on the period of service and must be paid when the employee leaves the company. The amount of severance indemnity due upon termination of employment is calculated on the basis of the period of employment and the taxable compensation of each employee. This liability is adjusted annually based on the official cost-of-living index and legally-set interest. The liability is not associated with any vesting condition or period or any funding obligation; accordingly, there are no assets servicing the provision.

Under the regulations introduced by Italian Legislative Decree 252/2005 and Law 296/2006 (the State Budget Law 2007), for companies with at least 50 employees, the severance indemnities accruing from 2007 are assigned, as elected by the employees, to either the INPS Treasury Fund or to supplementary pension funds and take the form of a “defined contribution plan”.

However, for all companies, the revaluations of the amounts in the provision for employee severance indemnities existing at the election date, and also the amounts accrued and not assigned to supplementary pension plans for companies with less than 50 employees, are retained in the provision for employee severance indemnities. In accordance with IAS 19 (2011), the provision has been recognized as a “defined benefit plan”.

In application of IAS 19, the employee severance indemnities have been calculated using the “Projected Unit Credit Method” as follows:

•	the future possible benefits which could be paid to each employee registered in the program in the event of retirement, death, disability, resignation etc. have been projected on the basis of a series of financial assumptions (cost-of-living increases, interest rate, increase in compensation etc.). The estimate of future benefits includes any increases for additional service seniority, as well as the estimated increase in the compensation level at the measurement date – only for employees of companies with less than 50 employees during the year 2006;

•	the average present value of future benefits has been calculated, at the measurement date, on the basis of the annual interest rate adopted and the probability that each benefit actually has to be paid;

•	the liability of each company concerned has been calculated as the average present value of future benefits that will be generated by the existing provision at the measurement date, without considering any future accruals (for companies with at least 50 employees during the year 2006) or by identifying the amount of the average present value of future benefits which refer to the past service already accrued by the employee in the company at the measurement date (for the others), i.e. adopting the “service pro-rate”.

The following assumptions have been made:

FINANCIAL ASSUMPTIONS	Executives	Non-executives
Inflation rate
2016	1.50% per annum	1.50% per annum
2017	1.80% per annum	1.80% per annum
2018	1.70% per annum	1.70% per annum
2019	1.60% per annum	1.60% per annum
2020 onwards	2.00% per annum	2.00% per annum
Discount rate	2.03% per annum	2.03% per annum
Employee severance indemnities annual increase rate
2016	2.625% per annum	2.625% per annum
2017	2.850% per annum	2.850% per annum
2018	2.775% per annum	2.775% per annum
2019	2.700% per annum	2.700% per annum
2020 onwards	3.000% per annum	3.000% per annum
Increase in compensation:
equal to or less than 40 years of age	1.0% per annum	1.0% per annum
over 40 but equal to or less than 55 years of age	0.5% per annum	0.5% per annum
over 55 years of age	0.0% per annum	0.0% per annum

Telecom Italia Group	Note 20
Consolidated Financial Statements	Employee benefits	251

DEMOGRAPHIC ASSUMPTIONS	Executives	Non-executives
Probability of death	RG 48 mortality tables published by “Ragioneria Generale dello Stato”	RG 48 mortality tables published by “Ragioneria Generale dello Stato”
Probability of disability	INPS tables divided by age and sex	INPS tables divided by age and sex
Probability of resignation:
up to 40 years of age	6.50%	1.00%
From 41 to 50 years of age	2.00%	0.50%
From 51 to 59 years of age	2.00%	0.50%
From 60 to 64 years of age	20.00%	6.50%
Over 65 years of age	None	None
Probability of retirement	Reaching the minimum requisites established by the Obligatory General Insurance updated on the basis of Law 214 of December 22, 2011
Probability of receiving at the beginning of the year an advance from the provision for severance indemnities accrued equal to 70%	1.5 per annum %	1.5 per annum %

The adoption of the above assumptions resulted in a liability for employee severance indemnities at December 31, 2015 of 1,018 million euros (1,031 million euros at the end of 2014).

Reported below is a sensitivity analysis for each significant actuarial assumption adopted to calculate the liability as at year end, showing how the liability would have been affected by changes in the relevant actuarial assumption that were reasonably possible at that date, stated in amounts.

The weighted average duration of the obligation is 12.5 years.

CHANGES IN ASSUMPTIONS	Amounts (millions of euros)
Turnover rate:
+0.25 p.p.	(2)
- 0.25 p.p.	2
Annual inflation rate:
+0.25 p.p.	22
- 0.25 p.p.	(22)
Annual discount rate:
+0.25 p.p.	(29)
- 0.25 p.p.	30

The Provision for pension plans amounted to 23 million euros at December 31, 2015 (25 million euros at December 31, 2014) and mainly represented pension plans in place at foreign companies of the Group.

The Provision for termination benefit incentives increased by a total of 408 million euros following the recognition – in the amount of 399 million euros – of the impact resulting from the various agreements signed in 2015 by Telecom Italia S.p.A., Telecom Italia Information Technology, HR Services and Telecom Italia Sparkle with the Trade Unions, as part of the process of dialog between the parties, aimed at managing surplus personnel, and due to the streamlining processes affecting all the companies operating in the TLC sector. These provisions also added to those made by Olivetti S.p.A., for a total of 17 million euros, for the restructuring plan announced in May 2015.

More details are provided in the Note “Employee benefits expenses”.

Telecom Italia Group	Note 20
Consolidated Financial Statements	Employee benefits	252

NOTE 21

PROVISIONS

Provisions increased by 30 million euros compared to December 31, 2014 and were broken down as follows:

(millions of euros)	12/31/2014	Increase	Taken to income	Used directly	Exchange differences and other changes	12/31/2015
Provision for taxation and tax risks	126	13	—	(7)	(13)	119

Provision for restoration costs	447	28	(55)	(8)	(80)	332

Provision for legal disputes	155	350	—	(127)	94	472

Provision for commercial risks	131	1	(3)	(5)	(109)	15

Provision for risks and charges on investments and corporate-related transactions	70	4	(31)	(3)	—	40

Other provisions	38	10	(24)	(4)	(1)	19

Total	967	406	(113)	(154)	(109)	997

of which:
non-current portion	720					551

current portion	247					446

The non-current portion of provisions for risks and charges mainly relates to the provision for restoration costs. In accordance with the accounting standards, the total amount of the provision is calculated by re-measuring the amounts for which a probable outlay is envisaged, based on the on the inflation rates estimated for the individual due dates, and subsequently discounted to the reporting date based on the average cost of debt, taking into account cash outflow forecasts.

Provision for taxation and tax risks was essentially unchanged compared to 2014. The figure at December 31, 2015 mainly related to companies in the Domestic Business Unit (62 million euros) and companies in the Brazil Business Unit (53 million euros).

Provision for restoration costs related to the provision for the estimated cost of dismantling tangible assets – in particular: batteries, wooden poles and equipment – and for the restoration of the sites used for mobile telephony by companies belonging to the Domestic Business Unit (324 million euros) and to the Brazil Business Unit (8 million euros).

The amount taken to income of 55 million euros relates entirely to the Brazil Business Unit and is the result of the already described sale of the telecommunications towers, which resulted in the lapse of this contractual obligation and the release of the related risk provision; this amount is one of the components of the gain realized from the transaction.

The item “Exchange differences and other changes” mainly reflects the effect of the change in the useful life of the passive infrastructure of the mobile telephone Base Transceiver Stations (BTSs) located in Italy and the consequent lengthening of the discounting period, as a result of which the provisions was reduced by a total of 57 million euros.

This change was recognized as follows:

•	30 million euros as a reduction in the gross carrying amount of the assets it relates to;

•	the remaining 27 million euros as a reduction in the depreciation expense for 2015.

Provision for legal disputes included the provision for litigation with employees, social security entities, and other counterparties.

Telecom Italia Group	Note 21
Consolidated Financial Statements	Provisions	253

The figure at December 31, 2015 includes 425 million euros essentially for the Domestic Business Unit and 45 million euros for the Brazil Business Unit.

This item increased by 317 million euros compared to December 31, 2014, mainly due to provisions for litigation with the Public Administration, telecommunication operators and other third parties.

It includes a reclassification from the provision for commercial risks of 109 million euros made by Telecom Italia S.p.A. in order to provide a better representation of certain types of risk.

The provision for commercial risks decreased by 116 million euros compared to the end of December 2014 mainly due to the above-mentioned reclassification.

The provision for risks and charges on investment and corporate-related transactions decreased 30 million euros compared to 2014, mainly due to the removal of the related risks and the consequent release to the income statement during the year.

Telecom Italia Group	Note 21
Consolidated Financial Statements	Provisions	254

NOTE 22

MISCELLANEOUS PAYABLES AND OTHER NON-CURRENT LIABILITIES

Trade and miscellaneous receivables and other current assets increased by 413 million euros compared to December 31, 2014 and were broken down as follows:

(millions of euros)	12/31/2015	12/31/2014
Payables to social security agencies	23	22

Capital grants	270	19

Deferred income	750	574

Income tax payables (*)	49	59

Other	18	23

Total	1,110	697

(*)	Analyzed in the Note “Income tax expense”.

Payables to social security agencies related to the remaining amount due to the INPS for estimated employee benefit obligations owed under Law 58/1992, as well as – from 2015 - the amount due to the INPS for the application of the 2015 arrangements relating to Article 4 paragraphs 1-7ter, of Law 92 of June 28, 2012, the “Fornero” law (see the Note “Employee benefits expenses” for more details). Details are as follows:

(millions of euros)	12/31/2015	12/31/2014
Non-current payables:

Due from 2 to 5 years after the end of the reporting period	13	10

Due beyond 5 years after the end of the reporting period	10	12

	23	22

Current payables	8	8

Total	31	30

The item capital grants represents the component still to be released to the income statement based on the remaining useful life (estimated at around 18 years) of the assets that the grants refer to. The increase in the figure at December 31, 2015, of 251 million euros mainly relates to the construction of infrastructure for the Ultra-Broadband-UBB and Broadband-BB projects.

Deferred income includes 286 million euros (293 million euros at December 31, 2014) for the deferral of revenues from the activation of the telephone service of Telecom Italia S.p.A.. This item also includes the non-current portion (around 217 million euros) of the deferred gain on the sale and lease back of the telecommunication towers of the Brazil Business Unit.

Telecom Italia Group	Note 22
Consolidated Financial Statements	Miscellaneous payables and other non-current liabilities	255

NOTE 23

TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES

This item decreased by 614 million euros compared to December 31, 2014 and was broken down as follows:

(millions of euros)			12/31/2015	Of which IAS 39 Financial Instruments	12/31/2014	Of which IAS 39 Financial Instruments
Payables on construction work	(a	)	29		35

Trade payables
Payables to suppliers			4,012	4,012	4,622	4,622

Payables to other telecommunication operators			409	409	419	419

	(b	)	4,421	4,421	5,041	5,041

Tax payables	(c	)	265		458

Miscellaneous payables and other current liabilities
Payables for employee compensation			317		336

Payables to social security agencies			172		180

Trade and miscellaneous deferred income			790		791

Advances received			41		40

Customer-related items			788	209	847	211

Payables for TLC operating fee			24		20

Dividends approved, but not yet paid to shareholders			53	53	59	59

Other current liabilities			382	296	317	192

Employee benefits (except for employee severance indemnities) for the current portion expected to be settled within 1 year			34		5

Provisions for risks and charges for the current portion expected to be settled within 1 year			446		247

	(d	)	3,047	558	2,842	462

Total	(a+b+c+d	)	7,762	4,979	8,376	5,503

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Trade payables amounting to 4,421 million euros (5,041 million euros at December 31, 2014), mainly refer to Telecom Italia S.p.A. (2,672 million euros) and to companies belonging to the Brazil Business Unit (1,134 million euros).

Tax payables refer in particular to Telecom Italia S.p.A. and relate to the withholding tax payables to the tax authorities as withholding agent (75 million euros) and the payable for the government concession tax (29 million euros). They also included other tax payables of the Brazil Business Unit of 136 million euros.

Telecom Italia Group	Note 23
Consolidated Financial Statements	Trade and miscellaneous payables and other current liabilities	256

NOTE 24

CONTINGENT LIABILITIES, OTHER INFORMATION, COMMITMENTS AND GUARANTEES

A description is provided below of the most significant judicial, arbitration and tax disputes in which Telecom Italia Group companies are involved as of 31 December 2015, as well as those that came to an end during the financial year.

The Telecom Italia Group has posted liabilities totalling 606 million euros for those disputes described below where the risk of losing the case has been considered probable.

A) SIGNIFICANT DISPUTES AND PENDING LEGAL ACTIONS

Telecom Italia Sparkle – Relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Public Prosecutor’s Office of Rome

In August 2014, the Rome Court filed its grounds for the judgement, the ruling of which was pronounced in October 2013. The Court fully acquitted three former managers of Telecom Italia Sparkle from the charges of transnational conspiracy for the purpose of tax evasion and false declaration by the use of invoices or other documents for non-existent transactions (the so called “Frode carosello”). A further 18 defendants were found guilty, with sentences of 20 months to 15 years. The grounds for the judgement acknowledged that the former managers of Telecom Italia Sparkle were completely uninvolved in the “carousel fraud” and the correctness of their actions.

The non-guilty verdict was, however, appealed by the Rome Public Prosecutor’s Office, also in relation to the standing of the Telecom Italia Sparkle employees, and the date of the hearing before the Court of Appeal has not yet been set.

Telecom Italia Sparkle is still formally being investigated for the administrative offence pursuant to Legislative Decree 231/2001, with the predicate offence of conspiracy and translational money laundering.

Following the outcome of the immediate trial, the Company in any event requested and obtained from the Judicial Authority, with an order in June 2014, the release and return of the whole sum of the 72,234,003 euro surety issued in the past in favour of the Judicial Authority to guarantee any obligations deriving from the application of Legislative Decree 231/2001, and the restitution of the sum of 8,451,00 euros; the sum of 1,549,000 euros, corresponding to the maximum fine payable for the administrative offence, remains under seizure.

It is pointed out that in view of the provisions made in the 2009 consolidated financial statements following the Telecom Italia Sparkle affair, risk provisions for a total of 86 million euros (72 million euros of which referred to the risk pursuant to Legislative Decree 231/2001) were still recorded in the financial statements and were fully released in the profit and loss account during 2014.

As for risks of a fiscal nature, you are reminded that in February 2014 the Agenzia delle Entrate (Lazio Regional Office) served three formal notifications of fines for the years 2005, 2006 and 2007, based on the assumption that the telephone traffic in the “carousel fraud” did not exist. The amount of the fines – 25% of the “crime related costs” unduly deducted – total 280 million euros. In this respect the Company filed an appeal to the Provincial Tax Commission in April 2014; the company is waiting for its judgement, after the hearing in February 2016. In light of the investigations carried out, and considering the favourable outcome of the associated criminal proceedings, the risk is believed to be only potential, so no provisions were made in the financial statements.

Telecom Italia Group	Note 24
Consolidated Financial Statements	Contingent liabilities, other information, commitments and guarantees	257

International tax and regulatory disputes

On 22 March 2011 Tim Celular was served notice of a tax assessment issued by the Federal Tax Authorities of Brazil for a total sum of 1,265 million reais as of the date of the notification, including fines and interest, as a result of the completion of a tax investigation of financial years 2006, 2007, 2008 and 2009 for the companies Tim Nordeste Telecomunicações S.A. and Tim Nordeste S.A (previously called Maxitel), companies which have been progressively incorporated into Tim Celular with the aim of rationalising the corporate structure in Brazil.

The assessment notice includes various adjustments; the main claims may be summarised as follows:

•	non-recognition of the fiscal effects of the merger of Tim Nordeste Telecomunicações S.A. and Maxitel S.A.;

•	non-recognition of the fiscal deductibility of the write-down of goodwill relating to the purchase of Tele Nordeste Celular Participações S.A. (“TNC”).

The adjustments included in the assessment notice were challenged by Tim Celular, before the administrative court, with the submission of an initial defence on 20 April 2011. On 20 April 2012, Tim Celular received notification of the decision of the administrative court of first instance which confirmed the findings set out in the assessment notice; Tim Celular promptly filed an appeal against this decision on 21 May 2012.

The Management, as confirmed by fitting legal opinions, believes it is unlikely that the company could suffer any negative consequences in relation to these matters.

Again with regard to Tim Participações’ subsidiary Brazilian companies, other cases of tax disputes are present including for significant amounts but with a risk of losing deemed improbable (for the aforementioned companies), on the basis of the legal opinions issued to the companies.

The most relevant cases relate to the fiscal deductibility of the write-down of goodwill, indirect taxation and contributions to the local regulatory authority (ANATEL). Of the main disputes concerning indirect taxation, several disputes regarding lowering the tax base on the basis of discounts granted to customers may be noted; the regulatory authority however alleges that the company did not pay sufficient contributions to the FUST/FUNTTEL funds.

Finally, note that in December 2013 Tim Celular received a tax assessment served by the Brazilian Federal District Finance Secretariat equal to approximately 582 million Reais at the date of formal notice, including penalties and interest, on account of alleged non-payments of indirect taxes for the years 2008 to 2012. The assessment was served following a decision by the Supreme Court declaring that a state tax incentive was unconstitutional. The Company promptly filed an initial defence statement, in administrative proceedings, in January 2014. On 23 October 2015, Tim Celular was served notice of the decision of the lower administrative court which substantially confirmed the claims included in the assessment notice, although it reduced the amount in dispute, but by a small amount. TIM Celular promptly filed an appeal, again in administrative proceedings, against this decision on 24 November 2015. Also on the basis of specific legal advice, Tim Celular does not consider an unfavourable outcome to be likely.

Formal Notice of Assessments against Telecom Italia International N.V.

In June 2014, at the end of a tax investigation which lasted over a year, the Milan Guardia di Finanza served Telecom Italia International N.V., a subsidiary company with registered offices in the Netherlands, with a formal notice of assessments relative to the tax periods from 2005 to 2012, with which it formalized findings on the alleged tax residence in Italy of the aforementioned subsidiary company, due to considerations essentially linked to the presumed actual administration office in Italy.

The total amount of the assessment for these tax periods, comprising potential tax expense (corporate income tax - IRES; regional business tax - IRAP), fines and interest totalled approximately 350 million euros at that time.

Telecom Italia Group	Note 24
Consolidated Financial Statements	Contingent liabilities, other information, commitments and guarantees	258

Later, and specifically in December 2014, based on the aforementioned formal notice, the Milan office of the “Agenzia delle Entrate” (Italian Revenue Agency) served separate notices of assessments for IRES and IRAP on the Dutch company for the tax years 2005, 2006 and 2007, which amounted to a total of approximately 148 million in tax, plus fines and interest.

The company, while it considers the claim groundless, also based on opinions obtained from authoritative professional advisors, decided that it would be opportune to have recourse to tools to “deflate” the dispute, with the advantage of the benefits of the law, with the intention of avoiding a dispute that is likely to be lengthy and uncertain. Consequently, on 9 July last the whole claim for the years 2005 to 2012 was settled in this way. The agreement involved the payment of a total of 30 million euros for taxes, fines and interest, on 17 July 2015.

Irregularities concerning transactions for the leasing/rental of assets

In relation to the irregularities detected with regard to some leasing and rental transactions, which in some cases led to disputes relating to Direct Taxes and VAT, the Company arranged to make provision for risks; the actual amount of the risk provision is around 10.3 million euros.

— ● —

It should be noted that for some disputes described below, on the basis of the information available at the closing date of the present document and with particular reference to the complexity of the proceedings, to their progress, and to elements of uncertainty of a technical-trial nature, it was not possible to make a reliable estimate of the size and/or times of possible payments, if any. Moreover, in the case in which the disclosure of information relative to the dispute could seriously jeopardise the position of Telecom Italia or its subsidiaries, only the general nature of the dispute is described.

Investigation by the Public Prosecutor’s Office of Monza

Criminal proceedings are currently pending before the Judge for Preliminary Hearings of the Monza Court, following the committal to trial formulated by the Public Prosecutor and with the preliminary hearing scheduled in May 2016, regarding a number of transactions for the leasing and/or sale of goods, which allegedly involve various offences committed to the detriment, amongst others, of Telecom Italia. The alleged offences relate to financial abuses, tax crimes and fraud with more than one aggravating circumstance. Within the context of said proceeding, Telecom Italia filed a charge against persons unknown in 2011. Telecom Italia proposes that it join the proceedings as a civil party as the person injured and damaged by the offence. In the proceedings, one of the defendants is a former employee of the Company.

Antitrust Case A428

At the conclusion of case A428, in May 2013, Italian Competition Authority AGCM imposed two administrative sanctions of 88,182,000 euros and 15,612,000 euros on Telecom Italia for abuse of its dominant position. The Company allegedly (i) hindered or delayed activation of access services requested by OLOs through unjustified and spurious refusals; (ii) offered its access services to final customers at economic and technical conditions that allegedly could not be matched by competitors purchasing wholesale access services from Telecom Italia itself, only in those geographic areas of the Country where disaggregated access services to the local network are available, and hence where other operators can compete more effectively with the Company.

Telecom Italia Group	Note 24
Consolidated Financial Statements	Contingent liabilities, other information, commitments and guarantees	259

Telecom Italia appealed against the decision before the Administrative Court (TAR) for Lazio, applying for payment of the fine to be suspended. In particular, it alleged: infringement of its rights to defend itself in the proceedings, the circumstance that the organisational choices challenged by AGCM and allegedly at the base of the abuse of the OLO provisioning processes had been the subject of specific rulings made by the industry regulator (AGCom), the circumstance that the comparative examination of the internal/external provisioning processes had in fact shown better results for the OLOs than for the Telecom Italia retail department (hence the lack of any form of inequality of treatment and/or opportunistic behaviour by Telecom Italia), and (regarding the second abuse) the fact that the conduct was structurally unsuitable to reduce the margins of the OLOs.

In May 2014, the judgement of the Lazio TAR was published, rejecting Telecom Italia’s appeal and confirming the fines imposed in the original order challenged. In September 2014 the Company appealed against this decision.

On May 2015, with the judgement no. 2479/2015, the Council of State found the decision of the court of first instance did not present the deficiencies alleged by Telecom Italia and confirmed the AGCM ruling. The company had already proceeded to pay the fines and the accrued interest.

In a decision notified in July 2015, AGCM started proceedings for non-compliance against Telecom Italia, to ascertain if the Company had respected the notice to comply requiring it to refrain from undertaking behaviours analogous to those that were the object of the breach ascertained with the concluding decision in case A428 dated May 2013.

If non-compliance with the notice requiring the company to refrain from these behaviours, article 15, subsection 2 of Law no. 287/90 provides for the application of a minimum administrative fine of no less than double the original fine imposed, and a maximum limit of 10% of the turnover of the firm.

Telecom Italia requested access to the case files, in order to have full knowledge of the alleged breaches reported, and in the month of July 2015 partial access was granted to the documents generated by AGCM itself only.

In October 2015, a defence statement was filed, which evidenced the activities undertaken to improve the ways in which the access services requested by the OLOs are provided, and subsequently the Company presented the changes that are being made to the processes and systems for their supply at the AGCM offices.

The term set for the conclusion of the non-compliance proceedings, originally set at 13 January 2016, has been extended to 31 July 2016 to enable AGCM to assess the aforementioned structural and process changes.

Antitrust Case I761

With a ruling issued on 10 July 2013, the Italian Competition Authority (AGCM) extended to Telecom Italia the investigation started in March of the same year into some firms active in the fixed network maintenance sector. The investigation aims to establish if an agreement exists that is prohibited pursuant to article 101 of the Treaty on the Functioning of the European Union. The proceedings were initiated after Wind filed two complaints in which the AGCM was informed that, based on an invitation to bid for the assignment of network corrective maintenance services, it had encountered substantial uniformity of prices offered by the aforementioned enterprises and a significant difference from the offers submitted subsequently by other and different companies.

The AGCM alleged that Telecom Italia carried out a role of coordinating the other parts of the procedure, both during the formulation of the offers requested by Wind and in relation to the positions represented to AGCom.

Telecom Italia challenged these proceedings before the Administrative Court (TAR), sustaining that the AGCM does not have competence in this matter.

On 7 July 2014, the AGCM notified the objective extension of the proceedings to check if the Company, abusing its dominant position, put in place initiatives that might influence the conditions of the offer of accessory technical services when the offers of the maintenance businesses to Wind and Fastweb were being formulated. With the extension provision, the AGCM has also extended the deadline for closing the proceedings from the original date of 31 July 2014 to 31 July 2015. This extension was also challenged before the Administrative Court (TAR) of Lazio sustaining that the Italian Competition Authority does not have competence in this matter.

Telecom Italia Group	Note 24
Consolidated Financial Statements	Contingent liabilities, other information, commitments and guarantees	260

In November 2014, for reasons of procedural economy and also convinced that it was acting legitimately, Telecom Italia presented to the Authority a proposal of undertakings in order to resolve the competition concerns subject of the investigation. In its resolution of 19 December 2014 the AGCM considered that these undertakings were not manifestly groundless and later ordered their publication for the purposes of market testing.

On 25 March 2015, AGCM definitively rejected the aforesaid undertakings, considering them not suitable for removing the anticompetitive aspects investigated.

On 21 July 2015 the Communication of the Results of the Investigation was served on the parties to the proceedings, in which the Offices of AGCM expressed their position in the sense of (i) archiving the complaints regarding the abuse of dominant position and (ii) confirming, instead, that there exists between Telecom and the maintenance firms an agreement to coordinate the economic offers drawn up for Wind and Fastweb, and to proceed to supply, in unbundled form, the ancillary technical services.

On 16 December 2015, the final order was issued, confirming the conclusions of the Communication of the Results of the Investigation, sustaining that, between 2012 and 2013, there existed an agreement that restricted competition, and as a result imposed a fine of 21.5 million euros on the Company. The relevant market is the corrective maintenance (assurance) market and, more precisely, the market for troubleshooting the Telecom Italia LLU lines. The purpose of the conduct maintained by the Company and the network firms would have been to limit competition and prevent the evolution of forms of disaggregated supply of ancillary technical services.

Telecom Italia appealed the order before the Lazio Regional Administrative Court.

VODAFONE

In August 2013, Vodafone, as incorporating company of operator Teletu, submitted to the Milan Court a huge claim for damages for presumed abusive and anticompetitive behaviour (founded principally on AGCM case A428) which Telecom Italia allegedly implemented in the period 2008 - 2013. The pecuniary claim was quantified by Vodafone as an estimated sum of between 876 million euros and 1,029 million euros.

In particular, Vodafone alleged technical boycotting activities, with refusal to activate lines requested for Teletu customers (in the period from 2008 to the month of June 2013), together with the adoption of allegedly abusive price policies for wholesale network access services (period from 2008 to the month of June 2013). Furthermore, the other party complained of the presumed application of discounts to business customers greater than those envisaged (“margin squeezing”) and the carrying out of presumed illegal and anticompetitive winback practices (in the period from the second half of 2012 to the month of June 2013).

Telecom Italia filed an appearance, challenging the claims made by the other party regarding the matter and the amount and making a counterclaim. The judgement in question has been suspended, while awaiting the judgement of the Court of Cassation on the Company’s appeal against the order with which the Court rejected the Company’s argument that it did not have territorial competence.

With a writ of summons dated 28 May 2015 before the Milan Court, Vodafone has advanced further claims for compensation, based on the same AGCM case A428 and referring to alleged damages it suffered in the period July 2013 - December 2014 (and therefore over a period of time subsequent to the period of the similar compensatory judgement mentioned above), for approximately 568.5 million euros.

The case also contains a reservation of further damages to be quantified, during the proceedings, for the following periods, the claimant alleging that the presumed abusive conduct of Telecom Italia continued. The first hearing is scheduled for the month of July 2016.

Telecom Italia Group	Note 24
Consolidated Financial Statements	Contingent liabilities, other information, commitments and guarantees	261

FASTWEB

In April 2014 Fastweb and Telecom Italia reached a technical-procedural agreement to waive the arbitration started by Fastweb in January 2011 by virtue of which the competitor requested compensation for presumed damages totalling 146 million euros incurred following alleged non-compliance with the provisions contained in the contract for the supply of the LLU service. The agreement reached did not define the respective damages claimed inferred in arbitration, which will continue in the proceedings already pending before the Milan Civil Court, described below. It should be pointed out that in arbitration Fastweb complained that, in the period from July 2008 to June 2010, Telecom Italia had refused, unlawfully, to execute approximately 30,000 requests to migrate customers to the Fastweb network. Telecom Italia filed an appearance, submitting a counterclaim.

In December 2013, Fastweb served a writ of summons at the Court of Milan with a claim for damages arising from alleged improper conduct by Telecom Italia in issuing an excessive number of refusals to supply wholesale access (“KO”) services in 2009-2012 and in making economic offers to business customers, in areas open to LLU services, that could not be replicated by competitors because of the alleged squeeze on discount margins (“margin squeeze” practices). Based on the content of the Antitrust Authority’s well-known decision A428, Fastweb has quantified this claim to be in the order of 1,744 million euros. The Company filed an appearance challenging the claims made by the other party regarding the matter and the amount and making a counterclaim. Subsequently, as part of a structured agreement between the Parties, the case ended with a settlement.

BT ITALIA

With a writ of summons in June 2015, BT Italia has advanced, before the Milan Court, claims for compensation for approximately 638.6 million euros against Telecom Italia referring to alleged damages suffered in the period from 2009 to 2014 for technical boycotting and margin squeezing (these claims refer to the known AGCM A428 case). The other party, assuming that the unlawful conduct of Telecom Italia is still in course, also proposes to update the claim for damages up to the month of May 2015, recalculating the total to be 662.90 million euros. Telecom Italia filed an appearance, challenging the claims of the other party.

COLT TECHNOLOGY SERVICES

With a writ of summons served in August 2015 before the Milan Court, operator Colt Technology Services claimed damages based on the decisive order in case A428, referring to alleged damages suffered over the period 2009/2011, due to the presumed inefficient and discriminatory conduct of Telecom Italia in the process of supplying wholesale services. The damage claimed was quantified as 27 million euros in loss of profits for the alleged non-acquisition of new costumers, or for the alleged impossibility of supplying new services to the customers it had already acquired; the other party also formulated an express request for compensation for the damages to its image and commercial reputation. This case follows the extrajudicial claim for approximately 23 million euros, previously advanced by Colt in June 2015, which the Company rejected in its entirety. The first hearing has been set for December 2015; the Company filed an appearance, contesting the claims of the other party in full.

KPNQ West Italia S.p.A.

With a writ of summons issued by the Rome Court, KPNQ West Italia has sued Telecom Italia, claiming damages quantified as totalling 38 million euros for alleged abusive and anti-competitive conduct in

Telecom Italia Group	Note 24
Consolidated Financial Statements	Contingent liabilities, other information, commitments and guarantees	262

the period 2009-2011, through technical boycotting (KOs and refusals to activate wholesale services); these claims were based on the content of the Italian Competition Authority ruling that settled the A428 case. The first hearing is scheduled for May 2016. Telecom Italia will file an appearance challenging the claims of the other party.

TISCALI

With a writ of summons issued before the Milan Court, served in January 2015, Tiscali has claimed damages of 285 million euros for alleged abusive behaviours of Telecom Italia in the years 2009-2014, through technical boycott activities and by making economic offers to its business clients, in areas open to LLU service, which their competitors were not capable of replicating due to the alleged excessive squeezing of their discount margins. Tiscali’s claim is based on the content of the known AGCM case A428. This dispute was settled in June 2015.

TELEUNIT

With a writ of summons before the Rome Court, Teleunit has claimed 35.4 million euros in damages from Telecom Italia, based on the known decision of the Italian Competition Authority that settled the A/428 case. Specifically, the company complained that in the period 2009/2010 it had suffered abuse conduct in the form of technical boycotting (refusals to active network access services - KOs), and anticompetitive practices in the form of margin squeezing (whereby the excess squeezing is considered abusive inasmuch as it cannot be replicated by competitors). The first hearing is scheduled for the month of June 2016. The Company will file an appearance challenging the other party’s arguments.

With a writ issued in October 2009 before the Milan Appeal Court, Teleunit asked for alleged acts of abuse by Telecom Italia of its dominant position in the premium services market to be investigated. The complainant quantified its damages at a total of approximately 362 million euros. Telecom Italia filed an appearance, contesting the claims of the other party.

After the ruling of January 2014 with which the Court of Appeal declared that it was not competent in this matter and referred the case to the Court, Teleunit reinstated the case before the Milan Court the following April. Telecom Italia filed an appearance in the reinstated proceedings challenging the claims of the other parties.

EUTELIA and VOICEPLUS

In June 2009, Eutelia and Voiceplus asked that alleged acts of abuse by Telecom Italia of its dominant position in the premium services market (based on the public offer of services provided through so-called Non Geographic Numbers) be investigated. The complainants quantified their damages at a total of approximately 730 million euros.

The case follows a precautionary procedure in which the Milan Appeal Court prohibited certain behaviours of the Company relating to the management of some financial relations with Eutelia and Voiceplus concerning the Non Geographic Numbers, for which Telecom Italia managed the payments from the end customers, on behalf of such OLOs and in the light of regulatory requirements. After the ruling with which the Milan Court of Appeal accepted Telecom Italia’s objections, declaring that it was not competent in this matter and referring the case to the Civil Court, Eutelia in extraordinary administration and Voiceplus in liquidation resubmitted the matter to the Milan Court. The first hearing took place in the month of March 2014. Telecom Italia filed an appearance challenging the claims of the other parties. After the collapse of Voiceplus, the Milan Court declared the case suspended, in an order in September 2015. The case was consequently resumed by Voiceplus.

Telecom Italia Group	Note 24
Consolidated Financial Statements	Contingent liabilities, other information, commitments and guarantees	263

Irregular sale of handsets to companies in San Marino - Investigation by the Public Prosecutor’s Office of Forli

Despite the initial dismissal of the case by the Public Prosecutor’s Office of Bologna in 2011, in June 2012 the Company was served with a search warrant issued by the Public Prosecutor’ s Office of Forlì in the context of proceedings in which the defendants included one subsequently suspended employee and three former employees of the Company.

In September 2013, the notice of completion of the preliminary investigations was filed. The offences proceeded with are conspiracy for the purpose of committing crimes of “false declaration through the use of invoices or other documents for non-existent transactions” and the “issuing of invoices or other documents for non-existent transactions” and the respective target offences. The Company employees have also been accused of the offence of “preventing public supervisory authorities from performing their functions”, “for having prevented CONSOB from learning promptly of the involvement of Telecom S.p.A. in the “San Marino System” for achieving the sales targets imposed by senior management, failing to inform the communication authorities at CONSOB of the economic, equity-related, financial and reputation risks to which its involvement might have led, with potential harm to investors and consequential alteration of market transparency”.

Regarding the latter charge, the Forlì Prosecutor’s Office has transmitted the case papers to the Milan Public Prosecutor’s Office, deemed to be territorially competent.

This matter was the subject of an audit and of the Greenfield Project at the time. In this regard, note that, as a result of what emerged from these activities, the Company took steps to independently regularise some invoices for which the fiscal obligations laid down had not been fully discharged.

POSTE

There are some pending actions brought Ing. C. Olivetti & C. S.p.A. (now Telecom Italia) against Poste, the Italian postal service, concerning non-payment of services rendered under a series of contracts to supply IT goods and services. The judgements issued in the lower courts established an outcome that was partially favourable to the ex-Olivetti, and have been appealed against by Poste in individual rehearings.

In this respect, while a judgement of the Rome Appeal Court confirmed one of the outstanding payables to Telecom Italia, another judgement by the same Court declared void one of the disputed contracts. After this judgement, Poste had issued a writ for the return of approximately 58 million euros, opposed by Telecom Italia given that the judgement of the Supreme Court for amendment of the above judgement is still pending.

After the judgement of the Supreme Court that quashed and remanded the decision of the Appeal Court on which the order was based, the Rome Court declared that the matter of issue in the enforcement proceedings was discontinued, since the claim made by Poste had been rejected. The judgement was resubmitted to another section of the Rome Appeal Court.

Elinet S.p.A. Bankruptcy

The receivers of collapsed Elinet S.p.A., and subsequently the receivers of Elitel S.r.l. and Elitel Telecom S.p.A (the controller of the Elitel group at the time), have appealed the judgement with which the Rome Court rejected the claims for compensation made by the receivers of Elinet-Elitel, reproposing a claim for damages totalling 282 million euros. The claims made to the Company regard the alleged performance of management and coordination activities of the plaintiff, and with it the Elitel group (alternative operator in which Telecom Italia has never had any type of interest), allegedly enacted by playing the card of trade receivables management. Telecom Italia filed an appearance, challenging the claims of the other party.

Telecom Italia Group	Note 24
Consolidated Financial Statements	Contingent liabilities, other information, commitments and guarantees	264

Dispute relative to “Adjustments on license fees” for the years 1994-1998

With regard to the judgements sought in previous years by Telecom Italia and Tim concerning the Ministry of Communications’ request for payment of the balance of the amounts paid in concession charges for the years 1994-1998 (for a total of 113 million euros), the Administrative Court (TAR) for Lazio rejected the Company’s appeal against the request for adjustment of the licence fee for 1994 in the amount of approximately 11 million euros, 9 million euros of which against turnover not received due to bad debts. Telecom Italia lodged an appeal.

With two further judgements the Administrative Court (TAR) for Lazio, reiterating the reasons expressed previously, also rejected the appeals in which the Company challenged the requests for payment of outstanding balances of licence fees for the years 1995 and 1996-1997-1998, in the amount of approximately 46 million euros. Telecom Italia has appealed before the Council of State also against these judgements.

Vodafone Dispute - Universal Service

In a decision published in July 2015, the Council of State rejected the appeal lodged by AGCom and Telecom Italia against the judgement of the Lazio Administrative Court (TAR) on the financing of the universal service obligation for the period 1999-2003, in which the administrative judge granted the appeals by Vodafone against AGCom decisions 106-109/11/CONS on the renewal of the related proceedings, adding Vodafone to the list of subjects required to contribute, for a sum of approximately 38 million euros. Essentially, the judgement confirms that the Authority has not demonstrated the particular degree of “replaceability” between fixed and mobile telephony for mobile operators to be included among the subjects required to repay the cost of the universal service, which means that AGCom needs to issue a new ruling.

Telecom has filed an application to AGCom to renew the proceedings, and an appeal to the Court of Cassation against the judgement of the Council of State on the grounds that it exceeded its jurisdiction.

Formal Notice of Assessments against Telecom Italia S.p.A.

On 29 October 2015 the Guardia di Finanza concluded a tax investigation into Telecom Italia S.p.A., started in 2013, regarding the years 2007 to 2014. The formal notice of assessment (Processo Verbale di Costatazione, or PVC) contained two substantial findings. The first relates to the presumed non-debiting of royalties to the company’s indirect subsidiary Tim Brasil, for the use of the “TIM” brand. The second regards the alleged non-application of withholding tax on interest paid to subsidiary Telecom Italia Capital S.A.

It should be noted that the PVC does not involve demands for payment since the decision as to whether or not assessment notices are to be issued is to be made by the Revenues Agency.

On this point, last December, based on the aforementioned formal notice of assessment, the Milan Revenues Agency served assessment notices on the company for the 2010 tax period.

The Company claims, supported by the opinion of established professionals, that it correctly fulfilled all its fiscal obligations, and is undertaking analyses of the most appropriate approach to adopt to defend and/or settle the dispute.

Olivetti – Asbestos exposure

In September 2014 the Ivrea Public Prosecutor’s Office closed the investigation on the presumed exposure to asbestos of 15 former workers from the companies “Ing. C. Olivetti S.p.A.” (now Telecom Italia S.p.A.), “Olivetti Controllo Numerico S.p.A”, “Olivetti Peripheral Equipment S.p.A.”, “Sixtel S.p.A.” and “Olteco S.p.A” and served notice that the investigations had been concluded on the 39 people investigated (who include former Directors of the aforementioned companies).

Telecom Italia Group	Note 24
Consolidated Financial Statements	Contingent liabilities, other information, commitments and guarantees	265

On December 2014 the Ivrea Public Prosecutor’s Office formulated a request for 33 of the 39 people originally investigated to be committed for trial, and at the same time asked that 6 investigations be archived.

During the preliminary hearing, which started in April 2015, Telecom Italia assumed the role of civilly liable party, after being formally summonsed by all 26 civil parties (institutions and natural persons) joined in the proceedings. At the end of the preliminary hearing, 18 of the original 33 persons accused were committed for trial.

The trial started in November 2015, and the prosecution experts and witnesses are currently giving evidence. As the party liable for damages, the Company has, at the present time, reached a settlement agreement with 12 of the 18 individuals (heirs/injured persons/family members) who are civil parties to the dispute and they have, therefore, withdrawn as civil parties in the case against those accused and the claim for damages against Telecom Italia.

Brazil - Opportunity Arbitration

In May 2012, Telecom Italia and Telecom Italia International N.V were served with an arbitration brought by the Opportunity group, claiming restoration of damages allegedly suffered as a consequence of the presumed breach of a certain settlement agreement signed in 2005. Based on claimant’s allegations, such damages would be related to matters emerged in the framework of the criminal proceedings pending before the Court of Milan regarding, among others, unlawful activities of former employees of Telecom Italia.

The investigatory phase having been completed, the hearing for oral discussion took place in November 2014, after which the parties filed their concluding arguments in preparation for the decision on the case.

In September 2015, the Board of Arbitration declared the proceedings closed, as the award was going to be filed.

Subsequently, the Board of Arbitration allowed the parties to exchange short arguments and the ICC Court extended the term for the filing of the award.

Brazil - Docas/JVCO arbitration

In March 2013, the Brazilian companies Docas Investimentos S.A. (Docas) and JVCO Participações Ltda. (JVCO) started arbitration proceedings against Tim Brasil Serviços e Participações S.A. (Tim Brasil), Tim Participações S.A. (Tim Participações) and Intelig Telecomunicações Ltda. (Intelig) requesting the restitution of the Tim Participações shares held by the Tim group as guarantee (“Alienaçao Fiduciaria”) for the indemnity obligations undertaken by the Docas group upon acquisition of Intelig (a Docas group subsidiary) by the merger by incorporation of its controlling company into Tim Participações, as well as compensation for damages for alleged breach of the merger agreement and alleged offences by Tim Participações in determining the exchange ratio between Tim Participações shares and Intelig shares, for an amount not yet specified and to be paid during the proceedings. After the Arbitration Board had been constituted in May 2013, Tim Brasil, Tim Participações and Intelig filed their response, including a counterclaim against the Docas Group for compensation for damages.

In October 2013, in order to preserve the status quo until the arbitration decision is made, the Court of Arbitration ordered that the guarantee represented by the aforementioned Tim Participações shares could not be enforced and that they would remain in “Alienaçao Fiduciaria” in the custody of Banco Bradesco. The voting rights connected to the Shares are “frozen” and future dividends must be paid into an escrow account.

In December 2013, Docas and JVCO filed their Statement of Claim. In March 2014, the counterclaim by Tim Brasil, Tim Participações and Intelig was filed, and the discovery phase started. In February 2015 the Statements of Defence of all the parties were filed, in view of the examination hearing.

In September 2015 there was an examination hearing in Rio de Janeiro, in which the witnesses were cross-examined and legal and financial experts gave evidence.

Telecom Italia Group	Note 24
Consolidated Financial Statements	Contingent liabilities, other information, commitments and guarantees	266

In the month of December, the parties filed their final arguments. The TIM group also asked that the JVCO’s application for the appointment of an expert by the Court be rejected.

The statements of costs were filed in January 2016. Tim’s counsel believes that the Board of Arbitration will file its award soon.

Brazil - JVCO Dispute

In the month of September 2013, the Company was served notice of judicial proceedings started by JVCO Participações Ltda. (JVCO) before the Rio de Janeiro Court against Telecom Italia, Telecom Italia International and Tim Brasil Serviços e Participações S.A., which asked for their control of Tim Participações S.A. (Tim Participações) to be declared abusive, and for compensation to be awarded for the damages caused by the exercise of this power of control, the amount of which should be determined during the proceedings.

In February 2014 the statements of rejoinder were filed, objecting to the lack of jurisdiction of the court addressed, and in August the Court of Rio de Janeiro ruled in favour of Telecom Italia, Telecom Italia International and Tim Brasil, rejecting JVCO’s claim. The latter appealed the judgement before a judge of the first instance, motion which was refused by the judge in September 2014.

In November 2014, JVCO appealed against the judgement of the court of first instance. On 10 December 2014 Telecom Italia, Telecom Italia International and Tim Participações filed both their respective responses to this appeal and their own appeal against the costs awarded to them in the judgement of the court of the first instance, deemed to be too low. Subsequently, JVCO filed a response to the appeal filed by Telecom Italia, Telecom Italia International and Tim Participações.

In June 2015, JVCO withdrew its appeal and as a result the judge closed the case.

Brazil – CAM JVCO Arbitration

In September 2015, JVCO Participações Ltda filed an application for arbitration before the Camara de Arbitragem do Mercado (CAM), based in Rio de Janeiro, against Telecom Italia, Telecom Italia International, Tim Brasil Serviços e Participações S.A. and Tim Participações S.A., claiming compensation for damages due to an alleged abuse of controlling power over Tim Participações. In October, all the companies entered appearances and filed statements of defence.

Constitution of the Board of Arbitration is underway.

Telecom Italia Group	Note 24
Consolidated Financial Statements	Contingent liabilities, other information, commitments and guarantees	267

B) OTHER INFORMATION

Mobile telephony - criminal proceedings

In March 2012 Telecom Italia was served notice of the conclusion of the preliminary enquiries, which showed that the Company was being investigated by the Public Prosecutor of Milan pursuant to the Legislative Decree n. 231/2001, for the offences of handling stolen goods and counterfeiting committed, according to the alleged allegations, by fourteen employees of the so-called “ethnic channel”, with the participation of a number of dealers, for the purpose of obtaining undeserved commissions from Telecom Italia.

The Company, as the injured party damaged by such conduct, had brought two legal actions in 2008 and 2009 and had proceeded to suspend the employees involved in the criminal proceedings (suspension later followed by dismissal). It has also filed an initial statement of defence, together with a technical report by its own expert, requesting that the proceedings against it be suspended, and that charges of aggravated fraud against the Company be brought against the other defendants. In December 2012, the Public Prosecutor’s Office filed a request for 89 defendants and the Company itself to be committed for trial.

During the preliminary hearing, the Company was admitted as civil party to the trial and, in November 2013, the conclusions in the interest of the civil party were filed, reaffirming Telecom Italia’s total lack of involvement in the offences claimed.

At the end of the preliminary hearing, which took place in March 2014, the Judge for the Preliminary Hearings committed for trial all the defendants (including Telecom Italia) who did not ask for the definition of their position with alternative procedures, on the grounds that “the examination hearing is necessary”. Currently the proceedings are in the phase of evidence hearings before the Court sitting as a judicial panel. The Public Prosecutor added to the original charges further charges of counterfeiting and handling of stolen goods, referring to other identity documents. The Public Prosecutor’s investigation having been completed, the defence experts and witnesses are currently giving evidence

Dispute concerning the license fees for 1998

Telecom Italia has issued civil proceedings against the Presidenza del Consiglio dei Ministri (the office of the Prime Minister) for compensation of the damage caused by the Italian State through appeal judgement no. 7506/09 by the Consiglio di Stato that, in the view of the Company, violates the principles of current European community law.

The main claim which the proceedings are founded on is based on community jurisprudence that recognises the right to assert the responsibility of the State in relation to violation of rights recognised in community law and injured by a judgement that has become definitive, in respect of which no other remedy may be applied. The judgement of the Council of State definitively denied the right of Telecom Italia to restitution of the concession charge for 1998 (totalling 386 million euros for Telecom Italia and 143 million euros for Tim, plus interest), already denied by the Lazio regional administrative court despite the favourable and binding opinion of the European Court of Justice in February 2008 concerning the conflict between EC Directive 97/13 on general authorisations and individual licences in the telecommunications services industry, and the national regulations that had deferred, for 1998, the obligation to pay the fee payable by telecommunications concession holders, despite the intervening deregulation process. The Company then proposed an alternative compensation claim, within the sphere of the same proceedings, for tort pursuant to art. 2043 of the Italian Civil Code. The compensation claimed has been quantified as approximately 529 million euros, plus legal interest and revaluation. The Avvocatura di Stato filed an appearance and submitted a counterclaim for the same sum. The case is subject to eligibility analysis by the Court, which declared the inadmissibility of Telecom Italia’s main claim (case for damages for manifest breach of community law pursuant to law 117/88). However, this decision was amended in favour of the Company on appeal. In March 2015 the Rome Court issued its judgement in the first instance, declaring the Company’s application inadmissible. Telecom Italia has appealed this decision and the judgement is pending in the closing argument phase.

Telecom Italia Group	Note 24
Consolidated Financial Statements	Contingent liabilities, other information, commitments and guarantees	268

TELETU

There is a pending litigation for compensation started by Telecom Italia with a summons dated February 2012 against the operator Teletu (now incorporated into Vodafone) for unlawful refusals regarding reactivation with Telecom Italia of the competitor’s customers. The claim was quantified as approximately 93 million euros.

CONSOB audit

In November 2013, officials from the National Commission for Companies and the Stock Exchange (CONSOB) conducted an audit at the registered offices of Telecom Italia in order to obtain documents and information concerning the bond issue of Telecom Italia Finance (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”), the procedures for the sale of holdings held by the Telecom Italia Group in the Sofora - Telecom Argentina Group and the company’s procedures regarding the confidentiality of sensitive information and keeping of the register of people who have access thereto. According to public sources, CONSOB informed the Public Prosecutor’s Office of Rome of the audit and in December 2013 the latter issued a press release stating that: “With regard to corporate and financial events involving the companies Telecom and Telco, the Public Prosecutor’s Office points out that there are no subjects under investigation for the offence of obstructing Supervision nor for any other kind of offence”. The Public Prosecutor’s Office also stated that since “last October the office of the public prosecutor has been following the developments in the Telecom affair, requesting and engaging in exchanges of information with CONSOB between the judicial and supervisory authorities, particularly in cases where potential offences might have been committed”. In September 2014 CONSOB closed the preliminary investigation phase of its audit, opening the sanctioning proceeding with a charge against the Company concerning some administrative infringements of the Consolidated Law on Finance (TUF).

The Company has made provision for its arguments confuting the accusations made by the Sanctions Office to be made, and in September 2015 the Commission acceded to most of the Company’s arguments, and fined the Company a total of 60,000 euros.

Telecom Argentina

On 3 June 2013, four trade union organisations issued proceedings against Telecom Argentina to obtain the issue of profit sharing bonds reserved for the employees, as provided in a specific Argentine Law, challenging the constitutionality of the subsequent Decree no. 395/92 which exempted Telecom Argentina from issuing such bonds.

The company filed its defence statements, challenging the jurisdiction of the employment court and disputing the entitlement of the other party in this matter. On 30 October 2013 the court rejected Telecom Argentina’s requests and the company appealed the decision. The appeal is still pending. The proceedings have, moreover, been suspended for verification of the plaintiffs’ entitlement to act on this matter, after a claim on this point was made by Telecom Argentina.

Based on the assessments made by its external counsel, the management of Telecom Argentina believes the opposing party’s claim to be unfounded.

Telecom Italia Group	Note 24
Consolidated Financial Statements	Contingent liabilities, other information, commitments and guarantees	269

Other liabilities connected with sales of assets and investments

Under the contracts for the sale of assets and companies, the Telecom Italia Group has provided indemnities to the buyers generally commensurate to a percentage of the purchase price for liabilities, deriving mainly from legal, tax, social security and labor-related issues.

In connection with these contingent liabilities, totaling about 1,000 million euros, a risk provision has been allocated in an amount of 36 million euros solely for the cases where an outlay is considered likely.

Moreover, the Telecom Italia Group is committed to providing further indemnities for certain specific contractual provisions under agreements for the sale of assets and companies, for which the contingent liabilities cannot at present be determined.

C) COMMITMENTS AND GUARANTEES

Guarantees, net of back-to-back guarantees received, amounted to 8 million euros.

The guarantees provided by third parties to Group companies, amounting to 5,338 million euros, consisted of guarantees for loans received (2,361 million euros) and of performance under outstanding contracts (2,977 million euros).

The guarantees provided by third parties for Telecom Italia S.p.A. obligations include two guarantees in favor of the Ministry of Economic Development for the auction to assign the rights of use for the 800, 1800 and 2600 MHz frequencies. The guarantees amount, respectively, to 182 million euros (for the request to pay back the total amount owed over a period of 5 years) and 38 million euros (for the commitment undertaken by the Company to build equipment networks according to eco-sustainability characteristics). In particular, the Company has made a commitment to achieve energy savings in the new LTE technologies of approximately 10% on infrastructure and 20% on transmission devices over a period of 5 years (compared to energy consumed by current technology).

In March 2014, the Interior Ministry issued a bank guarantee of 26 million euros to Fastweb, as a jointly obliged party with Telecom Italia, following the judgment from the Consiglio di Stato – which suspended the effects, on appeal by Fastweb, of the ruling of the Lazio Administrative Court that had declared the invalidity of the “Master Agreement” for the supply of all the electronic communication services – ordering the issue of a bank guarantee (or other equivalent guarantee) equal to 5% of the financial value of the Agreement. This guarantee covers the potential payment of the amounts that the Consiglio di Stato could award to Fastweb in the appeal proceedings.

The Interior Ministry and Telecom Italia are obliged, jointly, to provide the security (or establish another form of guarantee), on the understanding that the fulfillment of this obligation by one of the parties will exempt the other from having to establish a second identical guarantee and that if the guarantee is enforced against the main obliged party, that party shall retain the possibility of acting by way of recourse against the other party.

Telecom Italia Group	Note 24
Consolidated Financial Statements	Contingent liabilities, other information, commitments and guarantees	270

Main guarantees for loans at December 31, 2015

Issuer

Amount (millions of euros)(1)
BBVA - Banco Bilbao Vizcaya Argentaria	373

SACE	368

Intesa Sanpaolo	306

Bank of Tokyo - Mitsubishi UFJ	272

Cassa Depositi e Prestiti	158

Barclays Bank	105

Ing	105

Natixis	92

Commerzbank	57

Sumitomo	52

Banco Santander	52

(1)	Relative to loans issued by the EIB for the Telecom Italia Banda Larga, Telecom Italia Ricerca & Sviluppo, and Telecom Italia Digital Divide Projects. The Loan relating to the Telecom Italia B Broadband Project was repaid on the contractual expiry date of November 27, 2015. The guarantees issued to secure the loan – specifically 115 million euros from the Bank of Tokyo-Mitsubishi UFJ, 52 million euros from Sumitomo, 92 million euros from Natixis, 87 million euros from Intesa San Paolo, and 58 million euros from BBVA - Banco Bilbao Vizcaya Argentaria – remain valid for a further 6 (six) months from the redemption date of the Covered Bonds, as provided for in the guarantee agreements for the purposes of the revival clause.

There are also surety bonds on the telecommunication services in Brazil for 1,023 million euros.

D) ASSETS PLEDGED TO GUARANTEE FINANCIAL LIABILITIES

The contracts for low-rate loans granted by the Brazilian development bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) to Tim Celular for a total equivalent amount of 1,130 million euros are covered by specific covenants. In the event of non-compliance with the covenant obligations, BNDES will have a right to the receipts which transit on the bank accounts of the company.

Telecom Italia Group	Note 24
Consolidated Financial Statements	Contingent liabilities, other information, commitments and guarantees	271

NOTE 25

REVENUES

Revenues decreased by 1,855 million euros compared to 2014. The breakdown is as follows:

(millions of euros)	2015	2014
Equipment sales	1,474	1,970

Services	18,257	19,588

Revenues on construction contracts	(13)	15

Total	19,718	21,573

Revenues from telecommunications services are presented gross of amounts due to other TLC operators, equal to 1,713 million euros (2,009 million euros in 2014, -14.7%), included in the costs of services.

For a breakdown of revenues by operating segment/geographical area, reference should be made to the Note “Segment Reporting”.

NOTE 26

OTHER INCOME

Other operating expenses decreased by 114 million euros compared to 2014. The breakdown is as follows:

(millions of euros)	2015	2014
Late payment fees charged for telephone services	59	64

Recovery of employee benefit expenses, purchases and services rendered	32	27

Capital and operating grants	33	26

Damage compensation, penalties and sundry recoveries	25	36

Other income	138	248

Total	287	401

In 2014, this item included the entire release of the risk provision, made in the 2009 Consolidated Financial Statements for the alleged administrative offense pursuant to Italian Legislative Decree 231/2001, linked to the so-called Telecom Italia Sparkle affair (84 million euros).

Telecom Italia Group	Note 25
Consolidated Financial Statements	Revenues	272

NOTE 27

ACQUISITION OF GOODS AND SERVICES

Acquisition of goods and services decreased by 897 million euros compared to 2014. The breakdown is as follows:

(millions of euros)			2015	2014
Acquisition of raw materials and merchandise	(a	)	1,811	2,231

Costs of services:
Revenues due to other TLC operators			1,713	2,009

Interconnection costs			24	31

Commissions, sales commissions and other selling expenses			985	1,037

Advertising and promotion expenses			414	436

Professional and consulting services			366	330

Utilities			483	480

Maintenance			334	374

Outsourcing costs for other services			455	482

Mailing and delivery expenses for telephone bills, directories and other materials to customers			84	76

Other service expenses			610	643

	(b	)	5,468	5,898

Lease and rental costs:
Rent and leases			699	742

TLC circuit lease rents and rents for use of satellite systems			343	363

Other lease and rental costs			212	196

	(c	)	1,254	1,301

Total	(a+b+c	)	8,533	9,430

Telecom Italia Group	Note 27
Consolidated Financial Statements	Acquisition of goods and services	273

NOTE 28

EMPLOYEE BENEFITS EXPENSES

Employee benefits expenses amount to 3,589 million euros, increasing be of 470 million euros, and consist of the following:

(millions of euros)			2015	2014
Employee benefits expenses
Wages and salaries			2,296	2,202

Social security expenses			834	801

Other employee benefits			2	76

	(a	)	3,132	3,079

Costs and provisions for temp work	(b	)	—	—

Miscellaneous expenses for personnel and other labor-related services rendered
Remuneration of personnel other than employees			5	2

Charges for termination benefit incentives			11	26

Corporate restructuring expenses			439	12

Other			2	—

	(c	)	457	40

Total	(a+b+c	)	3,589	3,119

Employee benefits expenses mainly related to the Domestic Business Unit for 3,206 million euros (2,730 million euros in 2014) and to the Brazil Business Unit for 349 million euros (379 million euros for 2014).

In particular, the increase in labor costs was affected by the increase in “Corporate restructuring expenses”, mainly following the recognition of 427 million euros for the agreements signed by Telecom Italia S.p.A. and other Group companies with the Trade Unions during 2015, as part of the process of dialog between the parties, aimed at the identification of instruments for reducing the redundancies due to the Group’s organizational simplification and streamlining processes (affecting all the companies operating in the TLC sector). In particular:

•	on June 19, 2015, Telecom Italia S.p.A. signed an agreement with the union representatives of the executives for the application of Article 4, paragraphs 1-7ter, of Law N. 92 of 28 June 2012 (the “Fornero” law). This agreement provides for the option to arrange mutual termination of the employment for workers who meet the minimum requirements for old-age or early-retirement pension within four years of the termination date. The company will pay out - through INPS (Italian National Social Security Institution) - amounts equivalent to the pension that would be due to the workers under the current rules and it will continue to pay INPS social security contributions until the minimum pension requirements are met. Provisions of 20 million euros (net of discounting) were made on the basis of current social security and pension regulations, in relation to a component of around 60 executives who subscribed to the scheme or expressed interest after being identified as eligible by the company. The agreement is valid until December 31, 2018 and affects a maximum of 150 managers.

•	On September 21, 2015, Telecom Italia S.p.A. signed a new mobility agreement pursuant to Law 223/91 with the industry trade unions Fistel-Cisl, Uilcom-Uil, UGL Telecomunicazioni and the majority of the other trade unions, for 330 employees, with a provision of 14 million euros.

•

On October 27, 2015, Telecom Italia S.p.A. signed operational agreements with the industry trade unions Fistel-Cisl, Uilcom-Uil, UGL Telecomunicazioni and the majority of the other trade unions for the management of redundancies and the job impacts of the Plan, which provide for

Telecom Italia Group	Note 28
Consolidated Financial Statements	Employee benefits expenses	274

professional retraining aimed at the employment in higher-value activities, as well as the application of:

•	“defensive” Solidarity Contracts, for around 30,400 employees, for a period of two years (which may be extended for another year) for the management of redundancies amounting to around 2,600 Full Time Equivalents (FTEs); this agreement provides for a vertical reduction of working hours, for a total of 23 days per year (8.85% of the monthly working hours);

•	Article 4, paragraphs 1-7ter, of Law N. 92 of 28 June 2012 (the “Fornero” law) for a maximum number of 3,287 employees (non-executives), on the basis of current legislation, the parties have agreed that, on a voluntary basis, Telecom Italia S.p.A. personnel that by December 31, 2018 who meet the minimum pension requirements within the following four years, will be able to retire early. The company will pay monthly through INPS, and up to the start date of the pension, the amount of the pension accrued at the time of leaving and the related social security contributions until the minimum pension requirements are met.

In addition, it was also agreed that at the end of the period of the Solidarity Contracts, if the overall redundancy plan was successfully implemented and its objectives were achieved, the Company would pay a one-off bonus to the employees under the Solidarity Contract, of a variable amount based on their employment category.

The agreement signed on October 27, 2015 resulted in a total provision of 369 million euros (net of discounting), calculated as follows:

•	318 million euros related to the estimated expenses to be borne by the company for the management of voluntary early retirements pursuant to Article 4 of the Fornero Law in the 2016-2018 period;

•	51 million euros for expenses arising from the possible payment of one-off bonuses at the end of the Solidarity Contract period.

•	Under the Group’s wider restructuring plan, during 2015, Telecom Italia Information Technology, HR Services and Telecom Italia Sparkle have also signed agreements with the Trade Unions, with the use of leaving incentives, mobility schemes and early retirements pursuant to Article 4 of the “Fornero” Law, giving rise to a total of 7 million euros in provisions and expenses.

•	Lastly, the 2015-2017 Industrial Plan, approved by the Board of Directors of Olivetti S.p.A. on May 11, 2015, provided for the management of redundancies both through redeployment within Telecom Italia S.p.A. and other Group companies, as well as through other instruments such as leaving incentives, mobility schemes and early retirements pursuant to Article 4 of the “Fornero” Law, resulting in a total of 17 million euros in provisions and expenses.

During the prior year, the Parent company made provisions of 5 million euros for expenses for mobility under Law 223/91; Olivetti made provisions for 7 million euros, again within the company’s restructuring plan.

The average salaried workforce, including those with temp work contracts, was 61,553 in 2015 (59,285 in 2014). A breakdown by category is as follows:

(number)	2015	2014
Executives	892	892

Middle Management	4,585	4,238

White collars	56,065	54,110

Blue collars	8	36

Employees on payroll	61,550	59,276

Employees with temp work contracts	3	9

Total average salaried workforce	61,553	59,285

Headcount in service at December 31, 2015, including those with temp work contracts, was 65,867 (66,025 at December 31, 2014) with a decrease of 158 employees.

Telecom Italia Group	Note 28
Consolidated Financial Statements	Employee benefits expenses	275

NOTE 29

OTHER OPERATING EXPENSES

Other operating expenses increased by 316 million euros compared to 2014 and was broken down as follows:

(millions of euros)	2015	2014
Write-downs and expenses in connection with credit management	345	375

Provision charges	330	84

TLC operating fees and charges	342	449

Indirect duties and taxes	116	118

Penalties, settlement compensation and administrative fines	292	68

Association dues and fees, donations, scholarships and traineeships	18	18

Sundry expenses	48	63

Total	1,491	1,175

of which, included in the supplementary disclosure on financial instruments	345	375

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Telecom Italia Group	Note 29
Consolidated Financial Statements	Other operating expenses	276

NOTE 30

INTERNALLY GENERATED ASSETS

Internally generated assets increased by 68 million euros compared to 2014 and was broken down as follows:

(millions of euros)	2015	2014
Intangible assets with a finite useful life	312	310

Tangible assets owned	344	278

Total	656	588

Internally generated assets mainly include labor costs of dedicated technical staff for software development and work in connection with the executive design, construction and testing of network installations.

Telecom Italia Group	Note 30
Consolidated Financial Statements	Internally generated assets	277

NOTE 31

DEPRECIATION AND AMORTIZATION

Depreciation and amortization decreased by 149 million euros compared to 2014. The breakdown is as follows:

(millions of euros)			2015	2014
Amortization of intangible assets with a finite useful life:
Industrial patents and intellectual property rights			1,268	1,297

Concessions, licenses, trademarks and similar rights			391	370

Other intangible assets			129	187

	(a	)	1,788	1,854

Depreciation of tangible assets owned:
Buildings (civil and industrial)			38	41

Plant and equipment			2,018	2,075

Manufacturing and distribution equipment			15	14

Other			159	176

	(b	)	2,230	2,306

Depreciation of tangible assets held under finance leases:
Buildings (civil and industrial)			105	120

Plant and equipment			9	—

Other			3	4

	(c	)	117	124

Total	(a+b+c	)	4,135	4,284

Further details are provided in the Notes “Other intangible assets” and “Tangible assets (owned and under finance leases)”.

For a breakdown of depreciation and amortization by operating segment/geographical area, reference should be made to the Note “Segment Reporting”.

Telecom Italia Group	Note 31
Consolidated Financial Statements	Depreciation and amortization	278

NOTE 32

GAINS/(LOSSES) ON DISPOSALS OF NON-CURRENT ASSETS

Details are as follows:

(millions of euros)			2015	2014
Gains on disposals of non-current assets:
Gains on the retirement/disposal of intangible and tangible assets			348	40

Gains on the disposal of investments in subsidiaries				—

	(a	)	348	40

Losses on disposals of non-current assets:
Losses on the retirement/disposal of intangible and tangible assets			12	11

Losses on the disposal of investments in subsidiaries				—

	(b	)	12	11

Total	(a-b	)	336	29

In 2015, this item amounted to 336 million euros, mainly attributable to the non-recurring gain realized by the Brazil Business Unit of 1,211 million reais (approximately 328 million euros) from the sale of the first three tranches of telecommunications towers to American Tower do Brasil.

In 2014, this item amounted to a positive 29 million euros and included, in particular, the realized gain of around 38 million euros from the sale by Telecom Italia S.p.A. of a property located in Milan.

Telecom Italia Group	Note 32
Consolidated Financial Statements	Gains/(losses) on disposals of non-current assets	279

NOTE 33 IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS

This item was broken down as follows:

(millions of euros)			2015	2014
Reversals of impairment losses on non-current assets:
on intangible assets			—	—

on tangible assets			—	—

	(a	)	—	—

Impairment losses on non-current assets:
on intangible assets			240	—

on tangible assets			4	1

	(b	)	244	1

Total	(a-b	)	(244)	(1)

The impairment losses for the year 2015 totaled 244 million euros, including:

•	240 million euros for the Goodwill of the Brazil Business Unit due to the results of the impairment testing conducted at December 31, 2015, carried out using the same method as the previous impairment testing and in particular by comparing the value in use of the Brazil Cash Generating Unit (CGU) with its recoverable amount at the same date;

•	4 million euros for other items.

In 2014, the impairment losses amounted to 1 million euros.

Further details are provided in the Note “Goodwill” in the Consolidated Financial Statements at December 31, 2015 of the Telecom Italia Group.

Telecom Italia Group	Note 33
Consolidated Financial Statements	Impairment reversals (losses) on non-current assets	280

NOTE 34

OTHER INCOME (EXPENSES) FROM INVESTMENTS

Details are as follows:

(millions of euros)	2015	2014
Dividends from Other investments	3	5

Net income and gains on disposals of other investments	11

Fair value measurement of the investment in Trentino NGN S.r.l.		11

Loss and impairment losses on Other investments	(4)

Total	10	16

of which, included in the supplementary disclosure on financial instruments	14	5

In 2015, this item showed a positive balance of 10 million euros and mainly related to the gain from the sale of the non-controlling interest in Sia S.p.A., which took place on July 10, 2015.

In 2014, this amounted to a positive 16 million euros, essentially referring to the remeasurement at fair value of the 41.07% interest already held in Trentino NGN S.r.l., carried out pursuant to IFRS 3, following the acquisition of control of the company by Telecom Italia S.p.A. – on February 28, 2014 – at a price of 17 million euros.

Telecom Italia Group	Note 34
Consolidated Financial Statements	Other income (expenses) from investments	281

NOTE 35

FINANCE INCOME AND EXPENSES

FINANCE INCOME

Finance income increased by 356 million euros compared to 2014 and was broken down as follows:

(millions of euros)			2015	2014
Interest income and other finance income:
Income from financial receivables, recorded in Non-current assets			—	—

Income from securities other than investments, recorded in Non-current assets			1	—

Income from securities other than investments, recorded in Current assets			26	31

Income other than the above:
Interest income			214	223

Exchange gains			976	785

Income from fair value hedge derivatives			99	133

Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)			954	613

Income from non-hedging derivatives			15	24

Miscellaneous finance income			106	58

	(a	)	2,391	1,867

Positive fair value adjustments to:
Fair value hedge derivatives			129	387

Underlying financial assets and liabilities of fair value hedge derivatives			10	27

Non-hedging derivatives			226	119

	(b	)	365	533

Reversal of impairment loss on financial assets other than investments	(c	)	—	—

Total	(a+b+c	)	2,756	2,400

of which, included in the supplementary disclosure on financial instruments			630	409

Telecom Italia Group	Note 35
Consolidated Financial Statements	Finance income and expenses	282

FINANCE EXPENSES

Finance expenses increased by 687 million euros compared to 2014 and were broken down as follows:

(millions of euros)			2015	2014
Interest expenses and other finance expenses:
Interest expenses and other costs relating to bonds			1,621	1,438

Interest expenses to banks			128	220

Interest expenses to others			264	187

			2,013	1,845

Commissions			140	147

Exchange losses			1,158	857

Charges from fair value hedge derivatives			12	35

Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)			820	610

Charges from non-hedging derivatives			75	72

Miscellaneous finance expenses			360	311

	(a	)	4,578	3,877

Negative fair value adjustments to:
Fair value hedge derivatives			33	72

Underlying financial assets and liabilities of fair value hedge derivatives			117	366

Non-hedging derivatives			553	279

	(b	)	703	717

Impairment losses on financial assets other than investments	(c	)	—	—

Total	(a+b+c	)	5,281	4,594

of which, included in the supplementary disclosure on financial instruments			2,788	2,435

Telecom Italia Group	Note 35
Consolidated Financial Statements	Finance income and expenses	283

For greater clarity of presentation, the net effects relating to derivative financial instruments are summarized in the following table:

(millions of euros)		2015	2014
Exchange gains		976	785

Exchange losses		(1,158)	(857)

Net exchange gains and losses		(182)	(72)

Income from fair value hedge derivatives		99	133

Charges from fair value hedge derivatives		(12)	(35)

Net result from fair value hedge derivatives	(a)	87	98

Positive effect of the reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)		954	613

Negative effect of the reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)		(820)	(610)

Net effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)	(b)	134	3

Income from non-hedging derivatives		15	24

Charges from non-hedging derivatives		(75)	(72)

Net result from non-hedging derivatives	(c)	(60)	(48)

Net result from derivatives	(a+b+c)	161	53

Positive fair value adjustments to fair value hedge derivatives		129	387

Negative fair value adjustments to Underlying financial assets and liabilities of fair value hedge derivatives		(117)	(366)

Net fair value adjustments	(d)	12	21

Positive fair value adjustments to Underlying financial assets and liabilities of fair value hedge derivatives		10	27

Negative fair value adjustments to fair value hedge derivatives		(33)	(72)

Net fair value adjustments	(e)	(23)	(45)

Net fair value adjustments to fair value hedge derivatives and underlyings	(d+e)	(11)	(24)

Positive fair value to non-hedging derivatives	(f)	226	119

Negative fair value adjustments to non-hedging derivatives	(g)	(553)	(279)

Net fair value adjustments to non-hedging derivatives	(f+g)	(327)	(160)

Telecom Italia Group	Note 35
Consolidated Financial Statements	Finance income and expenses	284

NOTE 36

PROFIT (LOSS) FOR THE YEAR

Profit for the year decreased by 1,303 million euros compared to 2014 and may be broken down as follows:

(millions of euros)	2015	2014
Profit (loss) for the year	657	1,960

Attributable to:
Owners of the Parent:
Profit (loss) from continuing operations	(161)	1,252

Profit (loss) from Discontinued operations/Non-current assets held for sale	89	98

Profit (loss) for the year attributable to Owners of the Parent	(72)	1,350

Non-controlling interests:
Profit (loss) from continuing operations	207	167

Profit (loss) from Discontinued operations/Non-current assets held for sale	522	443

Profit (loss) for the year attributable to Non-controlling interests	729	610

Telecom Italia Group	Note 35
Consolidated Financial Statements	Finance income and expenses	285

NOTE 37

EARNINGS PER SHARE

		2015	2014
Basic and diluted earnings per share
Profit (loss) for the year attributable to Owners of the Parent		(72)	1,350

Less: additional dividends for the savings shares (0.011 euros per share and up to capacity)		—	(66)

	(millions of euros)	(72)	1,284

Average number of ordinary and savings shares	(millions)	20,916	20,878

Basic and diluted earnings per share – Ordinary shares	(euros)	0.00	0.06

Plus: additional dividends per savings share		—	0.01

Basic and diluted earnings per share – Savings shares	(euros)	0.00	0.07

Basic and diluted earnings per share from continuing operations
Profit (loss) from continuing operations attributable to Owners of the Parent		(161)	1,252

Less: additional dividends for the savings shares		—	(66)

	(millions of euros)	(161)	1,186

Average number of ordinary and savings shares	(millions)	20,916	20,878

Basic and diluted earnings per share from continuing operations — Ordinary shares	(euros)	(0.01)	0.06

Plus: additional dividends per savings share		—	0.01

Basic and diluted earnings per share from continuing operations — Savings shares	(euros)	(0.01)	0.07

Basic and diluted earnings per share from Discontinued operations/Non-current assets held for sale
Profit (loss) from Discontinued operations/Non-current assets held for sale	(millions of euros)	611	541

Average number of ordinary and savings shares	(millions)	20,916	20,878

Basic and diluted earnings per share from Discontinued operations/Non-current assets held for sale - Ordinary shares(euros)		0.03	0.03

Basic and diluted earnings per share from Discontinued operations/Non-current assets held for sale - Savings shares(euros)		0.03	0.03

		2015	2014

Average number of ordinary shares (*)		14,889,773,009	14,851,386,060

Average number of savings shares		6,026,677,674	6,026,120,661

Total		20,916,450,683	20,877,506,721

(*)	The average number of ordinary shares includes shares issuable following the conversion of the mandatory convertible bond and, for the purposes of the calculation of the diluted earnings per share, the potential ordinary shares relating only to the equity compensation plans of employees for whom the market and non-market performance conditions have been.

Telecom Italia Group	Note 35
Consolidated Financial Statements	Finance income and expenses	286

POTENTIAL FUTURE CHANGES IN SHARE CAPITAL

The table below shows future potential changes in share capital, based on: the issuance of the “Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A.” by Telecom Italia Finance S.A. in November 2013; the issuance of the convertible bond by Telecom Italia S.p.A. in March 2015; the authorizations to increase the share capital in place at December 31, 2015; and the options and rights granted under equity compensation plans, still outstanding at December 31, 2015.

	Number of maximum shares issuable	Share capital (thousands of euros)(*)	Additional Paid-in capital (thousands of euros)	Subscription price per share (euros)
Additional capital increases not yet approved (ordinary shares)
2014-2016 Stock Option Plan	196,000,000	107,800	n.a.	0.94

Total additional capital increases not yet approved (ordinary shares)		107,800

Capital increases already approved (ordinary shares)
2013 Guaranteed Subordinated Mandatory Convertible Bonds (ordinary shares) – principal – interest portion	n.a. n.a.	1,300,000 79,625	n.a. n.a.	n.a. n.a.

2015 Convertible Bond (ordinary shares)(**)	1,082,485,386	2,000,000	n.a.	n.a.

Convertible bonds		3,379,625

Total		3,487,425

(*)	Amounts stated for capital increases connected with equity compensation plans and the “Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A.” are the “total estimated value” inclusive, where applicable, of any premiums.
(**)	The number of shares potentially issuable shown may be subject to adjustments.

Further information is provided in the Notes “Financial liabilities (non-current and current)” and “Equity compensation plans”.

Telecom Italia Group	Note 37
Consolidated Financial Statements	Earnings per share	287

NOTE 38

SEGMENT REPORTING

A) SEGMENT REPORTING

Segment reporting is based on the following operating segments:

•	Domestic

•	Brazil

•	Media

•	Other Operations

Following approval of the restructuring plan of the Olivetti group, which took place on May 11, 2015, in 2015 business lines for which the plan envisages a process leading to their abandonment through divestment or termination have been included under Other Operations.

Telecom Italia Group	Note 38
Consolidated Financial Statements	Segment reporting	288

Separate Consolidated Income Statements by Operating Segment

	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total
(millions of euros)	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Third-party revenues	14,960	15,263	4,633	6,239	82	71	43	—	—	—	19,718	21,573

Intragroup revenues	41	40	3	5	—	—	6	—	(50)	(45)	—	—

Revenues by operating segment	15,001	15,303	4,636	6,244	82	71	49	—	(50)	(45)	19,718	21,573

Other income	258	382	21	18	4	1	4	—	—	—	287	401

Total operating revenues and other income	15,259	15,685	4,657	6,262	86	72	53	—	(50)	(45)	20,005	21,974

Acquisition of goods and services	(6,046)	(5,831)	(2,444)	(3,593)	(33)	(35)	(48)	(6)	38	35	(8,533)	(9,430)

Employee benefits expenses	(3,206)	(2,730)	(349)	(379)	(4)	(8)	(30)	(3)	—	1	(3,589)	(3,119)

of which: accruals to employee severance indemnities	(1)	—	—	—	—	—	—	—	—	—	(1)	—

Other operating expenses	(999)	(570)	(470)	(598)	(12)	(4)	(11)	(3)	1	—	(1,491)	(1,175)

of which: write-downs and expenses in connection with credit management and provision charges	(506)	(301)	(149)	(154)	(12)	(3)	(8)	(1)	—	—	(675)	(459)

Change in inventories	3	(41)	(33)	(11)	—	—	(15)	—	1	—	(44)	(52)

Internally generated assets	556	485	88	93	—	—	—	—	12	10	656	588

EBITDA	5,567	6,998	1,449	1,774	37	25	(51)	(12)	2	1	7,004	8,786

Depreciation and amortization	(3,205)	(3,290)	(909)	(977)	(23)	(19)	—	—	2	2	(4,135)	(4,284)

Gains/(losses) on disposals of non-current assets	—	31	336	(2)	—	—	—	—	—	—	336	29

Impairment reversals (losses) on non-current assets	(3)	(1)	(240)	—	—	—	(1)	—	—	—	(244)	(1)

EBIT	2,359	3,738	636	795	14	6	(52)	(12)	4	3	2,961	4,530

Share of losses (profits) of associates and joint ventures accounted for using the equity method	1	(5)	—	—	—	—	—	—	—	—	1	(5)

Other income (expenses) from investments											10	16

Finance income											2,756	2,400

Finance expenses											(5,281)	(4,594)

Profit (loss) before tax from continuing operations											447	2,347

Income tax expense											(401)	(928)

Profit (loss) from continuing operations											46	1,419

Profit (loss) from Discontinued operations/Non-current assets held for sale											611	541

Profit (loss) for the year											657	1,960

Attributable to:
Owners of the Parent											(72)	1,350

Non-controlling interests											729	610

Telecom Italia Group	Note 38
Consolidated Financial Statements	Segment reporting	289

Revenues by operating segment

	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total
(millions of euros)	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Revenues from equipment sales - third party	956	954	475	1,016	—	—	43	—	—	—	1,474	1,970

Revenues from equipment sales - intragroup	—	—	—	—	—	—	5	—	(5)	—	—	—

Total revenues from equipment sales	956	954	475	1,016	—	—	48	—	(5)	—	1,474	1,970

Revenues from services - third party	14,017	14,294	4,158	5,223	82	71	—	—	—	—	18,257	19,588

Revenues from services - intragroup	41	40	3	5	—	—	1	—	(45)	(45)	—	—

Total revenues from services	14,058	14,334	4,161	5,228	82	71	1	—	(45)	(45)	18,257	19,588

Revenues on construction contracts - third party	(13)	15	—	—	—	—	—	—	—	—	(13)	15

Revenues on construction contracts-intragroup	—	—	—	—	—	—	—	—	—	—	—	—

Total revenues on construction contracts	(13)	15	—	—	—	—	—	—	—	—	(13)	15

Total third-party revenues	14,960	15,263	4,633	6,239	82	71	43	—	—	—	19,718	21,573

Total intragroup revenues	41	40	3	5	—	—	6	—	(50)	(45)	—	—

Total revenues by operating segment	15,001	15,303	4,636	6,244	82	71	49	—	(50)	(45)	19,718	21,573

Purchase of intangible and tangible assets by operating segment

	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total
(millions of euros)	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Purchase of intangible assets	1,454	1,001	505	1,421	—	—	—	—	—	—	1,959	2,422

Purchase of tangible assets	3,632	1,782	1,121	774	8	6	—	—	—	—	4,761	2,562

Total purchase of intangible and tangible assets	5,086	2,783	1,626	2,195	8	6	—	—	—	—	6,720	4,984

of which: capital expenditures	3,900	2,783	1,289	2,195	8	6	—	—	—	—	5,197	4,984

of which: change in financial leasing contracts	1,186	—	337	—	—	—	—	—	—	—	1,523	—

Telecom Italia Group	Note 38
Consolidated Financial Statements	Segment reporting	290

Headcount by Operating Segment

	Domestic		Brazil		Media		Other Operations		Consolidated Total
(number)	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Headcount (*)	52,644	53,076	13,042	12,841	64	89	117	19	65,867	66,025

(*)	The number of personnel at year end does not include the headcount relating to Discontinued operations/Non-current assets held for sale.

Assets and liabilities by Operating Segment

	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total
(millions of euros)	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Non-current operating assets	46,366	44,292	5,877	7,186	238	264	4	5	(11)	(19)	52,474	51,728

Current operating assets	4,234	4,085	1,094	1,825	37	34	44	8	(51)	(24)	5,358	5,928

Total operating assets	50,600	48,377	6,971	9,011	275	298	48	13	(62)	(43)	57,832	57,656

Investments accounted for using the equity method	41	36	—	—	—	—	—	—	—	—	41	36

Discontinued operations/Non-current assets held for sale											3,904	3,729

Unallocated assets											9,455	10,130

Total Assets											71,232	71,551

Total operating liabilities	8,812	7,902	1,926	2,905	27	42	82	13	(37)	(46)	10,810	10,816

Liabilities directly associated with Discontinued operations/Non-current assets held for sale											1,881	1,518

Unallocated liabilities											37,208	37,518

Equity											21,333	21,699

Total Equity and Liabilities											71,232	71,551

B) REPORTING BY GEOGRAPHICAL AREA

			Revenues				Non-current operating assets
			Breakdown by location of operations		Breakdown by location of customers		Breakdown by location of operations
(millions of euros)			2015	2014	2015	2014	12/31/2015	12/31/2014
Italy	(a	)	14,743	15,016	13,772	14,056	46,117	44,110

Outside Italy	(b	)	4,975	6,557	5,946	7,517	6,357	7,618

Total	(a+b	)	19,718	21,573	19,718	21,573	52,474	51,728

C) INFORMATION ABOUT MAJOR CUSTOMERS

None of the Telecom Italia Group’s customers exceeds 10% of consolidated revenues.

Telecom Italia Group	Note 38
Consolidated Financial Statements	Segment reporting	291

NOTE 39

RELATED PARTY TRANSACTIONS

The following tables show the figures relating to related party transactions and the impact of those amounts on the separate consolidated income statement, consolidated statement of financial position and consolidated statement of cash flows.

The procedure adopted by the Company for the management of related party transactions expressly applies “also to the participants in significant shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance that govern the candidature to the office of Board Director of the Company, when the majority of the Directors appointed are drawn from the resulting list submitted”. Accordingly, since the majority of the members of the Board of Directors of Telecom Italia in office (appointed by the Ordinary Shareholders’ Meeting of April 16, 2014 and subsequently supplemented by the Ordinary Shareholders’ Meeting of December 15, 2015) were drawn from the list submitted then by the shareholder Telco, whose shareholders (Generali group, Mediobanca S.P.A., Intesa Sanpaolo S.p.A. and Telefonica S.A.) were bound at the time by a significant shareholder agreement pursuant to Article 122 of Italian Legislative Decree 58/1998, the participants in that shareholder agreement and the companies controlled by them continue to be considered as related parties of Telecom Italia (even though that shareholder agreement has been terminated in the meantime).

Related party transactions, when not dictated by specific laws, were conducted at arm’s length. The transactions were subject to the above-mentioned internal procedure (available for consultation on the Company’s website at the following address: www.telecomitalia.com, section Group – channel governance system) which establishes procedures and time scales for verification and monitoring.

On November 13, 2013, the Telecom Italia Group accepted the offer for the purchase of the entire controlling interest held in the Sofora – Telecom Argentina group; as a result, from the 2013 consolidated financial statements, the investment has been classified as Discontinued Operations (Discontinued operations/Non-current assets held for sale). On March 8, 2016, the sale was completed of the remaining 51% of the Sofora – Telecom Argentina group.

Telecom Italia Group	Note 39
Consolidated Financial Statements	Related Party Transactions	292

The effects on the individual line items of the Group’s separate consolidated income statements for the years 2015 and 2014 are as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS 2015

		Related Parties
	Total	Associates, companies controlled by associates and joint	Other related	Pension	Key	Total related	Transactions of Discontinued	Total related parties net of Discontinued operations	% of financial statement item
(millions of euros)	(a)	ventures	parties (*)	funds	managers	parties	Operations	(b)	(b/a)
Revenues	19,718	6	605			611	(187)	424	2.2

Other income	287		1			1		1	0.3

Acquisition of goods and services	8,533	39	323			362	(111)	251	2.9

Employee benefits expenses	3,589		15	86	14	115	(12)	103	2.9

Other operating expenses	1,491		1			1		1	0.1

Other income (expenses) from investments	10		(4)			(4)		(4)	(40.0)

Finance income	2,756		123			123		123	4.5

Finance expenses	5,281	5	92			97		97	1.8

Profit (loss) from Discontinued operations/Non-current assets held for sale	611	(13)	77			64

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS 2014

		Related Parties
	Total	Associates, companies controlled by associates and joint	Other related	Pension	Key	Total related	Transactions of Discontinued	Total related parties net of Discontinued operations	% of financial statement item
(millions of euros)	(a)	ventures	parties (*)	funds	managers	parties	Operations	(b)	(b/a)
Revenues	21,573	8	703			711	(167)	544	2.5

Other income	401		10			10		10	2.5

Acquisition of goods and services	9,430	26	415			441	(89)	352	3.7

Employee benefits expenses	3,119		11	89	15	115	(8)	107	3.4

Other operating expenses	1,175		1			1		1	0.1

Finance income	2,400		102			102		102	4.3

Finance expenses	4,594	8	151			159		159	3.5

Profit (loss) from Discontinued operations/Non-current assets held for sale	541	(6)	76			70

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

Telecom Italia Group	Note 39
Consolidated Financial Statements	Related Party Transactions	293

The effects on the individual line items of the consolidated statements of financial position at December 31, 2015 and at December 31, 2014 are as follows:

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 12/31/2015

		Related Parties
	Total	Associates, companies controlled by associates and joint	Other related	Pension	Total related	Transactions of Discontinued	Total related parties net of Discontinued operations	% of financial statement item
(millions of euros)	(a)	ventures	parties (*)	funds	parties	Operations	(b)	(b/a)
Net financial debt
Non-current financial assets	(2,989)	(7)	(542)		(549)		(549)	18.4

Securities other than investments (current assets)	(1,488)		(47)		(47)		(47)	3.2

Financial receivables and other current financial assets	(352)		(16)		(16)		(16)	4.5

Cash and cash equivalents	(3,559)		(72)		(72)		(72)	2.0

Current financial assets	(5,399)		(135)		(135)		(135)	2.5

Discontinued operations/Non-current assets held for sale of a financial nature	(227)

Non-current financial liabilities	30,518		937		937		937	3.1

Current financial liabilities	6,224		168		168		168	2.7

Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature	348

Total net financial debt	28,475	(7)	428		421		421	1.5

Other statement of financial position line items
Trade and miscellaneous receivables and other current assets	5,110	2	158		160	(23)	137	2.7

Discontinued operations/Non-current assets held for sale of a non-financial nature	3,677		23		23

Trade and miscellaneous payables and other current liabilities	7,762	32	176	25	233	(16)	217	2.8

Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a non-financial nature	1,533	11	5		16

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

Telecom Italia Group	Note 39
Consolidated Financial Statements	Related Party Transactions	294

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 12/31/2014

(millions of euros)	Total (a)	Related Parties
		Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued operations (b)	% of financial statement item (b/a)
Net financial debt
Non-current financial assets	(2,445)	(5)	(369)		(374)		(374)	15.3

Securities other than investments (current assets)	(1,300)		(52)		(52)		(52)	4.0

Financial receivables and other current financial assets	(311)		(14)		(14)		(14)	4.5

Cash and cash equivalents	(4,812)		(174)		(174)		(174)	3.6

Current financial assets	(6,423)		(240)		(240)		(240)	3.7

Discontinued operations/Non-current assets held for sale of a financial nature	(165)

Non-current financial liabilities	32,325	25	444		469		469	1.5

Current financial liabilities	4,686	43	64		107		107	2.3

Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature	43

Total net financial debt	28,021	63	(101)		(38)		(38)	(0.1)

Other statement of financial position line items
Trade and miscellaneous receivables and other current assets	5,615	3	168		171	(19)	152	2.7

Discontinued operations/Non-current assets held for sale of a non-financial nature	3,564		19		19

Miscellaneous payables and other non-current liabilities	697		1		1		1	0.1

Trade and miscellaneous payables and other current liabilities	8,376	35	163	31	229	(16)	213	2.5

Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a non-financial nature	1,475	6	10		16

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

Telecom Italia Group	Note 39
Consolidated Financial Statements	Related Party Transactions	295

The effects on the individual line items of the consolidated statements of cash flows for the years 2015 and 2014 are as follows:

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS 2015

(millions of euros)	Total (a)	Related Parties
		Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued operations (b)	% of financial statement item (b/a)
Purchase of intangible and tangible assets on an accrual basis	6,720	160	22		182	(2)	180	2.7

Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(19)		(2)		(2)

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS 2014

		Related Parties
(millions of euros)	Total (a)	Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued operations (b)	% of financial statement item (b/a)
Purchase of intangible and tangible assets on an accrual basis	4,984	170	16		186		186	3.7

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

Telecom Italia Group	Note 39
Consolidated Financial Statements	Related Party Transactions	296

ASSOCIATES, COMPANIES CONTROLLED BY ASSOCIATES AND JOINT VENTURES

On June 19, 2015, Telecom Italia S.p.A. purchased a 50% stake in the company Alfiere S.p.A. classified as a joint venture. In addition, on December 22, 2015, it sold its investment in Teleleasing S.p.A. to the Mediobanca group; accordingly, the statement of financial position balances at December 31, 2015 with respect to Teleleasing S.p.A. are included under the amount shown for the Mediobanca group.

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	2015	2014	TYPE OF CONTRACT
Revenues
Italtel group	1	1	Provision of equipment rental, fixed and mobile telephone and outsourced communication services.
NordCom S.p.A.	1	2	Fixed and mobile voice services, data network connections and outsourced ICT products and services.
Teleleasing S.p.A. (in liquidation)	3	4	Equipment sale and maintenance services.
Other minor companies	1	1
Total revenues	6	8
Acquisition of goods and services
Italtel group	37	21	Supply and maintenance of switching equipment, software development and platforms upgrading, and customized products and services, as part of Telecom Italia offerings to the Italtel group customers.
Movenda S.p.A.		2	Supply and specialist support for the development of SIM cards, functional development of IT platforms, and software development.
NordCom S.p.A.	1	1	Supply and development of IT solutions, provision of customized services as part of Telecom Italia offerings to end customers, and rental expense for base transceiver station housing.
Teleleasing S.p.A. (in liquidation)	1	1	Purchase of goods assigned under leasing arrangements with Telecom Italia customers.
TM Holding News S.p.A.		1	Supply of information content for the TimSpot service, services and photos for intranet, supply of journalistic information.
Total acquisition of goods and services	39	26
Finance expenses	5	8	Interest expenses for equipment lease and finance leases with Teleleasing S.p.A..

Telecom Italia Group	Note 39
Consolidated Financial Statements	Related Party Transactions	297

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2015	12/31/2014	TYPE OF CONTRACT
Net financial debt
Non-current financial assets
Italtel group		5	Interest bearing loan.
Alfiere S.p.A.	7		Loan to shareholders.
Total non-current financial assets	7	5
Non-current financial liabilities		25	Finance leases of equipment and finance leases with Teleleasing S.p.A. (in liquidation).
Current financial liabilities		43	Finance leases of equipment and finance leases with Teleleasing S.p.A. (in liquidation).
Other statement of financial position line items
Trade and miscellaneous receivables and other current assets
NordCom S.p.A.		1	Fixed and mobile voice services, data network connections and outsourced ICT products and services.
Teleleasing S.p.A. (in liquidation)		1	Equipment sale and maintenance services.
Other minor companies	2	1
Total trade and miscellaneous receivables and other current assets	2	3
Trade and miscellaneous payables and other current liabilities
Italtel group	28	31	Supply transactions connected with investment and operations activities.
Movenda S.p.A.	1	2	Supply and specialist support for the development of SIM cards, functional development of IT platforms, and software development.
NordCom S.p.A.	1		Supply and development of IT solutions, provision of customized services as part of Telecom Italia offerings to end customers, and rental expense for base transceiver station housing.
Teleleasing S.p.A. (in liquidation)		1	Purchase of goods assigned under leasing arrangements with Telecom Italia customers.
W.A.Y. S.r.l.	2		Supply of geolocation equipment and related technical support services within the Telecom Italia customer offering.
Other minor companies		1
Total trade and miscellaneous payables and other current liabilities	32	35

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS

(millions of euros)	2015	2014	TYPE OF CONTRACT
Purchase of intangible and tangible assets on an accrual basis
Italtel group	158	169	Purchases of telecommunications equipment.
Movenda S.p.A.	1	1	Information technology services, licenses for GSMA Mobile Connect Application.
Other minor companies	1
Total purchase of intangible and tangible assets on an accrual basis	160	170

Telecom Italia Group	Note 39
Consolidated Financial Statements	Related Party Transactions	298

TRANSACTIONS WITH OTHER RELATED PARTIES (BOTH THROUGH DIRECTORS, STATUTORY AUDITORS AND KEY MANAGERS, AND AS PARTICIPANTS IN SHAREHOLDER AGREEMENTS PURSUANT TO ARTICLE 122 OF THE CONSOLIDATED LAW ON FINANCE)

The “Procedure for carrying out transactions with related parties” – pursuant to the Regulation containing the provisions on related party transactions adopted by Consob under Resolution 17221 of March 12, 2010, as amended – provides that the procedure should be applied also to parties who, regardless of whether they qualify as related parties according to the accounting principles, participate in significant shareholder agreements according to art. 122 of the Consolidated Law on Finance, which govern the candidacy to the position of director of Telecom Italia, where the slate presented is the slate where the majority of the Directors nominated have been drawn from.

The main changes that occurred during 2015 in the scope of related parties, were as follows:

•	from October 23, 2015, the Vivendi S.A. Group, due to a direct and indirect stake in the Company equal to 21.39%, has been included within the scope of “Other related parties”;

•	from November 1, 2015, the RCS Group has been included in the scope of “Other related parties through directors”;

•	from November 1, 2015, CartaSì group has no longer been included in the scope of “Other related parties through directors”;

•	from December 15, 2015, following the change both in the number of directors and the members of the Board of Directors, approved by the Shareholders’ Meeting, the Company verified possible new entries in the scope of “Other related parties through directors”, without, however, making further significant changes.

Telecom Italia Group	Note 39
Consolidated Financial Statements	Related Party Transactions	299

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	2015	2014	TYPE OF CONTRACT
Revenues
Generali group	109	91	Supply of telephone and data transmission services, peripheral data networks, connections, storage, and telecommunications products and services.
Intesa Sanpaolo group	68	56	Telephone services, MPLS data and international network, ICT services and Microsoft licenses, Internet connectivity and high-speed connections.
Mediobanca group	6	6	Telephone and MPLS data network services and marketing of data devices and sale of equipment for fixed and mobile networks.
RCS group	1		Fixed-line telephony service.
Telefónica group	421	549	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software.
Other minor companies		1
Total revenues	605	703
Other income
Generali group		9	Damage compensation.
Other minor companies	1	1
Total other income	1	10
Acquisition of goods and services
CartaSì group	5	5	Commissions on collections and top-up services for prepaid mobile users.
Generali group	25	32	Insurance premiums and property leases.
Intesa Sanpaolo group	11	13	Factoring fees, fees for smart card top-ups/activation and commissions for payment of telephone bills by direct debit and collections via credit cards.
Mediobanca group	1	1	Credit recovery activities.
Telefónica group	279	364	Interconnection and roaming services, site sharing, co-billing agreements, broadband linesharing and unbundling.
Vivendi group	1		Purchase of musical digital content (TIM MUSIC).
Other minor companies	1
Total acquisition of goods and services	323	415
Employee benefits expenses	15	11	Generali group insurance related to the work of personnel.
Other operating expenses	1	1	Expenses for penalties and contractual breaches towards the Intesa Sanpaolo group.
Other income (expenses) from investments	(4)		Loss related to the sale of Teleleasing S.p.A. to the Mediobanca group.
Finance income
Intesa Sanpaolo group	96	80	Bank accounts, deposits and hedging derivatives.
Mediobanca group	18	11	Bank accounts, deposits and hedging derivatives.
Telefónica group	9	11	Finance lease.
Total finance income	123	102
Finance expenses
Intesa Sanpaolo group	68	131	Term Loan Facility, Revolving Credit Facility, hedging derivatives, loans and bank accounts.
Mediobanca group	24	20	Term Loan Facility and Revolving Credit Facility and hedging derivatives.
Total finance expenses	92	151

Telecom Italia Group	Note 39
Consolidated Financial Statements	Related Party Transactions	300

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2015	12/31/2014	TYPE OF CONTRACT
Net financial debt
Non-current financial assets
Intesa Sanpaolo group	424	274	Hedging derivatives.
Mediobanca group	71	35	Hedging derivatives.
Telefónica group	47	60	Finance lease.
Total non-current financial assets	542	369
Securities other than investments (current assets)
Intesa Sanpaolo group	10	24	Bonds.
Mediobanca group	24	15	Bonds.
Telefónica group	13	13	Bonds.
Total Securities other than investments (current assets)	47	52
Financial receivables and other current financial assets
Intesa Sanpaolo group	14	13	Hedging derivatives.
Mediobanca group	1	1	Hedging derivatives.
Telefónica group	1		Finance lease.
Total financial receivables and other current financial assets	16	14
Cash and cash equivalents
Intesa Sanpaolo group	67	174	Bank accounts and deposits.
Mediobanca group	5		Bank accounts and deposits.
Total cash and cash equivalents	72	174
Non-current financial liabilities
Intesa Sanpaolo group	497	199	Hedging derivatives and loans.
Mediobanca group	440	245	Hedging derivatives, loans and financial payables.
Total non-current financial liabilities	937	444
Current financial liabilities
Intesa Sanpaolo group	136	62	Current accounts, hedging derivatives and payables to other lenders.
Mediobanca group	32	2	Hedging derivatives and financial payables.
Total current financial liabilities	168	64

Telecom Italia S.p.A. incurred transaction costs for the IPO for the ordinary shares of INWIT S.p.A. for placement fees paid to the following related parties:

• Mediobanca group	4 million euros;
• Intesa Sanpaolo group	6 million euros.

This transaction did not result in a loss of control for Telecom Italia over INWIT and was therefore treated as a transaction between shareholders in accordance with the accounting standards. Accordingly, no impacts were recognized in the income statements and the effects of the transaction were accounted for directly in Equity.

Telecom Italia Group	Note 39
Consolidated Financial Statements	Related Party Transactions	301

(millions of euros)	12/31/2015	12/31/2014	TYPE OF CONTRACT
Other statement of financial position line items
Trade and miscellaneous receivables and other current assets
Generali group	28	30	Supply of telephone and data transmission services, peripheral data networks, connections, storage, and telecommunications products and services.
Intesa Sanpaolo group	64	83	Factoring services, supply of telephone, MPLS and international data network services, ICT services, Microsoft licenses, Internet connectivity and high-speed connections.
Mediobanca group	1	2	Voice and MPLS data network services and marketing of data devices, sale of equipment for fixed and mobile networks, receivables from Teleleasing sold to the Mediobanca group.
RCS Group	2		Fixed-line telephony service.
Telefónica group	63	53	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software.
Total trade and miscellaneous receivables and other current assets	158	168
Miscellaneous payables and other non-current liabilities		1	Deferred income relating to the supply of “IRU” transmission capacity to the Telefónica group.
Trade and miscellaneous payables and other current liabilities
CartaSì group		2	Commissions on top-up services for prepaid mobile users.
Generali group	8	7	Deferred income relating to outsourcing of data networks and centralized and peripheral telephony systems.
Intesa Sanpaolo group	121	123	Factoring fees, payable resulting from the collection of receivables sold, fees for smart card top-ups/activation and commissions for payment of telephone bills by direct debit and collections via credit cards.
Mediobanca group	7	1	Credit recovery activities.
Telefónica group	37	29	Interconnection and roaming services, site sharing, co-billing agreements, broadband line sharing and unbundling.
Vivendi group	3		Purchase of musical digital content (TIM MUSIC).
Other minor companies		1
Total trade and miscellaneous payables and other current liabilities	176	163

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS

(millions of euros)	2015	2014	TYPE OF CONTRACT
Purchase of intangible and tangible assets on an accrual basis	22	16	Acquisition of transmission capacity with the Telefónica group.

Telecom Italia Group	Note 39
Consolidated Financial Statements	Related Party Transactions	302

TRANSACTIONS WITH PENSION FUNDS

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	2015	2014	TYPE OF CONTRACT
Employee benefits expenses			Contributions to pension funds.
Fontedir	11	11
Telemaco	70	73
Other pension funds	5	5
Total employee benefits expenses	86	89

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2015	12/31/2014	TYPE OF CONTRACT
Trade and miscellaneous payables and other current liabilities			Payables for contributions to pension funds.
Fontedir	4	4
Telemaco	21	27
Trade and miscellaneous payables and other current liabilities	25	31

Telecom Italia Group	Note 39
Consolidated Financial Statements	Related Party Transactions	303

REMUNERATION TO KEY MANAGERS

In 2015, the total remuneration recorded on the accrual basis by Telecom Italia S.p.A. or by companies controlled by the Group in respect of key managers amounted to 13.9 million euros (14.8 million euros in 2014), broken down as follows:

(millions of euros)	2015		2014
Short-term remuneration	11.4	(1)	9.5	(3)

Employment termination benefit incentives			1.5

Share-based payments (*)	2.5	(2)	3.8	(4)

	13.9		14.8

(*)	These refer to the fair value of the rights, accrued to December 31, under the share-based incentive plans of Telecom Italia S.p.A. and its subsidiaries (SOP Plans 2014)
(1)	of which 0.6 million euros recorded by the Latin American subsidiaries.
(2)	of which 0.4 million euros recorded by the Latin American subsidiaries.
(3)	of which 1.4 million euros recorded by the Latin American subsidiaries.
(4)	of which 0.3 million euros recorded by the Latin American subsidiaries.

Short-term remuneration is paid during the period it pertains to, and, at the latest, within the six months following the end of that period.

The amounts for 2015 shown in the table do not include the effects of the reversal of the accruals pertaining to the previous years, due to the failure to achieve the performance targets, and for the update of the performance targets for the 2014/2016 Stock Option Plan. The related amounts are broken down below:

(millions of euros)	2015	2014
2014/2016 Stock Option Plan, 2014 verifications – share-based payments	(1.6)

LTI 2011 and 2012 – 2011, 2012 and 2013 verifications – long-term remuneration		(1.9)

LTI 2011 and 2012 – 2011, 2012 and 2013 verifications – share-based payments		(1.6)

Total	(1.6)	(3.5)

In 2015, there were no reversal of accruals relating to the LTI Plans.

In 2015, the contributions paid in to defined contribution plans (Assida and Fontedir) by Telecom Italia S.p.A. or by subsidiaries of the Group, on behalf of key managers, amounted to 126,000 euros (208,000 euros in 2014).

In 2015, “Key managers”, i.e. those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of the Telecom Italia Group, including directors, were the following:

Directors:
Giuseppe Recchi		Chairman of Telecom Italia S.p.A.
Marco Patuano		ManagingDirector and Chief Executive Officer of Telecom Italia S.p.A.
Managers:
Rodrigo Modesto de Abreu		Diretor Presidente Tim Participações S.A.
Simone Battiferri		Head of Business
Franco Brescia	(1)	Head of Public & Regulatory Affairs
Stefano Ciurli	(2)	Head of National Wholesale Services
Antonino Cusimano		Head of Corporate Legal Affairs
Stefano De Angelis		Head of Consumer
Mario Di Loreto		Head of People Value
Giuseppe Roberto Opilio		Head of Operations
Piergiorgio Peluso		Head of Administration, Finance and Control
Paolo Vantellini		Head of Business Support Office

(1)	to September 15, 2015;
(2)	from November 5, 2015 Head of Wholesale.

Telecom Italia Group	Note 39
Consolidated Financial Statements	Related Party Transactions	304

NOTE 40

EQUITY COMPENSATION PLANS

The equity compensation plans in force at December 31, 2015 are used by Telecom Italia for retention purposes and as a long-term incentive for the managers and employees of the Group.

A summary is provided below of the plans in place at December 31, 2015; for further details on the plans already in place at December 31, 2014, please refer to the consolidated financial statements of the Telecom Italia Group at that date.

DESCRIPTION OF STOCK OPTION PLANS

Telecom Italia S.p.A. Top 2014-2016 Stock Option Plan

The Stock Option Plan 2014-2016 was approved by the Shareholders’ Meeting of Telecom Italia S.p.A. of April 16, 2014 and was initiated following the resolution of the Board of Directors of June 26, 2014.

The Plan is aimed at encouraging Management, who hold organizational positions that are crucial to the company business, to focus on the medium/long-term growth in value of the company shares.

The beneficiaries of the Plan include the Chief Executive Officer, Top Management (including Key Officers) and a selected part of the Management for a total of 159 employees of the Telecom Italia Group.

The Plan covers the three-year period 2014-2016, with a maximum limit of 196,000,000 shares available for issue. Beneficiaries identified off to the plan is launched will receive an allocation of options based on the actual number of years of incentivization.

The option rights become exercisable after achievement of the performance conditions for the 2014-2016 three-year period has been verified by the Board of Directors of the company called to approve financial statements at December 31, 2016. Once they have vested, the rights can be exercised for a period of three years (exercise period).

The performance conditions are described below:

•	Total Shareholder Return of Telecom Italia which determines 50% of the options. This parameter measures the positioning of Telecom Italia’s TSR in the TSR ranking of the Benchmark Panel consisting of: AT&T, Verizon, Telefónica, Deutsche Telekom, Orange (France Télécom), Telekom Austria, KPN, Swisscom, British Telecom, Vodafone and Telecom Italia itself. The objective includes different levels of achievement based on the Telecom Italia TSR’s positioning in the ranking, which corresponds to a different exercisable percentage of the Options associated to it:

•	150% of the target level for positioning in first place (maximum level);

•	100% of the target level for positioning in fifth place (target level);

•	40% of the target level for positioning in eighth place (minimum level);

•	no options for positioning below the minimum level.

•	Cumulated Free Cash Flow consolidated in the 2014-2016 three-year period determines the exercisability of the remaining 50% of the allocated options. The parameter measures the Free Cash Flow available for the payment of dividends and repaying the debt, and will be calculated as a cumulative value for the 2014-2016 period. The Options associated with the Cumulated Free Cash Flow objective will become exercisable according to the level of performance achieved over the three years:

•	150% of the target options for over performance of 110% (or more) than the value established in the Plan;

Telecom Italia Group	Note 40
Consolidated Financial Statements	Equity compensation plans	305

•	100% of the options for achievement of the plan objective 2014-2016 (target level);

•	80% of the target options for achievement of the minimum value, set at 93% of the Cumulated Free Cash Flow value established in the plan (minimum level);

•	no options for positioning below the minimum level.

The number of exercisable options depends on the level of achievement objectives.

The exercise price was set, by the Board of Directors meeting that initiated the plan, at 0.94 euros per option (strike price). If allocations are made at a later stage, the strike price will be the higher of the price established upon initial allocation in the price resulting from the application of the above criteria at the time of allocation of the options.

Tim Participações S.A. Stock Option Plan

•	2011-2013 Plan

On August 5, 2011, the General Meeting of Shareholders of Tim Participações S.A. approved the long-term incentive plan for managers in key positions in the company and its subsidiaries. Exercise of the options is subject to achieving two objectives simultaneously:

•	absolute performance: increase in value of the Tim Participações S.A.’s shares;

•	relative performance: performance of the prices of Tim Participações S.A.’s shares against a benchmark index mainly composed of in the Telecommunications, Information Technology and Media industry.

Performance targets refer to the three-year period 2011-2014 and performance is recorded in July of each year.

The vesting period is 3 years (a third per year), the options are valid for 6 years, and the company does not have the legal obligation to repurchase or liquidate the options in cash, or in any other form.

Year 2011

The grantees of the options were granted the right to purchase a total of 2,833,596 shares.

At December 31, 2015, no options were pending or exercisable. All the plan options have been exercised or have expired due to failure to achieve the minimum conditions set by the plan.

Year 2012

On September 5, 2012 the grantees of the options were granted the right to purchase a total of 2,661,752 shares.

At December 31, 2015, all pending options were still vested, but were not exercisable since the minimum performance condition had not been reached. A total of 513,904 options are still pending.

Year 2013

On July 30, 2013, the grantees of the options were granted the right to purchase a total of 3,072,418 shares.

At December 31, 2015 no option was exercisable. A total of 971,221 options have been exercised, whereas 1,531,984 options did not reach the minimum performance condition or have not yet vested.

Telecom Italia Group	Note 40
Consolidated Financial Statements	Equity compensation plans	306

•	2014-2016 Plan

On April 10, 2014, the General Meeting of Shareholders of Tim Participações S.A. approved the long-term incentive plan for managers in key positions in the company and its subsidiaries.

Exercise of the options is not subject to the achievement of specific performance targets, but the exercise price is adjusted upwards or downwards according to the performance of the Tim Participações S.A. shares in a ranking of Total Shareholder Return, in which companies in the Telecommunications, Information Technology and Media industry are compared during each year of validity of the plan. If the performance of the Tim Participações S.A. shares, in the 30 days prior to September 29 of each year, is in last place in that ranking, the participant loses the right to 25% of the options vesting at that time.

The vesting period is 3 years (a third per year), the options are valid for 6 years, and the company does not have the legal obligation to repurchase or liquidate the options in cash, or in any other form.

Year 2014

On September 29, 2014, the grantees of the options were granted the right to purchase a total of 1,456,353 shares.

At December 31, 2015, out of the total of those options, 150,791 could be considered as lapsed due to failure to achieve the minimum exercise conditions set in the Plan, whereas 435,188 could be considered as vested. No option has been exercised.

Year 2015

On October 16, 2015, the grantees of the options were granted the right to purchase a total of 3,355,229 shares.

At December 31, 2015, no option could be considered as vested. No options have lapsed.

DESCRIPTION OF OTHER EQUITY COMPENSATION PLANS

Other equity compensation plans of Telecom Italia S.p.A.

•	Long Term Incentive Plan 2010-2015 (LTI Plan 2010-2015)

The Plan provided the option, after a 2010-2012 three-year performance period, to invest 50% of the bonus awarded in the subscription for Telecom Italia ordinary shares at a market price set at 0.60 euro. In addition, for the take up of the offer for the subscription to Telecom Italia ordinary shares, a bonus share would be assigned for each share acquired if the beneficiary maintained ownership of those shares and the employment relationship with the Group company during the two-year period. Upon closure of the plan, on April 20, 2015, a total of 178,448 ordinary shares were issued as bonus shares to the beneficiaries.

•	MBO 2015 Deferred

In implementation of the resolutions passed by the Shareholders’ Meeting of Telecom Italia S.p.A. of May 20, 2015, a deferment mechanism was introduced for the bonus related to the MBO 2015 for the Chief Executive Officer, Top Management and a selected part of management.

In view of the recent cost cutting measures also involving management staff of the company, the Board of Directors of Telecom Italia S.p.A. in the meeting of August 6, 2015, resolved not to implement the deferred 2015 MBO. If the performance targets set are achieved, only a cash bonus will be paid.

Telecom Italia Group	Note 40
Consolidated Financial Statements	Equity compensation plans	307

•	2014 Broad-Based Share Ownership Plan

In June 2014 Telecom Italia launched a Broad-Based Share Ownership Plan, under which all employees, with a permanent contract in Telecom Italia S.p.A. and its subsidiaries with registered office in Italy, could subscribe for shares with a discount of 10% with respect to the average of the official prices of the Telecom Italia shares in the month prior to the subscription period (the subscription price was 0.84 euro cents).

The Plan also provided for the free allocation of ordinary shares, subject to the shares subscribed being retained for one year and continuation of employment with companies in the Telecom Italia Group. On August 4, 2015, the employees who satisfied these requirements were allocated shares of Telecom Italia as bonus shares, in the ratio of 1 bonus share for every 3 shares subscribed.

CALCULATION OF FAIR VALUE MEASUREMENT OF THE GRANTED OPTIONS AND RIGHTS

The fair value of the options relating to the 2014 - 2016 Stock Option Plan was calculated using the “Monte Carlo method” according to the calculation parameters reported in the following table.

For the 2010-2015 LTI plan, the following was measured:

•	the debt component, determined as follows:

•	65%, linked to reaching Total Shareholder Return targets, was calculated as the average of the levels of expected bonus weighted by the probability of occurrence of the related scenarios; such probability is measured using the Monte Carlo method;

•	35%, linked to reaching Free Cash Flow targets, was calculated as the bonus level according to the best estimate of expected Free Cash Flow with reference to the data of the Telecom Italia three-year plan;

•	the equity component, determined as the theoretical value of the right to the bonus share calculated as the fair value of a 24-month call option (36 months for the 2014-2016 Stock Option Plan) on Telecom Italia ordinary shares, starting in three years.

Telecom Italia Group	Note 40
Consolidated Financial Statements	Equity compensation plans	308

Parameters used to determine fair value – Telecom Italia S.p.A.

Plans/Parameters	Exercise price (euro)	Current price/ Spot (euros) (1)	Volatility (2)	Period	Expected dividends (euros) (3)	Rate (4)
LTI Plan 2010-2015 – equity component	—	0.9219	33.4281%	5 years	0.055 first year 0.06 second year	1.89% at 5 years

2014 Broad-Based Share Ownership Plan		0.94	40.36%	1 year	0.02	0.239%

2014-2016 Stock Option Plan (5)	0.94	0.931	36.95%	3 years	0.02	1.135%

(1)	In relation to the performance targets set in the Plan, consideration was given to the market prices of Telecom Italia shares and, if necessary, of other shares of the leading companies in the telecommunications sector at the grant date.
(2)	In relation to the performance targets set in the Plan, consideration was given to the volatility values of the Telecom Italia share and, if necessary, of the shares of the leading companies in the telecommunications sector.
(3)	The dividends are estimated based on data from Bloomberg.
(4)	For the 2010-2015 LTI Plan, the interest rate is based on the rate of government securities of the Federal Republic of Germany (the market benchmark for transactions in euro) with expirations commensurate with the reference period. For the 2014 Broad-Based Share Ownership Plan, the rate is equal to the 1-year yield on Italian securities. For the 2014–2016 Stock Option Plan, it consists of a 3-year forward zero coupon rate.
(5)	The mentioned parameters refer to the assessment made at the beginning of the Plan. During the year, new beneficiaries were added to the Plan; the fair value of solely the new rights granted was thus calculated by updating the parameters to their market value, calculated at the time they were added.

Parameters used to determine fair value – Tim Participações S.A.

Plans/Parameters	Exercise price (reais)	Volatility	Period	Expected dividends (reais)	Risk-free interest rate
Stock option plan 2011	8.84	51.73%	6 years	—	11.94% per annum

Stock option plan 2012	8.96	50.46%	6 years	—	8.89% per annum

Stock option plan 2013	8.13	48.45%	6 years	—	10.66% per annum

Stock option plan 2014	13.42	44.60%	6 years	—	10.66% per annum

Stock option plan 2015	8.45	35.50%	6 years	—	16.10% per annum

Effects on the income statement and statement of financial position

Equity compensation plans which call for payment in equity instruments are recorded at fair value which represents the cost of such instruments at the grant date and is recorded in the separate income statements under “Employee benefits expenses” over the period between the grant date and the vesting period with a contra-entry to the equity reserve “Other equity instruments”. For the portion of the plans that provide for the payment of compensation in cash, the amount is recognized in liabilities as a contra-entry to “Employee benefits expenses”; at the end of each year such liability is measured at fair value.

Equity compensation plans which call for payment in equity instruments did not have significant impacts either on the income statements or the statements of financial position or of cash flows of the Telecom Italia Group at December 31, 2015.

Telecom Italia Group	Note 40
Consolidated Financial Statements	Equity compensation plans	309

NOTE 41

SIGNIFICANT NON-RECURRING EVENTS AND TRANSACTIONS

The effect of 2015 non-recurring events and transactions on equity, profit, net financial debt and cash flows of the Telecom Italia Group is set out below in accordance with Consob Communication DEM/6064293 of July 28, 2006. The non-recurring effects on Equity and Profit (loss) for the year are shown net of tax effects.

(millions of euros)			Equity	Profit (loss) for the year	Net financial debt Carrying amount	Cash flows (*)
Amount – financial statements	(a	)	21,333	657	28,475	(1,236)

Acquisition of goods and services - Expenses related to agreements and the development of non-recurring projects			(69)	(69)	15	(15)

Employee benefits expenses - Expenses related to restructuring and rationalization			(307)	(307)	21	(21)

Other operating expenses - Expenses related to disputes and regulatory penalties and liabilities related to those expenses, and expenses related to disputes with former employees and liabilities			(363)	(363)	48	(48)

Change in inventories			(7)	(7)	—	—

Gains on disposals of non-current assets			227	227	(339)	676

Net income and gains on disposals of other investments			7	7	(28)	28

Changes in ownership interests in consolidated subsidiaries - IPO INWIT			839	—	(854)	854

Goodwill impairment loss Brazil			(240)	(240)	—	—

Impairment loss on non-current tangible fixed assets for restructuring			(2)	(2)	—	—

Finance expenses – Other finance expenses related to litigations			(20)	(20)	10	(10)

Total non-recurring effects	(b	)	65	(774)	(1,127)	1,464

Figurative amount – financial statements	(a-b	)	21,268	1,431	29,602	(2,700)

(*)	Cash flows refer to the increase (decrease) in Cash and Cash equivalents during the year.

Telecom Italia Group	Note 41
Consolidated Financial Statements	Significant non-recurring events and transactions	310

The impact of non-recurring items on the separate consolidated income statement line items is as follows:

(millions of euros)	2015	2014
Operating revenues and other income:
Other income	—	88

Acquisition of goods and services:
Expenses related to agreements and the development of non-recurring projects	(102)	—

Employee benefits expenses - Charges and provisions for employee benefits:
Expenses related to restructuring and rationalization	(446)	(12)

Other operating expenses – Charges and provisions for risks:
Expenses related to disputes and regulatory penalties and liabilities related to those expenses, and expenses related to disputes with former employees and liabilities with customers and/or suppliers	(518)	(4)

Change in inventories	(10)	—

Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(1,076)	72

Gains (losses) on non-current assets:
Gains on disposals of non-current assets	328	38

Impairment reversals (losses) on non-current assets:
Goodwill impairment loss Brazil	(240)	—

Impairment loss on tangible assets	(2)	—

Impact on EBIT – Operating profit (loss)	(990)	110

Other income (expenses) from investments:
Net income and gains on disposals of other investments	7	—

Fair value measurement of the investment in Trentino NGN S.r.l.	—	11

Other finance income (expenses)	(28)	2

Impact on profit (loss) before tax from continuing operations	(1,011)	123

Effect on income taxes on non-recurring items	237	(15)

Income/(Expenses) relating to Discontinued operations	—	(1)

Impact on profit (loss) for the year	(774)	107

Telecom Italia Group	Note 41
Consolidated Financial Statements	Significant non-recurring events and transactions	311

NOTE 42

POSITIONS OR TRANSACTIONS RESULTING FROM ATYPICAL AND/OR UNUSUAL OPERATIONS

In accordance with Consob Communication DEM/6064293 of July 28, 2006, a statement is made to the effect that in 2015 the Telecom Italia Group has not put into place any atypical and/or unusual transactions, as defined by that Communication.

	Note 42
Telecom Italia Group	Positions or transactions resulting from
Consolidated Financial Statements	atypical and/or unusual operations	312

NOTE 43

OTHER INFORMATION

A) EXCHANGE RATES USED TO TRANSLATE THE FINANCIAL STATEMENTS OF FOREIGN OPERATIONS(*)

				Average exchange rates for the year
		Year-end exchange rates (statements of financial position)		(income statements and statements of cash flows)
(local currency against 1 euro)		12/31/2015	12/31/2014	2015	2014
Europe
BGN	Bulgarian Lev	1.95580	1.95580	1.95580	1.95580

CZK	Czech koruna	27.02300	27.73500	27.28277	27.53672

HUF	Hungarian forint	315.98000	315.54000	309.93218	308.70632

CHF	Swiss franc	1.08350	1.20240	1.06813	1.21462

TRY	Turkish lira	3.17650	2.83200	3.02349	2.90668

GBP	Pound sterling	0.73395	0.77890	0.72612	0.80628

RON	Romanian leu	4.52400	4.48280	4.44555	4.44414

North America
USD	U.S. dollar	1.08870	1.21410	1.10970	1.32853

Latin America
VEF	Venezuelan bolivar	14.69745	14.56920	13.71398	14.83317

BOB	Bolivian boliviano	7.52292	8.38943	7.66808	9.18015

PEN	Peruvian nuevo sol	3.70833	3.63265	3.53192	3.76818

ARS	Argentine peso	14.09720	10.27550	10.26890	10.76605

CLP	Chilean peso	772.71300	737.29700	726.01073	756.92568

COP	Colombian peso	3,456.01000	2,892.26000	3,046.29559	2,654.42017

MXN	Mexican peso	18.91450	17.86790	17.61029	17.66469

BRL	Brazilian real	4.25116	3.22489	3.69727	3.12280

PYG	Paraguayan guarani	6,321.98000	5,620.07000	5,770.44570	5,920.22584

UYU	Uruguayan peso	32.60440	29.58640	30.29701	30.83479

Other countries
ILS	Israeli shekel	4.24810	4.72000	4.31323	4.74603

(*)	Source: data processed by the European Central Bank, Reuters and major Central Banks.

B) RESEARCH AND DEVELOPMENT

Expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. Details are as follows:

(millions of euros)	2015	2014
Research and development costs expensed during the year	52	55

Development costs capitalized	1,668	1,063

Total research and development costs (expensed and capitalized)	1,720	1,118

Telecom Italia Group	Note 43
Consolidated Financial Statements	Other information	313

The increase for 2015 was primarily linked to the diffusion and development work conducted on the next generation networks, such as LTE and NGAN.

Moreover, in the separate consolidated income statement for the year 2015, amortization charges are recorded for development costs, capitalized during the period and in prior years, for an amount of 653 million euros.

Research and development activities conducted by the Telecom Italia Group are detailed in the Report on Operations (Sustainability Section).

C) OPERATING LEASES

In accordance with the accounting standards and the provisions of IAS 17 in particular, the Group considers operating leases to be non-cancellable when they are only cancellable upon the occurrence of some remote contingency, with the permission of the lessor, or upon payment by the lessee of such an additional amount (penalty) that, at inception of the lease, continuation of the lease is reasonably certain.

In particular:

Revenue related

The Group has entered into agreements for line lease and hosting which cannot be canceled. At December 31, 2015 the amount of lease installments receivable is as follows:

(millions of euros)	12/31/2015	12/31/2014
Within 1 year	106	105

From 2 to 5 years	210	172

Beyond 5 years	24	9

Total	340	286

Expense related

The Group has entered into agreements for lease of properties, vehicle rental and hosting which cannot be canceled. At December 31, 2015 the amount of lease installments receivable is as follows:

(millions of euros)	12/31/2015	12/31/2014
Within 1 year	200	180

From 2 to 5 years	403	439

Beyond 5 years	77	108

Total	680	727

Telecom Italia Group	Note 43
Consolidated Financial Statements	Other information	314

D) DIRECTORS’ AND STATUTORY AUDITORS’ REMUNERATION

The total compensation due for the year 2015 to the directors and statutory auditors of Telecom Italia S.p.A. for carrying out such functions in the Parent and in other consolidated companies amounts to 4 million euros for the directors and to 0.6 million euros for the statutory auditors. In reference to the compensation to which the directors are entitled, it should be noted that the amount is calculated by considering only compensation for corporate offices (in primis those under ex art. 2389, paragraphs 1 and 3 of the Italian Civil Code) thus excluding the amounts relating to any employment relationship with the companies of the Group and any non-monetary fringe benefits; for a complete and detailed description of the compensation paid to the directors, reference should be made to the Compensation Report, available at the Company’s headquarters and on the corporate website at the following address: www.telecomitalia.com/shareholders.

E) SUMMARY SCHEDULE OF FEES DUE TO THE AUDIT FIRM AND OTHER FIRMS IN ITS NETWORK

The following table reports the fees due to PricewaterhouseCoopers S.p.A. (“PwC”) and to the other firms in the PwC network for the audit of the 2015 financial statements and the fees referring to the year 2015 for other audit and review services, for tax consulting services and for other services besides audit rendered to the companies of the Telecom Italia Group (including the companies of the Sofora - Telecom Argentina group) by PwC and other firms in the PwC network. The out-of-pocket expenses incurred for these services in 2015 are also shown.

	PricewaterhouseCoopers S.p.A.			Other firms in the PricewaterhouseCoopers network
(euros)	Telecom Italia S.p.A.	Subsidiaries	Telecom Italia Group	Telecom Italia S.p.A.	Subsidiaries	Telecom Italia Group	Total PwC network
Audit services	3,378,605	2,134,830	5,513,435	98,678	3,486,197	3,584,875	9,098,310

Verification services with issue of certification	1,949,900	10,500	1,960,400	—	100,844	100,844	2,061,244

Tax consulting services	—	—	—	—	131,553	131,553	131,553

Other services:
agreed procedures on regulatory accounting areas	48,000	—	48,000	—	—	—	48,000

due diligence on sale of investments	—	—	—	90,000	—	90,000	90,000

Total 2015 fees due for audit and other services to the PwC network (*)	5,376,505	2,145,330	7,521,835	188,678	3,718,594	3,907,272	11,429,107

Out-of-pocket							583,921

Total (**)							12,013,028

(*)	Total fees for 2015 do not include 1.1 million euros charged to the Tim Brasil group by the PwC network for audits on the quality of services imposed by the Brazilian authority ANATEL.
(**)	The total includes the fees and out-of-pocket expenses, for the INWIT IPO, recognized directly in Equity attributable to Owners of the Parent, for an amount of 1.8 million euros.

Telecom Italia Group	Note 43
Consolidated Financial Statements	Other information	315

NOTE 44

EVENTS SUBSEQUENT TO DECEMBER 31, 2015

TELECOM ITALIA 8-YEAR BOND ISSUE FOR 750 MILLION EUROS

On January 13, 2016, Telecom Italia S.p.A. successfully completed the launch of a fixed-rate bond issue for 750 billion euros, offered to institutional investors, opening the 2016 Italian corporate bond issuers’ market.

The high quality and the amount of the order book once again confirmed the positive attitude of the international financial community towards Telecom Italia’s debt instruments, and allowed the company to price the issue with a coupon of 3.625%, the second lowest of the outstanding bonds under the Group’s EMTN Program, with a yield lower than initial guidance.

The yield of the bond, of 3.679%, is much lower than the Group’s average cost of debt, which was 5.3% at the end of September 2015.

The proceeds of the new issue will be used to refinance maturing debt.

COMPLETION OF THE SALE OF THE INVESTMENT IN SOFORA-TELECOM ARGENTINA

On March 8, 2016, the Telecom Italia Group completed the sale of the entire remaining investment in Sofora - Telecom Argentina with the sale to the Fintech Group of 51% of the share capital of Sofora Telecomunicaciones (controlling company Nortel, control holding company of Telecom Argentina). As provided for in the agreement signed by the parties on October 24, 2014, the sale took place upon approval by Enacom, the Argentinian communications regulatory authority.

The total amount from the sale is over 960 million USD, including:

•	proceeds of 550.6 million USD received on March 8, 2016 for the investment in Sofora;

•	additional proceeds of 50 million USD, also received on March 8, 2016, from other shareholders of Sofora, with respect to ancillary agreements to the transaction;

•	the sum of 329.5 million USD received previously in connection with sales of investments and other associated assets to Fintech completed between December 2013 and October 2014; and

•	the future revenues to be generated by providing technical support services to Telecom Argentina group companies.

Telecom Italia Group	Note 44
Consolidated Financial Statements	Events subsequent to December 31, 2015	316

NOTE 45

LIST OF COMPANIES OF THE TELECOM ITALIA GROUP

In accordance with Consob Communication DEM/6064293 dated July 28, 2006, the list of companies is provided herein.

The list is divided by type of investment, consolidation method and operating segment.

The following is indicated for each company: name, head office, country and share capital in the original currency. In addition to the percentage ownership of share capital, the percentage of voting rights in the ordinary shareholders’ meeting, if different than the percentage holding of share capital, and which companies hold the investment.

Company name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
PARENT COMPANY
TELECOM ITALIA S.p.A.	MILAN (ITALY)	EUR	10,740,236,909

SUBSIDIARIES CONSOLIDATED LINE-BY-LINE
DOMESTIC BU
4G RETAIL S.r.l.	MILAN (ITALY)	EUR	2,402,241	100.0000		TELECOM ITALIA S.p.A.
(sale of fixed and mobile telecommunications products and services and all analog and digital broadcasting equipment)

ADVANCED CARING CENTER S.r.l.	ROME (ITALY)	EUR	600,000	100.0000		TELECONTACT CENTER S.p.A.
(telemarketing, market research and surveys activities and development)

ALFABOOK S.r.l. (on-line sale of digital texts)	TURIN (ITALY)	EUR	100,000	100.0000		TELECOM ITALIA DIGITAL SOLUTIONS S.p.A.

H.R. SERVICES S.r.l.	L’AQUILA (ITALY)	EUR	500,000	100.0000		TELECOM ITALIA S.p.A.
(personnel training and services)

INFRASTRUTTURE WIRELESS ITALIANE S.p.A.	MILAN (ITALY)	EUR	600,000,000	60.0333		TELECOM ITALIA S.p.A.
(installation and operation of installations and infrastructure for the management and the sale of telecommunications services)

LAN MED NAUTILUS Ltd	DUBLIN	USD	1,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services, installation and maintenance of submarine cable systems for managed bandwidth services)	(IRELAND)

LATIN AMERICAN NAUTILUS ARGENTINA S.A.	BUENOS AIRES	ARS	9,998,000	95.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(ARGENTINA)			5.0000		TELECOM ITALIA SPARKLE S.p.A.

LATIN AMERICAN NAUTILUS BOLIVIA S.R.L.	LA PAZ	BOB	1,747,600	99.9999		TELECOM ITALIA SPARKLE S.p.A.
(managed bandwidth services)	(BOLIVIA)			0.0001		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS BRASIL Ltda	RIO DE JANEIRO	BRL	6,850,598	99.9999		LATIN AMERICAN NAUTILUS BRASIL
(managed bandwidth services)	(BRAZIL)					PARTICIPAÇÕESLtda
				0.0001		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS BRASIL PARTICIPAÇÕES Ltda	RIO DE JANEIRO	BRL	8,844,866	99.9999		LAN MED NAUTILUS Ltd
(investment holding company)	(BRAZIL)			0.0001		TELECOM ITALIA SPARKLE S.p.A.

LATIN AMERICAN NAUTILUS CHILE S.A.	SANTIAGO	CLP	5,852,430,960	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(CHILE)

LATIN AMERICAN NAUTILUS COLOMBIA Ltda	BOGOTA’	COP	240,225,000	99.9999		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(COLOMBIA)			0.0001		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS PANAMA S.A.	PANAMA	USD	10,000	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)

LATIN AMERICAN NAUTILUS PERU’ S.A.	LIMA	PEN	16,109,788	99.9999		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(PERU)			0.0001		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS PUERTO RICO LLC	SAN JUAN	USD	50,000	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(PUERTO RICO)

LATIN AMERICAN NAUTILUS St. CROIX LLC	VIRGIN ISLANDS	USD	10,000	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(UNITED STATES)

LATIN AMERICAN NAUTILUS USA Inc.	MIAMI	USD	10,000	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(UNITED STATES)

LATIN AMERICAN NAUTILUS VENEZUELA C.A.	CARACAS	VEF	981,457	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(VENEZUELA)

MED 1 SUBMARINE CABLES Ltd	RAMAT GAN	ILS	55,886,866	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(construction and management of the submarine cable lev1)	(ISRAEL)

MEDITERRANEAN NAUTILUS BULGARIA EOOD	SOFIA	BGN	100,000	100.0000		LAN MED NAUTILUS Ltd
(telecommunications)	(BULGARIA)

MEDITERRANEAN NAUTILUS GREECE S.A.	ATHENS	EUR	368,760	100.0000		LAN MED NAUTILUS Ltd
(telecommunications)	(GREECE)

MEDITERRANEAN NAUTILUS ISRAEL Ltd	RAMAT GAN	ILS	1,000	100.0000		LAN MED NAUTILUS Ltd
(international wholesale telecommunication services)	(ISRAEL)

MEDITERRANEAN NAUTILUS ITALY S.p.A.	ROME (ITALY)	EUR	3,100,000	100.0000		LAN MED NAUTILUS Ltd
(installation and management of submarine cable systems)

MEDITERRANEAN NAUTILUS TELEKOMÜNIKASYON	YENIBOSNA, ISTANBUL	TRY	40,600,000	100.0000		LAN MED NAUTILUS Ltd

HIZMETLERI TICARET ANONIM SIRKETI	(TURKEY)
(telecommunications services)

Telecom Italia Group	Note 45
Consolidated Financial Statements	List of companies of the Telecom Italia Group	317

Company name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
OLIVETTI MULTISERVICES S.p.A. (real estate management)	MILAN (ITALY)	EUR	20,337,161	100.0000		TELECOM ITALIA S.p.A.

OLIVETTI S.p.A. (production and sale of office equipment and information technology services)	IVREA (TURIN) (ITALY)	EUR	10,000,000	100.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA DIGITAL SOLUTIONS S.p.A. (telecommunications and interconnection services)	ROME (ITALY)	EUR	7,224,000	100.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA INFORMATION TECHNOLOGY S.r.l. (planning, design, development and launch of IT services)	ROME (ITALY)	EUR	3,400,000	100.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA NETHERLANDS B.V. (telecommunications services)	AMSTERDAM (NETHERLANDS)	EUR	18,200	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TELECOM ITALIA SAN MARINO S.p.A. (San Marino telecommunications management)	BORGO MAGGIORE (SAN MARINO)	EUR	1,808,000	100.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA SPAIN SL UNIPERSONAL (telecommunications services)	MADRID (SPAIN)	EUR	2,003,096	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TELECOM ITALIA SPARKLE CZECH S.R.O. (telecommunications services)	PRAGUE (CZECH REPUBLIC)	CZK	6,720,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TELECOM ITALIA SPARKLE EST S.R.L. (telecommunications services)	BUCHAREST (ROMANIA)	RON	3,021,560	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TELECOM ITALIA SPARKLE OF NORTH AMERICA, INC. (telecommunications and promotional services)	NEW YORK (UNITED STATES)	USD	15,550,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TELECOM ITALIA SPARKLE S.p.A. (completion and management of telecommunications services for public and private use)	ROME (ITALY)	EUR	200,000,000	100.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA SPARKLE SINGAPORE PTE. Ltd (telecommunications services)	SINGAPORE	USD	5,121,120	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TELECOM ITALIA SPARKLE OF NORTH AMERICA, INC.

TELECOM ITALIA SPARKLE SLOVAKIA S.R.O. (telecommunications services)	BRATISLAVA (SLOVAKIA)	EUR	300,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TELECOM ITALIA TRUST TECHNOLOGIES S.r.l. (other operations related to non-classified IT services)	POMEZIA ROME (ITALY)	EUR	7,000,000	100.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA VENTURES S.r.l. (investment holding company)	MILAN (ITALY)	EUR	10,000	100.0000		TELECOM ITALIA S.p.A.

TELECONTACT CENTER S.p.A. (telemarketing services)	NAPLES (ITALY)	EUR	3,000,000	100.0000		TELECOM ITALIA S.p.A.

TELEFONIA MOBILE SAMMARINESE S.p.A. (development and management of mobile telecommunications plants and services)	BORGO MAGGIORE (SAN MARINO)	EUR	78,000	51.0000		TELECOM ITALIA SAN MARINO S.p.A.

TELENERGIA S.r.l. (import, export, purchase, sale and trade of electricity)	ROME (ITALY)	EUR	50,000	100.0000		TELECOM ITALIA S.p.A.

TELSY ELETTRONICA E TELECOMUNICAZIONI S.p.A. (production and sale of equipment and systems for crypto telecommunications)	TURIN (ITALY)	EUR	390,000	100.0000		TELECOM ITALIA S.p.A.
TI BELGIUM S.P.R.L. - B.V.B.A (telecommunications services)	BRUSSELS (BELGIUM)	EUR	2,200,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI GERMANY GmbH (telecommunications services)	FRANKFURT (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SWITZERLAND GmbH (telecommunications services)	ZURICH (SWITZERLAND)	CHF	2,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI TELECOM ITALIA (AUSTRIA) TELEKOMMUNIKATIONDIENSTE GmbH (telecommunications services)	VIENNA (AUSTRIA)	EUR	2,735,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TIM Caring S.r.l. (telemarketing)	ROME (ITALY)	EUR	50,000	100.0000		TELECOM ITALIA S.p.A.

TIM REAL ESTATE S.r.l. (real estate management)	MILAN (ITALY)	EUR	50,000	100.0000		TELECOM ITALIA S.p.A.

TIS FRANCE S.A.S. (installation and management of telecommunications services for fixed network and related activities)	PARIS (FRANCE)	EUR	18,295,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TMI - TELEMEDIA INTERNATIONAL Ltd (value-added and networking services)	LONDON (UNITED KINGDOM)	EUR	3,983,254	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TMI TELEMEDIA INTERNATIONAL DO BRASIL Ltda (telecommunications services and promotional services)	SÃO PAULO (BRAZIL)	BRL	8,909,639	100.0000		LATIN AMERICAN NAUTILUS BRASIL PARTICIPAÇÕES Ltda

TRENTINO NGN S.r.l. (design, construction, maintenance and supply of optical network access to users in the province of Trento)	TRENTO (ITALY)	EUR	55,918,000	100.0000		TELECOM ITALIA S.p.A.

BRAZIL BU

INTELIG TELECOMUNICAÇÕES Ltda (telecommunications services)	RIO DE JANEIRO (BRAZIL)	BRL	4,041,956,045	99.9999 0.0001		TIM PARTICIPAÇÕES S.A. TIM CELULAR S.A.

TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A. (investment holding company)	RIO DE JANEIRO (BRAZIL)	BRL	7,169,029,859	99.9999 0.0001		TELECOM ITALIA INTERNATIONAL N.V. TELECOM ITALIA S.p.A.

TIM CELULAR S.A. (telecommunications services)	SÃO PAULO (BRAZIL)	BRL	9,434,215,720	100.0000		TIM PARTICIPAÇÕES S.A.

TIM PARTICIPAÇÕES S.A. (investment holding company)	RIO DE JANEIRO (BRAZIL)	BRL	9,913,414,422	66.5819 0.0329		TIM BRASIL SERVIÇOS E PARTICIPAÇÕESS.A. TIM PARTICIPAÇÕES S.A.

Telecom Italia Group	Note 45
Consolidated Financial Statements	List of companies of the Telecom Italia Group	318

Company name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
MEDIA BU

BEIGUA S.r.l. (purchase, sale and maintenance of systems for repair work and radio and television broadcasting)	ROME (ITALY)	EUR	51,480	100.0000		PERSIDERA S.p.A.

PERSIDERA S.p.A. (purchase, sale and maintenance of systems for repair work and radio and television broadcasting)	ROME (ITALY)	EUR	21,428,572	70.0000		TELECOM ITALIA S.p.A.

TIMB2 S.r.l. (management of television frequency user rights)	ROME (ITALY)	EUR	10,000	99.0000 1.0000		PERSIDERA S.p.A. TELECOM ITALIA S.p.A.

OTHER OPERATIONS

EMSA SERVIZI S.p.A. (in liquidation) (building management integrated services)	ROME (ITALY)	EUR	5,000,000	100.0000		TELECOM ITALIA S.p.A.

OFI CONSULTING S.r.l. (administrative consultancy)	IVREA (TURIN) (ITALY)	EUR	95,000	100.0000		TELECOM ITALIA S.p.A.

OLIVETTI DEUTSCHLAND GmbH (sale of office equipment and supplies)	NURENBERG (GERMANY)	EUR	25,600,000	100.0000		OLIVETTI S.p.A.

OLIVETTI ESPAÑA S.A. (sale and maintenance of office supplies, consultancy and network management)	BARCELONA (SPAIN)	EUR	1,229,309	100.0000		OLIVETTI S.p.A.

OLIVETTI UK Ltd. (sale of office equipment and supplies)	NORTHAMPTON (UNITED KINGDOM)	GBP	6,295,712	100.0000		OLIVETTI S.p.A.

PURPLE TULIP B.V. (investment holding company)	AMSTERDAM (NETHERLANDS)	EUR	18,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.

TELECOM ITALIA CAPITAL S.A. (financial company)	LUXEMBOURG	EUR	2,336,000	100.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA DEUTSCHLAND HOLDING GmbH (investment holding company)	FRANKFURT (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA FINANCE IRELAND Ltd (financial company)	DUBLIN (IRELAND)	EUR	1,360,000,000	100.0000		TELECOM ITALIA FINANCE S.A.

TELECOM ITALIA FINANCE S.A. (financial company)	LUXEMBOURG	EUR	542,090,241	100.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA INTERNATIONAL N.V. (investment holding company)	AMSTERDAM (NETHERLANDS)	EUR	2,399,483,000	100.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA LATAM PARTICIPAÇÕES E GESTÃO ADMINISTRATIVA LTDA (telecommunications and promotional services)	SÃO PAULO (BRAZIL)	BRL	118,925,804	100.0000		TELECOM ITALIA S.p.A.

TIAUDIT COMPLIANCE LATAM S.A. (in liquidation) (internal audit services)	RIO DE JANEIRO (BRAZIL)	BRL	1,500,000	69.9996 30.0004		TELECOM ITALIA S.p.A. TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.

TIERRA ARGENTEA S.A. (investment holding company)	BUENOS AIRES (ARGENTINA)	ARS	11,856,773	69.3702 30.6298		TELECOM ITALIA INTERNATIONAL N.V. TELECOM ITALIA S.p.A.

TIESSE S.c.p.A. (installation and assistance for electronic, IT, telematics and telecommunications equipment)	IVREA (TURIN) (ITALY)	EUR	103,292	61.0000		OLIVETTI S.p.A.

TIM TANK S.r.l. (former Olivetti Gestioni Ivrea) (fund and securities investments)	MILAN (ITALY)	EUR	9,600,000	100.0000		TELECOM ITALIA S.p.A.

SUBSIDIARIES HELD FOR SALE (*)

MICRO SISTEMAS S.A. (telecommunications services)	BUENOS AIRES (ARGENTINA)	ARS	760,000	99.9900 0.0100		TELECOM ARGENTINA S.A. NORTEL INVERSORA S.A.

NORTEL INVERSORA S.A. (investment holding company)	BUENOS AIRES (ARGENTINA)	ARS	68,008,550	78.3784	100.0000	SOFORA TELECOMUNICACIONES S.A.

NUCLEO S.A. (mobile telephony services)	ASUNCIÓN (PARAGUAY)	PYG	146,400,000,000	67.5000		TELECOM PERSONAL S.A.

PERSONAL ENVIOS S.A. (mobile financial services)	ASUNCIÓN (PARAGUAY)	PYG	3,000,000,000	97.0000 2.0000		NUCLEO S.A. TELECOM PERSONAL S.A.

SOFORA TELECOMUNICACIONES S.A. (investment holding company)	BUENOS AIRES (ARGENTINA)	ARS	439,702,000	32.5000 18.5000		TELECOM ITALIA S.p.A. TELECOM ITALIA INTERNATIONAL N.V.

TELECOM ARGENTINA S.A. (telecommunications services)	BUENOS AIRES (ARGENTINA)	ARS	984,380,978	54.7417 1.5463		NORTEL INVERSORA S.A. TELECOM ARGENTINA S.A.

TELECOM ARGENTINA USA Inc. (telecommunications services)	DELAWARE (UNITED STATES)	USD	219,973	100.0000		TELECOM ARGENTINA S.A.

TELECOM PERSONAL S.A. (mobile telephony services)	BUENOS AIRES (ARGENTINA)	ARS	1,552,572,405	99.9923 0.0077		TELECOM ARGENTINA S.A. NORTEL INVERSORA S.A.

(*)	On March 8, 2016, the sale was completed of the companies belonging to the Sofora – Telecom Argentina group.

Telecom Italia Group	Note 45
Consolidated Financial Statements	List of companies of the Telecom Italia Group	319

	Head office	Currency	Share capital	% Ownership		% of voting rights	Held by
ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD
ALFIERE S.p.A. (*)	ROME (ITALY)	EUR	9,250,000	50.0000			TELECOM ITALIA S.p.A.
(real estate management)

AREE URBANE S.r.l. (in liquidation)	MILAN (ITALY)	EUR	100,000	32.6200			TELECOM ITALIA S.p.A.
(real estate management)

ASSCOM INSURANCE BROKERS S.r.l.	MILAN (ITALY)	EUR	100,000	20.0000			TELECOM ITALIA S.p.A.
(insurance brokerage)

BALTEA S.r.l. (in bankruptcy)	IVREA	EUR	100,000	49.0000			OLIVETTI S.p.A.
(production and sale of office products and telecommunications IT services)	(TURIN) (ITALY)

CLOUDESIRE.COM S.r.l.	PISA (ITALY)	EUR	10,857	(**	)		TELECOM ITALIA VENTURES S.r.l.
(design of a marketplace platform for the sale of software-as-a-service applications)

CONSORZIO ANTENNA COLBUCCARO	ASCOLI PICENO (ITALY)	EUR	180,000	22.3300			PERSIDERA S.p.A.
(installation, management and maintenance of metal pylons complete with workstations for device recovery)

CONSORZIO E O (in liquidation)	ROME (ITALY)	EUR	30,987	50.0000			TELECOM ITALIA S.p.A.
(training services)

DONO PER S.C.A.R.L.	ROME (ITALY)	EUR	30,000	33.3333			TELECOM ITALIA S.p.A.
(collection and distribution of funds for charitable purposes or for financing of political parties or political or social movements)

ECO4CLOUD S.r.l.	RENDE	EUR	19,532	(**	)		TELECOM ITALIA VENTURES S.r.l.
(development, production and sale of innovative products and services with high technological value)	(COSENZA) (ITALY)

ITALTEL GROUP S.p.A.	SETTIMO MILANESE	EUR	825,695	34.6845		19.3733	TELECOM ITALIA FINANCE S.A.
(investment holding company)	(MILAN) (ITALY)

ITALTEL S.p.A.	SETTIMO MILANESE	EUR	2,000,000	(**)			TELECOM ITALIA S.p.A.
(telecommunications systems)	(MILAN) (ITALY)

MOVENDA S.p.A.	ROME (ITALY)	EUR	133,333	24.9998			TELECOM ITALIA FINANCE S.A.
(creation of technological platforms for the development of mobile Internet services)

NORDCOM S.p.A.	MILAN (ITALY)	EUR	5,000,000	42.0000			TELECOM ITALIA S.p.A.
(application service provider)

OILPROJECT S.r.l.	MILAN (ITALY)	EUR	13,556	(**	)		TELECOM ITALIA VENTURES S.r.l.
(training)

PEDIUS S.r.l.	ROME (ITALY)	EUR	137	(**	)		TELECOM ITALIA VENTURES S.r.l.
(implementation of specialized telecommunications applications, telecommunications services over telephone connections, VOIP services)

TIGLIO I S.r.l.	MILAN (ITALY)	EUR	5,255,704	47.8019			TELECOM ITALIA S.p.A.
(real estate management)

TIGLIO II S.r.l. (in liquidation)	MILAN (ITALY)	EUR	10,000	49.4700			TELECOM ITALIA S.p.A.
(real estate management)

W.A.Y S.r.l.	TURIN (ITALY)	EUR	136,383	39.9999			TELECOM ITALIA DIGITAL SOLUTIONS S.p.A.
(development and sale of geolocation products and systems for security and logistics)

WIMAN S.r.l.	MATTINATA	EUR	19,275	(**	)		TELECOM ITALIA VENTURES S.r.l.
(development, management and implementation of platforms for social-based Wi-Fi authentication)	(FOGGIA) (ITALY)

OTHER RELEVANT SHAREHOLDERS PURSUANT TO CONSOB RESOLUTION NO. 11971 OF MAY 14, 1999 AS AMENDED

ARMNet S.r.l.	SASSARI (ITALY)	EUR	889	14.5107			TELECOM ITALIA VENTURES S.r.l.
(IT systems)

CEFRIEL S.c.a.r.l.	MILAN (ITALY)	EUR	1,115,595	10.3618			TELECOM ITALIA S.p.A.
(training)

DAHLIA TV S.p.A. (in liquidation)	ROME (ITALY)	EUR	11,318,833	10.0800			TELECOM ITALIA S.p.A.
(pay-per-view services)

EDO.IO S.r.l.	ROME (ITALY)	EUR	720	11.1111			TELECOM ITALIA VENTURES S.r.l.
(analysis, design, development and sale of IT systems)

CONSORZIO ANTENNA MONTECONERO	SIROLO	EUR	16,895	12.5000			PERSIDERA S.p.A.
(installation, management and maintenance of metal pylons complete with workstations for device recovery)	(ANCONA) (ITALY)

CONSORZIO ANTENNA TOLENTINO	RECANATI	EUR	66,000	18.6600			PERSIDERA S.p.A.
(installation, management and maintenance of metal pylons complete with workstations for device recovery)	(MACERATA) (ITALY)

CONSORZIO EMITTENTI RADIOTELEVISIVE	BOLOGNA (ITALY)	EUR	119,309	18.6600			PERSIDERA S.p.A.
(broadcasting activities)

FIN.PRIV. S.r.l.	MILAN (ITALY)	EUR	20,000	14.2900			TELECOM ITALIA S.p.A.
(financial company)

INNAAS S.r.l.	ROME (ITALY)	EUR	108,700	13.0046			TELECOM ITALIA VENTURES S.r.l.
(design, development and sale of high-tech software and hardware)

ITALBIZ.COM Inc.	DELAWARE	USD	4,720	19.5000			TELECOM ITALIA S.p.A.
(Internet services)	(UNITED STATES)

(*)	Joint Venture.
(**)	Associate over which Telecom Italia S.p.A., directly or indirectly, exercises significant influence pursuant to IAS 28 (Investments in Associates and Joint Ventures).

Telecom Italia Group	Note 45
Consolidated Financial Statements	List of companies of the Telecom Italia Group	320

	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
KOPJRA S.r.l.	SCHIO	EUR	13,352	13.4062		TELECOM ITALIA VENTURES S.r.l.
(design, development and sale of high-tech software and hardware)	(VICENZA) (ITALY)

MIX S.r.l.	MILAN (ITALY)	EUR	99,000	10.8500		TELECOM ITALIA S.p.A.
(Internet service provider)

PARCO SCIENTIFICO E TECNOLOGICO DELL’AREA METROPOLITANA DI NAPOLI	NAPLES (ITALY)	EUR	1,678,501	16.4756		TELECOM ITALIA S.p.A.
(design of science parks)

TXN Società Responsabilità Limitata Semplificata	ARIANO IRPINO	EUR	333	14.4991		TELECOM ITALIA VENTURES S.r.l.
(software development)	(AVELLINO) (ITALY)

Telecom Italia Group	Note 45
Consolidated Financial Statements	List of companies of the Telecom Italia Group	321

CERTIFICATION OF THE CONSOLIDATED FINANCIAL STATEMENTS PURSUANT TO ARTICLE 81-TER OF THE CONSOB REGULATION 11971 DATED MAY 14, 1999, WITH AMENDMENTS AND ADDITIONS

1.	We, the undersigned, Giuseppe Recchi, as chairman, Marco Patuano, as Chief Executive Officer, and Piergiorgio Peluso, as Manager responsible for preparing Telecom Italia S.p.A. financial reports, certify, having also considered the provisions of art. 154-bis, paragraphs 3 and 4, of Legislative Decree 58 of February 24, 1998:

•	the adequacy in relation to the characteristics of the company and

•	the effective application

of the administrative and accounting procedures used in the preparation of the consolidated financial statements for the 2015 fiscal year.

2.	Telecom Italia has adopted the Internal Control – Integrated Framework Model (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission, as its framework for the establishment and assessment of its internal control system, with particular reference to the internal controls for the preparation of the financial statements.

3.	The undersigned also certify that:

3.1	Consolidated Financial Statements at December 31, 2015:

a)	are prepared in conformity with international accounting principles adopted by the European Union pursuant to EC regulation 1606/2002 of the European Parliament and Council of July 19, 2002 (International Financial Reporting Standards – IFRS) as well as the legislative and prescribed provisions in force in Italy also with reference to the measures enacted for the implementation of art. 9 of Legislative Decree 38 of February 28, 2005;

b)	agree with the results of the accounting records and entries;

c)	provide a true and fair view of the financial condition, the results of operations and the cash flows of the Company and its consolidated subsidiaries;

3.2	the report on operations contains a reliable operating and financial review of the Company and of the Group, as well as a description of their exposure to the main risks and uncertainties.

March 17, 2016

The Chairman	The Chief Executive Officer	The Manager Responsible for Preparing the Company’s Financial Reports

/signed/	/signed/	/signed/
Giuseppe Recchi	Marco Patuano	Piergiorgio Peluso

Telecom Italia Group
Consolidated Financial Statements	Certification of the consolidated financial statements	322

INDEPENDENT AUDITORS REPORT IN ACCORDANCE WITH ARTICLES 14 AND 16 OF LEGISLATIVE DECREE 39 OF 27 JANUARY 2010

To the shareholders of

Telecom Italia SpA

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Telecom Italia Group, which comprise the statement of financial position as of 31 December 2015, the income statement, the statement of comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, a summary of significant accounting policies and other explanatory notes.

Directors responsibility for the consolidated financial statements

The directors of Telecom Italia SpA are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree 38/2005.

Auditors responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing (ISA Italia) drawn up pursuant to article 11, paragraph 3, of Legislative Decree 39 of 27 January 2010. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing audit procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The audit procedures selected depend on the auditor professional judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity preparation of consolidated financial statements that give a true and fair view, to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers SpA

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www.pwc.com/it

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Telecom Italia Group as of 31 December 2015 and of the result of its operations and cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree 38/2005.

Report on compliance with other laws and regulations

Opinion on the consistency with the consolidated financial statements of the report on operations and of certain information set out in the report on corporate governance and ownership structure

We have performed the procedures required under auditing standard 720B (SA Italia) to express an opinion, as required by law, on the consistency of the report on operations and of the information set out in the report on corporate governance and ownership structure referred to in article 123-bis, paragraph 4, of Legislative Decree 58/98, which are the responsibility of the directors of Telecom Italia SpA, with the consolidated financial statements of the Telecom Italia Group as of 31 December 2015. In our opinion, the report on operations and the information in the report on corporate governance and ownership structure mentioned above are consistent with the consolidated financial statements of the Telecom Italia Group as of 31 December 2015.

Milan, 4 April 2016

PricewaterhouseCoopers SpA

Signed by

Francesco Ferrara

(Partner)

This report has been translated into English from the Italian original solely for the convenience of international readers

CONTENTS

TELECOM ITALIA S.P.A. SEPARATE FINANCIAL STATEMENTS

STATEMENTS OF FINANCIAL POSITION

Assets

(euros)			note	12/31/2015	of which related parties	12/31/2014	of which related parties
Non-current assets
Intangible assets
Goodwill			3)	27,026,739,756		28,424,444,756

Intangible assets with a finite useful life			4)	4,076,393,484		4,014,627,650

				31,103,133,240		32,439,072,406

Tangible assets			5)
Property, plant and equipment owned				9,556,430,623		9,268,463,987

Assets held under finance leases				1,974,591,411		842,004,585

				11,531,022,034		10,110,468,572

Other non-current assets
Investments			6)	7,805,358,097		9,242,735,472

Non-current financial assets			7)	2,377,126,782	702,208,000	1,923,956,210	558,259,000

Miscellaneous receivables and other non-current assets			8)	1,256,153,431	61,402,000	1,012,505,731	30,438,000

Deferred tax assets			9)	778,730,608		727,500,482

				12.217.368.918		12,906,697,895

Total Non-current assets	(a	)		54,851,524,192		55,456,238,873

Current assets

Inventories			10)	125,317,471		111,391,175

Trade and miscellaneous receivables and other current assets			11)	3,689,780,857	320,821,000	3,492,161,713	258,826,000

Current income tax receivables			9)	126,868,259		79,158,719

Current financial assets

Securities other than investments, financial receivables and other current financial assets				1,031,076,585	606,394,000	1,104,546,055	591,454,000

Cash and cash equivalents				916,349,104	186,788,000	1,305,350,185	158,006,000

			7)	1,947,425,689		2,409,896,240

Current assets sub-total				5,889,392,276		6,092,607,847

Discontinued operations/Non-current assets held for sale			12)	1,202		1,202

Total Current assets	(b	)		5,889,393,478		6,092,609,049

Total Assets	(a+b	)		60,740,917,670		61,548,847,922

Telecom Italia S.p.A. Separate Financial Statements	Statements of Financial Position	327

Equity and Liabilities

(euros)			note	12/31/2015	of which related parties	12/31/2014	of which related parties
Equity			13)
Share capital issued				10,740,236,909		10,723,391,862

less: Treasury shares				(20,719,608)		(20,719,608)

Share capital				10,719,517,301		10,702,672,254

Additional Paid-in capital				1,730,973,381		1,725,009,329

Legal reserve				2,144,698,002		2,137,749,211

Other reserves
Revaluation reserve pursuant to Law 413/91				—		—

Reserve for remeasurements of employee defined benefit plans (IAS 19)				(69,652,277)		(77,779,956)

Other				1,678,922,440		1,382,369,703

Total Other reserves				1,609,270,163		1,304,589,747

Retained earnings (accumulated losses), including profit (loss) for the year				(93,408,946)		636,281,666

Total Equity	(c	)		16,111,049,900		16,506,302,207

Non-current liabilities
Non-current financial liabilities			14)	30,742,826,731	9,961,297,000	30,010,250,903	8,603,643,000

Employee benefits			19)	1,278,333,145		910,416,936

Deferred tax liabilities			9)	2,343,384		2,094,473

Provisions			19)	324,032,134		483,414,878

Miscellaneous payables and other non-current liabilities			21)	600,427,774	21,484,000	358,824,078	24,274,000

Total Non-current liabilities	(d	)		32,947,963,168		31,765,001,268

Current liabilities
Current financial liabilities			14)	5,637,064,992	2,593,965,000	7,746,580,714	4,629,088,000

Trade and miscellaneous payables and other current liabilities			22)	5,974,783,249	684,963,000	5,530,945,021	676,528,000

Current income tax payables			9)	70,056,361		18,712

Current liabilities sub-total				11,681,904,602		13,277,544,447

Liabilities directly associated with Discontinued operations/Non-current assets held for sale			12)	—		—

Total Current Liabilities	(e	)		11,681,904,602		13,277,544,447

Total Liabilities	(f=d+e	)		44,629,867,770		45,042,545,715

Total Equity and Liabilities	(c+f	)		60,740,917,670		61,548,847,922

Telecom Italia S.p.A. Separate Financial Statements	Statements of Financial Position	328

SEPARATE INCOME STATEMENTS

(euros)	note	Year 2015	of which related parties	Year 2014	of which related parties
Revenues	24)	13,796,835,227	460,306,000	14,153,377,674	393,034,000

Other income	25)	252,084,411	20,831,000	273,976,447	21,666,000

Total operating revenues and other income		14,048,919,638		14,427,354,121

Acquisition of goods and services	26)	(5,385,826,812)	(1,169,621,000)	(5,093,686,725)	(1,000,405,000)

Employee benefits expenses	27)	(2,768,903,725)	(88,155,000)	(2,276,877,885)	(90,954,000)

Other operating expenses	28)	(960,000,488)	(1,262,000)	(531,860,350)	(733,000)

Change in inventories	29)	13,926,296		(42,536,078)

Internally generated assets	30)	318,100,386		256,175,572

Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)		5,266,215,295		6,738,568,655

of which: impact of non-recurring items	38)	(1,021,156,000)		(8,693,000)

Depreciation and amortization	31)	(3,083,295,900)		(3,189,885,664)

Gains (losses) on disposals of non-current assets	32)	4,739,241		30,869,196

Impairment reversals (losses) on non-current assets	33)	—		—

Operating profit (loss) (EBIT)		2,187,658,636		3,579,552,187

of which: impact of non-recurring items	38)	(1,021,156,000)		29,021,000

Income/(expenses) from investments	34)	(132,511,558)	2,029,049,000	(120,014,559)	661,000

Finance income	35)	2,120,909,688	641,717,000	2,434,797,620	810,626,000

Finance expenses	35)	(4,545,700,579)	(2,080,775,000)	(4,595,248,199)	(2,285,466,000)

Profit (loss) before tax from continuing operations		(369,643,813)		1,299,087,049

of which: impact of non-recurring items	38)	(1,136,019,000)		29,012,000

Income tax expense	9)	(96,170,189)		(669,673,254)

Profit (loss) from continuing operations		(465,814,002)		629,413,795

of which: impact of non-recurring items	38)	(826,716,000)		18,408,000

Profit (loss) from Discontinued operations/Non-current assets held for sale	12)	9,342,486		6,867,871

Profit (loss) for the year		(456,471,516)		636,281,666

of which: impact of non-recurring items	38)	(826,716,000)		18,408,000

Telecom Italia S.p.A. Separate Financial Statements	Separate Income Statements	329

STATEMENTS OF COMPREHENSIVE INCOME

Note 13

(euros)			Year 2015	Year 2014
Profit (loss) for the year	(a	)	(456,471,516)	636,281,666

Other components of the Statements of Comprehensive Income
Other components that will not be reclassified subsequently to Separate Income Statements
Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)			14,721,551	(186,028,304)

Net fiscal impact			(6,593,872)	51,157,783

			8,127,679	(134,870,520)

Total other components that will not be reclassified subsequently to Separate Income Statements	(b	)	8,127,679	(134,870,520)

Other components that will be reclassified subsequently to Separate Income Statements
Available-for-Sale financial assets
Profit (loss) from fair value adjustments			(71,019,983)	66,712,046

Loss (profit) transferred to the Separate Income Statements
Net fiscal impact			21,830,289	(18,136,070)

	(c	)	(49,189,694)	48,575,976

Hedging instruments:
Profit (loss) from fair value adjustments			550,488,569	(489,125,959)

Loss (profit) transferred to the Separate Income Statements			(296,540,000)	(233,951,000)

Net fiscal impact			(109,494,060)	198,846,164

	(d	)	144,454,509	(524,230,795)

Total other components that will be reclassified subsequently to Separate Income Statements	(e = c+d	)	95,264,815	(475,654,819)

Total other components of the Statement of Comprehensive Income	(f= b+e	)	103,392,494	(610,525,340)

Total comprehensive income (loss) for the year	(a+f	)	(353,079,022)	25,756,326

Telecom Italia S.p.A. Separate Financial Statements	Statements of Comprehensive Income	330

STATEMENTS OF CHANGES IN EQUITY

Changes in Equity from January 1 to December 31, 2014

(euros)	Share capital	Additional Paid-in capital	Reserve for available-for- sale financial assets	Reserve for cash flow hedges	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Other reserves and retained earnings (accumulated losses), including profit (loss) for the year	Total Equity
Balance at December 31, 2013	10,673,020,694	1,703,983,677	25,213,679	(652,405,547)	129,439,138	4,700,541,806	16,579,793,447

Changes in equity during the year
Dividends approved						(165,718,318)	(165,718,318)

Total comprehensive income (loss) for the year			48,575,976	(524,230,795)	(134,870,520)	636,281,666	25,756,326

Issue of equity instruments	29,651,559	21,025,651				12,566,646	63,243,856

Other changes					(72,348,574)	75,575,469	3,226,895

Balance at December 31, 2014	10,702,672,253	1,725,009,328	73,789,655	(1,176,636,342)	(77,779,956)	5,259,247,269	16,506,302,207

Changes in Equity from January 1 to December 31, 2015 - Note 13

(euros)	Share capital	Additional Paid-in capital	Reserve for available-for- sale financial assets	Reserve for cash flow hedges	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Other reserves and retained earnings (accumulated losses), including profit (loss) for the year	Total Equity
Balance at December 31, 2014	10,702,672,253	1,725,009,328	73,789,655	(1,176,636,342)	(77,779,956)	5,259,247,269	16,506,302,207

Changes in equity during the year
Dividends approved						(165,718,318)	(165,718,318)

Total comprehensive income (loss) for the year			(49,189,694)	144,454,509	8,127,679	(456,471,516)	(353,079,022)

Merger of Telecom Italia Media S.p.A. with Telecom Italia S.p.A.	7,392,541	5,964,052				(87,382,034)	(74,025,441)

Convertible bond issue maturing 2022 - equity component						186,368,640	186,368,640

Issue of equity instruments	9,452,506					530,686	9,983,192

Other changes						1,218,642	1,218,642

Balance at December 31, 2015	10,719,517,300	1,730,973,380	24,599,961	(1,032,181,833)	(69,652,277)	4,737,793,369	16,111,049,900

Telecom Italia S.p.A. Separate Financial Statements	Statements of Changes in Equity	331

STATEMENTS OF CASH FLOWS

(thousands of euros)			note	Year 2015	Year 2014
Cash flows from operating activities:
Profit (loss) from continuing operations				(465,815)	629,414

Adjustments for:
Depreciation and amortization				3,083,296	3,189,886

Impairment losses (reversals) on non-current assets (including investments)				2,481,380	132,640

Net change in deferred tax assets and liabilities				(144,351)	64,605

Losses (gains) realized on disposals of non-current assets (including investments)				(332,809)	(30,860)

Change in employee benefits				378,977	(48,221)

Change in inventories				(14,945)	42,535

Change in trade receivables and net amounts due from customers on construction contracts				19,359	(103,157)

Change in trade payables				236,503	(111,944)

Net change in current income tax receivables/payables				23,204	332,387

Net change in miscellaneous receivables/payables and other assets/liabilities				(126,369)	(396,167)

Cash flows from (used in) operating activities	(a	)		5,138,430	3,701,118

Cash flows from investing activities:
Purchase of intangible assets			4)	(1,400,150)	(970,916)

Purchase of tangible assets			5)	(3,431,419)	(1,722,211)

Total purchase of intangible and tangible assets on an accrual basis (*)				(4,831,569)	(2,693,127)

Change in amounts due to fixed asset suppliers				1,182,521	(359,856)

Total purchase of intangible and tangible assets on a cash basis				(3,649,048)	(3,052,983)

Acquisitions/disposals of control of subsidiaries or other businesses, net of cash acquired/disposed of			6)	20,743	(563)

Acquisitions/disposals of other investments				(110,612)	(43,085)

Change in financial receivables and other financial assets				(349,033)	336,515

Proceeds received from the sale of investments in subsidiaries				854,096	—

Proceeds from sale/repayment of intangible, tangible and other non-current assets				41,085	86,393

Cash flows from (used in) investing activities	(b	)		(3,192,769)	(2,673,723)

Cash flows from financing activities
Change in current financial liabilities and other				(2,154,357)	2,295,341

Proceeds from non-current financial liabilities (including current portion)				7,609,107	4,411,118

Repayments of non-current financial liabilities (including current portion)				(8,257,121)	(7,518,551)

Share capital proceeds/reimbursements				186,369	9,062

Dividends paid (*)				(165,680)	(165,700)

Cash flows from (used in) financing activities	(c	)		(2,781,682)	(968,730)

Cash flows from (used in) Discontinued operations/Non-current assets held for sale(d)				—	6,868

Aggregate cash flows	(e=a+b+c+d	)		(836,021)	65,533

Net cash and cash equivalents at beginning of the year	(f	)		1,036,044	970,511

Net cash and cash equivalents at end of the year	(g=e+f	)		200,023	1,036,044

(*)	of which related parties

(thousands of euros)	Year 2015	Year 2014
Total purchase of intangible and tangible assets on an accrual basis	633,769	596,140

Dividends paid	—	—

Telecom Italia S.p.A. Separate Financial Statements	Statements of Cash Flows	332

Additional Cash Flow Information

(thousands of euros)	Year 2015	Year 2014
Income taxes (paid) received	(253,288)	(352,346)

Interest expense paid	(5,002,268)	(4,928,448)

Interest income received	3,471,668	3,230,174

Dividends received	2,013,095	12,030

Analysis of Net Cash and Cash Equivalents

(thousands of euros)	Year 2015	Year 2014
Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents	1,305,350	1,283,726

Bank overdrafts repayable on demand	(269,306)	(313,215)

	1,036,044	970,511

Net cash and cash equivalents at end of the year:
Cash and cash equivalents	916,348	1,305,350

Bank overdrafts repayable on demand	(716,325)	(269,306)

	200,023	1,036,044

Telecom Italia S.p.A. Separate Financial Statements	Statements of Cash Flows	333

NOTE 1

FORM, CONTENT AND OTHER GENERAL INFORMATION

FORM AND CONTENT

Telecom Italia is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy.

The registered offices of Telecom Italia S.p.A. are located in Milan in 1 Via Gaetano Negri, Italy.

The duration of Telecom Italia S.p.A., as stated in the company’s bylaws, extends until December 31, 2100.

Telecom Italia S.p.A. operates in Italy in the fixed and mobile telecommunications sector.

The Telecom Italia S.p.A. separate financial statements for the year ended December 31, 2015 have been prepared on a going concern basis (for further details see Note “Accounting policies”) and in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board (designated as “IFRS”), as well as the laws and regulations in force in Italy (particularly the measures enacted implementing art. 9 of Legislative Decree 38 of February 28, 2005).

In particular, in 2015, Telecom Italia S.p.A. applied the accounting policies on a basis consistent with those of the previous years, except for the new standards and interpretations adopted since January 1, 2015 and described below.

The separate financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets held for trading and derivative financial instruments which have been measured at fair value. The carrying amounts of hedged assets and liabilities have been adjusted to reflect the changes in fair value of the hedged risks (fair value hedge).

In accordance with IAS 1 (Presentation of Financial Statements) comparative information included in the consolidated financial statements is, unless otherwise indicated, that of the preceding years.

The statements of financial position, the separate income statements, the statements of comprehensive income and the statements of changes in equity are presented in euros (without cents), the statements of cash flows in thousands of euros and the notes to these separate financial statements in millions of euros, unless otherwise indicated.

Publication of the Telecom Italia S.p.A. separate financial statements for the year ended December 31, 2015 was approved by resolution of the Board of Directors’ meeting held on March 17, 2016.

However, final approval of the Telecom Italia S.p.A. separate financial statements rests with the shareholders’ meeting.

FINANCIAL STATEMENT FORMATS

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

•	the separate statement of financial position has been prepared by classifying assets and liabilities according to “current and non-current” criterion;

•	the separate income statement has been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Company, conforms to internal reporting and is in line with Telecom Italia Group’s industrial sector.

In addition to EBIT or Operating profit (loss), the separate income statement includes the alternative performance measure of EBITDA or Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets.

Telecom Italia S.p.A. Separate Financial Statements	Note 1 Form, content and other general information	334

In particular, besides EBIT, EBITDA is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of Telecom Italia S.p.A. EBIT and EBITDA are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Income (Expenses) from investments
EBIT - Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

•	the statement of comprehensive income includes the profit or loss for the year as shown in the separate consolidated income statement and all other non-owner changes in equity;

•	the statement of cash flows has been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

Furthermore, as required by Consob Resolution 15519 of July 27, 2006, in the separate income statement, income and expenses relating to transactions, which by nature do not occur during normal operation (non-recurring transactions) have been specifically identified and their impact has been shown separately, when they are significant. Specifically, non-recurring income/(expenses) include, for instance: income/expenses arising from the sale of properties, plant and equipment, business segments and investments; expenses stemming from company reorganization and streamlining processes and projects, also in connection with corporate transactions (mergers, spin-offs, etc.); expenses resulting from litigation and regulatory fines and related liabilities; other provisions and related reversals; costs for the settlement of disputes; and impairment losses on goodwill and/or other intangible and tangible assets).

Also in reference to the above Consob resolution, the amounts of the balances or transactions with related parties have been shown separately in the statements of financial position, the separate income statements and the statements of cash flows.

Telecom Italia S.p.A. Separate Financial Statements	Note 1 Form, content and other general information	335

NOTE 2

ACCOUNTING POLICIES

GOING CONCERN

The separate financial statements for the year ended December 31, 2015 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia S.p.A. will continue its operational activities in the foreseeable future (and in any event for a time horizon of at least twelve months).

In particular, consideration has been given to the following factors:

•	the main risks and uncertainties (that are for the most part of an external nature) to which Telecom Italia is exposed:

•	changes in the general macroeconomic condition in the Italian market;

•	variations in business conditions, also related to competition;

•	changes to laws and regulations (price and rate variations);

•	outcomes of legal disputes and proceedings with regulatory authorities, competitors and other parties;

•	financial risks (interest rate and/or exchange rate trends, changes in the Group’s credit rating by rating agencies);

•	the optimal mix between risk capital and debt capital as well as the policy for the remuneration of risk capital, described in the paragraph “Share capital information” under the Note “Equity”;

•	the policy for financial risk management (market risk, credit risk and liquidity risk) described in the Note “Financial risk management”.

Based on these factors, the Management believes that, at the present time, there are no elements of uncertainty regarding the Group’s ability to continue as a going concern.

INTANGIBLE ASSETS

Goodwill

Under IFRS 3 (Business Combinations), goodwill is recognized as of the acquisition date (through merger or contribution) of companies or business segments and is measured as the difference between the consideration transferred (measured in accordance with IFRS 3, which is generally recognized on the basis of the acquisition date fair value), and the acquisition date fair value of the identifiable assets acquired net of the identifiable liabilities assumed.

Goodwill is classified in the statement of financial position as an intangible asset with an indefinite useful life whereas any gain from a bargain purchase or negative goodwill is recognized in the separate income statement.

Development costs

Costs incurred internally for the development of new products and services represent either intangible assets (mainly costs for software development) or tangible assets. Such costs are capitalized only when all the following conditions are satisfied: i) the cost attributable to the development phase of the asset can be measured reliably, ii) there is the intention, the availability of financial resources and the technical ability to complete the asset and make it available for use or sale and iii) it can be demonstrated that the asset will be able to generate future economic benefits.

Capitalized development costs comprise only expenditures that can be attributed directly to the development process for new products and services.

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Capitalized development costs are amortized systematically over the estimated product or service life so that the amortization method reflects the way which the asset’s future economic benefits are expected to be consumed by the entity.

Other intangible assets with a finite useful life

Other purchased or internally-generated intangible assets with a finite useful life are recognized as assets, in accordance with IAS 38 (Intangible Assets), where it is probable that the use of the asset will generate future economic benefits and where the cost of the asset can be measured reliably.

Such assets are recorded at purchase or production cost and amortized on a straight-line basis over their estimated useful lives; the amortization rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the separate consolidated income statement prospectively. For a small portion of mobile offerings, the Company capitalizes directly attributable subscriber acquisition costs, currently mainly consisting of commissions for the sales network, when the following conditions are met:

•	the capitalized costs can be measured reliably;

•	there is a contract binding the customer for a specific period of time;

•	it is probable that the amount of the capitalized costs will be recovered through the revenues generated by the services contractually provided, or, where the customer withdraws from the contract in advance, through the collection of a penalty.

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the foreseen minimum period of the underlying contract (24-30 months).

In all other cases, subscriber acquisition costs are expensed when incurred.

TANGIBLE ASSETS

Property, plant and equipment owned

Property, plant and equipment owned is stated at acquisition or production cost. Subsequent expenditures are capitalized only if they increase the future economic benefits embodied in the related item of property, plant and equipment. All other expenditures are expensed as incurred.

Cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized at its present value as a provision in the statement of financial position. These capitalized costs are depreciated and charged to the separate consolidated income statement over the useful life of the related tangible assets.

The recalculation of estimates for dismantling costs, discount rates and the dates in which such costs are expected to be incurred is reviewed annually, at each financial year-end. Changes in the above liability must be recognized as an increase or decrease of the cost of the relative asset; the amount deducted from the cost of the asset must not exceed its carrying amount. The excess if any, should be recorded immediately in the separate consolidated income statement, conventionally under the line item “Depreciation”.

Depreciation of property, plant and equipment owned is calculated on a straight-line basis over the estimated useful life of the assets. The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the separate consolidated income statement prospectively.

Land, including land pertaining to buildings, is not depreciated.

Assets held under finance leases

Assets held under finance leases, in which substantially all the risks and rewards of ownership are transferred to the Company, are initially recognized as assets of the Group at fair value or, if lower, at the present value of the minimum lease payments, including bargain purchase options. The corresponding liability due to the lessor is included in the statement of financial position under financial liabilities.

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Lease payments are apportioned between interest (recognized in the separate income statement) and principal (recognized as a deduction from liabilities). This split is determined so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Furthermore, gains realized on sale and leaseback transactions that are recorded under finance lease contracts are deferred over the lease term.

The depreciation policy for depreciable assets held under finance leases is consistent with that for depreciable assets that are owned. If there is no reasonable certainty over the acquisition of the ownership of the asset at the end of the lease period, assets held under finance leases are depreciated over the shorter of the lease term and their useful lives.

Leases where the lessor retains substantially all the risks and rewards of ownership of the assets are accounted for as operating leases. Operating lease rentals are charged to the separate consolidated income statement on a straight-line basis over the lease term.

When a lease includes both land and buildings elements, an entity assesses the classification of each element as a finance or an operating lease separately.

CAPITALIZED BORROWING COSTS

Under IAS 23 (Borrowing Costs), Telecom Italia S.p.A. capitalizes borrowing costs only if they are directly attributable to the acquisition, construction or production of a qualifying asset, that is an asset that takes a substantial period of time (conventionally more than 12 months) to get ready for its intended use or sale.

Capitalized borrowing costs are recorded in the separate consolidated income statement and deducted from the “finance expense” line item to which they relate.

IMPAIRMENT OF INTANGIBLE AND TANGIBLE ASSETS

Goodwill

Goodwill is tested for impairment at least annually or more frequently whenever events or changes in circumstances indicate that goodwill may be impaired, as set forth in IAS 36 (Impairment of Assets); however, when the conditions that gave rise to an impairment loss no longer exist, the original amount of goodwill is not reinstated.

The test is generally conducted at the end of every year so the date of testing is the year-end closing date of the financial statements. Goodwill acquired and allocated during the year is tested for impairment at the end of the year in which the acquisition and allocation took place.

To test for impairment, goodwill is allocated at the date of acquisition to each cash-generating unit or group of cash-generating units which is expected to benefit from the acquisition.

If the carrying amount of the cash-generating unit (or group of cash-generating units) exceeds the recoverable amount, an impairment loss is recognized in the separate income statement. The impairment loss is first recognized as a deduction of the carrying amount of goodwill allocated to the cash-generating unit (or group of cash-generating units) and then only applied to the other assets of the cash-generating unit in proportion to their carrying amount, up to the recoverable amount of the assets with a finite useful life. The recoverable amount of a cash-generating unit (or group of cash-generating units) to which goodwill is allocated is the higher of fair value less costs to sell and its value in use.

In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The future cash flows are those arising from an explicit time horizon between three and five years as well as those extrapolated to estimate the terminal value. The long-term growth rate used to estimate the terminal value of the cash-generating unit (or group of cash-generating units) is assumed not to be higher than the average long-term growth rate of the segment or market in which the cash-generating unit (or group of cash-generating units) operates.

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Future cash flows are estimated by referring to the current operating conditions of the cash generating unit (or of a group of cash-generating units) and, therefore, do not include either benefits originating from future restructuring for which the entity is not yet committed, or future investments for the improvement or optimization of the cash-generating unit.

For the purpose of calculating impairment, the carrying amount of the cash-generating unit is established based on the same criteria used to determine the recoverable amount of the cash generating unit, excluding surplus assets (that is, financial assets, deferred tax assets and net non-current assets held for sale).

After conducting the goodwill impairment test for the cash-generating unit (or groups of cash-generating units), a second level of impairment testing is carried out which includes the corporate assets which do not generate positive cash flows and which cannot be allocated by a reasonable and consistent criterion to the single units. At this second level, the total recoverable amount of all cash-generating units (or groups of cash-generating units) is compared to the carrying amount of all cash-generating units (or groups of cash-generating units), including also those cash-generating units to which no goodwill was allocated, and the corporate assets.

Intangible and tangible assets with a finite useful life

At every closing date, the Company assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, trend in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Company over market capitalization.

When indicators of impairment exist, the carrying amount of the assets is reduced to the recoverable amount. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Impairment losses are recognized in the separate income statement.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized as income in the separate consolidated income statement.

FINANCIAL INSTRUMENTS

Investments in subsidiaries, associates and joint ventures

Investments in subsidiaries, associates and joint ventures are measured at cost adjusted by impairment losses. When there is objective evidence of an impairment, recoverability is verified by comparing the carrying amount of the investment against its recoverable amount consisting of the greater of fair value, net of disposal costs, and value in use.

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Other investments

Other investments (other than those in subsidiaries, associates and joint ventures) are classified as non-current or current assets if they will be kept in the Company’s portfolio for a period of more or not more than 12 months, respectively.

Upon acquisition, investments are classified in the following categories:

•	“available-for-sale financial assets”, as non-current or current assets;

•	“financial assets at fair value through profit or loss”, as current assets held for trading.

Other investments classified as “available-for-sale financial assets” are measured at fair value; changes in the fair value of these investments are recognized in a specific equity reserve under the other components of the statement of comprehensive income (Reserve for available-for-sale financial assets) until the financial asset is disposed of or impaired, at which time the equity reserve is reversed to the separate consolidated income statement.

Other unlisted investments classified as “available-for-sale financial assets” whose fair value cannot be measured reliably are measured at cost adjusted by any impairment losses which are recognized in the separate consolidated income statement, as required by IAS 39 (Financial instruments: recognition and measurement).

Impairment losses recognized on other investments classified as “available-for-sale financial assets” are not reversed.

Changes in the value of other investments classified as “financial assets at fair value through profit or loss” are recognized directly in the separate consolidated income statement.

Securities other than investments

Securities other than investments classified as non-current assets are those held to maturity. The assets are recorded on the trade date and, on initial recognition, are stated at acquisition cost, including transaction costs, and subsequently measured at amortized cost. Amortized cost represents the initial cost of the financial instrument net of principal repayments received, adjusted (up or down) by the amortization of any differences between the initial amount and the maturity amount using the effective interest method, less any write-down for impairment or uncollectibility, if any.

Securities other than investments classified as current assets are those that, by decision of the directors, are intended to be kept in the Company’s portfolio for a period of not more than 12 months, and are included in the following categories:

•	held to maturity (originally more than 3 months but less than 12 months, or, with an original maturity of more than 12 months but the remaining maturity at the date of purchase is more than 3 months but less than 12 months) and measured at amortized cost;

•	held for trading and measured at fair value through profit or loss;

•	available-for-sale and measured at fair value with a contra-entry to an equity reserve (Reserve for available-for-sale financial assets) which is reversed to the separate income statement when the financial asset is disposed of or impaired.

•	When the conditions that gave rise to impairment losses on securities other than investments held to maturity or classified as “available-for-sale financial assets” no longer exist, the impairment losses are reversed.

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Receivables and loans

Receivables and loans classified as either non-current or current assets are initially recognized at fair value and subsequently measured at amortized cost.

Cash and cash equivalents

Cash and cash equivalents are recorded, according to their nature, at nominal value or amortized cost.

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of change in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months.

Impairment of financial assets

At every closing date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the separate income statement for financial assets measured at cost or amortized cost; for “available-for-sale financial assets” reference should be made to the accounting policy described above.

Financial liabilities

Financial liabilities comprise financial debt, including advances received on the assignment of accounts receivable, and other financial liabilities such as derivatives and finance lease obligations.

In accordance with IAS 39, they also include trade and other payables.

Financial liabilities other than derivatives are initially recognized at fair value and subsequently measured at amortized cost.

Financial liabilities hedged by derivative instruments designed to manage exposure to changes in fair value of the liabilities (fair value hedge derivatives) are measured at fair value in accordance with the hedge accounting principles of IAS 39. Gains and losses arising from re-measurement at fair value, to the extent of the hedged component, are recognized in the separate income statement and are offset by the effective portion of the gain or loss arising from re-measurement at fair value of the hedging instrument.

Financial liabilities hedged by derivative instruments designed to manage exposure to variability in cash flows (cash flow hedge derivatives) are measured at amortized cost in accordance with the hedge accounting principles of IAS 39.

Derivatives

Derivatives are used by the Company to manage its exposure to exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within pre-established operational limits.

In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when:

•	at the inception of the hedge, the hedging relationship is formally designated and documented;

•	the hedge is expected to be highly effective;

•	its effectiveness can be reliably measured;

•	the hedge is highly effective throughout the financial reporting periods for which it is designated.

All derivative financial instruments are measured at fair value in accordance with IAS 39.

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When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

•	Fair value hedge – Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of an asset or liability due to a particular risk, the gain or loss from re-measuring the hedging instrument at fair value is recognized in the separate income statement. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the separate income statement.

•	Cash flow hedge – Where a derivative financial instrument is designated as a hedge of the exposure to variability in cash flows of an asset or liability or a highly probable forecasted transaction, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in a specific equity reserve (Reserve for cash flow hedges). The cumulative gain or loss is removed from equity and recognized in the separate income statement at the same time the hedged transaction affects the separate income statement. The gain or loss associated with the ineffective portion of a hedge is recognized in the separate income statement immediately. If the hedged transaction is no longer probable, the cumulative gains or losses included in the equity reserve are immediately recognized in the separate income statement.

If hedge accounting is not appropriate, gains or losses arising from the measurement of the fair value of derivative financial instruments are directly recognized in the separate income statement.

SALES OF RECEIVABLES

Telecom Italia S.p.A. carries out sales of receivables under factoring arrangements in accordance with Law 52/1991. These sales, in the majority of cases, are characterized by the transfer of substantially all the risks and rewards of ownership of the receivables to third parties, therefore meeting the requirements of IFRS 39 for derecognition. Specific servicing contracts, through which the buyer confers a mandate to Telecom Italia S.p.A. for the collection and management of the receivables, leave the current Company/customer relationship unaffected.

AMOUNTS DUE FROM CUSTOMERS ON CONSTRUCTION CONTRACTS

Amounts due from customers on construction contracts, regardless of the duration of the contracts, are recognized in accordance with the percentage of completion method and classified under current assets. Losses on such contracts, if any, are recorded in full in the separate consolidated income statement when they become known.

INVENTORIES

Inventories are measured at the lower of purchase and production cost and estimated realizable value; cost is determined on a weighted average basis. Provision is made for obsolete and slow-moving inventories based on their expected future use and estimated realizable value.

NON-CURRENT ASSETS HELD FOR SALE/DISCONTINUED OPERATIONS

Non-current assets (or disposal groups) whose carrying amount will mainly be recovered through sale, rather than through ongoing use, are classified as held for sale and shown separately in the statement of financial position from other assets and liabilities. The corresponding amounts for the previous period are not reclassified in the statement of financial position.

An operating asset sold (Discontinued Operations) is a component of an entity that has been disposed of or classified as held for sale and:

•	represents a major line of business or geographical area of operations;

•	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•	is a subsidiary acquired exclusively with a view to resale.

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The results arising from Discontinued Operations – whether disposed of or classified as held for sale – are shown separately in the separate income statement, net of tax effects. The corresponding values for the previous periods, where present, are reclassified and reported separately in the separate income statement, net of tax effects, for comparative purposes.

Non-current assets (or disposal groups) classified as held for sale are first recognized in compliance with the appropriate IFRS applicable to the specific assets and liabilities and subsequently measured at the lower of the carrying amount and the fair value, less costs to sell.

Any subsequent impairment losses are recognized as a direct adjustment to the non-current assets (or disposal groups) classified as held for sale and expensed in the separate income statement.

An entity shall recognize a gain for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

EMPLOYEE BENEFITS

Provision for employee severance indemnity

Employee severance indemnity, mandatory pursuant to art. 2120 of the Italian Civil Code, is deferred compensation and is based on the employees’ years of service and the compensation earned by the employee during the service period.

Under IAS 19 (Employee Benefits), the employee severance indemnity as calculated is considered a “Defined benefit plan” and the related liability recognized in the statement of financial position (Provision for employee severance indemnities) is determined by actuarial calculations.

The remeasurements of actuarial gains and losses are recognized in other components of other comprehensive income. The interest expenses related to the “time value” component of the actuarial calculations (the latter classified as Finance expenses), are recognized in the separate income statement under financial expenses.

Starting from January 1, 2007, Italian Law introduced for employees the choice to direct their accruing indemnity either to supplementary pension funds or leave the indemnity as an obligation of the company. Companies that employ at least 50 employees should transfer the employee severance indemnity to the “Treasury fund” managed by INPS, the Italian Social Security Institute. Consequently, the Group’s obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19, of a “Defined contribution plan”.

Equity compensation plans

Telecom Italia S.p.A. provide additional benefits to certain managers of the Company through equity compensation plans (stock option and long-term incentive plans). The above plans are recognized in accordance with IFRS 2 (Share-Based Payment).

In accordance with IFRS 2, such plans represent a component of the beneficiaries’ compensation. Therefore, for the plans that provide for compensation in equity instruments, the cost is represented by the fair value of such instruments at the grant date, and is recognized in “Employee benefits expenses”, for employees of the Company, and in “Investments”, for employees of subsidiaries, over the period between the grant date and vesting date with a contra-entry to an equity reserve denominated “Other equity instruments”. Changes in the fair value subsequent to the grant date do not affect the initial measurement. At the end of each year, adjustments are made to the estimate of the number of rights that will vest up to expiry. The impact of the change in estimate is deducted from “Other equity instruments” with a contra-entry to “Employee benefits expenses” or “Investments”.

For the portion of the plans that provide for the payment of compensation in cash, the amount is recognized in liabilities as a contra-entry to “Employee benefits expenses” for employees of the Company, and in “Investments”, for employees of subsidiaries; at the end of each year such liability is measured at fair value.

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PROVISIONS

The Company records provisions for risks and charges when it has a present obligation, legal or constructive, to a third party, as a result of a past event, when it is probable that an outflow of resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

If the effect of the time value is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expected cash flows, taking into account the risks associated with the obligation. The increase in the provision due to the passage of time is recognized as “Finance expenses”.

TREASURY SHARES

Treasury shares are recognized as a deduction from equity. In particular, the treasury shares are reported as a deduction from the share capital issued in the amount corresponding to the “accounting par value”, that is the ratio of total share capital and the number of issued shares, while the excess cost of acquisition over the accounting par value is presented as a deduction from “Other reserves and retained earnings (accumulated losses), including profit (loss) for the year”.

FOREIGN CURRENCY TRANSACTIONS

Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the statement of financial position date. Exchange differences arising from the settlement of monetary items or from their conversion at rates different from those at which they were initially recorded during the year or at the end of the prior year, are recognized in the separate consolidated income statement.

REVENUES

Revenues are the gross inflows of economic benefits during the period arising in the course of the ordinary activities of an entity. Amounts collected on behalf of third parties such as sales taxes, goods and services taxes and value added taxes are not economic benefits which flow to the entity and do not result in increases in equity. Therefore, they are excluded from revenues.

Revenues are recognized only when it is probable that economic benefits will flow to the Company and their amount can be measured reliably. Revenues are stated net of discounts, allowances, and returns.

•	Revenues from services rendered

Revenues from services rendered are recognized in the separate consolidated income statement according to the stage of completion of the service and only when the outcome of the service rendered can be estimated reliably.

Traffic revenues from interconnection and roaming are reported gross of the amounts due to other TLC operators.

Revenues for delivering information or other content are recognized on the basis of the amount invoiced to the customer, when the service is rendered directly by the Group. In the event that the Group is acting as agent (for example non-geographic numbers) only the commission received from the content provider is recognized as revenue.

Revenues from the activation of telephone services (as well as the related costs) are deferred over the expected duration of the relationship with the customer (generally 8 years for retail customers and 3 years for wholesale customers). In particular, costs from the activation of telephone services are deferred taking also into account the reasonable expectations of cash flows arising from these services.

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Revenues from prepaid traffic are recorded on the basis of the minutes used at the contract price per minute. Deferred revenues for unused minutes are recorded in “Trade and miscellaneous payables and other current liabilities” in the statement of financial position.

•	Revenues from sales and bundled offerings

Revenues from sales (telephone and other equipment) are recognized when the significant risks and rewards of ownership are transferred to the buyer.

For offerings which include the sale of mobile handsets and service contracts, Telecom Italia S.p.A. recognizes revenues related to the sale of the handset when it is delivered to the final customer whereas traffic revenues are recorded on the basis of the minutes used; the related subscriber acquisition costs, including sales commissions, are expensed as incurred. The revenues allocated to the handset sale are limited to the contract amount that is not contingent upon the rendering of telecommunication services, i.e. the residual of the amount paid by the customer exceeding the services value.

A small portion of the offerings of packages of products and services in the mobile businesses are contracts with a minimum contractual period between 24 and 30 months which include an enforced termination penalty. For these contracts, the subscriber acquisition costs are capitalized under “Intangible assets with a finite useful life” if the conditions for capitalization as described in the related accounting policy are met.

•	Revenues on construction contracts

Revenues on construction contracts are recognized based on the stage of completion (percentage of completion method).

RESEARCH COSTS AND ADVERTISING EXPENSES

Research costs and advertising expenses are charged directly to the separate consolidated income statement in the year in which they are incurred.

FINANCE INCOME AND EXPENSES

Finance income and expenses are recognized on an accrual basis and include: interest accrued on the related financial assets and liabilities using the effective interest rate method, the changes in fair value of derivatives and other financial instruments measured at fair value through profit or loss, gains and losses on foreign exchange and financial instruments (including derivatives).

DIVIDENDS

Dividends received are recognized in the separate income statement in the year in which they become receivable following the resolution by the shareholders’ meeting for the distribution of dividends of the investee companies.

Dividends payable are reported as a change in equity in the year in which they are approved by the shareholders’ meeting.

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INCOME TAX EXPENSE (CURRENT AND DEFERRED)

Income tax expense includes all taxes calculated on the basis of the taxable income of the Company.

The income tax expense is recognized in the separate income statement, except to the extent that it relates to items directly charged or credited to equity, in which case the related tax is recognized in the relevant equity reserves. In the Statement of comprehensive income the amount of income tax expense relating to each item included as “Other components of the Statement of comprehensive income” is indicated.

Deferred tax liabilities / assets are recognized using the “Balance sheet liability method”. They are calculated on all temporary differences that arise between the tax base of an asset or liability and the relevant carrying amounts in the separate financial statements, except for non tax-deductible goodwill. Deferred tax assets relating to unused tax loss carry-forwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Current and deferred tax assets and liabilities are offset when there is a legally enforceable right of offset. Deferred tax assets and liabilities are determined based on enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Taxes, other than income taxes, are included in “Other operating expenses”.

USE OF ESTIMATES

The preparation of separate financial statements and related disclosure in conformity with IFRS requires management to make estimates and assumptions based also on subjective judgments, past experience and hypotheses considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the amount of revenues and costs during the year. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

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The most important accounting estimates which require a high degree of subjective assumptions and judgments are detailed below:

Financial statement area	Accounting estimates

Goodwill impairment	The impairment test on goodwill is carried out by comparing the carrying amount of cash-generating units and their recoverable amount. The recoverable amount of a cash-generating unit is the higher of fair value, less costs to sell, and its value in use. This complex valuation process entails the use of methods such as the discounted cash flow method which uses assumptions to estimate cash flows. The recoverable amount depends significantly on the discount rate used in the discounted cash flow model as well as the expected future cash flows and the growth rate used for the extrapolation. The key assumptions used to determine the recoverable amount for the different cash generating units, including a sensitivity analysis, are detailed in the Note “Goodwill”.

Impairment of tangible and intangible assets with a finite useful life

At every closing date, the Company assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose.

Identifying the impairment indicators, estimating the future cash flows and calculating the fair value of each asset requires Management to make significant estimates and assumptions in calculating the discount rate to be used, and the useful life and residual value of the assets. These estimates can have a significant impact on the fair value of the assets and on the amount of any impairment write-downs.

Provision for bad debts	The recoverability of receivables is measured by considering the uncollectibility of receivables, their age and losses on receivables recognized in the past by type of similar receivables.

Depreciation and amortization	Changes in the economic conditions of the markets, technology and competitive forces could significantly affect the estimated useful lives of tangible and intangible non-current assets and may lead to a difference in the timing, and thus on the amount of depreciation and amortization expense.

Accruals, contingent liabilities and employee benefits

As regards the provisions for restoration costs the estimate of future costs to dismantle tangible assets and restore the site is a complex process that requires an assessment of the liability arising from such obligations which seldom are entirely defined by law, administrative regulations or contract clauses and which normally are to be complied with after an interval of several years.

The accruals related to legal, arbitration and fiscal disputes are the result of a complex estimation process based upon the probability of an unfavorable outcome. Employee benefits, especially the provision for employee severance indemnities, are calculated using actuarial assumptions; changes in such assumptions could have a material impact on such liabilities.

Revenues

Revenue recognition is influenced by:

•     the expected duration of the relationship with the customer for revenues from telephone service activations (as well as the related costs);

•     the estimate of the amount of discounts, allowances and returns to be recorded as a direct deduction from revenues.

Income tax expense (current and deferred)	Income taxes (current and deferred) are calculated according to a prudent interpretation of the tax laws in effect. This process sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets, recognized based on both unused tax loss carry-forwards to future years and deductible differences, takes into account the estimate of future taxable income and is based on conservative tax planning.

Derivative instruments and equity instruments	The fair value of derivative instruments and equity instruments is determined both using valuation models which also take into account subjective measurements such as, for example, cash flow estimates, expected volatility of prices, etc., or on the basis of either prices in regulated markets or quoted prices provided by financial counterparts. For more details, see the Note “Supplementary disclosures on financial instruments”.

As required by IAS 8.10 (Accounting Policies, Changes in Accounting Estimates and Errors) in the absence of a Standard or an Interpretation that specifically applies to a particular transaction, Management, through careful subjective evaluation techniques, chooses the accounting methods to adopt with a view to providing financial statements which faithfully represent the financial position, the results of operations and the cash flows of the Company, which reflect the economic substance of the transactions, which are neutral, prepared on a prudent basis and complete in all material respects.

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NEW STANDARDS AND INTERPRETATIONS ENDORSED BY THE EU AND IN FORCE FROM JANUARY 1, 2015

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the following is a brief description of the IFRS in force from January 1, 2015.

Improvements to the IFRS (2010–2012 cycle)

On December 17, 2014, EC Regulation no. 28-2015 was issued, applying several improvements to the IFRS for the period 2010-2012, at EU level. In particular, the following is noted:

•	IFRS 2 - Share-based payments (Definition of vesting condition): the amendment clarifies the meaning of “vesting conditions” by separately defining “performance conditions” and “service conditions”;

•	IFRS 3 - Business combinations (Accounting Recognition of “contingent consideration” in a business combination): the amendment clarifies how any “contingent consideration” agreed within a business combination must be classified and measured;

•	IFRS 8 - Operating segments (Aggregation of operating segments and reconciliation of the total of the reportable segments’ assets to the entity’s assets): the amendment introduces an additional disclosure to be made in the financial statements. Specifically, a brief description must be provided on how the segments have been aggregated and the economic indicators assessed in determining that the aggregated operating segments share similar economic characteristics;

•	IAS 24 - Related party disclosures (key management personnel services): the amendment clarifies that any company (or any member of a group it belongs to) that provides key management personnel services to the reporting entity or its parent is also a related party. The costs incurred for these services require separate disclosure.

The adoption of these amendments had no impact on these separate financial statements at December 31, 2015.

Improvements to the IFRS (2011-2013 cycle)

On December 18, 2014, EC Regulation no. 1361-2014 was issued, applying several improvements to the IFRS for the period 2011-2013, at EU level.

The improvements to the IFRS specifically concern the following aspects:

•	“Amendment to IFRS 3 – Business combinations”: the amendment clarifies that IFRS 3 does not apply in the accounting for the establishment of a joint arrangement (IFRS 11) in its financial statements;

•	“Amendment to IFRS 13 – Fair value measurement”: the amendment clarifies that the exception from the principle of measuring assets and liabilities based on net portfolio exposure also applies to all contracts that come under the scope of IAS 39 even if they do not meet the requirements established by IAS 32 to be classified as financial assets/liabilities;

•	“Amendment to IAS 40 – Investment property”.

The adoption of these amendments had no impact on these separate financial statements at December 31, 2015.

Amendments to IAS 19 - Employee Benefits (Defined Benefit Plans - Employee contributions)

On December 17, 2014, EC Regulation no. 29-2015 was issued, applying some amendments to IAS 19 (Employee benefits) at EU level.

These amendments are aimed at clarifying the accounting for employee contributions under a defined benefit plan.

The adoption of these amendments had no impact on these separate financial statements at December 31, 2015.

Telecom Italia S.p.A. Separate Financial Statements	Note 2 Accounting policies	348

NEW STANDARDS AND INTERPRETATIONS ISSUED BY IASB NOT YET IN FORCE

New Standards and Interpretations issued by IASB not yet in force are listed below.

•	Amendments to IFRS 11 (Joint Arrangements): Accounting for acquisitions of interests in joint operations

On November 24, 2015, Commission Regulation EU 2015/2173 was issued, applying some minor amendments to IAS 11 at EU level.

IFRS 11 addresses the accounting for interests in Joint Ventures and Joint Operations. These amendments add new guidance on how to account for the acquisition of an interest in a Joint Operation that constitutes a business (as defined in IFRS 3 - Business Combinations).

These amendments specify the appropriate accounting treatment for such acquisitions.

The amendments are effective prospectively from January 1, 2016. These amendments are not expected to have a significant effect on the separate financial statements.

•	Amendments to IAS 16 (Property, Plant and Equipment) and IAS 38 (Intangible Assets)

On December 2, 2015, Commission Regulation EU 2015/2231 was issued, applying some minor amendments to IAS 16 and IAS 38 at EU level.

IAS 16 and IAS 38 both establish the principle of the expected pattern of consumption of the future economic benefits of an asset as the basis for depreciation and amortization.

The amendment clarifies that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate. For intangible assets, this indication is considered as a relative assumption, that may only be overcome in one of the following circumstances: (i) the right to use an intangible asset is related to the achievement of a set revenue threshold; or (ii) when it can be demonstrated that the generation of the revenues and the use of the economic benefits of the asset are highly correlated.

The amendments are effective prospectively from January 1, 2016. These amendments are not expected to have a significant effect on the separate financial statements.

•	Improvements to the IFRS (2012-2014 cycle)

On December 15, 2015, Commission Regulation EU 2015/2343 was issued, applying several improvements to the IFRS for the period 2012-2014, at EU level. These amendments included:

IFRS 5 Non-current assets held for sale and discontinued operations: these amendments relate to changes in the methods of disposal (from held for sale to held for distribution to owners and vice versa); IFRS 7 Financial Instruments: supplementary disclosure: these amendments relate to the disclosure on servicing contracts, in terms of “continuing involvement”, and the applicability of the disclosure provided for by IFRS 7 concerning the offsetting of financial assets and financial liabilities in the interim financial statements; IAS 19 Employee Benefits: these amendments relate to the discount rate (with reference to the market area); IAS 34 Interim Financial Reporting: these amendments specify how the information included in the interim financial statements may be supplemented by other available information contained in other sections of the Interim Report (e.g. the Report on Operations) through the incorporation by cross-reference.

The amendments are effective from January 1, 2016. These amendments are not expected to have a significant effect on the separate financial statements.

•	Amendments to IAS 27 (Separate Financial Statements) - Equity method in the Separate Financial Statements

On December 18, 2015, Commission Regulation EU 2015/2441 was issued, applying some minor amendments to IAS 27 (Separate Financial Statements) at EU level.

The amendments to IAS 27 allow entities to also adopt the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. These amendments must be applied retrospectively starting from January 1, 2016 in accordance with IAS 8 - Accounting policies, changes in accounting estimates and errors. Early adoption is permitted.

Telecom Italia S.p.A. Separate Financial Statements	Note 2 Accounting policies	349

Telecom Italia does not intend to use the option of adopting the equity method for the accounting of investments in subsidiaries, joint ventures and associates.

•	Amendments to IAS 1 (Presentation of Financial Statements) – Disclosure initiative

On December 18, 2015, Commission Regulation EU 2015/2406 was issued, applying some minor amendments to IAS 1 at EU level. In particular, the amendments, which are part of a wider initiative to improve the presentation and disclosure of financial statements, include updates in the following areas:

•	materiality: it is clarified that the concept of materiality applies to the financial statements as a whole and that the inclusion of immaterial information can affect the usefulness of the financial reporting;

•	disaggregation and subtotals: it is clarified that the specific items of the separate income statement, the statement of comprehensive income and the statement of financial position can be disaggregated. New requirements for the use of subtotals have also been introduced;

•	structure of the notes: it is clarified that the companies have a certain degree of flexibility regarding the order of presentation of the notes. In establishing this order, the companies must take into account the requirements of understandability and comparability of the financial statements.

The amendments are effective from January 1, 2016. These amendments are not expected to have a significant effect on the separate financial statements.

NEW STANDARDS AND INTERPRETATIONS ISSUED BY IASB BUT NOT YET ENDORSED BY THE EU

At the date of preparation of these separate financial statements, the following new standards and interpretations had been issued by IASB but not yet endorsed by the EU.

Mandatory application starting from
IFRS 14 (Regulatory Deferral Accounts)	1/1/2016
IFRS 9 (Financial Instruments)	1/1/2018
IFRS 15 (Revenue from Contracts with Customers, including relevant improvements)	1/1/2018
IFRS 16 (Leases)	1/1/2019
Amendments to IAS 12 (Income tax expense - Recognition of deferred tax assets for unrealized losses)	1/1/2017
Amendments to IAS 7 (Cash flow statement): Disclosure Initiative	1/1/2017

The potential impacts on the separate financial statements from application of these amendments are currently being assessed.

Telecom Italia S.p.A. Separate Financial Statements	Note 2 Accounting policies	350

NOTE 3

GOODWILL

Goodwill at December 31, 2015 amounted to 27,027 million euros and related to the goodwill included in the domestic segment of Telecom Italia S.p.A. The amount also included the goodwill allocated to the International Wholesale CGU, in line with the amount recognized in the consolidated financial statements.

This item fell by 1,397 million euros compared to December 31, 2014 due to the effect of the following corporate transactions:

•	allocation of goodwill of 1,404 million euros following the transfer to the company Infrastrutture Italiane Wireless S.p.A. (INWIT), on April 1, 2015, of the business unit consisting of around 11,500 sites that house the radio transmission equipment for mobile telephone networks, both for Telecom Italia and other operators;

•	acquisition of goodwill of 7 million euros from the merger of Telecom Italia Media S.p.A. into Telecom Italia S.p.A. carried out on September 30, 2015.

In accordance with IAS 36, goodwill is not subject to amortization, but is tested for impairment at least annually. Accordingly, in preparing the 2015 Annual Report, Telecom Italia S.p.A. conducted impairment tests on the recoverability of the goodwill. The value used to determine the recoverable amount is the value in use.

The recoverable amount of the assets at December 31, 2015 was higher than the net carrying amount both for the domestic segment of Telecom Italia S.p.A. and for the goodwill allocated to the International Wholesale CGU, and no impairment losses were identified.

The recoverable amount of the assets was calculated in accordance with the impairment testing of the Core Domestic CGU and the International Wholesale CGU conducted for the Group consolidated financial statements.

The goodwill impairment testing for the separate financial statements of Telecom Italia S.p.A. involved the domestic segment of Telecom Italia S.p.A. and the International Wholesale CGU.

The domestic segment of Telecom Italia S.p.A. corresponds to the Core Domestic Cash Generating Unit (CGU) considered for the impairment testing of goodwill in the consolidated financial statements after having excluded the minor subsidiaries within its scope.

The International Wholesale CGU is composed of the investment in Telecom Italia Sparkle S.p.A. and of the goodwill of 412 million euros, allocated in accordance with the treatment adopted in the consolidated financial statements. This CGU is the same as the International Wholesale CGU for the purposes of the Group consolidated financial statements.

The value in use estimates are based on the financial forecast figures taken from the industrial plan of the Telecom Italia Group approved by the Board of Directors. The figures from the Group’s plan, which refer to a three-year time period (2016-2018), were added to with figures extrapolated for another two years; as a result, the explicit forecast period for the future cash flows is a total of five years (2016-2020).

With regard to the cost of capital used to discount the expected cash flows in the value in use estimates, the following is noted:

•	it has been estimated using the Capital Asset Pricing Model (CAPM), which is one of the generally accepted application criteria referred to in IAS 36;

•	it reflects the current market estimates of the time value of money and the specific risks of the groups of assets and includes appropriate yield premiums for country risk and the risk associated with the depreciation of the currency of denomination of the cash flows;

•	it has been calculated using comparative market parameters to estimate the “Beta coefficient” and the weighting coefficient of the equity and debt capital components.

Details are provided below, for each CGU, of the weighted average cost of capital (WACC rate) used to discount the expected cash flows, and the equivalent rate before tax.

Details are also provided of the growth rates used to estimate the residual value after the explicit forecast period (the G-Rates), which are expressed in nominal terms and are related to the cash flows in their functional currency. Lastly, details are provided of the implicit capitalization rates, for each CGU, resulting from the difference between the cost of capital, after tax, and the G-Rate.

Telecom Italia S.p.A. Separate Financial Statements	Note 3 Goodwill	351

PRINCIPAL PARAMETERS FOR THE ESTIMATES OF VALUE IN USE

	Telecom Italia S.p.A. Domestic Segment %	International Wholesale %
WACC	6.6%	6.6%

WACC before tax	8.8%	8.6%

Growth rate beyond the explicit period (g)	0.5%	0.5%

Capitalization rate (WACC-g)	8.3%	8.1%

Capex/Revenues, % perpetual	19%	6%

The G-rates for the CGUs have been estimated taking into account the expected outlook during the explicit forecast period and are the range of growth rates applied by the analysts who monitor Telecom Italia shares.

Different parameters for the various CGUs have been used in the estimate of the level of capital expenditure required to sustain the perpetual generation of cash flows in the period after the explicit forecast period, according to the capital expenditure phase, competitive positioning and the technological infrastructure managed.

Moreover, for the appraisal of the value in use, the Group’s plan figures were adjusted according to the expected financial flows approach, on the basis of information reasonably available, giving higher weight to observable parameters and to information from external sources which are deemed important from the market operator perspective.

The differences between the values in use and the carrying amounts amounted to:

(millions of euros)	Telecom Italia S.p.A. Domestic Segment	International Wholesale
Difference between values in use and net carrying amounts	+4,495	+219

For Telecom Italia S.p.A. Domestic Segment, simulations were conducted on the results with respect to changes in the relevant rate parameters. Details are provided below of the variables needed to make the recoverable amount of the respective CGUs equal to their net carrying amount.

CHANGES IN THE PARAMETERS THAT MAKE THE VALUE IN USE EQUAL TO THE CARRYING AMOUNT

	Telecom Italia S.p.A. Domestic Segment %	International Wholesale %
WACC before tax	9.6%	10.3%

Capitalization rate (WACC-g)	9.1%	9.8%

Capital expenditure/Revenues, % of Terminal Value (TV)	22.8%	7.6%

In addition to the value used to determine the recoverable amount of all the Units (value in use), value estimates were also made based on various methods, chosen from those generally accepted and based on the best technical practices. In particular, reference values provided by the stock market prices of the securities of Telecom Italia S.p.A. were used, together with multipliers and other summary indicators determined, on a comparative basis, from the prices of similar assets traded in regulated markets or traded through discontinuous transactions in unregulated markets.

Telecom Italia S.p.A. Separate Financial Statements	Note 3 Goodwill	352

NOTE 4

INTANGIBLE ASSETS WITH A FINITE USEFUL LIFE

Intangible assets with a finite useful life increased by 61 million euros compared to December 31, 2014. Details of the breakdown and movements are as follows:

(millions of euros)	12/31/2013	Additions	Amortization	Impairment (losses) / reversals	Disposals	Other changes	12/31/2014
Industrial patents and intellectual property rights	1,476	561	(970)		—	193	1,260

Concessions, licenses, trademarks and similar rights	2,436	7	(227)			—	2,216

Other intangible assets	232	62	(178)				116

Work in progress and advance payments	276	341	—		(1)	(193)	423

Total	4,420	971	(1,375)	—	(1)	—	4,015

(millions of euros)	12/31/2014	Additions	Amortization	Impairment (losses) / reversals	Disposals	Other changes	12/31/2015
Industrial patents and intellectual property rights	1,260	562	(951)			350	1,221

Concessions, licenses, trademarks and similar rights	2,216	135	(259)			1	2,093

Other intangible assets	116	75	(122)			(3)	66

Work in progress and advance payments	423	628			(4)	(351)	696

Total	4,015	1,400	(1,332)	—	(4)	(3)	4,076

The merger of the subsidiary Telecom Italia Media S.p.A. into Telecom Italia S.p.A. was completed on September 30, 2015, effective retroactively January 1, 2015 for accounting and tax purposes; the values of the intangible assets were acquired accordingly, with no significant impact on the financial statements of Telecom Italia S.p.A.

Industrial patents and intellectual property rights mostly consisted of software (divided mainly between application software and plant operation software), purchased outright and under user license. They are amortized over an expected useful life of two/three years, whereas patents are amortized over five years.

They decreased by 39 million euros compared to December 31, 2014 as a result of the higher amortization charge compared to intangible assets under construction coming into operation and additions in the year. Other changes included 350 million euros of assets resulting from investments in prior years, for which amortization was commenced.

Concessions, licenses, trademarks and similar rights mainly related to the unamortized cost of licenses for mobile and fixed telecommunications services. These decreased by 123 million euros compared to December 31, 2014. Additions include 117 million euros for the renewal of the GSM license for a period of three years, namely until June 2018.

Telecom Italia S.p.A. Separate Financial Statements	Note 4 Intangible assets with a finite useful life	353

The value of telephone licenses and similar rights, and their useful lives, are detailed below:

Type	Net carrying amount at 12/31/2015 (thousands of euros)	Amortization period in years	Amortization charge at 12/31/2015 (thousands of euros)
UMTS	805,673	18	134,279

UMTS 2100 MHz	44,170	12	7,362

Wireless Local Loop	1,119	15	1,119

WiMax	6,828	15	921

LTE 1800 MHz	119,994	18	8,571

LTE 800 MHz	840,442	17	60,032

LTE 2600 MHz	92,430	17	6,602

GSM license (extension)	85,488	3	31,346

Other intangible assets mainly included capitalized Subscriber Acquisition Costs (SACs) of the Business and Consumer segments in the mobile telephony area. The unamortized cost at December 31, 2015 was 63 million euros (114 million euros at December 31, 2014). The amortization of these subscriber acquisition costs – amounting to 121 million euros – is completed in a period of 24 to 30 months, corresponding to the minimum duration of contracts signed with customers.

Work in progress and advance payments amounted to 696 million euros (423 million euros at December 31, 2014), representing an increase of 273 million euros. This item mainly consisted of 231 million euros for the acquisition of the user rights to the L Band (1452-1492 MHz) for terrestrial electronic communications systems, assigned following participation in the tender called by the Ministry of Economic Development. The rights were officially awarded on September 14, 2015. The rights were definitively assigned in December 2015, while use of the band began in January 2016. This item also included 465 million euros primarily relating to software development currently underway.

Additions amounted to 1,400 million euros in 2015 and included 58 million euros of internally generated assets (54 million euros in 2014), mainly relating to engineering, design and deployment of network solutions, applications and innovative services handled by the Engineering & Tilab function.

Amortization of intangible assets amounted to 1,332 million euros, a decrease of 43 million euros compared to the amount recognized in 2014 (1,375 million euros).

The reduction in amortization was essentially due to the change in amortization amounts for software (resulting in a decrease of around 19 million euros in amortization charges) as well as the reduced capitalization of Subscribers Acquisition Costs (SAC), resulting in a decrease of around 56 million euros in amortization. The reduction in amortization was offset by an additional 31 million euros for licenses due to the acquisition of the extension of the GSM license until June 30, 2018.

Amortization is recorded in the income statement under the components of the operating result.

Gross carrying amount, accumulated impairment losses and accumulated amortization at December 31, 2015 and December 31, 2014 can be summarized as follows:

(millions of euros)	Gross carrying amount	2/31/2014 Accumulated impairment losses	Accumulated amortization	Net carrying amount
Industrial patents and intellectual property rights	9,076	(7)	(7,809)	1,260

Concessions, licenses, trademarks and similar rights	3,948		(1,732)	2,216

Other intangible assets	452	—	(336)	116

Work in progress and advance payments	423			423

Total	13,899	(7)	(9,877)	4,015

Telecom Italia S.p.A. Separate Financial Statements	Note 4 Intangible assets with a finite useful life	354

(millions of euros)	Gross carrying amount	12/31/2015 Accumulated impairment losses	Accumulated amortization	Net carrying amount
Industrial patents and intellectual property rights	9,299	(7)	(8,071)	1,221

Concessions, licenses, trademarks and similar rights	4,084		(1,991)	2,093

Other intangible assets	274		(208)	66

Work in progress and advance payments	696			696

Total	14,353	(7)	(10,270)	4,076

Patents and intellectual property rights included disposals related to the elimination or rewriting of software (for applications and plant operation) for a gross carrying amount of 690 million euros, which generated a loss of a non-significant amount.

Other intangible assets included gross disposals of 252 million euros relating to Subscribers Acquisition Costs (SACs).

Lastly, there were disposals of work being abandoned totaling 3 million euros.

Telecom Italia S.p.A. Separate Financial Statements	Note 4 Intangible assets with a finite useful life	355

NOTE 5

TANGIBLE ASSETS (OWNED AND UNDER FINANCE LEASES)

PROPERTY, PLANT AND EQUIPMENT OWNED

Property, plant and equipment owned increased by 288 million euros compared to December 31, 2014. Details of the breakdown and movements are as follows:

(millions of euros)	12/31/2013	Additions	Depreciation	Impairment (losses) / reversals	Disposals	Other changes	12/31/2014
Land	115	—			(3)		112

Buildings (civil and industrial)	318	6	(36)		(34)	5	259

Plant and equipment	8,110	1,381	(1,548)		(9)	222	8,156

Manufacturing and distribution equipment	40	12	(13)			—	39

Other	277	45	(94)			34	262

Construction in progress and advance payments	447	241			(1)	(247)	440

Total	9,307	1,685	(1,691)	—	(47)	14	9,268

(millions of euros)	12/31/2014	Transfer of Business Unit to Inwit	Additions	Depreciation	Impairment (losses) / reversals	Disposals	Other changes	12/31/2015
Land	112		8					120

Buildings (civil and industrial)	259		19	(33)			8	253

Plant and equipment (*)	8,156	(185)	1,746	(1,509)		(6)	183	8,385

Manufacturing and distribution equipment	39		14	(14)			1	40

Other	262		39	(86)			17	232

Construction in progress and advance payments	440		369			(3)	(280)	526

Total	9,268	(185)	2,195	(1,642)	—	(9)	(71)	9,556

(*)	The amounts shown in Depreciation and Other changes take account of the effects resulting from the remeasurement of the Provision for restoration costs due to the revision of the useful life of the passive infrastructure of the Base Transceiver Stations, as detailed in the Note “Provisions”.

On January 14, 2015, the company Infrastrutture Italiane Wireless S.p.A. (INWIT) was established, to which Telecom Italia, on April 1, 2015, transferred the business unit consisting of around 11,500 sites where the radio transmission equipment for mobile telephone networks are hosted, both for the Company and other operators, with an impact of 185 million euros of plant and equipment transferred.

The merger of the subsidiary Telecom Italia Media S.p.A. into Telecom Italia S.p.A. was completed on September 30, 2015, effective retroactively January 1, 2015 for accounting and tax purposes; the values of tangible assets were acquired accordingly, with no significant impact on the financial statements of Telecom Italia S.p.A.

Land includes both built-up land (with buildings or light constructions) and other available land (on which various building works stand that are not recorded in the land registry, such as pylons, building

Telecom Italia S.p.A. Separate Financial Statements	Note 5 Tangible assets (owned and under finance leases)	356

podia, etc.). Land, including land pertaining to buildings, is not depreciated. In June 2015 two properties and the related land were also purchased, previously leased under financial leases, for a total outlay of 27 million euros; the purchase resulted in additions of 12 million euros under the item “Buildings (civil and industrial)” and of 8 million euros under the item “Land”, as well as a reduction in the remaining financial debt of 7 million euros.

Buildings (civil and industrial) almost exclusively consists of buildings for industrial use hosting telephone exchanges or for office use and light constructions (referring to constructions built with light structures and walls and registered containers). This item also includes some residential property (i.e. classified as residential property in the land registry) for a marginal amount of 623 thousand euros.

As mentioned above, the “Additions” column includes 12 million euros resulting from the acquisition of ownership of two properties and the related land, previously leased under financial leases. In addition, the column “Other changes” includes 4 million euros for the reclassification of the remaining value of these properties, from the assets held under finance leases and the related improvements made.

Plant and equipment includes the aggregate of all the structures used for the operations of voice and data telephone traffic. They refer to the entire company infrastructure and are divided into macro categories comprising switching, power supply systems, access and carrier networks in copper and fiber, fixed-line and mobile transmission equipment, BTSs-Base Transceiver Stations and also telephone systems for termination used by the different clientele segments.

This item increased 229 million euros compared to December 31, 2014, mainly due to higher capital expenditures on the fiber optic networks.

With effect from January 1, 2015, the Company has revised the useful life of BTS - Base Transceiver Stations from thirteen to twenty-eight years and applied this change on a prospective basis. This revision was made to take account of the update of the average expected duration of the contracts of leases of the areas whew the infrastructure is located, also in view of the generation of value from these assets, particularly through the subsidiary INWIT, and in consideration of their technical obsolescence. In particular, the useful lives were updated on the basis of the average duration of the leases, as well as of an appraisal by an external expert. consequently, the item “Other changes” includes 57 million euros from the effects of the above-mentioned change to the useful life. See the Note “Provisions” for more details.

Manufacturing and distribution equipment consists of instruments and equipment used for the operations and maintenance of plant and equipment, and was essentially unchanged from December 31, 2014.

Other is mostly made up of hardware for the functioning of the Data Centers and for work stations, furniture and fixtures and, to a minimal extent, transport vehicles and office machines; this item decreased 30 million euros compared to December 31, 2014.

Construction in progress and advance payments refers to the internal and external costs incurred for the acquisition and internal production of tangible assets, which are not yet in use. This item increased by 86 million euros compared to December 31, 2014.

Additions amounted to 2,195 million euros in 2015 and included 260 million euros of internally generated assets (202 million euros in 2014), which increased by 59 million euros mainly due to the construction of infrastructure and network installations. The increase of 510 million euros in capital expenditures in tangible assets compared to 2014 (1,685 million euros) was mainly due – in addition to the impact of the above-mentioned purchase of two properties, previously leased under financial leases – to the higher investments for the development of UltraBroadBand networks, both in the Fixed-line segment and the Mobile segment.

Telecom Italia S.p.A. Separate Financial Statements	Note 5 Tangible assets (owned and under finance leases)	357

Depreciation of tangible assets owned amounted to 1,642 million euros in 2015, representing a decrease of 49 million euros on 2014 (1,691 million euros). The reduction in depreciation was mainly due to the decrease recognized for BTS-Base Transceiver Stations, resulting from the above-mentioned transfer of assets to the company Infrastrutture Wireless S.p.A. (INWIT), as well as the revision of the useful lives of the BTSs from 13 to 28 years.

In addition, depreciation decreased by 13 million euros for buildings, as a result of the renegotiation of contracts with consequent revision of the residual useful lives of the leases as part of the above-mentioned real estate project.

These reductions were offset by an increase of 18 million euros for UMTS/LTE equipment, also as a result of the development work for the UltraBroadBand Networks.

Depreciation is calculated using the straight-line method over the remaining useful lives of the assets in accordance with the depreciation plan reviewed annually to take account of useful lives by single class of fixed asset. The effects of any changes in the useful life are recognized in the separate income statement prospectively.

Depreciation for the years 2015 and 2014 is calculated on a straight-line basis over the estimated useful lives of the assets according to the following minimum and maximum rates:

Buildings (civil and industrial)	3.33%

Plant and equipment	3% - 50%

Manufacturing and distribution equipment	20%

Other	11% - 33%

Gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2015 and December 31, 2014 can be summarized as follows:

(millions of euros)	Gross carrying amount	12/31/2014 Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Land	112			112

Buildings (civil and industrial)	1,248	(1)	(988)	259

Plant and equipment	58,702	(5)	(50,541)	8,156

Manufacturing and distribution equipment	237		(198)	39

Other	2,667	(2)	(2,403)	262

Construction in progress and advance payments	440			440

Total	63,406	(8)	(54,130)	9,268

(millions of euros)	Gross carrying amount	12/31/2015 Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Land	121	(1)		120

Buildings (civil and industrial)	1,279		(1,026)	253

Plant and equipment	59,183	(5)	(50,793)	8,385

Manufacturing and distribution equipment	252		(212)	40

Other	2,644	(2)	(2,410)	232

Construction in progress and advance payments	527	(1)		526

Total	64,006	(9)	(54,441)	9,556

Telecom Italia S.p.A. Separate Financial Statements	Note 5 Tangible assets (owned and under finance leases)	358

With regard to the gross carrying amounts of non-current tangible assets, in 2015 disposals were made for a gross carrying amount of 455 million euros, mainly in relation to fully depreciated assets. Disposals mainly involved plant and equipment (435 million euros), including, in particular, disposals for the replacement of mobile network transmission systems (32 million euros); disposals of rented assets both for fixed and mobile business (130 million euros); disposals of subscriber connection units (58 million euros), fixed-line/mobile power supply systems (61 million euros), and Poles (26 million euros).

The transfer to Inwit generated write-offs for a book value of 1,046 million euros relating to plant and equipment (BTS infrastructure, power supply, ARO)

Disposals of tangible assets generated gains of 3 million euros (of which 2 million euros for the sale of the Buenos Aires property and various properties for another million) and losses of 4 million euros (primarily relating to disposal of work in progress no longer implemented).

ASSETS HELD UNDER FINANCE LEASES

Assets held under finance leases increased by 1,133 million euros compared to December 31, 2014. The breakdown and movements are as follows:

(millions of euros)	12/31/2013	Additions	Depreciation	Impairment (losses) / reversals	Disposals	Other changes	12/31/2014
Buildings (civil and industrial)	882	20	(120)		(1)	31	812

Plant and equipment	—						—

Other	5	1	(4)				2

Construction in progress and advance payments	31	16				(19)	28

Total	918	37	(124)	—	(1)	12	842

(millions of euros)	12/31/2014	Additions	Change in financial leasing contracts	Depreciation	Impairment (losses) / reversals	Disposals	Other changes	12/31/2015
Land under lease	—		16					16

Buildings (civil and industrial)	812	40	1,162	(106)		(6)	29	1,931

Plant and equipment	—							—

Other	2		8	(3)				7

Construction in progress and advance payments	28	10					(17)	21

Total	842	50	1,186	(109)	—	(6)	12	1,975

The additions consisted of improvements and incremental expenses incurred for movable and immovable third-party assets used on the basis of finance lease agreements.

The item Buildings (civil and industrial) includes buildings under long rent contracts and related building adaptations.

In late 2014, Telecom Italia launched a major real estate project, aimed on the one hand at rationalizing the utilization of space for industrial use in line with the evolution of next-generation networks, and on the other at optimizing the number of buildings for office/mixed use by creating functional “hubs” adopting a modern and more efficient occupation of space.

The Project involves a process of renovations, closure of some properties and renegotiations of agreements with the owners, all with a view to efficiency and cost-cutting, mainly by extending contract terms and reducing lease payments. In particular, with reference to 2015, it is pointed out that:

•	a few properties of strategic importance were selected, in relation to their present or foreseeable use, in line with the technological evolution of the network and the new ICT services. Two of these properties were purchased in June 2015, while for a third, part of the Acilia complex, it was decided to renegotiate the contract as described below;

Telecom Italia S.p.A. Separate Financial Statements	Note 5 Tangible assets (owned and under finance leases)	359

•	for approx. 750 real estate leases, the renegotiation and/or finalization of new contracts has been completed. Prior to these renegotiations, in accordance with IAS 17 (Leases), more than half of these contracts were classified as operating leases with consequent recognition of the rent under leasing costs in the income statement; the remaining contracts were defined as financial leases, and were therefore accounted for, in accordance with IAS 17, with recognition of Tangible Asset - Properties and the related financial debt in the balance sheet. The renegotiation and/or finalization of new contracts resulted, on one hand, in the change of classification from operating leases to financial leases and, on the other hand, with regard to the properties whose contracts were already classified as financial lease, in the “re-assessment” of the value of the property and the related payable. This resulted in an overall impact on the balance sheet at December 31, 2015 of 1,178 million euros in terms of higher tangible assets (Land and Buildings) and related payables for financial leases.

Also under the above-mentioned Project, a long-term rental agreement was early terminated in August 2015 relating to a portion of the Acilia complex in Rome (with the extinction of the remaining financial debt of 14 million euros and the recognition of a gain of 8 million euros). At the same time, a new finance lease agreement was signed, which includes a buyback option at the end of contract, with the recognition of higher tangible assets and the related liability for the finance lease for a total of 73 million euros (of which 16 million euros for land and 57 million euros for buildings), already included in the overall impact mentioned above.

The item Other essentially comprises the capitalization of finance leases of Data Center hardware and copiers.

Depreciation and impairment losses are recorded in the income statement as components of the operating result.

Gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2015 and December 31, 2014 can be summarized as follows:

(millions of euros)	Gross carrying amount	12/31/2014 Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Buildings (civil and industrial)	2,140	(27)	(1,301)	812

Plant and equipment				—

Other	91		(89)	2

Construction in progress and advance payments	28			28

Total	2,259	(27)	(1,390)	842

(millions of euros)	Gross carrying amount	12/31/2015 Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Land under lease	16			16

Buildings (civil and industrial)	3,409	(27)	(1,451)	1,931

Plant and equipment				—

Other	29		(22)	7

Construction in progress and advance payments	21			21

Total	3,475	(27)	(1,473)	1,975

Telecom Italia S.p.A. Separate Financial Statements	Note 5 Tangible assets (owned and under finance leases)	360

During 2015 there were disposals for 69 million euros of gross carrying amounts totaling in the item Other, due to the expiry of lease agreements and disposals of Long Rent agreements totaling 21 million euros.

At December 31, 2015, lease payments due in future years and their present value were as follows:

	12/31/2015		12/31/2014
(millions of euros)	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
Within 1 year	233	215	216	190

From 2 to 5 years	921	700	879	566

Beyond 5 years	2,519	1,100	463	209

Total	3,673	2,015	1,558	965

(millions of euros)	12/31/2015	12/31/2014
Future net minimum lease payments	3,673	1,558

Interest portion	(1,658)	(593)

Present value of lease payments	2,015	965

Finance lease liabilities (1)	2,054	1,042

Financial receivables for lease contracts (2)	(39)	(77)

Total net finance lease liabilities	2,015	965

(1)	These include financial payables to Teleleasing of 33 million euros (67 million euros at December 31, 2014) for direct and indirect lease transactions.
(2)	These refer to the present value of installments receivable from customers on direct and indirect lease transactions with Teleleasing, net of the relative provision for write-downs.

At December 31, 2015, the adjustments to lease payments based on ISTAT price index was 28 million euros (38 million euros at December 31, 2014).

Telecom Italia S.p.A. Separate Financial Statements	Note 5 Tangible assets (owned and under finance leases)	361

NOTE 6

INVESTMENTS

Investments decreased 1,438 million euros compared to December 31, 2014 and included:

(millions of euros)	12/31/2015	Of which IAS 39 Financial Instruments	12/31/2014	Of which IAS 39 Financial Instruments
Subsidiaries	7,739		9,191

Associates and joint ventures	33	—	11	—

Other investments	33	33	41	41

Total	7,805	33	9,243	41

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

In 2015 the most significant transactions with subsidiaries and associates and joint ventures of Telecom Italia S.p.A. were the following:

•	Transfer of the Tower BU to INWIT S.p.A.: on April 1, 2015, Telecom Italia S.p.A. completed the transfer to the subsidiary Infrastrutture Wireless Italiane S.p.A. (“INWIT”) of the business unit consisting of around 11,500 sites (Towers) where the radio transmission equipment for the mobile telephone networks are hosted, both for Telecom Italia and other operators. Thereafter, in June 2015, the IPO was successfully completed for the ordinary shares of INWIT S.p.A., on the Electronic Stock Exchange organized and managed by Borsa Italiana S.p.A., which was followed in July by the exercise of the greenshoe option;

•	Alfiere S.p.A: the acquisition of 50% of the share capital of the company Alfiere S.p.A. was completed on June 19, 2015; this is a real estate company that owns several buildings in the EUR district of Rome that will be used by Telecom Italia in the future as an headquarters center;

•	TM News Holding S.p.A.: the sale of the 40.00% investment in TM News Holding S.p.A. to the company Editoriale Progetto e Servizi S.p.A. was completed on September 9, 2015;

•	Merger by absorption of Telecom Italia Media S.p.A.: the merger of this company into Telecom Italia S.p.A. was completed on September 30, 2015, effective retroactively January 1, 2015 for accounting and tax purposes. As a result of the merger, Telecom Italia acquired the stake in Persidera S.p.A. owned by Telecom Italia Media, equal to 70% for a book value of 193 million euros;

•	TIM Real Estate S.r.l.: on November 19, 2015 the company TIM Real Estate S.r.l. was incorporated (TIM RE); its corporate purpose is to develop real estate projects, activities and transactions, such as the promotion and management of real estate investments, and the purchase, sale and renovation of owned or leased real estate assets. The company is wholly owned by Telecom Italia;

•	Teleleasing S.p.A. (in liquidation): the sale of the 20% investment in Teleleasing to the company Selma Bipiemme Leasing of the Mediobanca group was completed on December 22, 2015.

In addition:

•	Olivetti Gestioni Ivrea S.r.l.: effective March 13, 2015, the company name of Olivetti Ivrea Gestioni S.r.l. was changed to Tim Tank S.r.l.

Movements during 2015 for each investment and the corresponding amounts at the beginning and end of the year are reported below. The list of investments in subsidiaries, associates and joint ventures at December 31, 2015 is presented in compliance with art. 2427 of the Italian Civil Code and reported in the Note “List of investments in subsidiaries, associates and joint ventures”.

Telecom Italia S.p.A. Separate Financial Statements	Note 6 Investments	362

Investments

		Changes during the year
(thousands of euros)	Carrying amount at 12/31/2014	Mergers/ Demergers	Acquisitions/ Subscriptions/ Payments to cover losses	Disposals/ Reimbursements	Impairment losses/ Reversals/ Fair value adjustments	Other changes and reclassifications (*)	Total changes	Carrying amount at 12/31/2015
Investments in subsidiaries
4G RETAIL	15,104					4	4	15,108

ADVANCED CARING CENTER (#)	2					2	2	4

EMSA SERVIZI (in liquidation)	5,000						—	5,000

HR SERVICES	543					40	40	583

INWIT	—		50	(551,540)		1,379,969	828,479	828,479

MEDITERRANEAN NAUTILUS ITALY (#)	3						—	3

OFI CONSULTING	35,109						—	35,109

OLIVETTI	—		60,000		(24,794)	(3,005)	32,201	32,201

OLIVETTI I-JET (in liquidation) (#)	68				(68)		(68)	—

OLIVETTI MULTISERVICES	40,407					1	1	40,408

PERSIDERA	4	192,636			(55,000)	1	137,637	137,641

TELECOM ITALIA CAPITAL	2,388						—	2,388

TELECOM ITALIA DEUTSCHLAND HOLDING	10,820						—	10,820

TELECOM ITALIA FINANCE	1,448,390						—	1,448,390

TELECOM ITALIA INFORMATION TECHNOLOGY	25,619		5,000		(22,394)	737	(16,657)	8,962

TELECOM ITALIA INTERNATIONAL	6,835,705				(2,369,124)		(2,369,124)	4,446,581

TELECOM ITALIA LATAM PARTICIPACOES E GESTAO ADMINISTRATIVA	—						—	—

TELECOM ITALIA MEDIA	74,568	(83,646)	9,077			1	(74,568)	—

TELECOM ITALIA SAN MARINO	7,565						—	7,565

TELECOM ITALIA SPARKLE	586,630					134	134	586,764

TELECOM ITALIA TRUST TECHNOLOGY	8,487					11	11	8,498

TELECOM ITALIA VENTURES	1,360		1,400				1,400	2,760

TELECONTACT CENTER	12,509					43	43	12,552

TELENERGIA	50						—	50

TELSY	14,517						—	14,517

TI AUDIT COMPLIANCE LATAM (in liquidation)	313						—	313

TI DIGITAL SOLUTIONS	8,046					66	66	8,112

TIERRA ARGENTEA	2,131		1,926	(1,916)	(1,573)		(1,563)	568

TIM BRASIL SERVICOS E PARTICIPACOES	—		—				—	—

TIM CARING	—		50				50	50

TIM REAL ESTATE	—		50				50	50

TIM TANK (former Olivetti Gestioni Ivrea)	375		9,500				9,500	9,875

TIMB 2	—						—	—

TRENTINO NGN	55,227		427				427	55,654

	9,190,940	108,990	87,480	(553,456)	(2,472,953)	1,378,004	(4,451,935)	7,739,005

(#)	Company indirectly controlled by Telecom Italia S.p.A. whose employees subscribed to the 2010 and/or 2014 Broad-Based Share Ownership Plan (BBSOP).
(*)	The column “Other changes and reclassification” includes:

a) 0.5 thousand euros as the fair value of expenses relating to the granting of the equity compensation plans to the employees of Telecom Italia Group companies under the “Long Term Incentive Plan” 2010-2015 (LTI);

Telecom Italia S.p.A. Separate Financial Statements	Note 6 Investments	363

b) 868 thousand euros representing the discount and the fair value of the bonus shares, on Telecom Italia ordinary shares subscribed by the employees of Telecom Italia Group Companies under the 2014 Broad-based Share Ownership Plan (BBSOP);

c) 239 thousand euros representing the option rights for the purchase of Telecom Italia ordinary shares at a set price allocated to people holding strategic roles, employed by Telecom Italia Group Companies, under the 2014 -2016 Stock Option Plan (SOP).

		Changes during the year
(thousands of euros)	Carrying amount at 12/31/2014	Mergers/ Demergers	Acquisitions/ Subscriptions/ Payments to cover losses	Disposals/ Reimbursements	Impairment losses/ Reversals/ Fair value adjustments	Other changes and reclassifications	Total changes	Carrying amount at 12/31/2015
Investments in associates and joint ventures
ALFIERE	—		23,122				23,122	23,122

AREE URBANE (in liquidation)	—						—	—

ASSCOM INSURANCE BROKERS	20						—	20

DONO PER			10				10	10

NORDCOM	2,143						—	2,143

TELELEASING (in liquidation)	829			(829)			(829)	—

TIGLIO I	7,817	361			(233)		128	7,945

TIGLIO II (in liquidation)	444				(98)		(98)	346

Consorzio EO (in liquidation)	—						—	—

	11,253	361	23,132	(829)	(331)	—	22,333	33,586

		Changes during the year
(thousands of euros)	Carrying amount at 12/31/2014	Mergers/ Demergers	Acquisitions/ Subscriptions/ Payments To Cover Losses	Disposals/ Reimbursements	Impairment losses/ Reversals/ Fair value adjustments	Other changes and reclassifications	Total changes	Carrying amount at 12/31/2015
Investments in other companies
ASSICURAZIONI GENERALI (**)	3,200				(7)		(7)	3,193

BANCA UBAE	1,898						—	1,898

FIN. PRIV.(**)	14,420				4,382		4,382	18,802

IST. ENCICLOPEDIA ITALIANA G. TRECCANI	3,832						—	3,832

ISTITUTO EUROPEO DI ONCOLOGIA	2,116						—	2,116

SIA	11,278			(11,278)			(11,278)	—

Other minor investments	3,798	36	—	—	(908)	—	(872)	2,926

	40,542	36	—	(11,278)	3,467	—	(7,775)	32,767

Total Investments	9,242,735	109,387	110,612	(565,563)	(2,469,817)	1,378,004	(1,437,377)	7,805,358

(**)	Investments measured at fair value.

Telecom Italia S.p.A. Separate Financial Statements	Note 6 Investments	364

NOTE 7

FINANCIAL ASSETS (NON-CURRENT AND CURRENT)

Financial assets (non-current and current) were broken down as follows:

(millions of euros)			12/31/2015	12/31/2014
Non-current financial assets
Financial receivables and other non-current financial assets:
Financial receivables from subsidiaries			1	1

Financial receivables from associates and joint ventures			7	—

Financial receivables from other related parties			—	—

Financial receivables for lease contracts			11	25

Receivables from employees			34	26

Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature			752	663

Non-hedging derivatives			1,572	1,209

Other financial receivables			—	—

Prepaid expenses			—	—

Total non-current financial assets	(a	)	2,377	1,924

Current financial assets
Securities other than investments
Held for trading			—	—

Held-to-maturity			—	—

Available-for-sale			830	802

			830	802

Financial receivables and other current financial assets
Financial receivables for lease contracts			28	52

Receivables from employees			12	10

Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature			85	124

Non-hedging derivatives			69	108

Financial receivables from subsidiaries			6	7

Financial receivables from associates and joint ventures				—

Other financial receivables			1	1

Prepaid expenses			1	1

			202	303

Cash and cash equivalents			916	1,305

Total current financial assets	(b	)	1,948	2,410

Total financial assets	(c)=(a+b	)	4,325	4,334

Financial receivables for lease contracts refer to:

•	indirect contracts, that is, lease contracts negotiated directly by Teleleasing with Telecom Italia customers and of which Telecom Italia is the guarantor. In particular:

•	the non-current portion amounted to 10 million euros (22 million euros at December 31, 2014), entirely for receivables due in the next two to five years (at December 31, 2014, 20 million euros for receivables due in the next two to five years and 2 million euros due after five years);

•	the current portion amounted to 27 million euros (50 million euros at December 31, 2014);

Telecom Italia S.p.A. Separate Financial Statements	Note 7 Financial assets (non-current and current)	365

•	direct contracts, that is, lease contracts with the rendering of accessory services under the “full rent” formula. In particular:

•	the non-current portion amounted to 1 million euros (3 million euros at December 31, 2014) all for receivables due in the next two to five years;

•	the current portion of these contracts amounted to 1 million euros (2 million euros at December 31, 2014).

Receivables from employees (current and non-current) refer to the remaining amount due on loans granted.

Hedging derivatives amounted to 837 million euros (787 million euros at December 31, 2014) and related to:

•	hedged items classified as non-current financial assets/liabilities that mainly pertain to the mark to market component (752 million euros) and include cash flow hedges and fair value hedges entered into with Banca Intesa (66 million euros) and Telecom Italia Finance S.A. (211 million euros);

•	hedged items classified as current assets/liabilities of a financial nature (85 million euros), essentially consisting of accrued income on cash flow hedge and fair value hedge derivative contracts.

Non-hedging derivatives amounted to 1,641 million euros (1,317 million euros at December 31, 2014) and included the asset value of transactions that Telecom Italia S.p.A. carries out on behalf of companies of the Group as a centralized treasury function. This item is offset by the corresponding item classified in financial liabilities.

At December 31, 2015, non-hedging derivatives consisted of:

•	item classified under Non-current financial assets (1,572 million euros) consisting of derivatives entered into with Banca Intesa (347 million euros) and the Mediobanca group (71 million euros);

•	items classified as Current financial assets (69 million euros), essentially consisting of accrued income from Banca Intesa (13 million euros), the Mediobanca group (1 million euros), Telecom Italia Capital S.A. (11 million euros), and Telecom Italia Finance S.A. (1 million euros).

Further details are provided in the Note “Derivatives”.

Securities other than investments available-for-sale due beyond three months and recognized at market value, amounting to 830 million euros (802 million euros at December 31, 2014), consisted of:

•	Italian treasury bonds (256 million euros) and Treasury Credit Certificates (6 million euros assigned to Telecom Italia S.p.A. as the holder of trade receivables, as per Italian Ministry of Economy and Finance Decree of December 3, 2012). These securities, which, pursuant to Consob Communication DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities”, have been purchased in accordance with the Guidelines for the “Management and control of financial risk” adopted by the Telecom Italia Group since August 2012, in replacement of the previous policy;

•	securities held in portfolio by Telecom Italia S.p.A. for a total nominal amount of USD 564 million, resulting from the buyback offer on bonds of Telecom Italia Capital S.A. completed on July 20, 2015.

Telecom Italia S.p.A. Separate Financial Statements	Note 7 Financial assets (non-current and current)	366

Cash and cash equivalents decreased 389 million euros compared to December 31, 2014 and were broken down as follows:

(millions of euros)	12/31/2015	12/31/2014
Liquid assets with banks, financial institutions and post offices	764	1,178

Checks, cash and other receivables and deposits for cash flexibility	1	1

Receivables from subsidiaries	151	126

Total	916	1,305

The different technical forms of investing available cash at December 31, 2015 can be analyzed as follows:

•	maturities: investments have a maximum maturity of three months;

•	counterparty risk: investments are made with leading banking and financial institutions with high credit quality and with a rating of at least BBB- according to Standard & Poor’s or similar rating agencies;

•	Country risk: deposits have been made mainly in major European financial markets.

Telecom Italia S.p.A. Separate Financial Statements	Note 7 Financial assets (non-current and current)	367

NOTE 8

MISCELLANEOUS RECEIVABLES AND OTHER NON-CURRENT ASSETS

Miscellaneous receivables and other non-current assets decreased by 245 million euros compared to December 31, 2015. They included:

(millions of euros)	12/31/2015	Of which IAS 39 Financial Instruments	12/31/2014	Of which IAS 39 Financial Instruments
Miscellaneous receivables and other non-current assets:
Miscellaneous receivables from subsidiaries	10	5	—

Miscellaneous receivables from associates	—	—	—

Other receivables	50	4	52	7

Medium/long-term prepaid expenses	1,197		960

Total	1,257	9	1,012	7

Receivables from subsidiaries, amounting to 10 million euros, consisted of:

•	5 million euros of non-current receivables for tax consolidation (mainly due from INWIT);

•	5 million euros of receivables from Persidera, acquired as a result of the merger of Telecom Italia Media S.p.A. into Telecom Italia; these refer to the purchase for consideration under the joint investment agreement with the Editoriale L’Espresso group, which resulted in the acquisition of ReteA, relating to the possibility for Telecom Italia (as the absorbing entity) to acquire the TIMB2 Multiplex, subject to the relevant ministerial approvals.

Other receivables included income tax receivables of 45 million euros (45 million euros at December 31, 2014).

Medium/long-term prepaid expenses mainly relate to the deferral of costs in connection with contracts for the activation of telephone services.

Telecom Italia S.p.A. Separate Financial Statements	Note 8 Miscellaneous receivables and other non-current assets	368

NOTE 9

INCOME TAX EXPENSE (CURRENT AND DEFERRED)

CURRENT INCOME TAX RECEIVABLES

Non-current income tax receivables (classified under Miscellaneous receivables and other non-current assets) amounted to 45 million euros at December 31, 2015 (45 million euros at December 31, 2014) and related to unsold receivables for taxes and interest resulting from the recognized deductibility from IRES tax of the IRAP tax calculated on labor costs, relating to years prior to 2012, following the entry into force of Decree Law 16/2012.

Current income tax receivables amounted to 127 million euros (79 million euros at December 31, 2014), of which 122 million euros for the IRES tax receivable arising from the national consolidated tax return for 2015 (carried by Telecom Italia S.p.A. as the consolidating entity), and 5 million euros in surplus advance payments for IRAP tax and other minor taxes.

DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

The net balance is composed as follows:

(millions of euros)	12/31/2015	12/31/2014
Deferred tax assets	779	727

Deferred tax liabilities	(2)	(2)

Total	777	725

The presentation of deferred tax assets and liabilities in the financial statements takes account of offsets to the extent that such offsets are legally permitted. The composition of the gross amounts prior to offsetting is presented below:

(millions of euros)	12/31/2015	12/31/2014
Deferred tax assets	873	827

Deferred tax liabilities	(96)	(102)

Total	777	725

Telecom Italia S.p.A. Separate Financial Statements	Note 9 Income tax expense	369

The temporary differences which made up this line item at December 31, 2015 and 2014, as well as the movements during 2015 were as follows:

(millions of euros)	12/31/2014	Recognized in profit or loss	Recognized in equity	Other changes	12/31/2015
Deferred tax assets:
Provisions for pension fund integration Law 58/92	8	(3)			5

Provisions	74	203			277

Provision for bad debts	146	(22)		1	125

Financial instruments	447		(105)		342

Capital grants	3	(1)			2

Taxed depreciation and amortization	116	(26)			90

Discounting of provision for employee severance indemnities	27	1	(5)		23

Other deferred tax assets	6	3			9

Total	827	155	(110)	1	873

Deferred tax liabilities:
Accelerated depreciation	(19)	3			(16)

Deferred gains	(14)	6			(8)

Discounting of provisions	(1)	(15)			(16)

Financial instruments	(29)		18		(11)

Other deferred tax liabilities	(39)	(6)			(45)

Total	(102)	(12)	18	—	(96)

Total Net deferred tax assets (liabilities)	725	143	(92)	1	777

The expirations of deferred tax assets and deferred tax liabilities at December 31, 2015 were as follows:

(millions of euros)	Within 1 year	Beyond 1 year	Total at 12/31/2015
Deferred tax assets	298	481	779

Deferred tax liabilities	—	(2)	(2)

Total Net deferred tax assets (liabilities)	298	479	777

CURRENT INCOME TAX PAYABLES

Current income tax payables amounted to 70 million euros at December 31, 2015 (19 thousand euros at December 31, 2014).

Telecom Italia S.p.A. Separate Financial Statements	Note 9 Income tax expense	370

INCOME TAX EXPENSE

The income tax expense for the years ended December 31, 2015 and 2014 is detailed below.

(millions of euros)	2015	2014
IRAP taxes for current year	146	236

IRES taxes for current year	108	407

Expenses/(income) from tax consolidation	13	18

Current taxes of prior years	(28)	(56)

Total current taxes	239	605

Deferred income taxes	(160)	57

Deferred taxes of prior years	17	8

Total deferred taxes	(143)	65

Total income tax expense for the year	96	670

The current IRES tax rate is 27.5%, while the IRAP tax rate has been set at 3.9%.

The allocation of deferred tax assets and liabilities was made taking into account the planned reduction to 24% of the IRES tax rate with effect from the tax year 2017, introduced by the 2016 Stability Law (Law no. 208/15) in Article 1.61. The impact on the income statement in terms of deferred tax was a higher income tax expense of around 28 million euros.

The income for prior year tax (28 million euros) reflects the positive impact from the result of the income tax return with respect to the estimate made in the 2014 financial statements based a prudent interpretation of the applicable tax regulations at the time.

The reconciliation between the theoretical tax charge, calculated on the basis of the IRES tax rate in effect at December 31, 2015 (27.5%), and the effective tax charge in the separate financial statements is as follows:

(millions of euros)	2015	2014
Profit (loss) before tax
From continuing operations	(369)	1,299

From Discontinued operations/Non-current assets held for sale	9	7

Total profit (loss) before tax	(360)	1,306

Theoretical income tax	(99)	359

Income tax effect on increases (decreases) in variations:
dividends recognized in income	(556)	(3)

non-deductible goodwill impairment charge	—	—

non-deductible impairments and losses on investments	694	34

non-taxable gains on investments and other income	(92)	—

non-deductible costs	5	62

other taxed items	31	29

Effect of IRES tax rate change	28	—

IRES taxes for previous years	(20)	(34)

Effective income tax recognized in income statement, excluding IRAP tax	(9)	447

IRAP tax	105	223

Total effective income tax recognized in income statement	96	670

For a better understanding of the above reconciliation, the Regional Income Tax (IRAP tax) has been shown separately so as to avoid any distorting effect arising from the fact that this tax is calculated on a tax basis other than pre-tax profit.

Telecom Italia S.p.A. Separate Financial Statements	Note 9 Income tax expense	371

NOTE 10

INVENTORIES

Inventories amounted to 125 million euros at December 31, 2015, increasing 14 million euros compared to December 31, 2014 (111 million euros). They mainly consist of equipment, handsets and the related accessories for fixed-line and mobile telecommunications.

In 2015, inventories were written down by 4 million euros, mainly to adjust the carrying amount to their estimated realizable value of fixed and mobile devices to be sold.

No inventories are pledged as collateral.

Telecom Italia S.p.A. Separate Financial Statements	Note 10 Inventories	372

NOTE 11

TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS

Trade and miscellaneous receivables and other current assets increased 197 million euros compared to December 31, 2014 and were broken down as follows:

(millions of euros)			12/31/2015	Of which IAS 39 Financial Instruments	12/31/2014	Of which IAS 39 Financial Instruments
Amounts due on construction contracts	(a	)	40		56

Trade receivables
Receivables from customers			1,799	1,799	1,877	1,877

Receivables from other telecommunications operators			596	596	569	569

Receivables from subsidiaries			146	146	139	139

Receivables from associates and joint ventures			1	1	3	3

Receivables from other related parties			55	55	40	40

Customer collections pending credit			33	33	22	22

	(b	)	2,630	2,630	2,650	2,650

Miscellaneous receivables and other current assets
Receivables from subsidiaries			68	5	9	—

Receivables from associates and joint ventures			—	—	—	—

Receivables from other related parties			36	36	61	61

Other receivables			410	110	239	116

Trade and miscellaneous prepaid expenses			505		477	—

	(c	)	1,019	151	786	177

Total	(a+b+c	)	3,689	2,781	3,492	2,827

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

The aging of financial instruments included in Trade and miscellaneous receivables and other current assets at December 31, 2015 and December 31, 2014 is as follows:

					Overdue:
(millions of euros)	12/31/2015	Total current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days
Trade and miscellaneous receivables and other current assets	2,781	2,091	690	199	85	118	288

					Overdue:
(millions of euros)	12/31/2014	Total current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days
Trade and miscellaneous receivables and other current assets	2,827	2,196	631	134	90	143	264

Telecom Italia S.p.A. Separate Financial Statements	Note 11 Trade and miscellaneous receivables and other current assets	373

The change in current receivables compared to December 31, 2014 (-105 million euros) mainly reflects the fall in revenues in the consumer and business customer segments.

Overdue receivables increased by 59 million euros against December 31, 2014, mainly due to the increase of 65 million euros in receivables due within 90 days.

These changes were mainly linked to credit positions with Other Licensed Operators, which however are not considered at risk in terms of collectability. On the other hand, there was a slight improvement in collection capability for retail customers.

Trade receivables amounted to 2,630 million euros (2,650 million euros at December 31, 2014) and were net of the provision for bad debts of 468 million euros (514 million euros at December 31, 2014).

Movements in the provision for bad debts were as follows:

(millions of euros)	12/31/2015	12/31/2014
At January 1	514	584

Provision charges to the income statement	155	189

Utilization and decreases	(201)	(259)

At December 31	468	514

The amount of the provision consisted of:

•	211 million euros (255 million euros at December 31, 2014) of specific write-downs, made on the individual credit positions that have particular elements of risk;

•	257 million euros (259 million euros at December 31, 2014) of specific write-downs, made on the basis of the estimated average of uncollected amounts, per customer segment, determined using statistical indicators.

The decrease in trade receivables of Telecom Italia (of 20 million euros) compared to December 31, 2014 was mainly due to the changes in the receivables due from customers.

Receivables from customers amounted to 1,799 million euros, decreasing 78 million euros compared to December 31, 2014.

Receivables from subsidiaries amounted to 146 million euros (up 7 million euros compared to December 31, 2014) and mainly related to TLC services and products provided to 4GRetail (38 million euros), Telecom Italia Digital Solutions (37 million euros), Telecom Italia Sparkle (23 million euros), Telecom Italia Information Technology (12 million euros), and INWIT (11 million euros).

Receivables from associates and joint ventures, amounting to 1 million euros, related to Tiglio I.

Receivables from other related parties, amounting to 55 million euros, related in particular to receivable positions with the Intesa Sanpaolo group and the Generali group.

Miscellaneous receivables and other current assets stood at 1,019 million euros (786 million euros at December 31, 2014) and were net of a provision for bad debts of 74 million euros. In particular, receivables from subsidiaries consisted of 33 million euros of receivables from Group companies for the tax consolidation (mainly due from INWIT, Persidera and Telenergia), in addition to 35 million euros of other receivables (mainly due from Telecom Italia Sparkle, TI Information Technology and Olivetti).

Receivables from other related parties refer to the Intesa SanPaolo group, mainly for the sale of dealer receivables and for mobile equipment sales.

Trade and miscellaneous prepaid expenses mainly relate to the deferrals of costs referring to the activation of new contracts (360 million euros), building leases (31 million euros), rent and maintenance (47 million euros) and insurance premiums (11 million euros).

Telecom Italia S.p.A. Separate Financial Statements	Note 11 Trade and miscellaneous receivables and other current assets	374

Other receivables amounted to 410 million euros (239 million euros at December 31, 2014) and were broken down as follows:

(millions of euros)	12/31/2015	12/31/2014
Advances to suppliers	2	2

Receivables from employees	22	22

Tax receivables	11	12

Receivables for grants from the government and public entities	233	11

Sundry receivables	142	192

Total	410	239

Tax receivables totaling 11 million euros mostly consisted of credits resulting from tax returns and from other taxes, as well as the VAT receivable on the purchase of cars and related accessories for which refunds were requested under Decree Law 258/2006, converted with amendments by Law 278/2006.

The receivables from the Italian Government and the European Union for grants (233 million euros) mainly related to the Ultra-Broadband-UBB and Broadband-BB projects. The grants are recognized to the separate income statement, when the related plants become ready for use upon satisfaction of specific requirements for each band.

Sundry receivables mainly included:

•	receivables from other factoring companies (59 million euros);

•	receivables from social security and assistance agencies (22 million euros);

•	miscellaneous receivables from OLOs (46 million euros);

•	receivables for the Universal Service (1 million euros). This is a regulated contribution in relation to the costs arising from Telecom Italia’s obligation to provide basic telephone services at a sustainable price or to offer special rates solely to subsidized users.

Telecom Italia S.p.A. Separate Financial Statements	Note 11 Trade and miscellaneous receivables and other current assets	375

NOTE 12

DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

Discontinued operations/Non-current assets held for sale amounted to 1,202 euros. They related to the carrying amount of the company Sofora Telecomunicaciones (32.50% owned by Telecom Italia) that was classified under this line item following the acceptance - on November 13, 2013 - of the purchase offer made by the Fintech Group for the shares held in that company; the transaction is part of a broader project involving the sale of the entire controlling interest in Telecom Argentina, both directly and through the subsidiaries Telecom Italia International, Sofora Telecomunicaciones, Nortel Inversora and Tierra Argentea, for a total amount of USD 960 million.

On March 8, 2016, following the approval by Enacom, the Argentinian communications regulatory authority, the Telecom Italia Group completed the sale of the entire remaining interest in Sofora - Telecom Argentina. For more details, see the Note “Events subsequent to December 31, 2015”.

Since 2013, the investment in Sofora has been classified under discontinued operations/Non-current assets held for sale, because Telecom Italia, in signing the amendment agreements described below, confirmed its intention to implement the program for the disposal of the interest in Sofora.

On October 24, 2014, Telecom Italia signed the amendment agreements of the contract for the sale of the interest in the Sofora - Telecom Argentina group to Fintech. In particular:

•	the first closing took place on October 29, 2014 and, as a result, 17% of the capital of Sofora was sold. A consideration was received for this closing – also including other related assets – totaling USD 215.7 million. As a result, the Telecom Italia Group’s economic interest in Telecom Argentina amounted to 14.47%;

•	the guarantees of performance by Fintech are secured by a pledge made on October 29, 2014 in favor of Telecom Italia and Telecom Italia International, on a debt security for the amount of USD 600.6 million issued by Telecom Italia International and purchased by Fintech.

Telecom Italia S.p.A. Separate Financial Statements	Note 12 Discontinued operations/Non-current assets held for sale	376

NOTE 13

EQUITY

Equity consisted of:

(millions of euros)	12/31/2015	12/31/2014
Share capital issued	10,741	10,724

less: Treasury shares	(21)	(21)

Share capital	10,720	10,703

Additional Paid-in capital	1,731	1,725

Legal reserve	2,145	2,138

Other reserves:
Merger surplus reserve	1,833	1,845

Other	(224)	(541)

Total other reserves	1,609	1,304

Retained earnings, including profit (loss) for the year	(94)	636

Total	16,111	16,506

Movements in share capital during 2015 are presented in the following tables:

Reconciliation between the number of shares outstanding at December 31, 2014, and December 31, 2015

(number of shares)			at 12/31/2014	Share issues	at 12/31/2015	% of share capital
Ordinary shares issued	(a	)	13,470,955,451	28,956,320	13,499,911,771	69.13

less: treasury shares	(b	)	(37,672,014)		(37,672,014)

Ordinary shares outstanding	(c	)	13,433,283,437	28,956,320	13,462,239,757

Savings shares issued and outstanding	(d	)	6,026,120,661	1,671,038	6,027,791,699	30.87

Total shares issued	(a+d	)	19,497,076,112	30,627,358	19,527,703,470	100

Total shares outstanding	(c+d	)	19,459,404,098	30,627,358	19,490,031,456

Reconciliation between the value of shares outstanding at December 31, 2014 and December 31, 2015

(thousands of euros)			Share capital at 12/31/2014	Change in share capital	Share capital at 12/31/2015
Ordinary shares issued	(a	)	7,409,026	15,926	7,424,952

less: treasury shares	(b	)	(20,720)	—	(20,720)

Ordinary shares outstanding	(c	)	7,388,306	15,926	7,404,232

Savings shares issued and outstanding	(d	)	3,314,366	919	3,315,285

Total share capital issued	(a+d	)	10,723,392	16,845	10,740,237

Total share capital outstanding	(c+d	)	10,702,672	16,845	10,719,517

Telecom Italia S.p.A. Separate Financial Statements	Note 13 Equity	377

The share capital increased by 17 million euros, mainly consisting of:

•	10 million euros, due to the free allocation of ordinary shares in August 2015 - at a ratio of 1 bonus share for every 3 subscribed shares - as part of the “Broad-Based Share Ownership Plan 2014”, approved by the Shareholders’ Meeting of the Company of April 17, 2013 and commenced in June 2014. As a result of this transaction, a total of 17,007,927 ordinary shares were issued. For further details see the description provided in the sections below and in the Note “Equity compensation plans”.

•	7 million euros, following the conversion of Telecom Italia Media shares into Telecom Italia S.p.A. shares, resulting from the capital increase to service the exchange of shares as part of the merger of Telecom Italia Media into Telecom Italia S.p.A. that took place on September 30, 2015, with retroactive effect to January 1, 2015. In particular, the right of withdrawal pursuant to law exercised on 7,553,485 ordinary shares and 1,902,484 savings shares of Telecom Italia Media S.p.A. took effect at the same time as the merger, and those shares were acquired in full by Telecom Italia S.p.A. and the other shareholders of the company that did not exercise the withdrawal right, at a unit price of 1.055 euros for each ordinary share and 0.6032 euros for each savings share. As a result of the merger, the Telecom Italia Media shares not held by Telecom Italia S.p.A. were exchanged with newly-issued shares, with no par value, of the acquiring company, according to the following ratios:

•	0.66 new ordinary shares of Telecom Italia with the same dividend entitlement as the existing Telecom Italia ordinary shares as of the date of effect of the Merger, for each ordinary share of Telecom Italia Media;

•	0.47 new savings shares of Telecom Italia with the same dividend entitlement as the existing Telecom Italia savings shares as of the date of effect of the Merger, for each savings share of Telecom Italia Media.

The share capital of Telecom Italia S.p.A. was consequently increased, to service the exchange, by a nominal amount of 7,392,540.65 euros, through the issue of 11,769,945 new ordinary shares and 1,671,038 new savings shares.

Lastly, in April 2015 a total of 178,448 ordinary shares were issued in relation to the achievement of objectives and conditions set by the regulations of the 2010-2015 Long Term Incentive Plan.

Share capital information

The ordinary and savings shares of the Company are also listed on the NYSE in the form of American Depositary Shares, with each ADS corresponding to 10 shares of ordinary or savings shares, respectively, represented by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank.

In the shareholder resolutions passed to increase share capital against cash payments, the pre-emptive right can be excluded to the extent of a maximum of ten percent of the pre-existing share capital, on condition that the issue price corresponds to the market price of the shares and that this is confirmed in a specific report issued by the firm charged with the audit of the Company.

The Company sources itself with the capital necessary to fund its requirements for business development and operations; the sources of funds are found in a balanced mix of equity, permanently invested by the shareholders, and debt capital, to guarantee a balanced financial structure and minimize the total cost of capital, with a resulting advantage to all the stakeholders.

Debt capital is structured according to different maturities and currencies to ensure an adequate diversification of the sources of funding and an efficient access to external sources of financing (taking advantage of the best opportunities offered in the financial markets of the euro, U.S. dollar and Pound sterling areas to minimize costs), taking care to reduce the refinancing risk.

The remuneration of equity is proposed by the board of directors to the shareholders’ meeting, which meets to approve the annual financial statements, based upon market trends and business performance, once all the other obligations are met, including debt servicing. Therefore, in order to guarantee an adequate remuneration of capital, safeguard company continuity and business development, the Company constantly monitors the change in debt levels in relation to equity, the level of net debt and the operating margin of industrial operations.

Telecom Italia S.p.A. Separate Financial Statements	Note 13 Equity	378

Rights of savings shares

The rights of the Telecom Italia S.p.A. savings shares are indicated below:

•	the profit shown in the duly approved separate financial statements, less the amount appropriated to the legal reserve, must be distributed to the holders of savings shares in an amount up to 5% of the 0.55 euros per share;

•	after assigning preferred dividends to the savings shares, the distribution of which is approved by the shareholders’ meeting, the remaining profit shall be assigned to all the shares so that the savings shares have the right to dividends that are higher, than the dividends to which the ordinary shares are entitled, by 2% of 0.55 euros per share;

•	if in any one year dividends of below 5% of the 0.55 euros per share are paid to the savings shares, the difference is carried over and added to the preferred dividends for the next two successive years;

•	in the case of the distribution of reserves, the savings shares have the same rights as ordinary shares. Moreover, the shareholders’ meeting called to approve the separate financial statements for the year can, when there is no profit or insufficient profit reported in those separate financial statements to satisfy the rights of the savings shares, resolve to satisfy the dividend right and/or the additional right by distributing available reserves;

•	the reduction of share capital as a result of losses does not affect the savings shares except for the amount of the loss which is not covered by the portion of the share capital represented by the other shares;

•	upon the wind-up of Telecom Italia S.p.A., the savings shares have a pre-emptive right in the reimbursement of capital up to the amount of 0.55 euros per share;

•	in the event of the cessation of trading in the Company’s ordinary or savings shares, the holder of savings shares may ask Telecom Italia S.p.A. to convert its shares into ordinary shares, according to the manner resolved by the special session of the shareholders’ meeting called for that purpose within two months of being excluded from trading.

Share capital carries a restriction on tax suspension for an amount of 1,191 million euros.

— ● —

Additional Paid-in capital at December 31, 2015, amounted to 1,731 million euros, increased by 6 million euros following the above-mentioned merger by absorption of the subsidiary Telecom Italia Media S.p.A. into Telecom Italia S.p.A.

The Legal reserve at December 31, 2015, amounted to 2,145 million euros; It increased by 7 million euros compared to December 31, 2014 due to the allocation of profit for the year 2014, as approved by the shareholders’ meeting on May 20, 2015. The legal reserve carries a tax suspension restriction up to the amount of 1,898 million euros.

Other reserves totaled 1,609 million euros at December 31, 2015, increasing 305 million euros compared to December 31, 2014.

The Other reserves moved through the Statements of Comprehensive Income were broken down as follows:

•	Reserve for remeasurements of employee defined benefit plans (negative 70 million euros): this reserve increased by 8 million euros on December 31, 2014, as a result of the recognition of employee severance indemnity actuarial gains for the year 2015, net of related tax effects;

•	Reserve for cash flow hedges (a negative 1,032 million euros; a negative 1,176 million euros at December 31, 2014): this reserve is related to the accounting of cash flow hedge transactions. In particular, it refers to unrealized gains and losses, net of the related tax effect, on the fair value adjustment of a financial instrument designated as a cash flow hedge;

•

Reserve for available-for-sale financial assets (25 million euros): this item decreased 49 million euros compared to December 31, 2014, mainly resulting from the recognition in the income statement of the positive reserve relating to the AFLAC Private Placement derivatives maturing 2032 (44 million euros), which were terminated in advance. It included the unrealized loss on the

Telecom Italia S.p.A. Separate Financial Statements	Note 13 Equity	379

investment in Assicurazioni Generali (1 million euros) and the unrealized gain on the investment in Fin.Priv (3 million euros), as well as 23 million euros for the positive fair value adjustment of other available-for-sale financial assets, net of related tax effects.

The Other reserves also include:

•	Merger surplus reserve (1,833 million euros): this reserve decreased by 12 million euros compared to December 31, 2014 following the elimination of the exchange deficit from the merger of Telecom Italia Media into Telecom Italia S.p.A.;

•	Reserve for Plans pursuant to art. 2349 of the Italian Civil Code: this reserve was reduced to nil compared to the previous (10 million euros at December 31, 2014) mainly as a result of the free allocation of ordinary shares – in August 2015 – at a ratio of 1 bonus share for every 3 shares to employees that had subscribed to the 2014 Broad-Based Share Ownership Plan and had kept the shares received for a year, as provided for by the Plan. The Shareholders’ Meeting of May 20, 2015 resolved to allocate the profit for the year 2014 to this reserve in the amount of 25.5 million euros to service the mandate for the partial deferral of the 2015 MBO Bonus through settlement in equity. However, the Board of Directors meeting held on August 6, 2015 resolved not to exercise the option assigned by the Shareholders’ Meeting of May 20, 2015 and, accordingly, the amount allocated was reclassified to Other reserves;

•	Reserve for other equity instruments: this reserve amounted to 199 million euros (an increase of 180 million euros compared to December 31, 2014) and consisted of:

•	the value of the stock options granted under the “Stock Option Plan 2014-2016” (13 million euros);

•	the amount of the convertible bond maturing 2015-2022 (186 million euros)

•	Unavailable reserve originating from the application of art. 7, paragraph 7 of Legislative Decree 38/2005 (521 million euros): unchanged from December 31, 2014;

•	Miscellaneous reserves (133 million euros).

Retained earnings (accumulated losses), including profit (loss) for the year, was negative by 94 million euros at December 31, 2015, with a decrease of 730 million euros compared to December 31, 2014. The change was due to:

•	the loss for the year 2015 (456 million euros);

•	the decrease of 74 million euros relating to the merger deficit for cancellation of shares resulting from the merger by absorption of the subsidiary Telecom Italia Media S.p.A. into Telecom Italia S.p.A.;

•	the partial allocation of profit for the year 2014, as approved by the shareholders’ meeting on May 20, 2015:

•	166 million euros for the distribution of a preferred dividend to Savings Shareholders of 0.0275 euros for each savings share, gross of withholdings required by law;

•	7 million euros to the legal reserve;

•	25 million euros to the Reserve for “Plans pursuant to art. 2349 of the Italian Civil Code” to service the mandate to increase the share capital to service the partial deferral of the 2015 MBO Bonus through settlement in equity, approved in the same Shareholders’ Meeting.

Telecom Italia S.p.A. Separate Financial Statements	Note 13 Equity	380

The following statement provides additional disclosure on equity and is prepared pursuant to art. 2427, number 7-bis, showing the items in equity separately according to their source, possibility of utilization and distribution, in addition to their utilization in the three-year period 2013-2015.

Statement according to art. 2427, 7-bis

				Summary of the amounts utilized in the three-year period 2013-2015
Nature/Description (millions of euros)	Amount at 12/31/2015	Possibility of utilization	Amount available	for absorption of losses	for other reasons
Share capital	10,720

Capital reserves:
Additional Paid-in capital	1,732	A,B,C	1,732

Legal reserve	1,953	B	—

Reserve for other equity instruments	199	B	—

Other	84	A,B,C	84

Reserve for remeasurements of employee defined benefit plans	57	A,B,C	57

Reserve pursuant to art. 7, paragraph 7, Law Decree 38/2005	521	B	—

Merger surplus reserve	1,833	A,B,C	1,833		178

Profit reserves
Additional Paid-in capital	(1)	A,B,C	(1)

Legal reserve	192	B	—

Revaluation reserve pursuant to Law 413/91	—	A,B,C	—	1

Other	68	A,B,C	68	348	1

Reserve for cash flow hedges and related underlyings	(1,032)	B	(1,032)

Reserve for available-for-sale financial assets	25	B	—

Reserve for remeasurements of employee defined benefit plans	(127)	A,B,C	(127)	72

Merger surplus reserve	—	A,B,C	—	78

Retained earnings	363	A,B,C	363	2,350	529

Total	16,587		2,977	2,849	708

Treasury shares			(40)

Amount not distributable (1)			3

Remaining amount distributable			2,934

Key:

A = for share capital increase;

B = for absorption of losses;

C = for distribution to shareholders

(1)	Represents the amount not distributable as the part of the additional paid-in capital needed to supplement the legal reserve to reach 1/5 of the share capital.

Specifically, the amounts shown in the column “Summary of the amounts utilized in the three-year period 2013-2015 – for other reasons” relate to the distribution of dividends, as well as costs connected to the distribution of the dividends.

It is noted that the Shareholders’ Meeting of April 16, 2014, upon approval of the 2013 annual financial statements, resolved to take the dividend, paid to savings shareholders, from the Merger surplus reserve (166 million euros).

For tax purposes, however, the sum paid out was charged on a priority basis, for an amount of 31 million euros, to the remaining Other retained earnings, in application of the presumption established in Article 47.1 of the TUIR.

Telecom Italia S.p.A. Separate Financial Statements	Note 13 Equity	381

As a result, in the event of future distributions of reserves to Shareholders, the Other retained earnings in the financial statements must be considered Capital reserves for tax purposes up to the corresponding amount of 31 million euros.

The table below shows the restrictions, pursuant to art. 109, paragraph 4, letter b) of TUIR, relating to off-book deductions effected for income tax purposes in past years:

(millions of euros)
Off-book deductions at December 31, 2014	31

Reversal for taxation during the year	(3)

Off-book deductions at December 31, 2015	28

Deferred taxes (IRES and IRAP)	(8)

Restriction on equity at December 31, 2015	20

This regime imposes a restriction on all equity reserves, without distinction, for an amount equal to the off-book deductions net of the relative deferred taxes provided. This restriction remains until such time as the excess tax deductions and consequent taxation are recovered in the books.

More specifically, compared to December 31, 2014, the deductions decreased by 3 million euros as a result of taxation during the year.

Therefore, taking into account the residual deductions effected in prior years and not covered by the fiscal realignment carried out in accordance with Law 244 dated December 24, 2007, the total restriction on equity in the separate financial statements amounts to 20 million euros.

At December 31, 2015, the Company had tax-suspended equity reserves of 1,835 million euros, subject to taxation in the event of distribution, on which deferred taxes had not been allocated as their distribution is not foreseen.

Telecom Italia S.p.A. Separate Financial Statements	Note 13 Equity	382

POTENTIAL FUTURE CHANGES IN SHARE CAPITAL

The table below shows future potential changes in share capital, based on: the issuance of the “Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A.” by Telecom Italia Finance S.A. in November 2013; the issuance of the convertible bond by Telecom Italia S.p.A. in March 2015; the authorizations to increase the share capital in place at December 31, 2015; and the options and rights granted under equity compensation plans, still outstanding at December 31, 2015.

	Number of maximum shares issuable	Share capital (thousands of euros)(*)	Additional Paid-in capital (thousands of euros)	Subscription price per share (euros)
Additional capital increases not yet approved (ordinary shares)
2014-2016 Stock Option Plan	196,000,000	107,800	n.a.	0.94

Total additional capital increases not yet approved (ordinary shares)		107,800

2013 Guaranteed Subordinated Mandatory Convertible Bonds (ordinary shares)
– principal	n.a.	1,300,000	n.a.	n.a.
– interest portion	n.a.	79,625	n.a.	n.a.

2015 Convertible Bond (ordinary shares)(**)	1,082,485,386	2,000,000	n.a.	n.a.

Convertible bonds		3,379,625

Total		3,487,425

(*)	Amounts stated for capital increases connected with equity compensation plans and the “Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A.” are the “total estimated value” inclusive, where applicable, of any premiums.
(**)	The number of shares potentially issuable shown may be subject to adjustments.

Further information is provided in the Notes “Financial liabilities (non-current and current)” and “Equity compensation plans”.

Telecom Italia S.p.A. Separate Financial Statements	Note 13 Equity	383

NOTE 14

FINANCIAL LIABILITIES (NON-CURRENT AND CURRENT)

Non-current and current financial liabilities (gross financial debt) were broken down as follows:

(millions of euros)			12/31/2015	12/31/2014
Non-current financial liabilities
Financial payables (medium/long-term)
Bonds			11,969	15,806

Convertible bonds			1,803	—

Amounts due to banks			4,266	3,091

Payables to other lenders			266	266

Payables to subsidiaries			7,360	6,672

			25,664	25,835

Finance lease liabilities (medium/long-term)
Payables to subsidiaries			28	—

Payables to associates			73	25

Payables to others			1,811	852

			1,912	877

Other financial liabilities (medium/long-term)
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature			1,595	2,038

Non-hedging derivatives			1,572	1,260

Deferred income			—	—

			3,167	3,298

Total non-current financial liabilities	(a	)	30,743	30,010

Current financial liabilities
Financial payables (short term)
Bonds			2,183	1,846

Convertible bonds			6	—

Amounts due to banks			573	678

Payables to other lenders			222	321

Payables to subsidiaries			1,675	4,411

Payables to associates			—	—

Other financial payables			2	—

			4,661	7,256

Finance lease liabilities (short-term)
Payables to subsidiaries			5	—

Payables to associates			24	43

Payables to others			113	122

			142	165

Other financial liabilities (short-term)
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature			205	220

Non-hedging derivatives			629	106

Deferred income			—	—

			834	326

Total Current financial liabilities	(b	)	5,637	7,747

Total financial liabilities (Gross Financial Debt)	(a+b	)	36,380	37,757

Telecom Italia S.p.A. Separate Financial Statements	Note 14 Financial liabilities (non-current and current)	384

The item Convertible Bonds comprises the bond convertible into ordinary shares corresponding to 2,000 million euros, rate of 1.125%, maturing March 26, 2022 (unsecured equity-linked bond) issued by Telecom Italia S.p.A. on March 26, 2015. On May 20, 2015 Shareholders’ Meeting of Telecom Italia S.p.A. approved the authorization for the convertibility of the unsecured equity-linked bond and the share capital increase reserved to servicing its conversion. The initial conversion price is 1.8476 euros, which may be subject to adjustments in line with market practice for this type of financial instrument; the number of Telecom Italia S.p.A. shares issuable for the possible conversion is 1,082,485,386, subject to adjustments.

Gross financial debt according to the original currency of the transaction is as follows:

	12/31/2015		12/31/2014
	(millions of foreign currency)	12/31/2015 (millions of euros)	(millions of foreign currency)	12/31/2014 (millions of euros)
USD	2,532	2,326	2,551	2,101

GBP	2,041	2,781	2,539	3,260

JPY	20,037	153	40,087	276

EURO	—	31,120	—	32,120

		36,380		37,757

The breakdown of gross financial debt by effective interest rate bracket, excluding the effect of any hedging instruments, is provided below:

(millions of euros)	12/31/2015	12/31/2014
Up to 2.5%	10,873	9,679

From 2.5% to 5%	6,418	7,718

From 5% to 7.5%	10,545	11,828

From 7.5% to 10%	3,708	3,588

Over 10%	130	304

Accruals/deferrals, MTM and derivatives	4,706	4,640

	36,380	37,757

Following the use of derivative hedging instruments, on the other hand, the gross financial debt by nominal interest rate bracket is:

(millions of euros)	12/31/2015	12/31/2014
Up to 2.5%	9,874	6,743

From 2.5% to 5%	7,733	12,709

From 5% to 7.5%	11,249	10,733

From 7.5% to 10%	2,688	2,628

Over 10%	130	304

Accruals/deferrals, MTM and derivatives	4,706	4,640

	36,380	37,757

Telecom Italia S.p.A. Separate Financial Statements	Note 14 Financial liabilities (non-current and current)	385

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Details of the maturities of financial liabilities – at nominal repayment amount:

	maturing by 31/12 of the year:
(millions of euros)	2016	2017	2018	2019	2020	After 2020	Total
Bonds and convertible bonds	1,771	2,195	1,175	1,990	1,267	7,240	15,638

Loans and other financial liabilities	1,200	2,358	1,112	3,485	390	4,186	12,731

Finance lease liabilities	114	95	102	99	110	1,506	2,026

Total	3,085	4,648	2,389	5,574	1,767	12,932	30,395

Current financial liabilities	1,346	—	—	—	—	—	1,346

Total	4,431	4,648	2,389	5,574	1,767	12,932	31,741

The main components of financial liabilities are commented below.

Bonds are broken down as follows:

(thousands of euros)	12/31/2015	12/31/2014
Non-current portion	11,969	15,806

Current portion	2,183	1,846

Total carrying amount	14,152	17,652

Fair value adjustment and measurement at amortized cost	(514)	(763)

Total nominal repayment amount	13,638	16,889

The convertible bonds include the unsecured equity-linked bond for 2,000 million euros, with a coupon of 1.125%, issued by Telecom Italia S.p.A., convertible into newly-issued ordinary shares maturing in 2022.

This item was broken down as follows:

(millions of euros)	12/31/2015	12/31/2014
Non-current portion	1,803	—

Current portion	6	—

Total carrying amount	1,809	—

Fair value adjustment and measurements at amortized cost	(191)	—

Total nominal repayment amount (*)	2,000	—

(*)	Concerning the Mandatory Convertible Bond, the actual repayment at maturity will take place through delivery of Telecom Italia S.p.A. ordinary shares.

The bond convertible into ordinary shares was accounted for by recognizing:

•	a debt component, for an amount equal to the fair value of an identical liability issued by the Company at market conditions, but without conversion rights. This component has been recognized at amortized cost;

•	an equity component, calculated on a residual basis, for the remaining portion up to the amount of the proceeds received from the issue. This equity component (amounting to 186 million euros) will no longer be remeasured.

The costs of the issue have been allocated proportionately to the debt component and the equity component.

The nominal repayment amount of the bonds and convertible bonds totals 15,638 million euros, down 1,251 million euros compared to December 31, 2014 (16,889 million euros) as a result of the new issues, repayments and buybacks in 2015.

Telecom Italia S.p.A. Separate Financial Statements	Note 14 Financial liabilities (non-current and current)	386

The following table lists the bonds issued by Telecom Italia S.p.A., expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price at 12/31/15 (%)	Market value at 12/31/15 (millions of euros)
Bonds issued
Euro	663.3	663.3	5.125%	01/25/11	01/25/16	99.686	100.255	665

Euro	708	708	8.250%	03/19/09	03/21/16	99.740	101.578	719

Euro	400	400	3 month Euribor + 0.79%	06/07/07	06/07/16	100	100.133	401

Euro	544.6	544.6	7.000%	10/20/11	01/20/17	(a)100.185	106.727	581

Euro	628.2	628.2	4.500%	09/20/12	09/20/17	99.693	106.291	668

GBP	750	1,021.9	7.375%	05/26/09	12/15/17	99.608	108.875	1,113

Euro	592.9	592.9	4.750%	05/25/11	05/25/18	99.889	108.820	645

Euro	581.9	581.9	6.125%	06/15/12	12/14/18	99.737	114.029	664

Euro	832.4	832.4	5.375%	01/29/04	01/29/19	99.070	112.248	934

GBP	850	1,158.1	6.375%	06/24/04	06/24/19	98.850	108.752	1,259

Euro	719.5	719.5	4.000%	12/21/12	01/21/20	99.184	108.749	782

Euro	547.5	547.5	4.875%	09/25/13	09/25/20	98.966	113.132	619

Euro	563.6	563.6	4.500%	01/23/14	01/25/21	99.447	111.250	627

Euro	(b)199.8	199.8	6 month Euribor (base 365)	01/01/02	01/01/22	100	100	200

Euro	883.9	883.9	5.250%	02/10/10	02/10/22	99.295	114.655	1,013

Euro	(c)2,000	2,000	1.125%	03/26/15	03/26/22	100	112.955	2,259

Euro	1,000	1,000	3.250%	01/16/15	01/16/23	99.446	101.650	1,017

GBP	400	545	5.875%	05/19/06	05/19/23	99.622	107.679	587

USD	1,500	1,377.8	5.303%	05/30/14	05/30/24	100	99.313	1,368

Euro	670	670	5.250%	03/17/05	03/17/55	99.667	100.179	671

Total		15,638.4						16,792

(a)	Weighted average issue price for bonds issued with more than one tranche.
(b)	Reserved for employees.
(c)	Bond convertible into newly-issued Telecom Italia S.p.A. ordinary treasury shares. On May 20, 2015 Shareholders’ Meeting of Telecom Italia S.p.A. approved the authorization for the convertibility of the unsecured equity-linked bond and the share capital increase reserved to servicing its conversion.

The regulations and/or Offering Circulars relating to the bonds described above are available on the corporate website at the address: www.telecomitalia.com.

The change in bonds during 2015 was as follows:

New issues

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia S.p.A. 1,000 million euros 3.250% maturing 01/16/2023	Euro	1,000	01/16/2015

Telecom Italia S.p.A. bond convertible(*) into ordinary shares 2,000 million euros 1.125% maturing 03/26/2022	Euro	2,000	03/26/2015

(*)	On May 20, 2015, the Shareholders’ Meeting of Telecom Italia S.p.A. approved the share capital increase to service the conversion of the unsecured equity-linked bond issue.

Repayments

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia S.p.A. 514 million euros 4.625% (1)	Euro	514	06/15/2015

Telecom Italia S.p.A. 120 million euros, Euribor 3M+0.66%	Euro	120	23/11/2015

Telecom Italia S.p.A. 500 million GBP 5.625%	GBP	500	29/12/2015

(1)	Net of buybacks by the Company of 236 million euros during 2014 and the first half of 2015.

Telecom Italia S.p.A. Separate Financial Statements	Note 14 Financial liabilities (non-current and current)	387

Buybacks

On January 23, 2015, Telecom Italia S.p.A. successfully concluded the buyback offer on four bond issues maturing between June 2015 and September 2017, buying back a total nominal amount of 810.3 million euros.

Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (euros)	Repurchased nominal amount (euros)	Buyback price
Telecom Italia S.p.A. - 750 million euros, maturing June 2015, coupon 4.625% (1)	577,701,000	63,830,000	101.650%

Telecom Italia S.p.A. - 1,000 million euros, maturing January 2016, coupon 5.125% (2)	771,550,000	108,200,000	104.661%

Telecom Italia S.p.A. - 1,000 million euros, maturing January 2017, coupon 7.000%	1,000,000,000	374,308,000	111.759%

Telecom Italia S.p.A. - 1,000 million euros, maturing September 2017, coupon 4.500%	1,000,000,000	263,974,000	108.420%

(1)	Net of buybacks by the Company of 172 million euros during 2014.
(2)	Net of buybacks by the Company of 228 million euros during 2014.

On April 24, 2015, Telecom Italia S.p.A. successfully concluded the buyback offer on nine bond issues of Telecom Italia S.p.A. maturing between January 2017 and February 2022, buying back a total nominal amount of 2,000 million euros (none of the buybacks were accepted for the Notes maturing in September 2017 and January 2017 submitted under the Offers).

Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (euros)	Repurchased nominal amount (euros)	Buyback price
Telecom Italia S.p.A. - 750 million euros, maturing May 2018, coupon 4.750%	750,000,000	35,879,000	111.165%

Telecom Italia S.p.A. - 750 million euros, maturing December 2018, coupon 6.125%	750,000,000	121,014,000	117.329%

Telecom Italia S.p.A. - 1,250 million euros, maturing January 2019, coupon 5.375%	1,250,000,000	307,600,000	114.949%

Telecom Italia S.p.A. - 1,000 million euros, maturing January 2020, coupon 4.000%	1,000,000,000	280,529,000	111.451%

Telecom Italia S.p.A. - 1,000 million euros, maturing September 2020, coupon 4.875%	1,000,000,000	452,517,000	116.484%

Telecom Italia S.p.A. - 1,000 million euros, maturing January 2021, coupon 4.500%	1,000,000,000	436,361,000	114.714%

Telecom Italia S.p.A. - 1,250 million euros, maturing February 2022, coupon 5.250%	1,250,000,000	366,100,000	121.210%

Telecom Italia S.p.A. Separate Financial Statements	Note 14 Financial liabilities (non-current and current)	388

On July 20, 2015 Telecom Italia S.p.A. successfully concluded the buyback offer on five bond issues maturing between January 2017 and January 2019, buying back a total nominal amount of 467.3 million euros.

Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (euros)	Repurchased nominal amount (euros)	Buyback price
Telecom Italia S.p.A. - 1,000 million euros, maturing January 2017, coupon 7.000% (1)	625,692,000	81,141,000	109.420%

Telecom Italia S.p.A. - 1,000 million euros, maturing September 2017, coupon 4.500% (2)	736,026,000	107,811,000	107.428%

Telecom Italia S.p.A. - 750 million euros, maturing May 2018, coupon 4.750% (3)	714,121,000	121,223,000	109.477%

Telecom Italia S.p.A. - 750 million euros, maturing December 2018, coupon 6.125% (4)	628,986,000	47,108,000	115.395%

Telecom Italia S.p.A. - 1,250 million euros, maturing January 2019, coupon 5.375% (5)	942,400,000	110,000,000	112.960%

(1)	Net of buybacks by the Company of 374 million euros in January 2015.
(2)	Net of buybacks by the Company of 264 million euros in January 2015.
(3)	Net of buybacks by the Company of 36 million euros in April 2015.
(4)	Net of buybacks by the Company of 121 million euros in April 2015.
(5)	Net of buybacks by the Company of 308 million euros in April 2015.

On the same date, Telecom Italia S.p.A. also successfully concluded the buyback offer on two bond issues of Telecom Italia Capital S.A. maturing June 2018 and June 2019, buying back a total nominal amount of 563.7 million USD.

Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (USD)	Repurchased nominal amount (USD)	Buyback price
Telecom Italia Capital S.A. – 1,000 million USD, maturity June 2018, coupon 6.999%	1,000,000,000	323,356,000	111.721%

Telecom Italia Capital S.A. – 1,000 million USD, maturity June 2019, coupon 7.175%	1,000,000,000	240,320,000	114.188%

Medium/long-term amounts due to banks of 4,266 million euros (3,091 million euros at December 31, 2014) increased by 1,175 million euros, mainly for bilateral Term Loans. Short-term amounts due to banks totaled 573 million euros, decreasing 105 million euros (678 million euros at December 31, 2014). Short-term amounts due to banks included 133 million euros for the current portion of medium/long-term amount due to banks.

Medium/long-term payables to other lenders, amounting to 266 million euros (266 million euros at December 31, 2014), mainly consist of 250 million euros of loans from Cassa Depositi e Prestiti taken out by Telecom Italia S.p.A. (of which 100 million euros expiring in April 2019 and 150 million euros expiring in October 2019). Short-term payables to other lenders amounted to 222 million euros (321 million euros at December 31, 2014) and included 105 million euros for the current portion of medium/long-term payables to other lenders (of which 92 million euros relating to the remaining payable for the loan taken out with the Ministry of Economic Development for the purchase of the user rights for the 800, 1800 and 2600 MHz frequencies expiring in October 2016).

Telecom Italia S.p.A. Separate Financial Statements	Note 14 Financial liabilities (non-current and current)	389

Medium/long-term payables to subsidiaries amounted to 7,360 million euros, decreasing 688 million euros compared to December 31, 2014 (6,672 million euros). They consisted of loans obtained from Telecom Italia Capital S.A. (4,506 million euros) and from Telecom Italia Finance S.A. (2,853 million euros), following the issues of bonds placed by the financial companies of the Group on the United States and Luxembourg markets. Short-term payables to subsidiaries amounted to 1,675 million euros and decreased by 2,736 million euros compared to December 31, 2014 (4,411 million euros). These payables refer to the current portion of medium/long-term loans due to Telecom Italia Capital S.A. (19 million euros) and Telecom Italia Finance S.A. (1,004 million euros), short-term loans payable to Telecom Italia Finance S.A. (141 million euros), Telecom Italia Sparkle (180 million euros), and Olivetti Multiservices (23 million euros), in addition to current accounts held at market rates for centralized treasury services, mainly with Telecom Italia Sparkle (95 million euros), Telecom Italia Information Technology (77 million euros), Telenergia (31 million euros), Telecontact (20 million euros), Telsy (8 million euros), Inwit (8 million euros), H.R. Services (7 million euros) and into NGN (7 million euros).

Medium/long-term finance lease liabilities totaled 1,912 million euros (877 million euros at December 31, 2014) and mainly related to building sale and leaseback transactions recorded in accordance with the financial method established by IAS 17. The increase compared to December 31, 2014 was mainly attributable to the renegotiation and/or finalization of new contracts carried out at the end of 2014, which resulted, on one hand, in the reclassification from operating leases to finance leases for a number of contracts previously classified as operating leases, and, on the other hand, for the contracts that were already classified as finance lease, in the “remeasurement” of the value of the properties and the related liability. This resulted in an overall impact on the balance sheet at December 31, 2015 of 1,178 million euros in terms of higher tangible assets (Land and Buildings) and related payables for financial leases. Short-term finance lease liabilities amounted to 142 million euros (165 million euros at December 31, 2014).

Hedging derivatives relating to hedged items classified as non-current liabilities of a financial nature amounted to 1,595 million euros (2,038 million euros at December 31, 2014). Hedging derivatives relating to hedged items classified as current liabilities of a financial nature amounted to 205 million euros (220 million euros at December 31, 2014).

Medium/long-term non-hedging derivatives amounted to 1,572 million euros (1,260 million euros at December 31, 2014). Short-term Non-hedging derivatives amounted to 629 million euros (106 million euros at December 31, 2014) and consisted of 565 million euros (111 million euros at December 31, 2014) for the value of the embedded option in the mandatory convertible bond of 1.3 billion euros issued by Telecom Italia Finance S.A. (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”). At December 31, 2015 the measurement of the embedded option resulted in the recognition in the income statement of an expense of 454 million euros (expense of 174 million euros at December 31, 2014). The embedded option was transferred to Telecom Italia S.p.A. in December 2013 following the shareholders’ meeting resolutions of December 20, 2013.

These line items include the measurement of transactions which Telecom Italia S.p.A. carries out with banking counterparts to service the companies of the Group in its exclusive role as the centralized treasury function and are offset in full by the corresponding items classified in financial assets.

Further details are provided in the Note “Derivatives”.

“COVENANTS”, “NEGATIVE PLEDGES” AND OTHER CONTRACT CLAUSES IN EFFECT AT DECEMBER 31, 2015

The bonds issued by the Telecom Italia Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets. Consequently, for example, there are commitments not to use the company’s assets as collateral for loans (“negative pledges”).

Telecom Italia S.p.A. Separate Financial Statements	Note 14 Financial liabilities (non-current and current)	390

With regard to the loans taken out by Telecom Italia S.p.A. (“Telecom Italia”) with the European Investment Bank (“EIB”), at December 31, 2015, the nominal amount of outstanding loans amounted to 2,550 million euros, of which 1,100 million euros at direct risk and 1,450 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 1,100 million euros need to apply the following covenants:

•	in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);

•	with the 500 million euro loan, signed on December 14, 2015, Telecom Italia undertook to ensure that, for the entire duration of the loan, the total financial debt of the Group companies other than Telecom Italia – except for the cases when that debt is fully and irrevocably secured by Telecom Italia – is lower than 35% of the Group’s total financial debt.

EIB loans secured by banks or entities approved by the EIB for a total nominal amount of 1,450 million euros, and direct risk loans, respectively of 300 million euros, signed on July 30, 2014 and 500 million euros, signed on December 14, 2015, must apply the following covenants:

•	“Inclusion clause”, covering a total of 1,650 million euros of loans, under which, in the event Telecom Italia commits to uphold financial covenants in other loan contracts (and even more restrictive clauses for 2014 and 2015 direct risk loans, including, for instance, cross default clauses and commitments restricting the sale of goods) that are not present in or are stricter than those granted to the EIB, the EIB will have the right – if, in its reasonable opinion, it considers that such changes may have a negative impact on Telecom Italia’s financial capacity – to request the provision of guarantees or the modification of the loan contract in order to establish an equivalent provision in favor of the EIB;

•	“Network Event”, covering a total of 1,350 million euros of loans, under which, in the event of the disposal of the entire fixed network or of a substantial part (in any case more than half in quantitative terms) to third parties or in the event of disposal of the controlling interest in the company in which the network or a substantial part of it has previously been transferred, Telecom Italia must immediately inform EIB, which shall have the option of requiring the establishment of guarantees or amendment of the loan contract or an alternative solution.

The loan agreements of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

The loan agreements contain the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (“negative pledges”), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In the Loan Agreements and the Bonds, Telecom Italia is required to provide notification of change of control. Identification of the occurrence of a change of control and the applicable consequences – including the establishment of guarantees or the early repayment of the amount paid and the cancellation of commitment in the absence of agreements to the contrary – are specifically covered in the individual agreements.

In addition, the outstanding loans generally contain a commitment by Telecom Italia, whose breach is an Event of Default, not to implement mergers, demergers or transfer of business to entities outside the Group. Such Event of Default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the annulment of the undrawn commitment amounts.

Telecom Italia S.p.A. Separate Financial Statements	Note 14 Financial liabilities (non-current and current)	391

Finally, as of December 31, 2015, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

REVOLVING CREDIT FACILITY

The following table shows the composition and the draw down of the committed credit lines available at December 31, 2015:

	12/31/2015		12/31/2014
(billions of euros)	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – expiring May 2017	4.0	—	4.0	—

Revolving Credit Facility – expiring March 2018	3.0	—	3.0	—

Total	7.0	—	7.0	—

Telecom Italia has two syndicated Revolving Credit Facilities for amounts of 4 billion euros and 3 billion euros expiring May 24, 2017 and March 25, 2018 respectively, both not yet drawn down.

On December 14, 2015, a number of beneficial changes to the economic terms of the Revolving Credit Facilities were signed and they were extended by two years, taking effect on January 4, 2016: to May 24, 2019 for the Revolving Credit Facility of 4 billion euros and to March 25, 2020 for the Revolving Credit Facility of 3 billion euros.

Telecom Italia also has access to:

•	a bilateral Term Loan from Banca Regionale Europea expiring July 2019 for 200 million euros, drawn down for the full amount;

•	two bilateral Term Loans from Cassa Depositi e Prestiti respectively for 100 million euros expiring in April 2019 and 150 million euros expiring in October 2019, drawn down for the full amount;

•	two bilateral Term Loans from Mediobanca respectively for 200 million euros expiring in November 2019 and 150 million euros expiring in July 2020, drawn down for the full amount;

•	a bilateral Term Loan from ICBC expiring July 2020 for 120 million euros, drawn down for the full amount;

•	a bilateral Term Loan from Intesa Sanpaolo expiring August 2021 for 200 million euros, drawn down for the full amount.

Telecom Italia S.p.A. Separate Financial Statements	Note 14 Financial liabilities (non-current and current)	392

TELECOM ITALIA’S RATING

At December 31, 2015, the three rating agencies — Standard & Poor’s, Moody’s and Fitch Ratings — rated Telecom Italia as follows:

	Rating	Outlook

STANDARD & POOR’S	BB+	Stable
MOODY’S	Ba1	Negative
FITCH RATINGS	BBB-	Stable

Telecom Italia S.p.A. Separate Financial Statements	Note 14 Financial liabilities (non-current and current)	393

NOTE 15

NET FINANCIAL DEBT

As required by Consob Communication DEM/6064293 of July 28, 2006, the following table presents the net financial debt at December 31, 2015 and December 31, 2014, calculated in accordance with the criteria indicated in the “Recommendations for the Consistent Implementation of European Commission Regulation implementing the Prospectus Directive,” issued by the former CESR (Committee of European Securities Regulators) on February 10, 2005 (now the European Securities & Markets Authority — ESMA), and adopted by Consob.

For the purpose of determining such figure, the amount of financial liabilities has been adjusted by the effect of the relative hedging derivatives recorded in assets and the receivables arising from financial subleasing.

This table also shows the reconciliation of net financial debt determined according to the criteria indicated by ESMA and net financial debt calculated according to the criteria of the Telecom Italia Group and presented in the Report on Operations.

(millions of euros)			12/31/2015	12/31/2014
Non-current financial liabilities			30,743	30,010

Current financial liabilities			5,637	7,747

Total Gross financial debt	(a	)	36,380	37,757

Non-current financial assets (°)
Non-current financial receivables for lease contract			(11)	(25)

Non-current hedging derivatives			(752)	(663)

	(b	)	(763)	(688)

Current financial assets
Securities other than investments			(830)	(802)

Financial receivables and other current financial assets			(202)	(303)

Cash and cash equivalents			(916)	(1,305)

	(c	)	(1,948)	(2,410)

Net financial debt as per Consob communication DEM/6064293/2006 (ESMA)	(d=a+b+c	)	33,669	34,659

Non-current financial assets (°)
Other financial receivables and other non-current financial assets	(e	)	(1,614)	(1,236)

Net financial debt (*)	(f=d+e	)	32,055	33,423

Reversal of fair value measurement of derivatives and related financial assets/liabilities	(g	)	(2,072)	(1,942)

Adjusted net financial debt	(f+g	)	29,983	31,481

(*)	As regards the effects of related party transactions on net financial debt, reference should be made to the specific table included in the Note “Related party transactions”.
(º)	At December 31, 2015 and at December 31, 2014, “Non-current financial assets” (b + e) amounted to 2,377 million euros and 1,924 million euros, respectively.

Telecom Italia S.p.A. Separate Financial Statements	Note 15 Net financial debt	394

NOTE 16

FINANCIAL RISK MANAGEMENT

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES OF TELECOM ITALIA S.P.A.

As reported in the Note “Financial Risk Management” of the consolidated financial statements of the Telecom Italia Group, Telecom Italia S.p.A. adheres to the “Financial risk management and control guidelines” established for the Group.

The risk management policies of Telecom Italia S.p.A. observe the policies for the diversification of risks identified for the Group.

An optimum fixed-rate and variable-rate debt composition is defined for the entire Group and is not established for the individual companies.

As for the exchange rate risk on financial payables contracted by Telecom Italia S.p.A. denominated in currencies other than euro, such risk is hedged in full.

Derivative financial instruments are designated as fair value hedges for managing exchange rate and interest rate risk on instruments denominated in currencies other than euro and for managing interest rate risk on fixed-rate loans in euros. Derivative financial instruments are designated as cash flow hedges when the objective is to pre-set the exchange rate of future transactions and the interest rate.

All derivative financial instruments are entered into with leading banking and financial counterparts whose credit ratings are constantly monitored to reduce the credit risk.

Telecom Italia S.p.A. has current account transactions with subsidiaries, as part of its treasury services which are conducted at market rates, and multi-year loan agreements with them which are also at market rates.

PRICE RISK

Embedded option of the mandatory convertible bond issued by the subsidiary Telecom Finance S.A.

The measurement for accounting purposes of the embedded option of the mandatory convertible bond issued by the subsidiary Telecom Italia Finance S.A. for an amount of 1.3 billion euros (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”) is dependent on various factors including the performance of the ordinary shares of Telecom Italia S.p.A..

With respect to the value at December 31, 2015, if the ordinary shares of Telecom Italia S.p.A., with other valuation factors remaining equal, increased by 10%, the value of the embedded option would suffer a negative change of 176 million euros, whereas for a decrease of 10%, the change would be positive by 68 million euros.

INTEREST RATE RISK: SENSITIVITY ANALYSIS

The change in interest rates on the variable component of payables and liquidity may lead to higher or lower finance income and expenses, while the changes in the level of the expected interest rate affect the fair value measurement of Telecom Italia S.p.A. derivatives. In particular:

•	with regard to derivatives that convert the liabilities contracted by Telecom Italia S.p.A. (cash flow hedging), in keeping with international accounting standards that regulate hedge accounting, the fair value (mark-to-market) measurement of such instruments is set aside in a specific unavailable Equity reserve. The combined change of the numerous market variables to which the mark-to-market calculation is subject between the transaction inception date and the measurement date renders any assumption about the trend of the variables of little significance. As the contract expiration date approaches, the accounting effects described will gradually be absorbed until they cease to exist;

Telecom Italia S.p.A. Separate Financial Statements	Note 16 Financial risk management	395

•	if at December 31, 2015 the interest rates in the various markets in which Telecom Italia S.p.A. operates had been 100 basis points higher/lower compared to that actually realized, then higher/lower finance expenses, before the tax effect, would have been recognized in the income statement for 96 million euros (109 million euros at December 31, 2014).

ALLOCATION OF THE FINANCIAL STRUCTURE BETWEEN FIXED RATE AND VARIABLE RATE

As for the allocation of the financial structure between the fixed-rate component and the variable-rate component, for both financial assets and liabilities, reference should be made to the following tables. They show the nominal repayment/investment amount (insofar as that amount expresses the effective interest rate exposure of the Group) and, as far as financial assets are concerned, the intrinsic nature (financial characteristics and duration) of the transactions under consideration rather than just the stated contractual terms alone. Bearing that in mind, a transaction whose characteristics (short or very short time frame and frequent renewal) are such that the interest rate is periodically reset on the basis of market parameters, even though the contract does not call for re-fixing the interest rate (such as in the case of bank deposits, Euro Commercial Papers and receivables on sales of securities), has been considered in the category of variable rate.

Total Financial liabilities (at the nominal repayment amount)

	12/31/2015			12/31/2014
(millions of euros)	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
Bonds	11,528	4,110	15,638	11,180	5,709	16,889

Loans and other financial liabilities (*)	9,128	6,975	16,103	9,022	7,531	16,553

Total	20,656	11,085	31,741	20,202	13,240	33,442

(*)	At December 31, 2015, current liabilities totaled 1,346 million euros, of which 1,091 million euros at variable rates (3,388 million euros at December 31, 2014, of which 3,353 million euros at variable rates).

Total Financial assets (at the nominal investment amount)

	12/31/2015			12/31/2014
(millions of euros)	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
Cash and cash equivalents	—	916	916	—	1,305	1,305

Securities	518	255	773	—	778	778

Other receivables	1,104	282	1,386	584	266	850

Total	1,622	1,453	3,075	584	2,349	2,933

With regard to variable-rate financial instruments, the contracts provide for revisions of the relative parameters to take place within the subsequent 12 months.

Effective interest rate

As to the effective interest rate, for the categories where that parameter can be determined, such parameter refers to the original transaction net of the effect of any derivative hedging instruments. The disclosure, since it is provided by class of financial asset and liability, was determined, for purposes of calculating the weighted average, using the carrying amount adjusted by accruals, prepayments, deferrals and changes in fair value: this is therefore the amortized cost, net of accruals and any changes in fair value as a consequence of hedge accounting.

Telecom Italia S.p.A. Separate Financial Statements	Note 16 Financial risk management	396

Total Financial liabilities

	12/31/2015		12/31/2014
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)
Bonds	15,376	5.11	16,785	5.46

Loans and other financial liabilities	16,297	3.18	16,332	3.35

Total	31,673	4.12	33,117	4.42

Total Financial assets

	12/31/2015		12/31/2014
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)
Cash and cash equivalents	916	0.23	1,305	0.38

Securities	773	5.61	778	4.40

Other receivables	101	2.98	122	5.55

Total	1,790	2.71	2,205	2.08

As for financial assets, the weighted average effective interest rate is not essentially influenced by the existence of derivatives.

As for market risk management using derivatives, reference should be made to the Note “Derivatives”.

CREDIT RISK

Credit risk represents Telecom Italia’s exposure to possible losses arising from the failure of commercial or financial counterparts to fulfill their assumed obligations. Such risk stems principally from economic and financial factors, or from the possibility that a default situation of a counterpart could arise, or from factors more strictly technical, commercial or administrative.

Telecom Italia’s maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables recorded in the financial statements, excluding guarantees received, described in the Note “Contingent liabilities, other information, commitments and guarantees”.

In referring to the details indicated in the Note “Trade and miscellaneous receivables and other current assets”, it should be pointed out that provision charges for bad debts are recorded on specific credit positions that present an element of individual risk. On credit positions that do not have such characteristics, provision charges are recorded by customer segment according to the average uncollectibility estimated on the basis of statistics.

For the credit risk relating to the asset components which contribute to the determination of Net financial debt it should be noted that, as per Group policy, the management of the liquidity of Telecom Italia S.p.A. is guided by conservative criteria and is principally based on money market management. As part of this management, investments are made during the year with temporary excess cash resources, which are expected to turn around within the subsequent 12-month period.

In order to limit the risk of non-fulfillment of the obligations undertaken by the counterpart, deposits were made with banking and financial institutions with a rating no lower than the investment grade; moreover, the terms of deposits are shorter than three months. With regard to the other temporary investments of liquidity, there were investments for 255 million euros in Italian Treasury Bonds and CCTs.

Telecom Italia S.p.A. Separate Financial Statements	Note 16 Financial risk management	397

LIQUIDITY RISK

Telecom Italia S.p.A. pursues the Group’s objective of achieving an adequate level of financial flexibility.

Current financial assets at December 31, 2015, together with unused committed bank lines, ensure complete coverage of debt repayment obligations for the next 18-24 months.

14% of gross financial debt at December 31, 2015 (nominal repayment amount) will become due in the next 12 months.

The following tables report the contractual cash flows, not discounted to present value, relative to gross financial debt at nominal repayment amounts and the interest flows, determined using the terms and the interest and exchange rates in place at December 31, 2015. The portions of principal and interest of the hedged liabilities includes both the disbursements and the receipts of the relative hedging derivatives.

Financial liabilities – Maturities of contractually expected disbursements

		maturing by 12/31 of the year:
(millions of euros)		2016	2017	2018	2019	2020	After 2020	Total
Convertible bonds	Principal	1,771	2,195	1,175	1,990	1,267	7,240	15,638

	Interest portion	741	646	505	441	322	1,832	4,487

Loans and other financial liabilities (*)	Principal	1,200	2,358	1,112	3,485	390	4,186	12,731

	Interest portion	434	377	390	345	269	3,984	5,799

Finance lease liabilities	Principal	114	95	102	99	110	1,506	2,026

	Interest portion	114	128	121	114	107	974	1,558

Non-current financial liabilities (*)	Principal	3,085	4,648	2,389	5,574	1,767	12,932	30,395

	Interest portion	1,289	1,151	1,016	900	698	6,790	11,844

Current financial liabilities (**)	Principal	1,346	—	—	—	—	—	1,346

	Interest portion	10	—	—	—	—	—	10

Total Financial liabilities	Principal	4,431	4,648	2,389	5,574	1,767	12,932	31,741

	Interest portion	1,299	1,151	1,016	900	698	6,790	11,854

(*)	These include hedging derivatives, but exclude non-hedging derivatives.
(**)	These exclude non-hedging derivatives.

Derivatives on financial liabilities – Contractually expected interest flows

	maturing by 12/31 of the year:
(millions of euros)	2016	2017	2018	2019	2020	After 2020	Total
Disbursements	(325)	(310)	(280)	(243)	(209)	(2,027)	(3,394)

Receipts	276	277	197	194	118	557	1,619

Hedging derivatives – net (receipts) disbursements	(49)	(33)	(83)	(49)	(91)	(1,470)	(1,775)

Disbursements	(432)	(433)	(408)	(340)	(295)	(4,469)	(6,377)

Receipts	432	433	408	340	295	4,469	6,377

Non-Hedging derivatives – net (receipts) disbursements	—	—	—	—	—	—	—

Total net receipts (disbursements)	(49)	(33)	(83)	(49)	(91)	(1,470)	(1,775)

In order to name the Parent as the sole counterparty of the banking system, all the derivatives of the Group, except for those relating to two banking counterparties, have been centralized under Telecom Italia S.p.A.. In the Telecom Italia S.p.A. separate financial statements, this centralization has resulted in the presence of two non-hedging derivatives for each centralized transaction (one with the bank and the other for the same amount and opposite sign with the company of the Group), while the hedging relationship remains with the subsidiary and the Group.

Telecom Italia S.p.A. Separate Financial Statements	Note 16 Financial risk management	398

The flows relating to the non-hedging derivatives that were placed under centralized management have therefore been excluded from the analysis of the maturities of contractually expected disbursements for financial liabilities and the analysis of the maturities of contractually expected interest flows for derivatives, because the positions are fully offset and, consequently, are not significant for the analysis of liquidity risk.

MARKET VALUE OF DERIVATIVES

In order to determine the fair value of derivatives, the Telecom Italia Group uses various valuation models. The mark-to-market calculation is determined by discounting to present value the interest and notional future contractual flows using market interest rates and exchange rates.

The notional amount of IRS does not represent the amount exchanged between the parties and therefore does not constitute a measurement of credit risk exposure which, instead, is limited to the amount of the differential between the interest rates paid/received.

The market value of CCIRSs, instead, also depends on the differential between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRSs imply the exchange of the reference interest and principal, in the respective currencies of denomination.

The options are measured according to the Black & Scholes or Binomial models and involve the use of various measurements factors, such as: time horizon of the life of the option, risk-free rate of return, current price, volatility and any cash flows (e.g. dividend) of the underlying instrument, and exercise price.

Telecom Italia S.p.A. Separate Financial Statements	Note 16 Financial risk management	399

NOTE 17

DERIVATIVES

Derivative financial instruments are used by Telecom Italia S.p.A. to hedge its exposure to foreign exchange rate and interest rate risks and also to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Derivative financial instruments at December 31, 2015 are principally used to manage debt positions. They include interest rate swaps (IRS) to reduce interest rate exposure on fixed-rate and variable-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRS), and currency forwards to convert the loans/receivables secured in different foreign currencies to the functional currency.

IRS transactions, at specified maturity dates, provide for the exchange of flows of interest with the counterparts, calculated on the notional amount, at the agreed fixed or variable rates.

The same also applies to CCIRS transactions which, in addition to the settlement of periodic interest flows, may provide for the exchange of principal, in the respective currencies of denomination, at maturity and possibly spot.

In carrying out its role as the Treasury function of the Group and with the aim of centralizing all the exposure with banking counterparties in just one entity (Telecom Italia S.p.A.), Telecom Italia has derivative contracts signed with banks and analogous intercompany derivative contracts with Telecom Italia Capital S.A. and Telecom Italia Finance S.A., for a notional amount of 5.735 million euros. The balance of asset and liability measurements of these contracts is equal to zero.

The following tables show the derivative transactions put into place by Telecom Italia S.p.A. by type:

Type	Hedged risk	Notional amount at 12/31/2015 (millions of euros)	Notional amount at 12/31/2014 (millions of euros)	Spot (*) Mark-to- Market (Clean Price) at 12/31/2015 (millions of euros)	Spot (*) Mark-to- Market (Clean Price) at 12/31/2014 (millions of euros)
Interest rate swaps	Interest rate risk	2,889	4,800	35	159

Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	851	1,375	215	161

Total Fair Value Hedge Derivatives **		3,740	6,175	250	320

Interest rate swaps	Interest rate risk	2,385	2,105	(647)	(779)

Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	5,201	5,570	(616)	(1,164)

Forward and FX Options	Currency exchange rate risk	297	—	—	—

Total Cash Flow Hedge Derivatives **		7,883	7,675	(1,263)	(1,943)

Total Non-Hedge Accounting Derivatives		1,621	1,506	(560)	(167)

Total Telecom Italia Derivatives		13,244	15,356	(1,573)	(1,790)

*	Spot Mark-to-market above represents the market measurement of the derivative net of the accrued portion of the flow in progress.
**	On the 2009 issue in GBP there are two hedges, in FVH and CFH; accordingly, although it is a single issue, the notional amount of the hedge is included in both the FVH and CFH groupings.

The category “Non-Hedge Accounting Derivatives” also includes the embedded option of the mandatory convertible bond issued by the subsidiary Telecom Italia Finance S.A. amounting to 1.3 billion euros. This component, embedded in the financial instrument, has a notional amount equal to the amount of the loan.

The hedging of cash flows by cash flow hedges was considered highly effective and at December 31, 2015 led to:

•	recognition in equity of unrealized gains of 254 million euros;

•	reversal from equity to the income statement of net income from exchange rate adjustments of 384 million euros.

Telecom Italia S.p.A. Separate Financial Statements	Note 16 Financial risk management	400

Furthermore, at December 31, 2015, overall net gain from hedging instruments that is still recognized in equity amounted to 36 million euros as a result of the effect of transactions terminated early over the years. The positive impact reversed to the income statement during 2015 is 2 million euros.

The transactions hedged by cash flow hedges will generate cash flows and produce economic effects in the income statement in the periods indicated in the following table:

Currency of denomination	Notional amount in currency of denomination (millions)	Start of period	End of period	Rate applied	Interest period
GBP	850	Jan-16	Jun-19	6.375%	Annually

GBP	400	Jan-16	May-23	5.875%	Annually

JPY	20,000	Jan-16	Oct-29	6 month JPY Libor + 0.94625%	Semiannually

USD	1,000	Jan-16	Nov-33	3 month USD Libor + 0.756%	Quarterly

EURO	791	Jan-16	July-36	6 month Euribor + 1.45969%	Semiannually

EURO	400	Jan-16	Jun-16	3 month Euribor + 0.79%	Quarterly

GBP	750	Jan-16	Dec-17	3.72755%	Annually

EURO	794	Jan-16	Sept-34	6 month Euribor + 0.8787%	Semiannually

USD	1,500	Jan-16	May-24	5.303%	Semiannually

USD	323	Jan-16	Jun-18	6.999%	Semiannually

USD	240	Jan-16	Jun-19	7.175%	Semiannually

The method selected to test the effectiveness retrospectively and, whenever the principal terms do not fully coincide, prospectively, for Cash Flow Hedge derivatives, is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In essence, the portfolio risk must be significantly less than the risk of the hedged item.

The ineffective portion recognized in the income statement from designated cash flow hedge derivatives during 2015 was positive by 6 million euros (without considering the effects due to the application of Credit Value Adjustment/Debt Value Adjustment - CVA/DVA).

Telecom Italia S.p.A. Separate Financial Statements	Note 16 Financial risk management	401

NOTE 18

SUPPLEMENTARY DISCLOSURES ON FINANCIAL INSTRUMENTS

MEASUREMENT AT FAIR VALUE

For the purposes of the comparative information between the carrying amounts and fair value of financial instruments, required by IFRS 7, the majority of the non-current financial liabilities of Telecom Italia consist of bonds, whose fair value is directly observable in the financial markets, as they are financial instruments that due to their size and diffusion among investors, are commonly traded on the relevant markets (see the Note “Current and non-current financial liabilities”). For other types of financing, however, the following assumptions have been made in determining fair value:

•	for variable-rate loans: the nominal repayment amount has been assumed;

•	for fixed-rate loans: fair value has been assumed to be the present value of future cash flows using market interest rates at December 31, 2015.

Lastly, for the majority of financial assets, their carrying amount constitutes a reasonable approximation of their fair value since these are short-term investments that are readily convertible into cash.

The fair value measurement of the financial instruments of Telecom Italia is classified according to the three levels set out in IFRS 7. In particular, the fair value hierarchy introduces three levels of input:

•	Level 1: quoted prices in active market;

•	Level 2: corresponds to input data other than market prices in Level 1 observable directly or indirectly;

•	Level 3: prices calculated using inputs that are not based on observable market data.

The following tables set out, for assets and liabilities at December 31, 2015 and 2014 and in accordance with the categories established by IAS 39, the supplementary disclosures on financial instruments required by IFRS 7 and the schedules of gains and losses.

Key for IAS 39 categories

Acronym
Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Available-for-Sale financial assets	AfS
Financial Assets/Liabilities Held for Trading	FAHfT/FLHfT
Financial Liabilities at Amortized Cost	FLAC
Hedging Derivatives	HD
Not applicable	n.a.

Telecom Italia S.p.A. Separate Financial Statements	Note 18 Supplementary disclosures on financial instruments	402

Carrying amount and fair value hierarchy for each category/class of financial asset/liability and comparison with their fair value at December 31, 2015

				Amounts recognized in financial statements according to IAS 39				Levels of hierarchy or of fair value
(millions of euros)	IAS 39 Categories	note	Carrying amount 12/31/2015	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at December 31, 2015
ASSETS
Loans and Receivables	LaR		3,768	3,768							3,768

Non-current assets

Receivables from		7)	34	34

Other financial receivables		7)	8	8

Miscellaneous receivables from others (non-current)		8)	9	9

Current assets

Receivables from employees		7)	12	12

Other short-term financial receivables		7)	8	8

Cash and cash equivalents		7)	916	916

Trade receivables		11)	2,630	2,630

Miscellaneous receivables from others (current)		11)	151	151

Available-for-Sale financial assets	AfS		863		11	852					863

Non-current assets

Other investments		6)	33		11	22		3	19

Securities other than investments		7)	—

Current assets

Securities other than investments available-for-sale		7)	830			830		830

Financial assets at fair value through profit or loss held for trading	FAHfT		1,641				1,641				1,641

Non-current assets

Non-hedging derivatives		7)	1,572				1,572		1,572

Current assets

Non-hedging derivatives		7)	69				69		69

Hedging Derivatives	HD		837			572	265				837

Non-current assets

Hedging Derivatives		7)	752			501	251		752

Current assets
Hedging Derivatives		7)	85			71	14		85

Financial receivables for lease contracts	n.a.		39							39	39

Non-current assets		7)	11							11

Current assets		7)	28							28

Total			7,148	3,768	11	1,424	1,906	833	2,497	39	7,148

Telecom Italia S.p.A. Separate Financial Statements	Note 18 Supplementary disclosures on financial instruments	403

				Amounts recognized in financial statements according to IAS 39				Levels of hierarchy or of fair value
(millions of euros)	IAS 39 Categories	note	Carrying amount 12/31/2015	Amortized cost	Cost	Fair value taken to equity	Fair Value taken to income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at December 31, 2015
LIABILITIES
Financial liabilities at amortized cost (*)	FLAC/HD		33,937	33,937							35,317

Non-current liabilities
Financial payables (medium/long-term)		15)	25,664	25,664

Current liabilities
Financial payables (short term)		15)	4,661	4,661

Trade and miscellaneous payables and other current liabilities		22)	3,612	3,612

Financial liabilities at fair value through profit or loss held for trading	FLHfT		2,201				2,201				2,201

Non-current liabilities
Non-hedging derivatives		15)	1,572				1,572		1,572

Current liabilities
Non-hedging derivatives		15)	629				629		629

Hedging Derivatives	HD		1,800			1,798	2				1,800

Non-current liabilities
Hedging derivatives (medium/long-term)		15)	1,595			1,593	2		1,595

Current liabilities
Hedging Derivatives (short term)		15)	205			205			205

Finance lease liabilities	n.a.		2,054							2,054	3,278

Non-current liabilities		15)	1,912							1,912

Current liabilities		15)	142							142

Total			39,992	33,937	—	1,798	2,203	—	4,001	2,054	42,596

Telecom Italia S.p.A. Separate Financial Statements	Note 18 Supplementary disclosures on financial instruments	404

Carrying amount and fair value hierarchy for each category/class of financial asset/liability and comparison with their fair value at 12/31/2014

				Amounts recognized in financial statements according to IAS 39				Levels of hierarchy or of fair value
(millions of euros)	IAS 39 Categories	note	Carrying amount in financial statements at 12/31/2014	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2014
ASSETS
Loans and Receivables	LaR		4,185	4,185							4,185

Non-current assets
Receivables from employees		7)	26	26

Other financial receivables		7)	1	1

Miscellaneous receivables from others (non-current)		8)	7	7

Current assets				—

Receivables from employees		7)	10	10

Other short-term financial receivables		7)	9	9

Cash and cash equivalents		7)	1,305	1,305

Trade receivables		11)	2,650	2,650

Miscellaneous receivables from others (current)		11)	177	177

Available-for-sale financial assets	AfS		843		23	820					843

Non-current assets
Other investments		6)	41		23	18		3	15

Securities other than investments		7)	—

Current assets
Securities other than investments available-for-sale		7)	802			802		802

Financial assets at fair value through profit or loss held for trading	FAHfT		1,317				1,317				1,317

Non-current assets
Non-hedging derivatives		7)	1,209				1,209		1,209

Current assets
Non-hedging derivatives		7)	108				108		108

Hedging Derivatives	HD		787			418	369				787

Non-current assets
Hedging Derivatives		7)	663			328	335		663

Current assets
Hedging Derivatives		7)	124			90	34		124

Financial receivables for lease contracts	n.a.		77							77	77

Non-current assets		7)	25							25

Current assets		7)	52							52

Total			7,209	4,185	23	1,238	1,686	805	2,119	77	7,209

Telecom Italia S.p.A. Separate Financial Statements	Note 18 Supplementary disclosures on financial instruments	405

				Amounts recognized in financial statements according to IAS 39				Levels of hierarchy or of fair value
(millions of euros)	IAS 39 Categories	note	Carrying amount in financial statements at 12/31/2014	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2014
LIABILITIES
Financial liabilities at amortized cost	FLAC/HD		36,272	36,272							37,814

Non-current liabilities
Financial payables (medium/long-term)		15)	25,835	25,835

Current liabilities
Financial payables (short term)		15)	7,256	7,256

Trade and miscellaneous payables and other current liabilities		22)	3,181	3,181

Financial liabilities at fair value through profit or loss held for trading	FLHfT		1,366				1,366				1,366

Non-current liabilities
Non-hedging derivatives		15)	1,260				1,260		1,260

Current liabilities
Non-hedging derivatives		15)	106				106		106

Hedging Derivatives	HD		2,258			2,232	26				2,258

Non-current liabilities
Hedging derivatives (medium/long-term)		15)	2,038			2,038			2,038

Current liabilities
Hedging Derivatives (short term)		15)	220			194	26		220

Finance lease liabilities	n.a.		1,042							1,042	1,367

Non-current liabilities		15)	877							877

Current liabilities		15)	165							165

Total			40,938	36,272		2,232	1,392	—	3,624	1,042	42,805

Telecom Italia S.p.A. Separate Financial Statements	Note 18 Supplementary disclosures on financial instruments	406

Gains and losses by IAS 39 category - Year 2015

(millions of euros)	IAS 39 Categories	Net gains/(losses) 2015(1)	of which interest
Loans and Receivables	LaR	(307)	4

Available-for-Sale financial assets	AfS	55

Financial Assets/Liabilities Held for Trading	FAHfT/FLHfT	(499)

Financial Liabilities at Amortized Cost	FLAC	(1,696)	(1,316)

Total		(2,447)	(1,312)

(1)	Of which 4 million euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss.

Gains and losses by IAS 39 category - Year 2014

(millions of euros)	IAS 39 Categories	Net gains/(losses) 2014(1)	of which interest
Loans and Receivables	LaR	(410)	15

Available-for-Sale financial assets	AfS	55

Financial Assets/Liabilities Held for Trading	FAHfT/FLHfT	(207)

Financial Liabilities at Amortized Cost	FLAC	(1,566)	(1,408)

Total		(2,128)	(1,393)

(1)	Of which 1 million euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss.

Telecom Italia S.p.A. Separate Financial Statements	Note 18 Supplementary disclosures on financial instruments	407

NOTE 19

EMPLOYEE BENEFITS

Provisions related to employee benefits increased by 382 million euros compared to December 31, 2014. Details of the breakdown and movements are as follows:

(millions of euros)	12/31/2013	Increase/ Present value	Decrease	12/31/2014
Provision for employee severance indemnities	762	214	(66)	910

Provision for termination benefit incentives	22	1	(19)	4

Provision for pension plans	—			—

Total	784	215	(85)	914

of which:
non-current portion	762			910

current portion (*)	22			4

(*)	The current portion refers only to the Provision for termination benefit incentives and Provision for pension plans.

(millions of euros)	12/31/2014	Increase/ Present value	Decrease	12/31/2015
Provision for employee severance indemnities	910	5	(12)	903

Provision for termination benefit incentives	4	393	(4)	393

Provision for pension plans	—	—	—	—

Total	914	398	(16)	1,296

of which:
non-current portion	910			1,278

current portion (*)	4			18

(*)	The current portion refers only to the Provision for termination benefit incentives and Provision for pension plans.

The Provision for employee severance indemnities (T.F.R.) decreased by a total of 7 million euros. The reduction of 12 million euros under “Decreases” refers to indemnities paid during the year to employees who terminated employment or for ordinary advances. The 5 million euro increase consisted of:

(millions of euros)	2015	2014
Finance expenses	19	28

Net actuarial (gains) losses recognized during the year	(14)	186

Total expenses (income)	5	214

Effective return on plan assets	there are no assets servicing the plan

The net actuarial gains recognized at December 31, 2015, totaling 14 million euros (186 million euros of net actuarial losses in 2014), are essentially the result of the change in the discount rate of 2.03% applied, from the 1.89% of December 31, 2014. To take account of the expected future progressive increase in the inflation rate, which is currently particularly low, the rate has been differentiated over the individual years for the actuarial calculation, as detailed further below.

According to Italian law, the amount to which each employee is entitled depends on the period of service and must be paid when the employee leaves the company. The amount of severance indemnity due upon termination of employment is calculated on the basis of the period of employment and the taxable compensation of each employee. This liability is adjusted annually based on the official cost-of-living index and legally-set interest. The liability is not associated with any vesting condition or period or any funding obligation; accordingly, there are no assets servicing the provision. In accordance with IAS 19, this provision has been recognized as a “Defined benefit plan”, for the amounts due up to December 31, 2006.

Telecom Italia S.p.A. Separate Financial Statements	Note 19 Employee benefits	408

Under the regulations introduced by Legislative Decree 252/2005 and Law 296/2006 (the State Budget Law 2007), the severance indemnities accruing from 2007 are assigned, as elected by the employees, to either the INPS Treasury Fund or to supplementary pension funds and take the form of a “Defined contribution plan”. However, revaluations of the provision for the employee severance indemnities at December 31, 2006, made on the basis of the official cost-of-living index and legally-prescribed interest, are retained in the provision for employee severance indemnities.

In application of IAS 19, the employee severance indemnities have been calculated using the “Projected Unit Credit Method” according to which:

•	the future possible benefits which could be paid to each employee registered in the program in the event of retirement, death, disability, resignation etc. have been projected on the basis of a series of financial assumptions (cost-of-living increases, interest rate, increase in compensation etc.);

•	the average present value of future benefits has been calculated, at the measurement date, on the basis of the annual interest rate adopted and the probability that each benefit actually has to be paid;

•	the liability has been calculated as the average present value of future benefits that will be generated by the existing provision at the measurement date, without considering any future accruals.

The following assumptions have been made:

FINANCIAL ASSUMPTIONS	Executives	Non-executives
Inflation rate
Year 2016	1.50% per annum	1.50% per annum
Year 2017	1.80% per annum	1.80% per annum
Year 2018	1.70% per annum	1.70% per annum
Year 2019	1.60% per annum	1.60% per annum
2020 onwards	2.00% per annum	2.00% per annum
Discount rate	2.03% per annum	2.03% per annum
Employee severance indemnities annual increase rate
Year 2016	2.625% per annum	2.625% per annum
Year 2017	2.850% per annum	2.850% per annum
Year 2018	2.775% per annum	2.775% per annum
Year 2019	2.700% per annum	2.700% per annum
2020 onwards	3.000% per annum	3.000% per annum

DEMOGRAPHIC ASSUMPTIONS	Executives	Non-executives
Probability of death	RG 48 mortality tables published by “Ragioneria Generale dello Stato”	RG 48 mortality tables published by “Ragioneria Generale dello Stato”
Probability of disability	INPS tables divided by age and sex	INPS tables divided by age and sex
Probability of resignation:
up to 40 years of age	6.50%	1.00%

From 41 to 50 years of age	2.00%	0.50%

From 51 to 59 years of age	2.00%	0.50%

From 60 to 64 years of age	20.00%	6.50%

Over 65 years of age	None	None

Probability of retirement	Reaching the minimum requisites established by the Obligatory General Insurance updated on the basis of Law 214 of December 22, 2011
Probability of receiving at the beginning of the year an advance from the provision for severance indemnities accrued equal to 70%	1.5 per annum %	1.5 per annum %

The application of the above assumptions resulted in a liability for employee severance indemnities of 903 million euros at December 31, 2015 (910 million euros at December 31, 2014).

Telecom Italia S.p.A. Separate Financial Statements	Note 19 Employee benefits	409

Reported below is a sensitivity analysis for each significant actuarial assumption adopted to calculate the liability as at year end, showing how the liability would have been affected by changes in the relevant actuarial assumption that were reasonably possible at that date, stated in absolute terms.

The weighted average duration of the obligation is 12.4 years.

CHANGES IN ASSUMPTIONS	Amounts (millions of euros)
Turnover rate:
+ 0.25 p.p.	(2)

0.25 p.p.	1

Annual inflation rate:
+ 0.25 p.p.	19

0.25 p.p.	(20)

Annual discount rate:
+ 0.25 p.p.	(26)

0.25 p.p.	26

Provision for termination benefit incentives increased in total by 389 million euros, following the recognition of 393 million euros for the agreements signed by Telecom Italia S.p.A. with the Trade Unions during 2015, as part of the process of dialog between the parties, aimed at managing redundancies resulting from the streamlining and organizational simplification processes being implemented in the Group (and which are affecting all the companies operating in the TLC sector). More details are provided in the Note “Employee benefits expenses”.

Telecom Italia S.p.A. Separate Financial Statements	Note 19 Employee benefits	410

NOTE 20

PROVISIONS

Provisions increased by 39 million euros compared to December 31, 2014. Details of the breakdown and movements are as follows:

(millions of euros)	12/31/2014	Transfer of Business Unit to Inwit	Increase	Taken to income	Used directly	Reclassifications/other changes	12/31/2015
Provision for taxation and tax risks	55		5	—	(1)	(3)	56

Provision for restoration costs	358	(95)	24		(8)	(57)	222

Provision for legal disputes	83		262	—	(33)	109	421

Provision for commercial risks	119		—	—	(1)	(109)	9

Provision for risks and charges on investments and corporate-related transactions	104		4	(31)	(4)	(3)	70

Other provisions	24		3	(22)	(1)	—	4

Total	743	(95)	298	(53)	(48)	(63)	782

of which:
non-current portion	484						324

current portion	259						458

The non-current portion of provisions mainly relates to the provision for restoration costs. In accordance with the accounting standards, the total amount of the provision is calculated by re-measuring the amounts for which a probable outlay is envisaged, based on the estimated inflation rates for the individual due dates, and subsequently discounted to the reporting date based on the average cost of debt, taking into account cash outflow forecasts.

Provision for taxation and tax risks was essentially unchanged compared to December 31, 2014.

Provision for restoration costs related to the provision for the estimated cost of dismantling tangible assets – in particular batteries, wooden poles and equipment – and for the restoration of the sites used for mobile telephony. This item decreased by 136 million euros mainly due to the transfer of the provision – for 95 million euros – to the company Infrastrutture Wireless S.p.A. (INWIT), as a result of the above-mentioned transfer of the business unit. In addition, the item “Reclassifications/other changes” includes the effect of the change in the useful life of the mobile telephone BST-Base Transceiver Stations and the consequent lengthening of the discounting period, as a result of which the provision was reduced by a total of 57 million euros. This change was recognized as follows:

•	30 million euros as a reduction in the gross carrying amount of the assets it relates to;

•	the remaining 27 million euros as a reduction in the depreciation expense for 2015.

The provision for legal disputes increased by 338 million euros compared to December 31, 2014, mainly due to provisions for litigation with the Public Administration, telecommunication operators and other parties; The provision refers to disputes with employees (20 million euros), social security agencies (2 million euros) and third parties (399 million euros). It includes a reclassification from the provision for commercial risks of 109 million euros in order to provide a better representation of certain types of risk.

The Provision for commercial risks decreased 110 million euros compared to December 31, 2014, mainly due to the above-mentioned reclassification.

The Provision for risks and charges on investment and corporate-related transactions and the Other provisions – which mainly consist of regulatory risk provisions – decreased respectively by 34 million euros and 20 million euros compared to December 31, 2014, mainly due to the removal of the related risks and the consequent release to the income statement during the year.

Telecom Italia S.p.A. Separate Financial Statements	Note 20 Provisions	411

NOTE 21

MISCELLANEOUS PAYABLES AND OTHER NON-CURRENT LIABILITIES

Miscellaneous payables and other non-current liabilities increased 242 million euros compared to December 31, 2014 and were broken down as follows:

(millions of euros)	12/31/2015	12/31/2014
Payables to social security agencies	23	21

Capital grants	270	19

Deferred income	288	298

Payables to subsidiaries	19	20

Other payables to third parties	1	1

Total	601	359

Payables to social security agencies related to the remaining amount due to the INPS for estimated employee benefit obligations owed under Law 58/1992, as well as – from 2015 - the amount due to the INPS for the application of the 2015 arrangements relating to Article 4 paragraphs 1-7ter, of Law 92 of June 28, 2012, the “Fornero” law (see the Note “Employee benefits expenses” for more details). Details are as follows:

(millions of euros)	12/31/2015	12/31/2014
Non-current payables
Due from 2 to 5 years after the end of the reporting period	13	9

Due beyond 5 years after the end of the reporting period	10	12

	23	21

Current payables	8	8

Total	31	29

The item Capital grants represents the component yet to be released to the income statement based on the remaining useful life (estimated at around 18 years) of the assets that the grants refer to. The increase in the figure at December 31, 2015, of 251 million euros, mainly relates to the construction of infrastructure for the Ultra-Broadband-UBB and Broadband-BB projects.

Medium/long-term deferred income included 286 million euros for the deferral of revenues from the activation fees of telephone service (293 million euros at December 31, 2014).

Payables to subsidiaries relate to the payables due for the adoption of the consolidated tax return in Italy.

Telecom Italia S.p.A. Separate Financial Statements	Note 21 Miscellaneous payables and other non-current liabilities	412

NOTE 22

TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES

Trade and miscellaneous payables and other current liabilities increased 444 million euros compared to December 31, 2014 and were broken down as follows:

(millions of euros)			12/31/2015	Of which IAS 39 Financial Instruments	12/31/2014	Of which IAS 39 Financial Instruments
Payables on construction work	(a	)	31		35

Trade payables
Payables to suppliers			2,316	2,316	2,011	2,011

Payables to other telecommunication operators			239	239	239	239

Payables to subsidiaries			438	438	406	406

Payables to associates and joint ventures			8	8	4	4

Payables to other related parties			109	109	122	122

	(b	)	3,110	3,110	2,782	2,782

Miscellaneous payables and other liabilities
Payables to subsidiaries			29		42

Payables to other related parties			31	9	27

Advances received			40		37

Tax payables			106		209

Payables to social security agencies			114		140

Payables for employee compensation			222		222

Customer-related items			694	209	725	211

Trade and miscellaneous deferred income			738		758

Other current liabilities			384	284	291	188

Employee benefits (except for employee severance indemnities) for the current portion expected to be settled within 1 year			18		4

Provisions for risks and charges for the current portion expected to be settled within 1 year			458		259

	(c	)	2,834	502	2,714	399

Total	(a+b+c	)	5,975	3,612	5,531	3,181

(*)	Analyzed in the Note “Income tax expense”.

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Trade payables amounted to 3,110 million euros (2,782 million euros at December 31, 2014) and increased by 328 million euros, mainly as a result of the change in acquisition of goods and services and capital expenditures.

Trade payables to subsidiaries, amounting to 438 million euros, related to amounts due to Telecom Italia Sparkle (57 million euros) for telecommunications services, Telecom Italia Information Technology (242 million euros), Telenergia (43 million euros), 4G Retail (24 million euros), Olivetti (20 million euros), Telecom Italia Digital Solutions (16 million euros), Telecontact (15 million euros), HR Services (12 million euros), Trust Technologies (6 million euros) and INWIT (3 million euros) for supply

Telecom Italia S.p.A. Separate Financial Statements	Note 22 Trade and miscellaneous payables and other current liabilities	413

contracts. Payables to associates, amounting to 8 million euros, relate to supply arrangements with the Italtel group, W.A.Y. S.r.l., Movenda and Nordcom. Trade payables to other related parties amounted to 109 million euros and mainly related to debt positions with the Intesa Sanpaolo group (104 million euros).

Miscellaneous payables and other liabilities amounted to 2,834 million euros and increased 120 million euros compared to December 31, 2014. The most important items included in this line item are described below:

•	Tax payables, amounting to 106 million euros, mainly refer to payables for government concession tax (29 million euros) and withholding tax payables to the tax authorities as the withholding agent (75 million euros);

•	Payables to social security agencies include the short-term portion of the amount payable to INPS under Law 58/1992, as described in the Note “Miscellaneous payables and other non-current liabilities”;

•	customer-related items include, among others, payables for deposits made by subscribers for telephone calls and subscription charges debited in advance;

•	trade and miscellaneous deferred income mainly consists of 256 million euros for interconnection charges, 184 million euros for the deferral of revenues from the activation of telephone service, 20 million euros for traffic and charges, 31 million euros for rent and maintenance payments and 10 million euros for outsourcing contract charges;

•	payables to subsidiaries include 16 million euros for tax consolidation (mainly due to Olivetti and TI Information Technology);

•	other current liabilities comprise, among others, lease installments, payables for grants received from the Italian State and the European Union and payables for guarantee deposits and dividends;

•	employee benefits and provisions.

Telecom Italia S.p.A. Separate Financial Statements	Note 22 Trade and miscellaneous payables and other current liabilities	414

NOTE 23

CONTINGENT LIABILITIES, OTHER INFORMATION, COMMITMENTS AND GUARANTEES

A description is provided below of the most significant judicial, arbitration and tax disputes in which Telecom Italia S.p.A. is involved as of 31 December 2015, as well as those that came to an end during the financial year.

Telecom Italia S.p.A. has posted liabilities totalling 606 million euros for those disputes described below for which the risk of losing the case has been considered at least probable.

A) SIGNIFICANT DISPUTES AND PENDING LEGAL ACTIONS

Telecom Italia Sparkle – Relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Public Prosecutor’s Office of Rome

In August 2014, the Rome Court filed its grounds for the judgement, the ruling of which was pronounced in October 2013. The Court fully acquitted three former managers of Telecom Italia Sparkle from the charges of transnational conspiracy for the purpose of tax evasion and false declaration by the use of invoices or other documents for non-existent transactions (the so called “Frode carosello”). A further 18 defendants were found guilty, with sentences of 20 months to 15 years. The grounds for the judgement acknowledged that the former managers of Telecom Italia Sparkle were completely uninvolved in the “carousel fraud” and the correctness of their actions.

The non-guilty verdict was, however, appealed by the Rome Public Prosecutor’s Office, also in relation to the standing of the Telecom Italia Sparkle employees, and the date of the hearing before the Court of Appeal has not yet been set.

Telecom Italia Sparkle is still formally being investigated for the administrative offence pursuant to Legislative Decree 231/2001, with the predicate offence of conspiracy and translational money laundering.

Following the outcome of the immediate trial, the Company in any event requested and obtained from the Judicial Authority, with an order in June 2014, the release and return of the whole sum of the 72,234,003 euro surety issued in the past in favour of the Judicial Authority to guarantee any obligations deriving from the application of Legislative Decree 231/2001, and the restitution of the sum of 8,451,00 euros; the sum of 1,549,000 euros, corresponding to the maximum fine payable for the administrative offence, remains under seizure.

It is pointed out that in view of the provisions made in the 2009 consolidated financial statements following the Telecom Italia Sparkle affair, risk provisions for a total of 86 million euros (72 million euros of which referred to the risk pursuant to Legislative Decree 231/2001) were still recorded in the financial statements and were fully released in the profit and loss account during 2014.

As for risks of a fiscal nature, you are reminded that in February 2014 the Agenzia delle Entrate (Lazio Regional Office) served three formal notifications of fines for the years 2005, 2006 and 2007, based on the assumption that the telephone traffic in the “carousel fraud” did not exist. The amount of the fines – 25% of the “crime related costs” unduly deducted – total 280 million euros. In this respect the Company filed an appeal to the Provincial Tax Commission in April 2014; the company is waiting for its judgement, after the hearing in February 2016. In light of the investigations carried out, and considering the favourable outcome of the associated criminal proceedings, the risk is believed to be only potential, so no provisions were made in the financial statements.

Telecom Italia S.p.A. Separate Financial Statements	Note 23 Contingent liabilities, other information, commitments and guarantees	415

Irregularities concerning transactions for the leasing/rental of assets

In relation to the irregularities detected with regard to some leasing and rental transactions, which in some cases led to disputes relating to Direct Taxes and VAT, the Company arranged to make provision for risks; the actual amount of the risk provision is around 10.3 million euros.

— ● —

It should be noted that for some disputes described below, on the basis of the information available at the closing date of the present document and with particular reference to the complexity of the proceedings, to their progress, and to elements of uncertainty of a technical-trial nature, it was not possible to make a reliable estimate of the size and/or times of possible payments, if any. Moreover, in the case in which the disclosure of information relative to the dispute could seriously jeopardise the position of Telecom Italia or its subsidiaries, only the general nature of the dispute is described.

Investigation by the Public Prosecutor’s Office of Monza

Criminal proceedings are currently pending before the Judge for Preliminary Hearings of the Monza Court, following the committal to trial formulated by the Public Prosecutor and with the preliminary hearing scheduled in May 2016, regarding a number of transactions for the leasing and/or sale of goods, which allegedly involve various offences committed to the detriment, amongst others, of Telecom Italia. The alleged offences relate to financial abuses, tax crimes and fraud with more than one aggravating circumstance. Within the context of said proceeding, Telecom Italia filed a charge against persons unknown in 2011. Telecom Italia proposes that it join the proceedings as a civil party as the person injured and damaged by the offence. In the proceedings, one of the defendants is a former employee of the Company.

Antitrust Case A428

At the conclusion of case A428, in May 2013, Italian Competition Authority AGCM imposed two administrative sanctions of 88,182,000 euros and 15,612,000 euros on Telecom Italia for abuse of its dominant position. The Company allegedly (i) hindered or delayed activation of access services requested by OLOs through unjustified and spurious refusals; (ii) offered its access services to final customers at economic and technical conditions that allegedly could not be matched by competitors purchasing wholesale access services from Telecom Italia itself, only in those geographic areas of the Country where disaggregated access services to the local network are available, and hence where other operators can compete more effectively with the Company.

Telecom Italia appealed against the decision before the Administrative Court (TAR) for Lazio, applying for payment of the fine to be suspended. In particular, it alleged: infringement of its rights to defend itself in the proceedings, the circumstance that the organisational choices challenged by AGCM and allegedly at the base of the abuse of the OLO provisioning processes had been the subject of specific rulings made by the industry regulator (AGCom), the circumstance that the comparative examination of the internal/external provisioning processes had in fact shown better results for the OLOs than for the Telecom Italia retail department (hence the lack of any form of inequality of treatment and/or opportunistic behaviour by Telecom Italia), and (regarding the second abuse) the fact that the conduct was structurally unsuitable to reduce the margins of the OLOs.

In May 2014, the judgement of the Lazio TAR was published, rejecting Telecom Italia’s appeal and confirming the fines imposed in the original order challenged. In September 2014 the Company appealed against this decision.

On May 2015, with the judgement no. 2479/2015, the Council of State found the decision of the court of first instance did not present the deficiencies alleged by Telecom Italia and confirmed the AGCM ruling. The company had already proceeded to pay the fines and the accrued interest.
In a decision notified in July 2015, AGCM started proceedings for non-compliance against Telecom Italia, to ascertain if the Company had respected the notice to comply requiring it to refrain from undertaking behaviours analogous to those that were the object of the breach ascertained with the concluding decision in case A428 dated May 2013.

Telecom Italia S.p.A. Separate Financial Statements	Note 23 Contingent liabilities, other information, commitments and guarantees	416

If non-compliance with the notice requiring the company to refrain from these behaviours, article 15, subsection 2 of Law no. 287/90 provides for the application of a minimum administrative fine of no less than double the original fine imposed, and a maximum limit of 10% of the turnover of the firm.

Telecom Italia requested access to the case files, in order to have full knowledge of the alleged breaches reported, and in the month of July 2015 partial access was granted to the documents generated by AGCM itself only.

In October 2015, a defence statement was filed, which evidenced the activities undertaken to improve the ways in which the access services requested by the OLOs are provided, and subsequently the Company presented the changes that are being made to the processes and systems for their supply at the AGCM offices.

The term set for the conclusion of the non-compliance proceedings, originally set at 13 January 2016, has been extended to 31 July 2016 to enable AGCM to assess the aforementioned structural and process changes.

Antitrust Case I761

With a ruling issued on 10 July 2013, the Italian Competition Authority (AGCM) extended to Telecom Italia the investigation started in March of the same year into some firms active in the fixed network maintenance sector. The investigation aims to establish if an agreement exists that is prohibited pursuant to article 101 of the Treaty on the Functioning of the European Union. The proceedings were initiated after Wind filed two complaints in which the AGCM was informed that, based on an invitation to bid for the assignment of network corrective maintenance services, it had encountered substantial uniformity of prices offered by the aforementioned enterprises and a significant difference from the offers submitted subsequently by other and different companies.

The AGCM alleged that Telecom Italia carried out a role of coordinating the other parts of the procedure, both during the formulation of the offers requested by Wind and in relation to the positions represented to AGCom.

Telecom Italia challenged these proceedings before the Administrative Court (TAR), sustaining that the AGCM does not have competence in this matter.

On 7 July 2014, the AGCM notified the objective extension of the proceedings to check if the Company, abusing its dominant position, put in place initiatives that might influence the conditions of the offer of accessory technical services when the offers of the maintenance businesses to Wind and Fastweb were being formulated. With the extension provision, the AGCM has also extended the deadline for closing the proceedings from the original date of 31 July 2014 to 31 July 2015. This extension was also challenged before the Administrative Court (TAR) of Lazio sustaining that the Italian Competition Authority does not have competence in this matter.

In November 2014, for reasons of procedural economy and also convinced that it was acting legitimately, Telecom Italia presented to the Authority a proposal of undertakings in order to resolve the competition concerns subject of the investigation. In its resolution of 19 December 2014 the AGCM considered that these undertakings were not manifestly groundless and later ordered their publication for the purposes of market testing.

On 25 March 2015, AGCM definitively rejected the aforesaid undertakings, considering them not suitable for removing the anticompetitive aspects investigated.

On 21 July 2015 the Communication of the Results of the Investigation was served on the parties to the proceedings, in which the Offices of AGCM expressed their position in the sense of (i) archiving the complaints regarding the abuse of dominant position and (ii) confirming, instead, that there exists between Telecom and the maintenance firms an agreement to coordinate the economic offers drawn up for Wind and Fastweb, and to proceed to supply, in unbundled form, the ancillary technical services.

On 16 December 2015, the final order was issued, confirming the conclusions of the Communication of the Results of the Investigation, sustaining that, between 2012 and 2013, there existed an agreement that restricted competition, and as a result imposed a fine of 21.5 million euros on the Company. The relevant market is the corrective maintenance (assurance) market and, more precisely, the market for troubleshooting the Telecom Italia LLU lines. The purpose of the conduct maintained by the Company and the network firms would have been to limit competition and prevent the evolution of forms of disaggregated supply of ancillary technical services.

Telecom Italia S.p.A. Separate Financial Statements	Note 23 Contingent liabilities, other information, commitments and guarantees	417

Telecom Italia appealed the order before the Lazio Regional Administrative Court.

VODAFONE

In August 2013, Vodafone, as incorporating company of operator Teletu, submitted to the Milan Court a huge claim for damages for presumed abusive and anticompetitive behaviour (founded principally on AGCM case A428) which Telecom Italia allegedly implemented in the period 2008 - 2013. The pecuniary claim was quantified by Vodafone as an estimated sum of between 876 million euros and 1,029 million euros.

In particular, Vodafone alleged technical boycotting activities, with refusal to activate lines requested for Teletu customers (in the period from 2008 to the month of June 2013), together with the adoption of allegedly abusive price policies for wholesale network access services (period from 2008 to the month of June 2013). Furthermore, the other party complained of the presumed application of discounts to business customers greater than those envisaged (“margin squeezing”) and the carrying out of presumed illegal and anticompetitive winback practices (in the period from the second half of 2012 to the month of June 2013).

Telecom Italia filed an appearance, challenging the claims made by the other party regarding the matter and the amount and making a counterclaim. The judgement in question has been suspended, while awaiting the judgement of the Court of Cassation on the Company’s appeal against the order with which the Court rejected the Company’s argument that it did not have territorial competence.

With a writ of summons dated 28 May 2015 before the Milan Court, Vodafone has advanced further claims for compensation, based on the same AGCM case A428 and referring to alleged damages it suffered in the period July 2013 - December 2014 (and therefore over a period of time subsequent to the period of the similar compensatory judgement mentioned above), for approximately 568.5 million euros.

The case also contains a reservation of further damages to be quantified, during the proceedings, for the following periods, the claimant alleging that the presumed abusive conduct of Telecom Italia continued. The first hearing is scheduled for the month of July 2016.

FASTWEB

In April 2014 Fastweb and Telecom Italia reached a technical-procedural agreement to waive the arbitration started by Fastweb in January 2011 by virtue of which the competitor requested compensation for presumed damages totalling 146 million euros incurred following alleged non-compliance with the provisions contained in the contract for the supply of the LLU service. The agreement reached did not define the respective damages claimed inferred in arbitration, which will continue in the proceedings already pending before the Milan Civil Court, described below. It should be pointed out that in arbitration Fastweb complained that, in the period from July 2008 to June 2010, Telecom Italia had refused, unlawfully, to execute approximately 30,000 requests to migrate customers to the Fastweb network. Telecom Italia filed an appearance, submitting a counterclaim.

In December 2013, Fastweb served a writ of summons at the Court of Milan with a claim for damages arising from alleged improper conduct by Telecom Italia in issuing an excessive number of refusals to supply wholesale access (“KO”) services in 2009-2012 and in making economic offers to business customers, in areas open to LLU services, that could not be replicated by competitors because of the alleged squeeze on discount margins (“margin squeeze” practices). Based on the content of the Antitrust Authority’s well-known decision A428, Fastweb has quantified this claim to be in the order of 1,744 million euros. The Company filed an appearance challenging the claims made by the other party regarding the matter and the amount and making a counterclaim. Subsequently, as part of a structured agreement between the Parties, the case ended with a settlement.

Telecom Italia S.p.A. Separate Financial Statements	Note 23 Contingent liabilities, other information, commitments and guarantees	418

BT ITALIA

With a writ of summons in June 2015, BT Italia has advanced, before the Milan Court, claims for compensation for approximately 638.6 million euros against Telecom Italia referring to alleged damages suffered in the period from 2009 to 2014 for technical boycotting and margin squeezing (these claims refer to the known AGCM A428 case). The other party, assuming that the unlawful conduct of Telecom Italia is still in course, also proposes to update the claim for damages up to the month of May 2015, recalculating the total to be 662.90 million euros. Telecom Italia filed an appearance, challenging the claims of the other party.

COLT TECHNOLOGY SERVICES

With a writ of summons served in August 2015 before the Milan Court, operator Colt Technology Services claimed damages based on the decisive order in case A428, referring to alleged damages suffered over the period 2009/2011, due to the presumed inefficient and discriminatory conduct of Telecom Italia in the process of supplying wholesale services. The damage claimed was quantified as 27 million euros in loss of profits for the alleged non-acquisition of new costumers, or for the alleged impossibility of supplying new services to the customers it had already acquired; the other party also formulated an express request for compensation for the damages to its image and commercial reputation. This case follows the extrajudicial claim for approximately 23 million euros, previously advanced by Colt in June 2015, which the Company rejected in its entirety. The first hearing has been set for December 2015; the Company filed an appearance, contesting the claims of the other party in full.

KPNQ West Italia S.p.A.

With a writ of summons issued by the Rome Court, KPNQ West Italia has sued Telecom Italia, claiming damages quantified as totalling 38 million euros for alleged abusive and anti-competitive conduct in the period 2009-2011, through technical boycotting (KOs and refusals to activate wholesale services); these claims were based on the content of the Italian Competition Authority ruling that settled the A428 case. The first hearing is scheduled for May 2016. Telecom Italia will file an appearance challenging the claims of the other party.

TISCALI

With a writ of summons issued before the Milan Court, served in January 2015, Tiscali has claimed damages of 285 million euros for alleged abusive behaviours of Telecom Italia in the years 2009-2014, through technical boycott activities and by making economic offers to its business clients, in areas open to LLU service, which their competitors were not capable of replicating due to the alleged excessive squeezing of their discount margins. Tiscali’s claim is based on the content of the known AGCM case A428. This dispute was settled in June 2015.

TELEUNIT

With a writ of summons before the Rome Court, Teleunit has claimed 35.4 million euros in damages from Telecom Italia, based on the known decision of the Italian Competition Authority that settled the A/428 case. Specifically, the company complained that in the period 2009/2010 it had suffered abuse conduct in the form of technical boycotting (refusals to active network access services - KOs), and anticompetitive practices in the form of margin squeezing (whereby the excess squeezing is considered abusive inasmuch as it cannot be replicated by competitors). The first hearing is scheduled for the month of June 2016. The Company will file an appearance challenging the other party’s arguments.

With a writ issued in October 2009 before the Milan Appeal Court, Teleunit asked for alleged acts of abuse by Telecom Italia of its dominant position in the premium services market to be investigated. The complainant quantified its damages at a total of approximately 362 million euros. Telecom Italia filed an appearance, contesting the claims of the other party.

Telecom Italia S.p.A. Separate Financial Statements	Note 23 Contingent liabilities, other information, commitments and guarantees	419

After the ruling of January 2014 with which the Court of Appeal declared that it was not competent in this matter and referred the case to the Court, Teleunit reinstated the case before the Milan Court the following April. Telecom Italia filed an appearance in the reinstated proceedings challenging the claims of the other parties.

EUTELIA and VOICEPLUS

In June 2009, Eutelia and Voiceplus asked that alleged acts of abuse by Telecom Italia of its dominant position in the premium services market (based on the public offer of services provided through so-called Non Geographic Numbers) be investigated. The complainants quantified their damages at a total of approximately 730 million euros.

The case follows a precautionary procedure in which the Milan Appeal Court prohibited certain behaviours of the Company relating to the management of some financial relations with Eutelia and Voiceplus concerning the Non Geographic Numbers, for which Telecom Italia managed the payments from the end customers, on behalf of such OLOs and in the light of regulatory requirements. After the ruling with which the Milan Court of Appeal accepted Telecom Italia’s objections, declaring that it was not competent in this matter and referring the case to the Civil Court, Eutelia in extraordinary administration and Voiceplus in liquidation resubmitted the matter to the Milan Court. The first hearing took place in the month of March 2014. Telecom Italia filed an appearance challenging the claims of the other parties. After the collapse of Voiceplus, the Milan Court declared the case suspended, in an order in September 2015. The case was consequently resumed by Voiceplus.

Irregular sale of handsets to companies in San Marino - Investigation by the Public Prosecutor’s Office of Forli

Despite the initial dismissal of the case by the Public Prosecutor’s Office of Bologna in 2011, in June 2012 the Company was served with a search warrant issued by the Public Prosecutor’ s Office of Forlì in the context of proceedings in which the defendants included one subsequently suspended employee and three former employees of the Company.

In September 2013, the notice of completion of the preliminary investigations was filed. The offences proceeded with are conspiracy for the purpose of committing crimes of “false declaration through the use of invoices or other documents for non-existent transactions” and the “issuing of invoices or other documents for non-existent transactions” and the respective target offences. The Company employees have also been accused of the offence of “preventing public supervisory authorities from performing their functions”, “for having prevented CONSOB from learning promptly of the involvement of Telecom S.p.A. in the “San Marino System” for achieving the sales targets imposed by senior management, failing to inform the communication authorities at CONSOB of the economic, equity-related, financial and reputation risks to which its involvement might have led, with potential harm to investors and consequential alteration of market transparency”.

Regarding the latter charge, the Forlì Prosecutor’s Office has transmitted the case papers to the Milan Public Prosecutor’s Office, deemed to be territorially competent.

This matter was the subject of an audit and of the Greenfield Project at the time. In this regard, note that, as a result of what emerged from these activities, the Company took steps to independently regularise some invoices for which the fiscal obligations laid down had not been fully discharged.

POSTE

There are some pending actions brought Ing. C. Olivetti & C. S.p.A. (now Telecom Italia) against Poste, the Italian postal service, concerning non-payment of services rendered under a series of contracts to supply IT goods and services. The judgements issued in the lower courts established an outcome that was partially favourable to the ex-Olivetti, and have been appealed against by Poste in individual rehearings.

Telecom Italia S.p.A. Separate Financial Statements	Note 23 Contingent liabilities, other information, commitments and guarantees	420

In this respect, while a judgement of the Rome Appeal Court confirmed one of the outstanding payables to Telecom Italia, another judgement by the same Court declared void one of the disputed contracts. After this judgement, Poste had issued a writ for the return of approximately 58 million euros, opposed by Telecom Italia given that the judgement of the Supreme Court for amendment of the above judgement is still pending.

After the judgement of the Supreme Court that quashed and remanded the decision of the Appeal Court on which the order was based, the Rome Court declared that the matter of issue in the enforcement proceedings was discontinued, since the claim made by Poste had been rejected. The judgement was resubmitted to another section of the Rome Appeal Court.

Elinet S.p.A. Bankruptcy

The receivers of collapsed Elinet S.p.A., and subsequently the receivers of Elitel S.r.l. and Elitel Telecom S.p.A (the controller of the Elitel group at the time), have appealed the judgement with which the Rome Court rejected the claims for compensation made by the receivers of Elinet-Elitel, reproposing a claim for damages totalling 282 million euros. The claims made to the Company regard the alleged performance of management and coordination activities of the plaintiff, and with it the Elitel group (alternative operator in which Telecom Italia has never had any type of interest), allegedly enacted by playing the card of trade receivables management. Telecom Italia filed an appearance, challenging the claims of the other party.

Dispute relative to “Adjustments on license fees” for the years 1994-1998

With regard to the judgements sought in previous years by Telecom Italia and Tim concerning the Ministry of Communications’ request for payment of the balance of the amounts paid in concession charges for the years 1994-1998 (for a total of 113 million euros), the Administrative Court (TAR) for Lazio rejected the Company’s appeal against the request for adjustment of the licence fee for 1994 in the amount of approximately 11 million euros, 9 million euros of which against turnover not received due to bad debts. Telecom Italia lodged an appeal.

With two further judgements the Administrative Court (TAR) for Lazio, reiterating the reasons expressed previously, also rejected the appeals in which the Company challenged the requests for payment of outstanding balances of licence fees for the years 1995 and 1996-1997-1998, in the amount of approximately 46 million euros. Telecom Italia has appealed before the Council of State also against these judgements.

Vodafone Dispute - Universal Service

In a decision published in July 2015, the Council of State rejected the appeal lodged by AGCom and Telecom Italia against the judgement of the Lazio Administrative Court (TAR) on the financing of the universal service obligation for the period 1999-2003, in which the administrative judge granted the appeals by Vodafone against AGCom decisions 106-109/11/CONS on the renewal of the related proceedings, adding Vodafone to the list of subjects required to contribute, for a sum of approximately 38 million euros. Essentially, the judgement confirms that the Authority has not demonstrated the particular degree of “replaceability” between fixed and mobile telephony for mobile operators to be included among the subjects required to repay the cost of the universal service, which means that AGCom needs to issue a new ruling.

Telecom has filed an application to AGCom to renew the proceedings, and an appeal to the Court of Cassation against the judgement of the Council of State on the grounds that it exceeded its jurisdiction.

Formal Notice of Assessments against Telecom Italia S.p.A.

On 29 October 2015 the Guardia di Finanza concluded a tax investigation into Telecom Italia S.p.A., started in 2013, regarding the years 2007 to 2014. The formal notice of assessment (Processo Verbale di Costatazione, or PVC) contained two substantial findings. The first relates to the presumed

Telecom Italia S.p.A. Separate Financial Statements	Note 23 Contingent liabilities, other information, commitments and guarantees	421

non-debiting of royalties to the company’s indirect subsidiary Tim Brasil, for the use of the “TIM” brand. The second regards the alleged non-application of withholding tax on interest paid to subsidiary Telecom Italia Capital S.A.

It should be noted that the PVC does not involve demands for payment since the decision as to whether or not assessment notices are to be issued is to be made by the Revenues Agency.

On this point, last December, based on the aforementioned formal notice of assessment, the Milan Revenues Agency served assessment notices on the company for the 2010 tax period.

The Company claims, supported by the opinion of established professionals, that it correctly fulfilled all its fiscal obligations, and is undertaking analyses of the most appropriate approach to adopt to defend and/or settle the dispute.

Olivetti – Asbestos exposure

In September 2014 the Ivrea Public Prosecutor’s Office closed the investigation on the presumed exposure to asbestos of 15 former workers from the companies “Ing. C. Olivetti S.p.A.” (now Telecom Italia S.p.A.), “Olivetti Controllo Numerico S.p.A”, “Olivetti Peripheral Equipment S.p.A.”, “Sixtel S.p.A.” and “Olteco S.p.A” and served notice that the investigations had been concluded on the 39 people investigated (who include former Directors of the aforementioned companies).

On December 2014 the Ivrea Public Prosecutor’s Office formulated a request for 33 of the 39 people originally investigated to be committed for trial, and at the same time asked that 6 investigations be archived.

During the preliminary hearing, which started in April 2015, Telecom Italia assumed the role of civilly liable party, after being formally summonsed by all 26 civil parties (institutions and natural persons) joined in the proceedings. At the end of the preliminary hearing, 18 of the original 33 persons accused were committed for trial.

The trial started in November 2015, and the prosecution experts and witnesses are currently giving evidence. As the party liable for damages, the Company has, at the present time, reached a settlement agreement with 12 of the 18 individuals (heirs/injured persons/family members) who are civil parties to the dispute and they have, therefore, withdrawn as civil parties in the case against those accused and the claim for damages against Telecom Italia.

Brazil - Opportunity Arbitration

In May 2012, Telecom Italia and Telecom Italia International N.V were served with an arbitration brought by the Opportunity group, claiming restoration of damages allegedly suffered as a consequence of the presumed breach of a certain settlement agreement signed in 2005. Based on claimant’s allegations, such damages would be related to matters emerged in the framework of the criminal proceedings pending before the Court of Milan regarding, among others, unlawful activities of former employees of Telecom Italia.

The investigatory phase having been completed, the hearing for oral discussion took place in November 2014, after which the parties filed their concluding arguments in preparation for the decision on the case.

In September 2015, the Board of Arbitration declared the proceedings closed, as the award was going to be filed.

Subsequently, the Board of Arbitration allowed the parties to exchange short arguments and the ICC Court extended the term for the filing of the award.

Brazil - JVCO Dispute

In the month of September 2013, the Company was served notice of judicial proceedings started by JVCO Participações Ltda. (JVCO) before the Rio de Janeiro Court against Telecom Italia, Telecom Italia International and Tim Brasil Serviços e Participações S.A., which asked for their control of Tim Participações S.A. (Tim Participações) to be declared abusive, and for compensation to be awarded for the damages caused by the exercise of this power of control, the amount of which should be determined during the proceedings.

Telecom Italia S.p.A. Separate Financial Statements	Note 23 Contingent liabilities, other information, commitments and guarantees	422

In February 2014 the statements of rejoinder were filed, objecting to the lack of jurisdiction of the court addressed, and in August the Court of Rio de Janeiro ruled in favour of Telecom Italia, Telecom Italia International and Tim Brasil, rejecting JVCO’s claim. The latter appealed the judgement before a judge of the first instance, motion which was refused by the judge in September 2014.

In November 2014, JVCO appealed against the judgement of the court of first instance. On 10 December 2014 Telecom Italia, Telecom Italia International and Tim Participações filed both their respective responses to this appeal and their own appeal against the costs awarded to them in the judgement of the court of the first instance, deemed to be too low. Subsequently, JVCO filed a response to the appeal filed by Telecom Italia, Telecom Italia International and Tim Participações.

In June 2015, JVCO withdrew its appeal and as a result the judge closed the case.

Brazil – CAM JVCO Arbitration

In September 2015, JVCO Participações Ltda filed an application for arbitration before the Camara de Arbitragem do Mercado (CAM), based in Rio de Janeiro, against Telecom Italia, Telecom Italia International, Tim Brasil Serviços e Participações S.A. and Tim Participações S.A., claiming compensation for damages due to an alleged abuse of controlling power over Tim Participações. In October, all the companies entered appearances and filed statements of defence.

Constitution of the Board of Arbitration is underway.

B) OTHER INFORMATION

Mobile telephony - criminal proceedings

In March 2012 Telecom Italia was served notice of the conclusion of the preliminary enquiries, which showed that the Company was being investigated by the Public Prosecutor of Milan pursuant to the Legislative Decree n. 231/2001, for the offences of handling stolen goods and counterfeiting committed, according to the alleged allegations, by fourteen employees of the so-called “ethnic channel”, with the participation of a number of dealers, for the purpose of obtaining undeserved commissions from Telecom Italia.

The Company, as the injured party damaged by such conduct, had brought two legal actions in 2008 and 2009 and had proceeded to suspend the employees involved in the criminal proceedings (suspension later followed by dismissal). It has also filed an initial statement of defence, together with a technical report by its own expert, requesting that the proceedings against it be suspended, and that charges of aggravated fraud against the Company be brought against the other defendants. In December 2012, the Public Prosecutor’s Office filed a request for 89 defendants and the Company itself to be committed for trial.

During the preliminary hearing, the Company was admitted as civil party to the trial and, in November 2013, the conclusions in the interest of the civil party were filed, reaffirming Telecom Italia’s total lack of involvement in the offences claimed.

At the end of the preliminary hearing, which took place in March 2014, the Judge for the Preliminary Hearings committed for trial all the defendants (including Telecom Italia) who did not ask for the definition of their position with alternative procedures, on the grounds that “the examination hearing is necessary”. Currently the proceedings are in the phase of evidence hearings before the Court sitting as a judicial panel. The Public Prosecutor added to the original charges further charges of counterfeiting and handling of stolen goods, referring to other identity documents. The Public Prosecutor’s investigation having been completed, the defence experts and witnesses are currently giving evidence.

Dispute concerning the license fees for 1998

Telecom Italia has issued civil proceedings against the Presidenza del Consiglio dei Ministri (the office of the Prime Minister) for compensation of the damage caused by the Italian State through appeal judgement no.7506/09 by the Consiglio di Stato that, in the view of the Company, violates the principles of current European community law.

Telecom Italia S.p.A. Separate Financial Statements	Note 23 Contingent liabilities, other information, commitments and guarantees	423

The main claim which the proceedings are founded on is based on community jurisprudence that recognises the right to assert the responsibility of the State in relation to violation of rights recognised in community law and injured by a judgement that has become definitive, in respect of which no other remedy may be applied. The judgement of the Council of State definitively denied the right of Telecom Italia to restitution of the concession charge for 1998 (totalling 386 million euros for Telecom Italia and 143 million euros for Tim, plus interest), already denied by the Lazio regional administrative court despite the favourable and binding opinion of the European Court of Justice in February 2008 concerning the conflict between EC Directive 97/13 on general authorisations and individual licences in the telecommunications services industry, and the national regulations that had deferred, for 1998, the obligation to pay the fee payable by telecommunications concession holders, despite the intervening deregulation process. The Company then proposed an alternative compensation claim, within the sphere of the same proceedings, for tort pursuant to art. 2043 of the Italian Civil Code. The compensation claimed has been quantified as approximately 529 million euros, plus legal interest and revaluation. The Avvocatura di Stato filed an appearance and submitted a counterclaim for the same sum. The case is subject to eligibility analysis by the Court, which declared the inadmissibility of Telecom Italia’s main claim (case for damages for manifest breach of community law pursuant to law 117/88). However, this decision was amended in favour of the Company on appeal. In March 2015 the Rome Court issued its judgement in the first instance, declaring the Company’s application inadmissible. Telecom Italia has appealed this decision and the judgement is pending in the closing argument phase.

TELETU

There is a pending litigation for compensation started by Telecom Italia with a summons dated February 2012 against the operator Teletu (now incorporated into Vodafone) for unlawful refusals regarding reactivation with Telecom Italia of the competitor’s customers. The claim was quantified as approximately 93 million euros.

CONSOB audit

In November 2013, officials from the National Commission for Companies and the Stock Exchange (CONSOB) conducted an audit at the registered offices of Telecom Italia in order to obtain documents and information concerning the bond issue of Telecom Italia Finance (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”), the procedures for the sale of holdings held by the Telecom Italia Group in the Sofora - Telecom Argentina Group and the company’s procedures regarding the confidentiality of sensitive information and keeping of the register of people who have access thereto. According to public sources, CONSOB informed the Public Prosecutor’s Office of Rome of the audit and in December 2013 the latter issued a press release stating that: “With regard to corporate and financial events involving the companies Telecom and Telco, the Public Prosecutor’s Office points out that there are no subjects under investigation for the offence of obstructing Supervision nor for any other kind of offence”. The Public Prosecutor’s Office also stated that since “last October the office of the public prosecutor has been following the developments in the Telecom affair, requesting and engaging in exchanges of information with CONSOB between the judicial and supervisory authorities, particularly in cases where potential offences might have been committed”. In September 2014 CONSOB closed the preliminary investigation phase of its audit, opening the sanctioning proceeding with a charge against the Company concerning some administrative infringements of the Consolidated Law on Finance (TUF).

The Company has made provision for its arguments confuting the accusations made by the Sanctions Office to be made, and in September 2015 the Commission acceded to most of the Company’s arguments, and fined the Company a total of 60,000 euros.

Telecom Italia S.p.A. Separate Financial Statements	Note 23 Contingent liabilities, other information, commitments and guarantees	424

C) COMMITMENTS AND GUARANTEES

Guarantees provided, totaling to 8,846 million euros, essentially refer to guarantee financing provided by Telecom Italia on behalf of Subsidiaries (of which 5,511 million euros relates to Telecom Italia Capital, 2,653 million euros to Telecom Italia Finance, 552 million euros to Telecom Italia International, 49 million euros to Olivetti, 42 million euros to Lan Med Nautilus, and 13 million euros to Telenergia).

Significant purchase commitments outstanding at December 31, 2015 for long-term contracts forming part of Telecom Italia S.p.A.’s business operations, totaling around 1 billion euros, mainly relate to the commitments undertaken by the Company for supplies related to the operation of the telecommunications network.

Guarantees provided by third parties for the obligations of Group companies, amounting to 3,237 million euros, related to guarantees provided by banks and other financial institutions both for loans (2,595 million euros) and as guarantees of performance under outstanding contracts (642 million euros, of which 48 million euros thousand euros provided by Assicurazioni Generali).

The guarantees provided by third parties for Telecom Italia’s obligations include two guarantees in favor of the Ministry of Economic Development for the auction to assign the rights of use for the 800, 1800 and 2600 MHz frequencies. The guarantees amount, respectively, to 182 million euros (for the request to pay back the total amount owed over a period of 5 years) and 38 million euros (for the commitment undertaken by the Company to build equipment networks according to eco-sustainability characteristics). In particular, the Company has made a commitment to achieve energy savings in the new LTE technologies of approximately 10% on infrastructure and 20% on transmission devices over a period of 5 years (compared to energy consumed by current technology).

In March 2014 the Interior Ministry issued a bank guarantee of 26 million euros to Fastweb, as jointly obliged with Telecom Italia following the order from the Consiglio di Stato, which – in suspending the effects of the ruling of the Lazio Administrative Court, which had declared in the “Master Agreement” for the supply of all the electronic communication services, following the appeal by Fastweb – required the issue of a bank guarantee (or other equivalent guarantee) equal to 5% of the financial value of the Agreement. This guarantee covers the potential payment of the amounts that the Consiglio di Stato could award to Fastweb in the appeal proceedings.

The Interior Ministry and Telecom Italia are obliged, jointly, to issue the security (or establish another form of guarantee), on the understanding that the fulfillment of this obligation by one of the parties will exempt the other from having to establish a second identical guarantee and that if the guarantee is enforced against the main obliged party, that party shall retain the possibility of acting by way of recourse against the other party.

Under the amendment agreements of the contract for the sale of the interest in the Sofora - Telecom Argentina group to Fintech signed by Telecom Italia on October 24, 2014, Telecom Italia International issued and Fintech fully subscribed a debt security with a value of 600.6 million USD, a term of 6 years and a fixed coupon of 4.325% per year, payable annually. The note was guaranteed by Telecom Italia and this guarantee constitutes a related-party transaction, on arm’s length terms, between the parent company (Telecom Italia) and its fully owned subsidiary (Telecom Italia International), below the materiality thresholds set forth by the Telecom Italia Group’s internal procedure for related-party transactions. According to the aforementioned procedure, this guarantee will be scrutinized by the Telecom Italia Control and Risk Committee.

In addition, also under the amendment agreements of the contract for the sale of the interest in the Sofora - Telecom Argentina group, at the time when the bond was issued by Telecom Italia International and fully subscribed by Fintech, the debt security was pledged in favor of Telecom Italia and Telecom Italia International, as a guarantee of Fintech’s future obligations to those companies under the sale agreement for the Argentinian assets. Accordingly, Telecom Italia has a collateral guarantee issued by Fintech for 344 million euros. On March 8, 2016, following the approval by Enacom, the Argentinian communications regulatory authority, the Telecom Italia Group completed the sale of the entire remaining interest in Sofora - Telecom Argentina. For more details, see the Note “Events subsequent to December 31, 2015”.

Telecom Italia S.p.A. Separate Financial Statements	Note 23 Contingent liabilities, other information, commitments and guarantees	425

Main guarantees for loans at December 31, 2015

Details of the main guarantees received for EIB financing at December 31, 2015 are as follows:

Issuer

Amount (millions of euros)(1)
BBVA - Banco Bilbao Vizcaya Argentaria	373

SACE	368

Intesa Sanpaolo	306

Bank of Tokyo - Mitsubishi UFJ	272

Cassa Depositi e Prestiti	158

Barclays Bank	105

Ing	105

Natixis	92

Commerzbank	57

Sumitomo	52

Banco Santander	52

(1)	Relative to loans issued by the EIB for the Telecom Italia Banda Larga, Telecom Italia Ricerca & Sviluppo, and Telecom Italia Digital Divide Projects. The loan relating to the Telecom Italia B Broadband Project was repaid on the contractual expiry date on November 27, 2015. The guarantees issued to secure the loan – specifically 115 million euros from the Bank of Tokyo-Mitsubishi UFJ, 52 million euros from Sumitomo, 92 million euros from Natixis, 87 million euros from Intesa San Paolo, and 58 million euros from BBVA - Banco Bilbao Vizcaya Argentaria – remain valid for a further six months from the redemption date of the Covered Bonds, as provided for in the guarantee agreements for the purposes of the revival clause.

Telecom Italia S.p.A. Separate Financial Statements	Note 23 Contingent liabilities, other information, commitments and guarantees	426

NOTE 24

REVENUES

Revenues decreased 356 million euros compared to 2014 and were broken down as follows:

(millions of euros)			2015	2014
Sales:
Telephone equipment			809	780

Other sales			5	3

	(a	)	814	783

Services:
Traffic			3,451	3,810

Subscription charges			6,464	6,754

Fees			270	283

Value-added services (VAS)			2,244	2,048

Recharges of prepaid cards			15	21

Sundry income (*)			539	454

	(b	)	12,983	13,370

Total	(a+b	)	13,797	14,153

(*)	Includes 5 million euros for royalties (in 2014 they totaled 3 million euros).

Revenues are presented gross of amounts due to other TLC operators (690 million euros), which are included in “Costs of services”.

NOTE 25

OTHER INCOME

This item decreased 22 million euros and was broken down as follows:

(millions of euros)	2015	2014
Late payment fees charged for telephone services	49	53

Release of provisions and other payable items	68	33

Recovery of employee benefit expenses, purchases and services rendered	25	24

Capital and operating grants	32	24

Damage compensation, penalties and sundry recoveries	24	36

Other income	54	104

Total	252	274

Telecom Italia S.p.A. Separate Financial Statements	Note 24 Revenues	427

NOTE 26

ACQUISITION OF GOOD AND SERVICES

This item increased 293 million euros compared to 2014 and was broken down as follows:

(millions of euros)			2015	2014
Acquisition of raw materials and merchandise	(a	)	1,208	1,012

Costs of services
Revenues due to other TLC operators			690	712

Interconnection costs			32	39

Commissions, sales commissions and other selling expenses			476	476

Advertising and promotion expenses			267	239

Professional and consulting services			182	111

Utilities			392	402

Maintenance			218	232

Outsourcing costs for other services			469	464

Mailing and delivery expenses for telephone bills, directories and other materials to customers			60	50

Distribution and logistics			7	12

Travel and lodging costs			36	33

Insurance			35	39

Other service expenses			474	495

	(b	)	3,338	3,304

Lease and rental costs
Rent and leases			553	500

TLC circuit lease rents and rents for use of satellite systems			95	96

Other lease and rental costs			192	181

	(c	)	840	777

Total	(a+b+c	)	5,386	5,093

Telecom Italia S.p.A. Separate Financial Statements	Note 26 Acquisition of raw materials and services	428

NOTE 27

EMPLOYEE BENEFITS EXPENSES

Employee benefits expenses increased 492 million euros compared to 2014 and were broken down as follows:

(millions of euros)			2015	2014
Employee benefits expenses
Wages and salaries			1,728	1,613

Social security expenses			641	605

Employee severance indemnities			1	—

Other employee benefits			(32)	31

	(a	)	2,338	2,249

Costs and provisions for temp work	(b	)	—	—

Miscellaneous expenses for personnel and other labor-related services rendered
Remuneration of personnel other than employees			5	1

Charges for termination benefit incentives			9	22

Corporate restructuring expenses			415	5

Other			2	—

	(c	)	431	28

Total	(a+b+c	)	2,769	2,277

The increase in labor costs was mainly due to the increase in “Corporate restructuring expenses”, following the recognition of 403 million euros for the agreements signed by Telecom Italia S.p.A. with the Trade Unions during 2015, as part of the process of dialog between the parties, aimed at the identification of instruments for reducing the redundancies created by the Group’s organizational simplification and streamlining processes (affecting all the companies operating in the TLC sector). In particular:

•	on June 19, 2015, Telecom Italia signed an agreement with the union representatives of executives for the application of Article 4, paragraphs 1-7ter, of Law N. 92 of 28 June 2012 (the “Fornero” law). This agreement provides for the option to arrange mutual termination of the employment relationship for workers who meet the minimum requirements for old-age or early-retirement pension within four years of the termination date, through the INPS (Italian National Social Security Institution) with the company paying out the pension that would be due to the workers under the current rules and continuing to pay INPS social security contributions until the minimum pension requirements are met. Provisions of 20 million euros (net of discounting) were made on the basis of current social security and pension regulations, in relation to a component of around 60 managers who subscribed to the scheme or expressed interest after being identified as eligible by the company. The agreement is valid until December 31, 2018 and affects a maximum of 150 managers;

•	On September 21, 2015, Telecom Italia signed a new mobility agreement pursuant to Law 223/91 with the industry trade unions Fistel-Cisl, Uilcom-Uil, UGL Telecomunicazioni and the majority of the other trade unions, for 330 employees, with a provision of 14 million euros;

•	On October 27, 2015, Telecom Italia signed operational agreements with the industry trade unions Fistel-Cisl, Uilcom-Uil, UGL Telecomunicazioni and the majority of the other trade unions for the management of surplus personnel and the job impacts of the Plan, which provide for professional retraining aimed at the employment in higher-value activities, as well as the application of:

•	“defensive” Solidarity Contracts, for around 30,400 employees, for a period of two years (which may be extended for another year) to manage 2,600 redundant FTEs; this agreement provides for a vertical reduction of working hours, for a total of 23 days per year (8.85% of the monthly working hours);

Telecom Italia S.p.A. Separate Financial Statements	Note 27 Employee benefits expenses	429

•	Article 4, paragraphs 1-7ter, of Law N. 92 of 28 June 2012 (the “Fornero” law) for a maximum number of 3,287 employees (non-executives), on the basis of current legislation, the parties have agreed that, on a voluntary basis, Telecom Italia S.p.A. personnel that by December 31, 2018 have accrued the minimum pension requirements over the following four years, will be able to stop work early. The company will pay monthly through INPS, and up to the start date of the pension, the amount of the pension accrued at the time of leaving with the related social security contributions.

In addition, it was also agreed that at the end of the period of the Solidarity Contracts, if the overall Plan on redundancies was successfully implemented and its objectives were achieved, the Company would pay a one-off reward bonus to the employees under the Solidarity Contract, of a variable amount based on their employment category.

The agreement signed on October 27, 2015 resulted in a total provision of 369 million euros (net of discounting), calculated as follows:

•	318 million euros related to the estimated expenses to be borne by the company for the management of voluntary early retirements pursuant to Article 4 of the Fornero Law in the 2016-2018 period;

•	51 million euros for expenses arising from the possible payment of one-off bonuses at the end of the Solidarity Contract period.

The average salaried workforce was 42,109 at December 31, 2015 (40,364 at December 31, 2014). A breakdown by category is as follows:

(number)	2015	2014
Executives	682	681

Middle Management	3,134	2,824

White collars	38,293	36,859

Blue collars	—	—

Employees on payroll	42,109	40,364

Employees with temp work contracts	—	—

Total headcount	42,109	40,364

Employees in service at December 31, 2015 numbered 44,171 (44,164 at December 31, 2014), with an increase of 7 employees.

Telecom Italia S.p.A. Separate Financial Statements	Note 27 Employee benefits expenses	430

NOTE 28

OTHER OPERATING EXPENSES

This item increased 428 million euros compared to 2014 and was broken down as follows:

(millions of euros)	2015	2014
Write-downs and expenses in connection with credit management	266	292

Provision charges	234	2

TLC operating fees and charges	56	50

Indirect duties and taxes	71	70

Penalties, settlement compensation and administrative fines	292	68

Association dues and fees, donations, scholarships and traineeships	14	13

Sundry expenses	27	37

Total	960	532

of which, included in the supplementary disclosure on financial instruments	266	292

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

NOTE 29

CHANGE IN INVENTORIES

The change in inventories was an increase of 14 million euros (decrease of 43 million euros at December 31, 2014) and was mainly attributable to a sharper increase in purchases in the period stronger than in consumption. The amount takes into account the write-downs made to adjust the value of fixed and mobile devices to estimated realizable value of 4 million euros.

NOTE 30

INTERNALLY GENERATED ASSETS

Internally generated assets amounted to 318 million euros and increased 61 million euros compared to 2014, mainly as a result of an increase in tangible assets primarily linked to the construction of infrastructure for ultra-broadband services.

They consisted of:

•	cost of labor of 308 million euros;

•	amortization of 3 million euros;

•	other external costs of 7 million euros.

They included 260 million euros under the item “tangible assets owned”, design, construction and testing of network installations, and 58 million euros under the item “intangible assets with a finite useful life”, mainly concerning engineering, design and deployment of network solutions, applications and innovative services.

Telecom Italia S.p.A. Separate Financial Statements	Note 28 Other operating expenses	431

NOTE 31

DEPRECIATION AND AMORTIZATION

Depreciation and amortization decreased 107 million euros compared to 2014 and was broken down as follows:

(millions of euros)			2015	2014
Amortization of intangible assets with a finite useful life
Industrial patents and intellectual property rights			951	970

Concessions, licenses, trademarks and similar rights			259	227

Other intangible assets			122	178

	(a	)	1,332	1,375

Depreciation of tangible assets owned
Buildings (civil and industrial)			33	36

Plant and equipment			1,509	1,548

Manufacturing and distribution equipment			14	13

Other			86	94

	(b	)	1,642	1,691

Depreciation of tangible assets held under finance leases
Buildings (civil and industrial)			106	120

Other			3	4

	(c	)	109	124

Total	(a+b+c	)	3,083	3,190

Telecom Italia S.p.A. Separate Financial Statements	Note 31 Depreciation and amortization	432

NOTE 32

GAINS/(LOSSES) ON DISPOSALS OF NON-CURRENT ASSETS

This item decreased by 26 million euros compared to 2014 and was broken down as follows:

(millions of euros)			2015	2014
Gains on disposals of non-current assets
Gains on the retirement/disposal of intangible and tangible assets			12	39

	(a	)	12	39

Losses on disposals of non-current assets
Losses on the retirement/disposal of intangible and tangible assets			7	8

	(b	)	7	8

Total	(a-b	)	5	31

In 2014 the gains/losses on disposal of non-current assets included the gain of 38 million euros, following the sale of a building owned by Telecom Italia, located in Milan.

NOTE 33

IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS

There were no impairment reversals (losses) on non-current assets in 2015 (as in 2014).

Telecom Italia S.p.A. Separate Financial Statements	Note 32 Gains (losses) on disposals of non-current assets	433

NOTE 34

INCOME/(EXPENSE) FROM INVESTMENTS

Details are as follows:

(millions of euros)	2015	2014
Dividends	2,014	6

Net gains on disposals of investments	328	—

Impairment losses on financial assets	(2,474)	(127)

Total	(132)	(121)

of which, included in the supplementary disclosure on financial instruments	13	5

The following is noted in particular:

•	dividends mainly related to the subsidiary Telecom Italia International (2,000 million euros) for the distribution of capital reserves, which took place in June 2015. In accordance with the accounting standards, following this distribution, the value of the investee company was tested for recoverability, which resulted in a write-down of 1,467 million euros. Dividends also included amounts received from Persidera S.p.A. (7 million euros) and Tierra Argentea (3 million euros); dividends for 2014 mainly came from the company SIA (4 million euros);

•	the impairment losses included 2,369 million euros for the overall write-down of the investment in the subsidiary Telecom Italia International; the write-down was recognized based on the impairment testing of the value of the investment and reflects:

•	1,467 million euros for the impairment loss resulting from the distribution of capital reserves, carried out in June 2015, as mentioned above;

•	902 million euros for the impairment loss on the TIM Brasil group – of which Telecom Italia International holds a controlling interest – mainly due to the macroeconomic and financial strains in Brazil, which resulted in the depreciation of the Brazilian currency against the euro, which resulted in the need to adjust the carrying amount recorded in euro;

•	the impairment losses also include the write-downs on the subsidiaries Persidera (-55 million euros) Olivetti (-25 million euros), TI Information Technology (-22 million euros), and Tierra Argentea (-2 million euros). Impairment losses for 2014 related to write-downs of the investments in the subsidiaries Telecom Italia Media (-63 million euros), Olivetti (-33 million euros), TI Information Technology (-21 million euros), and Telecontact (-2 million euros), and in the associate Tiglio I (-6 million euros);

•	net gains consisted of 299 million euros for the gain, net of transaction costs, resulting from the sale of a 39.97% non-controlling interest in the ordinary shares of INWIT S.p.A., 18 million euros from the gain on the sale of the investment in Teleleasing (in liquidation), and 11 million euros for the gain from the sale of the investment in SIA S.p.A..

Telecom Italia S.p.A. Separate Financial Statements	Note 34 Income (expenses) from investments	434

NOTE 35

FINANCE INCOME AND FINANCE EXPENSES

FINANCE INCOME

Finance income decreased by 314 million euros compared to 2014. The breakdown is as follows:

(millions of euros)			2015	2014
Interest income and other finance income
Income from financial receivables from subsidiaries, recorded in Non-current assets			—	1

Income from securities other than investments, recorded in Current assets			48	56

Income other than the above:
Interest income			7	18

Interest income from subsidiaries			2	4

Exchange gains			63	74

Income from fair value hedge derivatives			71	92

Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)			544	252

Income from non-hedging derivatives			460	510

Miscellaneous finance income			78	31

	(a	)	1,273	1,038

Positive fair value adjustments to:
Fair value hedge derivatives			88	285

Underlying financial assets and liabilities of fair value hedge derivatives			39	91

Non-hedging derivatives			721	1,021

	(b	)	848	1,397

Total	(c)=(a+b	)	2,121	2,435

of which, included in the supplementary disclosure on financial instruments			1,244	1,626

Telecom Italia S.p.A. Separate Financial Statements	Note 35 Finance income and expenses	435

FINANCE EXPENSES

Finance expenses decreased by 49 million euros compared to 2014. The breakdown is as follows:

(millions of euros)			2015	2014
Interest expenses and other finance expenses
Interest expenses and other costs relating to bonds			1,157	941

Interest expenses relating to subsidiaries			366	404

Interest expenses relating to associates			5	8

Interest expenses to banks			73	113

Interest expenses to others			153	134

Commissions			124	131

Exchange losses			71	73

Charges from fair value hedge derivatives			29	69

Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)			632	403

Charges from non-hedging derivatives			459	511

Miscellaneous finance expenses			167	187

	(a	)	3,236	2,974

Negative fair value adjustments to:
Fair value hedge derivatives			57	125

Underlying financial assets and liabilities of fair value hedge derivatives			79	264

Non-hedging derivatives			1,174	1,232

	(b	)	1,310	1,621

Total	(c)=(a+b	)	4,546	4,595

of which, included in the supplementary disclosure on financial instruments			3,438	3,467

Telecom Italia S.p.A. Separate Financial Statements	Note 35 Finance income and expenses	436

For greater clarity of presentation, the net effects relating to derivative financial instruments are summarized in the following table:

(millions of euros)			2015	2014
Exchange gains			63	74

Exchange losses			(71)	(73)

Net exchange gains and losses			(8)	1

Income from fair value hedge derivatives			71	92

Charges from fair value hedge derivatives			(29)	(69)

Net result from fair value hedge derivatives	(a	)	42	23

Positive effect of the reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)			544	252

Negative effect of the reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)			(632)	(403)

Net effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)	(b	)	(88)	(151)

Income from non-hedging derivatives			460	510

Charges from non-hedging derivatives			(459)	(511)

Net result from non-hedging derivatives	(c	)	1	(1)

Net result from derivatives	(a+b+c	)	(45)	(129)

Positive fair value adjustments to fair value hedge derivatives			88	285

Negative fair value adjustments to Underlying financial assets and liabilities of fair value hedge derivatives			(79)	(264)

Net fair value adjustments	(d	)	9	21

Positive fair value adjustments to Underlying financial assets and liabilities of fair value hedge derivatives			39	91

Negative fair value adjustments to fair value hedge derivatives			(57)	(125)

Net fair value adjustments	(e	)	(18)	(34)

Net fair value adjustments to fair value hedge derivatives and underlyings	(d+e	)	(9)	(13)

Positive fair value to non-hedging derivatives	(f	)	721	1,021

Negative fair value adjustments to non-hedging derivatives	(g	)	(1,174)	(1,232)

Net fair value adjustments to non-hedging derivatives	(f+g	)	(453)	(211)

Telecom Italia S.p.A. Separate Financial Statements	Note 35 Finance income and expenses	437

NOTE 36

RELATED PARTY TRANSACTIONS

The following tables show the balances relating to transactions with related parties and the impact of those amounts on the separate income statement, statement of financial position and statement of cash flows of Telecom Italia S.p.A..

The procedure adopted by the Company for the management of related party transactions expressly applies “also to the participants in significant shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance that govern the candidature to the office of Board Director of the Company, when the majority of the Directors appointed are drawn from the resulting list submitted”. Accordingly, since the majority of the members of the Board of Directors of Telecom Italia in office (appointed by the Ordinary Shareholders’ Meeting of April 16, 2014 and subsequently supplemented by the Ordinary Shareholders’ Meeting of December 15, 2015) were drawn from the list submitted then by the shareholder Telco, whose shareholders (Generali group, Mediobanca S.P.A., Intesa Sanpaolo S.p.A. and Telefonica S.A.) were bound at the time by a significant shareholder agreement pursuant to Article 122 of Italian Legislative Decree 58/1998, the participants in that shareholder agreement and the companies controlled by them continue to be considered as related parties of Telecom Italia (even though that shareholder agreement has been terminated in the meantime).

Related party transactions, when not dictated by specific laws, were conducted at arm’s length. The transactions were subject to the above-mentioned internal procedure (available for consultation on the Company’s website at the following address: www.telecomitalia.com, section Group – channel governance system) which establishes procedures and time scales for verification and monitoring.

On November 13, 2013, the Telecom Italia Group accepted the offer for the purchase of the entire controlling interest held in the Sofora – Telecom Argentina group; as a result, from the 2013 Separate financial statements, the investment has been classified as Discontinued Operations. On March 8, 2016, the sale was completed of the remaining 51% of the Sofora – Telecom Argentina group.

For an analysis of transactions with subsidiaries and associates of Telecom Italia S.p.A. please refer to the Note “Investments”.

Telecom Italia S.p.A. Separate Financial Statements	Note 36 Related Party Transactions	438

The effects on the individual line items of the separate income statements for the years 2015 and 2014 are as follows:

SEPARATE INCOME STATEMENT LINE ITEMS 2015

	Total (a)	Related Parties
(millions of euros)		Subsidiaries	Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties (b)	% of financial statement item (b/a)
Revenues	13,797	307	6	148	—	—	461	3.3

Other income	252	20	—	—	—	—	20	7.9

Acquisition of goods and services	5,386	1,101	24	44	—	—	1,169	21.7

Employee benefits expenses	2,769	1	—	3	71	13	88	3.2

Other operating expenses	960	—	—	1	—	—	1	0.1

Income (expenses) from investments	(132)	2,010	—	18	—	—	2,028

Finance income	2,121	372	—	269	—	—	641	30.2

Finance expenses	4,546	1,989	5	87	—	—	2,081	45.8

Profit (loss) from Discontinued operations/Non-current assets held for sale	9	9	—	—	—	—	9	100.0

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

SEPARATE INCOME STATEMENT LINE ITEMS 2014

	Total (a)	Related Parties
(millions of euros)		Subsidiaries	Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties (b)	% of financial statement item (b/a)
Revenues	14,153	257	8	128	—	—	393	2.8

Other income	274	12	—	9	—	—	21	7.7

Acquisition of goods and services	5,093	932	18	50	—	—	1,000	19.6

Employee benefits expenses	2,277	—	—	3	75	13	91	4.0

Other operating expenses	532	—	—	1	—	—	1	0.2

Income (expenses) from investments	(121)	—	—	—	—	—	—	—

Finance income	2,435	503	—	307	—	—	810	33.3

Finance expenses	4,595	2,127	8	151	—	—	2,286	49.7

Profit (loss) from Discontinued operations/Non-current assets held for sale	7	7	—	—	—	—	7	100.0

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

Telecom Italia S.p.A. Separate Financial Statements	Note 2 Accounting policies	439

The effects on the line items of the statements of financial position at December 31, 2015 and at December 31, 2014 are as follows:

STATEMENT OF FINANCIAL POSITION LINE ITEMS AT DECEMBER 31, 2015

	Total (a)	Related Parties
(millions of euros)		Subsidiaries	Associates, joint ventures and companies controlled by associates	Other related parties (*)	Pension funds	Total related parties (b)	% of financial statement item (b/a)
NET FINANCIAL DEBT
Non-current financial assets	2,377	212	7	483	—	702	29.5

Securities other than investments (current assets)	830	568	—	—	—	568	68.4

Financial receivables and other current financial assets	202	23	—	15	—	38	18.8

Cash and cash equivalents	916	152	—	35	—	187	20.4

Current financial assets	1,948	743	—	50	—	793	40.7

Non-current financial liabilities	30,743	9,142	—	819	—	9,961	32.4

Current financial liabilities	5,637	2,442	—	152	—	2,594	46.0

Total net financial debt	32,055	10,629	(7)	438	—	11,060	34.5

OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS
Miscellaneous receivables and other non-current assets	1,257	61	—	—	—	61	4.9

Trade and miscellaneous receivables and other current assets	3,689	226	2	93	—	321	8.7

Miscellaneous payables and other non-current liabilities	601	21	—	—	—	21	3.5

Trade and miscellaneous payables and other current liabilities	5,975	526	8	128	22	684	11.4

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

Telecom Italia S.p.A. Separate Financial Statements	Note 36 Related Party Transactions	440

STATEMENT OF FINANCIAL POSITION LINE ITEMS AT DECEMBER 31, 2014

		Related Parties
(millions of euros)	Total (a)	Subsidiaries	Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties (b)	% of financial statement item (b/a)
NET FINANCIAL DEBT
Non-current financial assets	1,924	260	—	298	—	558	29.0

Securities other than investments (current assets)	802	543	—	—	—	543	67.7

Financial receivables and other current financial assets	303	35	—	14	—	49	16.2

Cash and cash equivalents	1,305	126	—	32	—	158	12.1

Current financial assets	2,410	704	—	46	—	750	31.1

Non-current financial liabilities	30,010	8,143	25	436	—	8,604	28.7

Current financial liabilities	7,747	4,525	43	61	—	4,629	59.8

Total net financial debt	33,423	11,704	68	153	—	11,925	35.7

OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS
Miscellaneous receivables and other non-current assets	1,012	30	—	—	—	30	3.0

Trade and miscellaneous receivables and other current assets	3,492	155	3	101	—	259	7.4

Miscellaneous payables and other non-current liabilities	359	24	—	—	—	24	6.7

Trade and miscellaneous payables and other current liabilities	5,531	516	15	118	27	676	12.2

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

Telecom Italia S.p.A. Separate Financial Statements	Note 36 Related Party Transactions	441

The effects on the individual line items of the statements of cash flows for the years 2015 and 2014 are as follows:

STATEMENT OF CASH FLOWS LINE ITEMS 2015

		Related Parties
(millions of euros)	Total (a)	Subsidiaries	Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties (b)	% of financial statement item (b/a)
Purchase of intangible and tangible assets on an accrual basis	4,831	517	117	—	—	634	13.1

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

STATEMENT OF CASH FLOWS LINE ITEMS 2014

		Related Parties
(millions of euros)	Total (a)	Subsidiaries	Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties (b)	% of financial statement item (b/a)
Purchase of intangible and tangible assets on an accrual basis	2,693	472	124	—	—	596	22.1

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

Telecom Italia S.p.A. Separate Financial Statements	Note 36 Related Party Transactions	442

TRANSACTIONS WITH SUBSIDIARIES

The most significant amounts are summarized as follows:

SEPARATE INCOME STATEMENT LINE ITEMS

(millions of euros)	2015	2014	Type of contract
Revenues
4G Retail	85	67	Supply of products for sale to the public, voice and data transmission services for company use, lease of properties
Tim Participações group	11	11	Roaming and technical assistance services, assistance and license provision as part of network operations, information technology, marketing & sales
H.R. Services	3	3	Human resources assistance and consulting service, user licenses for software products and rent of hardware equipment, leases of properties and facility management services, telephone services, and administrative outsourcing
INWIT S.p.A.	26	—	Voice and data transmission services for internal use, licenses, design, development and set up of dedicated software, property rental income, revenues from contract work for BTS maintenance
Olivetti S.p.A.	3	3	Telephone services, MPLS and on fiber services for the national data network and international network maintenance, SAP and Data Center outsourcing services, lease of properties
Telecom Italia Digital Solutions S.p.A.	48	45	Services and infrastructures relating to the supply of data transmission connections for the Public Administration, rendering of outsourcing services, telephone services
Telecom Italia Information Technology	43	42	Telephone services, IT services to the Nuvola Italiana (Italian Cloud), desktop management and Microsoft licenses services, real estate management activities, administrative outsourcing
Persidera S.p.A.	6	6	Sale of network infrastructures for carrying TV signals, access to the Internet via the IPG@TE service, data network and monitoring of TLC networks on IT platform services, voice services, administrative outsourcing
Telecom Italia S.Marino S.p.A.	2	1	Connection and telecommunications services, in particular for the sale of data (bitstream) services, dark fiber contract, local loop unbundling
Telecom Italia Sparkle S.p.A.	71	71	Voice and data transmission services, services relating to the interconnection between Telecom Italia Sparkle and Telecom Italia communications networks with particular reference to accesses and international traffic, sale of IRU dark fiber, property leasing
Telecontact S.p.A.	3	4	Lease of properties and facility management services, supply of fixed and mobile network and IP connectivity telecommunications products and services, administrative outsourcing
Telefonia Mobile Sammarinese S.p.A.	1	1	Interconnection services
Telenergia S.p.A.	1	1	Outsourcing for company business, administrative outsourcing
Other minor companies	4	2
Total revenues	307	257
Other income	20	12	Recovery of costs of personnel on secondment, reimbursement of costs of services, compensation for board positions, other income

Telecom Italia S.p.A. Separate Financial Statements	Note 36 Related Party Transactions	443

(millions of euros)	2015	2014	Type of contract
Acquisition of goods and services
4G Retail	105	95	Supply of services for acquisition of new customers, information activities and post-sales assistance for Telecom Italia customers, activities for the promotion of Telecom Italia image and distinctive brands through point-of-sale windows
A.C.C. S.r.l.	9	13	Call center and back office services for customers, outbound telephone services, cloud computing services for the Nuvola Italiana (Italian Cloud)
Tim Participações group	1	1	Roaming services
H.R. Services	44	46	Administration of personnel employed by Telecom Italia, training of Telecom Italia personnel, welfare services, and ASSILT and CRALT
INWIT S.p.A.	218	—	Supply of services for BTS sites, monitoring and security services, management and maintenance services
Telecom Italia Trust Technologies	8	6	Certification Authority service for Telecom Italia and within the Telecom Italia customer offering, design, development and testing of new applications and progressive maintenance of existing systems
Olivetti Multiservices	4	4	Lease of properties
Olivetti S.p.A.	24	31	Supply and installation of applications and assistance for document management, supply of customized services within the Telecom Italia offering to customers, purchase of IT services, ICT product installation costs, after-sales assistance services within the Telecom Italia offering to end customers, supply and installation of technological products and equipment for the “Smart Town” Project, data processing services, dispatching support for electronic data flows concerning the recovery of receivables and legally compliant electronic storage of documents, electronic and paper archiving services for Consumer customer contracts, back office services under the “Postino Intelligente” (smart postman) project for the marketing of the remote mobile offering, services for the development of the Paperless and Digisign platform for sales staff of the Business function, specialist support for the configuration of routers and network configuration services within the offering to Business customers
Telecom Italia Digital Solutions S.p.A.	17	10	Acquisition of call center services and customized services within the offering to the Public Administration; within the EXPO project: acquisition of design, implementation and management services for the digital presence of EXPO 2015, design and construction of the Digital Edutainment platform to install in interactive Totems; within the ‘EXPO Tablet’ project: operations services for the design and development of the application components necessary to provide the service and to develop and manage the TIM4EXPO app; management of the Telecom Italia “Main Power” technological platform under the contract for the development, management and commercialization of Machine-to-Machine services and the Internet of Things; remote reading and remote management services for gas meters within the offering to Telecom Italia end customers; supply and management of cloud services, management of technical caring for Telecom Italia customers in the Nuvola Store marketplace, maintenance, integration and development of specific projects on the Parallel/Odins platform, development and supply of APS Light services, development and implementation of ICT engines

Telecom Italia S.p.A. Separate Financial Statements	Note 36 Related Party Transactions	444

(millions of euros)	2015	2014	Type of contract
Telecom Italia Information Technology	47	57	Supply of IT services relating to design, application development and testing, advanced maintenance and configuration of existing solutions, infrastructures and applications management in Data Centers, analysis and design of innovative architecture and security solutions; within the framework contract for the provision of IT operation and development services for the Nuvola Italiana and for the on-demand provision of personalized services under the Telecom Italia offering to end customers
Telecom Italia Sparkle S.p.A.	231	244	Portion to be paid for telecommunications services and interconnection costs, telephone services, data transmission and international line lease
Telecontact S.p.A.	65	65	Call center services
Telenergia S.p.A.	326	358	Power services
Other minor companies	2	2
Total acquisition of goods and services	1,101	932
Employee benefits expenses	1	—	Employee benefits expenses
Other operating expenses	—	—
Income (expenses) from investments
Telecom Italia International	2,000	—	Dividends
Persidera	7	—	Dividends
Other minor companies	3	—
Total income (expenses) from investments	2,010	—

(millions of euros)	2015	2014	Type of contract
Finance income
Olivetti S.p.A.	1	1	Interest income on financial receivables, financial commission income
Telecom Italia Capital S.A.	260	413	Income from securities, income from derivatives, and financial commission income
Telecom Italia Finance S.A.	109	82	Income from securities, income from derivatives, and financial commission income
Telenergia S.p.A.	—	1	Interest income on financial receivables, financial commission income
Other minor companies	2	6
Total finance income	372	503
Finance expenses
Telecom Italia Capital S.A.	1,240	1,666	Interest on financial payables, charges on derivatives
Telecom Italia Finance S.A.	749	460	Interest on financial payables, charges on derivatives, financial commissions payables
Telecom Italia Sparkle S.p.A.	—	1	Interest expenses on financial payables
Total finance expenses	1,989	2,127

Telecom Italia S.p.A. Separate Financial Statements	Note 36 Related Party Transactions	445

(millions of euros)	2015	2014	Type of contract
Profit (loss) from Discontinued operations/Non-current assets held for sale	9	7	Dividend from Sofora

STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2015	12/31/2014	Type of contract
Net financial debt
Non-current financial assets
Telecom Italia Capital S.A.	—	19	Derivatives
Telecom Italia Finance S.A.	211	240	Derivatives
Other minor companies	1	1
Total non-current financial assets	212	260
Securities other than investments (current assets)	568	543	Securities held in portfolio by Telecom Italia S.p.A., as a result of the buyback offer on bonds of Telecom Italia Capital
Financial receivables and other current financial assets
4G Retail	—	6	In 2014 these mainly referred to loans granted in 2013, due in 2015
Telecom Italia Capital S.A.	13	21	Derivatives
Telecom Italia Digital Solutions S.p.A.	6	—	Loans
Telecom Italia Finance S.A.	3	7	Derivatives
Other minor companies	1	1
Total financial receivables and other current financial assets	23	35
Cash and cash equivalents			Treasury current account transactions
Alfabook S.r.l.	1	—
Olivetti S.p.A.	1	15
TIM Real Estate S.r.l.	150	—	Loan expiring 2016, treasury current account
Other minor companies	—	111	In 2014 these related to Telecom Italia Media S.p.A.
Total Cash and cash equivalents	152	126
Non-current financial liabilities
Olivetti S.p.A.	3	—	Payables for finance leases of photocopiers
Telecom Italia Capital S.A.	6,009	5,481	Hedging derivatives and financial payables
Telecom Italia Finance S.A.	3,104	2,661	Financial payables and derivative liabilities, included the embedded option of the mandatory convertible bond, issued by Telecom Italia Finance convertible into ordinary shares
TIM Real Estate S.r.l.	25	—	Payables for finance leases
Other minor companies	1	1
Total Non-current financial liabilities	9,142	8,143

Telecom Italia S.p.A. Separate Financial Statements	Note 36 Related Party Transactions	446

(millions of euros)	12/31/2015	12/31/2014	Type of contract
Current financial liabilities
EMSA Servizi	6	6	Payables for current account transactions
H.R. Services	7	9	Payables for current account transactions
INWIT S.p.A.	8	—	Payables for current account transactions
Telecom Italia Trust Technologies	6	7	Payables for current account transactions
OFI Consulting	31	31	Payables for current account transactions
Olivetti Multiservices	24	23	Payables for current account transactions
Olivetti S.p.A.	1	—	Payables for finance leases of photocopiers
Persidera S.p.A.	5	—	Payables for current account transactions
Telecom Italia Digital Solutions S.p.A.	2	18	Payables for current account transactions
Telecom Italia Information Technology	77	83	Payables for current account transactions
Telecom Italia Capital S.A.	209	1,271	Payables for loans, derivatives
Telecom Italia Finance S.A.	1,717	2,799	Payables for loans, derivatives
Telecom Italia Sparkle S.p.A.	276	222	Payables for current account transactions and for loans
Telecom Italia Ventures	1	1	Payables for current account transactions
Telecontact S.p.A.	20	13	Payables for current account transactions
Telenergia S.p.A.	31	35	Payables for current account transactions
Telsy	9	5	Payables for current account transactions
TIM Real Estate S.r.l.	4	—	Payables for finance leases
TIM Tank S.r.l.	1	—	Payables for current account transactions
Trentino NGN S.r.l.	7	—	Payables for current account transactions
Other minor companies	—	2
Total Current financial liabilities	2,442	4,525

Telecom Italia S.p.A. Separate Financial Statements	Note 36 Related Party Transactions	447

(millions of euros)	12/31/2015	12/31/2014	Type of contract
Other statement of financial position line items
Miscellaneous receivables and other non-current assets	61	30	Mainly referring to prepaid expenses with Telecontact (call center services) and 4G Retail (new activations), receivables for tax consolidation
Trade and miscellaneous receivables and other current assets
4G Retail	41	34	Supply of products for sale to the public, voice and data transmission services for company use, lease of properties, tax consolidation receivables
Tim Participações group	6	6	Roaming and technical assistance services, assistance and license provision as part of network operations, information technology, marketing & sales
H.R. Services	2	2	Human resources assistance and consulting service, user licenses for software products and rent of hardware equipment, leases of properties and facility management services, telephone services, and administrative outsourcing
INWIT S.p.A.	36	—	Voice and data transmission services for social use, licenses, design, development and set up of dedicated software, property rental income, revenues from contract work for BTS maintenance, tax consolidation receivables
Olivetti S.p.A.	6	3	Telephone services, MPLS and on fiber services for the national data network and international network maintenance, SAP and Data Center outsourcing services, lease of properties, tax consolidation receivables
Telecom Italia Digital Solutions S.p.A.	38	32	Services and infrastructures relating to the supply of data transmission connections for the Public Administration, rendering of outsourcing services, telephone services
Telecom Italia Information Technology	18	19	Telephone services, IT services to the Nuvola Italiana (Italian Cloud), desktop management and Microsoft licenses services, real estate management activities, administrative outsourcing
Telecom Italia Trust Technologies	2	1	Voice services, administrative outsourcing, property leases, tax consolidation receivables
Persidera S.p.A.	9	5	Sale of network infrastructures for carrying TV signals, access to Internet via the IPG@TE service, data network and monitoring of TLC networks on the IT platform services, telephone services, administrative outsourcing, tax consolidation receivables
Telecom Italia S.Marino S.p.A.	1	1	Connection and telecommunications services, in particular for the sale of data (bitstream) services, dark fiber contract, local loop unbundling
Telecom Italia Sparkle S.p.A.	36	35	Voice and data transmission services, services relating to the interconnection between Telecom Italia Sparkle and Telecom Italia communications networks with particular reference to accesses and international traffic, sale of IRU dark fiber, property leasing
Telecontact S.p.A.	12	8	Lease of properties and facility management services, supply of fixed and mobile network and IP connectivity telecommunications products and services, administrative outsourcing, tax consolidation receivables
Telenergia S.p.A.	6	2	Outsourcing for company business, administrative outsourcing, tax consolidation receivables
Other minor companies	13	7
Total trade and miscellaneous receivables and other current assets	226	155

Telecom Italia S.p.A. Separate Financial Statements	Note 36 Related Party Transactions	448

(millions of euros)	12/31/2015	12/31/2014	Type of contract
Miscellaneous payables and other non-current liabilities
Olivetti S.p.A.	10	11	Payables for tax consolidation
Telecom Italia Information Technology	8	4	Payables for tax consolidation
Persidera S.p.A.	2	4	Deferred income for advance payments (IRU)
Other minor companies	1	5
Total miscellaneous payables and other non-current liabilities	21	24
Trade and miscellaneous payables and other current liabilities
4G Retail	24	21	Supply of services for acquisition of new customers, information activities and post-sales assistance for Telecom Italia customers, activities for the promotion of Telecom Italia image and distinctive brands through point-of-sale windows
A.C.C. S.r.l.	2	2	Call center and back office services for customers, outbound telephone services, cloud computing services for the Nuvola Italiana (Italian Cloud), tax consolidation payables
H.R. Services	13	13	Administration of personnel employed by Telecom Italia, training of Telecom Italia personnel, welfare services, and ASSILT and CRALT
INWIT S.p.A.	3	—	Supply of services for BTS sites, monitoring and security services, management and maintenance services
Telecom Italia Trust Technologies	6	4	Certification Authority service for Telecom Italia and within the Telecom Italia customer offering, design, development and testing of new applications and progressive maintenance of existing systems
Olivetti S.p.A.	33	37	Supply and installation of applications and assistance for document management, supply of customized services within the Telecom Italia offering to customers, purchase of IT services, ICT product installation costs, after-sales assistance services within the Telecom Italia offering to end customers, supply and installation of technological products and equipment for the “Smart Town” Project, data processing services, dispatching support for electronic data flows concerning the recovery of receivables and legally compliant electronic storage of documents, electronic and paper archiving services for Consumer customer contracts, back office services under the “Postino Intelligente” (smart postman) project for the marketing of the remote mobile offering, services for the development of the Paperless and Digisign platform for sales staff of the Business function, specialist support for the configuration of routers and network configuration services within the offering to Business customers, tax consolidation payables
Persidera S.p.A.	2	8	Deferred income for advance payments (IRU)

Telecom Italia S.p.A. Separate Financial Statements	Note 36 Related Party Transactions	449

(millions of euros)	12/31/2015	12/31/2014	Type of contract
Telecom Italia Digital Solutions S.p.A.	20	12	Acquisition of call center services and customized services within the offering to the Public Administration; within the EXPO project: acquisition of design, implementation and management services for the digital presence of EXPO 2015, design and construction of the Digital Edutainment platform to install in interactive Totems; within the ‘EXPO Tablet’ project: operations services for the design and development of the application components necessary to provide the service and to develop and manage the TIM4EXPO app; management of the Telecom Italia “Main Power” technological platform under the contract for the development, management and commercialization of Machine-to-Machine services and the Internet of Things; remote reading and remote management services for gas meters within the offering to Telecom Italia end customers; supply and management of cloud services, management of technical caring for Telecom Italia customers in the Nuvola Store marketplace, maintenance, integration and development of specific projects on the Parallel/Odins platform, development and supply of APS Light services, development and implementation of ICT engines, payables for tax consolidation
Telecom Italia Information Technology	245	228	Supply of IT services relating to design, application development and testing, advanced maintenance and configuration of existing solutions, infrastructures and applications management in Data Centers, analysis and design of innovative architecture and security solutions; within the framework contract for the provision of IT operation and development services for the Nuvola Italiana and for the on-demand provision of personalized services under the Telecom Italia offering to end customers, tax consolidation payables
Telecom Italia San Marino S.p.A.	1	1	Interconnection services of the Telecom Italia network to the Telecom Italia San Marino network in San Marino
Telecom Italia Sparkle S.p.A.	113	128	Portion to be paid for telecommunications services and interconnection costs, voice services, data transmission and international line lease, tax consolidation payables
Telecontact S.p.A.	16	15	Call center services; payables for tax consolidation
Telenergia S.p.A.	43	39	Power services
Trentino NGN S.r.l.	1	—	Design and construction of NGAN network, payables for tax consolidation
Other minor companies	4	8
Total trade and miscellaneous payables and other current liabilities	526	516

STATEMENT OF CASH FLOWS LINE ITEMS

STATEMENT OF CASH FLOWS LINE ITEMS (millions of euros)	2015	2014	Type of contract
Purchase of intangible and tangible assets on an accrual basis
Olivetti S.p.A.	4	6	Purchase of IT products for resale and lease under the offering to end customers
Telecom Italia Information Technology	501	459	Supply of IT services
Telenergia S.p.A.	8	3	Connections for power supply of local NGAN cabinets
Other minor companies	4	4
Total purchase of intangible and tangible assets on an accrual basis	517	472

Telecom Italia S.p.A. Separate Financial Statements	Note 36 Related Party Transactions	450

TRANSACTIONS WITH ASSOCIATES, SUBSIDIARIES OF ASSOCIATES AND JOINT VENTURES

The most significant amounts are summarized as follows:

SEPARATE INCOME STATEMENT LINE ITEMS

(millions of euros)	2015	2014	Type of contract
Revenues
Italtel group	1	1	Provision of equipment rental, fixed and mobile telephone and outsourced communication services
Nordcom S.p.A.	1	2	Fixed and mobile voice services, data network connections and outsourced ICT products and services
Teleleasing S.p.A. (in liquidation)	3	4	Equipment sale and maintenance services
Other minor companies	1	1
Total revenues	6	8
Acquisition of goods and services
Italtel group	22	13	Supply and maintenance of switching equipment, software development and platforms upgrading, and customized products and services, as part of Telecom Italia offerings to the Italtel group customers
Movenda	—	2	Supply and specialist support for the development of SIM cards, functional development of IT platforms, and software development
Nordcom S.p.A.	1	1	Supply and development of IT solutions, provision of customized services as part of Telecom Italia offerings to end customers, and rental expense for radio base station housing
Teleleasing S.p.A. (in liquidation)	1	1	Purchase of goods assigned under leasing arrangements with Telecom Italia customers
TM Holding News S.p.A.	—	1	Supply of information content for the TimSpot service, services and photos for intranet, supply of journalistic information
Total acquisition of goods and services	24	18
Income/(expenses) from investments	—	—
Finance income	—	—
Finance expenses
Teleleasing S.p.A. (in liquidation)	5	8	Mainly interest expenses on finance leases of equipment and finance leases
Total finance expenses	5	8

Telecom Italia S.p.A. Separate Financial Statements	Note 36 Related Party Transactions	451

STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2015	12/31/2014	Type of contract
Net financial debt
Non-current financial assets	7	—	Shareholder loans to ALFIERE S.p.A.
Financial receivables and other current financial assets	—	—
Non-current financial liabilities
Teleleasing S.p.A. (in liquidation)	—	25	Finance lease payables of equipment and finance leases
Total Non-current financial liabilities	—	25
Current financial liabilities
Teleleasing S.p.A. (in liquidation)	—	43	Mainly finance lease payables of equipment and finance leases
Total Current financial liabilities	—	43
Other statement of financial position line items
Trade and miscellaneous receivables and other current assets
Italtel group	—	1	Provision of equipment rental, fixed and mobile telephone and outsourced communication services
Teleleasing S.p.A. (in liquidation)	—	1	Equipment sale and maintenance services
Other minor companies	2	1
Total trade and miscellaneous receivables and other current assets	2	3
Trade and miscellaneous payables and other current liabilities
Italtel group	4	11	Supply transactions connected with investment and operations activities
Movenda	1	2	Supply and specialist support for the development of SIM cards, functional development of IT platforms, and software development
Nordcom S.p.A.	1	—	Supply and development of IT solutions, provision of customized services as part of Telecom Italia offerings to end customers, and rental expense for radio base station housing
Teleleasing S.p.A. (in liquidation)	—	1	Purchase of goods assigned under leasing arrangements with Telecom Italia customers
W.A.Y. S.r.l.	2	—	Supply of geolocation equipment and related technical support services within the Telecom Italia customer offering Development and testing of new applications and ongoing maintenance of existing solutions
Other minor companies	—	1
Total trade and miscellaneous payables and other current liabilities	8	15

Telecom Italia S.p.A. Separate Financial Statements	Note 36 Related Party Transactions	452

STATEMENT OF CASH FLOWS LINE ITEMS

(millions of euros)	2015	2014	Type of contract
Purchase of intangible and tangible assets on an accrual basis
Italtel group	115	123	Purchases of telecommunications equipment
Movenda	1	1	Information technology services, licenses for GSMA Mobile Connect Application
Other minor companies	1	—
Total purchase of intangible and tangible assets on an accrual basis	117	124

Telecom Italia has also issued guarantees on behalf of subsidiaries, associates and joint ventures for a total of 8,842 million euros (9,519 million euros at December 31, 2014).

In particular, the following is noted: 5,511 million euros on behalf of Telecom Italia Capital (6,095 million euros at December 31, 2014); 2,653 million euros on behalf of Telecom Italia Finance (2,825 million euros at December 31, 2014); 552 million euros on behalf of Telecom Italia International (495 million euros at December 31, 2014); 42 million euros on behalf of the Lan Med Nautilus group (50 million euros at December 31, 2014); 60 million euros on behalf of Olivetti S.p.A. (30 million euros at December 31, 2014); 13 million euros on behalf of Telenergia (9 million euros at December 31, 2014); 4 million euros on behalf of Olivetti Multiservices (4 million euros at December 31, 2014).

TRANSACTIONS WITH OTHER RELATED PARTIES (BOTH THROUGH DIRECTORS, STATUTORY AUDITORS AND KEY MANAGERS AND AS PARTICIPANTS IN SHAREHOLDER AGREEMENTS PURSUANT TO ARTICLE 122 OF THE CONSOLIDATED LAW ON FINANCE)

The “Procedure for carrying out transactions with related parties” – pursuant to the Regulation containing the provisions on related party transactions adopted by Consob under Resolution 17221 of March 12, 2010, as amended – provides that the procedure should be applied also to parties who, regardless of whether they qualify as related parties according to the accounting principles, participate in significant shareholder agreements according to art. 122 of the Consolidated Law on Finance, which govern the candidacy to the position of director of Telecom Italia, where the slate presented is the slate where the majority of the Directors nominated have been drawn from.

The main changes in the perimeter of the Related Parties intervened during 2015 are the following:

•	from October 23, 2015 the group Vivendi S.A. has joined the “Other related parties”, having reached a direct and indirect shareholding of 21.39%;

•	from November 1, 2015 the group RCS has joined the Related Parties, through a Board Member;

•	from November 1, 2015 the group CartaSì has left the Related Parties, through a Board Member;

•	from December 15, 2015 following the modification of the number and components of the Board of Directors, acted by the Shareholders Meeting, the Company performed a check about the existence of new relations through Board Members, resulting in no need for change.

Telecom Italia S.p.A. Separate Financial Statements	Note 36 Related Party Transactions	453

The most significant amounts are summarized as follows:

SEPARATE INCOME STATEMENT LINE ITEMS

(millions of euros)	2015	2014	Type of contract
Revenues
Generali group	58	53	Supply of telephone and data transmission services, peripheral data networks, connections, storage, and telecommunications products and services
Intesa Sanpaolo group	68	56	Telephone services, MPLS and international data networks, ICT services and Microsoft licenses, Internet connectivity and high-speed connections
Mediobanca group	6	6	Telephone and MPLS data network services and marketing of data devices and sale of equipment for fixed and mobile networks
RCS group	1	—	Fixed-line telephone service
Telefónica group	15	12	Roaming services, operations services on software and hardware platforms
Other minor companies	—	1
Total revenues	148	128
Other income	—	9	In 2014, damage compensation from the Generali group
Acquisition of goods and services
CartaSì group	5	5	Commissions on collections and top-up services for prepaid mobile users
Generali group	20	26	Insurance premiums and property leases
Intesa Sanpaolo group	11	13	Factoring fees, fees for smart card top-ups/activation and commissions for payment of telephone bills by direct debit and collections via credit cards
Mediobanca group	1	1	Credit recovery activities
Telefónica group	6	5	Roaming services
Vivendi group	1	—	Purchase of musical digital content sold by Telecom Italia to its customers with the Tim Music service
Total acquisition of goods and services	44	50
Employee benefits expenses	3	3	Referring to non-obligatory employee insurance policies written with the Generali group
Other operating expenses	1	1	Expenses for penalties and contractual breaches towards the Intesa Sanpaolo group
Income/(expenses) from investments	18	—	Gain from the sale of Teleleasing S.p.A. to the Mediobanca group; dividends
Finance income
Intesa Sanpaolo group	211	271	Mainly referring to income from derivatives
Mediobanca group	58	36	Mainly referring to income from derivatives
Total finance income	269	307
Finance expenses
Intesa Sanpaolo group	66	137	Expenses from derivatives, financial commissions payable, other expenses
Mediobanca group	21	14	Expenses from derivatives, financial commissions payable
Total finance expenses	87	151

Telecom Italia S.p.A. Separate Financial Statements	Note 36 Related Party Transactions	454

STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2015	12/31/2014	Type of contract
Net financial debt
Non-current financial assets	483	298	Derivatives put into place with the Mediobanca group and Intesa Sanpaolo group
Financial receivables and other current financial assets	15	14	Derivatives put into place with the Mediobanca group and Intesa Sanpaolo group
Cash and cash equivalents
Intesa Sanpaolo group	35	32	Bank accounts and deposits
Total Cash and cash equivalents	35	32
Non-current financial liabilities
Intesa Sanpaolo group	424	191	Medium/long-term loan, derivatives and loan for lease
Mediobanca group	395	245	These relate to medium/long-term loans, derivatives and non-current financial payables resulting from the sale of Teleleasing S.p.A. to the Mediobanca group
Total Non-current financial liabilities	819	436
Current financial liabilities
Intesa Sanpaolo group	127	58	Current portion of a medium/long-term loan, derivatives and finance lease
Mediobanca group	25	3	Current portion of medium/long-term loans, derivatives and current financial payables resulting from the sale of Teleleasing S.p.A. to the Mediobanca group

Total Current financial liabilities	152	61

Telecom Italia S.p.A. Separate Financial Statements	Note 36 Related Party Transactions	455

(millions of euros)	12/31/2015	12/31/2014	Type of contract
Other statement of financial position line items
Trade and miscellaneous receivables and other current assets
Generali group	28	21	Supply of telephone and data transmission services, peripheral data networks, connections, storage, and telecommunications products and services
Intesa Sanpaolo group	64	83	Factoring services, telephone services, MPLS data and international networks, ICT services and Microsoft licenses, Internet connectivity and high-speed connections
Mediobanca group	1	1	Telephone and MPLS data network services and marketing of data devices and sale of equipment for fixed and mobile networks. The amount includes receivables resulting from the sale of Teleleasing S.p.A. to the Mediobanca group on December 22.
RCS group	2	—	Fixed-line telephone service
Telefónica group	(2)	(4)	Roaming services (amounts include discounts), operation services on software and hardware platforms
Total trade and miscellaneous receivables and other current assets	93	101
Trade and miscellaneous payables and other current liabilities
CartaSì group	—	2	Commissions on top-up services for prepaid mobile users
Generali group	4	1	Mainly deferred income relating to outsourcing of data networks and centralized and peripheral telephone systems
Intesa Sanpaolo group	120	122	The amount includes the payable on the sale, by our suppliers, to the Intesa Sanpaolo group of trade receivables due to Telecom Italia, in addition to the payable resulting from the proceeds from receivables sold. It also includes the payable deriving from fees for smart card top-ups/activation and fees for payment of telephone bills by direct debit and collections via credit cards
Mediobanca group	7	1	Credit recovery activities. The amount includes payables to Teleleasing S.p.A., which was sold to the Mediobanca group on December 22
Telefónica group	(5)	(8)	Roaming services (amounts include discounts)
Vivendi group	2	—	Purchase of musical digital content sold by Telecom Italia to its customers with the Tim Music service
Total trade and miscellaneous payables and other current liabilities	128	118

The Company incurred transaction costs for the IPO for the ordinary shares of INWIT S.p.A. for placement fees paid to the following related parties:

•	Mediobanca group 4 million euros;

•	Intesa Sanpaolo group 6 million euros.

Telecom Italia S.p.A. Separate Financial Statements	Note 36 Related Party Transactions	456

TRANSACTIONS WITH PENSION FUNDS

The most significant amounts are summarized as follows:

SEPARATE INCOME STATEMENT LINE ITEMS

(millions of euros)	2015	2014	Type of contract
Employee benefits expenses			Contributions to pension funds
Fontedir	10	10
Telemaco	61	65
Total Employee benefits expenses	71	75

STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2015	12/31/2014	Type of contract
Trade and miscellaneous payables and other current liabilities			Payables for contributions to pension funds
Fontedir	3	3
Telemaco	19	24
Total trade and miscellaneous payables and other current liabilities	22	27

Telecom Italia S.p.A. Separate Financial Statements	Note 36 Related Party Transactions	457

REMUNERATION TO KEY MANAGERS

In 2015, the total remuneration recorded on an accrual basis by Telecom Italia S.p.A. in respect of key managers amounted to 13 million euros (13 million euros at December 31, 2014) broken down as follows:

(millions of euros)	2015	2014
Short-term remuneration	11	8

Long-term remuneration	—	—

Employment termination benefit incentives	—	2

Share-based payments (*)	2	3

Total	13	13

(*)	These refer to the fair value of the rights, accrued to December 31, under the share-based incentive plans of Telecom Italia S.p.A. and its subsidiaries (2014 SOP Plan).

Short-term remuneration is paid during the period it pertains to, and, at the latest, within the six months following the end of that period.

The amounts shown in the table do not include the effects of the cancellation of the accruals pertaining to the previous years, due to the failure to achieve the performance targets, and of the updated forecasts of the performances for the 2014/2016 LTI Plans. The related amounts are broken down below:

(millions of euros)	2015	2014
Stock Option 2014/2016 amounts assessed in 2014 - Share-based payments	(1.6)	—

LTI 2011 and 2012 – 2011, 2012 and 2013 verifications – long-term remuneration	—	(1.9)

LTI 2011 and 2012 – 2011, 2012 and 2013 verifications – share-based payments	—	(1.6)

Total	(1.6)	(3.5)

In 2015, there were no cancellations of accruals relating to the LTI Plans.

In 2015, the contributions paid in to defined contribution plans (Assida and Fontedir) by Telecom Italia S.p.A., on behalf of key managers, amounted to 126 thousand euros (208 thousand euros at December 31, 2014).

Telecom Italia S.p.A. Separate Financial Statements	Note 36 Related Party Transactions	458

In 2015, “Key managers”, i.e. those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of the Telecom Italia Group, including directors, were the following:

Directors:
Giuseppe Recchi		Chairman of Telecom Italia S.p.A.
Marco Patuano		Managing Director and Chief Executive Officer of Telecom Italia S.p.A.
Managers:
Rodrigo Modesto de Abreu		Diretor Presidente Tim Participações S.A.
Simone Battiferri		Head of Business
Franco Brescia	(1)	Head of Public & Regulatory Affairs
Stefano Ciurli	(2)	Head of National Wholesale Services
Antonino Cusimano		Head of Corporate Legal Affairs
Stefano De Angelis		Head of Consumer
Mario Di Loreto		Head of People Value
Giuseppe Roberto Opilio		Head of Operations
Piergiorgio Peluso		Head of Administration, Finance and Control
Paolo Vantellini		Head of Business Support Office

(1)	to September 15, 2015;
(2)	from November 5, 2015 Head of Wholesale.

Telecom Italia S.p.A. Separate Financial Statements	Note 36 Related Party Transactions	459

NOTE 37

EQUITY COMPENSATION PLANS

The equity compensation plans in force at December 31, 2015 are used by Telecom Italia for retention purposes and as a long-term incentive for the managers and employees of the Group.

A summary is provided below of the plans in place at December 31, 2015; For more information on the plans in place at December 31, 2014, reference should be made to the separate financial statements of Telecom Italia S.p.A. at that date.

DESCRIPTION OF STOCK OPTION PLANS

Top 2014-2016 Stock Option Plan

The Stock Option Plan 2014-2016 was approved by the Shareholders’ Meeting of Telecom Italia S.p.A. of April 16, 2014 and was initiated following the resolution of the Board of Directors of June 26, 2014.

The Plan is aimed at encouraging Management, who hold organizational positions that are crucial to the company business, to focus on the medium/long-term growth in value of the company shares.

The beneficiaries of the Plan include the Chief Executive Officer, Top Management (including Key Officers) and a selected part of the Management for a total of 159 employees of the Telecom Italia Group.

The Plan covers the three-year period 2014-2016, with a maximum limit of 196,000,000 shares available for issue. Beneficiaries identified off to the plan is launched will receive an allocation of options based on the actual number of years of incentivization.

The option rights become exercisable after achievement of the performance conditions for the 2014-2016 three-year period has been verified by the Board of Directors of the company called to approve financial statements at December 31, 2016. Once they have vested, the rights can be exercised for a period of three years (exercise period).

The performance conditions are described below:

•	Total Shareholder Return of Telecom Italia which determines 50% of the options. This parameter measures the positioning of Telecom Italia’s TSR in the TSR ranking of the Benchmark Panel consisting of: AT&T, Verizon, Telefonica, Deutsche Telekom, Orange (France Telecom), Telekom Austria, KPN, Swisscom, British Telecom, Vodafone and Telecom Italia itself. The objective includes different levels of achievement based on the Telecom Italia TSR’s positioning in the ranking, which corresponds to a different exercisable percentage of the Options associated to it:

•	150% of the target level for positioning in first place (maximum level);

•	100% of the target level for positioning in fifth place (target level);

•	40% of the target level for positioning in eighth place (minimum level);

•	no options for positioning below the minimum level.

•	Cumulated Free Cash Flow consolidated in the 2014-2016 three-year period determines the exercisability of the remaining 50% of the allocated options. The parameter measures the Free Cash Flow available for the payment of dividends and repaying the debt, and will be calculated as a cumulative value for the 2014-2016 period.

The Options associated with the Cumulated Free Cash Flow objective will become exercisable according to the level of performance achieved over the three years:

•	150% of the target options for over performance of 110% (or more) than the value established in the Plan;

•	100% of the options for achievement of the plan objective 2014-2016 (target level);

•	80% of the target options for achievement of the minimum value, set at 93% of the Cumulated Free Cash Flow value established in the plan (minimum level);

•	no options for positioning below the minimum level.

Telecom Italia S.p.A. Separate Financial Statements	Note 37 Equity compensation plans	460

The number of exercisable options depends on the level of achievement objectives.

The exercise price was set, by the Board of Directors meeting that initiated the plan, at 0.94 euros per option (strike price). If allocations are made at a later stage, the strike price will be the higher of the price established upon initial allocation in the price resulting from the application of the above criteria at the time of allocation of the options.

DESCRIPTION OF OTHER EQUITY COMPENSATION PLANS

Long Term Incentive Plan 2010-2015 (LTI Plan 2010-2015)

The Plan provided the option, after a 2010-2012 three-year performance period, to invest 50% of the bonus awarded in the subscription for Telecom Italia ordinary shares at a market price set at 0.60 euro. In addition, for the take up of the offer for the subscription to Telecom Italia ordinary shares, a bonus share would be assigned for each share acquired if the beneficiary maintained ownership of those shares and the employment relationship with the Group company during the two-year period. Upon closure of the plan, on April 20, 2015, a total of 178,448 ordinary shares were issued as bonus shares to the beneficiaries.

MBO 2015 Deferred

In implementation of the resolutions passed by the Shareholders’ Meeting of Telecom Italia S.p.A. of May 20, 2015, a deferment mechanism was introduced for the bonus related to the MBO 2015 for the Chief Executive Officer, Top Management and a selected part of management.

In view of the recent cost cutting measures also involving executive staff of the company, the Board of Directors of Telecom Italia S.p.A. in the meeting of August 6, 2015, resolved not to implement the deferred 2015 MBO. If the performance targets set are achieved, only a cash bonus will be paid.

2014 Broad-Based Share Ownership Plan

In June 2014 Telecom Italia launched a Broad-Based Share Ownership Plan, under which all employees, with a permanent contract in Telecom Italia S.p.A. and its subsidiaries with registered office in Italy, could subscribe for shares with a discount of 10% with respect to the average of the official prices of the Telecom Italia shares in the month prior to the subscription period (the subscription price was 0.84 euro cents).

The Plan also provided for the free allocation of ordinary shares, subject to the shares subscribed being retained for one year and continuation of employment with companies in the Telecom Italia Group. On August 4, 2015, the employees who satisfied these requirements were allocated shares of Telecom Italia as bonus shares, in the ratio of 1 bonus share for every 3 shares subscribed.

CALCULATION OF FAIR VALUE MEASUREMENT OF THE GRANTED OPTIONS AND RIGHTS

The fair value of the options relating to the 2014 - 2016 Stock Option Plan was calculated using the “Monte Carlo method” according to the calculation parameters reported in the following table.

For the 2010-2015 LTI plan, the following was measured:

•	the debt component, determined as follows:

•	65%, linked to reaching Total Shareholder Return targets, was calculated as the average of the levels of expected bonus weighted by the probability of occurrence of the related scenarios; such probability is measured using the Monte Carlo method;

•	35%, linked to reaching Free Cash Flow targets, was calculated as the bonus level according to the best estimate of expected Free Cash Flow with reference to the data of the Telecom Italia three-year plan;

•	the equity component, determined as the theoretical value of the right to the bonus share calculated as the fair value of a 24-month call option (36 months for the 2014-2016 Stock Option Plan) on Telecom Italia ordinary shares, starting in three years.

Telecom Italia S.p.A. Separate Financial Statements	Note 37 Equity compensation plans	461

Parameters used to determine fair value – Telecom Italia S.p.A.

Plans/Parameters	Exercise price (euro)	Current price/ Spot (euros) (1)	Volatility (2)	Period	Expected dividends (euros) (3)	Rate (4)
LTI Plan 2010-2015 equity component	—	0.9219	33.4281%	5 years	0.055 first year 0.06 second year	1.89% at 5 years

2014 Broad-Based Share Ownership Plan		0.94	40.36%	1 year	0.02	0.239%

2014-2016 Stock Option Plan (5)	0.94	0.931	36.95%	3 years	0.02	1.135%

(1)	In relation to the performance targets set in the Plan, consideration was given to the market prices of Telecom Italia shares and, if necessary, of other shares of the leading companies in the telecommunications sector at the grant date.
(2)	In relation to the performance targets set in the Plan, consideration was given to the volatility values of the Telecom Italia share and, if necessary, of the shares of the leading companies in the telecommunications sector.
(3)	The dividends are estimated based on data from Bloomberg.
(4)	For the 2010-2015 LTI Plan, the interest rate is based on the rate of government securities of the Federal Republic of Germany (the market benchmark for transactions in euro) with expirations commensurate with the reference period. For the 2014 Broad-Based Share Ownership Plan, the rate is equal to the 1-year yield on Italian securities. For the 2014–2016 Stock Option Plan, it consists of a 3-year forward zero coupon rate.
(5)	The mentioned parameters refer to the assessment made at the beginning of the Plan. During the year, new beneficiaries were added to the Plan; the fair value of solely the new rights granted was thus calculated by updating the parameters to their market value, calculated at the time they were added.

Telecom Italia S.p.A. Separate Financial Statements	Note 37 Equity compensation plans	462

NOTE 38

SIGNIFICANT NON-RECURRING EVENTS AND TRANSACTIONS

The impact of non-recurring events and transactions on equity, profit, net financial debt and cash flows is set out below in accordance with Consob Communication DEM/6064293 dated July 28, 2006:

(millions of euros)			Equity	Profit (loss) for the year	Net financial debt	Cash flows (*)
Amount – financial statements	(a	)	16,111	(456)	32,055	(836)

Professional and consulting services			(59)	(59)	1	(1)

Charges and provisions for restructuring and other			(288)	(288)	15	(15)

Charges and provisions for fines			(2)	(2)	2	(2)

Provision for corporate transactions			(3)	(3)	—	—

Provision for litigation			(153)	(153)	11	(11)

Sundry expenses			(200)	(200)	35	(35)

Net gain on disposal of non-controlling interest in Inwit			287	287	(854)	854

Net gain on disposal of investment in SIA			11	11	(9)	9

Net gain on disposal of investment in Teleleasing			18	18	(19)	19

Dividends from TI International			2,000	2,000	(2,000)	2,000

Impairment loss on TI International			(2,369)	(2,369)	—	—

Impairment loss on Persidera S.p.A.			(55)	(55)	—	—

Finance expenses			(14)	(14)	—	—

Total impact	(b	)	(827)	(827)	(2,818)	2,818

Figurative amount	(a-b	)	16,938	371	34,873	(3,654)

(*)	Cash flows refer to the increase (decrease) in Cash and cash equivalents during the year.

Telecom Italia S.p.A. Separate Financial Statements	Note 38 Significant non-recurring events and transactions	463

The impact of non-recurring items on the separate income statement line items is as follows:

(millions of euros)	2015	2014
Acquisition of goods and services	(87)	—

Professional and consulting services	(87)	—

Employee benefits expenses	(422)	(5)

Charges and provisions for restructuring and other	(422)	(5)

Other operating expenses	(512)	(4)

Charges and provisions for fines	(2)	(1)

Provision for corporate transactions	(3)	—

Provision for litigation	(224)	—

Sundry expenses	(283)	(3)

Impact on Operating profit before depreciation and amortization, capital gains (losses) realized and impairment reversals (losses) on non-current assets (EBITDA)	(1,021)	(9)

Gains (losses) on disposals of non-current assets
Gains on disposals of non-current assets	—	38

Impairment reversals (losses) on non-current assets

Goodwill impairment loss	—	—

Impact on EBIT	(1,021)	29

Other income (expenses) from investments	115	—

Net gain on disposal of non-controlling interest in Inwit	299	—

Net gain on disposal of investment in SIA	11	—

Net gain on disposal of investment in Teleleasing	18	—

Dividends from TI International	2,000	—

Impairment loss on TI International	(2,369)	—

Impairment loss on Persidera S.p.A.	(55)	—

Finance expenses	(19)	—

Impact on profit (loss) before tax from continuing operations	(1,136)	29

Effect on income taxes on non-recurring items	309	(11)

Impact on profit (loss) for the year	(827)	18

Telecom Italia S.p.A. Separate Financial Statements	Note 38 Significant non-recurring events and transactions	464

NOTE 39

POSITIONS OR TRANSACTIONS RESULTING FROM ATYPICAL AND/OR UNUSUAL OPERATIONS

In accordance with Consob Communication DEM/6064293 of July 28, 2006, a statement is made to the effect that in 2015 the Telecom Italia Group has not put into place any atypical and/or unusual transactions, as defined by that Communication.

NOTE 40

OTHER INFORMATION

RESEARCH AND DEVELOPMENT

Expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. Details are as follows:

(millions of euros)	12/31/2015	12/31/2014
Research and development costs expensed during the year	56	55

Development costs capitalized	1,634	1,027

Total research and development costs (expensed and capitalized)	1,690	1,082

The increase for 2015 was primarily linked to the engineering, diffusion and development work conducted on the next generation networks, such as LTE and NGAN, totaling 980 million euros in 2015 (524 million euros in 2014).

Moreover, in the separate income statement for 2015 amortization charges are recorded for development costs, capitalized during the year and in prior years, for an amount of 618 million euros.

Research and development activities conducted by Telecom Italia S.p.A. are detailed in the Report on Operations (Sustainability Section).

OPERATING LEASES

In accordance with the accounting standards and the provisions of IAS 17 in particular, the Company considers operating leases to be non-cancellable when they are only cancellable upon the occurrence of some remote contingency, with the permission of the lessor, or upon payment by the lessee of such an additional (penalty) amount that, at inception of the lease, continuation of the lease is reasonably certain.

Specifically:

Revenue related

Telecom Italia has entered into agreements for line lease and hosting which cannot be canceled. At December 31, 2015 the amount of lease installments receivable is as follows:

(millions of euros)	12/31/2015	12/31/2014
Within 1 year	74	105

From 2 to 5 years	142	173

Beyond 5 years	55	9

Total	272	287

Telecom Italia S.p.A. Separate Financial Statements	Note 40 Other information	465

The decrease was mainly due to the termination, from April 1, 2015, of the rental income from hosting leases with other telecommunications operators, following the transfer of those contracts to the subsidiary INWIT. This was counterbalanced by the recognition – also from April 1, 2015 – of the new agreement with INWIT S.p.A. for the rental of spaces where a number of towers are located (referred to as infrastructure sites).

Expense related

Telecom Italia has entered into agreements for lease of properties, vehicle rental and hosting which cannot be canceled. At December 31, 2015 the amount of lease installments receivable is as follows:

(millions of euros)	12/31/2015	12/31/2014
Within 1 year	445	178

From 2 to 5 years	1,398	432

Beyond 5 years	643	105

Total	2,487	715

This increase was due to the recognition of lease payments for the new Master Service Agreement with the subsidiary INWIT S.p.A. for the use of the sites transferred by Telecom Italia S.p.A. on April 1, 2015. This rise was offset by a reduction in the property lease rental payments, mainly related to the classification of a number of property rental contracts as finance leases, which were previously recognized as operating leases.

Telecom Italia S.p.A. Separate Financial Statements	Note 40 Other information	466

SUMMARY SCHEDULE OF FEES DUE TO THE AUDIT FIRM AND OTHER FIRMS IN ITS NETWORK

The following schedule reports the fees due to PricewaterhouseCoopers S.p.A. (“PwC”) and to the other firms in the PwC network for the audit of the 2015 financial statements and the fees referring to the year 2015 for other audit and review services, and for other services besides audit rendered to Telecom Italia by PwC and other firms in the PwC network. Out-of-pocket expenses incurred in 2015 for such services are also included herein.

	Telecom Italia S.p.A.
(in euros)	PwC S.p.A.	Other firms in the PwC network	Total PwC network
Audit services:
audit of the separate financial statements	1,228,725	7,455	1,236,180

audit of the consolidated financial statements	257,770	—	257,770

review of Form 20-F and SOX Rule 404	984,080	—	984,080

limited review of the half-year condensed consolidated financial statements	203,030	—	203,030

other	705,000	91,223	796,223

Verification services with issue of certification (*)	1,949,900	—	1,949,900

Tax consulting services	—	—	—

Other services:
agreed procedures on regulatory accounting areas	48,000	—	48,000

due diligence on sale of investments	—	90,000	90,000

Total 2015 fees due for audit and other services to the PwC network	5,376,505	188,678	5,565,183

Out-of-pocket			398,861

Total			5,964,044

Telecom Italia S.p.A. Separate Financial Statements	Note 40 Other information	467

NOTE 41

EVENTS SUBSEQUENT TO DECEMBER 31, 2015

TELECOM ITALIA 8-YEAR BOND ISSUE FOR 750 MILLION EUROS

On January 13, 2016, Telecom Italia S.p.A. successfully completed the launch of a fixed-rate bond issue for 750 billion euros, offered to institutional investors, opening the 2016 Italian corporate bond issuers’ market.

The high quality and the amount of the order book once again confirmed the positive attitude of the international financial community towards Telecom Italia’s debt instruments, and allowed the company to price the issue with a coupon of 3.625%, the second lowest of the outstanding bonds under the Group’s EMTN Program, with a yield lower than initial guidance.

The yield of the bond, of 3.679%, is much lower than the Group’s average cost of debt, which was 5.3% at the end of December 2015.

The proceeds of the new issue will be used to refinance maturing debt.

COMPLETION OF THE SALE OF THE INVESTMENT IN SOFORA-TELECOM ARGENTINA

On March 8, 2016, the Telecom Italia Group completed the sale of the entire remaining investment in Sofora - Telecom Argentina with the sale to the Fintech Group of 51% of the share capital of Sofora Telecomunicaciones (controlling company Nortel, control holding company of Telecom Argentina). As provided for in the agreement signed by the parties on October 24, 2014, the sale took place upon approval by Enacom, the Argentinian communications regulatory authority.

The total amount from the sale is over 960 million USD, including:

•	proceeds of 550.6 million USD received on March 8, 2016 for the investment in Sofora;

•	additional proceeds of 50 million USD, also received on March 8, 2016, from other shareholders of Sofora, with respect to ancillary agreements to the transaction;

•	the sum of 329.5 million USD received previously in connection with sales of investments to Fintech completed between December 2013 and October 2014; and

•	the future revenues to be generated by providing technical support services to Telecom Argentina group companies, secured by a pledge on debt securities.

For Telecom Italia S.p.A., the proceeds from the transaction came to a total of around 375 million USD.

Telecom Italia S.p.A. Separate Financial Statements	Note 41 Events subsequent to December 31, 2015	468

NOTE 42

LIST OF INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

(thousands of euros)	Head office		Share capital (1)	Equity (1) (2)	Profit/ (loss) (1)	% Ownership	Share of equity (A) (3)		Carrying amount (B) (4)	Difference (B-A)
Investments in subsidiaries
4G RETAIL	Milan		2,402	43,500	7,672	100.00%	43,500		15,108	(28,392)

EMSA SERVIZI (in liquidation)	Rome		5,000	6.171	151	100.00%	6,171		5,000	(1,171)

HR SERVICES	L’Aquila		500	5,571	1,040	100.00%	5,571		583	(4,988)

INFRASTRUTTURE WIRELESS ITALIANE	Milan		600,000	1,442,963	62,933	60.03%	832,220		828,479	(3,741)

OFI CONSULTING	Ivrea (TO)		95	46,344	(22)	100.00%	46,344		35,109	(11,235)

OLIVETTI MULTISERVICES	Milan		20,337	78,044	1,679	100.00%	78,044		40,408	(37,636)

OLIVETTI	Ivrea (TO)		10,000	20,884	(44,744)	100.00%	14,415	(6)	32,201	17,786

PERSIDERA	Rome		21,429	96,166	9,832	70.00%	60,778		137,641	76,863

TELECOM ITALIA CAPITAL	Luxembourg		2,336	(22,838)	(5,945)	100.00%	(22,838)		2,388	25,226

TELECOM ITALIA DEUTSCHLAND HOLDING	Frankfourt (Germany)		25	2,295	(363)	100.00%	21,295		10,820	(10,475)

TELECOM ITALIA INFORMATION TECHNOLOGY	Rome		3,400	8,962	(23,178)	100.00%	8,962		8,962	—

TELECOM ITALIA INTERNATIONAL	Amsterdam (The Netherlands)		2,399,483	4,466,581	(883,708)	100.00%	4,466,581		4,466,581	—

TELECOM ITALIA LATAM PARTIC. E GESTAO ADMIN.	San Paolo (Brazil)	R$ (,000)	118,926	(13,760)	(6,071)

		Euro	27,975	(3,237)	(1,428)	100.00%	(3,237	)(5)	—	3,237

TELECOM ITALIA SAN MARINO	San Marino		1,808	3,894	321	100.00%	3,600		7,565	3,965

TELECOM ITALIA TRUST TECHNOLOGY	Pomezia (RM)		7,000	10,687	633	100.00%	10,687		8,498	(2,189)

TELECOM ITALIA VENTURES	Milan		10	2,581	(174)	100.00%	2,581		2,760	179

TELECONTACT CENTER	Naples		3,000	18,551	6,076	100.00%	13,551		12,552	(999)

TELENERGIA	Rome		50	35,616	10,869	100.00%	35,616		50	(35,566)

TELSY	Turin		390	16,050	767	100.00%	16,050		14,517	(1,533)

TI AUDIT COMPLIANCE LATAM (in liquidation)	Rio de Janeiro (Brazil)	R$ (,000)	1,500	1,967	82

		Euro	353	463	19	69.9996%	324		313	(11)

TI DIGITAL SOLUTIONS	Rome		7,224	25,898	5,629	100.00%	25,898		8,112	(17,786)

TIERRA ARGENTEA	Buenos Aires (Argentina)	Pesos Arg (,000)	11,857	26,136	11,908

		Euro	841	1,854	845	30.6298%	568		568

TI FINANCE	Luxembourg		542,090	1,873,491	102,164	100.00%	1,873,491		1,448,390	(425,101)

TIM BRASIL SERVICOS E PARTICIPACOES	Rio de Janeiro (Brazil)	R$ (,000)	7,169,030	11,364,899	310,276

		Euro	1,686,370	2,673,364	72,986	0.00000001%	—			—

TIM CARING	Rome		50	47	(1)	100.00%	47	(5)	50	3

TIM REAL ESTATE	Milan		50	137	90	100.00%	137		50	(87)

TIM TANK (ex Olivetti Gestioni Ivrea)	Milan		9,600	9,793	(15)	100.00%	9,793	(5)	9,875	82

TIMB 2	Rome		10	9	(1)	1.00%	—			—

TELECOM ITALIA SPARKLE	Rome		200,000	557,238	8,787	100.00%	769,116	(6)	586,764	(182,352)

TRENTINO NGN	Trento		55,918	49,277	(1,486)	100.00%	49,277		55,654	6,377

							(*	)	7,738,998	(629,544)

Telecom Italia S.p.A. Separate Financial Statements	Note 42 List of investments in subsidiaries, associates and joint venture	469

(thousands of euros)	Head office	Share capital (1)	Equity (1) (2)	Profit/ (loss) (1)	% Ownership	Share of equity (A) (3)	Carrying amount (B) (4)	Difference (B-A)
Investments in associates and joint ventures
ALFIERE	Rome	32,160	(10,333)	(5,076)	50.00%	(5,166)	23,122	28,288

AREE URBANE (in liquidazione)	Milan	100	(61,635)	(21,165)	32.62%	(20,105)	—	20,105

ASSCOM INSURANCE BROKERS	Milan	100	1,775	955	20.00%	355	20	(335)

DONO PER	Rome	30	n.d.	n.d.	33.33%	—	10	10

NORDCOM	Milan	5,000	9,611	627	42.00%	4,037	2,143	(1,894)

TIGLIO I	Milan	5,256	17,741	(387)	47.80%	8,481	7,945	(536)

TIGLIO II (in liquidazione)	Milan	10	695	64	49.47%	344	346	2

Consorzio EO (in liquidazione)	Rome	31	1	(1)	50.00%	1	—	(1)

							33,586	45,641

(*)	The amount does not include 7 thousand euros representing the discount and the fair value of the bonus shares, on Telecom Italia ordinary shares subscribed by the employees of the companies controlled indirectly by the Telecom Italia Group under the “Broad-base Employee Share Ownership Plan 2010-2014 (“BBSOP”)
(1)	Figures taken from the latest approved financial statements. For subsidiaries, the data used are taken from the IFRS-prepared financial statements
(2)	Includes profit (loss)
(3)	Net of dividends to be paid
(4)	Includes payments made to the investment account
(5)	Covered by the provision for losses of subsidiaries and associates
(6)	Figures taken from the consolidated financial statements

Telecom Italia S.p.A. Separate Financial Statements	Note 42 List of investments in subsidiaries, associates and joint ventures	470

CERTIFICATION OF THE SEPARATE FINANCIAL STATEMENTS PURSUANT TO ART. 81-TER OF CONSOB REGULATION 11971 DATED MAY 14, 1999, WITH AMENDMENTS AND ADDITIONS

1.	We, the undersigned, Giuseppe Recchi, as chairman, Marco Patuano, as Chief Executive Officer, and Piergiorgio Peluso, as Manager responsible for preparing Telecom Italia S.p.A. financial reports, certify, having also considered the provisions of art. 154-bis, paragraphs 3 and 4, of Legislative Decree 58 of February 24, 1998:

•	the adequacy in relation to the characteristics of the company and

•	the effective application

of the administrative and accounting procedures used in the preparation of the separate financial statements for the 2015 fiscal year.

2.	Telecom Italia has adopted the Internal Control – Integrated Framework Model (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission, as its framework for the establishment and assessment of its internal control system, with particular reference to the internal controls for the preparation of the financial statements.

3.	The undersigned also certify that:

3.1.	the separate financial statements at December 31, 2015:

a)	are prepared in conformity with international accounting principles adopted by the European Union pursuant to EC regulation 1606/2002 of the European Parliament and Council of July 19, 2002 (International Financial Reporting Standards – IFRS) as well as the legislative and prescribed provisions in force in Italy with particular reference to art. 154-ter of Legislative Decree 58 of February 24, 1998 and the measures enacted for the implementation of Article 9 of Legislative Decree 38 of February 28, 2005;

b)	agree with the results of the accounting records and entries;

c)	provide a true and fair view of the financial conditions, results of operations and cash flows of the Company;

3.2.	the report on operations contains a reliable operating and financial review of the Company, as well as the description of its exposure to the main risks and uncertainties.

March 17, 2016

Chairman	Chief Executive Officer	Manager Responsible for Preparing the Corporate Financial Reports

/s/ Giuseppe Recchi	/s/ Marco Patuano	/s/ Piergiorgio Peluso

Telecom Italia S.p.A. Separate Financial Statements	Certification of the Separate Financial Statements	471

INDEPENDENT AUDITORS REPORT IN ACCORDANCE WITH ARTICLES 14 AND 16 OF LEGISLATIVE DECREE 39 OF 27 JANUARY 2010

To the shareholders of

Telecom Italia SpA

Report on the separate financial statements

We have audited the accompanying separate financial statements of Telecom Italia SpA, which comprise the statement of financial position as of 31 December 2015, the income statement, the statement of comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, a summary of significant accounting policies and other explanatory notes.

Directors responsibility for the separate financial statements

The directors of Telecom Italia SpA are responsible for the preparation of separate financial statements that give a true and fair view in accordance with International Financial Reporting Standards as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree 38/2005.

Auditors responsibility

Our responsibility is to express an opinion on these separate financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing (ISA Italia) drawn up pursuant to article 11, paragraph 3, of Legislative Decree 39 of 27 January 2010. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free from material misstatement.

An audit involves performing audit procedures to obtain audit evidence about the amounts and disclosures in the separate financial statements. The audit procedures selected depend on the auditor professional judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity preparation of separate financial statements that give a true and fair view, to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the separate financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. Euro 6.890.000,00 i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n° 119644 del Registro dei Revisori Legali - Altri Uffici: Ancona 60131 Via Sandro Totti 1 Tel. 0712132311 - Bari 70122 Via Abate Gimma 72 Tel. 0805640211 - Bologna 40126 Via Angelo Finelli 8 Tel. 0516186211 - Brescia 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 - Catania 95129 Corso Italia 302 Tel. 0957532311 - Firenze 50121 Viale Gramsci 15 Tel. 0552482811 - Genova 16121 Piazza Piccapietra 9 Tel. 01029041 - Napoli 80121 Via dei Mille 16 Tel. 08136181 - Padova 35138 Via Vicenza 4 Tel. 049873481 - Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 - Parma 43121 Viale Tanara 20/A Tel. 0521275911 - Pescara 65127 Piazza Ettore Troilo 8 Tel. 0854545711 - Roma 00154 Largo Fochetti 29 Tel. 06570251 - Torino 10122 Corso Palestro 10 Tel. 011556771 - Trento 38122 Via Grazioli 73 Tel. 0461237004 - Treviso 31100 Viale Felissent 90 Tel. 0422696911 - Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 - Udine 33100 Via Poscolle 43 Tel. 043225789 - Verona 37135 Via Francia 21/C Tel.0458263001

www.pwc.com/it

Telecom Italia S.p.A. Separate Financial Statements	Independent Auditors’ Report	472

Opinion

In our opinion, the separate financial statements give a true and fair view of the financial position of Telecom Italia SpA as of 31 December 2015 and of the result of its operations and cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree 38/2005.

Report on compliance with other laws and regulations

Opinion on the consistency with the separate financial statements of the report on operations and of certain information set out in the report on corporate governance and ownership structure

We have performed the procedures required under auditing standard 720B (SA Italia) to express an opinion, as required by law, on the consistency of the report on operations and of the information set out in the report on corporate governance and ownership structure referred to in article 123-bis, paragraph 4, of Legislative Decree 58/98, which are the responsibility of the directors of Telecom Italia SpA, with the separate financial statements of Telecom Italia SpA as of 31 December 2015. In our opinion, the report on operations and the information in the report on corporate governance and ownership structure mentioned above are consistent with the separate financial statements of Telecom Italia SpA as of 31 December 2015.

Milan, 4 April 2016

PricewaterhouseCoopers SpA

Signed by

Francesco Ferrara

(Partner)

This report has been translated into English from the Italian original solely for the convenience of international readers

Telecom Italia S.p.A. Separate Financial Statements	Independent Auditors’ Report	473

REPORT OF THE BOARD OF STATUTORY AUDITORS TO THE MEETING OF THE SHAREHOLDERS OF TELECOM ITALIA S.P.A. PURSUANT TO ARTICLE 153 OF LEGISLATIVE DECREE NO. 58/1998

Dear Shareholders,

This report explains the activities performed by the Board of Statutory Auditors during the 2015 financial year and up to today’s date, as required by Consob Notice no. DEM/1025564 of April 6, 2001 and subsequent amendments and additions.

The Board of Statutory Auditors has performed the supervisory activities required by the law, taking account of the standards of conduct for listed companies recommended by the National Board of Chartered Accountants and Accounting Consultants and the Consob notices on company controls and the activities of the board of statutory auditors.

The Control Body obtained the information needed to perform the general supervision duties assigned to it by attending meetings of the Board of Directors and the board’s internal committees (i.e. Control and Risk Committee and Nomination and Remuneration Committee), meetings with the Executive Directors, hearings with the Company’s management, meetings with the external auditor and the Group’s corporate control bodies, including foreign ones, analyses of information flows provided by the relevant departments of the company, and other inspection and control activities. Where deemed necessary, the Control Body was assisted by its legal advisors and was able to perform its supervisory activities in a completely autonomous and independent way.

1.	On the basis of the information received and as a result of the analyses conducted by the Board of Statutory Auditors, it has become clear that the transactions carried out by the Company which have major impact on revenues, finances and assets, including transactions performed through companies in which the Company has a direct or indirect stake, are essentially made up as follows:

•	on January 14, 2015, the company Wireless Italiane S.p.A. (“INWIT”) was established and, as of April 1, 2015, Telecom Italia S.p.A. transferred the business unit to it consisting of around 11,500 sites located in Italy where the radio transmission equipment is located for the mobile phone networks of both the Parent Company and other operators;

•	during June 2015, the listing process (I.P.O.) for the ordinary shares of INWIT was successfully completed on the Electronic Share Market organised and managed by Borsa Italiana S.p.A., which was followed in July by the exercise of the greenshoe option, as a result of which Telecom Italia owns 60.03% of the capital of INWIT;

•	on September 30, 2015, the merger by incorporation of Telecom Italia Media S.p.A. into Telecom Italia S.p.A. was completed, with accounting and tax effects backdated to January 1, 2015;

•	on March 8, 2016, the sale was completed of the entire remaining stake in Telecom Argentina with the sale to the Fintech Group of 51% of the share capital of Sofora Telecomunicaciones (the parent company of Nortel, which controls Telecom Argentina). As set out in the agreements signed by the parties on October 24, 2014, the sale was completed after having received the approval of Enacom, the Argentine communications regulator.

In 2015 the following notes were issued:

•	on January 16, 2015 Telecom Italia S.p.A. issued bonds for the amount of one billion euros, with coupon rate 3.25% and maturity on January 1, 2023;

•	on March 26, 2015 Telecom Italia S.p.A. issued bonds convertible in ordinary shares for the amount of 2 billion dollars, with coupon rate 1.125% and maturity on March 26, 2022. On May 20, 2015, the Shareholders’ Meeting of Telecom Italia S.p.A. approved the increase in share capital to service the conversion of the same unsecured equity-linked bonds.

Other information	Report of the Board of Statutory Auditors	475

During 2015, three buyback transactions were carried out relating to eleven bond issues with maturities between June 2015 and February 2022 and a total nominal value of 3,277.6 million euros.

All the transactions indicated above are listed in the notes to the consolidated financial statements of the Telecom Italia Group and the notes to the separate balance sheet of Telecom Italia S.p.A., as well as in the report on operations for the year 2015.

The Board of Statutory Auditors has verified that the above transactions comply with the law, the Company bylaws and the principles of correct administration, and has made sure that they were not manifestly imprudent or hazardous, in potential conflict of interest, or contrary to the resolutions adopted by the Shareholders’ Meeting or likely to compromise the integrity of the corporate assets; the transactions with Directors’ interests or with other related parties, were subjected to the transparency procedure set out in the applicable regulations.

2.	During the course of 2015 the Board of Statutory Auditors did not encounter atypical and/or unusual corporate transactions with third parties or related parties (including the companies within the Group).

The information relating to the principal infragroup transactions and with other related parties executed in the financial year 2015, and the description of their characteristics and economic effects is contained in the notes to the separate financial statements of Telecom Italia S.p.A. and to the consolidated financial statements of the Telecom Italia Group.

3.	Taking account of the size and structure of the Company and of the Telecom Italia Group, given that there were no atypical and/or unusual transactions, the Board of Statutory Auditors believes that the report on the Company’s transactions with related and infragroup parties, given in the notes to the separate financial statements of Telecom Italia S.p.A. and in the notes to the consolidated financial statements of the Telecom Italia Group, should be considered adequate.

4.	On April 4, 2016, the independent auditor PricewaterhouseCoopers issued the reports pursuant to articles 14 and 16 of Legislative Decree no. 39 of January 27, 2010, in which it states that the separate financial statements of Telecom Italia S.p.A. and the consolidated financial statements of the Telecom Italia Group at December 31, 2015 comply with the International Financial Reporting Standards (IFRS) adopted by the European Union, as well as with the provisions issued in implementation of Article 9 of Legislative Decree no. 38 of 2005, that they are drafted with clarity and that they represent truthfully and correctly the finances and assets of the company, the profit and loss results, and the cash flows of the Company and the Group.

Furthermore, the Independent Auditor also considers that the report on operations and the information in subsection 1, letters c), d), f), l) and m) and subsection 2, letter b) of Article 123-bis of CFL, presented in the Report on corporate governance and share ownership, are consistent with the Company’s separate financial statements and the consolidated financial statements for the Group at December 31, 2015.

5.	During the last financial year, and until March 16, 2016, seven complaints were received pursuant to article 2408 of the Italian Civil Code, including five from the same shareholder.

In the first complaint, which was presented during the Shareholders’ Meeting of May 20, 2015, a request was made to carry out checks on the statements made by the Chairman of Cassa Depositi e Prestiti (and reported in a number of newspapers) regarding an alleged over-valuation of the Telecom Italia Group. To begin with, the Board of Statutory Auditors noted that the Company had submitted the matter to Consob for its consideration. The Control Body believes that, particularly in light of the assessments made regarding the financial statements by the Group’s external auditor and the external consultant appointed by the Company to support it in performing the impairment test, there are no grounds to support the reported facts. Finally, it is important to note that, given the importance of this issue, during its meetings, the Board of Statutory Auditors will continue to monitor the process for assessing the Company’s network.

The second complaint, dated November 8, 2015, related to an investigation of the activities of the Board of Directors’ meeting of November 5, 2015 on the conversion of the Company’s savings shares into ordinary shares. The Board of Statutory Auditors carried out a prompt and detailed supervision of the conversion plan, both at the time of the Board of Directors’ meeting of November

Other information	Report of the Board of Statutory Auditors	476

5, 2015 and immediately after the board meeting. As a result of the fact-finding activities and in-depth analysis carried out, the Board of Statutory Auditors believes that the decision-making process that led to the approval of the proposal submitted to the Shareholders’ Meeting to convert savings shares was correct, in terms both of substantive legality and formal validity (correct procedure). It was found that all the Directors present at the Board meeting of November 5, 2015 had been adequately informed and that the operation satisfied the interest of the Company. Finally, the Chairman of the Board of Statutory Auditors presented a report on the outcome of its investigations to the first useful Shareholders’ Meeting of December 15, 2015, also in reference to the aforementioned complaint.

On November 23, 2015, the Company received a request to supplement the information supplied on the proposal to convert savings shares, valid also as a complaint (the third) pursuant to article 2408 of the Italian Civil Code. For its part, the Board of Statutory Auditors started a fact-finding analysis, which also included interviewing the Company’s management. It emerged that the Company had proceeded in compliance with the applicable regulations, having satisfied its information obligations towards shareholders and the market with the documentation effectively approved by the Board of Directors and published on the Company’s website. The Board of Statutory Auditors therefore believes that there are no grounds to support the complaint.

In the fourth complaint of December 5, 2015, a shareholder stated that the forms for requesting voting proxies for the special meeting of the Company’s savings shareholders of December 17, 2015 had not been published on the Telecom Italia website.

The Board of Statutory Auditors carried out the necessary investigations, which showed that, on its website, the Company only provides what the legislation requires the issuer to publish, which is a notice that a procedure for requesting proxies has been opened. The complaint is therefore considered to be groundless and without foundation, as the Company had promptly and correctly complied with the relevant requirements of the legislation.

On January 2, 2016, a shareholder made a complaint regarding antitrust procedure I761, asking for the names of the people responsible for the conduct on which the procedure was based and for these people to be reprimanded for their actions. In this respect, the Board reports that, following a thorough examination of the matter, the Company took the appropriate management decisions. The Board of Statutory Auditors does not believe it needs to take any further action regarding the complaint.

On February 10, 2016, a complaint was received in which the Board of Statutory Auditors was asked to carry out investigations on the organisational structure of the People Value department. The Board of Statutory Auditors asked internal audit to carry out the appropriate investigations, as a result of which it decided not to pursue the complaint, giving instructions for it to be filed as unfounded.

In the last complaint, received on February 11, 2016, the Board of Statutory Auditors was asked to verify whether, following the indictment for reasons unrelated to Telecom Italia of the Executive responsible for preparing the corporate accounting documents, this person continued to fulfil the conditions for remaining an executive of the Company. The analysis, conducted with the support of external legal advisors, determined that the requirements were still met by the person in question.

6.	Telecom Italia is registered with the US Securities and Exchange Commission as a foreign issuer and listed on the New York Stock Exchange, is also subject to United States legislation and the Board of Statutory Auditors carries out the tasks required of an Audit Committee by the above mentioned US legislation.

In particular, in implementation of the obligations that derive from its role as Audit Committee of the Company, the Board of Statutory Auditors adopted in due course a specific procedure for handling reports received by the control body. These reports may consist of:

•	“complaints” from shareholders concerning what is considered to be improper behaviour;

•	“notifications” or reports, from anyone, shareholders or otherwise, concerning alleged anomalies, irregularities, misconduct or, more generally, any problem or issue which is thought to merit investigation by the control body;

•	“complaints”, from anyone, concerning “accounting, internal accounting controls or auditing matters”;

Other information	Report of the Board of Statutory Auditors	477

•	“concerns”, which may be submitted anonymously, from employees of the Company or the Group, concerning “questionable accounting or auditing matters”.

There are instructions on the About Us section of the Company’s website (Corporate Bodies – Board of Statutory Auditors - Role, tasks and responsibilities), for sending such reports - in paper or electronic format - to the Board of Statutory Auditors/Audit Committee of the Company.

During the last financial year and until March 16, 2016 the Board of Statutory Auditors received 27 reports (or groups of “reports”, treated as units in the case of several communications from a single individual, even if at separate times), of which 2 were anonymous, complaining, for the most part, of technical service issues and failures of a commercial, accounting and administrative nature.

The Board of Statutory Auditors investigated these complaints appropriately, with the support of the Audit Department and the competent Company departments, but no irregularities to be reported to the Shareholders’ Meeting emerged. We should however point out that the relevant investigations are still being carried out regarding 3 reports.

7.	During the 2015 financial year Telecom Italia S.p.A. appointed PricewaterhouseCoopers S.p.A. to undertake various tasks other than audits of financial statements, the fees for which, before VAT, are summarised below:

PricewaterhouseCoopers S.p.A.	(in euros)
Agreed procedures and declarations regarding tender bids	28,900.00

Accounting advice and consultation activities carried out in financial year 2014	220,000.00

Agreed procedures connected with the issue of comfort letters in relation to the issue of notes	23,000.00

Activities connected with updating the € 20,000,000,000 Euro Medium Term Note Programme	35,000.00

Investigation procedures for the issuing of a Comfort Letter and Bring Down Comfort Letter regarding the listing process (I.P.O.) of the ordinary shares in INWIT S.p.A. on the Electronic Share Market organised and managed by Borsa Italiana S.p.A.	1,215,000.00

Agreed Upon Procedures on the accounting situation of the Towers branch	15,000.00

Agreed audit procedures on regulatory accounting areas	48,000.00

Fairness opinion on the issue price of the shares related to the capital increase to service the unsecured equity-linked bonds	630,000.00

Accounts auditing of the summary of costs for the staff engaged in research and development for Telecom Italia S.p.A. for the financial year 2014 allowed as deductible for the purposes of IRAP [Regional Tax], in accordance with Article 11, subsection 1, letter A) no. 5) of Legislative Decree no. 446/97 and subsequent amendments	20,000.00

Limited auditing of the condensed interim consolidated financial statements at September 30, 2015 of Telecom Italia S.p.A.	330,000.00

Performance of professional services in the context of the public offering for subscription and admission to trading on the Electronic Share Market organised and managed by Borsa Italiana S.p.A. of ordinary shares in Telecom S.p.A. in exchange for savings shares and payment of a cash sum	40,000.00

Total	2,574,900.00

Other information	Report of the Board of Statutory Auditors	478

8.	In the course of the 2015 financial year, Telecom Italia S.p.A. conferred, also through its Branch Office in Argentina, a number of tasks on parties connected by continuing relationships with PricewaterhouseCoopers S.p.A. and/or on companies belonging to the latter’s network for which the fees, excluding VAT, are summarised below:

Price Waterhouse & Co. Asesores de Empresas S.R.L. (ARGENTINA)	(in euros)
Auditing the financial statements as at 12/31/2015 of “Sucursal Argentina” (Argentina Branch Office). Equivalent of 76,552 Argentinian Pesos (ARS) at the average exchange rate for financial year 2015: 1 euro = 10.26890 ARS	7,455.00

TLS – Professional Association of Lawyers and Accountants	(in euros)
Analysis of the tax situation of Infrastrutture Wireless Italiane S.p.A. for the purpose of issuing of the Comfort Letter connected with the respective listing on the Electronic Share Market	90,000.00

Total	97,455.00

It should be noted that the Shareholders’ meeting held on April 29, 2010, on the basis of the proposal put forward by the Board of Statutory Auditors, conferred the office of External Auditor (separate financial statements of Telecom Italia S.p.A., annual consolidated financial statements, abbreviated half-yearly consolidated financial statements, annual report for the purposes of the US Laws) on PricewaterhouseCoopers S.p.A. for the nine year period 2010 -2018.

The external auditor appointed by the Parent company Shareholders’ Meeting is the main external auditor for the entire Telecom Italia Group. It is also worth noting that, in accordance with Brazilian law, the task of auditing the separate financial statements of TIM Participações S.A. was entrusted to the company Baker Tilly Brasil, while PricewaterhouseCoopers audits the reporting package produced for the purposes of the Telecom Italia Group’s consolidated financial statements.

To protect the independence of the appointed auditor, the Company has adopted special Guidelines for the appointment of the independent auditor to undertake assignments. These establish the principle under which the appointment of further assignments (when allowed by the reference regulations) is limited to the services and activities closely related to the audit of the financial statements. Conferment of a single further appointment is subject to the prior approval of the Board of Statutory Auditors of the Parent company; for some types of appointment (“preapproved appointments”), approval is given in advance. In any event, the Board of Statutory Auditors has the right to establish guidelines and qualitative and quantitative criteria regarding the appointment of external auditors, valid for the entire Group, which it did by requiring the introduction, from January 1, 2012, of an operative procedure which provides for prior examination by the Board of Statutory Auditors, even for pre-approved appointments, when certain qualitative conditions occur or when specific quantitative thresholds are exceeded.

The Board of Statutory Auditors would also make clear that, with an adequate flow of information, it will adopt the corresponding determinations made by the audit committees of the SEC registered subsidiary companies (i.e. TIM Participações S.A. and, prior to the sale of the whole remaining shareholding in Telecom Argentina, Nortel Inversora S.A. and Telecom Argentina S.A.) provided they are made based on rules that comply with the applicable law - including U.S. law - and the Group Guidelines on this subject.

9.	In September 2015, responsibility for the Audit Department was taken over by Silvia Ponzoni. The Board of Statutory Auditors – in the person of its Chairman – oversaw the whole candidate selection process by taking part in a special select committee consisting of the Chairmen of the Control and Risk Committee and the Nomination and Remuneration Committee and the Lead Independent Director. Based on the shortlist drawn up by the select committee, the Control and Risk Committee identified and submitted for assessment by the full meeting of the board the names of two people in respect of whom the Board of Statutory Auditors had expressed a favourable opinion regarding their fitness to fill that role. After acknowledging that both candidates were suitable, the Board of Directors invited the Chairman and the Chief Executive Officer to meet the two candidates and make the final choice based on managerial considerations, and then to proceed to confirm the appointment.

Pursuant to article 2389, subsection 3 of the Italian Civil Code, the Board of Statutory Auditors issued its favourable opinion on the scorecard regarding the short-term incentive target for the Chairman (2016 MBO).

With regard to the compensation package for the Company’s new CEO, appointed on March 30, 2016, the Board of Statutory Auditors expressed an unfavourable opinion, pursuant to article 2389, subsection 3, of the Italian Civil Code, because of the problems regarding the manner in which the

Other information	Report of the Board of Statutory Auditors	479

variable part of the remuneration (special award) is determined, particularly in relation to the market benchmarks and to it being determined exclusively on the basis of improvements relative to the 2016-2018 Business Plan previously approved by the Board of Directors on February 15, 2016.

Pursuant to the Corporate Governance Principles adopted by the Company in December 2012, the Board of Statutory Auditors expressed its favourable opinion of the functional objectives scorecards for the short term incentive scheme (2016 MBO) for the Heads of the control departments who report directly to the Board (Audit Department, Compliance Department and IT & Security Compliance Function).

10.	In the financial year 2015, the Company’s Board of Directors held thirteen meetings, at which the Board of Statutory Auditors was always present.

The Control and Risk Committee met sixteen times (of which fourteen jointly with the Board of Statutory Auditors, due to the topics dealt with). The Nomination and Remuneration Committee met seven times.

During 2015, there were forty-two meetings of the Board of Statutory Auditors (including the fourteen meetings held jointly with the Control and Risk Committee).

It should also be noted that the Board of Statutory Auditors attended the meetings of the of the Control and Risk Committee (not held jointly with the Board of Statutory Auditors’ meetings) and of the Nomination and Remuneration Committee, by the attendance of its Chairman or another Statutory Auditor designated by the Chairman.

The Control Body took part in the Shareholders’ Meetings of the Company, held on 20 May 2015 and 15 December 2015, respectively.

Set out below is a summary of the information requests made, pursuant to article 115, subsection 1, of Legislative Decree 58/1998, by Consob to the Board of Statutory Auditors, and the answers provided.

In a letter dated 29 October 2015, Consob asked the Board of Statutory Auditors “to express its assessment of the decisions Telecom will make regarding the qualification of Vivendi as its “related party”. In the answer provided to Consob on 4 November 2015, the Board of Statutory Auditors stated that it shared the Company’s decision to consider that the requirements for qualifying shareholder Vivendi as a related party of Telecom Italia exist, while pointing out that the matter had been the subject of constant and proactive attention by the Control Body even before the threshold of 20% of the capital with voting rights had been exceeded.

On November 23, 2015, Consob sent the Board of Statutory Auditors a request for information on the operation of the conversion of savings shares into ordinary shares in the Company. In this regard, the Board of Statutory Auditors has reported that it carried out timely supervision of the conversion operation, both for the board meeting held on November 5, 2015 and immediately thereafter, as well as, subsequently, following the complaints made pursuant to Art. 2408, first subsection of the Italian Civil Code, by some shareholders.

For the aspects for which it is competent, the Board of Statutory Auditors has been able to assess the correctness (in particular in terms of compliance with the law and the articles of association and respect for standards of correct administration) of the operation proposed to the Shareholders’ Meeting of December 15, 2015. The Board of Statutory Auditors first assessed the legitimacy and procedural validity of the resolution for the proposed conversion of savings shares into ordinary shares, as adopted by the Board of Directors on November 5, 2015, noting, by virtue of its specific questions asked in this respect during the board meeting to all Directors, that there were no statements of lack of information by Directors such as to compromise their right-duty to act in an informed manner, pursuant to and for the purposes of Art. 2381, subsection 6 of the Italian Civil Code.

The Board of Statutory Auditors has also ascertained that the conversion operation reasonably met with and was therefore compliant with the Company’s interests and had been proposed according to methods and technical choices (including the definition of the cash payment and consequent connected discount measure applied) such as to be to the benefit of all shareholders. More specifically, the verification of the economic-financial advantages for the Company and, therefore, indirectly, for all shareholders, and of the proposal’s incapacity to harm the corporate assets, but rather instead its capacity to reinforce them, was carried out independently, also in light of the

Other information	Report of the Board of Statutory Auditors	480

further positive examinations and checks submitted to and validated by both the competent corporate structures and external consultants of primary, recognised standing, to which the Company conferred a specific professional appointment.

The Control body also promptly started in-depth analyses aimed at verifying - with respect to the conversion - the correct application of the Procedure for the management of sensitive information, also with reference to the entry made in the register of people in possession of said information pursuant to and for the purpose of Art. 115-bis of the Consolidated Law on Finance, reporting the results of its checks to Consob.

On December 16, 2015, Consob asked the Board of Statutory Auditors (amongst other things) to provide its considerations on whether the prohibition pursuant to Art. 2390 of the Italian Civil Code was applicable to Directors appointed by the Shareholders’ Meeting of December 15, 2015.

In this regard, it should be noted that the Board of Statutory Auditors started the necessary analyses without delay, at the outcome of which it considered that the code provision did not apply to the Directors Félicité Herzog, Arnaud Roy de Puyfontaine, Stéphane Roussel and Hervé Philippe. The Board of Statutory Auditors in fact decided that it was reasonable to believe that the business in the telecommunications sector carried out by Telecom Italia and Vivendi did not appear - upon verification - to have any relevant potential pursuant to and for the purposes of Art. 2390 of the Italian Civil Code. An identical determination also considered that the code provision did not apply to the media content business offered by Vivendi and that offered by Telecom Italia. These conclusions were confirmed by the pro veritate opinion provided by a legal consultant appointed by the Board of Statutory Auditors, as well as, with regard to the assessment of the business carried out by Telecom Italia and Vivendi (also with specific reference to media content), by the results of the economic-business analysis conducted by business experts appointed by the Company.

The Board of Statutory Auditors has also considered it necessary to maintain constant monitoring of the effective exercise of the respective activities by Telecom Italia and Vivendi, so as to be able to verify, in the future, the potential integration of the requirements for the application of Art. 2390 of the Italian Civil Code.

On February 8, 2016, Consob requested that the Board of Statutory Auditors provide its assessments on the outcome of the in-depth analyses carried out by the Company on the commercial relations between Telecom Italia and certain suppliers.

In this regard, it should be noted that the analysis of the results of the audits carried out by the external consultant appointed by the Company and by the Audit Department, the Board of Statutory Auditors has noted that there are no irregularities in the commercial relations with the suppliers concerned by the audit. The Board of Statutory Auditors has reserved the right to provide Consob with the results of the further checks underway by the Audit Department, if any elements worthy of attention should emerge.

11.	In accordance with its obligations, the Board of Statutory Auditors obtained information and supervised compliance with the principles of correct administration, by attendance at the meetings of the Board of Directors, meetings with the executive responsible for preparing the corporate accounting documents, the Head of the Audit Department, the Group Compliance Officer, the Head of the IT & Security Compliance function and by means of interviews with the management and the acquisition of information.

The Board of Statutory Auditors met the Chairman of the Board of Directors, the Chief Executive Officer and the independent auditor PricewaterhouseCoopers S.p.A. (for the mutual exchange of data and relevant information pursuant to article 150, third subsection of the Consolidated Law on Finance) and attended the meetings of the board’s internal committees.

The Board of Statutory Auditors believes that the governance arrangements and tools adopted by the Company constitute a valid supervisory framework to ensure that the principles of correct administration are respected in operational practice. In particular, in relation to the decision-making processes of the Board of Directors, the Control Body has supervised, including by attendance at board meetings, that the management decisions made by the Directors be substantially legitimate and in the interests of the Company, and checked that the Board resolutions were adequately supported by information, analysis and audit – also involving consultation with the board committees and external professionals, when necessary.

Other information	Report of the Board of Statutory Auditors	481

The Board of Statutory Auditors carefully and constantly monitored the intra-organic relations of the Company’s Executive Directors, requesting specific information and asking for specific meetings both with the Chairman and the Chief Executive Officer.

Following the resignation of Marco Patuano from the office of Chief Executive Officer, the Board of Statutory Auditors duly and promptly monitored events, attending board meetings and those of the Nomination and Remuneration Committee, collecting information, including by interviews with the Chairman and resigning Chief Executive Officer and ascertaining effective compliance with the law, the articles of association and with standards of correct administration, also with reference to the agreement stipulated for the termination of his relationship as an employee and Director.

The Board of Statutory Auditors also monitored the process for the replacement of the Chief Executive Officer, attending the meetings of the Nomination and Remuneration Committee aimed at identifying the new Chief Executive Officer and defining his compensation, ensuring the release of the opinion envisaged by Art. 2389, subsection 3 of the Italian Civil Code (see paragraph 9).

At the same time, the Board of Statutory Auditors, with a view to ensuring an ever better alignment of the Company’s rules of corporate governance with best practices and the most accredited interpretations of provisions of law, regulations and self-regulatory provisions, proposed and will propose both changes to current regulations and procedures adopted by the Company (and the application of stricter, more rigorous optional rules already envisaged therein) and the integrations of these regulations and procedures.

The Board of Statutory Auditors also ascertained that the request for the integration of the agenda of the Shareholders’ Meeting scheduled for December 15, 2015, presented by the shareholder Vivendi, was compliant with the law and the Company’s Bylaws. The Control body took timely action and monitored the situation, asking the Company’s Board of Directors to assess the possibility of accompanying Vivendi’s report with its own assessment, pursuant to article 126-bis of the CLF, as indeed it did.

Continuing on from previous years and also taking into account the considerable volume of investments envisaged by the 2016-2018 business plan, monitoring by the Board of Statutory Auditors of the Company’s equity and financial position then continued.

12.	Pursuant to the Corporate Governance Principles of Telecom Italia, the role of providing strategic supervision and direction for the Company in order to pursue the primary objective of creating value for the shareholders, with a medium-long term perspective, also taking the legitimate interests of the remaining stakeholders into account, is reserved to the Board of Directors.

For the execution of its resolutions and the management of the company, the Board of Directors may, in accordance with the legal limits, delegate the appropriate powers to one or more Directors who report to the Board of Directors and Board of Statutory Auditors on the activities carried out, the general trend of operations and on the transactions of greatest economic and financial significance concluded by the Company or its subsidiaries.

On April 16, 2014, the Shareholders’ Meeting appointed Giuseppe Recchi Chairman of the Board of Directors.

The Board of Directors, in its meeting on April 18, 2014, appointed Marco Patuano as Chief Executive Officer, establishing his powers and those of the Chairman. Following the resignation by the Chief Executive Officer, tendered on March 21, 2016, in its meeting of March 30, 2016, the Board of Directors appointed Flavio Cattaneo as Chief Executive Officer, conferring executive powers upon him. In particular, he was assigned responsibility for the overall governance of the Company and the Group, including responsibility for defining and proposing to the Board of Directors, and then implementing and developing, the strategic, industrial and financial plans, as well as all organisational responsibilities to guarantee the management and development of the business in Italy and South America.

Under the scope of its supervision of Company’s organisational structure, the Board of Statutory Auditors reports that the Board of Directors, in its meeting held on September 25, 2015, in acknowledging the new organisation of oversight of regulatory and institutional issues (with separation of the two structures previously combined in the single Public and Regulatory Affairs function), approved the separation of the corresponding responsibilities with assignment of the Public Affairs component to the Chairman and the Regulatory Affairs component to the Chief Executive Officer, retaining the principle of reciprocal coordination on these matters.

Other information	Report of the Board of Statutory Auditors	482

In order to guarantee the conditions of effective competition on the network infrastructures markets, in December 2015, the model for oversight of the wholesale business and delivery and assurance processes of services to customers was redefined, by means of the establishment, reporting directly to the Chief Executive Officer, of the Wholesale Department.

During the early months of 2016, the comprehensive model used for the commercial monitoring of retail customers was also redefined, on the basis of various organisational drivers, including that of guaranteeing the end-to-end accountability of marketing, sales and post-sales processes on each customer segment, with a view to maximising customer value.

The Board of Statutory Auditors carefully monitored the main changes of the organisation and the organisational method and supervised the adequacy of the organisational structure with respect to the strategic objectives of the Company, by specific meetings with the Chief Executive Officer, the Head of People Value and the individual company departments.

Given the complexity of the organisational structure of the Company and the Telecom Italia Group, subject, as such, to continuous evolution, the Board of Statutory Auditors believes that the organisational structure of the Company and Group is adequate.

13.	The internal control and risk management system consists of the set of rules, procedures and organizational structures that, through a process of identifying, measuring, managing and monitoring the principal risks, allows the sound, fair and consistent operation of the company in line with the pre-established objectives.

It is organized and operates according to the principles and criteria of the Corporate Governance Code, to which the Company adheres, and involves several components that act in a coordinated way according to their respective responsibilities – the responsibility of the Board of Directors to direct and provide strategic supervision, the responsibility of the Executive Directors and management to control and manage, the responsibility of the control and risk Committee and the Head of the Audit Department to monitor and provide support to the Board of Directors, and the supervisory responsibilities of the Board of Statutory Auditors.

In exercising its responsibilities regarding the internal control and risk management system, the Board of Directors resolved that the Head of the Audit Department, the Group Compliance Officer and the Head of the IT & Security Compliance Department report directly to the Board.

The Head of the Audit Department has an adequate level of independence and means suitable for the execution of this function. The Head of the Audit Department is responsible for supporting the management and control boards in assessing the adequacy, full functioning and effectiveness of the control and risk management system and for proposing corrective measures in case of anomalies and/or deficiencies. Under the scope of its powers of inspection and control, the Board of Statutory Auditors ordinarily assigns duties on specific matters to the Audit Department and the Compliance Department.

The Head of the Audit Department reports on his work to the Directors in charge of the internal control and risk management system, i.e. the Chairman and the Chief Executive Officer, each with respect to their area of competence, to the Control and Risk Committee and, through the latter, to the Board of Directors, as well as to the Board of Statutory Auditors.

The oversight role of the Head of the Audit Department is directed, in particular, towards expressing an assessment of the capacity of the internal control and risk management system to impact on the actual achievement of the objectives assigned to individual company structures (effectiveness profile), taking account of the rational use of resources for their realization (efficiency profile) in the light of the qualitative/quantitative risk factors present and the probability of their affecting the achievement of those objectives. This oversight is assured through:

•	the direct execution of assurance services (audits and complementary activities – so-called 3rd level controls – aimed at assessing the governance, control and risk management processes) and consultancy services;

•	checking the implementation of improvement plans by continuous monitoring and specific follow-up work in cases that are complex and significant to the topics originally analysed.

The Board of Statutory Auditors has acknowledged the overall assessment of the internal control and risk management system by the Audit Department, which is set forth below: “With reference to the specific operating contexts analysed in 2015 on the Italian context, given the weaknesses of varying intensity of the internal control and risk management system found in the audits and

Other information	Report of the Board of Statutory Auditors	483

having assessed the process of implementation of the improvement actions undertaken by the owner functions to quickly overcome these weaknesses, it considered that the system should be capable of reducing the risk profiles to a level acceptable for the correct operation of the business processes.”

The Board of Statutory Auditors shares the assessment of overall adequacy of the internal control and risk management system as formulated by the Audit Department. The Control body, on its part, constantly monitored its effectiveness and monitored the work of the main players in the internal control and risk management system and, in particular, the implementation of risk improvement and mitigation actions identified and, in some cases, prompting further specific interventions to strengthen the controls.

In this context, the Board of Statutory Auditors has held periodic meetings with the Head of the Audit Department, the Group Compliance Officer, the Head of the IT & Security Compliance Function, the executive responsible for preparing the corporate accounting documents, the Head of Enterprise Risk Management, the management and the external auditor. It also had contact and exchanged information with the corresponding control bodies of the major Italian subsidiary companies.

The Board of Statutory Auditors took note of the assessment of overall adequacy of the internal control system of Tim Participações expressed by the Comité de Auditoria Estatutário of the Brazilian subsidiary.

The Board of Statutory Auditors also took note of the positive opinion formulated by this control body on the functioning of internal audit in Tim Participações, and on the independence of the internal audit work carried out.

The Board of Statutory Auditors also pointed out that during its checks carried out in 2015 at the offices of Tim Participações and Telecom Argentina (the company that left the Telecom Italia Group on March 8, 2016, following the sale to the FIntech Group), the management and related control bodies had not reported any situations to be submitted to the attention of shareholders.

The internal control and risk management system also incorporates the so-called “Organizational Model 231”, i.e. a model of organization and management adopted pursuant to Legislative Decree No. 231/2001, aimed at preventing offences that can result in liability for the Company.

The duties of Supervisory Body are assigned (since 2012) to the Board of Statutory Auditors, which uses a dedicated company structure which is part of the Compliance Department.

The Organisational Model 231 has been adopted by domestic subsidiaries of the Group as well as by Telecom Italia, and consists of:

•	the Code of Ethics and Conduct of the Telecom Italia Group, which enunciates the general principles (transparency, fairness, loyalty) that guide the Company in the carrying out and management of business;

•	the “general principles of internal control”, i.e. the set of tools to achieve the objectives of efficiency and operational effectiveness, reliability of financial and management reporting, compliance with laws and regulations, safeguarding of assets against possible fraud;

•	the “principles of conduct”, which consist of specific rules for relations with third parties and for all fulfilments and activities of a corporate nature, and

•	the “internal control schemes” that describe business processes at risk of crime, any predicate offences relating to them, the preventive control activities and the behavioural indications aimed at avoiding the related risks.

The Organizational Model 231 is a dynamic instrument, which affects the corporate operation and must, therefore, be constantly checked and updated in the light of the elements that emerged from experience of its application and of the evolution of the regulatory framework. The amendments were drafted by the managerial committee called Steering Committee 231, briefed by the Supervisory Board and approved by the Board of Directors of the Company when of a significant nature.

The Organisational Model incorporates, in terms of application, the predicate offences provided for in Legislative Decree no. 231/2001, excluding those deemed to not be directly pertinent for the Telecom Italia Group.

In 2015, the Board of Statutory Auditors verified the update of the 231 Organisational Model to consider the legislative introduction of new predicate offences considered relevant pursuant to Italian Legislative Decree no. 231/2001 (i.e. self-laundering, false corporate communications and environmental offences).

Other information	Report of the Board of Statutory Auditors	484

The Organisational Model represents an integral part of the reference compliance program for the application of foreign anti-corruption legislation such as the US Foreign Corrupt Practices Act and the UK Bribery Act. In this context, a foreign version of the Organisational Model has been defined for adoption by the non-Italian subsidiaries, also taking account of the possible application of similar regulations at local level.

The Board of Statutory Auditors oversees the operation and observance of the 231 Organisational Model and reports to the Board of Directors on the oversight and verification activities which it has performed and the corresponding outcomes. For FY 2015, the Board of Statutory Auditors has expressed an opinion of compliance with the reference legal framework of the Organisational Model 231 adopted by the Company.

The Telecom Italia Group has adopted an Enterprise Risk Management Model (ERM) which enables risks to be identified, assessed and managed in a homogenous way within the Group companies, highlighting potential synergies between the players involved in the assessment of the internal control and risk management system. The ERM process is designed to identify potential events that may impact on business activity, to manage the risk within acceptable limits and to provide reasonable assurance of the achievement of the objectives.

This process is governed by the ERM Steering Committee, chaired and coordinated by the Chief Financial Officer, which meets at three-monthly intervals (or in response to specific needs), and has the object of ensuring governance of the management of the Group’s risks, aimed at ensuring the operational continuity of the company’s business by monitoring the efficacy of the counter-measures adopted.

The Control Body has verified that in its meeting of February 15, 2016, the Board of Directors defined the corporate risk appetite and risk tolerance thresholds, in line with the provisions of the Corporate Governance Code.

The Board of Statutory Auditors reports that the corporate procedure for effecting transactions with related parties, drawn up in compliance with Consob Regulation no. 17221 of March 12, 2010, adopted in November 2010, was last updated in March 2016. In particular, references to the undertakings given at the time to the Brazilian regulatory authorities (Anatel and CADE) have been eliminated and, at the suggestion of the Board of Statutory Auditors, some changes have been made to the part relating to the dispensation of intra-group operations from application of Consob Regulation no. 17221/2010. It has in fact been specified that the presence of a significant interest of the related third party excludes beneficial treatment, where a “significant interest” is meant as a shareholding of the related third party in the capital of the related intra-group party that exceeds 5% of said capital.

The Board of Statutory Auditors has monitored compliance of the procedure adopted by the Company with provisions of law and regulations and its effective implementation and actual functioning.

As part of the monitoring of the revision process of corporate governance documents, in which the Board of Statutory Auditors was involved, also during meetings with other corporate bodies, the Board of Statutory Auditors pointed out to the Control and Risk Committee that it was appropriate to assess the adequacy of the Procedure for performing transactions with related parties in light of the changes made to the Company’s share ownership structure, as indicated in said procedure.

During the year there have been significant changes in the share ownership of the company: after the break-up of the Telco shareholders’ agreement, on June 17, 2015, Vivendi SA acquired the stake in Telecom Italia that was previously held by Telefonica SA. Subsequently the French company acquired ordinary Telecom Italia shares on the market, bringing its stake to 21.39% at December 31, 2015. As of the date of this Report, the Vivendi Group’s shareholding in Telecom Italia was 24.90%. In this respect, the Board of Statutory Auditors has monitored and will continue to monitor the evolution of the Company’s ownership structure.

More generally, in fulfilment of its statutory duties, the Board of Statutory Auditors will continue to supervise the decision-making procedure adopted by the Directors, ensuring that decisions are based on principles of reasonableness and correct information, that they comply with applicable regulations, as well as being consistent and compatible with the Company’s resources and assets, that Directors are aware of the risks and effects of any decision and that these decisions are taken in the interest of all the shareholders.

Other information	Report of the Board of Statutory Auditors	485

The Board of Statutory Auditors has been informed as regards the identification of the scope of Telecom Italia’s related parties resulting subsequent to the breakup of Telco. A prudent interpretation of the company procedure confirmed the qualification of the former members of the Telco shareholders’ agreement (and their respective subsidiaries) as related parties of the Company, without interruption, also regardless of the sale of the Telecom Italia shares they received from the breakup of Telco.

As regards Vivendi’s qualification as a related party of Telecom Italia, the Board of Statutory Auditors carried out constant and proactive monitoring even prior to the threshold of 20% of the voting capital being exceeded, agreeing with the Company’s decision to consider that the conditions exist for the shareholder Vivendi to be qualified as a related party of Telecom Italia. In this respect, the Board of Statutory Auditors is engaged in a continuous monitoring activity regarding potential future changes in the related party status of the shareholder Vivendi.

14.	Telecom Italia has adopted the Internal Control - Integrated Framework model (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as its reference framework for the definition and assessment of its internal control system, with particular reference to the internal controls for the preparation of the financial statements.

The Board of Statutory Auditors evaluated and supervised the adequacy of the administrative and accounting system of the Company and its reliability to fairly represent operations, also by collecting information from Company management, examining company documents and analysing the results of the activities undertaken by the External Auditor.

The Board of Statutory Auditors acknowledged the statements issued by the Chairman, Chief Executive Officer and the Manager responsible for preparing the corporate accounting documents of Telecom Italia S.p.A. concerning the adequacy in relation to the characteristics of the company and the actual application during 2015 of the administrative and accounting procedures for the preparation of the financial statements and the consolidated financial statements.

On the question of goodwill impairment test, the Board of Statutory Auditors observed that in Telecom Italia it is applied in a consolidated and structured way, coordinated by the Administration, Finance and Control Department, with the intervention of an independent external expert of acknowledged professional expertise. The implementation of the process is also analysed and discussed in special joint meetings of the Control and Risk Committee and Board of Statutory Auditors, that precede the Board of Directors meetings to approve the financial reports to which the impairment test must be applied.

The Board of Statutory Auditors has verified that the impairment test process for the 2015 Financial Statements took place consistently with the procedure most recently approved by the Board of Directors on December 16, 2015 and with applicable IFRS principles and that it concluded with the impairment of the goodwill assigned to the Group’s Brazilian operations. For a more detailed analysis, the Board of Statutory Auditors refers to the explanations given in Note 4 “Goodwill” of the consolidated financial statements as of December 31, 2015 of the Telecom Italia Group.

Regarding the provisions of article 36, subsection 1, letter c, ii) of the Market Regulations (conditions for the listing of shares of controlling companies and of companies registered in and regulated by the laws of States that are not members of the European Union), the Board of Statutory Auditors has not ascertained facts and circumstances that would indicate that the administrative-accounting system of the controlled companies is not adequate to ensure that the data on the revenues, finances and assets of the companies needed for the preparation of the consolidated financial statements regularly reaches the management and auditor of the controlling company.

Finally, the Board of Statutory Auditors monitored the financial disclosure process including through the collection of information from the Company’s management.

15.	The Board of Statutory Auditors has acknowledged the instructions imparted by the Company to its subsidiaries, pursuant to art. 114, section 2 of the CLFI, and considers them adequate to comply with the obligations regarding communication established by the law. In this respect it should be noted that the Company regulates the flow of information it receives from its subsidiary companies on transactions of particular impact, with specific procedures.

Other information	Report of the Board of Statutory Auditors	486

The Company has its own “Procedure for the internal management and disclosure to the public of sensitive information” that regulates the procedures for the external disclosure of documents and information regarding Telecom Italia, with specific reference to sensitive information. The procedure also applies as an instruction to all subsidiaries in order to obtain from them, without delay, the information necessary for the timely and proper fulfilment of the public disclosure obligations. This procedure also disciplines the maintenance of the register of people with access to sensitive information.

The Board of Statutory Auditors continuously and promptly monitored the application of the above procedure, through specific interviews with the management and requests for information and documentation.

16.	The Board of Statutory Auditors has ascertained, from information obtained from Independent Auditor PricewaterhouseCoopers and from the management of the Company, that the IAS/IFRS principles, and the other legal and regulatory provisions that apply to the preparation and presentation of the separate financial statements, the consolidated financial statements and the accompanying report on operations are complied with.

The Board of Statutory Auditors acknowledges that, from the report issued, pursuant to article 19, subsection 3, of Italian Legislative Decree no. 39 of January 27, 2010, on April 4, 2016 by PricewaterhouseCoopers S.p.A. for the financial year that ended on December 31, 2015, no “fundamental issues” were noted during the external audit, but one significant shortcoming was recorded in the internal control system of Tim Participações, with reference to the process relating to the contracting of consultancy by means of professional firms. The Board of Statutory Auditors is monitoring progress made on the remediation plan defined in November 2015.

17.	The Board of Statutory Auditors has supervised the arrangements for the concrete implementation of the rules of corporate governance required by the Corporate Governance Code recently amended in July 2015, to which the Company adheres. In its meeting of March 17, 2016, the Board of Directors carried out some maintenance interventions on the text of the Corporate Governance Principles adopted in December 2012.

In this respect, it should be noted that Telecom Italia has adopted the criteria established by the Corporate Governance Code of Borsa Italiana for qualifying Directors as independent.

In its meeting on March 19, 2015, the Board of Directors checked that its members continued to meet the requirements for independence, based on the declarations made by said members, and acknowledged that (i) Directors Benello, Calvosa, Cattaneo, Cioli, Cornelli, Gallo, Kingsmill, Marzotto and Valerio possessed the requirements of independence, pursuant to the Corporate Governance Code, and (ii) the same Directors, plus Mr Fitoussi possessed the requirements of independence pursuant to the Consolidated Law on Finance. The market was informed of the outcome of this verification.

Following the integration of the Board of Directors by the Shareholders’ meeting resolution of December 15, 2015, on December 16, 2015 the Board of Directors ascertained that independence requirements were met pursuant to the Consolidated Law on Finance and the Corporate Governance Code, by Director Felicité Herzog.

In its meeting on March 17, 2016, the Board of Directors checked that its members continued to meet the requirements for independence and acknowledged (i) that Directors Benello, Calvosa, Cattaneo, Cioli, Cornelli, Gallo, Herzog, Kingsmill, Marzotto and Valerio possessed the requirements of independence, pursuant to the Corporate Governance Code, and (ii) the same Directors, plus Mr Fitoussi possessed the requirements of independence pursuant to the Consolidated Law on Finance. The market was informed of the outcome of this verification.

Following the appointment of Flavio Cattaneo to the office of Chief Executive Officer, on 30 March 2016 the Board of Directors ascertained that the independence requirements were no longer met by him, pursuant to the Consolidated Law on Finance and the Corporate Governance Code and that he was therefore qualified as non-independent executive director.

Other information	Report of the Board of Statutory Auditors	487

In its meetings of March 17 and 30, 2016, the Board of Statutory Auditors audited the correct application of the independence requirements and the procedures for assessing the requirements adopted by the Board of Directors.

In its first and second meeting after the Shareholders’ Meeting that had appointed it (June 10, and July 13, 2015), the Board of Statutory Auditors confirmed that the independence requirements specified in article 148, subsection 3 of the CLF had been met by its members, as had the requirements of the Borsa Italiana Corporate Governance Code. Thereafter, during the meeting held on 29 March 2016, the Board of Statutory Auditors ascertained that all its members continued to meet the independence requirements as described above.

The Board of Statutory Auditors checked the independence of the external auditor PricewaterhouseCoopers, in accordance with the provisions of article 19, subsection 1, lett. d) of Italian Legislative Decree no. 39 of January 27, 2010, also acquiring the declaration from the external auditor as specified in article 17, subsection 9, letter a) of said Decree.

The Board of Directors also has subcommittees comprising a Control and Risk Committee and a Nomination and Remuneration Committee. Both committees are regulated by their respective regulations approved by the Board of Directors in the meeting held on August 5, 2014 (documents available for consultation on the website www.telecomitalia.com section About Us - Governance System/Regulations channel). The Control and Risk Committee comprises non-executive Directors, the majority of whom are independent directors, with at least one Director from a minority slate. At least one member of the Control and Risk Committee shall possesses adequate expertise in accounting and finance or risk management. Without prejudice to the tasks attributed to it by the Corporate Governance Code, the Committee:

•	provides high-level supervision related to corporate social responsibility, monitoring the consistency of the actions performed with the principles laid down by the Code of Ethics of the Group;

•	monitors observance of the Company’s corporate governance rules, the evolution of rules and best practice in the field of controls, corporate governance and corporate social responsibility, also with a view to proposing updates to the internal practices and rules of the Company and the Group;

•	expresses a prior opinion regarding transactions with related parties (i) on transactions entrusted to the board pursuant to the law, Bylaws or Corporate Governance Code; (ii) on ordinary transactions at standard or market conditions, according to terms not predetermined or defined after a tender worth over 10 million euros; (iii) on non ordinary transactions worth more than 2 million euros;

•	performs other duties assigned to it by the Board of Directors.

The Nomination and Remuneration Committee comprises non-executive Directors, the majority of whom are independent directors, with at least one Director from a minority slate. At least one member of the Nomination and Remuneration Committee possesses adequate expertise in financial matters or remuneration policies. Without prejudice to the tasks assigned by the Corporate Governance Code to the remuneration committee and to the nomination committee, the Nomination and Remuneration Committee:

•	oversees the succession plan for Executive Directors, and monitors the updating of the company management replacement lists, prepared by the Executive Directors;

•	establishes the procedure and period for the annual evaluation of the Board of Directors;

•	proposes the criteria for allocating the total annual remuneration established by the Shareholders’ Meeting for the whole Board of Directors;

•	performs other duties assigned to it by the Board of Directors.

The Board of Statutory Auditors monitored the activities performed by the Control and Risk Committee during 2015 in joint meetings or by the attendance of its Chairman or a Statutory Auditor designated by the Chairman at their meetings. The Board of Statutory Auditors also monitored the activities performed by the Nomination and Remuneration Committee by the attendance of its Chairman or a Statutory Auditor designated by the Chairman at their meetings.

The Lead Independent Director, a role currently held by Director Giorgio Valerio, is the point of reference and coordination for the issues and contributions of the independent Directors and the non-executive Directors in general. She also has the right to convene special meetings of the Independent Directors only (Independent Directors’ Executive Sessions) to discuss issues affecting the functioning of the Board of Directors or the management of the business.

Other information	Report of the Board of Statutory Auditors	488

See the Report on the corporate governance and share ownership of Telecom Italia S.p.A. for the 2015 financial year for further detailed information on the corporate governance of the Company, which the Board of Statutory Auditors evaluates positively.

Reference is also made to paragraph 10 of this Report for a description of the results of the analyses performed by the Board of Statutory Auditors on the applicability of the competition prohibition envisaged by Art. 2390 of the Italian Civil Code with respect to the new Telecom Italia Directors appointed by the Company’s Shareholders’ Meeting on December 15, 2015.

18.	No significant facts that should be mentioned in the Report to the Shareholders’ Meeting have emerged from the supervision and control activities carried out by the Board of Statutory Auditors, as described above, except for the issues encountered during the procedure adopted by the Company for the approval of the compensation package for the Chief Executive Officer appointed by the Board of Directors on March 30, 2016. In particular, the Board of Statutory Auditors has ascertained that it was a transaction with related parties of minor importance (not excluded from application, pursuant to the combined provisions of art. 18, letter c) of the Telecom Italia S.p.A. Procedure for performing transactions with related parties and art. 13, subsection 3, letter b), of Consob Regulation no. 17221 of March 12, 2010).

The Board of Statutory Auditors, while taking into account and agreeing that the procedure for appointing the new Chief Executive Officer needed to be carried out and concluded in a short space of time, considers that the Nomination and Remuneration Committee and the Board of Directors were not provided with full and adequate information suitably in advance, as provided for under art. 7, subsection 1, letter c) of the aforementioned Regulation.

The Board of Statutory Auditors, as regards the economic conditions agreed contractually, also considers that the Nomination and Remuneration Committee did not provide the Board of Directors with an adequately reasoned opinion - pursuant to art. 7, subsection 1, letter a) of the above Regulation and art. 35 of the Telecom Italia Procedure for performing transactions with related parties - on the Company’s interest in performing the transaction and on the advantage and substantial correctness of the related conditions. The Board of Statutory Auditors consequently informed Consob of the irregularities encountered pursuant to art. 149, subsection 3, legislative decree 58/1998.

The Board of Statutory Auditors reports that no observations or problems have emerged from its analysis of the information flows received in relation to the activity carried out by the control bodies of the subsidiary companies or the representations the external auditor has made in its reports on said subsidiaries.

Equally, no observations or problems have emerged from the review of the reports of the external auditor and the Boards of Statutory Auditors of Inwit S.p.A., Olivetti S.p.A. and Telecom Italia Sparkle S.p.A. pursuant to and for the purposes of article 153 of the CLF, article 2429, second subsection, of the Italian Civil Code and article 14 of Italian Legislative Decree no. 39 of January 27, 2010.

Finally, the Board of Statutory Auditors examined the external auditor’s reports on Tim Participações S.A. on the financial statements at 31 December 2015, which contained no observations or remarks.

19.	Having acknowledged the 2015 financial statements of Telecom Italia S.p.A., the Board of Statutory Auditors had no objections to formulate on the proposed resolution presented by the Board of Directors on the payment to savings Shareholders of the privileged dividend in the amount of 0.0275 euros per savings share, gross of legal withholdings.

The Board of Statutory Auditors also agrees with the proposed amendment of the Bylaws on the integration of the Company’s name to bring it into line with the new commercial brand.

Milan, April 14, 2016

For the Board of Statutory Auditors
the Chairman
Roberto Capone

Other information	Report of the Board of Statutory Auditors	489

MOTIONS FOR RESOLUTIONS

SHAREHOLDERS’ MEETING OF TELECOM ITALIA S.p.A.

May 25, 2016: ordinary and extraordinary shareholders’ meeting – single call

Medium

Ordinary session

•	Financial statements as at December 31, 2015 - approval of the documentation on the financial statements - related and consequent resolutions

•	Distribution of a privileged dividend to savings shares through utilization of reserves - related and consequent resolutions

•	Report on remuneration - resolution on the first section

•	Special Award - related and consequent resolutions

•	Resignation of a director - redetermination of the number of members of the board of directors from 17 to 16

Extraordinary session:

•	Integration of the corporate name - amendment of article 1 of the Bylaws - related and consequent resolutions

FINANCIAL STATEMENTS AS AT DECEMBER 31, 2015 – APPROVAL OF THE FINANCIAL STATEMENTS DOCUMENTATION – RELATED AND CONSEQUENT RESOLUTIONS

Dear Shareholders,

The draft financial statements submitted to the Shareholders Meeting gives rise to a net loss of 456,471,515.99 euros.

Said sum is fully offset by the amount of the company shareholders’ equity, positive at December 31, 2015 by over 16.1 billion euros. It is therefore proposed that the loss be covered by using the Reserves for 93,408,945.53 euros and withdrawing retained earnings for 363,062,570.46 euros.

For an analysis of this situation, see the report on operations accompanying the financial statements.

In view of the above, the Board of Directors submits for your approval the following

Proposed Resolution

The Shareholders’ Meeting of Telecom Italia S.p.A.,

•	having examined the annual financial report of Telecom Italia S.p.A.;

•	having taken note of the reports by the Board of Statutory Auditors and the independent auditor PricewaterhouseCoopers S.p.A.;

resolves

1.	to approve the financial statements of Telecom Italia S.p.A. for the year 2015;

2.	to cover the net loss resulting from the financial statement (of 456,471,515.99 euros)

a.	for 93,408,945.53 euros, using other reserves;

b.	for 363,062,570.46 euros, withdrawing retained earnings.

Other information	Motions for resolutions	490

DISTRIBUTION OF DISTRIBUTION OF A PRIVILEGED DIVIDEND TO SAVINGS SHARES THROUGH UTILIZATION OF RESERVES - RELATED AND CONSEQUENT RESOLUTIONS

Dear Shareholders,

As pointed out in the explanatory report on the proposed approval of the draft financial statements, this shows a net loss of 456,471,515.99 euros.

Notwithstanding this, in view of the amount of the company’s net equity and in order to avoid carrying over the debt into the next two financial years, as permitted by the Company Bylaws, we propose to distribute the privileged dividend on savings shares only, in the amount of 0.0275 euros (5% of 0.55 euros) per share, withdrawing funds from Merge Surplus Reserve (capital reserve). We consider that this solution represents appropriate response to market’s expectations in the light of previous Company results, without prejudice to the strategic priority of directing available resources to increasing the pace of making innovative investments.

The amounts for dividends will be payable in favour of entitled parties, on the basis of the evidence of the share deposit accounts at the end of the record date of 21 June 2016, starting from the coming June 22, 2016, while the coupon date will be June 20, 2016.

In view of the above, the Board of Directors submits for your approval the following

Proposed Resolution

The Shareholders’ Meeting of Telecom Italia S.p.A.,

•	having examined the annual financial report of Telecom Italia S.p.A.;

•	in view of the authority of the Shareholders’ Meeting, in the event of a lack of or insufficient net profits resulting from the financial statements to meet the privilege granted to savings shares, to meet it by distributing available reserves, resulting in the exclusion of the mechanism to carry over in the two subsequent financial years the entitlement to the privileged dividend not received by the distribution of profits, as stated in Article 6 of the Bylaws;

resolves

•	to pay savings Shareholders the privileged dividend in the amount of 0.0275 euros per savings share, gross of the withholdings required by law, which will be applied to the number of savings shares that they own at the record date, withdrawing the funds from the Merge Surplus Reserve (capital reserve) in the amount of 165,764,271.73 euros;

•	to make the dividend payable starting on June 22, 2016, with a coupon date of June 20, 2016 (record date June 21, 2016).

REPORT ON REMUNERATION - RESOLUTION ON THE FIRST SECTION

Dear Shareholders,

pursuant to article 123-ter of Legislative Decree no. 58 of February 24, 1998, the remuneration report has been prepared for the Shareholders’ Meeting to be held on May 25, 2016; it is divided into two sections:

•	the first sets out the Company’s policy regarding the remuneration of directors and key managers with strategic responsibilities, with reference at least to the 2016 financial year;

•	the second provides a report on the items that make up the remuneration of the subjects mentioned above, with a detailed presentation of the compensation paid to them in the 2015 financial year.

You are called on to express your opinion of the first section of the report, with a resolution that is not legally binding.

Other information	Motions for resolutions	491

In view of the above, the Board of Directors submits for your approval the following

Proposed Resolution

The Shareholders’ Meeting of Telecom Italia S.p.A.,

•	given the applicable legal provisions regarding the report on remuneration;

•	having acknowledged the non-binding nature of the resolution required,

resolves

to approve the first section of the remuneration report.

SPECIAL AWARD - RELATED AND CONSEQUENT RESOLUTIONS

Dear Shareholders,

Pursuant to art. 114-bis of Legislative Decree 58 of February 24, 1998, the Board of Directors submits for your approval, only for the part proposed to be disbursed as shares, the extraordinary compensation plan called 2016-2019 Special Award, according to the company remuneration policy as illustrated in the first section of the corresponding report, which is also submitted to the Shareholders’ Meeting for review.

While you are invited to refer for further details to the information document drawn up according to the format resulting from the Issuer Regulations (adopted by Consob with resolution no. 11971 of May 14, 1999 and as subsequently amended), summarised below are the essential terms and conditions of the initiative.

Reasons

The Special Award is intended to promote the alignment of the interests of the managers who benefit from the initiative with those of the shareholders with reference to the goal of the turnaround of the company, represented, in brief, in terms of exceeding the targets set out in the Business Plan for some indicators deemed to be priorities.

At the same time, it also provides the Chief Executive Officer with a management lever that is immediately perceived, and immediately effective, which allows him to reward, annually, those resources who have made a particular contribution to achieving these results, hence providing an incentive for the management team.

Beneficiaries

The Special Award is destined for the Chief Executive Officer, Flavio Cattaneo (it represents an essential component of his compensation package), and other managers of the Group that the Chief Executive Officer identifies for the single years of the four year period 2016-2019 that are the object of the incentive plan.

How it works

The Special Award provides for an annual bonus to be provided for totalling a maximum of 5.5% of the difference between (i) the results achieved separately in each of the years 2016, 2017, 2018 and 2019 and (ii) the consolidated targets for EBITDA, Opex reduction and NFP (with weights of 50%, 25% and 25%, respectively) as defined in the 2016-2018 Industrial Plan, using for 2019 the same values as the plan for the 2018 financial year. The results considered will be the organic results, on the same corporate perimeter as used for the 2016-2018 Industrial Plan and applying the same accounting, fiscal, tax, economic and financial criteria in force at the time of its approval, net of payments that could not be foreseen deriving from the management prior to March 30, 2016 (the date of appointment of Mr Cattaneo as Chief Executive Officer) or changes to the share capital affecting the results of the calculation parameters.

4% of the aforementioned difference will be reserved for the remuneration of the Chief Executive Officer, while the remaining maximum 1.5% will be destined to benefit other managers of the Company, to be identified by the Chief Executive Officer.

If approved by the Shareholders’ Meeting, against the sum of the respective annual bonuses, after the approval of the 2019 financial reports by the board, the beneficiaries will receive, consistently with the Group’s remuneration policies in force at the time (including any claw-back mechanisms):

•	the free allocation, for the 80% of the bonus, of a number of Shares calculated by dividing said sum by the normal value of the ordinary share at the time the level of annual accrual of the bonus was ascertained;

•	payment in cash of 20% of the bonus.

Other information	Motions for resolutions	492

Payment of the bonus (to a maximum of 55 million euros) will be conditional on retention of the employment relationship between the beneficiaries and Telecom Italia Group for the whole incentive period, without prejudice to the provisions of early termination set out in the information document.

To service the Special Award, the Company’s treasury shares may be used (and authorisation to do so is therefore proposed), it remaining possible for all or part to be satisfied by equivalent, at the discretion of the Board of Directors, based on the normal value of Telecom Italia ordinary share at the time the bonus is paid. The Company also expressly reserves the right to define, during the four year period 2016-2019, further arrangements to acquire the availability of Telecom Italian Shares to service the Special Award.

Restrictions on the shares

The Shares allocated shall carry full and regular rights from the moment they are allocated, and shall not be subject to any availability restrictions.

Furthermore, ex post correction mechanisms (including any claw-back mechanisms) in force at the time shall be applicable to both the cash and equity components of the bonus actually paid.

The Board of Directors invites you to refer to the information document for an analytical explanation of the initiative, and submits for your approval the following

Proposed Resolution

The Shareholders’ Meeting of Telecom Italia S.p.A.,

•	having examined the explanatory report of the Board of Directors,

•	having examined the information document made available to the public in accordance with the applicable regulations,

resolved

•	to approve the incentive plan called the 2016-2019 Special Award in the general terms described above and detailed in the information document published in accordance with the applicable regulations;

•	to confer on the Board of Directors all powers necessary or expedient for implementing the initiative, making any changes and/or additions to it that prove necessary for the implementation of what has been resolved, including for the purposes of compliance with any applicable regulatory provision, including authorisation to assign free of charge ordinary treasury shares existing at the appropriate time in the Company portfolio.

RESIGNATION OF A DIRECTOR - REDETERMINATION OF THE NUMBER OF MEMBERS OF THE BOARD OF DIRECTORS FROM 17 TO 16

Dear Shareholders,

as you know, the former Chief Executive Officer of the Company, Marco Patuano, resigned on March 22, 2016. The following week, the Board of Directors appointed Mr. Flavio Cattaneo, one of the Directors, in his stead.

On the other hand the Board of Directors decided not to appoint a replacement Director, by co-opting one, both considering that its term of office is very near by now, and since it considered the current membership adequate to carry out the tasks assigned to it by the law, the company by-laws, and best practice. Indeed, the Board has an effective mix in terms of professional experience, knowledge and background, also accrued internationally, and gender diversity (over the legal ratio of 1 in 3), as well as robust number of independent Directors (Directors Benello, Calvosa, Cioli, Cornelli, Gallo, Herzog, Kingsmill, Marzotto and Valerio fulfil the requirements set out in the Borsa Italiana Code).

In light of these considerations, the Board proposes that its composition be redefined as 16 members.

In view of the above, the Board of Directors submits for your approval the following

Proposed Resolution

The Meeting of the Shareholders of Telecom Italia S.p.A., given the resignation of Mr. Marco Patuano as Director,

resolved

to redetermine the composition of the Board of Directors, reducing its number from 17 to 16.

Other information	Motions for resolutions	493

INTEGRATION OF THE CORPORATE NAME – AMENDMENT OF ARTICLE 1 OF THE BYLAWS – RELATED AND CONSEQUENT RESOLUTIONS

Dear Shareholders,

In January this year we went ahead with an important rebranding operation.

Over the years, the Group had developed a complex brand architecture, with many very diverse logos, which were not capable of communicating a common identity. The Telecom Italia trademark itself, furthermore, suffered from the difficulties arising from its double role: on the one hand that of legal entity, on the other that of commercial brand for fixed telephony only. From 2014 onwards we therefore started to rationalise this situation, proceeding step by step, so as to accompany the market towards the new architecture without causing disorientation: we moved first from the use of two separate logos to joint use, then to the TIM “signature” with Telecom Italia “endorsement” and finally to the single brand TIM, as a single commercial brand, leaving Telecom Italia the role of representing the company’s legal personality.

This revolution was enhanced by a strong design, capable of expressing the Company’s point of view to the customer and supporting the creation of a coherent and distinctive experience. This is the reason for the creation of the new TIM logo, characterised by a red TIM icon and the white wordmark on a blue background, which corresponds to the need for simplicity, flexibility and iconic quality required by the market. The new logo offers a simpler customer experience and expresses to the highest degree the values and characteristics of a company projected towards the future with a solid base on which to build, enabling its investments in communication to be optimised.

The next step which we propose to you, for clarity of relations with the outside world and to further reinforce the corporate identity, is to enable the alignment of the name with the brand, while retaining the consolidated institutional name, by replacing article 1, subsection 1 of the Company Bylaws as follows:

CURRENT TEXT	PROPOSED NEW WORDING
La Società è denominata “TELECOM ITALIA S.p.A.”.	The name of the Company shall be “TELECOM ITALIA S.p.A.”; and it shall also and alternatively be named “TIM S.p.A.”.

It is specified that the proposed amendment of the By-laws concerned by this report does not entail any right of withdrawal as provided by legislation currently in force.

In view of the above, the Board of Directors submits for your approval the following

Proposed Resolution

The Shareholders’ Meeting of Telecom Italia S.p.A., having examined the explanatory report of the Board of Directors,

resolves

•	to replace the current article 1, subsection 1 of the Company Bylaws with the following text:

The name of the Company shall be “TELECOM ITALIA S.p.A.”; and it shall also and alternatively be named “TIM S.p.A.”

•	to confer on the Board of Directors – and on behalf thereof on the legal representatives pro tempore of the company, jointly or severally – all the powers necessary to complete all the necessary formalities for the adopted resolution to be entered in the Business Register, as well as all the powers necessary for legal and regulatory compliance consequent on the resolution adopted.

Other information	Motions for resolutions	494

GLOSSARY

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this Annual Report.

2G (second-generation Mobile System)

Second-generation protocols using digital encoding and including GSM, D-AMPS (TDMA) and CDMA. 2G networks are in current use all over Europe and other parts of the world. These protocols support voice and limited data communications. 2G networks technology offer auxiliary services such as data, fax and SMS. Most 2G protocols offer different levels of encryption.

3G (third-generation Mobile System)

Third-generation wireless service, designed to provide high data speeds, always-on data access, and greater voice capacity. 3G networks allow the transfer of both voice data services (telephony, messaging) and non-voice data (such as downloading Internet information, exchanging email, and instant messaging). The high data speeds, measured in Mbps, are significantly higher than 2G and, 3G networks technology enable full motion video, high-speed Internet access and video-conferencing. The standards of the 3G technology standards include UMTS, based on WCDMA technology (quite often the two terms are often used interchangeably) and CDMA2000.

4G (fourth-generation Mobile System)

Fourth-generation protocols that are designed to provide, in addition to the usual voice and other services of 3G, mobile broadband Internet access, for example to laptops with wireless modems, to smartphones, and to other mobile devices. Potential and current applications include mobile web access, IP telephony, gaming services, high-definition mobile TV, video conferencing, 3D television, and cloud computing applications.

5G (fifth-generation Mobile System)

5G indicates the fifth generation of mobile network that will be introduced on market starting in 2020. At worldwide level, the ITU Commission (International Telecommunication Union) began to set out the first Standards on 5G future connectivity and the first field trials will launched in 2018, during the Olympic Winter Games .

The main elements of the 5G network will be:

•	bit-rate significantly higher than 4G (capacity up to 10 Gbit/ s) to ensure greater efficiency and quality of service, such as video download and live streaming;

•	possibility of connecting simultaneously to hundreds of thousands of objects (Internet of Things): wearable technologies, automatic systems for traffic control, assisted driving for vehicles, home automation.

•	ultra-low latency (high speed in data transmission in the order of milliseconds);

•	ability to connect moving vehicles at higher speeds.

Access charge

Amount charged per minute by national operators for the use of their network by operators of other networks. Also known as an “interconnection charge”.

ADS (American Depositary Shares)/ ADR (American Depositary Receipt)

Equity shares used for the listing of Telecom Italia ordinary and savings shares on the NYSE (The New York Stock Exchange). Each ordinary ADS corresponds to 10 Telecom Italia ordinary shares; each savings ADS corresponds to 10 Telecom Italia savings shares.

ADSL (Asymmetric Digital Subscriber Line)

A modem technology that converts existing twisted-pair telephone lines into high-speed digital access lines for asymmetric multimedia data transfer. ADSL can receive up to 6 Mbps and as much as 832 Kbps or more in both directions. This allows expanding existing access speed capacity by a factor of 50 or more without new cabling.

Other information	Glossary	495

Analog

An old transmission technology which is not digital, e.g., the representation of voice, video or other not in digital form

ANOs/AltNets (Alternative Network Operators)

Companies other than the incumbent operator which operate telecommunications systems in a national market.

ATM

Asynchronous Transfer Mode is a networking technology that transfers data in packets or cells of a fixed size.

Backbone

Portion of the telecommunication network that supports long-distance connections with the highest traffic intensity and from which the connections for services in the local areas depart.

Bit-stream access

Wholesale broadband access service where access is provided to the XDSL network of Telecom Italia in addition to a corresponding transmission capacity to a third-party operator.

Bottom-up

The bottom-up approach develops a cost accounting model beginning with the expected demand in terms of subscribers and/or traffic. It then assesses the network design and related costs based on the network engineering model.

Broadband services

Services characterized by a transmission rate of 2 Mbit/s or more. According to international standards, these services are divided into two categories: (i) Interactive services, including videotelephone/videoconferencing (both point-to-point and multipoint); videomonitoring; interconnection of local networks; file transfer; CAD; high-speed fax; e-mail for moving images or mixed documents; broadband videotex; Video on demand; retrieval of sound programs or fixed and moving images; and (ii) Broadcast services, such as sound programs, television programs (including high-definition TV and pay TV) and selective document acquisition.

Broadcast

Simultaneous transmission of information to all nodes and terminal equipment of a network.

BSC (Base Station Controller)

Control node of the 2G radio access network and interface with the MSC switching exchange. It has the task of supervising and controlling radio resources, both during the phase when a call or a data connection is being set up and during the maintenance phase.

BSS (Business Support System)

The system used by network operators to manage business operations such as billing, sales management, customer-service management and customer databases. A type of Operations Support System (OSS).

BTS (Base Transceiver Station)

Radio base station which sends the GSM radio signal via antenna to cover an area (cell) and coordinates one or more radio transceivers (TRX).

Bundle

Commercial offer including different telecommunication services (voice, broadband internet, IPTV, other) by an operator under the same brand. Bundle Dual Play offer includes fixed telecommunication services and broadband Internet; bundle Triple Play offer is the “bundle dual play” integrated with IPTV; bundle Quadruple Play offer is the “bundle triple play” integrated with mobile telecommunication services.

Carrier

Company that makes available the physical telecommunication network.

CCA

In a current cost accounting (CCA) approach, the operator’s asset base is annualized based on the gross replacement cost of the assets. CCA belongs to the family of constant annualization methodologies where the depreciation share is stable and the cost of capital share decreases over time, resulting in decreasing annuities. Nevertheless, unlike historical cost accounting, in current cost annualization methods amortization is adjusted according to variations in the price of the assets being considered due to technical progress and general variations in price (inflation).

Other information	Glossary	496

CDMA (Code Division Multiple Access)

A digital wireless technology used in radio communication for transmission between a mobile phone and a radio base station. CDMA was developed by Qualcomm, and commercially introduced in 1995. It enables the simultaneous transmission and reception of several messages, each of which has a coded identity to distinguish it from the other messages.

CDP (Carbon Disclosure Project)

International initiative that encourages companies to focus on the management of the risks and opportunities emerging from climate change.

Cell

Geographical portion of territory illuminated by a BTS: 900MHz / 1800MHz.

Cellular

A technique used in mobile radio technology to use the same spectrum of frequencies in one network multiple times. Low power radio transmitters are used to cover a “cell” (i.e., a limited area) so that the frequencies in use can be reused without interference for other parts of the network.

Channel

The portion of a communications system that connects a source to one or more destinations. Also called circuit, line, link or path.

Closed User Group

A group of telecommunications users that share a longstanding economic interest. This definition has arisen in a regulatory context; it permits the partial liberalization of some telecommunications services.

Cogeneration

Cogeneration is the combined production of electrical (or mechanical) energy and useful heat from the same primary source. By using the same fuel for two different purposes, cogeneration aims at a more efficient use of primary energy, with associated cost savings especially in production processes where there is a strong overlap between the use of electricity and heating.

Community

A group of customers who have subscribed to specific offers which include special pricing for traffic toward other customers of the same telecommunications company.

Co-siting

Agreements to share technological sites (for Telecommunications, specifically, sites of access to the network and passive infrastructure) by several operators in order to achieve a more efficient use of network infrastructure in urban and rural areas.

CO2 - Carbon Dioxide

Carbon dioxide is one of the major greenhouse gases. It is linked to industrial processes and is the product of combustion especially as the result of the use of fossil fuels.

CPS (Carrier Pre-selection)

Permits a customer to pre-select another operator as an alternative to Telecom Italia without dialing an identifying code.

D-AMPS (Digital-Advanced Mobile Phone Service)

It is a digital version of AMPS (Advanced Mobile Phone Service), the original analog standard for cellular telephone service in the United States.

DCS 1800 (Digital Communication System)

A derivative of the GSM cellular mobile telephone standard. “1800” refers to the frequency used of 1800 MHz. DCS 1800 is the European PCN standard.

Digital

A mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. Digital networks are rapidly replacing the older analog ones. They allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

Other information	Glossary	497

Digital divide

The gap between people with effective access to digital and information technology and those with very limited or no access at all. The term encompasses among others: gaps in ownership of or regular access to a computer, Internet access—today primarily broadband, and related skills.

DSLAM (Digital Subscriber Line Access Multiplexer)

DSLAM denotes telecommunications equipment able to process digital signals of various clients and multiply them in a data link to the nodes of the Internet.

Dsl Network (Digital Subscriber Line Network)

A network built on existing telephone lines with DSL technology devices which use sophisticated modulation schemes to pack data onto copper wires for connections from a telephone switching station to a home or office.

DTT (Digital Terrestrial TV)

Digital Terrestrial Television Broadcasting is a type of broadcasting technology that provides a more effective way of transmitting television services using a digital system instead of the existing analogue system.

DVB-H (Digital Video Broadcasting-Handheld)

DVB—H technology combines digital video with the Internet Protocol (IP). Contents are subdivided into packets using the same basic technology employed by the Internet. The use of IP technology allows the transmission of TV and radio programs, web pages, music and video games to smartphones/PDA’s.

DWDM (Dense Wavelength Division Multiplexing)

This is a technology for multiplying and transmitting different wavelengths along a single optical fiber contemporaneously.

EDGE (Enhanced Data for GSM Evolution)

This is a powerful technology that increases the data transmission rate of the GPRS standard from rates of 30-40 kbit/s to more than 100 kbit/s and even up to 200 kbit/s with optimal radio conditions.

EEB (Energy Efficiency in Buildings)

International initiative promoted by the WBCSD for research in energy efficiency in buildings.

EFFC (Extraction Full Free Cooling)

A cooling system for the reduction of consumption without the use of greenhouse gases. The EFFC is based on the principle of free cooling (forced ventilation without the use of air-conditioning), combined with a system to extract the hot air produced by the apparatus and further cooling (adiabatic) of incoming air obtained by exploiting a zone with a high concentration of nebulized water.

EMS (Environmental Management Systems)

Environmental management systems contribute to the sustainable management of production and support processes and are a stimulus to the continual improvement of environmental performance as they are tools to ensure effective management, prevention and the continuous reduction of the environmental impact in work processes.

EPS (External Power Supplies)

External power supplies of equipment.

Ethernet

Family of computer networking technologies for local area networks (LANs) and metropolitan area networks (MANs).

EuP (Energy-using Products)

The Eco-Design Directive for Energy-using Products (2005/32/EC) establishes a regulatory framework that manufacturers of energy-using products (EuPs) must follow, from the design phase onward, to increase energy efficiency and reduce the negative environmental impact of products.

Exchange

See Switch.

Other information	Glossary	498

FFC (Full Free Cooling)

Cooling system based on the use of forced ventilation to reduce energy consumption.

FSC (Forest Stewardship Council)

The Forest Stewardship Council is an international non-profit NGO. The FSC represents an internationally recognized forest certification system. The purpose of certification is correct forest management and traceability of forestry products. The FSC logo guarantees that a product has been made with raw materials deriving from forests correctly managed according to the principles of the two main standards: forest management and chain of custody. FSC certification is an independent, third-party scheme.

FTT HOME, FTTCURB. FTT (Fiber to the …)

It is the term used to indicate any network architecture that uses fiber optic cabling to replace traditional copper cables used in telecommunications networks either in part or in full. The various technological solutions differ in the point of the distribution network where the fiber connection is made, with respect to the end-user’s location. In the case of FTT Curb (Fiber to the Curb) the fiber connection reaches the equipment (distribution cabinet) located on the sidewalk, from where copper connections are run to the customer; in the case of FTTHome (Fiber to the Home), the fiber connection terminates inside the customer premises.

FWA (Fixed Wireless Access)

FWA is a variant of wireless broadband, where a radio link is used instead of cable or fiber for the transmission of voice and data.

Gateway

A connection between the LANs and WANs of one or more suppliers; It can also mean the access nodes to international networks of various kinds.

GGSN (Gateway GPRS Support Node)

Node that acts as a gateway for data traffic between mobile networks (2G and 3G), on the one hand, and the Internet network or private networks on the other.

GPRS (General Packet Radio System)

System to send and receive data packets (which may contain images and other information) over 2G cellular networks.

GPON (Gigabit capable Passive Optical Network)

A passive optical network (PON) is a network architecture that brings fiber cabling and signals to the home using a point-to-multipoint scheme that enables a single optical fiber to serve multiple premises.

GRX (GPRS Roaming eXchange for Mobile Operators)

The GRX service allows Mobile Operators to interconnect GPRS networks around the world and offer global GPRS roaming coverage.

GRI (Global Reporting Initiative)

The Global Reporting Initiative (GRI) is a leading organization in the field of sustainability. GRI promotes sustainability reporting as a way for organizations to become more sustainable and contribute to sustainable development.

GSM (Global System for Mobile Communication)

A standard for digital cellular telephony used in the world and working on the 900MHz and 1800MHz band.

HCFC (Hydrochlorofluorocarbons)

Chemical compounds used mainly in cooling systems to replace chlorofluorocarbons (CFCs) which were banned by the Montreal Protocol. They have a more limited effect in depleting the ozone layer (approximately 10% of the ozone-depleting potential of CFCs).

HFC (Hydrofluorocarbons)

Compounds used in cooling systems. They belong to the family of greenhouse gases. They do not harm the ozone layer.

Other information	Glossary	499

HDSL (High-bit-rate Digital Subscriber Line)

Technology for business customers which allows the provision of digital circuits over twisted pair at higher speeds and lower cost than through conventional means.

HLR (Home Location Register)

Database where customer data are recorded.

Home Access Gateway – Access Gateway – Home Gateway – Residential Gateway

Home networking device that is used to concentrate voice/data/video traffic of customers for private TLC networks and to connect devices in the home to the Internet or other WAN.

Housing

Leasing to customers of physical space managed within a data center for the installation of their own equipment or servers.

HSDPA (High Speed Downlink Packet Access) /UMTS Hi Speed (Universal Mobile Telecommunications System)

UMTS evolution that allows broadband connections up to 3.6 Mbps.

ICT (Information and communication(s) technology)

Broad area concerned with information technology, telecommunications networking and services and other aspects of managing and processing information, especially in large organizations.

IEEE (Institute of Electrical and Electronics Engineers)

An organization of engineers, scientists and students involved in electrical, electronics and related fields. IEEE also functions as a publishing house and standards body.

IMSI (International Mobile Subscriber Identity)

The International Mobile Subscriber Identity is a unique identifier associated with all cellular networks. It is stored as a 64 bit field and is sent by the phone to the network.

Interactive

Allowing the user to change some aspect of the program.

Internet

The world’s best-known data network. Initially used by the U.S. Department of Defense, the Internet now provides an interface for networks based on different technologies (LANs, WANs, data networks, etc.), but which use the TCP/IP protocol platform.

Internet Protocol TV or IPTV

The service provides the distribution of television channels over Internet connections using the IP protocol. More than just duplicating a distribution means, IPTV enables interactive services so that the viewer can interact with the show as it is broadcast.

IP (Internet Protocol)

A set of communications protocols for exchanging data over the Internet.

IP/MPLS (Internet Protocol/Multi Protocol Labeling Switching)

A packet switching protocol to optimize network behaviors of mapping Layer3 (IP) end-to-end data flow to Layer2 traffic between adjacent network nodes.

IPTV (Internet Protocol Television)

A system that utilizes the Internet Protocol infrastructure to transmit digital television content over a network and deliver it via a broadband Internet connection.

ISDN (Integrated Services Digital Network)

A system in which several services (e.g., voice and data) may be simultaneously transmitted end to end in digital form.

ISPs (Internet Service Provider)

A vendor who provides access to the Internet and World Wide Web.

ITU (International Telecommunication Union)

The worldwide policy, spectrum regulation and standardization body in telecommunication operating under the auspices of the United Nations.

Jitter

In electronics and telecommunications jitter indicates the variation of one or more characteristics of a signal such as, amplitude, frequency, and phase. The causes leading to jitter must be kept at the center of the design of electronic systems and components in which signal integrity is a strict constraint.

Other information	Glossary	500

KVAR (kilovolt–amperes reactive)

Measurement system, expressed in kilovolt, of electric current lost in an AC electrical system.

LAN (Local Area Network)

A private network that covers a local geographic area and provides public telecommunications services as well as interconnection between personal computers.

Lambda

Represents the single optical channel on which a signal is transmitted in fiber-optic networks.

LCA (Life Cycle Analysis)

Analysis methodology for the evaluation and quantification of environmental impacts associated with a product/process/activity along the entire life cycle from the extraction and acquisition of raw materials to the end of its life.

Local Loop (Twisted Pair)

Twisted pair of copper wires through which the telephone connection reaches users; it is the foundation of traditional telephone lines and it is often called the “last mile”.

LLU (Local Loop Unbundling)

Service by which operators other than Telecom Italia can lease the local loop, i.e., the wire connection between the Telecom Italia local exchange and the customer’s premises.

LTE (Long Term Evolution)

Represents the fourth generation (4G) of mobile phone systems. LTE belongs to the 3GPP (Third Generation Partnership Project) standard and is the latest evolution of the GSM / UMTS / HSPA standards. LTE offers a higher spectral efficiency in bits per Hertz and download bandwidth up to 150 Mbit/s per cell reducing the latency time. LTE enables services that require high interactivity (e.g. gaming, video conferencing). A further development of LTE, called “LTE Advanced,” is being implemented and will allow reaching even higher bitrates in download.

MEMS (Micro-Electro-Mechanical Systems)

MEMS are miniaturized devices ranging in size from a few micrometers to a few millimeters, which execute one or more monitoring, processing or actuation functions by deploying a combination of electronic, mechanical, optical, chemical or biological components integrated on a usually silicon hybrid circuit

MGCP (Media Gateway Control Protocol)

An Internet Engineering Task Force (IETF) signaling protocol proposal allowing a bridge between classic telephone networks and Internet (i.e., IP-based) infrastructures.

MGW (Media GateWay)

Equipment that processes voice and video traffic adapting codings between different technologies (e.g. from circuit to packet).

MPLS/IP (Multi Protocol Label Switching)

A packet switching protocol to optimize network behaviors of mapping Layer3 end-to-end data flow to Layer2 traffic between adjacent network nodes.

MSC (Moblie Switching Center)

Executes functions such as controlling calls, switching traffic, taxation, controlling network interfaces and acts as an interface with other networks.

MS SPRING

A form of traffic protection mechanism for the equipment.

Multimedia

A service involving two or more communications media (e.g., voice, video, text, etc.) and hybrid products created through their interaction.

MVNO (Mobile Virtual Network Operator)

MVNO is a wireless communications services provider that does not own the radio spectrum or wireless network infrastructure over which the MVNO provides services to its customers.

Other information	Glossary	501

Naked

A digital subscriber line without an analog or ISDN telephony service.

Network

An interconnected system of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cables or point-to-point radio connections.

Network cap

See Price cap.

NGAN (New Generation Access Network)

It can be realized with different technological solutions, typically fiber optic and VDSL pairs.

NGDC (Next Generation Data Center).

A major rethink of the IT architecture through the physical concentration and virtualization of servers to reduce the costs of maintenance/management and energy consumption, and to improve efficiency.

NGN (Next Generation Network).

New generation network created by Telecom Italia to meet the demands of corporations, public administrations and citizens. The new network architecture guarantees an infrastructure designed to cover multiple offers by increasing customization levels and bandwidth availability, removing bandwidth limits and providing a huge capacity along with a wide selection of access systems.

NGNs (Non-Geographic Numbers)

Non-geographic numbers are unique as they are by definition not associated with any particular geographic location (e.g. premium rate services, toll free, directory assistance services).

Node

Topological network junction, commonly a switching center or station.

Node B (similar to BTS in GSM)

This is the Radio Base Station in UMTS technology which, via an antenna, sends the UMTS radio signal that creates cell coverage (typically 3 cells for Node B). It also performs functions that are strictly linked to managing the radio connection.

N-play offering

Offerings to customers which bundle two or more of the following services: fixed voicel, fixed broadband/fiber, video, mobile.

NYSE

The New York Stock Exchange.

OHSAS (Occupational Health and Safety Assessment Series)

International Standard that sets the requirements that a management system for the protection of workers’ health and safety must meet.

OLOs (Other Licensed Operators)

Companies other than the incumbent operator that operate telecommunications systems in a national market.

Optical fiber

Thin glass, silica or plastic wires, building the base infrastructure for data transmission. An optical fiber cable contains several individual fibers, and each of them is capable of delivering a signal (light impulse) at almost unlimited bandwidth. Optical fibers are usually employed for long-distance communication: they can transfer “heavy” data loads protected from possible disturbances along the way. The driving capacity of optical fibers is higher than the traditional cable and copper twister-pair lines.

OSS (Operations Support System).

Methods and procedures (whether mechanized or not) that directly support the daily operation of the telecommunications infrastructure.

OTT (Over the Top) players

Operators offering contents and services on the Internet without owning the proprietary TLC network infrastructure.

Other information	Glossary	502

OSS (Operations Support System)

Methods and procedures (whether mechanized or not) that directly support the daily operation of the telecommunications infrastructure.

Outsourcing

Hiring outsiders to perform various telecommunications services, which may include planning, construction, or hosting of a network or specific equipment belonging to a company, and, ultimately, the management of entire telecommunications systems. Value-added applications may also be provided in various sectors.

Packet-Switched Services

Data services based on parceling or breaking the data stream into packets and switching the individual packets. Information transmitted (whether voice or data) is segmented into cells of a standardized length, which are then transmitted independently of one another, allowing maximization of available capacity and usage of single transmission path for multiple communications. The cells are then reassembled upon reaching their destination.

Pay-Per-View or PPV

A system by which the viewer pays to see a single program (such as a sporting event, film or concert) at the moment at which it is transmitted or broadcast.

Pay TV

Subscription TV channels. To receive Pay TV or Pay-Per-View programs, a decoder must be connected to the television set, and a conditional access system is needed.

PCS

Personal communications services.

Peering

An interconnection between two Autonomous Systems (administratively separate networks) belonging to separate Internet Service Providers that allows providers to exchange traffic between their respective networks.

Penetration

The measurement of the take-up of services. As of any date, penetration is calculated by dividing the number of subscribers by the population to which the service is available and multiplying the quotient by 100.

Platform

The total input, including hardware, software, operating equipment and procedures, for producing (production platform) or managing (management platform) a particular service (service platform).

POP (Point Of Presence)

Internet provider locations for network connection, often through dial-up phone lines. When a POP is within a specific local area, users can connect to the Internet by dialing a local phone number.

POTS (Plain Old Telephone Service)

Refers to the basic telephony service (homes use) supplying standard, single-line telephones, fixed-line services and access to public voice telephony network. In contrast, telephone services based on digital communications lines, such as ISDN, are not POTS. The main distinctions between POTS and non-POTS services are speed and bandwidth. POTS is generally restricted to about 52 Kbps.

Price-cap or network cap

Under price-cap, a regulator sets a cap on the price that the regulated operator may charge for a given service or basket of services. The cap may be set based on a top-down or bottom-up approach and may evolve according to several economic factors. The basic formula employed to set price caps is CPI – X, where the expected efficiency savings X are subtracted from the rate of inflation, measured by the Consumer Price Index. This price control methodology is intended to provide incentives for efficiency savings, as any savings above the predicted rate X can be kept by the operator and passed on to shareholders. In Europe, price caps are generally reviewed every three years, corresponding to the length of validity of market analysis.

Other information	Glossary	503

PSTN (Public Switched Telephone Network)

The public telephone network delivering the basic telephone service and, in certain circumstances, more advanced services.

RNC (Radio Network Controller—counterpart of BSC in GSM)

Equipment that monitors and controls radio resources, both during the call set-up phase, and during the maintenance phase (for example, handover between different cells). Furthermore, it handles connectivity to and from: Node B, MSC*, and other RNC.

Roaming

A service that enables GSM mobile users to automatically access networks of operators other than the one with which they signed their initial contract. The roaming service is active when wireless is used in a foreign country (belonging to the GSM network).

RoHS (Restriction of Hazardous Substances)

European Directive No. 95/2002 that regulates the use of hazardous substances in electrical and electronic equipment.

RTG

Is the network of the world’s public circuit-switched telephone networks in much the same way that the Internet is the network of the world’s public IP-based packet-switched networks.

SAR (Specific Absorption Rate)

Measures “the electromagnetic power absorbed by a tissue mass.” SAR is measured in W/kg. With regard to mobile phones, SAR is by law the reference parameter to determine the threshold: persons exposed to an electromagnetic field with an SAR level much higher than that set can suffer harm to their health among the various possible effects. To safeguard the health of the population, as well as of workers who are directly exposed to electromagnetic waves, European legislation has set SAR thresholds that must not be exceeded.

SDH Standard (Synchronous Digital Hierarchy)

The European standard for high-speed digital transmission.

Service Provider

The party that provides end users and content providers with a range of services, including a proprietary, exclusive or third-party service center.

SGT (Transit exchange interconnection level for telephone traffic)

Transit Exchange for telephone traffic carriage, routing and transmission.

SGU (Local exchange interconnection level for telephone traffic)

Local Exchange for telephone traffic carriage, routing and transmission.

Shared Access

Shared access to the user’s twisted pair with another TLC service provider by using separately voice and non-voice band frequency spectrum. This mode allows keeping voice telephony with an operator (Telecom Italia or others) and have ADSL on the proprietary network of the shared access operator, i.e., not passing over the Telecom Italia network but directly through the DSLAM of the operator.

SLU (Sub Loop Unbundling)

It is a type of unbundled access whereby the sub-section of the local loop from the street cabinet to the customer’s premises is unbundled. In practice this often means that the competitor places a small street cabinet with a DSLAM, next to a local copper aggregation cabinet of the incumbent operator and uses a ‘tie cable’ to connect to the local loop.

SME

The small- and medium-size enterprise market which consists of businesses having between 3 and 50 employees.

Smartphone

Electronic device that combines the functions of a mobile phone and a handheld computer equipped with a complete operating system.

Other information	Glossary	504

SMS (Short Message Service)

Short text messages that can be received and sent through GSM-network connected cellular phones. The maximum text length is 160 alpha-numerical characters.

SOHO

The small office/home office market which consists of businesses that use telephone lines to connect to the Internet, as opposed to dedicated lines, and is made up of small businesses, generally with one or two employees, and businesses conducted out of the home.

Switch

Device used to set up and route telephone calls either to the number called or to the next switch over the path. They may also record information for billing and control purposes.

Synchronous

Type of data transmission in which there is permanent synchronization between the transmitter and receiver.

Tablet

Portable computer with compact dimensions whose screen can be used to write or give commands with the touch of your fingers or using a specially designed stylus.

TDMA (Time Division Multiple Access)

A technology for digital transmission of radio signals between, for example, a mobile phone and a radio base station. TDMA breaks signals into sequential pieces of defined length, places each piece into an information channel at specific intervals and then reconstructs the pieces at the end of the channel.

TRX

Radio transceivers located in BTS.

ULL (Unbundling Local Loop)

Process by which operators other than Telecom Italia can lease the local loop, i.e., the wire connection between the Telecom Italia local exchange and the customer’s premises.

UMTS (Universal Mobile Telecommunications System)

Third-generation mobile communication standard. It consists of a broadband system in which data travels at a bandwidth of 2Mb/s, communication is faster, quality is better and multimedia contents can travel over the Net.

UMTS Cell

Geographical portion of territory illuminated by a Node B.

UMTS Channels

These enable all the customers of the cell to access both the CS (Circuit Switched) services and PS (Packet Switched) services of UMTS technology.

Unbundling

It is the service offered by the incumbent to the alternative operator which consists of the rental of the local loop i.e. the wire connection between the local exchange and the customer’s premises.

Universal Service

The obligation to supply basic service at an affordable price, or at special rates solely for subsidized users.

UPS

Uninterruptible Power Supply.

VAS (Value-Added Services)

Value Added Services provide a higher level of functionality than the basic transmission services offered by a telecommunications network for the transfer of information among its terminals, which include wired or wireless switched-circuit analog voice communications; direct “unrestricted” digital point-to-point service at 9,600 bit/s; packet switching (virtual call); direct broadband analog transmission of TV signals, and supplementary services, such as closed user groups; call waiting; collect calls; call forwarding, and identification of number called. Value Added Services provided by the network, the terminals or the specialized centers include message handling services (MHS) (which can be used, among other things, for commercial documents in predetermined formats); electronic directories listing users, network addressees and terminals; e-mail; fax; teletext; videotext and videotelephone. Value Added Services could include also value added voice telephony services such as Freephone or Premium Rate Services.

Other information	Glossary	505

VDSL (Very - high – data – rate Digital Subscriber Line)

Access technology that allows providers to give clients, by means of an apparatus installed in their homes, access to voice and TV services on the traditional telephone line with speeds of up to 50 Mbps in downstream.

VOD (Video On Demand)

TV-program offering on user’s request, with payment of a fee for each purchased program (a movie, a soccer match, etc.). Broadcast specifically for cable and satellite TV.

VoIP (Voice Over IP)

A technology that allows transmission of voice communication over an Internet connection or another dedicated network using the Internet Protocol (IP) data networks ( such as IP-based LANs, Intranets or the Internet) instead of a conventional phone line.

VPN (Virtual Private Network)

A network designed for a business or government agency, using the infrastructures of a carrier and providing customized services, and which operates in such a manner as to appear dedicated to the user thereof.

WAN (Wide Area Network)

A private network that covers a wide geographic area using public telecommunications services.

WEEE (Waste Electrical and Electronic Equipment).

Waste from electrical and electronic equipment which the holder intends to dispose of as it is faulty, unused or obsolete.

WI-FI

A service for wireless Internet connection and high speed access.

WLL (Wireless Local Loop)

The means of configuring a local loop without the use of wiring.

Wi – Max (Worldwide Interoperability for Microwave Access)

A technology that allows wireless access to broadband telecommunications networks. It is defined by the Wi—MAX Forum, a global consortium that brings together major companies in the field of fixed and mobile telecommunications and whose purpose is to develop, test and promote the interoperability of systems based on IEEE 802.16-2004 standards for fixed access and IEEE.802.16e-2005 for fixed and mobile access.

WLR (Wholesale Line Rental)

It is the wholesale resale of the access to its public telephone fixed network by the Incumbent to alternative operators, (usually in conjunction with a wholesale call product such as Carrier Preselection); in this way alternative operators to provide to customers both access and traffic services and to produce a single bill covering both services.

XDSL (Digital Subscriber Line)

It is a technology that makes use of standard telephone lines and it includes different categories including ADSL Asymmetric DSL, HDSL High-data-rate DSL and VDSL, Very high bit rate DSL. This technology uses a digital signal with a very high frequency in order to increase the data transfer rate.

Other information	Glossary	506

USEFUL INFORMATION

Free copies of this report and the Annual Report on Corporate Governance and the Compensation Report can be obtained by:

Calling	Free Number 800.020.220 (for calls inside Italy) or +39 011 2293603 (for calls outside Italy) providing information and assistance to shareholders

E-mail	ufficio.soci@telecomitalia.it

Internet

Users can access:

•     the 2015 Annual Report at the following URL: telecomitalia.com/Bilanci-Relazioni;

•     the Annual Report on Corporate Governance at the following URL: telecomitalia.com/Relazione-governo-societario

•     the Compensation Report at the following URL: telecomitalia.com/Relazione-remunerazione

They can also obtain information about Telecom Italia at the following URL: www.telecomitalia.com and information about its products and services at the following URL: www.tim.it

Investor Relations	+39 02 85954131 +39 02 85954132 (fax) investor_relations@telecomitalia.it

TELECOM ITALIA

Registered Office Via G. Negri n. 1 - Milan

Headquarters and Secondary Office in Corso d’Italia 41 - Rome

PEC (Certified Electronic Mail) box: telecomitalia@pec.telecomitalia.it

Share Capital 10,740,236,908.50 euros, fully paid up

Tax Code/VAT no. and Milan Companies Register file no. 00488410010

Other information	Useful information	507

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the twelve months ended December 31, 2015 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2016-2018 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2016

TELECOM ITALIA S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager